Form 20-F
period 2018-12-31
Qutoutiao Inc.
filed 2019-04-11
CIK 1733298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

For the transition period from                       to

Commission file number 001-38644

Qutoutiao Inc.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Exact name of Registrant as specified in its charter)

11/F, Block 3, XingChuang Technology Center

5005 Shen Jiang Road, Pudong New Area

Shanghai 200120

People’s Republic of China

(Address of principal executive offices)

Jingbo Wang, Chief Financial Officer

Telephone: +86-21-6858-3790

Email: ir@qutoutiao.net

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, every four representing one Class A ordinary shares	NASDAQ Global Select Market
Class A Ordinary Shares, par value US$0.0001 per share*	NASDAQ Global Select Market

*	Not for trading, but only in connection with the listing on the NASDAQ Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g)

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

37,022,806 Class A ordinary shares were outstanding as of December 31, 2018

34,248,442 Class B ordinary shares were outstanding as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐ Yes      ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐ Yes      ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes      ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act      ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow    ☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934)    ☐ Yes      ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court    ☐ Yes      ☐ No

*	Not for trading, but only in connection with the listing on the NASDAQ Global Select Market of the American Depositary Shares

i

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

•	“installed users” are to the aggregate number of unique mobile devices that have downloaded and launched our relevant mobile application at least once;
•	“ADSs” are to American depositary shares, with every four ADSs representing one Class A ordinary share, and “ADRs” are to American depositary receipts that evidence ADSs;
•	“CAGR” are to compound annual growth rate;
•	“CPC” are to cost-per-click as basis for charging our advertising services;
•	“CPM” are to cost-per-thousand-impressions as basis for charging our advertising services;
•

“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•

“DAUs” are to the number of unique mobile devices that accessed our relevant mobile application on a given day. “Combined average DAUs” for a particular period is the average of the DAUs for all of our mobile applications on each day during that period;

•

“MAUs” are to the number of unique mobile devices that accessed our relevant mobile application in a given month. “Combined average MAUs” for a particular period is the average of the MAUs for all of our mobile applications in each month during that period;

•	“registered users” are to users that have registered accounts on our relevant mobile application;
•	“RMB” or “Renminbi” are to the legal currency of China;
•	“lower tier cities” are to cities in China that are not tier-1 and tier-2 cities;
•

“tier-1 and tier-2 cities” refer to (i) tier-1 cities in China, which are Beijing, Shanghai, Guangzhou and Shenzhen and (ii) tier-2 cities in China, which are Hangzhou, Nanjing, Jinan, Chongqing, Qingdao, Dalian, Ningbo, Xiamen, Tianjin, Chengdu, Wuhan, Harbin, Shenyang, Xi’an, Changchun, Changsha, Fuzhou, Zhengzhou, Shijiazhuang, Suzhou, Foshan, Dongguan, Wuxi, Yantai, Taiyuan, Hefei, Kunming, Nanchang, Nanning, Tangshan, Wenzhou and Zibo;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and
•	“we,” “us,” “our company” and “our” are to Qutoutiao Inc., its consolidated VIEs and their respective subsidiaries, as the context requires.

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude ordinary shares issuable upon the exercise of outstanding options with respect to our ordinary shares under our share incentive plan.

This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Unless the context indicates otherwise, all share and per share data in this annual report have given effect to a share split in September 2017 in which each one of the previously issued ordinary shares was split into 10,000 ordinary shares.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2016, 2017 and 2018, and as of December 31, 2017 and December 31, 2018.

Our ADSs are listed on the NASDAQ Global Select Market under the symbol “QTT.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

•	our goal and strategies;
•	our ability to maintain and strengthen our position as a leader amongst mobile content platform companies in China’s mobile content industry;
•	our expansion plans;
•	our ability to monetize through advertising and other products and services that we plan to introduce;
•	our future business development, financial condition and results of operations;
•	PRC laws, regulations, and policies relating to the Internet and Internet content providers; and
•	general economic and business conditions.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information—D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018 and selected consolidated balance sheet as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheets as of December 31, 2016 have been derived from our audited consolidated financial statements not included in this annual report.

You should read the selected consolidated financial data in conjunction with the financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for percentages, share and per share data)
Condensed Consolidated Statement of Operations Data:
Revenues(1):
Advertising and marketing revenues	57,880	512,883	2,814,258	409,317
Other revenue	74	4,170	207,888	30,236
Net revenues	57,954	517,053	3,022,146	439,553
Cost of revenues(2)	(7,178)	(76,481)	(503,613)	(73,247)
Gross profit	50,776	440,572	2,518,533	366,305
Operating expenses(2):
Research and development expenses	(2,627)	(15,317)	(270,108)	(39,286)
Sales and marketing expenses	(54,633)	(494,724)	(3,250,038)	(472,698)
General and administrative expenses	(4,427)	(25,947)	(980,725)	(142,641)
Total operating expenses	(61,687)	(535,988)	(4,500,871)	(654,625)
Other gains	—	—	725	105
Loss from operations(3)	(10,911)	(95,416)	(1,981,613)	(288,214)
Interest income	51	673	31,302	4,553
Foreign exchange related gains, net	—	—	4,134	601
Others, net	(2)	(17)	(69)	(10)
Loss before income taxes	(10,862)	(94,760)	(1,946,247)	(283,070)
Income tax benefit	—	—	401	58
Net loss	(10,862)	(94,760)	(1,945,846)	(283,012)
Net loss attributable to non-controlling interests	—	—	3,275	476
Net loss attributable to Qutoutiao Inc.	(10,862)	(94,760)	(1,942,572)	(282,535)
Accretion to convertible redeemable preferred shares redemption value	—	(6,012)	(101,807)	(14,807)
Accretion to redemption value of Series A convertible redeemable preferred shares interests of a subsidiary	—	—	(978)	(142)
Gains on repurchase of convertible redeemable preferred shares	—	—	18,332	2,666
Deemed dividend to preferred shareholders	—	—	(1,917)	(279)
Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(10,862)	(100,772)	(2,028,941)	(295,097)
Net loss	(10,862)	(94,760)	(1,945,846)	(283,012)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	—	25	(16,454)	(2,393)
Total comprehensive loss	(10,862)	(94,735)	(1,962,300)	(285,405)
Comprehensive loss attributable to non-controlling interests	—	—	3,275	476
Comprehensive loss attributable to Qutoutiao Inc.	10,862	94,735	1,959,025	284,928
Net loss per share
— Basic and diluted	(0.45)	(4.19)	(57.97)	(8.43)
Weighted average number of ordinary shares used in per share calculation:
— Basic and diluted	24,062,500	24,062,500	35,000,472	35,000,472

(1)	Revenues from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Advertising and marketing revenues	—	—	17,447	2,538
Other revenue	—	—	29,597	4,305

(2)	Cost of revenues and operating expenses from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	120	484	6,020	876
Research and development expenses	166	220	—	—
Sales and marketing expenses	74	950	23,671	3,443
General and administrative expenses	2,664	15,134	—	—

(3)

We recognized share-based compensation expenses of RMB0.4 million, RMB3.4 million and RMB951.6 million (US$138.4 million) in 2016, 2017 and 2018, respectively. Share-based compensation expenses in 2018 included RMB864.7 million (US$128.1 million) that relates to certain ordinary shares beneficially owned by certain of our co-founders that became restricted pursuant to share restriction deeds entered into by them in January 2018 and fully vested upon completion of our initial public offering in September 2018.

	Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets:
Cash and cash equivalents	278,458	2,186,288	317,982
Short-term investments	129,770	115,436	16,789
Total current assets	466,208	2,626,074	381,947
Total assets	476,581	2,752,472	400,330
Registered users’ loyalty payable	20,977	256,662	37,330
Accrued liabilities related to user loyalty programs	187,003	44,134	6,419
Total liabilities	311,246	1,144,302	166,432
Mezzanine equity	273,895	96,937	14,099
Total Qutoutiao Inc. shareholders’ equity (deficit)	(108,560)	1,514,507	220,276
Non-controlling interests	—	(3,274)	(476)
Total shareholders’ equity (deficit)	(108,560)	1,511,233	219,800

Non-GAAP Financial Measure

We use non-GAAP net loss attributable to Qutoutiao Inc., which is a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP net loss attributable to Qutoutiao Inc. represents net loss attributable to Qutoutiao Inc. before share-based compensation expenses. We believe that such non-GAAP financial measure help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net loss attributable to Qutoutiao Inc. In particular, share-based compensation expenses in 2018 included RMB864.7 million (US$128.1million) that relates to certain ordinary shares beneficially owned by certain of our co-founders that became restricted pursuant to share restriction deeds entered into by them in January 2018 and fully vested upon completion of our initial public offering in September 2018. We believe that such non-GAAP financial measure also provides useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. It should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measures, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measure differently, limiting its usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of the non-GAAP financial measure for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net loss attributable to Qutoutiao Inc.	(10,862)	(94,760)	(1,942,572)	(282,535)
Add: share-based compensation expenses:
Cost of revenues	1	942	5,711	831
Research and development	149	1,317	29,623	4,308
Sales and marketing	35	939	9,538	1,387
General and administrative	209	181	906,754	131,882
Non-GAAP net loss attributable to Qutoutiao Inc.	(10,468)	(91,381)	(990,945)	(144,127)

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Relating to Our Industry and Business

We have a limited operating history, which makes it difficult to evaluate our business.

We launched Qutoutiao in June 2016. We have experienced rapid growth since the launch of Qutoutiao in terms of installed users, MAUs, DAUs and revenues. However, our historical growth may not be indicative of our future performance, and we cannot assure you that this level of significant growth will be sustainable or achievable at all in the future. Our growth prospects should be considered in light of the risks and uncertainties that fast-growing companies with a limited operating history in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

•	retain existing users on, and attract new users to, our platform;
•	present real-time customized feeds to users based on their profiles, behaviors and social relationships;
•	maintain the effectiveness of our user loyalty programs;
•	maintain stable relationships with our content providers;
•	develop and implement successful monetization measures;
•	convince advertising customers of the benefits of our advertising and marketing services compared to alternative forms of marketing;
•	increase brand awareness through marketing and promotional activities;

•	upgrade existing technology and infrastructure and develop new technologies to support increasing user traffic, improve user experience, expand functionality and ensure system stability;
•	successfully compete with other companies that are currently in, or may in the future enter, our industry;
•	attract, retain and motivate talented employees;
•	adapt to the evolving regulatory environment; and
•	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

All of these endeavors involve risks and will require significant capital expenditures and allocation of valuable management and employee resources. We cannot assure you that we will be able to effectively manage our growth or implement our business strategies effectively. If the market for our platform does not develop as we expect or if we fail to address the needs of this dynamic market, our business, results of operations and financial condition will be materially and adversely affected.

If we fail to acquire new users or retain existing users, or if user engagement on our platform declines, our business, results of operations and financial condition may be materially and adversely affected.

The growth of our user base and the level of user engagement are critical to our success. Our mobile applications had approximately 93.8 million combined average MAUs, approximately 30.9 million combined average DAUs and average daily time spent per DAU of approximately 63 minutes in the three months ended December 31, 2018. Our business has been and will continue to be significantly affected by our success in growing the number of active users and increasing their overall level of engagement on our platform. We anticipate that our user growth rate will slow over time as the size of our user base increases. To the extent our user growth rate slows, our success will become increasingly dependent on our ability to increase user engagement with our platform. We have implemented user account systems and loyalty programs to, among other things, help us cost-effectively acquire new users and develop an engaged and loyal user base. However, although such user account systems and loyalty programs have contributed significantly to the growth in our installed users and high user engagement in the past, there can be no assurance that such systems and programs will continue to function effectively. Additionally, our acquisition cost per user may increase as we implement new marketing initiatives, such as placing advertisements in app stores. Our user engagement efforts, including by increasing the number of content providers, expanding the breadth and quality of content, including video and user generated content, on our platform, diversifying into new content formats and strengthening our content recommendation capabilities, may also not achieve expected results. Users may no longer perceive content and other products and services on our platform to be entertaining and relevant, and we may not be able to attract users or increase their usage frequency of our platform. If we fail to execute any such new initiatives successfully or in a cost-effective manner, our business, results of operations and financial condition would be materially and adversely affected. If we are unable to grow our user base or the level of user engagement, or if the number of users or their level of engagement declines, this could result in our platform being less attractive to potential new users and thus advertising customers, which would have a material and adverse impact on our business, results of operations and financial condition.

If we do not continue to increase the strength of our brand, we may not be able to maintain current or attract new users and customers for our products and services.

Our operational and financial performance is highly dependent on the strength of our brand. We believe we enjoy lower user acquisition cost compared to acquiring users through other means. Our platform’s innovative user account systems and gamified loyalty programs enable us to focus our resources on directly connecting with new users. In order to further expand our user base, we may need to substantially increase our marketing expenditures to enhance brand awareness.

In addition, negative coverage in the media of our company could threaten the perception of our brand, and we cannot assure you that we will be able to defuse negative press coverage about our company to the satisfaction of our investors, users, advertising customers and content providers. If we are unable to defuse negative press coverage about our company, our brand may suffer in the marketplace, our operational and financial performance may be negatively impacted and the price of our ADSs may decline.

Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services that provide news or to cease the Internet access services provided by third parties to us.

The PRC government regulates the Internet industry extensively, including foreign ownership of, and the licensing requirements pertaining to, companies in the Internet industry. A number of regulatory agencies, including the Ministry of Culture, or the MOC, the Ministry of Industry and Information Technology, or MIIT, the Cyberspace Administration of China, or CAOC, the State Administration of Radio and Television, or the SART (previously known as GAPPRFT and SARFT), the State Council Information Office, or the SCIO, and other governmental authorities, jointly regulate all major aspects of the Internet industry. Operators are required to obtain various government approvals and licenses prior to providing the relevant Internet information services.

Our platform primarily focuses on light entertainment content. Nonetheless, certain content related to current affairs, finance, society and economy provided on our Qutoutiao mobile application may be deemed to be news content. According to the Provisions for the Administration of Internet News Information Services issued by the national CAOC on May 2, 2017 that became effective on June 1, 2017, an Internet news license shall be obtained for a provider of Internet news information services to the public in a variety of ways, including through the offering of platforms for the dissemination of Internet news. As such, we may be required to obtain an Internet news license from CAOC for the dissemination of news through our mobile application. In practice, Internet news information service providers that are not state-owned, such as our company, are required to introduce a state-owned shareholder in order to apply for the Internet news license. See “Item 4. Information on the Company — C. Regulations — Regulation on Internet News Dissemination.” As a result of our lack of an Internet news license, the CAOC or its applicable office at the provincial level may order us to cease disseminating news and impose a fine on us of not less than RMB10,000 but not more than RMB30,000. In the event we were ordered to cease disseminating news, our business, results of operations and financial condition could be materially and adversely affected.

We are in the process of preparing an application for an Internet news license. However, there can be no assurance that our application will be accepted or approved by the regulatory authorities.

Our inability to fully comply with Audio-visual Program Provisions may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which was issued by the State Administration of Radio, Film and Television (the predecessor of GAPPRFT), or SARFT, and MIIT on December 20, 2007 and came into effect on January 31, 2008 and was amended on August 28, 2015, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual service providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual service providers that had already been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after the Audio-visual Program Provisions was issued. See “Item 4. Information on the Company — C. Regulations — Regulation on Online Transmission of Audio-visual Programs.”

Although we have been taking measures to ensure compliance, we may not be able to fully comply with Audio-visual Program Provisions. As a result, we may face, according to Audio-visual Program Provisions, administrative sanctions including receiving a warning and be ordered to pay a fine of not more than RMB30,000. In the case of severe contravention, we may be ordered to cease transmission of audio and video programs, be subject to a penalty equal to one to two times our total investment in the affected business and the devices we used for such operation may be confiscated. Furthermore, according to the Audio-visual Program Provisions, the telecommunications administrative authorities may, based on written opinions of GAPPRFT, and in accordance with the relevant laws and regulations on supervision of telecommunications and Internet, close our platform, revoke the license for the provision of Internet information services, or the ICP license, and order the relevant network operation entity which provides us signal access services to stop such provision of services. Such penalties would materially and adversely affect our business, results of operations and financial condition.

New content formats and other products and services and changes to existing content formats and products and services could fail to attract users or generate revenues.

Our ability to increase the size and engagement level of our user base, attract advertising customers and generate revenues will depend in part on our ability to create and offer successful new content formats and other products and services. Such new content formats and other products and services may involve new distribution capabilities or technologies with which we have little or no prior development or operating experience, such as literature, casual games and live streaming. We may also continuously refine our existing content formats and other products and services as part of our efforts to further enhance user engagement. However, if such efforts or our efforts in launching new content formats and other products and services fail to engage users, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business, results of operations and financial condition could be adversely affected.

If we are unable to compete effectively in the industry we operate, our business, results of operations and financial condition may be materially and adversely affected.

Competition for user traffic and user engagement, as well as advertising and marketing spending, is intense and we face strong competition in our business. Our primary competitors include content aggregators such as Jinritoutiao, Kuaibao (operated by Tencent) and Yidianzixun (an affiliate of Phoenix News). To a lesser extent, we also compete with mobile news portals such as Tencent News, SINA News, Sohu News, NetEase News and Phoenix News. We also compete with other mobile literature applications, such as iReader, QQ Reading and Shuqi Novels, as well as mobile literature applications that have a business model similar to ours. To a lesser extent, we compete with traditional PC-based online literature platforms. Many of our competitors have more resources and longer operating history than us. New players may emerge and seek to imitate our business strategies, thereby directly competing with us for users. Furthermore, we may face potential competition from global online content delivery platforms that seek to enter the China market, whether independently or through the formation of strategic alliances with, or acquisition of, PRC Internet companies. If we are not able to effectively compete with our competitors, our overall user base and level of user engagement may decrease. We may be required to spend additional resources to further enhance our brand recognition and promote our products and services, and such additional spending could adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced number of users and advertising customers. Our competitors may unilaterally decide to adopt a wide range of measures targeted at us, including possibly designing their products to negatively impact our operations. Any legal proceedings or measures we take in response to competition and disputes with our competitors may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

In addition, our users face a vast array of entertainment choices. Other forms of entertainment, including other Internet-based activities such as social networking, online video or games, live streaming, as well as offline games and activities such as television, movies and sports, are much larger and more well-established markets and may be perceived by our users to offer greater variety, affordability, interactivity and enjoyment. Our platform competes against these other forms of entertainment for the discretionary time and spending of our users. If we are unable to sustain sufficient interest in our platform in comparison to other forms of entertainment, including new forms of entertainment that may emerge in the future, our business model may no longer be viable.

The Chinese government may prevent us from distributing content that it believes is inappropriate and we may be subject to penalties for such content or we may have to interrupt or stop the operation of our platform.

China has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet or through mobile Internet devices that it believes violates Chinese law, including content that it believes is obscene, defamatory, misleading or inappropriately satirical, incites violence, endangers the national security, concerns politically sensitive topics, or contravenes the national interest. In the past, new downloads of certain mobile content aggregator applications and mobile news applications were temporarily blocked and suspended for different lengths of time, ranging from a few days to a few weeks, following publication of content considered to be noncompliant. In addition, in July 2018 PRC governmental and regulatory authorities responsible for “eradicating pornography and illegal publications” announced new coordinated efforts to regulate and control the nascent online short video sector, including citations against 19 online short video platforms which allegedly had disregarded previous and repeated warnings not to distribute content deemed by the authorities as obscene, misleading, pornographic, violent, infringing, sensationalist, deviant from socialist core values, harmful to younger viewers, or otherwise unlawful or detrimental. Of these 19 platforms, 15 had their applications removed from app stores and new downloads blocked; among these 15 platforms, three also had their operations suspended by relevant authorities. Any such future suspension in operations or downloads of our mobile applications for this or other reasons may negatively affect our relationships with users and advertisers, and thereby adversely affect our business and results of operations. Although our mobile applications historically have not been blocked or suspended due to non-compliant content, there can be no assurance that such suspensions in downloads of our mobile applications will not occur in the future, or that such incidents will not result in loss of users, advertisers and revenue, reputational damage to us, and will not have an adverse effect on our business and results of operations. The Chinese government may continue to implement stricter standards for content to be considered compliant, and increase enforcement against content considered to be noncompliant. In addition, certain news items, such as news relating to national security, may not be published without permission from the Chinese government. If the Chinese government were to take any action to limit or prohibit the distribution of information through our mobile applications, or to limit or regulate any current or future content or services available to users on our platform, our business could be significantly harmed. Although we have adopted internal procedures to monitor the content displayed on our platform, due to the significant amount of content, including user generated content, we may not be able to identify all the content that may violate relevant laws and regulations, whether or not due to a failure on the part of our staff. Failure to identify and prevent inappropriate or illegal content from being displayed on our platform may subject us to penalties, including suspension of operations.

Moreover, because the interpretation of prohibited content is in many cases vague and subjective, and the definition of prohibited content may be subject to change on an ongoing basis, it is not always possible to determine or predict what content might be prohibited under existing restrictions, or what restrictions might be imposed in the future. SART or other Chinese government authorities may prohibit the marketing of other types of wireless value-added services through mobile applications, which could materially and adversely affect our business, results of operations and financial condition.

We generate a substantial majority of our revenues from advertising and marketing. A decline in our advertising and marketing revenue could harm our business.

We generated a substantial majority of our revenues from advertising and marketing services in 2016, 2017 and 2018. When we first commenced our business, we collaborated with various third-party advertising platforms to place advertisements on our mobile applications. To enhance our platform’s monetization capabilities, we acquired an advertising agent in February 2018 that operates a programmatic advertising system. This system will serve to power our advertising solutions while reducing the use of third-party advertising platforms. We have limited experience in operating the programmatic advertising system and in acquiring our own advertising agents and advertising customers. We may not be able to establish our own sales personnel to effectively and efficiently acquire and retain advertising agents and advertising customers. The effectiveness of our programmatic advertising system may not perform as expected and achieve widespread acceptance by advertising customers.

Our advertising customers for our programmatic advertising system are comprised of advertising agents and end advertisers. There can be no assurance that these advertising agents will continue to attract advertising customers to our platform. Furthermore, as is common in the industry, we do not enter into long-term agreements with advertising agents or advertising customers. Advertising agents and advertising customers are not obligated to use our advertising and marketing solutions on an exclusive basis and they generally use multiple channels to manage their advertising and marketing need. Accordingly, we or advertising agents must convince advertising customers to use our programmatic advertising system, increase their usage and spend a larger share of their online advertising and marketing budgets with us, and to do so on an on-going basis. Advertising customers may not continue to utilize our platform or may only be willing to advertise with us at reduced prices if we do not deliver advertising and marketing services in an effective manner, including persuading our advertising customers as to the relevancy of our user base for their products or services, or if they do not believe that their investment in advertising and marketing with us will generate a competitive return relative to alternative advertising platforms. If we fail to retain existing advertising customers or ensure that their advertising spend with us remains at similar or increased levels or attract new advertising customers to advertise on our platform, our business, results of operations and financial condition may be materially and adversely affected.

Our efforts to expand the monetization of our products and services in addition to advertising may not be successful.

In order to sustain our revenue growth, we must effectively monetize our user base and expand the monetization of our products and services in addition to advertising. We plan to leverage our user account systems and loyalty programs to induce users not only to spend the cash credits in their accounts from using our platform but also to supplement their spending on our platform with additional funds. These measures include introducing paid content such as casual games, animation and comics, as well as content-driven e-commerce and live streaming products. There can be no assurance that we can successfully capture such monetization opportunities. For example, users may prefer to purchase merchandise from “pure play” e-commerce platforms, which tend to offer wider selections and may provide better services due to their deeper industry experience. In addition, we have primarily offered free content to users, and our paid content may not gain significant user acceptance. If we were unable to successfully execute our monetization strategies, our business, results of operations and financial condition would be materially and adversely affected.

If we fail to continue to anticipate user preferences and interests, we may not be able to generate sufficient user traffic to remain competitive.

Our success depends on our ability to intelligently deliver personalized light entertainment content to users. Through an automated process, we develop interest and social graphs for each user based on such person’s profile, behavior and social relationships. The user’s behavior also provides us with a granular view of the topics and content characteristics that likely are of interest to the user. In addition, the interest and social graphs take into account the user’s social relationships with other users and such other users’ interests, including their behaviors. Our content recommendation engine analyzes content and the interest and social graphs of each user to identify content that is most likely to interest such person. Such recommendation is based on analysis we have made as to user preferences and interests, and any errors in such analysis may lead our system to recommend content that fails to attract users. Furthermore, our future success will depend on our ability to anticipate and adapt new technologies. If we fail to continuously improve user experience through better recommendation results, we may not be able to compete effectively with our competitors, and our business, results of operations and financial condition may be materially and adversely affected.

If content providers on our platform do not continue to contribute content, decrease the amount of content contributed or the quality of their contributions declines, we may experience a decrease in the number of users and level of user engagement.

Our success depends on our ability to generate sufficient user traffic through the intelligent delivery of personalized light entertainment content, which in turn depends on the content contributed by our content providers. We believe that access to light entertainment-oriented and easily digestible content is one of the main reasons users visit Qutoutiao. We encourage our content providers to actively contribute quality content that will resonate with our users by implementing a system in which fees paid to them are related to the amount of views associated with content they contribute. We also seek to foster a broader and more engaged user base by encouraging social interactions and production of user generated content. If our content providers do not continue to contribute content, including user generated content, to our mobile applications due to their dissatisfaction with our fee arrangements with them, their entry into exclusive arrangements with other platforms or any other reasons, or the attractiveness of their content declines, and we are unable to provide users with entertaining and relevant content, our user base and user engagement may decline. If we were required to share a higher proportion of advertising and marketing revenues with content providers in order to enhance the quality of content delivered by us or increase the amount of content provided to us, our profitability could be materially and adversely affected. If we experience a decline in the number of users or the level of user engagement, advertising customers may not view our platform as attractive for their advertising expenditures and may reduce their spending with us, which would harm our business, results of operations and financial condition.

We have incurred net losses in the past, and we may not be able to achieve or subsequently maintain profitability.

Since our inception, we have incurred net losses. In 2016, 2017 and 2018, we recorded net losses attributable to Qutoutiao Inc. of RMB10.9 million, RMB94.8 million and RMB1,942.6 million (US$282.5 million), respectively and our non-GAAP net losses attributable to Qutoutiao Inc. was RMB10.5 million, RMB91.4 million and RMB990.9 million (US$144.1 million), respectively. We believe that our future revenue growth will depend on, among other factors, our ability to attract new users, increase user stickiness and level of engagement, establish effective monetization strategies, compete effectively and successfully, and develop new products and services. Accordingly, you should not rely on the revenues of any prior quarterly or annual period as an indication of our future performance. We also expect our costs to increase in future periods as we continue to expand our business and operations. In addition, we expect to incur substantial costs and expenses as a result of being a public company. If we are unable to generate adequate revenues and to manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or subsequently maintain profitability.

Our historical dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We historically generated a significant portion of our net revenues from a limited number of third-party advertising platforms. Baidu, which used to be our largest customer and operates a third-party advertising platform, contributed 69.9%, 43.7% and 4.2% of our net revenues in 2016, 2017 and 2018, respectively. Baidu also accounted for 92.6%, 59.8% and 8.8% of our accounts receivable as of December 31, 2016, 2017 and 2018, respectively. We supply traffic to the customer’s platform through advertisements placed on our mobile applications. Baidu has the right to terminate its agreement with us at any time. Such concentration of customers was primarily the result of our limited operating history and the fact that when we first commenced our business, we only collaborated with a limited number of third-party advertising platforms to place advertisements on our platform. Although we have been reducing our collaboration with third-party advertising platforms, certain of these platforms may continue to contribute a large portion of our net revenues in the near future. Any adverse change in our relationship with these advertising platforms, including our arrangements with them, or a decrease in the amount or quality of the advertisement placed by these platforms on our mobile applications may materially and adversely affect our results of operations.

Our user metrics and other estimates are subject to inherent challenges in measuring our operating performance, which may harm our reputation.

We regularly review MAUs, DAUs, average time spent per DAU and other operating metrics to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data, have not been validated by an independent third party, and may not be indicative of our future financial results. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our platform is used across a large population in China. For example, we may not be able to distinguish individual users who have multiple registered accounts.

Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we might expend resources to implement unnecessary business measures or fail to take required actions to remedy an unfavorable trend. If advertising customers or investors do not perceive our user or other operating metrics to accurately represent our user base, or if we discover inaccuracies in our user or other operating metrics, our reputation may be harmed.

If we fail to effectively manage our growth, our business, results of operations and financial condition could be harmed.

We expect we will continue to experience rapid growth in our business and operations, which will place significant demands on our management, operational and financial resources. We may encounter difficulties as we establish and expand our operations, product development, sales and marketing, and general and administrative capabilities. We face significant competition for talented employees from other high-growth companies, which include both publicly traded and privately held companies, and we may not be able to hire new employees quickly enough to meet our needs. To attract highly skilled personnel, we have had to offer, and believe we will need to continue to offer, competitive compensation packages. As we continue to grow, we are subject to the risks of over-hiring, over-compensating our employees and over-expanding our operating infrastructure, and to the challenges of integrating, developing and motivating a growing employee base. In addition, we may not be able to innovate or execute as quickly as a smaller and more efficient organization. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business, results of operations and financial condition could be adversely affected.

Providing products and services to users may be costly and we expect our expenses to continue to increase in the future as we broaden our user base and increase user engagement, and develop and implement new content formats, features, products and services that require more infrastructure, such as literature, casual games and live streaming. In addition, our costs and expenses, such as our labor-related expenses, product development expenses and sales and marketing expenses have grown rapidly as we have expanded our business. In particular, we have focused considerable resources on user acquisition through our loyalty programs. Our sales and marketing expenses consist primarily of cost of users’ loyalty points associated with our user loyalty programs, which increased from RMB50.9 million in 2016 to RMB419.6 million in 2017, and further to RMB2,080.7 million (US$302.6 million) in 2018, representing 87.8%, 81.2% and 68.8% of our net revenues in 2016, 2017 and 2018, respectively. Historically, our costs have increased due to these factors and we expect to continue to incur increasing costs to support our anticipated future growth. We expect to continue to invest in our infrastructure to enable us to provide our products and services rapidly and reliably to users. Continued growth could also strain our ability to maintain reliable service levels for our users, content providers and advertising customers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, results of operations and financial condition could be harmed.

Advertisements on our mobile applications may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our mobile applications to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. On April 24, 2015, the Standing Committee of the National People’s Congress, or the SCNPC, issued the Advertisement Law, which was recently amended and took effect on October 26, 2018, to further strengthen the supervision and management of advertisement services. On July 4, 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising, or the New Interim Measures, to further regulate Internet advertising activities. Pursuant to these laws and regulations, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. Also, according to the New Interim Measures, no advertisement of such special products or services which are subject to examination by an advertising examination authority shall be published unless it has passed such examination. In addition, an Internet advertisement shall be identifiable and clearly identified as an “advertisement” so that consumers will know that it is an advertisement. The New Interim Measures also provide that Internet advertisement publishers shall verify related supporting documents, check the content of the advertisement and be prohibited from publishing any advertisement with nonconforming content or without all the necessary certification documents. However, for the determination of the truth and accuracy of the advertisements, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the State Administration for Market Regulation, or the SAMR (successor of SAIC and the State Food and Drug Administration), which results in uncertainty in the application of these laws and regulations. In addition, advertising content deemed as obscene, defamatory, inappropriately satirical or otherwise inappropriate by a relevant government authority may also subject us to penalties. For instance, the Chinese government has temporarily suspended advertising services on a short video platform in China because advertising content shown on the platform was deemed to be offensive and disrespectful to a revolutionary figure.

We cannot assure you that all the advertisements shown on our mobile applications are true, accurate, appropriate and in full compliance with applicable laws and regulations. For example, advertisers on our mobile applications, or their agents, may use measures that are designed to evade our monitoring, such as providing inauthentic material that does not match the actual advertisement, or supplying advertising which is superficially compliant but nevertheless is linked to one or more webpages that feature noncompliant advertising content. In addition, our employees responsible for reviewing advertisements may not fully understand the relevant laws and regulations or may be inappropriately influenced by the advertisers. In each case, we may still be held responsible for noncompliant advertising content. We include clauses in most of our advertising contracts requiring that all advertising content provided by advertising customers must comply with relevant laws and regulations. Pursuant to the contracts between us and the relevant advertising agents or advertising customers, they are liable for all damages to us caused by their breach of such representations. However, there can be no assurance that we will be able to successfully enforce our contractual rights.

Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. If an illegal advertisement featured on our mobile applications were to have excessive negative effects, our brand and reputation may be harmed, and PRC governmental authorities may pursue more severe penalties and administrative actions against us. PRC governmental authorities may even force us to terminate our advertising operation or revoke our licenses in circumstances involving serious violations. Such penalties may have a material and adverse effect on our business, results of operations and financial condition.

Increased government regulation of content platforms may subject us to penalties and other administrative actions.

Recently, PRC government authorities have strengthened their oversight of content platforms similar to our mobile applications. Other than the content that are considered to be violating PRC laws and regulations, such oversight has tend to pay more attention to content that is or may be deemed misleading, obscene, pornographic, detrimental, and/or contrary to social values and morals prevailing in China, which content may subject the platform’s operator to penalties and other administrative actions. For example, in April 2018, a platform that provides entertainment-oriented contents was ordered by the SART to permanently cease its operation for delivering content that were considered to be vulgar and “deviating from mainstream values.” In addition, in July 2018 PRC governmental and regulatory authorities responsible for “eradicating pornography and illegal publications” announced new coordinated efforts to regulate and control the nascent online short video sector, including citations against 19 online short video platforms which allegedly had disregarded previous and repeated warnings not to distribute content deemed by the authorities as obscene, misleading, pornographic, violent, infringing, sensationalist, deviant from socialist core values, harmful to younger viewers, or otherwise unlawful or detrimental. Of these 19 platforms, 15 had their applications removed from app stores and new downloads blocked; among these 15 platforms, three also had their operations suspended by relevant authorities.

Government regulation of content and of content platforms generally may broaden in scope and oversee additional aspects of content platforms’ operation, such as information security, user suitability management, anti-addiction, and sales and marketing, in addition to being strengthened and becoming more strict as to content and advertising. Any such new or broadened regulatory measures or oversight may cause us to incur higher compliance costs, revise or amend our operational strategies, target user groups, or promotional models, and thereby adversely affect our business and results of operations.

If we fail to detect click-through fraud of our platform, we could lose the confidence of advertising customers and our revenues could decline.

We are exposed to the risk of click-through fraud on our advertising services. Click-through fraud occurs when a person, automated script or computer program imitates a legitimate user clicking on an advertisement, for the purpose of generating a charge per click without having an actual interest in the target of the advertisement’s link. If we fail to detect fraudulent clicks or otherwise are unable to prevent such fraudulent activity, the affected advertising customers may experience a reduced return on their investment in our mobile advertising services and lose confidence in the integrity of our services. If this happens, our reputation may be damaged and we may be unable to retain existing advertising customers and attract new advertising customers for our advertising services and our advertising revenue could decline.

If we fail to detect user misconduct on our platform, our business, results of operations and financial condition may be materially and adversely affected.

Our platform enables users to upload content, post comments, interact with others and engage in various other online activities. As the gatekeeper for our platform, our content management system is designed to ensure both the quality and appropriateness of information presented to users, which include content and comment postings. We undertake an efficient and thorough screening process that involves both algorithm-based screening and manual review. We have also implemented a complaint procedure that enables us to identify bad content with our users’ help. However, such procedures may not prevent all illegal or inappropriate content or comments from being posted, and our staff may fail to review and screen such content or comments effectively. In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our mobile application. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected, and the price of the ADSs may decline.

Additionally, we may be subject to fines or other disciplinary actions, including suspension or revocation of the licenses necessary to operate our platform, if we are deemed to have facilitated the appearance of inappropriate content placed by third parties on our platform, including user generated content. Although we require content providers on our platform to promise that they will not infringe upon the intellectual property rights of third parties, such content may nevertheless be unauthorized and infringe upon others’ intellectual property, including copyrights, and we may not be able to detect and identify every instance of intellectual property infringement. See “—Non-compliance with law on the part of third parties with which we conduct business could disrupt our business and adversely affect results of our operation and financial condition” and “We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or delivered to our users, which may materially and adversely affect our business, financial condition and prospects.” As a result, we may face claims for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other claims based on the nature and content of the information delivered on or otherwise accessed through our platform. Defending such actions could be costly and involve significant time and attention of our management and other resources, which would materially and adversely affect our business, results of operations and financial conditions.

Our ability to prevent the misuse of our user loyalty programs while ensuring their efficacy in user acquisition and engagement will have a material effect as to our business, results of operations and financial condition.

To incentivize word-of-mouth viral referrals and improve user engagement and loyalty, we have gamified our platform by giving users loyalty points and cash credits in certain cases for taking specific actions. Such actions primarily include making referrals of our Qutoutiao mobile application to new users or for user engagement such as through the viewing or sharing of content, providing valuable comments and encourage inactive users to continue to use Qutoutiao. Loyalty points are automatically exchanged into cash credits at the end of each day based on an exchange rate determined by us. A user can then withdraw cash credits, which reflects the same amount of cash value, from the user’s account after the balance exceed a minimum amount as determined by us from time to time. A user can also currently redeem cash credits by purchasing merchandise through the marketplace on our Qutoutiao mobile application. Our user loyalty programs also cover our Quduopai mobile application. Our user loyalty programs have contributed significantly to the growth in our installed users and high user engagement. Although we believe consuming content, rather than earning loyalty points, is the main purpose for our registered users to use Qutoutiao, we have nonetheless designed our loyalty programs to balance between their efficacy in user acquisition and engagement while preventing users from using our mobile applications merely for the loyalty points. Our inability to achieve such balance may make our user loyalty programs no longer becoming enticing to users, which may materially and adversely affect user growth and user engagement. Moreover, we cannot assure you that there will still be users who are only attracted to our mobile applications because of our user loyalty programs. We have mechanisms in place to prevent potential abuse of our user loyalty programs. For example, our system takes into account how fast the user scrolls down the page to determine whether the viewer has actually viewed the article and loyalty points are now provided on a per minute spent on viewing content basis. However, our system may not be able to detect all instances of abuse. Furthermore, although our loyalty programs are designed so that only a small amount of loyalty points is provided for taking any specific action with the aim to entice user referral and engagement, we cannot ensure you that there will not be users who will be able to hack our user loyalty programs to make earning loyalty points a highly lucrative endeavor. We have also focused on developing fraud detection technologies to combat fraudulent users and activities targeting our user loyalty programs and we cannot assure you that such system will be effective in identifying fraud. If we allow users to improperly earn loyalty points, our business, results of operations and financial condition may be materially and adversely affected. As clearly stated in our user agreement, we have the sole discretion in determining user misuse of our user loyalty programs, and we may freeze a user’s account if we find such user misused our user loyalty programs. Certain users that have their accounts frozen have complained online. Such complaints could undermine the public perception and credibility of our platform, and our business, results of operations and financial condition could be materially and adversely affected.

Our results of operations may fluctuate from quarter to quarter, which makes them difficult to predict.

Our quarterly results of operations have fluctuated in the past and will continue to fluctuate in the future. As a result, our past quarterly results of operations are not necessarily indicators of future performance. Our results of operations in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

•	our ability to grow our user base and user engagement;
•	fluctuations in spending by our advertising customers, including as a result of seasonality or other factors;
•	our ability to attract and retain advertising customers;
•	the occurrence of planned or unplanned significant events, including events that may cause substantial share-based compensation or other charges;
•	the development and introduction of new content formats, products or services or changes in features of existing content formats, products or services;
•	the impact of competitors or competitive products and services;
•	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;
•	changes in the legal or regulatory environment or proceedings, including with respect to security, privacy or enforcement by government regulators, including fines, orders or consent decrees; and
•	changes in Chinese or global business or macroeconomic conditions.

Given our limited operating history and the rapidly evolving market in which we compete, our historical results of operations may not be useful to you in predicting our future results of operations. Our short operating history and our rapid growth make it difficult for us to identify recurring seasonal trends in our business. The advertising industry in China experiences seasonality. Historically, advertising spending and user activities on our platform tend to be the lowest in the first quarter of each calendar year due to long holidays around the Lunar New Year, during which users tend to spend more time with family and celebrations offline and less time online, including on our mobile applications. In addition, advertising customers, such as those in the e-commerce industry, may also reduce its advertising spending during the holidays around the Lunar New Year due to reduced consumer spending or reduced or suspended production and logistics activities by manufacturers or other service providers. We believe this seasonality affects our quarterly results especially our results of operations in the first quarter of each year.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on our ability to own key assets such as our mobile applications.

The Chinese government heavily regulates the Internet industry, including foreign investment in the Chinese Internet industry, content on the Internet and license and permit requirements for service providers in the Internet industry. Since some of the laws, regulations and legal requirements with respect to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the Chinese legal system is based on written statutes, such that prior court decisions can only be cited for reference and have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liabilities. Issues, risks and uncertainties relating to China’s government regulation of the Chinese Internet sector include the following:

•

We operate our mobile applications in China through businesses controlled via contractual arrangements versus direct ownership due to restrictions on foreign investment in businesses providing value-added telecommunication services, including substantially all of our paid services and advertising services.

•

Uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, give rise to the risk that some of our permits, licenses or operations may be subject to challenge, which may be disruptive to our business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on us. The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liability, temporary blockage of our mobile applications or complete shut-down of our mobile applications. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website or mobile applications it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the newly amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the service provider to liability and certain penalties imposed by the State Security Bureau, Ministry of Public Security and/or MIIT or their respective local counterparts.

•

On September 28, 2009, the General Administration of Press and Publication (the predecessor of GAPPRFT), or the GAPP, and the National Office of Combating Pornography and Illegal Publications jointly published a circular expressly prohibiting foreign investors from participating in Internet game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. On February 4, 2016, the GAPPRFT and the MIIT jointly issued the Rules for the Administration for Internet Publishing Services, or the Internet Publishing Rules, which took effect in March 10, 2016 and prohibit wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises from engaging in the provision of web publishing services. Under such rules, an Internet publishing license is required for a provider of online publications. Uncertainty remains regarding the interpretation of relevant concepts, including “online publications.” Although we have not been required by the SART or other relevant authorities to obtain an Internet publishing license so far, we may face further scrutiny by such authorities, which may require us to apply for such license and/or subject us to penalties. In addition, project cooperation between an Internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual involving Internet publishing services shall be subject to examination and approval by the SART in advance.

Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. The adoption of additional laws or regulations may impede the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business. Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could significantly disrupt our operations or subject us to penalties.

The interpretation and application of existing PRC laws, regulations and policies, the stated positions of relevant PRC government authorities and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business.

Non-compliance with law on the part of third parties with which we conduct business could disrupt our business and adversely affect results of our operation and financial condition.

Third parties with which we conduct business, such as content providers, advertising agents, advertising customers and merchandise suppliers, may be subject to regulatory penalties or punishments because of their regulatory compliance failures or may be infringing upon other parties’ legal rights, which may, directly or indirectly, disrupt our business. Although we conduct review of legal formalities and certifications before entering into contractual relationships with third parties, and take measures to reduce the risks that we may be exposed to in case of any non-compliance by third parties, we cannot be certain whether such third party has violated any regulatory requirements or infringed or will infringe any other parties’ legal rights. For example, content providers may submit copyrighted content that they have no right to distribute. While our content management system screens content for potential copyright infringements, we may not be able to identify all instances of copyright infringement. In the event we deliver content that violates the copyrights of a third party, we may be required to pay damages to compensate such third party. Even though we have the contractual right to seek indemnification from the relevant content provider for such payment, there can be no assurance that we will be able to enforce such right. As a result, our business, results of operations and financial condition could be materially and adversely affected. Similarly, advertising content of advertising customers may also not be in full compliance with applicable laws and regulations that may have an adverse effect as to our business, results of operations and financial condition. See “— Advertisements on our mobile applications may subject us to penalties and other administrative actions.”

We cannot rule out the possibility of incurring liabilities or suffering losses due to any non-compliance by third parties. We cannot assure you that we will be able to identify irregularities or non-compliance in the business practices of third parties we conduct business with, or that such irregularities or non-compliance will be corrected in a prompt and proper manner. Any legal liabilities and regulatory actions affecting third parties involved in our business may affect our business activities and reputation, and may in turn affect our business, results of operations and financial condition.

Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using our mobile applications and negatively impact our business.

We collect personal data from our users in order to better understand our users and their needs and to help advertising customers target specific demographic groups. Through an automated process, we develop a social graph for each user based on such person’s profile, behavior and social relationships. Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and customers and adversely affect our business, results of operations and financial condition. While we strive to comply with applicable data protection laws and regulations, as well as our own posted privacy policies and other obligations we may have with respect to privacy and data protection, the failure or perceived failure to comply may result, and in some cases has resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and customers, which could have an adverse effect on our business.

Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We expect to continue to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of products and services we offer and expand our user base.

New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. For example, if privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to advertising customers.

If we are unable to keep pace with rapid technological changes in the mobile Internet industries, our business may suffer.

The mobile content industry, and the Internet industry in general, are characterized by constant changes, including rapid technological evolution, continual shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Thus, our success will depend, in part, on our ability to respond to these changes in a cost-effective and timely manner. If we are unable to keep up with big data analysis, artificial intelligence and other technological developments, users may no longer be attracted to our platform. A decrease in the number of active users may reduce our monetization opportunities and have a material and adverse effect on our business, results of operations and financial condition.

Our technological capabilities and infrastructure underlying our platform are critical to our success. The industry we operate in is subject to rapid technological changes and is evolving quickly in terms of technology innovation. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant resources, including financial resources, in research and development to keep pace with technological advances in order to make our products and services competitive in the market. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which the technology has been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. New technologies in programming or operations could render our technologies, our platform or products or services that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related product development costs, outsourcing costs and licensing fees, which could result in a decline in our revenues and market share.

If our security measures are breached, or if our products and services are subject to attacks that degrade or deny the ability of users to access our products and services, our products and services may be perceived as not being secure, users may curtail or stop using our products and services and our business, results of operations and financial condition may be harmed.

Our products and services involve the storage and transmission of users’ information, and security breaches expose us to a risk of loss of this information, litigation and potential liability. We may experience cyber-attacks of varying degrees, including attempts to hack into our user accounts or redirect our user traffic to other websites. Functions that facilitate interactivity with other mobile applications, such as WeChat, which among other things allows users to log into our platform using their WeChat identities, could increase the scope of access of hackers to user accounts. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce employees or users to disclose sensitive information in order to gain access to our data or our users’ data or accounts, or may otherwise obtain access to such data or accounts. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our products and services that could have an adverse effect on our business, results of operations and financial condition. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose users and we may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, results of operations and financial condition.

Negative publicity about us, our services, operations and our management may adversely affect our reputation and business.

We have from time to time received negative publicity, including negative Internet and blog postings about our company, our business, our management or our services. Certain of such negative publicity may be the result of malicious harassment or unfair competition acts by third parties. We may even be subject to government or regulatory investigation as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to defend ourselves against such third-party conduct, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our brand and reputation may be materially and adversely affected as a result of any negative publicity, which in turn may cause us to lose market share, users, advertising customers and other third parties we conduct business with. We have implemented user loyalty programs to gamify user experience and tap into the competitive reward psyche of users. However, some users have misunderstood the purpose of the system and expect it to function as a source of significant monetary compensation. This system and aspect of our referral-based viral user acquisition approach has been criticized and negatively evaluated in certain user generated content uploaded by users. Such users have also complained about the inadequacy of loyalty points through Internet blog postings. Though we believe such criticisms are without merit, such postings could have a material and adverse effect on our ability to acquire new customers.

We may incur liability for merchandise sold on our platform that is without or has yet to receive proper authorization, infringe on other parties’ intellectual property rights, or fail to comply with related permits or filing requirements.

Our Qutoutiao mobile application includes an online marketplace which users can access and purchase merchandise offered by third-party merchandise suppliers, which allows us to both enhance user stickiness and capture valuable monetization opportunities. We may incur liability for merchandise sold by third-party merchandise suppliers that are without or have yet to receive proper authorization, infringe on other parties’ intellectual property rights, or fail to comply with related permits or filing requirements. If any material claim occurs in the future, irrespective of the validity of such claims, we may incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant merchandise. Moreover, such claims could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

We rely on third-party online payment platforms as to certain aspects of our operations.

Our users withdraw cash credits from their accounts on Qutoutiao through third-party online payment systems. Our users also can use third-party online payment systems to supplement their spending on Qutoutiao with additional funds. In such online payment transactions, secured transmission of confidential information such as customers’ personal information over public networks is essential to maintain consumer confidence.

We do not have control over the security measures of our third-party online payment platforms, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized Internet or mobile network security breach were to occur, users concerned about the security of their online financial transactions may become reluctant to purchase our virtual items even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we lose active users, which may have an adverse effect on our business.

Furthermore, if any of the payment platforms we use decide to significantly increase the percentage they charge us for using their payment systems, our business, results of operations and financial condition may be materially and adversely affected.

Any change, disruption, discontinuity in the features and functions of major social networks could limit our ability to continue growing our user base, and our business may be materially and adversely affected.

We leverage social networks, such as WeChat and QQ, as part of our user acquisition and engagement effort. These social networks enable users to share content on our mobile applications or recommend our mobile applications to their friends, family and other social contacts to generate low-cost organic traffic and enhance user engagement for us. To the extent that we fail to leverage such social networks, our ability to attract or retain users may be harmed. If any of these social networks makes changes to its functions or support, or stops offering its functions or support to us, we may not be able to locate alternative social networks of similar scale to provide similar functions or support. Furthermore, we may fail to establish or maintain relationships with additional social network operators to support the growth of our business on economically viable terms, or at all. Any interruption to or discontinuation of our relationships with major social network operators may severely and negatively impact our ability to continue growing our user base, and any occurrence of the circumstances mentioned above may have a material adverse effect on our business, financial condition and results of operations.

Our business and growth could suffer if we are unable to hire and retain key personnel.

We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Competition for qualified talent in China is intense. Our future success is dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of our ADSs could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including share-based compensation.

We are also dependent on the services of Mr. Eric Siliang Tan, our co-founder and executive chairman. Although Mr. Tan spends significant time with us and is active in the management of our business, he does not devote his full time and attention to us. If Mr. Tan reduces his time with us in the future and become less involved with the management of our business, we may no longer benefit from his extensive industry experience and our business and growth may suffer.

Our co-founder and executive chairman Mr. Eric Siliang Tan has control over us and our corporate matters.

We have a dual-class share structure which consists of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares are entitled to ten (10) votes per share, subject to certain conditions, while holders of Class A ordinary shares are entitled to one vote per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, each of such Class B ordinary shares shall be converted into one Class A ordinary share in accordance with our amended and restated memorandum and articles of association.

Our co-founder and executive chairman, Mr. Eric Siliang Tan, has control over us and our corporate matters. Mr. Tan beneficially owns 27,123,442 of our Class B ordinary shares through Innotech Group Holdings Ltd., a British Virgin Islands limited liability company which is ultimately controlled by him. As of the date of this annual report on Form 20-F, these Class B ordinary shares constitute approximately 37.5% of our total issued and outstanding share capital and 75.2% of the aggregate voting power of our total issued and outstanding share capital  due to the disparate voting powers associated with our dual-class share structure See “Item 6. Directors, Senior Management and Employees — C. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Tan have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

We are a “controlled company” under the rules of NASDAQ Global Select Market and, as a result, must rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NASDAQ Stock Market Rules because Mr. Eric Siliang Tan holds more than 50% of the aggregate voting power of our company. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We have incurred and may continue to incur substantial share-based compensation expenses.

We have adopted an equity incentive plan that permits the grant of share options, restricted shares, restricted share units, dividend equivalents, share appreciation rights and share payments as equity-based awards, to our directors, officers, employees and consultants. The equity incentive plan replaced the 2017 equity incentive plan and 2018 equity incentive plan that we previously adopted in their entirety and assumed all awards granted under these two plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all share options and other awards under our equity incentive plan was initially 12,464,141 Class A ordinary shares. On March 5, 2019, the Company increased the aggregate number of Class A ordinary shares reserved for issuance pursuant to awards granted under the equity incentive plan by 3.5% of the total number of Class A ordinary shares and Class B ordinary shares outstanding as of December 31, 2018. On every January 1 thereafter for four years, the aggregate number of Class A ordinary shares reserved and available for issuance pursuant to awards granted under the equity incentive plan will be increased by 2.0% of the total number of Class A ordinary shares and Class B ordinary shares outstanding on December 31 of the preceding calendar year. As of the date of this annual report, options to purchase 2,635,204 Class A ordinary shares have been granted and are outstanding under our equity incentive plan. We are required to account for options granted to our employees, directors and consultants. We are required to classify options granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the share option or other equity award.

On January 3, 2018, entities respectively controlled by our co-founders Mr. Eric Siliang Tan and Mr. Lei Li entered into share restriction deeds with us, pursuant to which a total of 15,937,500 ordinary shares beneficially owned by such co-founders became restricted shares. 12,187,500 of such restricted shares are beneficially owned by Mr. Eric Siliang Tan and were to be vested in a period over 34 months. 3,750,000 of such restricted shares are beneficially owned by Mr. Lei Li and were to be vested in a period over 24 months. These share restriction deeds were terminated, and all remaining restricted shares were vested, upon the completion of our initial public offering in September 2018. For accounting purposes, this transaction has been reflected retrospectively similar to a reverse stock split, with a grant of 15,937,500 restricted shares recognized in January 2018 at their then fair value of approximately RMB864.7 million (US$128.1 million) and recognized as compensation expense over the vesting periods. In 2018, RMB951.6 million (US$138.4 million) was recognized as share-based compensation expenses. For further information, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Equity Incentive Plans — Share Restriction Deeds.”

We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and motivate our management team and talented employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase significantly, which may have an adverse effect on our results of operations and financial condition. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies — Share-based Compensation and Valuation of Our Ordinary Shares.”

Future investments in and acquisitions of complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

We may invest in or acquire assets, technologies and businesses that are complementary to our existing business. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to goodwill or intangible assets and exposure to potential unknown liabilities of the acquired business. Furthermore, if such goodwill or intangible assets become impaired, we may be required to record a significant charge to our results of operations. Such investments and acquisitions may also require our management team to devote a significant amount of attention. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly. In the event our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

We regard our intellectual property as critical to our success. Such intellectual property includes trademarks, domain names, copyrights, know-how and proprietary technologies. We currently rely on trademarks, copyrights, trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company — B. Business Overview — Intellectual Property” and “Item 4. Information on the Company — C. Regulations — Regulations Related to Intellectual Property Rights.” However, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. One of our competitors previously filed an objection when we applied for the trademark registration for “Qutoutiao” on the purported ground that “Qutoutiao” is similar to a trademark registered by such competitor. Although such objection was denied by the Trademark Office and we have successfully registered trademark for “Qutoutiao,” there can be no assurance that our trademarks and other intellectual property will be fully protected. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages. Because of the rapid pace of technological change, nor can we assure you that all of our proprietary technologies and similar intellectual property can be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could materially and adversely affect our business, results of operations and financial condition.

We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or delivered to our users, which may materially and adversely affect our business, financial condition and prospects.

We may be subject to intellectual property infringement claims or other allegations by third parties for products or services on our platform, which may materially and adversely affect our business, financial condition and prospects.

Companies in the Internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in Internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

We allow content providers to upload texts, images and videos on our platform. We have procedures designed to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting of copyrighted content. We may face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our platform.

Defending intellectual property litigation is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our platform to reduce the risk of future liability, may materially and adversely affect our business, financial condition and prospects.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NASDAQ Global Select Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ending December 31, 2019, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may not reach the same conclusion. Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures, and we were never required to evaluate our internal control over financial reporting within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting as of December 31, 2018. In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control weaknesses may have been identified. To remedy our identified material weakness subsequent to December 31, 2017, we started to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented in the limited time that elapsed since our initial public offering and we concluded that the material weakness and deficiencies in our internal control over financial reporting have not been remediated as of December 31, 2018.

Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal control, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs could decline and we could be subject to sanctions or investigations by the NASDAQ Global Select Market, SEC or other regulatory authorities.

The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our results of operations and financial condition.

Under PRC tax laws and regulations, our consolidated VIEs, Shanghai Jifen Culture Communications Co., Ltd., or Shanghai Jifen, and Beijing Churun Internet Technology Co., Ltd., or Beijing Churun, enjoyed, or are qualified to enjoy, certain preferential income tax benefits. The modified Enterprise Income Tax Law, effective on December 29, 2018, or the EIT Law, and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state”, or HNTEs, to enjoy a reduced enterprise tax rate of 15%. According to the relevant administrative measures, to qualify as a “HNTE”, Shanghai Jifen must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as a “HNTE” is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In addition to the foregoing tax benefit, Shanghai Jifen also obtained the certificate of Qualified Software Enterprise, based on which Shanghai Jifen is now qualified to enjoy certain preferential enterprise income tax and value-added tax benefits, according to relevant rules including the Notice on Value-added Tax Policies for Software Products issued by the Ministry of Finance, or the MOF, and the State Administration of Taxation, or the SAT, on October 13, 2011, the Notice on Enterprise Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries issued by the MOF and the SAT on April 20, 2012 and the Notice on relevant issues relating to preferential treatments for Enterprises in Software and Integrated Circuit Industries issued by the MOF, the SAT, the National Development and Reform Commission, or the NDRC, and the MIIT. In the event the preferential tax treatments for Shanghai Jifen are discontinued or are not verified by the local tax authorities, and the affected entity fails to obtain preferential tax treatment based on other qualifications such as Advanced Technology Service Enterprise, it will become subject to the standard tax rates and policies, including the PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect.

User growth and engagement depend upon effective interoperation with operating systems, networks, devices and major mobile application distribution channels that we do not control.

We make our products and services available across a variety of mobile operating systems and through major mobile application distribution channels, namely app stores. We are dependent on the interoperability of our products and services with popular devices and mobile operating systems that we do not control, such as Android and iOS. We are also dependent on users’ ability to find and download our mobile applications through app stores operated by third parties, such as the Apple App Store and app stores operated by mobile phone manufacturers in China such as Huawei, Oppo, Vivo and Xiaomi.

Any changes in such operating systems, devices or mobile application distribution channels that degrade the functionality of our products and services or give preferential treatment to competitive products or services could adversely affect usage of our products and services. Further, if the number of platforms for which we develop our products increases, it will result in an increase in our costs and expenses. In order to deliver high-quality products and services, it is important that our products and services work well with a range of mobile operating systems and devices which we do not control. The various app stores also have their own rules and requirements that our mobile applications need to comply with for them to be included in the respective app stores. Such rules and requirements may change from time to time. There are no assurances that our mobile applications will be able to continue to meet these rules and requirements, which may result in their removal from the relevant app stores. Compliance with these rules and requirements may also prove to be costly or require change to the functionality of our mobile applications that may make them less desirable to users. We may not be successful in developing relationships with key participants in the mobile Internet industry or in developing products or services that operate effectively with these mobile operating systems, devices and mobile application distribution channels. In the event it is difficult for our users to access and use our products and services on their mobile devices, our user growth and user engagement could be harmed, and our business, results of operations and financial condition could be adversely affected.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Internet traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Shanghai are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the Internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage. If we are unable to increase our online content and service delivering capacity accordingly, we may not be able to continuously grow our traffic, and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and Internet services rise significantly, our business, results of operations and financial condition may be materially and adversely affected. Furthermore, if mobile Internet access fees or other charges to mobile Internet users increase, some users may be prevented from accessing the mobile Internet and thus cause the growth of mobile Internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base and increase our attractiveness to online customers.

Our business, results of operations and financial condition may be harmed by service disruptions, or by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

We may experience service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of people accessing our products and services simultaneously, computer viruses and denial of service, fraud and security attacks. Any disruption or failure in our infrastructure could hinder our ability to handle existing or increased traffic on our platform or cause us to lose content stored on our platform, which could significantly harm our business and our ability to retain existing users and attract new users.

As the number of our users increases and our users generate increasing volumes of user generated videos on our platform, and as we continue to diversify into new content formats, we may be required to expand and adapt our technology and infrastructure to continue to reliably store, analyze and deliver content. It may become increasingly difficult to maintain and improve the performance of our products and services, especially during peak usage times, as our products and services become more complex and our user traffic increases. In addition, because we lease our data center facilities, we cannot be assured that we will be able to expand our data center infrastructure to meet users’ demand in a timely manner, or on favorable economic terms. If our users are unable to access Qutoutiao or we are not able to make information available rapidly on Qutoutiao, or at all, users may become frustrated and seek other channels for their light entertainment needs, and may not return to Qutoutiao or use Qutoutiao as often in the future, or at all. This would negatively impact our ability to attract users and maintain high level of user engagement as well as our ability to attract advertising customers.

Legal or administrative proceedings or allegations of impropriety against us or our management could have a material adverse impact on our reputation, results of operation and financial condition.

We and members of our management may be subject to allegations or lawsuits brought by our competitors, individuals, government and regulatory authorities or other persons in the future. Any such lawsuit or allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrong-doing by any key member of our management team could harm our reputation and cause our user base to decline and distract our management from day-to-day operations of our company. We cannot assure you that we or key members of our management team will not be subject to lawsuits or allegations of a similar nature in the future. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we will record a related contingent liability. As additional information becomes available, we will assess the potential liability and revise estimates as appropriate. In 2016, 2017 and 2018, we did not record any contingent liabilities relating to pending litigation. However, when we record or revise our estimates of contingent liabilities in the future, the amount of our estimates may be inaccurate due to the inherent uncertainties relating to litigation. In addition, the outcomes of actions we institute against third parties may not be successful or favorable to us. Litigation and allegations against us or any of our management members, irrespective of their veracity, may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract content providers and advertising customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management and the board of directors’ attention from operating our business. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our reputation, results of operation and financial condition.

We may not have fully paid certain fees and surcharges in the past. As such, we may be subject to further scrutiny by the PRC tax authorities that may result in a finding which may subject us to additional taxes, fees and surcharges and fines or other penalties.

According to the Circular on Issues Relating to Cultural Undertaking Development Fee Policies and Administration of Levying and Collection Relating to Levying VAT in place of Business Tax, which was issued by the Ministry of Finance and the State Administration of Taxation, or the SAT, on March 28, 2016, or Circular 25, the provision of advertising services by advertising media agencies and outdoor advertisement business operators (including entities engaging in distribution, screening, promotion and exhibition of outdoor advertisements and other advertisements, as well as entities engaging in advertisement agency services) in China is subject to a cultural development fee at an applicable rate of 3% of the net advertising revenues. The net advertising revenues refer to, as specified in Circular 25, the balance after deducting advertisement distribution fee paid to other advertising company or advertisement distributor, from the total tax inclusive price and out of pocket expenses obtained from provision of advertising and marketing services. Historically, we did not pay cultural development fee and surcharges for the part of our revenue that we did not consider as revenues from advertising and marketing services subject to Circular 25. Although we have not been challenged by the tax authorities so far, we may face further scrutiny by the PRC tax authorities that may result in a conclusion that subjects us to additional taxes, fees and surcharges and substantially increases our taxes owed, thereby materially and adversely affecting our results of operations. As a result of not making adequate contributions, we may also be subject to fines or other penalties imposed by the relevant authorities pursuant to applicable laws and regulations.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business, results of operations and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect advertising customers’ willingness to advertise or consumers’ willingness to spend on entertainment. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the Chinese economy since 2012. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest in North Korea, Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns over the expected withdrawal of the United Kingdom from the European Union as well as concerns about the economic effect of the tensions in the relationship between the United States, China and neighboring Asian countries. If present Chinese and global economic uncertainties persist, we may have difficulty in attracting advertising customers or spending by consumers on entertainment. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We have limited business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as are offered by insurance companies in more developed economies. We do not have any business liability or disruption insurance coverage for our operations. Any uninsured business disruptions may result in our incurring substantial costs and diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Any catastrophe, including natural catastrophes and outbreaks of health pandemics and other extraordinary events, could disrupt our business operation.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our products or services.

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or another contagious disease or condition, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our business, results of operations and financial condition could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our consolidated VIEs and their respective shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business.

We rely on contractual arrangements with our consolidated VIEs and their respective shareholders to operate our business. For a description of these contractual arrangements, see “Item 4. — Information on the Company — D. Organizational Structure — Contractual Arrangements among Our WFOEs, Our Consolidated VIEs and Their Respective Shareholders.” All of our revenue is attributed to our consolidated VIEs and their subsidiaries. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their respective shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIEs, and our ability to conduct our business and our results of operations and financial condition may be materially and adversely affected. See “— Risks Relating to Doing Business in China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

Furthermore, in connection with the share purchase agreement entered into with The Paper, Shanghai Jifen has agreed to issue equity interests representing 1% of its enlarged share capital to The Paper at a nominal price. However, The Paper will not be a party to the contractual arrangements that are currently entered into among Shanghai Quyun Internet Technology Co., Ltd., or Shanghai Quyun, and Shanghai Jifen and its shareholders. As such, despite the fact that we will still be able to enjoy economic benefits and exercise effective control over Shanghai Jifen and its subsidiaries, in contrast to what we have been granted by other shareholders of Shanghai Jifen under the contractual arrangements, we will not be able to purchase or have The Paper pledge such 1% equity interests in the same manner as agreed under existing contractual arrangements, nor we will be granted the authorization of voting rights over these 1% equity interests. We believe Shanghai Quyun, our wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Shanghai Jifen as it continues to have a controlling financial interest in Shanghai Jifen pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests. See “Item 4. Information on the Company — D. Organizational Structure — Contractual Arrangements among Our WFOEs, Our Consolidated VIEs and Their Respective Shareholders — Supplemental Agreement to the Contractual Arrangements in Connection with The Paper.”

Any failure by our consolidated VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would materially and adversely affect our business.

We, through two of our subsidiaries and wholly foreign-owned enterprises in the PRC, have entered into a series of contractual arrangements with our consolidated VIEs and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company — D. Organizational Structure — Contractual Arrangements among Our WFOEs, Our VIEs and Their Respective Shareholders.” If our consolidated VIEs or their respective shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our consolidated VIEs were to refuse to transfer their equity interests in the consolidated VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIEs and relevant rights and licenses held by it which we require in order to operate our business, and our ability to conduct our business may be negatively affected. See “— Risks Related to Doing Business in China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition.

The interests of the shareholders of our consolidated VIEs in their capacities as such shareholders may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause our consolidated VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our consolidated VIEs may encounter, on the one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in our consolidated VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIEs as provided under the power of attorney agreements, directly appoint new directors of our consolidated VIEs. We rely on the shareholders of our consolidated VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprise in the PRC is a foreign-invested enterprise, or FIE. Accordingly, none of these subsidiaries are eligible to operate VATS business in China. We conduct our business in China through our consolidated VIEs and their affiliates. Our PRC subsidiaries, Shanghai Quyun and Shanghai Zhicao Information Technology Co., Ltd., or Shanghai Zhicao, have entered into a series of contractual arrangements with our consolidated VIEs and their respective shareholders, which enable us to (i) exercise effective control over the consolidated VIEs, (ii) receive substantially all of the economic benefits of the consolidated VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the consolidated VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIEs and hence consolidate its financial results as our consolidated VIEs under U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company — D. Organizational Structure — Contractual Arrangements among Our WFOEs, Our Consolidated VIEs and Their Respective Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, King & Wood Mallesons, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiaries, Shanghai Quyun and Shanghai Zhicao, our consolidated VIEs and their respecitive shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the MOFCOM or the MIIT, or other authorities that regulate Internet content providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;
•	levying fines on us;
•	confiscating any of our income that they deem to be obtained through illegal operations;
•	shutting down our services;
•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;
•	requiring us to change our corporate structure and contractual arrangements;
•	restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIE’s business and operations; and
•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “— Substantial uncertainties exist with respect to interpretation and implementation of the newly promulgated PRC Foreign Investment Law, and its enactment may materially and adversely affect our business, results of operations and financial condition.” Occurrence of any of these events could materially and adversely affect our business, results of operations and financial condition. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our consolidated VIEs or their subsidiaries. See “Item 4. Information on the Company — D. Organizational Structure — Contractual Arrangements among Our WFOEs, Our Consolidated VIEs and Their Respective Shareholders.”

Contractual arrangements in relation to our consolidated VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIEs owe additional taxes, which could negatively affect our results of operations and financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiaries, Shanghai Quyun and Shanghai Zhicao, our consolidated VIEs and their respective shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Shanghai Quyun, Shanghai Zhicao or our consolidated VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our wholly-owned PRC subsidiaries, Shanghai Quyun and Shanghai Zhicao, request the shareholders of our consolidated VIEs to transfer their equity interests in our consolidated VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiaries, Shanghai Quyun and Shanghai Zhicao, and consolidated VIEs for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiaries, Shanghai Quyun and Shanghai Zhicao, and consolidated VIEs increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIEs that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated VIEs hold substantially all of our assets. Under the contractual arrangements, our consolidated VIEs may not and their respective shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our consolidated VIEs breach these contractual arrangements and voluntarily liquidate our consolidated VIEs, or our consolidated VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, results of operations and financial condition. If any of our consolidated VIEs undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, results of operations and financial condition.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAMR. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops — corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and consolidated VIEs and their subsidiaries are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and consolidated VIEs and their subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and consolidated VIEs and their subsidiaries, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and consolidated VIEs and their subsidiaries with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly promulgated PRC Foreign Investment Law, and its enactment may materially and adversely affect our business, results of operations and financial condition.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law (2015), or the 2015 Draft, in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China. In December 2018, the SCNPC published the draft Foreign Investment Law (2018), which was further amended and published in January 2019, as a second draft for comment. In March 2019, a new draft of Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which will come into effect on January 1, 2020. Upon the effective date, the Foreign Investment Law will replace the three existing laws on foreign investment, i.e., the Wholly Foreign-owned Enterprise Law, the Cooperative Joint Venture Law of the PRC and the Equity Joint Venture  Law of the PRC.

Among other things, the 2015 Draft purports to introduce the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or an FIE. The 2015 Draft specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity organized in a foreign jurisdiction, but cleared by the MOFCOM as “controlled” by PRC entities and/or citizens, would nonetheless be treated as a PRC domestic entity for investment in the “restriction category” that could appear on any such “negative list.” In this connection, “control” is broadly defined in the 2015 Draft to cover approaches including having the power to exert decisive influence via contractual or trust arrangements over the subject entity’s operations, financial, staffing and technology matters.

Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operation falls within a “negative list” purported to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts would be required.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to conduct business in the industries that are currently subject to foreign investment restrictions in China. Under the 2015 Draft, VIEs that are controlled via contractual arrangements would be deemed as FIEs, if they are ultimately “controlled” by foreign investors.

However, the regulatory issues relating to VIE structure become unclear under the Foreign Investment Law, given that the relevant terms with regard to the VIE structure have been removed in their entirety.

Compared with the 2015 Draft, the approved Foreign Investment Law no longer mentions certain concepts that were historically introduced for the regulation of VIE structures, including the relevant terms of “actual control” and “controlling PRC companies by contracts or trusts”, nor does it specify any regulation on controlling through contractual arrangements. Regardless of the silence on the issues relating to contractual arrangements, the newly promulgated Foreign Investment Law contains a catch-all provision, stating that investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council shall also be deemed as foreign investments. In consideration of the above, there are significant uncertainties as to the interpretation and implementation of such newly approved legislation and how the control status of our consolidated VIEs would be determined under the enacted version of the Foreign Investment Law. In addition, it is uncertain whether any of the businesses that we currently operate or plan to operate in the future through our consolidated VIEs would be on the to-be-issued “negative list” and therefore be subject to any foreign investment restrictions or prohibitions. If any of the businesses that we operate were in the “restricted” category on the to-be-issued “negative list,” such determination would materially and adversely affect the value of our ADSs. We also face uncertainties as to whether the final “negative list” would mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure and whether such clearance can be timely obtained, or at all. If we are not able to obtain any approval when required, our VIE structure may be regarded as invalid and illegal under the promulgated Foreign Investment Law, which may materially and adversely affect our business, results of operations and financial condition, for instance, we may not be able to (i) continue our business in China through our contractual arrangements with our consolidated affiliated entities, (ii) exert effective control over our consolidated affiliated entities, or (iii) consolidate the financial results of, and receive economic benefits from our consolidated affiliated entities under existing contractual arrangements.

In addition, our corporate governance practice may be materially impacted and our compliance costs could increase if we were considered as a FIE under the Foreign Investment Law. For instance, the Foreign Investment Law purports to impose stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Any company found to be non-compliant with these information reporting obligations could potentially be subject to fines and/or administrative liabilities, according to the Foreign Investment Law.

Risks Relating to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, results of operations and financial condition and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and substantially all of our revenue is sourced from the PRC. Accordingly, our business, results of operations and financial condition are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our business, results of operations and financial condition could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently materially and adversely affect our business, results of operations and financial condition.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and consolidated VIEs and their subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, results of operations and financial condition.

A PRC regulation establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

These regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company — C. Regulations — Regulations Related to Mergers and Acquisitions and Overseas Listings.”

PRC laws and regulations mandate complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to make acquisitions in China.

PRC laws and regulations, such as the M&A Rules, and other relevant rules, established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to a merger control security review. In August 2011, the MOFCOM promulgated the Rules on Implementation of Security Review System, or MOFCOM Security Review Rules, effective from September 1, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by the MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements of offshore transaction. Factors that the MOFCOM considers in its review are whether (i) an important industry is involved, (ii) such transaction involves factors that have had or may have an impact on national economic security and (iii) such transaction will lead to a change in control of a domestic enterprise that holds a well-known PRC trademark or a time-honored PRC brand. If a business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company. Complying with the requirements of the relevant regulations to complete any such transaction could be time-consuming, and any required approval process, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as change of shareholders of the special purpose vehicle, increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Mr. Eric Siliang Tan and Mr. Lei Li have completed the SAFE registration pursuant to SAFE Circular 37 in 2017, with Innotech Group Holdings Ltd. and News Optimizer (BVI) Ltd. being separately registered as the respective “special purpose vehicle.” After transferring all shares in Innotech Group Holdings Ltd. to the trust of which himself is also a beneficiary, Mr. Eric Siliang Tan, as well as all the other beneficiaries of the trust who are PRC residents are required to complete relevant registrations pursuant to SAFE Circular 37. We have notified substantial beneficial owners of our ordinary shares and the beneficiaries of the trust who we know are PRC residents of their filing obligation, including the obligation to make updates under SAFE Circular 37, and the beneficial owners have undertaken to complete relevant registrations as soon as such registration is practical with local SAFE. Nevertheless, we may not be continuously aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may materially and adversely affect our business, results of operations and financial condition.

Any failure to comply with PRC regulations regarding employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in equity incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. As an overseas listed company, we and our directors, executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals

Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any equity incentive plans of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We are making efforts to comply with these requirements, but there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprise in China and limit our wholly-foreign owned enterprise’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the consolidated VIEs for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the consolidated VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2018. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

Limitations on the ability of our consolidated VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the modified Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to our foreign investors and gains on the sale of ADSs or our ordinary shares by our foreign investors may become subject to PRC tax.

Under the modified Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ordinary shares or the ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of ADSs or our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of ADSs or our ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in ADSs or our ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of

10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which was amended and became effective on June 15, 2018, and SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

There is uncertainty as to the application of Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Bulletin 7. As a result, we may be required to expend valuable resources to comply with Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may materially and adversely affect our results of operations and financial condition.

We are subject to restrictions on currency exchange.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or consolidated VIEs. Currently, certain of our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenue and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiaries and consolidated VIEs.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and our consolidated VIEs, or to make additional capital contributions to our PRC subsidiaries.

In utilizing the proceeds of our initial public offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142,

the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering and follow-on public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated VIEs and their subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated VIEs and their subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated VIEs and their subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated VIEs or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or consolidated VIEs and their subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Substantially all of our revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant fluctuation of Renminbi against the U.S. dollar may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between the United States and Chinese law. Specifically, for certain United States listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the United States regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the

SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm is denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to Our ADSs

The trading price of the ADSs may be volatile, which could result in substantial losses to you.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and mobile content platform companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, in 2015 and late 2018, which may have a material and adverse effect on the trading price of the ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;
•	announcements of studies and reports relating to the quality of our credit offerings or those of our competitors;
•	changes in the economic performance or market valuations of other mobile content platform companies;
•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
•	changes in financial estimates by securities research analysts;
•	conditions in the markets for mobile content and targeted advertising and marketing services;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
•	additions to or departures of our senior management;
•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or the ADSs; and
•	sales or perceived potential sales of additional ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Because we do not expect to pay cash dividends in the foreseeable future, you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that our ADSs will appreciate or even maintain the price at which you purchased our ADSs. You may not realize a return on your investment in ADSs and you may even lose your entire investment in ADSs.

Substantial future sales or perceived potential sales of ADSs in the public market could cause the price of the ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of December 31, 2018, we have 37,022,806 Class A ordinary shares and 34,248,442 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares sold in our initial public offering and follow-on public offering are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other Class A ordinary shares outstanding are available for sale, upon the expiration of the lock-up periods described elsewhere in this annual report (if applicable to such holder), subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs could decline significantly.

Certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these ADSs in the public market could cause the price of the ADSs to decline significantly.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting will be seven calendar days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send information to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the U.S. unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Dividend Policy.” To the extent that there is a distribution, the depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We will continue to incur increased costs as a result of being a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we have incurred significant legal, accounting and other expenses that we did not incur as a private company to ensure that we comply with the various requirements on corporate governance practices imposed by the Sarbanes-Oxley Act of 2002 as well as rules subsequently implemented by the SEC and the NASDAQ Global Select Market. For example, we have increased the number of independent directors and adopted policies regarding internal control and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. We expect that these rules and regulations will continue to cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones has announced changes to its eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by ADSs, at a premium.

Our amended and restated memorandum and articles of association that contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

Certain judgments obtained against us may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. Substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States, in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers and/or their assets.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under the amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempted from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempted from certain provisions of the securities rules and regulations in the United States that are applicable to United States domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by United States domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We may be or may become a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”), for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or
•

at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income, which include cash, such as cash raised in our initial public offering.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have calculated the value of our goodwill by taking into account the market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC.

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for the current or any future taxable year.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Global Select Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Global Select Market corporate governance listing standards.

We are a company incorporated in the Cayman Islands, and our ADSs are listed on the NASDAQ Global Select Market. The NASDAQ Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Select Market corporate governance listing standards.

For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year.

We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NASDAQ Global Select Market.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company

We launched our flagship mobile application, Qutoutiao, in June 2016, and our mobile literature application, Midu Novels, in May 2018. We primarily operate our business through our consolidated VIEs, Shanghai Jifen and Shanghai Big Rhinoceros Horn Information Technology Co., Ltd., or Big Rhinoceros, and their subsidiaries. To facilitate financing offshores, we incorporated Qtech Ltd. in July 2017. Through a series of transactions, Qtech Ltd. then became our ultimate holding company. On July 5, 2018, Qtech Ltd. was renamed to Qutoutiao Inc.

We currently conduct our business primarily through the following subsidiaries, consolidated VIEs and their subsidiaries:

•	Shanghai Jifen, our consolidated VIE, primarily engages in the operation of our Qutoutiao mobile application;
•	Big Rhinoceros Horn, our consolidated VIE, primarily engaged in the operation of our Midu Novels mobile application;
•	Shanghai Xike Information Technology Service Co., Ltd., or Shanghai Xike, primarily engages in the operation of our Qudoupai mobile application;
•	Anhui Zhangduan Internet Technology Co., Ltd., or Anhui Zhangduan, primarily engages in content management;
•	Beijing Qukandian Internet Technology Co., Ltd., or Beijing Qukandian, primarily engages in content procurement; and
•	Shanghai Dianguan Internet Technology Co., Ltd., or Shanghai Dianguan, our subsidiary in China acquired in February 2018, primarily provides advertising and marketing services.

On September 14, 2018, our ADSs commenced trading on NASDAQ Global Select Market under the symbol “QTT.” We issued and sold an aggregate of 13,800,000 ADSs (including 1,800,000 ADSs sold upon the full exercise of the underwriters’ option ) in our initial public offering, representing 3,450,000 Class A ordinary shares in the form of ADSs, raising approximately RMB587.9 million (US$85.8 million) in net proceeds after deducting underwriting commissions and the offering expenses payable by us. In April 2019, we completed a follow-on public offering of an aggregate of  10,000,000 ADSs (or 11,500,000 ADSs if the underwriters exercise in full the option to purchase additional ADSs) , comprising  3,327,868 ADSs issued and sold by us and 6,672,132 ADSs sold by certain selling shareholders (or 4,827,868 ADSs issued and sold by us and 6,672,132 ADSs sold by certain selling shareholders if the underwriters exercise in full the option to purchase additional ADSs), representing an aggregate of 2,500,000 Class A ordinary shares (or 2,875,000 Class A ordinary shares if the underwriters exercise in full the option to purchase additional ADSs). We raised approximately US$ 31.9 million in net proceeds (or will raise US$46.3 million if the underwriters exercise their option to purchase additional ADSs in full), after deducting underwriting discounts and commissions and before deducting the offering expenses payable by us. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Our principal executive offices are located at 1/F, Block 3, XingChuang Technology Center, Shen Jiang Road 5005, Pudong New Area, Shanghai, 200120, People’s Republic of China. Our telephone number at this address is +86-21-6858-3790. Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 10 E.40th Street, 10th Floor, New York, N.Y. 10016, United States.

B.	Business Overview

Overview

We are an innovative and fast-growing mobile content platform company in China. Our flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, aggregates articles and short videos from professional media and freelancers and presents customized feeds to users. These feeds are optimized in real time based on each user’s profile, behavior and social relationships through our proprietary AI-powered content recommendation engine. We also launched our mobile literature application, Midu Novels, in May 2018, which offers users free literature supported by advertising. Our mobile applications have rapidly gained popularity since launch, reaching combined average MAUs of approximately 93.8 million, combined average DAUs of approximately 30.9 million and average daily time spent per DAU of approximately 63 minutes in the three months ended December 31, 2018.

We believe we represent a new generation of technology-driven content platforms. Historically, users are accustomed to consuming content passively as the media dictates content curation with little or no personalization. However, as the volume and the diversity of content available on the Internet grow exponentially, users demand content personalization which is only achievable through technology. We believe our technology brings relevant information and entertainment to users, stimulates users’ desire to read, and ultimately improves the knowledge exchange in society.

Since our inception, we have strategically targeted users from lower tier cities in China because of the enormous opportunities in this underserved market with significant potential for further mobile penetration. Mobile users in lower tier cities tend to have a slower pace of life and spend more time on the Internet given limited offline entertainment venues. Moreover, they often enjoy fast increasing disposable income and lower financial pressures due to lower housing prices. These factors have given rise to a significant need for mobile entertainment content while also creating high monetization potentials. Users from lower tier cities tend to have different interests and preferences in comparison to users from tier-1 and tier-2 cities. Qutoutiao’s light entertainment-oriented and easily digestible content is designed to resonate with such users and provides us with a significant advantage to capture this underserved market.

Our rapid growth since the launch of Qutoutiao is in large part due to our innovative user account system and gamified user loyalty program. We believe we are a pioneer in the mobile content industry in operating such a loyalty program. Registered users can earn loyalty points by referring new users to register on Qutoutiao, by consuming content or by engaging in activities on Qutoutiao. Although loyalty points only translate into trivial monetary amounts, we believe they foster users’ loyalty and emotional connection to Qutoutiao as compared to other platforms. The loyalty programs create a strong viral effect, which we believe enables us to enjoy lower user acquisition cost compared to acquiring users through other means. The gamified loyalty point system not only helps us keep users more engaged and enhance user stickiness, but also enables us to track users’ long-term behaviors and optimize content recommendation, as almost all of our DAUs are logged-on users.

Covering a broad range of topics, Qutoutiao is focused on humor, stories and other light entertainment content that delight and inspire. Our content is generally sourced from professional media under licensing arrangements or uploaded by the more than 600,000 freelancers registered on our platform. In December 2018, there were approximately 8.2 million pieces of content added to Qutoutiao, out of which approximately 3.0 million were videos. We also introduced a separate mobile application, Midu Novels, in May 2018 which offers users free literature. In addition, we plan to diversify our content offerings into casual games, live streaming, animations and comics, creating a comprehensive light entertainment content ecosystem.

Our Midu Novels mobile application features an innovative free-to-read model that targets a much wider user base are keen to read literature online but have a low willingness to pay, and therefore have been pushed away by the paid-only model of the traditional online literature industry. Supported by advertising, we are able to offer our users a comprehensive selection of literature covering a wide range of genres for free. Midu Novels reached peak DAUs of approximately 5 million and average daily time spent per DAU of approximately 150 minutes in December 2018.

We currently generate revenues primarily by providing advertising and marketing services. We plan to explore additional monetization opportunities as we grow our user base and introduce additional content formats, such as literatures, casual games and live streaming.

Our net revenues have increased rapidly from RMB58.0 million in 2016 to RMB517.1 million in 2017, and further to RMB3,022.1 million (US$439.6 million) in 2018. As we focused on growing our user base and enhancing our services, we have incurred net losses attributable to Qutoutiao Inc. of RMB10.9 million in 2016, RMB94.8 million in 2017, and RMB1,942.6 million (US$282.5 million) in 2018. Non-GAAP net losses attributable to Qutoutiao Inc., which represented net losses attributable to Qutoutiao Inc. before share-based compensation expenses, were RMB10.5 million in 2016, RMB91.4 million in 2017, and RMB990.9 million (US$144.1 million) in 2018. Share-based compensation expenses in 2018 included RMB864.7 million (US$128.1 million) that relates to certain ordinary shares beneficially owned by certain of our co-founders that became restricted pursuant to share restriction deeds entered into by them in January 2018 and fully vested upon completion of our initial public offering in September 2018.

Our Mobile Applications

We primarily deliver content through Qutoutiao, which is our flagship mobile application and means “fun headlines” in Chinese. Qutoutiao aggregates articles and videos uploaded from content providers and presents real-time customized feeds to users based on each user’s profile, behavior and social relationships.

Feeds are presented to users on both the main page of Qutoutiao and topic pages. Both the main page and topic pages are customized for each user using our content recommendation engine. Topic pages include, among others, videos, entertainment, humor, anecdote, relationship, family, health, food and pets. A user may also search content or follow specific content providers. Users may save their favorite content pages as well as indicate the content pages that they dislike.

We promote social interaction among users to engage them more closely with the content they have viewed as well as with each other. Users may post comments and engage in discussions with other users by responding to comments. A user can also share content through a variety of means, including emails, messaging applications or social networks.

We also offer Quduopai, which is a separate mobile application from Qutoutiao and allows users to create, upload and view videos. User-generated videos can be viewed by other users of Quduopai after being screened by our content management system for quality and appropriateness. We also selectively deliver popular videos from Quduopai through Qutoutiao, which enables such videos to reach a broader audience and further enriches the content offerings on Qutoutiao.

We also launched our mobile literature application, Midu Novels, in May 2018, which offers users free literature supported by advertising. Midu Novels has been well received by the market since launch, reaching peak DAUs of approximately 5 million and average daily time spent per DAU of approximately 150 minutes in December 2018. Unlike the traditional paid-only model in the online literature industry which charges users fees for most content offered, users of Midu Novels can enjoy their favorite literature under an innovative free-to-read model. Our users have access to a comprehensive selection of literature covering a wide range of genres, including romance, fantasy, science fiction, history and other genres for free. We classify the content genres with multi-dimensional reading tags which our users can choose to follow. We are able to offer our users free literature as we primarily monetize through advertisements that our advertising customers place on Midu Novels. Our AI-powered content recommendation engine coupled with our strong data analytics capabilities also enables us to improve user experience and increase the time our users spend on Midu Novels by making personalized recommendation and delivering to them literature that caters to their interest.

The table below sets forth key operating metrics relating to our mobile applications.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2017				2018
	(in millions, except for daily time spent data)
Installed users as of the end of the period	16.3	26.5	46.6	73.7	99.4	139.1	227.7	334.8
Combined Average MAUs during the period	5.7	8.8	16.1	24.3	28.0	34.1	65.2	93.8
Combined Average DAUs during the period	2.5	3.9	6.5	9.5	11.3	12.6	21.3	30.9
Average daily time spent per DAU during the period (minutes)	31.1	33.7	34.0	32.1	32.5	47.0	55.9	63.1

Our Qutoutiao mobile application also includes an online marketplace where users can purchase merchandise offered by third-party merchandise suppliers. This allows us to enhance user stickiness and benefits users by enabling them to spend cash credits earned in their accounts, while also encourage users to supplement their spending on our platform with additional funds and thus creating additional monetization opportunities for us. We select competitively-priced merchandise that we expect will be of interest to our users based on users’ purchasing power and preferences. Each merchandise supplier is responsible for shipping the merchandise directly to users. Popular offerings on our platform include consumer electronics, home appliances, cosmetics and accessories.

User Account Systems and Loyalty Programs

Our rapid growth since the launch of Qutoutiao was in large part due to our innovative user account system and gamified user loyalty program. Registered users can earn loyalty points and in certain cases cash credits by referring other users to register on Qutoutiao or by engaging in various activities on Qutoutiao while logged on to their accounts.

Loyalty points are automatically exchanged into cash credits at the end of each day based on an exchange rate determined by us. As stated in our user agreement, we have the sole discretion in determining such exchange rate. A user can only withdraw cash credits from the user’s account after the balance exceeds a minimum amount, which is determined at our sole discretion and adjusted by us from time to time. Similar programs have proved to be very successful in other industries in enhancing user loyalty, such as in the airline, hospitality and credit card industries in China and around the world. We believe our loyalty programs serve similar functions as those other programs to foster users’ loyalty and emotional connection to Qutoutiao while using the application and enhance the attractiveness of our platform over others. We believe consuming content, rather than earning loyalty points, is the main purpose for our registered users to use Qutoutiao, similar to how users in airline, hospitality and credit card industries in which earning rewards is not the main purpose as compared to the services they intent to receive in the first place. However, we have nonetheless implemented mechanisms aimed at determining if users have actually viewed the relevant content and an anti-fraud system to prevent potential abuse.

Referral-based Loyalty Points

Our registered users earn loyalty points when they invite others to download and register on our Qutoutiao mobile application. After an invited user registers with us, the existing registered user is eligible to receive loyalty points or cash credits. Based on our policy in 2018, referral reward generally ranged from RMB3 — RMB8 in terms of cash credits (or equivalent loyalty points) per referral. We are thus able to leverage the embedded social relationships of each user and prompt our users to voluntarily invite their families and friends to become our registered users.

Engagement-based Loyalty Points

A user is eligible to receive loyalty points for engaging in various activities on our Qutoutiao mobile application. Such activities include viewing and sharing content, providing valuable comments and encourage inactive users to continuously re-engage with Qutoutiao. Based on our policy in 2018, a typical loyalty point for viewing content translates into approximately RMB0.002 to RMB0.006 of cash credits per minute spent in viewing content. We also create fun tasks such as daily missions to tap into the competitive reward psyche of users.

User Account System and Loyalty Program for Quduopai

We offer a separate user account system and loyalty program for Quduopai. Users can earn cash credits that they can withdraw after the balance exceeds a minimum amount, which is determined at our sole discretion and adjusted by us from time to time.

Our Content

We strive to become the light entertainment content platform of choice for a growing base of users. We believe that light entertainment-oriented and easily digestible content resonates with mobile users, and we primarily deliver content that can be viewed by users during a short period of time. The articles on our platform generally contain both images and short texts and can be read within one minute; and more than half of the videos on our platform run less than two minutes. In the three months ended December 2018, the average daily time spent per DAU for our mobile applications was approximately 63 minutes. We aim to deliver quality and relevant content to users, and content sourcing, management and recommendation are among core focuses of our operations.

Content Sourcing

We source content from over 580 professional media outlets under a licensing arrangement and from more than 600,000 freelancers registered on our platform. We operate an online content upload system and the Quduopai mobile application for content providers to prepare and upload content. Fees paid to content providers relates to the amount of views associated with such content.

A content provider that is new to our online content upload system is required to go through a registration and approval process. Each content provider is required to sign an agreement electronically in the registration process. The agreement provides, among other things, that (i) we are authorized to deliver content submitted by the content provider free of charge; (ii) the content provider acknowledges that it will not deliver illegal or inappropriate content through our platform; and (iii) we have the right to screen, sort and monitor content, and we may remove any illegal or inappropriate content without notifying the content provider. We have the right to freeze an account for any violations of the rules, such as plagiarism or submission of inappropriate content.

After its registration with us, a content provider can prepare and upload content electronically through the online content upload system. The system also allows each content provider to track its performance on a real time basis, including information such as the number of views, comments, shares and saves for its content.

In addition, our mobile application Quduopai allows users to create, upload and view video content through their mobile phones. For further information, see “— Our Mobile Applications.”

Our mobile literature application, Midu Novels, primarily sources content from traditional PC-based online literature platforms which grant us a license to publish their literature content on Midu Novels for a fee. We curates quality literature content that caters to our user’s interest based on our analysis of user profile and their reading history. As of December 31, 2018, we offer approximately 40,000 pieces of literature on Midu Novels.

Content Management

As a gatekeeper for our platform, our content management system is designed to ensure both the quality and appropriateness of information presented to users, which include content and comment postings. Content may be declined for quality reasons, such as videos or pictures of low resolution or duplicative content. We also decline content and comment postings that appear to violate relevant laws and regulations or are otherwise inappropriate for our platform. We undertake an efficient and thorough screening process that involves both algorithm-based screening and manual review. We have also implemented a complaint procedure that enables us to identify inappropriate content utilizing our users’ feedback.

•

Algorithm-based Screening. We apply algorithms to screen texts as well as images and videos. Our system screens texts based on pre-set keywords, and we utilize artificial intelligence to identify inappropriate images and videos. The screening system automatically declines content that did not meet the standards of our platform and flags suspicious content for manual review by our content management team.

•

Manual Review. Our content management team, which consisted of 691 employees as of December 31, 2018, is responsible for monitoring all information before delivery through our platform. The content management team reviews suspicious content identified in the algorithm-based screening process and makes the final decision as to whether to decline such content. Given the complexity and diversity of information submitted to our platform, our content management team also reviews all content that were not earlier flagged in the algorithm-based screening process.

•

Complaint Procedure. A user may submit a complaint about a specific content through our mobile applications. The user is prompted to identify the basis for the complaint, such as duplication to pre-existing content, violation of law, factual mistake, low quality or plagiarism. The user also needs to provide a written commentary to support the complaint. We remove the relevant content if we conclude that the complaint is valid. In addition, while the complaint is under review, we may also temporarily block the relevant content from being further delivered until we can investigate the complaint and reach a conclusion.

Content Recommendation

Our platform intelligently delivers personalized light entertainment content to users. The content recommendation process involves the following components.

•

Content Tagging. Each content piece is labeled with tags that are associated with its topics. Before submitting an article or video, the content provider may provide up to six tags. Such tags range from general topics such as “entertainment news” to specific topics such as the name of an actor. We utilize both algorithm-based screening and manual review to further refine such tags. Furthermore, our smart video tagging technology uses deep learning that further increases the accuracy of tags. Our technology also automatically selects and displays to users the most appropriate “cover images” for videos. We believe our technology greatly improves the quality and relevance of video content shown to our users, thereby enhancing user experience.

•

Interest and Social Graphs. Through an automated process, we develop interests and social graphs for each user based on such person’s profile, behavior and social relationships. User profile data are provided by users when registering for an account on our mobile applications. In addition, we are also able to gain a fairly accurate picture of a user’s profile, including age, gender and location, based on the user’s behavior on our platform. User’s behavior also provides us with a granular view of the topics and content characteristics that likely are of interest to the user. In addition, the interest and social graphs take into account the user’s social relationships with other users and such other users’ interests and behaviors.

•

Recommendation. Our content recommendation engine suggests content based on each user’s interest and social graphs, and continuously receives behavioral data inputs to update and refine its recommendations in real time to identify content that is most likely of interest to each user.

Monetization

We place advertisements on our main pages, topic pages as well as content pages. We believe that our differentiated user base represents an attractive demographic target for businesses.

When we first commenced our business, we collaborated with various third-party advertising platforms to fill advertisement space on our mobile applications. We later engaged advertising agents to serve as our sales agents in selling our advertising and marketing solutions to other advertising agents and end advertisers. To enhance our platform’s monetization capabilities, we acquired an advertising agent in February 2018 that operates a programmatic advertising system. This system will serve to power our advertising and marketing solutions while reducing the use of third-party advertising platforms.

Our programmatic advertising system utilizes a bidding system for advertising customers to bid for the targeted audience on our platform. Our programmatic advertising system considers a wide range of parameters to determine which advertisement to show, including price bid, predicted click-through rate and content relevance, to dynamically maximize our revenue potential. Our advertising technology aims to maximize our revenue potential by rewarding the more relevant advertisement with a more prominent position, despite the potentially lower price bid of such advertisement. We actively monitor the advertisements placed to help ensure their relevance.

Customers for our programmatic advertising system are comprised of advertising agents and end advertisers. We have our own sales personnel who are responsible to support and monitor the performances of advertising agents and to attract advertising customers to use our programmatic advertising system directly. We enter into standard agreements with advertising agents generally for a term of one year. Our advertising agents are responsible for identifying end advertisers, confirming payments and setting up accounts on our programmatic advertising system for advertising customers. We provide ongoing training to advertising agents to familiarize them with the functionalities and capabilities of our programmatic advertising system. These advertising agents are responsible for collecting and submitting the relevant documentation and licenses from advertising customers for our approval to open an account on our programmatic advertising system, and are also liable for any infringement of third-party rights or violation of regulatory requirements caused by advertisements placed by their end advertisers.

Baidu, which used to be our largest customer and operates a third-party advertising platform, contributed 69.9%, 43.7% and 4.2% of our net revenues in 2016, 2017 and 2018, respectively. Baidu also accounted for 92.6%, 59.8% and 8.8% of our accounts receivable as of December 31, 2016, 2017 and 2018, respectively. We supply traffic to the customer’s platform through advertisements placed on our mobile applications. We have entered into a membership registration agreement with Baidu, which contains standard terms and conditions generally applicable to companies that utilize Baidu’s advertising platform. Pursuant to the agreement, we are required to comply with the relevant laws and regulations as well as Baidu’s guidelines for its platform participants, including prohibitions on fraudulent clicks and other improper means to generate online traffic. Baidu has the right to terminate the agreement at any time.

Through collaboration with third-party merchandise suppliers, Qutoutiao includes an online marketplace which users can access and purchase merchandise offered by third-party merchandise suppliers. We do not carry any inventory, and each merchandise supplier is responsible for shipping the merchandise directly to users. A user pays the purchase price for a merchandise to us. We deduct our commission related to the merchandise and remit the remainder to the relevant merchandise supplier.

Technology

We have focused on and will continue to invest in our technological infrastructure. Our business is supported by the following key technologies.

•

Interest and Social Graphing. Through an automated process, we develop interest and social graphs for each user based on such person’s profile, behavior and social relationships. We assess the user’s desired content characteristics through technologies including natural language processing, image analysis, and content tagging. The interest and social graphs take into account the user’s social relationships with other users and such other users’ interests, including their behaviors. We continuously refine each user’s graphs based on the user’s behavior over time through artificial intelligence.

•

Content Recommendation Engine. Our content recommendation engine recommends content based on user behavior, and continuously receives behavioral data inputs to update and refine its recommendations in real time to identify content that is most likely of interest to each user. Our content recommendation engine is capable of processing large quantities of data, and currently can handle several billion inputs per day. In addition, new content is aggregated and recommended in real time from among millions of new content added, ensuring that our users will not miss content that may interest them when they next update their view in our mobile application.

•

Advertising. Our advertising technology enables advertising customers to bid for audience and automatically deliver relevant, targeted promotional links to users. Our system rewards more relevant advertisements with more prominent positions, despite the potentially lower priced bids of such advertisements. Our audience segmentation technology helps ensure the relevance of advertisements shown to users by analyzing their interests through browsing activity, viewed content and commenting history. In addition, we have the ability to predict click-through rates for advertisements using logistic regression, gradient boosting decision tree and linear and nonlinear modeling algorithms. Enhanced precision of these click-through rate projections can help maximize the cost effectiveness of customers’ advertising budgets.

•

Content Screening Technology. Our text screening system screens information based on pre-set keywords. We utilize artificial intelligence to identify inappropriate or objectionable content from images, speeches and videos, significantly increasing efficiency over manual review. We also apply deep learning methods to analyze complex visual content. Through big data and continuous training, our system is able to monitor and identify objectionable visual content with a high degree of accuracy. The screening system automatically declines content that did not meet the standards of our platform and flags suspicious content for manual review by our content management team.

•

Fraud Detection. Our fraud detection technology focuses on ensuring that our user loyalty programs are not abused by fraudulent users or activities. Our anti-fraud system employs self-encoding and deep learning methods such as convolutional neural networks in analyzing users’ behavior as well as the location of and data from their devices to detect fraud. Our anti-fraud system assigns a fraud score to users based on the inputs it receives, with higher scores signifying a greater suspicion of fraudulent activity. We also utilize artificial intelligence methods including decision trees, random decision forests, naive Bayes classifier, Gaussian mixed model, and logistic regression to maximize the predictive accuracy of our anti-fraud system while minimizing the need for manual review.

Marketing and Promotion

We have historically expanded our user base primarily through word-of-mouth referrals by existing users, which is mainly driven by our user loyalty programs, light entertainment-oriented content and content recommendation technology. The loyalty programs create a strong viral effect, which we believe enables us to enjoy lower user acquisition cost compared to acquiring users through online advertising. For more information on our user loyalty programs, see “— User Account Systems and Loyalty Programs — Referral-based Loyalty Points.” We intend to continue to implement innovative and cost-effective marketing initiatives. We will also explore additional channels to grow our user base, such as through advertisements on mobile channels, and further enhance our brand awareness through offline channels.

Competition

The industry we operate in is highly competitive and rapidly changing due to the fast growing market and technological developments. Our ability to compete successfully depends on many factors, including the quality and relevance of our content, the robustness of our technology platform, user experience, brand recognition and reputation, the value of our services to advertising customers and our relationship with content providers.

We compete with other mobile content platform companies for user traffic. Our primary competitors include content aggregators such as Jinritoutiao, Kuaibao (operated by Tencent) and Yidianzixun (an affiliate of Phoenix News). We believe we have differentiated ourselves from other content aggregators because of our focus on light entertainment content and users from lower tier cities. To a lesser extent, we also compete with mobile news portals such as Tencent News, SINA News, Sohu News, NetEase News and Phoenix News. We believe such mobile news portals tend to concentrate on current affairs such as political and economic news. As such, their content offerings tend to differ from ours. We also compete with other mobile literature applications, such as iReader, QQ Reading and Shuqi Novels, as well as mobile literature applications that have a business model similar to ours. To a lesser extent, we compete with traditional PC-based online literature platforms. We believe we have differentiated ourselves from other online literature applications and platforms because we are able to offer free literature supported by our strong programmatic advertising system.

Intellectual Property

We regard our intellectual property as critical to our success. Such intellectual properties include trademarks, domain names, copyrights, know-how and proprietary technologies. We currently rely on trademarks, copyrights, trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered 119 trademarks in the PRC, including trademark for “Qutoutiao.” We are the registered holder of 148 domain names in the PRC. We have been granted 61 software copyrights and 12 artwork copyrights.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of our employees. We do not maintain property insurance policies covering our equipment and other property that are essential to our business operation to safeguard against risks and unexpected events. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

C.	Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Foreign Investment Law

On March 15, 2019, the National People’s Congress reviewed the submitted draft and approved the Foreign Investment Law, which will come into effect on January 1, 2020. Upon taking effect, the newly promulgated Foreign Investment Law will replace the three existing laws on foreign investment (i.e., the Wholly Foreign-owned Enterprise Law, the Cooperative Joint Venture Law of the PRC and the Equity Joint Venture Law of the PRC) and the Foreign Investment Law provides a 5-year transition period for the existing foreign invested enterprises, or the FIEs, to adjust their business structures. While silent on specific issues including the discussion on the contractual arrangement with variable interest entities, the Foreign Investment Law emphasizes the principle of applying “national treatment” to foreign investors. Industries that are not listed in the Foreign Investment Catalog or the Special Administrative Measures (Negative List) for Foreign Investment Access effective on June 2018 are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations.

Regulations on Value-added Telecommunications Services

The Telecommunications Regulations of the PRC, or the Telecom Regulations, implemented on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, are the primary PRC law governing telecommunication services and set out the general framework for the provision of both “basic telecommunication services” and “value-added telecommunication services” by domestic PRC companies. “value-added telecommunication services” is defined as telecommunications and information services provided through public networks, and, according to the Telecom Regulations, operators of value-added telecommunications services shall obtain operating licenses prior to commencing operations from the Ministry of Industry and Information Technology, or the MIIT, or its provincial level counterparts.

The Catalogue of Telecommunications Business, or the Catalogue, which was issued as an attachment to the Telecom Regulations and recently revised and promulgated on December 28, 2015, further identifies information services and online data processing and transaction processing services as value-added telecommunications services. We engage in business activities that are value-added telecommunications services as defined and described by the Telecom Regulations and the Catalogue.

On March 5, 2009, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, or the Telecom License Measures, which initially became effective on April 10, 2009 and was amended on July 3, 2017, effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures provide that there are two types of telecommunications operating licenses, or the ICP Licenses for operators in China, one for basic telecommunications services and one for value-added telecommunications services. A distinction is also made to licenses for value-added telecommunications services as to whether a license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to each license granted will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded in its ICP License.

Our current and future business activities include providing information services and content to users through our mobile applications including Qutoutiao and Midu Novels and providing online data processing and transaction processing services, both of which will be regarded as value-added telecommunications services under the Catalogue. Shanghai Jifen and certain subsidiaries of Shanghai Jifen including Anhui Zhangduan, Shanghai Tuile and Shanghai Xike, have been granted the ICP Licenses which authorize relevant companies’ provision of information services and online data processing and transaction processing services through the Internet. The ICP Licenses of Shanghai Jifen, Anhui Zhangduan, Shanghai Tuile and Shanghai Xike will remain effective until September 25, 2022, June 20, 2022, July 27, 2023 and November 30, 2023 respectively, and all of the licenses are also subject to annual inspection.

Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and recently amended and issued on February 6, 2016, and the Catalogue of Industries for Guiding Foreign Investment, or the Foreign Investment Catalogue, which was recently revised and promulgated by the National Development and Reform Commission, or the NDRC, and the MOFCOM, on June 28, 2017. On June 28, 2018, the NDRC and the MOFCOM jointly issued the special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2018), or the 2018 Negative List, which has replaced the special administrative measures for foreign investment access (negative list for foreign investment access) specified in the Foreign Investment Catalogue. Under the aforesaid regulations, foreign invested telecommunications enterprises in the PRC, or FITEs, must be established as Sino-foreign equity joint ventures. The foreign party to a FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, of which the geographical area it may conduct telecommunications services is provided by the MIIT in accordance with relevant provisions as mentioned above. In addition, the major foreign investor in a value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. Moreover, approvals from the MIIT and the MOFCOM or their authorized local counterparts must be obtained prior to the operation of the FITE and the MIIT and the MOFCOM retain considerable discretion in granting such approvals.

On June 30, 2016, the MIIT issued an Announcement of the Ministry of Industry and Information Technology on Issues concerning the Provision of Telecommunication Services in Mainland China by Service Providers from Hong Kong and Macau, or the MIIT Announcement, which provides that investors from Hong Kong and Macau may hold no more than 50% of the equity in FITEs engaging in certain specified categories of value-added telecommunications services.

On July 13, 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Notice, which reiterates certain provisions of the FITE Regulations. In addition to the provisions stated in FITE Regulations, the MIIT Notice further provide that a domestic company that holds a license for the provision of Internet information services, or an ICP license, is prohibited from leasing, transferring or selling the ICP license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. The MIIT Notice also requires each ICP license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license, and specifically, with regard to the domain names and trademarks, the MIIT Notice required that trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder or its shareholders. One of our consolidated VIEs, Shanghai Jifen, which holds the ICP license, owns our major domain names, and holds or has applied for registration in the PRC of trademarks related to our business and owns and maintains facilities that we believe are appropriate for our business operations.

In view of these restrictions on foreign direct investment in the value-added telecommunications sector, we established various domestic consolidated affiliated entities which are all subsidiaries to Shanghai Jifen, to engage in value-added telecommunications services. For a detailed discussion of our consolidated VIEs and their subsidiaries, please refer to “Item 4. Information on the Company — C. Organizational Structure”. Due to a lack of interpretative materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. For details, please refer to “Item 3

. Key Information — D. Risk Factors — Risks Relating to Our Industry and Business — We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on our ability to own key assets such as our mobile applications.” In order to comply with PRC regulatory requirements, we operate a portion of our business through our consolidated VIEs and their subsidiaries, with which we have contractual relationships but in which we do not have an actual ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC Internet sector, we could be subject to severe penalties.

Regulations on the Provision of Internet Content

Regulation on Internet Information Services

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of Internet information services. The Internet Content Measures classifies Internet information services into commercial Internet information services and non-commercial Internet information services, and commercial Internet information services refer to services that provide information or services to Internet users with charge. A provider of commercial Internet information services must obtain an ICP License, and, prior to the application for such ICP License from the MIIT or its local branch at the provincial or municipal level, entities providing online information services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the consent of the national authorities responsible for such areas. As a provider of commercial Internet information services, Shanghai Jifen and Anhui Zhangduan have been granted the ICP Licenses as mentioned above, which authorize relevant companies’ provision of information services via the Internet.

In addition to the above, the ICP Measures further specifies a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities.

Regulation on Internet News Dissemination

Pursuant to the Provisions for the Administration of Internet News Information Services promulgated by the Cyberspace Administration of China, or CAOC, which was issued on May 2, 2017 and became effective on June 1, 2017, an Internet news license shall be obtained from CAOC by the service provider for the provision of internet news information services to the public in a variety of ways, including offering platforms for such dissemination. “News information” as mentioned therein includes reports and comments relating to social and public affairs such as politics, economy, military affairs and foreign affairs, as well as relevant reports and comments on social emergencies. The service providers shall meet various qualifications and requirements as listed in such regulation, and further, to provide Internet-based news information services, the service providers are also required to complete formalities for ICP License or filing with the competent telecommunications authorities in accordance with the law. In practice, Internet news information service providers that are not state-owned, such as our company, are required to introduce a state-owned shareholder in order to apply for the Internet news license.

In addition to the above, such regulation also stipulates that no organization may establish Internet-based news information service agencies in the form of Sino-foreign joint ventures, Sino-foreign cooperative ventures or wholly foreign-owned enterprises. Any cooperation involving Internet-based news information services and between Internet-based news information service agencies and foreign-invested enterprises, or FIEs, shall be reported to the national CAOC for security assessment.

We are required to obtain an Internet news license from CAOC for the dissemination of news through our mobile application. We are in the process of preparing an application for an Internet news license. However, there can be no assurance that our application will be accepted or approved by the regulatory authorities. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Industry and Business — Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services that provide news or to cease the Internet access services provided by third parties to us.”

Regulation on Online Transmission of Audio-visual Programs

On December 20, 2007, the General Administration of Press and Publication, Radio, Film and Television, or GAPPRFT, and MIIT jointly issued the Administrative Provisions for the Internet Audio-Video Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-visual Program Provisions define “Internet audio-visual programs services” as the production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the Internet, and the provision of upload and audio-video programs transmission services to a third party. Entities engaging in Internet audio-visual programs services must obtain an internet audio-visual program transmission license, which will only be issued to state-owned or state-controlled entities. According to the Categories of the Internet Audio-Video Program Services modified by GAPPRFT on March 10, 2017, “aggregation of Internet audio-visual programs”, which means “editing and arranging the Internet audio-visual programs on the same website and providing searching and watching services to public users”, falls into the definition of the aforementioned “Internet audio-visual programs services.”

Although we have been taking measures to ensure compliance, we may not be able to fully comply with Audio-visual Program Provisions. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Industry and Business — Our inability to fully comply with Audio-visual Program Provisions may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.”

Regulations on Internet Publishing

On February 4, 2016, the SAPPRFT and MIIT jointly issued the Internet Publishing Rules, which took effect on March 10, 2016. “Online publications” is defined, under the Internet Publishing Rules, as digital works that are edited, produced, or processed to be published and provided to the public through the Internet, including (a) original digital works, such as articles, pictures, maps, games, and comics; (b) digital works with content that is consistent with the type of content that, prior to the Internet age, typically was published in media such as books, newspapers, periodicals, audio-visual products, and electronic publications; (c) digital works in the form of online databases compiled by selecting, arranging, and compiling other types of digital works; and (d) other types of digital works identified by the SAPPRFT. Under the Internet Publishing Rules, Internet operators distributing such online publications through information network are required to obtain an Internet publishing license from SAPPRFT. Wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises are prohibited from engaging in the provision of Internet publishing services. In addition, project cooperation between an Internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual involving Internet publishing services shall be subject to examination and approval by the GAPPRFT in advance. A company that fails to comply with these rules may be ordered to close the website or pay fines or be subject to other penalties imposed by relevant authorities.

Uncertainty remains as to the interpretation of the Internet Publishing Rules which may require us to take further actions and/or subject us to penalties. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Industry and Business — We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on our ability to own key assets such as our mobile applications.”

Regulations on Online Advertising Services

On April 24, 2015, the SCNPC enacted the Advertising Law of the PRC, which was recently amended and took effect on October 26, 2018, or the New Advertising Law, to increase the potential legal liability of providers of advertising services, and to include provisions intended to strengthen identification of false advertising and the power of regulatory authorities. On July 4, 2016, the SAIC issued the Interim Measures of the Administration of Online Advertising, or the SAIC Interim Measures, which took effect on September 1, 2016, to further regulate Internet advertising activities.

The New Advertising Law and the SAIC Interim Measures both provide that advertisements posted or published through the Internet may not affect users’ normal usage of a network, and advertisements published in the form of pop-up windows on the Internet must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such.

With regard to the content of the advertisement, according to the above laws and regulations, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. The New Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. Also, according to the SAIC Interim Measures, no advertisement of such special products or services which are subject to examination by an advertising examination authority shall be published unless it has passed such examination.

The New Advertising Law and SAIC Interim Measures require us to monitor the advertising content shown on our mobile applications to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. However, we cannot assure you that all of the content contained in such advertisements is true and accurate as required by the advertising laws and regulations. For details, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Industry and Business — Advertisements on our mobile applications may subject us to penalties and other administrative actions.”

Regulation on Mobile Internet Applications Information Services

On June 28, 2016, the CAOC issued the Provisions on the Administration of Mobile Internet Applications Information Services, or the APP Provisions, which became effective on August 1, 2016. Under the APP Provisions, mobile application providers and application store service providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through mobile applications any content prohibited by laws and regulations. The APP Provisions also require application providers to procure relevant approval to provide services through such applications, and shall strictly fulfill their responsibilities of information security management, including (i) verifying real identities with the registered users through mobile phone numbers; (ii) establishing and improving the verification and management mechanism for the information content, adopting proper sanctions and measures such as warning, limiting functions, suspending updates, and closing accounts for releasing illegal information content; (iii) keeping records and report to competent authorities; (iv) protecting and safeguarding users’ “rights to know and rights to choose” during installation or use; (v) protecting intellectual property rights concerned and (vi) keeping records of user log information for 60 days.

Regulation on Online Cultural Products

On February 17, 2011, the MOC issued the new Provisional Regulations for the Administration of Online Culture, or the New Online Culture Regulations, which took effect on April 1, 2011 and was recently amended on December 15, 2017, to replace the previous regulations which were issued by MOC on May 10, 2003. The New Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products”, which include those cultural products that are produced specially for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animations, and those cultural products that, through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination.

Pursuant to the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in any of the following types of activities:

•	the production, duplication, importation, release or broadcasting of Internet cultural products;
•

the dissemination of online cultural products on the Internet or transmission thereof via Internet or mobile phone networks to users’ terminals such as computers, fixed-line or mobile phones, television sets, gaming consoles and Internet surfing service sites such as Internet cafés for the purpose of browsing, using or downloading such products; or

•	the exhibition or holding of contests related to Internet cultural products.

The New Online Culture Regulations further classifies Internet cultural activities into commercial Internet cultural activities and non-commercial Internet cultural activities. Entities engaging in commercial Internet cultural activities must apply to the relevant authorities for a Network Cultural Business Permit, while non-commercial cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. One of our consolidated VIEs, Shanghai Jifen, as well as certain of its subsidiaries, i.e., Anhui Zhangduan, Shanghai Tuile and Shanghai Xike, have obtained the Network Cultural Business Permits. The permits obtained by Shanghai Jifen, Shanghai Tuile and Shanghai Xike share the same business scope of operating music and entertainment products, game products (including issuance of virtual currencies in online games) and animation products and will remain effective until November 2, 2019, May 31, 2021 and March 13, 2021, respectively, while the permit held by Anhui Zhangduan covers operating game products (including issuance of virtual currencies in online games) and will expire on May 21, 2020.

Regulation on Information Security and Censorship

The SCNPC enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, which was amended in August 27, 2009. Such decision makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures as below that prohibit the use of the Internet in ways which, among other things, result in a leakage of State secrets or distribution of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

On December 16, 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections which prohibits using the Internet to leak state secrets or to spread socially destabilizing materials. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC on August 29, 2015 and becoming effective on November 1, 2015, any ICP provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (i) sells or provides personal information to others unlawfully, or (ii) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations.

On November 7, 2016, the SCNPC promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. The PRC Cybersecurity Law applies to the construction, operation, maintenance, and use of networks as well as the supervision and administration of Internet security in the PRC. The PRC Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging, and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrator of networks and network service providers, shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including:

•

complying with security protection obligations in accordance with tiered requirements with respect to maintenance of the security of Internet systems, which include formulating internal security management rules and developing manuals, appointing personnel who will be responsible for Internet security, adopting technical measures to prevent computer viruses and activities that threaten Internet security, adopting technical measures to monitor and record status of network operations, holding Internet security training events, retaining user logs for at least six months, and adopting measures such as data classification, key data backup, and encryption for the purpose of securing networks from interference, vandalism, or unauthorized visits, and preventing network data from leakage, theft, or tampering;

•

verifying users’ identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing, or real-time communication services;

•

clearly indicating the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected when collecting or using personal information;

•	strictly preserving the privacy of user information they collect, and establish and maintain systems to protect user privacy; and
•

strengthening management of information published by users. When the network operators discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies

On May 2, 2017, the CAOC issued the Measures for Security Review of Cyber Products and Services (for Trial Implementation), or the Cybersecurity Review Measures, which came into effect on June 1, 2017. Under the Cybersecurity Review Measures, the following cyber products and services will be subject to cybersecurity review:

•	important cyber products and services purchased by networks, and information systems related to national security; and
•

the purchase of cyber products and services by operators of critical information infrastructure in key industries and fields, such as public communications and information services, energy, transportation, water resources, finance, public service, and electronic administration, and other critical information infrastructure, that may affect national security.

The CAOC is responsible for organizing and implementing cybersecurity reviews, while the competent departments in key industries such as finance, telecommunications, energy, and transport are responsible for organizing and implementing security review of cyber products and services in their respective industries and fields.

To comply with the above PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our website and application. However, due to the large amount of user uploaded content, we may not be able to identify all the content that may violate relevant laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Industry and Business — The Chinese government may prevent us from distributing content that it believes is inappropriate and we may be subject to penalties for such content or we may have to interrupt or stop the operation of our platform.”

Regulation on Privacy Protection

On December 28, 2012, the SCNPC enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to enhance the protection of User Personal Information in electronic form. The Information Protection Decision provides that Internet services providers must expressly inform their users of the purpose, manner and scope of the Internet services providers’ collection and use of User Personal Information, publish the Internet services providers’ standards for their collection and use of User Personal Information, and collect and use User Personal Information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that Internet services providers and their employees must keep strictly confidential User Personal Information that they collect, and that Internet services providers must take such technical and other measures as are necessary to safeguard the information against disclosure.

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information, or the Order. Most of the requirements under the Order that are relevant to Internet services providers are consistent with the requirements already established under the MIIT provisions discussed above, except that under the Order the requirements are often more strict and have a wider scope. If an Internet services provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from the users whose information is being collected or used. Internet services providers are also required to establish and publish their protocols relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet services providers are also required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. Internet services providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. The Order states, in broad terms, that violators may face warnings, fines, and disclosure to the public and, in the most severe cases, criminal liability.

On January 5, 2015, the SAIC promulgated the Measures on Punishment for Infringement of Consumer Rights, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected. Business operators may not: (i) collect or use personal information of consumers without their consent; (ii) unlawfully divulge, sell or provide personal information of consumers to others; (iii) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information.

Regulations Related to Intellectual Property Rights

Trademark

On August 23, 1982, the SCNPC promulgated the Trademark Law of the PRC, or the Trademark Law, which was amended in 1993, 2001 and 2013. The Implementation Regulation for the Trademark Law promulgated by the State Council came into effect on September 15, 2002 and was further amended on April 29, 2014.

Under the Trademark Law and the implementing regulation, the Trademark Office of the State Administration for Market Regulation, or the Trademark Office, is responsible for the registration and administration of trademarks. The Trademark Office handles trademark registrations. As with patents, China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years.

In addition to the above, the SAIC has established a Trademark Review and Adjudication Board for resolving trademark disputes. According to the Trademark Law, within three months since the date of the announcement of a preliminarily validated trademark, if a titleholder is of the view that is such trademark in application is identical or similar to its registered trademark for the same type of commodities or similar commodities which violates relevant provisions of the Trademark Law, such titleholder may raise an objection to the Trademark Office within the aforesaid period. In such event, the Trademark Office shall consider the facts and grounds submitted by both the dissenting party and the party being challenged and shall decide on whether the registration is allowed within 12 months upon the expiration of the announcement after investigation and verification, and notify the dissenting party and the person challenged in writing.

As of the date of this annual report, we have registered 119 trademarks in the PRC, including the trademark for “Qutoutiao.” We have filed 567 trademark applications in the PRC as of the same date.

Copyrights

On September 7, 1990, The National People’s Congress promulgated the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2010. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the National Copyright Administration, or the NCA, issued the Computer Software Copyright Registration Procedures on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights. The China Copyright Protection Center shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Software Copyright Registration Procedures and the Computer Software Protection Regulations.

As of the date of this annual report, we have been granted 61 software copyrights and 12 artwork copyrights in the PRC.

Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC Internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identifications to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

As of the date of this annual report, we are the registered holder of 148 domain names in the PRC.

Regulations on Foreign Exchange

Under the Foreign Currency Administration Rules of the PRC promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange, or the SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office. Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. FIEs may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015 and October 10, 2018, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of PRC companies and further improve the administration on foreign exchange settlement for FIEs.

On February 13, 2015, the SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment. In addition, SAFE Circular 13 simplifies the procedure of foreign exchange-related registration, under which investors shall register with banks for direct domestic investment and direct overseas investment.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by FIEs in the PRC include the Company Law of the PRC, as recently amended in 2018, the Wholly Foreign-owned Enterprise Law promulgated recently amended in 2016 and its implementation regulations, the Equity Joint Venture Law of the PRC recently amended in 2016 and its implementation regulations, and the Cooperative Joint Venture Law of the PRC recently amended in 2017 and its implementation regulations.

Under the current regulatory regime in the PRC, FIEs in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

As of December 31, 2018, our wholly foreign-owned subsidiary, Shanghai Quyun, has not made any profits and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax which was recently amended on December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax (collectively, the “EIT Law”). Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 20% with respect to their income sourced from inside the PRC.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax, or the VAT Regulations, were promulgated by the State Council on December 13, 1993 and were most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance on December 25, 1993 which was recently amended on October 28, 2011 (collectively with the VAT Regulations, the “VAT Law”). According to the VAT Law, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax. For taxpayers selling or importing goods other than those specifically listed in the VAT Law, the value-added tax rate is 17%.

On November 16, 2011, the Ministry of Finance, or the MOF, and the State Administration of Taxation, or the SAT, promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, to lay out main content of the pilot scheme for the reform of levying value-added tax in place of business tax. Further on March 23, 2016, the MOF and the SAT jointly promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the above mentioned notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On November 19, 2017, the State Council promulgated the Decision of State Council on Abolition of the Provisional Regulations of the PRC on Business Tax and Revision of the Provisional Regulations of the PRC on Value-added Tax, which took effective on the same date, to formally abolish the Provisional Regulations of the People’s Republic of China on Business Tax and amend the VAT Regulations accordingly.

As of December 31, 2018, our PRC subsidiaries, consolidated VIEs and their subsidiaries are generally subject to the VAT rates of 6%.

Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment.

Regulations on Employment

Labor Contract Law

The Labor Contract Law of the PRC, or the Labor Contract Law, which took effect on January 1, 2008 and amended on December 28, 2012, is primarily regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

Regulations on Social Insurance and Housing Fund

Under the Social Insurance Law of the PRC that was promulgated by the SCNPC on October 28, 2010, came into force as of July 1, 2011 and recently amended on December 29, 2018 and the Interim Regulations on the Collection and Payment of Social Insurance Premiums that was promulgated by the State Council on and came into force as of January 22, 1999, employers are required to pay basic endowment insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. Where an employer fails to fully pay social insurance premiums, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of 1 to 3 times the outstanding amount upon such employer.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Regulations on Employee Share Incentive Plans

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or SAFE Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic agency as regulated in SAFE Circular 7.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares, including the Circular on Issues Concerning the Individual Income Tax on Share-option Incentives, or the Circular 461, which was promulgated and took effective on August 24, 2009. Under Circular 461 and other relevant laws and regulations, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Related to Mergers and Acquisitions and Overseas Listings

M&A Rules

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, requires that offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

In our case, the CSRC approval was considered not required in the context of our initial public offering because (i) our wholly-owned PRC subsidiary, Shanghai Quyun, was incorporated as a foreign-invested enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules, and (ii) there is no statutory provision that clearly classifies the contractual arrangement among our WFOEs and our consolidated VIEs and their respective shareholders as transactions regulated by the M&A Rules. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Industry and Business — A PRC regulation establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.”

SAFE Circular 37

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or the SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Mr. Eric Siliang Tan and Mr. Lei Li have completed the SAFE registration pursuant to SAFE Circular 37 in 2017, with Innotech Group Holdings Ltd. and News Optimizer (BVI) Ltd. being separately registered as the respective “special purpose vehicle.” After transferring all shares in Innotech Group Holdings Ltd. to the trust of which himself is also a beneficiary, Mr. Eric Siliang Tan, as well as all the other beneficiaries of the trust who are PRC residents are required to complete relevant registrations pursuant to SAFE Circular 37. We have notified substantial beneficial owners of our ordinary shares and the beneficiaries of the trust who we know are PRC residents of their filing obligation, including the obligation to make updates under SAFE Circular 37, and the beneficial owners have undertaken to complete relevant registrations as soon as such registration is practical with local SAFE. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents, and we do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. See “Item. 3 Key Information — D. Risk Factors — Risks Relating to Our Industry and Business — PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.”

D.	Organizational Structure

The following diagram illustrates our corporate structure with our principal subsidiaries, consolidated VIEs and their subsidiaries as of the date of this annual report. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships between Shanghai Quyun, Shanghai Jifen and its shareholders, between Shanghai Quyun, Beijing Churun and its shareholders, and between Shanghai Zhicao, Big Rhinoceros Horn and its shareholders as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

On August 27, 2018, we entered into various agreements with Shanghai Dongfang Newspaper Co., Ltd. and its subsidiaries, or collectively “The Paper” or “澎湃新闻”. Pursuant to a share purchase agreement, we agreed to issue 1,480,123 Class A ordinary shares to The Paper for the consideration of US$55,102,061. The consideration will be satisfied by a combination of cash and certain business and strategic cooperation between The Paper and us. The transactions with The Paper are subject to regulatory approvals from relevant PRC government authorities and we currently expect the transactions to close in the next 12 months. For further information, see “Item 6. Directors, Senior Management and Employees — C. Share Ownership.”

In connection with the share purchase agreement entered into with The Paper, Shanghai Jifen has agreed to issue equity interests representing 1% of its enlarged share capital to The Paper. As such, on August 27, 2018, Shanghai Jifen, together with its existing shareholders, entered into an agreement with The Paper pursuant to which Shanghai Jifen will increase its registered capital and The Paper will, at a nominal price, subscribe for the newly issued equity interests representing 1% of Shanghai Jifen’s enlarged share capital. We believe Shanghai Quyun, our wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Shanghai Jifen as it continues to have a controlling financial interest in Shanghai Jifen pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

(1)	Mr. Eric Siliang Tan, Mr. Lei Li, Tianjin Shanshi Technology L.P. and Shanghai Xihu Cultural Transmission Co., Ltd. held 45%, 15%, 20% and 20% equity interest in Shanghai Jifen, respectively.

Both Tianjin Shanshi Technology L.P. and Shanghai Xihu Cultural Transmission Co., Ltd. are controlled by Mr. Eric Siliang Tan.

Upon the completion of The Paper’s subscription of the newly issued equity interests in Shanghai Jifen, Mr. Eric Siliang Tan, Mr. Lei Li, Tianjin Shanshi Technology L.P. and Shanghai Xihu Cultural Transmission Co., Ltd. will hold 44.55%, 14.85%, 19.80% and 19.80% equity interest in Shanghai Jifen, respectively.

(2)	We acquired Shanghai Dianguan in February 2018.
(3)

Include Anhui Zhangduan, Beijing Qukandian, Shanghai Xike, Shanghai Tuile Information Technology Service Co., Ltd., Tianjin Quwen Internet Technology Co., Ltd, Shanghai Heitu Internet Technology Co., Ltd. and Shanghai Zheyun Internet Technology Co., Ltd..

(4)	Mr. Min Gao and Ms. Wanting Xu held 60% and 40% equity interest in Big Rhinoceros Horn, respectively.
(5)	Mr. Zhongliang Pan and Mr. Zhenxiong Guo held 60% and 40% equity interest in Beijing Churun, respectively. Beijing Churun does not currently engage in any substantial business activities.

Contractual Arrangements among Our WFOEs, Consolidated VIEs and Their Respective Shareholders

PRC laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct our operations mainly through Shanghai Jifen and Big Rhinoceros Horn and their subsidiaries. We effectively control Shanghai Jifen, Big Rhinoceros Horn and Beijing Churun, or our consolidated VIEs, through a series of contractual arrangements with our consolidated VIEs, their respective shareholders and Shanghai Quyun or Shanghai Zhicao, as applicable, as described in more detail below, which collectively enables us to:

•	exercise effective control over our consolidated VIEs and their subsidiaries;
•	receive substantially all the economic benefits of our consolidated VIEs; and
•	have an exclusive option to purchase all or part of the equity interests in the equity interest in or all or part of the assets of our consolidated VIEs when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of our consolidated VIEs and their subsidiaries. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP. In the opinion of King & Wood Mallesons, our PRC legal counsel:

•	the ownership structures of Shanghai Quyun and Shanghai Zhicao, or our WFOEs, and our consolidated VIE in China, do not violate any applicable PRC law, regulation, or rule currently in effect; and
•

the contractual arrangements among our WFOEs, our consolidated VIEs and their respective shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

However, we have been further advised by our PRC legal counsel, King & Wood Mallesons, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law, or the 2015 Draft, for public review and comments. The 2015 Draft was replaced by the draft Foreign Investment Law (2018), which was published by the SCNPC in December 2018 and further amended in January 2019. Recently, the new Foreign Investment Law was approved by the National People’s Congress on March 15, 2019 and will come into effect on January 1, 2020. Among other things, the 2015 Draft expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the 2015 Draft, VIEs would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the relevant terms with regard to the VIE structure have been removed in their entirety in the newly promulgated Foreign Investment Law and there are significant uncertainties as to how the control status of our consolidated VIEs would be determined under the enacted version of the Foreign Investment Law, and furthermore, whether any of the businesses that we currently operate or plan to operate in the future through any of our consolidated VIEs would be on the to-be-issued “negative list” and therefore be subject to any foreign investment restrictions or prohibitions.

Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. For additional information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — Any failure by our consolidated VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Such arbitration provisions have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

The following is a summary of the currently effective contractual arrangements by and among our WFOEs, our consolidated VIEs and their subsidiaries, and their respective shareholders.

Agreements that Provide Us with Effective Control over Our Consolidated VIEs and Their Subsidiaries

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of our consolidated VIEs has pledged all of such shareholder’s equity interest in such consolidated VIE as a security interest to respectively guarantee such consolidated VIE and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the voting rights proxy agreement, loan agreement, exclusive technology and consulting service agreement and exclusive option agreement. If our consolidated VIEs or any of their respective shareholders breaches their contractual obligations under these agreements, our WFOEs, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, our WFOEs’ rights include being paid in priority with the equity interest of the relevant consolidated VIE based on the monetary valuation that such equity interest is converted into or from the proceeds from auction or sale of the equity interest. Each of the shareholders of our consolidated VIEs agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of the relevant consolidated VIE, except for the performance of the relevant contractual agreement. Our WFOEs are entitled to receive dividends distributed on the equity interest of the relevant consolidated VIEs, and the shareholders of such consolidated VIE may receive dividends distributed on the equity interest only with prior written consent of Shanghai Quyun or Shanghai Zhicao, as applicable. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed and all secured indebtedness have been fully paid.

Voting Rights Proxy Agreements. Pursuant to the voting rights proxy agreements, each shareholder of our consolidated VIEs has irrevocably authorized Shanghai Quyun or Shanghai Zhicao, as applicable, to exercise the following rights relating to all equity interests held by such shareholder in the relevant consolidated VIE during the term of the voting rights proxy agreement: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in the relevant consolidated VIE, including without limitation: (1) proposing and attending shareholders’ meetings of the relevant consolidated VIE; (2) exercising all the shareholder’s voting rights such shareholder is entitled to under the laws of China and the relevant consolidated VIE’s articles of association, including but not limited to designate and appoint on behalf of such shareholder the directors and other senior management members of the relevant consolidated VIE. During the period that each of our WFOEs and our consolidated VIEs remains in operation, the voting rights proxy agreements shall be irrevocable and continuously effective and valid for ten years from the execution date unless otherwise agreed to by all parties. Upon the expiration of the original term or any renewal term of the voting rights proxy agreements, the agreements shall be automatically renewed for an additional one year period unless, at least 30 days prior to the expiration date, our WFOEs provide notice to the other parties to the voting rights proxy agreement not to renew the agreement.

Agreements that Allow Us to Receive Economic Benefits from our Consolidated VIEs and Their Subsidiaries

Exclusive Technology and Consulting Service Agreements. Under the exclusive technology and consulting service agreements, our consolidated VIEs appoint Shanghai Quyun or Shanghai Zhicao, as applicable, as their exclusive services provider to provide our consolidated VIEs with comprehensive technical support, business support and relevant consulting services during the term of the exclusive technology and consulting service agreements. In return, our WFOEs are entitled to receive a monthly service fee from the relevant consolidated VIEs at an amount to be determined at the sole discretion of our WFOEs. Our WFOEs shall have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of the exclusive technology and consulting service agreements. Unless terminated in accordance with the provisions of the exclusive technology and consulting service agreements or in accordance with other agreements between the parties, the exclusive cooperation agreements shall remain effective for ten years from the execution date of the exclusive technology and consulting service agreements. Upon the expiration of the exclusive technology and consulting cooperation agreements, our WFOEs have the sole discretion to extend the term of the agreements to any date by written notice to the relevant consolidated VIE. Our WFOEs may terminate the agreements at any time by providing 30 days’ prior written notice to the relevant consolidated VIE.

Agreements that Provide Us with the Option to Purchase the Equity Interest in our Consolidated VIEs

Loan Agreement. Our WFOEs have entered into loan agreements with each shareholder of the relevant consolidated VIEs. Pursuant to the loan agreements, our WFOEs have granted an interest-free loan to each shareholder of the relevant consolidated VIEs, the amount of which are to be separately agreed to between our WFOEs and the relevant consolidated VIEs in writing, which may only be used by such shareholder for the purpose of capital contribution to such consolidated VIE as to its business development. Our WFOEs also have agreed to provide the relevant consolidated VIEs with unconditional financial support pursuant to the loan agreement. The shareholders of our consolidated VIEs pledge all of its share equity in the relevant consolidated VIE as security for the outstanding loans. Unless otherwise agreed by all the parties of the loan agreement, the term of the loan is the earlier of ten years, the end of our WFOEs’ operation or the end of the relevant consolidated VIEs’ operation. Our WFOEs also have the right to accelerate the date of maturity of such loans at their sole discretion. Upon maturity, our WFOEs or their designated third party may purchase the equity interests in the relevant consolidated VIEs held by the shareholders of such consolidated VIE at a price equal to the lowest allowable amount for a similar transaction pursuant to relevant PRC laws, rules and regulations instead of cash repayment. The loan agreements also prohibit the shareholders of our consolidated VIEs from entering into any transactions that could materially affect the assets, liabilities, interests or operations of such consolidated VIE or its subsidiaries without prior written consent from the relevant WFOE.

Exclusive Option Agreements. Pursuant to the exclusive option agreements, each of our consolidated VIEs’ shareholders has irrevocably granted the relevant WFOE an unconditional and exclusive right to purchase, or designate one or more persons agreed by the board of directors of the relevant WFOE to purchase the equity interests in such consolidated VIE then held by its shareholders once or at multiple times at any time in part or in whole at the relevant WFOE’s sole and absolute discretion to the extent permitted by PRC laws. The purchase price of the optioned interests shall be the minimum price permitted under PRC laws when the relevant WFOE exercises equity interest purchase option. The shareholders of our consolidated VIEs have agreed the consideration received from the exercise of such equity interest purchase option shall be used to settle the outstanding loans under the loan agreements as described above and/or transferred back to the relevant WFOE as permitted under relevant PRC laws. Our consolidated VIEs and their respective shareholders have agreed that, without the relevant WFOE’s prior written consent, such consolidated VIE shall not, among others, in any manner supplement, change or amend its articles of association; increase or decrease its registered capital, change its structure of registered capital in other manners; sell, transfer, mortgage or dispose of in any other manner any legal or beneficial interest in the equity interests in such consolidated VIE held by such shareholders, or allow the encumbrance thereon; entry into, inherit, or tolerant any existence of any loan or other debtor-creditor relationship with any third party; enter into any material contract outside the ordinary course of business; merge with any other persons or make any investments; or distribute dividends. The initial term of these agreements is ten years, which will be renewed at the sole discretion of our WFOE. Our WFOEs may terminate the agreements at any time by providing 30 days’ prior written notice to the relevant consolidated VIE.

Supplemental Agreement to the Contractual Arrangements in Connection with The Paper

In August 2018, Shanghai Quyun and Shanghai Jifen and its shareholders entered into a supplemental agreement as to the contractual arrangements as described above. The parties acknowledge and confirm, through the supplemental agreement, that the total equity interests held by existing shareholders in Shanghai Jifen would be 99% of Shanghai Jifen’s enlarged share capital upon completion of The Paper’s subscription of the newly issued equity interests.

As The Paper will not be a party to the existing contractual arrangements, it will not be bound by such arrangements nor will have any obligation to perform or assume any liability under the contractual arrangements. In contrast to what we have been granted by other shareholders of Shanghai Jifen under the contractual arrangements, the voting rights over these 1% equity interests will be exercised by The Paper itself and we will not be granted the authorization of the voting rights over such 1% equity interests. Accordingly, we will not be able to request The Paper to sell or pledge such 1% equity interests in the way agreed under existing contractual arrangements.

Despite the above, as agreed by The Paper, Shanghai Jifen and its shareholders, (i) The Paper will not have any economic interest such as dividend over these 1% equity interests of Shanghai Jifen; and (ii) unless otherwise instructed and approved by the competent governmental authority, The Paper may not transfer its equity interests in Shanghai Jifen to any third party. Based on the foregoing, we believe Shanghai Quyun, our wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Shanghai Jifen as it continues to have a controlling financial interest in Shanghai Jifen pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

E.	Facilities

Our corporate headquarters are located in Shanghai, China, where we lease approximately 9,137 square meters of office space. We also maintain other leased offices in Beijing, Wuhu in Anhui Province and Guangzhou in Guangdong Province totaling approximately 7,634 square meters. We believe that we will be able to obtain adequate facilities, principally by lease, to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report.

A.	Operating Results

Overview

We are an innovative and fast-growing mobile content platform company in China. Our flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, aggregates articles and short videos from professional media and freelancers and presents customized feeds to users. These feeds are optimized in real time based on each user’s profile, behavior and social relationships through our proprietary AI-powered content recommendation engine. We also launched our mobile literature application, Midu Novels, in May 2018, which offers users free literature supported by advertising. Our mobile applications have rapidly gained popularity since launch, reaching combined average MAUs of approximately 93.8 million, combined average DAUs of approximately 30.9 million and average daily time spent per DAU of approximately 63 minutes in the three months ended December 31, 2018.

Our rapidly increasing and engaged user base has provided us with strong monetization potentials. We currently generate revenue primarily by providing advertising and marketing services. We place advertisements on the main pages, topic pages as well as content pages of our mobile applications. When we first commenced our business, we collaborated with various third-party advertising platforms to place advertisements on our mobile applications. We later engaged an advertising agent who operates a programmatic advertising system to serve as our sales agent in selling our advertising and marketing solutions to other advertising agents and end advertisers. To enhance our platform’s monetization capabilities, we acquired the advertising agent in February 2018. We will utilize the programmatic advertising system of such advertising agent to power our advertising and marketing solutions. We will also begin to sell our advertising and marketing solutions to advertising agents or advertising customers directly. We believe that our differentiated user base represents an attractive demographic target for businesses.

We also generate revenue by providing agent and platform service between the advertising customers and third-party advertising platforms and through the marketplace on Qutoutiao. We plan to capture additional monetization opportunities by continuing to expand our existing content formats and introducing new content formats. These opportunities include paid content such as literature, casual games, animation and comics, as well as content-driven e-commerce and live streaming products.

Our net revenues have increased rapidly from RMB58.0 million in 2016 to RMB517.1 million in 2017, and further to RMB3,022.1 million (US$439.6 million) in 2018. As we focused on growing our user base and enhancing our services, we have incurred net losses attributable to Qutoutiao Inc. of RMB10.9 million in 2016, RMB94.8 million in 2017, and RMB1,942.6 million (US$282.5 million) in 2018. Non-GAAP net losses attributable to Qutoutiao Inc., which represented net losses attributable to Qutoutiao Inc. before share-based compensation expenses, were RMB10.5 million in 2016, RMB91.4 million in 2017, and RMB990.9 million (US$144.1 million) in 2018. Share-

based compensation expenses in 2018 included RMB864.7 million (US$128.1 million) that relates to certain ordinary shares beneficially owned by certain of our co-founders that became restricted pursuant to share restriction deeds entered into by them in January 2018 and fully vested upon completion of our initial public offering in September 2018.

Key Factors Affecting Our Results of Operations

We believe the most significant drivers affecting our revenues are user engagement and our ability to monetize. On the other hand, we believe the most significant drivers affecting our costs and expenses are those related to our user acquisition and engagement efforts and content procurement.

User Base and Level of Engagement

Our fast growing and engaged user base has contributed to our ability to attract advertising customers to our advertising and marketing services and the significant growth in our revenue. Combined average MAUs of our mobile applications increased from approximately 3.9 million in the three months ended December 31, 2016 to approximately 24.3 million in the three months ended December 31, 2017 and further to approximately 93.8 million in the three months ended December 31, 2018. Combined average DAUs of our mobile applications increased from approximately 1.5 million in the three months ended December 31, 2016 to approximately 9.5 million in the three months ended December 31, 2017 and further to approximately 30.9 million in the three months ended December 31, 2018. A continued increase in the number of DAUs and the amount of time they spend on our platform will lead to increase in the number of advertisements served and potential clicks and impressions from users. User engagement in turn will depend on the quality and attractiveness of content on our platform and our continued ability to fine tune our understanding of users to deliver content that is most likely to interest them. Our ability to maintain high user engagement will also be affected by our planned introduction of new content formats, users’ reception to them and the growth in the volume of such content. Users’ engagement with these new content formats will not only help drive demand for our advertising and marketing services but also create further monetization opportunities.

Our Ability to Monetize

Our current financial condition and results of operations depend substantially on the demand for our advertising and marketing solutions. Demand for our advertising and marketing solutions will be affected by the size of our user base and their continued engagement. Such demand will also be dependent on our ability to enhance the efficacy of our advertising and marketing solutions through technology and an even deeper understanding of our user base. In addition, we have started to operate our programmatic advertising system and focus on the direct sale of our advertising and marketing solutions in February 2018. Our ability to successfully expand the number of advertising agents or advertising customers and increase their advertising and marketing spending on our programmatic advertising system will affect our revenue growth.

We also intend to further monetize our user base by introducing paid content and other products and services in the future. The number of users that will pay for such future paid content and other products and services, and the average spending by such users, are affected by various factors, including the volume and diversity of the content that we offer, or the interest among our users in paying for such content, products or services. Changes to any of the above or other factors, many of which are beyond our control, will affect our revenues.

Cost of User Acquisition and Engagement

Our user loyalty programs for our Qutoutiao mobile application have contributed to the significant growth in the number of our installed users and high user engagement. The cost of users’ loyalty points associated with our user loyalty programs is recognized as sales and marketing expenses. A majority of such cost of users’ loyalty points is currently associated with engagement-based loyalty points to promote user engagement and retention, with the remainder related to referral-based loyalty points to acquire new installed users. We design our user loyalty programs to ensure the cost of the loyalty points provided is appropriate in relation to the growth of our business. Our ability to ensure that our user loyalty programs will continue to advance strong growth in user base and keep user engaged at a manageable cost level will affect our results of operations. Furthermore, we have started to and will continue to explore other online and offline marketing channels to acquire users and promote brand awareness and supplement our user loyalty programs. Such efforts may affect our overall user acquisition and engagement costs in the future.

Our Midu Novels mobile application does not offer a loyalty program. Cost of user acquisition for Midu Novels mainly consists of traffic acquisition cost which we incur to direct user traffic to Midu Novels. We facilitate user engagement on Midu Novels primarily by offering them free literature and making personalized recommendation, and thus cost of user engagement for Midu Novels is minimal.

Content Procurement

We encourage our content providers to actively contribute quality content that will resonate with our users by implementing a system in which fees paid to them are related to the number of views of the content they contribute. These fees are accounted for as part of our cost of revenues. Our ability to balance our content procurement cost while ensuring content providers continue to contribute content that is attractive to users will affect our results of operations going forward. We will also need to manage the relevant content cost while taking into account its revenue potential to ensure value are realized. Furthermore, as additional content formats are introduced, we may enter into different content procurement arrangements with content providers, affecting our content procurement cost structure.

Seasonality

We generate most of our revenues from providing advertising and marketing services. The advertising industry in China experiences seasonality. Historically, advertising spending and user activities on our platform tend to be the lowest in the first quarter of each calendar year due to long holidays around the Lunar New Year, during which users tend to spend more time with family and celebrations offline and less time online, including on our mobile applications. In addition, advertising customers, such as those in the e-commerce industry, may also reduce its advertising spending during the holidays around the Lunar New Year due to reduced consumer spending or reduced or suspended production and logistics activities by manufacturers or other service providers. We believe this seasonality affects our quarterly results especially our results of operations in the first quarter of each year. For example, our net revenues in the first quarter may be lower than those of other quarters, and may experience a slower rate of growth or even decline from the last quarter in the prior year. On the other hand, our cost of revenues and operating expenses as a percentage of our net revenues may be higher in the first quarter as compared to other quarters, which may lead to lower profit margin.

Key Operating Metrics

We regularly review a number of key operating metrics to evaluate our business and measure our performance. The table below sets forth key operating metrics relating to our mobile applications.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2017				2018
	(in millions, except for daily time spent data)
Installed users as of the end of the period	16.3	26.5	46.6	73.7	99.4	139.1	227.7	334.8
Combined Average MAUs during the period	5.7	8.8	16.1	24.3	28.0	34.1	65.2	93.8
Combined Average DAUs during the period	2.5	3.9	6.5	9.5	11.3	12.6	21.3	30.9
Average daily time spent per DAU during the period (minutes)	31.1	33.7	34.0	32.1	32.5	47.0	55.9	63.1

We view installed users as a measure of the size of our user base, and we view combined average MAUs and combined average DAUs as measures of the size of active user base and user engagement. Installed users, combined average MAUs and combined average DAUs rapidly increased during the periods presented. Increases in these measures were mainly driven by our user loyalty programs, light entertainment-oriented content and content recommendation technology.

We monitor average daily time spent per DAU to measure the level of user engagement on our platform. Average daily time spent per DAU for our mobile applications increased from approximately 29 minutes in the three months ended December 31, 2016 to approximately 32 minutes in the three months ended December 31, 2017 and further to approximately 63 minutes in the three months ended December 31, 2018, which reflects an increase in user stickiness.

Key Components of Our Results of Operations

Revenues

We generate most of our revenues from advertising and marketing services. The following table sets forth a breakdown of our revenues, both in absolute amount and as a percentage of our net revenues, for the years indicated.

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Advertising and marketing revenues	57,880	99.9	512,883	99.2	2,814,258	409,317	93.1
Other revenue	74	0.1	4,170	0.8	207,888	30,236	6.9
Net revenues	57,954	100.0	517,053	100.0	3,022,146	439,553	100.0

(1)	Revenues from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Advertising and marketing revenues	—	—	17,447	2,538
Other revenue	—	—	29,597	4,305

We charge our advertising services mainly on a cost-per-click, or CPC, basis, and in certain circumstances, on a cost-per-thousand-impressions, or CPM, basis.

Baidu, which used to be our largest customer and operates a third-party advertising platform, contributed 69.9%, 43.7% and 4.2% of our net revenues in 2016, 2017 and 2018, respectively. Baidu also accounted for 59.8% and 8.8% of our accounts receivable as of December 31, 2017 and 2018, respectively. To enhance our platform’s monetization capabilities, we acquired an advertising agent in February 2018 that operates a programmatic advertising system. We expect this system will allow us to reduce our reliance on third-party advertising platforms such as Baidu. Prior to our acquisition of this advertising agent in February 2018, we engaged such advertising agent to serve as our sales agent in selling our advertising and marketing solutions to other second-tier advertising agents and end advertisers. These second-tier advertising agents and end advertisers are our customers as they select our mobile applications to place their advertisement and our performance obligation is to provide the underlying advertising display services to them. We recognize advertising and marketing revenues from this advertising agent on a gross basis as clicks are delivered on a CPC basis. We also engage certain other advertising agents in selling our advertising and marketing solutions to our advertising customers.

In addition, we collaborate with various third-party advertising platforms to place advertisements on our platform. Under our arrangements with these advertising platforms, these advertising platforms are our customers and our performance obligation is to provide traffic to these advertising platforms. As such, we recognize advertising and marketing revenues based on the net amount as impressions or clicks are delivered on a CPC or CPM basis. We have started to reduce the utilization of third-party advertising platforms in 2017 and we expect such collaboration to continue to decrease in the future as we further increase direct sales of our advertising and marketing solutions. However, certain of these third-party advertising platforms were historically our largest customers and may continue to contribute a significant portion of our net revenues in the near future.

Other revenue primarily represents revenues from providing agent and platform service between the advertising customers and third-party advertising platforms by facilitating the advertising customers to select third-party advertising platforms to display their advertisements. We recognize revenues from the advertising customers based on the net amount equal to certain agreed percentage of the gross revenue earned by the third-party advertising platforms when impressions or clicks are successfully delivered. Other revenue also includes revenues from the sale of merchandise by suppliers through the marketplace on Qutoutiao. A user pays the purchase price for a merchandise to us. We deduct our commission related to the merchandise and remit the remainder to the relevant merchandise supplier.

Cost of Revenues

The following table sets forth the components of our cost of revenues, both in absolute amount and as a percentage of our net revenues, for the years indicated.

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues(1):
Content procurement costs	—	—	22,862	4.4	180,158	26,203	6.0
Bandwidth costs	1,947	3.4	16,682	3.2	169,519	24,655	5.6
Cultural development fee and surcharges	1,950	3.4	17,020	3.3	64,120	9,326	2.1
Others	3,281	4.7	19,917	3.9	89,816	13,063	3.0
Total cost of revenues	7,178	12.5	76,481	14.8	503,613	73,247	16.7

(1)	Cost of revenues from transactions with related parties are set forth below for the years indicated:

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues-related party	120	0.2	484	0.1	6,020	876	0.2

Content Procurement Costs. Represent fees paid to content providers. We did not incur such content procurement costs in 2016. Content available through our platform at that time were primarily derived from publicly available sources as we were still in the process of developing our online content upload system for content providers to upload content. Fees paid to content providers relate to the number of views of content contributed by the respective content providers. However, the relevant arrangements with each content provider may differ.

Bandwidth Costs. Represent fees we pay to service providers for hosting our servers and for other telecommunications services.

Cultural Development Fee and Surcharges. Represent cultural development fee and certain surcharges levied. The provision of advertising services in China is subject to a cultural development fee at an applicable rate of 3% of net advertising revenues. The cultural development fee and surcharges recorded were RMB2.0 million, RMB17.0 million, and RMB64.1 million (US$9.3 million) in 2016, 2017 and 2018, respectively.

Others. Our other costs of revenues include salaries and benefits for our personnel responsible for our revenues, including share-based compensation. Personnel responsible for our revenues include our content management personnel, and we expect the number of such employees to increase in the future given the significant growth in the amount of content on our platform. Our other costs of revenues also include commissions paid to advertising agents to serve as our sales agents, direct costs incurred relating to our content editing cost, rental cost, depreciation and other miscellaneous costs. We have ceased to incur commissions paid to advertising agents since our acquisition of an advertising agent in February 2018.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the years indicated.

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses(1):
Research and development expenses	2,627	4.5	15,317	3.0	270,108	39,286	8.9
Sales and marketing expenses	54,633	94.3	494,724	95.7	3,250,038	472,698	107.5
General and administrative expenses	4,427	7.6	25,947	5.0	980,725	142,641	32.5
Total operating expenses	61,687	106.4	535,988	103.7	4,500,871	654,625	148.9

(1)	Operating expenses from transactions with related parties are set forth below for the years indicated:

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development- related party	166	0.3	220	0.0	—	—	—
Sales and marketing-related party	74	0.1	950	0.2	23,671	3,443	0.8
General and administrative- related party	2,664	4.6	15,134	2.9	—	—	—

Research and Development Expenses. Our research and development expenses consist primarily of salaries and benefits for our research and development personnel, including share-based compensation, rental expenses and deprecation related to properties and servers utilized by our research and development personnel.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of cost of users’ loyalty points associated with our user loyalty programs which increased from RMB50.9 million in 2016 to RMB419.6 million in 2017 and further increased to RMB2,080.7 million (US$302.6 million) in 2018, representing 87.8%, 81.2% and 68.8% of our net revenues in 2016, 2017 and 2018, respectively.

Cost of users’ loyalty points is comprised of amount of loyalty points redeemed by users during a specific period and the change in estimated liabilities as to accumulated unredeemed loyalty points during such period. Pursuant to our user agreements, we can adjust at any time the minimum amount of loyalty points that must be earned before users can redeem their loyalty points. As such, change to such threshold in any specific period will affect the amount of sales and marketing expenses recorded during such period. For additional information on the accounting policy of our loyalty programs, see “— Critical Accounting Policies, Judgments and Estimates — Loyalty Programs.”

Our sales and marketing expenses also consist of advertising and marketing expenses through third-party online and offline channels to acquire users and to promote brand awareness, which increased from RMB171.5 thousand in 2016 to RMB41.9 million in 2017 and further increased to RMB1,060.5 million (US$154.2 million) in 2018, representing 0.3%, 8.1% and 35.1% of our net revenues in 2016, 2017 and 2018, respectively. Other sales and marketing expenses include short mobile messaging expenses and salaries and benefits for our sales and marketing personnel, including share-based compensation.

General and Administrative Expenses. Our general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel, including share-based compensation, office expense and professional service fees. Share-based compensation expenses accounted for as general and administrative expenses in 2018 included RMB864.7 million (US$128.1 million) that relates to certain ordinary shares beneficially owned by certain of our co-founders that became restricted pursuant to share restriction deeds entered into by them in January 2018 and fully vested upon completion of our initial public offering in September 2018.

Share-based Compensation

The following table sets forth the effect of share-based compensation expenses on our operating cost and expenses line items, both in an absolute amount and as a percentage of our revenues, for the years presented.

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	1	0.0	942	0.2	5,711	831	0.2
Research and development expenses	149	0.3	1,317	0.3	29,623	4,308	1.0
Sales and marketing expenses	35	0.1	939	0.2	9,538	1,387	0.3
General and administrative expenses	209	0.4	181	0.0	906,754	131,882	30.0
Total	394	0.7	3,379	0.7	951,626	138,408	31.5

See “— Critical Accounting Policies — Share-based Compensation and Valuation of Our Ordinary Shares” for a description of what we account for the compensation cost from share-based payment transactions.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our subsidiaries and consolidated VIEs and their subsidiaries in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our revenues are subject to value-added tax at a rate of approximately 6%. The provision of advertising services in China is subject to a cultural development fee at an applicable rate of 3% of the net advertising revenues.

Any dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority, in which case the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Consolidation of Variable Interest Entities

Foreign ownership in companies providing Internet-content is subject to certain restrictions under PRC laws and regulations. To comply with the PRC laws and regulations, we, through our wholly-owned subsidiary, Shanghai Quyun, entered into a set of contractual arrangements with Shanghai Jifen and its shareholders. The contractual arrangements between Shanghai Quyun, Shanghai Jifen and the shareholders of Shanghai Jifen allow us to:

•	exercise effective control over Shanghai Jifen whereby having the power to direct Shanghai Jifen’s activities that most significantly drive the economic results of Shanghai Jifen;
•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from Shanghai Jifen as if it was their sole shareholder; and
•	have an exclusive option to purchase all of the equity interests in Shanghai Jifen.

Our consolidated financial statements include the financial statements of our company, our subsidiaries, our consolidated VIEs and their subsidiaries for which we are the primary beneficiary. All transactions and balances among our company, our subsidiaries, our consolidated VIEs and their subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which we, directly or indirectly, control more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which we, or our subsidiaries, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether we or our subsidiaries are the primary beneficiary, we considered whether it has the power to direct activities that are significant to the consolidated VIE’s economic performance, and also our obligation to absorb losses of the consolidated VIE that could potentially be significant to the consolidated VIE or the right to receive benefits from the consolidated VIE that could potentially be significant to the consolidated VIE. We hold all the variable interests of the consolidated VIE and its subsidiaries, and has been determined to be the primary beneficiary of the consolidated VIE.

In accordance with the contractual agreements among our WFOEs, our consolidated VIEs and the respective shareholders of our consolidated VIEs, we have power to direct activities of our consolidated VIEs, and can have assets transferred out of our consolidated VIEs. Therefore, we consider that there is no asset in our consolidated VIEs that can be used only to settle obligations of our consolidated VIEs, except for registered capital and PRC statutory reserves of our consolidated VIEs and their subsidiaries, as of December 31, 2016, 2017 and 2018. As our consolidated VIEs were incorporated as limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of our company for all the liabilities of our consolidated VIEs.

As we are conducting our businesses in the PRC primarily through Shanghai Jifen, Big Rhinoceros Horn and their subsidiaries, we will, if needed, provide such support on a discretion basis in the future, which could expose us to a loss.

We believe that the contractual arrangements among our WFOEs, our consolidated VIEs and the respective shareholders of our consolidated VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of our consolidated VIEs were to reduce their interest in us, their interests may diverge from ours and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

Our ability to control our consolidated VIEs also depends on the voting rights proxy agreements and our company, through our WFOEs, has to vote on all matters requiring shareholder approval in our consolidated VIEs. As noted above, we believe this voting rights proxy agreement is legally enforceable but may not be as effective as direct equity ownership.

Revenue Recognition

Our main services are the provision of advertising and marketing services. We derive revenues from performing specified actions, i.e. a CPM or CPC basis. Revenue is recognized on a CPM or CPC basis as impressions or clicks are delivered. We also provide other services and recognizes revenue when the service is rendered. Our revenue is presented either on a gross or net basis which is further discussed below.

We recognize revenue when or as the control of the goods or services is transferred to the customer.

Gross Advertising and Marketing Revenues

Before February 2018, in the arrangement with a particular advertising agent, the advertising agent served as our sales agent in selling our advertising and marketing solutions to other second-tier advertising agents and end advertisers. These second-tier advertising agents and end advertisers are our customers as they select our mobile applications to place their advertisement and our performance obligation is to provide the underlying advertising display services to them. The advertising agent earns a commission of 2% of the advertising and marketing revenues in the arrangement in return for providing bidding system for placement on Qutoutiao, which we recognize as cost of revenues. We control the advertising services as a principal and recognize advertising and marketing revenues on a gross basis as impressions or clicks are delivered.

We receive refundable advance payments from advertising customers through this advertising agent and reconcile the advertising and marketing revenues with this advertising agent on a weekly basis. If the advance payment deposited in us is not ultimately used for the advertisement on Qutoutiao, we refund the advance payment back to advertising customers through this advertising agent.

In February 2018, we acquired 100% equity interests of this advertising agent. After the acquisition, we effectively provide advertising and marketing services to these advertising customers directly and continue to recognize revenue on a gross basis as impressions or clicks are delivered.

We also engaged advertising customers through other third-party advertising agents where revenue was accounted for on a gross basis in 2017. Those arrangements have been terminated as of December 31, 2017.

In addition, we also provide advertising and marketing service to advertising customers directly and recognize revenue on a gross basis as impressions or clicks are delivered.

Net Advertising and Marketing Revenues

We also provide advertising and marketing services to third-party advertising platforms. In the arrangement with these advertising platforms, they are our customers and our performance obligation is to provide traffic to these advertising platforms. Therefore, we recognize advertising and marketing revenues based on the net amount as impressions or clicks are delivered.

We reconcile and settle the advertising and marketing revenues with these advertising platforms on a monthly basis.

Other Revenue

We also provide agent and platform service by facilitating the advertising customers to select third-party advertising platforms to display their advertisements. We recognize revenues from the advertising customers based on the net amount equal to certain agreed percentage of the gross revenue earned by the third-party advertising platforms when impressions or clicks are successfully delivered.

Our Qutoutiao mobile application includes an online marketplace which users can access and purchase merchandise offered by third-party merchandise suppliers. The merchandise suppliers are our customers as these suppliers are the primary obligor to provide goods and delivery service to the users and our performance obligation is to provide matching service for the suppliers. A user pays the purchase price for a merchandise to us. We deduct our commission related to the merchandise and remit the remainder to the relevant merchandise supplier. We act as an agent in this transaction and recognize revenue when the matching service is completed. We settle the payment with suppliers on a monthly basis.

Loyalty Programs

We offer loyalty programs for registered users of our mobile applications Qutoutiao and Quduopai to enhance user engagement and loyalty and incentivize word-of-mouth referrals. Through the programs, we give users loyalty points and in certain cases cash credits for taking specific actions. Such actions primarily include referring new users to register on Qutoutiao or through the viewing or sharing of content, providing valuable comments and encourage inactive users to continue to use Qutoutiao. The cost of users’ loyalty points is recognized as sales and marketing expenses in the consolidated statements of operations and comprehensive loss.

On Qutoutiao, registered users can redeem earned loyalty points, which is in a form of cash credits reflecting the same amount of cash value, upon request. We offer our users the flexibility to choose a number of options to redeem loyalty points. The redemption options include (i) online cash out, when the cash credits balance exceeding a certain cash out threshold or at a lower cash out threshold if users logged onto Qutoutiao for a certain number of consecutive days and (ii) purchasing merchandise through the marketplace on Qutoutiao.

On Quduopai, users can also earn cash credits, reflecting the same amount of cash value, that they may cash out when the cash credits balance exceeds a certain threshold. Before April 9, 2018, users on Quduopai could also earn loyalty points, which could only be exchanged into coupons issued to us by a third-party that can then be used to purchase products or service on that third-party’s group buying website. We do not recognize any expenses or liability for those loyalty points earned on Quduopai since we do not bear any additional cost to settle these loyalty points awarded to users before April 9, 2018. Starting from April 9, 2018, users on Qudoupai who are not content providers can earn and redeem earned loyalty points, which is in a form of cash credits reflecting the same amount of cash value, upon request. Users can cash out the loyalty points when the cash credits balance exceeds a certain cash out threshold. All the outstanding loyalty points granted to users on Quduopai were converted to cash credits upon the enacting of the revised loyalty program in April 2018. In November 2018, as a result of changes to our business strategies, we announced the change of the loyalty program on Quduopai, and reversed the unused rewards under the original loyalty program amounted to RMB11.6 million in the consolidated statements of comprehensive loss.

Our experience indicates that a certain portion of loyalty points is never redeemed by our registered users, which refers to as a “breakage.” The liability accrued for the loyalty point is reduced by the estimated breakage that is expected to occur. We estimate breakage based upon analysis of relevant loyalty point history and redemption pattern as well as considering the expiration period of the loyalty points under our user agreements. When assessing breakage, each user’s account is categorized into certain pools based on different ranges of outstanding loyalty points, and then further grouped into certain sub-groups on the basis of inactive days on our platform. The past loyalty point redemption pattern in those sub-groups was used to estimate the respective breakage for the outstanding loyalty points in each sub-group at each period end. For the years ended December 31, 2016, 2017 and 2018, total costs related to the users’ loyalty points granted amounted to RMB52.8 million, RMB527.8 million and RMB2,207.8 million (US$321.1 million), respectively, and total loyalty points redeemed amounted to RMB13.8 million, RMB245.0 million and RMB1,973.5 million (US$287.0 million), respectively. The significant increase in total costs related to the users’ loyalty points granted and total loyalty points redeemed from 2017 to 2018 was primarily due to the growth of our user base and increase in the time spent by our users on our mobile applications. We also reversed the cleared rewards of users inactive for 90 consecutive days that amounted to RMB196.3 million (US$28.6 million) in the year ended December 31, 2018 which were recorded as a reduction of sales and marketing expenses. As of December 31, 2017 and 2018, the total estimated breakage not accrued approximated to RMB113.7 million and RMB59.1 million (US$8.6 million), respectively, and the decrease (which results in an increase in the overall accrued loyalty liability) was due to the lower cash out threshold and the reversal for the cleared rewards of the users inactive for 90 consecutive days.

Once the accumulated unredeemed loyalty points for an individual user exceeds the cash out threshold, we reclassify the balance into “registered users’ loyalty payable” in consolidated balance sheet as a monetary liability and reverses the amount of breakage originally assumed, if any. The registered users’ loyalty payable is derecognized only if (1) we pay the user and is relieved of our obligation for the liability by paying the users includes delivery of cash or (2) the user legally release us from the liability.

The user’s agreement provides the loyalty points expire after one month. However, we may, at our discretion, provide loyalty points to our users even after one month expiration period. Starting from May 2018, rewards to our users are cleared from their accounts and cannot be redeemed when users are inactive for 90 consecutive days.

We do not offer loyalty programs on Midu Novels.

Share-based Compensation and Valuation of Our Ordinary Shares

We grant share options to eligible employees and account for these share-based awards in accordance with ASC 718 Compensation — Stock Compensation.

Share-based awards are measured at the grant date fair value of the awards and recognized as expenses using straight-line vesting method, net of estimated forfeitures, if any, over the requisite service period, which is the vesting period. We estimate the forfeiture rate based on historical forfeitures of equity awards and adjust the rate to reflect changes in facts and circumstances, if any. We revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates. Grant date fair values of the awards are calculated using the binomial option pricing model with the assistance from an independent appraiser. The binomial option pricing model is used to measure the value of the awards. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility, risk-free interest rates, exercise multiple, expected dividend yield and expected term.

We also granted options under our share incentive plans to the employees of other companies controlled by one of our co-founders. Such companies have provided administrative services to us, and we pay a fee charged at market rate for the services received, so no compensation expense is recognized for these grants. The fair value of these options is recognized as dividends to the co-founder in full at grant date.

In addition, we grant share options to consultants and account for these share-based awards in accordance with ASC 505-50, Equity-Based Payments to Non-Employees. We measure these options based on fair value of the options which are determined by using the binomial option pricing model. These options are measured as of the earlier of the date at which either: (1) commitment for performance by the non-employee has been reached; or (2) the non-employee’s performance is complete. Subsequent to the completion of the performance, the share-based award is assessed in accordance with ASC 815 to determine whether the award meets the definition of a derivative.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted during the years ended December 31, 2016, 2017 and 2018 were estimated using the following assumptions:

	2016	2017	2018
Expected volatility(1)	53.16% ~ 53.96%	51.61% ~ 52.41%	50.71% ~ 51.25%
Risk-free interest rate(2)	2.74% ~ 3.02%	3.28% ~ 3.62%	2.83% ~ 3.15%
Exercise multiple	2.8	2.8	2.8
Expected dividend yield(3)	0.00%	0.00%	0.00%
Contractual term	10	10	10
Expected forfeiture rate (post-vesting)	0.00%	0.00%	0.00% ~ 20.00%
Fair value of the common share on the date of option grant (RMB)	0.31 ~ 5.21	8.44 ~ 23.98	122.52 ~ 153.23

(1)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(2)

The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of the Chinese sovereign bond/U.S. government bond with a maturity life equal to the expected life to expiration.

(3)	We have no history or expectation of paying dividends on our ordinary shares.

Prior to the listing of our ADSs on the NASDAQ Global Select Market, determining the fair value of the share options required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had we used different assumptions and estimates, the resulting fair value of the share options and the resulting share-based compensation expenses could have been different.

The following table sets forth the fair value of options and ordinary shares estimated at the dates of option grants indicated below with the assistance from an independent valuation firm:

Date of Options Grant	Options/ Restricted Shares Granted	Exercise Price	Fair Value of Option/ Restricted Shares	Fair Value of Ordinary Shares	Discount for Lack of Marketability	Discount Rate	Type of Valuations
June 30, 2016	7,994,923	US$0.0001	US$0.0460	US$0.0461	27.0%	33.0%	Retrospective
September 30, 2016	92,168	US$0.0001	US$0.2960	US$0.2961	25.0%	32.0%	Retrospective
December 31, 2016	36,418	US$0.0001	US$0.7503	US$0.7504	24.0%	32.0%	Retrospective
March 31, 2017	187,837	US$0.0001	US$1.2241	US$1.2242	20.0%	32.0%	Retrospective
June 30, 2017	636,277	US$0.0001	US$2.1158	US$2.1159	17.0%	32.0%	Retrospective
September 30, 2017	1,052,377	US$0.0001	US$3.5987	US$3.5988	16.0%	31.0%	Retrospective
January 3, 2018	15,937,500	—	US$8.0401	US$8.0401	14.0%	28.0%	Contemporaneous
February 28, 2018	2,004,725	US$0.0001	US$19.3517	US$19.3518	13.5%	23.0%	Contemporaneous
March 31, 2018	137,685	US$0.0001	US$20.3320	US$20.3321	13.0%	23.0%	Contemporaneous
June 30, 2018	750,610	US$0.0001	US$23.1428	US$23.1429	8.0%	22.1%	Contemporaneous

On January 3, 2018, 15,937,500 ordinary shares beneficially owned by certain of our co-founders became restricted shares and were to be vested over periods from 24 months to 34 months starting from January 2018. This transaction has been reflected retrospectively similar to a reverse stock split, with a grant of the 15,937,500 restricted shares recognized in January 2018 at their fair value. All the remaining restricted shares were fully vested upon completion of our initial public offering in September 2018 and the associated and unrecognized share-based compensation expenses of RMB649.7 million (US$95.0 million) were recorded. The total amount of share-based compensation expenses recorded related to these restricted shares granted were RMB864.7 million (US$128.1 million) for the year ended December 31, 2018.

Prior to the listing of our ADSs on the NASDAQ Global Select Market, valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent appraisal firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

•	our operating and financial performance;
•	current business conditions and projections;
•	our stage of development;
•	the prices, rights, preferences and privileges of our convertible preferred shares relative to our ordinary shares;
•	the likelihood of occurrence of liquidity event or redemption event;
•	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and
•	the market performance of industry peers.

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business enterprise value, or BEV, and then allocated the BEV to each element of our capital structure (convertible preferred shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the mandatory conversion scenario during 2017 and 2018 in light of preparations for our initial public offering.

In determining the fair value of our BEV, we applied the income approach/discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the years presented, in absolute amount and as a percentage of our revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any year are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for percentages, share and per share data)
Revenues(1):
Advertising and marketing revenues	57,880	512,883	2,814,258	409,317
Other revenue	74	4,170	207,888	30,236
Net revenues	57,954	517,053	3,022,146	439,553
Cost of revenues(2)	(7,178)	(76,481)	(503,613)	(73,247)
Gross profit	50,776	440,572	2,518,533	366,305
Operating expenses(2):
Research and development expenses	(2,627)	(15,317)	(270,108)	(39,286)
Sales and marketing expenses	(54,633)	(494,724)	(3,250,038)	(472,698)
General and administrative expenses	(4,427)	(25,947)	(980,725)	(142,641)
Total operating expenses	(61,687)	(535,988)	(4,500,871)	(654,625)
Other gains	—	—	725	105
Loss from operations(3)	(10,911)	(95,416)	(1,981,613)	(288,214)
Interest income	51	673	31,302	4,553
Foreign exchange related gains, net	—	—	4,134	601
Others, net	(2)	(17)	(69)	(10)
Loss before income taxes	(10,862)	(94,760)	(1,946,247)	(283,070)
Income tax benefit	—	—	401	58
Net loss	(10,862)	(94,760)	(1,945,846)	(283,012)
Net loss attributable to non-controlling interests	—	—	3,275	476
Net loss attributable to Qutoutiao Inc.	(10,862)	(94,760)	(1,942,572)	(282,535)
Accretion to convertible redeemable preferred shares redemption value	—	(6,012)	(101,807)	(14,807)
Accretion to redemption value of Series A convertible redeemable preferred shares interests of a subsidiary	—	—	(978)	(142)
Gains on repurchase of convertible redeemable preferred shares	—	—	18,332	2,666
Deemed dividend to preferred shareholders	—	—	(1,917)	(279)
Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(10,862)	(100,772)	(2,028,941)	(295,097)
Net loss	(10,862)	(94,760)	(1,945,846)	(283,012)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	—	25	(16,454)	(2,393)
Total comprehensive loss	(10,862)	(94,735)	(1,962,300)	(285,405)
Comprehensive loss attributable to non-controlling interests	—	—	3,275	476
Comprehensive loss attributable to Qutoutiao Inc.	10,862	94,735	1,959,025	284,928
Net loss per share
— Basic and diluted	(0.45)	(4.19)	(57.97)	(8.43)
Weighted average number of ordinary shares used in per share calculation:
— Basic and diluted	24,062,500	24,062,500	35,000,472	35,000,472

(1)	Revenues from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Advertising and marketing revenues	—	—	17,447	2,538
Other revenue	—	—	29,597	4,305

(2)	Cost of revenues and operating expenses from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	120	0.2	484	0.1	6,020	876	0.2
Research and development expenses	166	0.3	220	0.0	—	—	—
Sales and marketing expenses	74	0.1	950	0.2	23,671	3,443	0.8
General and administrative expenses	2,664	4.6	15,134	2.9	—	—	—

(3)

We recognized share-based compensation expenses of RMB0.4 million, RMB3.4 million and RMB951.6 million (US$138.4 million) in 2016, 2017 and 2018, respectively. Share-based compensation expenses in 2018 included RMB864.7 million (US$128.1 million) that relates to certain ordinary shares beneficially owned by certain of our co-founders that became restricted pursuant to share restriction deeds entered into by them in January 2018 and fully vested upon completion of our initial public offering in September 2018.

Comparison of Year Ended December 31, 2018 and Year Ended December 31, 2017

Revenues. Our net revenues increased from RMB517.1 million in 2017 to RMB3,022.1 million (US$439.6 million) in 2018 primarily due to an increase in our advertising and marketing revenues from RMB512.9 million in 2017 to RMB2,814.3 million (US$409.3 million) in 2018 and an increase in our other revenue from RMB4.2 million in 2017 to RMB207.9 million (US$30.2 million) in 2018. Increase in our advertising and marketing revenues was primarily due to increases in our user base, time spent by our users on our mobile applications and our ability to monetize user traffic. Increase in other revenue was driven by the expanding scale and the increasing sophistication of our advertising platform.

Cost of Revenues. Our cost of revenues increased from RMB76.5 million in 2017 to RMB503.6 million (US$73.2 million) in 2018 primarily due to the continued growth of our business. Share-based compensation expenses recognized in cost of revenues increased from RMB0.9 million in 2017 to RMB5.7 million (US$0.8 million) in 2018. Cost of revenues as a percentage of our net revenues increased from 14.8% in 2017 to 16.7% in 2018 primarily due to (i) increased content procurement costs in 2018 as compared to when we primarily sourced content from publicly available sources in 2017, (ii) increased salaries and benefits paid associated with an increase in the number of employees responsible for content review and management in 2018 and (iii) increased bandwidth costs due to increase in our MAUs and DAUs as well as our emphasis on short videos which consume more bandwidth than articles.

Gross Profit. Our gross profit increased from RMB440.6 million in 2017 to RMB2,518.5 million (US$366.3 million) in 2018. Gross margin decreased from 85.2% in 2017 to 83.3% in 2018.

Operating Expenses. Our total operating expenses increased from RMB536.0 million in 2017 to RMB4,500.9 million (US$654.6 million) in 2018.

•

Research and development expenses. Our research and development expenses increased from RMB15.3 million in 2017 to RMB270.1 million (US$39.3 million) in 2018. The increase was primarily due to our increased research and development efforts to enhance the technological capability of our platform that has resulted in the number of our research and development personnel. Share-based compensation expenses recognized in research and development expenses increased from RMB1.3 million in 2017 to RMB29.6 million (US$4.3 million) in 2018. Research and development expenses as a percentage of our net revenues increased from 3.0% in 2017 to 8.9% in 2018.

•

Sales and marketing expenses. Our sales and marketing expenses increased from RMB494.7 million in 2017 to RMB3,250.0 million (US$472.7 million) in 2018. This was primarily due to increase in cost of users’ loyalty points associated with our user loyalty programs from RMB419.6 million in 2017 to RMB2,080.7 million (US$302.6 million) in 2018, representing 81.2% and 68.8% of our net revenues in 2017 and 2018, respectively. Decrease in cost of users’ loyalty points as a percentage of our net revenues was primarily due to enhanced efficiency in acquiring and engaging users through our user loyalty programs, increase in our ability to monetize our user base and the effect of the reversal for the cleared rewards of users inactive for 90 consecutive days amounted to RMB196.3 million (US$28.6 million) in our user loyalty program, which was partially offset by the decrease of breakage amounted to RMB59.1 million (US$8.6 million) due to the lower cash out threshold. Increase in our sales and marketing expenses was also due to increase in advertising and marketing expenses on other channels to acquire users and to promote brand awareness from RMB41.9 million in 2017 to RMB1,060.5 million (US$154.2 million) in 2018, representing 8.1% and 35.1% of our net revenues in 2017 and 2018, respectively. Share-based compensation expenses recognized in sales and marketing expenses increased from RMB0.9 million in 2017 to RMB9.5 million (US$1.4 million) in 2018. The result of the foregoing contributed to an increase in sales and marketing expenses as a percentage of our net revenues from 95.7% in 2017 to 107.5% in 2018.

•

General and administrative expenses. Our general and administrative expenses increased from RMB25.9 million in 2017 to RMB980.7 million (US$142.6 million) in 2018. This increase was primarily due to increase in share-based compensation expenses recognized from RMB181.3 thousand in 2017 to RMB906.8 million (US$131.9 million) in 2018, which was primarily due to RMB864.7 million (US$128.1 million) in share-based compensation expense recognized in 2018 related to certain ordinary shares beneficially owned by certain of our co-founders that became restricted pursuant to share restriction deeds entered into by them in January 2018 and fully vested upon completion of our initial public offering in September 2018. This also primarily led to an increase in general and administrative expenses as a percentage of our net revenues from 5.0% in 2017 to 32.5% in 2018.

Interest income. Our interest income increased from RMB0.7 million in 2017 to RMB31.3 million (US$4.6 million) in 2018, primarily due to an increase in the average amount of our cash and cash equivalents as a result of the issuance of Series B1, B2 and B3 convertible redeemable preferred shares in 2018 that increased our cash and cash equivalents.

Foreign exchange related gains, net. We recognized foreign exchange related gains, net, of RMB4.1 million (US$0.6million) in 2018. We did not recognize such gain in 2017.

Other losses, net. Our other losses, net, increased from RMB17.0 thousand in 2017 to RMB69.2 thousand (US$10.1 thousand) in 2018.

Income tax (expenses)/benefits. We did not incur any income tax expenses in either 2017 or 2018 due to tax loss status. We recorded income tax benefit of RMB401 thousand (US$58.3 thousand) in 2018.

Net loss attributable to non-controlling interests. Net loss attributable to non-controlling interests represents our oversea subsidiary’s cumulative result of operation in deficit attribute to non-controlling shareholders.

Net loss attributable to Qutoutiao Inc. As a result of the foregoing, our net loss attributable to Qutoutiao Inc. increased from RMB94.8 million in 2017 to RMB1,942.6 million (US$282.5 million) in 2018.

Non-GAAP net loss attributable to Qutoutiao Inc. Non-GAAP net loss attributable to Qutoutiao Inc., which represents net loss attributable to Qutoutiao Inc. before share-based compensation expenses, increased from RMB91.4 million in 2017 to RMB990.9 million (US$144.1 million) in 2018.

Comparison of Year Ended December 31, 2017 and Year Ended December 31, 2016

Revenues. Our net revenues increased from RMB58.0 million in 2016 to RMB517.1 million in 2017 primarily due to an increase in our advertising revenues from RMB57.9 million in 2016 to RMB512.9 million in 2017 and an increase in our other revenue from RMB74.0 thousand in 2016 to RMB4.2 million in 2017. Increases in our advertising revenue and other revenue were a result of increases in our MAUs, DAUs and our ability to monetize. This has enabled us to increase clicks on advertisements on our platform from approximately 162.9 million in 2016 to approximately 1,506.1 million in 2017. On the other hand, revenue per click, calculated as our advertising revenue divided by clicks on advertisements on our platform, decreased from approximately RMB0.36 in 2016 to approximately RMB0.34 in 2017.

Cost of Revenues. Our cost of revenues increased from RMB7.2 million in 2016 to RMB76.5 million in 2017 primarily due to the continued growth of our business. Share-based compensation expenses recognized in cost of revenues increased from RMB1.0 thousand in 2016 to RMB0.9 million in 2017. Cost of revenues as a percentage of our net revenues increased from 12.4% in 2016 to 14.8% in 2017 primarily due to (i) increased content procurement costs in 2017 which we did not incur in 2016 as we primarily sourced content from publicly available sources at that time, and (ii) increased salaries and benefits paid associated with an increase in the number of employees responsible for content management in 2017.

Gross Profit. Our gross profit increased from RMB50.8 million in 2016 to RMB440.6 million in 2017. Gross margin decreased from 87.6% in 2016 to 85.2% in 2017.

Operating Expenses. Our total operating expenses increased from RMB61.7 million in 2016 to RMB536.0 million in 2017.

•

Research and development expenses. Our research and development expenses increased from RMB2.6 million in 2016 to RMB15.3 million in 2017. The increase was primarily due to the continued growth of our business. Share-based compensation expenses recognized in research and development expenses increased from RMB149.1 thousand in 2016 to RMB1.3 million in 2017. Research and development expenses as a percentage of our net revenues decreased from 4.5% in 2016 to 3.0% in 2017.

•

Sales and marketing expenses. Our sales and marketing expenses increased from RMB54.6 million in 2016 to RMB494.7 million in 2017. This was primarily due to the increase in cost of users’ loyalty points associated with our user loyalty programs from RMB50.9 million in 2016 to RMB419.6 million in 2017, representing 87.8% and 81.2% of our net revenues in 2016 and 2017, respectively. Decrease in cost of users’ loyalty points as a percentage of our net revenues was primarily due to enhanced efficiency in acquiring and engaging users through our user loyalty programs and the increase in our ability to monetize our user base. Increase in our sales and marketing expenses was also due to the increase in advertising and marketing expenses to promote brand awareness from RMB171.5 thousand in 2016 to RMB41.9 million  in 2017, representing 0.3% and 8.1% of our net revenues in 2016 and 2017, respectively. Share-based compensation expenses recognized in sales and marketing expenses increased from RMB35.0 thousand in 2016 to RMB0.9 million in 2017. The result of the foregoing contributed to an increase in sales and marketing expenses as a percentage of our net revenues from 94.3% in 2016 to 95.7% in 2017.

•

General and administrative expenses. Our general and administrative expenses increased from RMB4.4 million in 2016 to RMB25.9 million in 2017. The increase was primarily due to continued growth of our business. Share-based compensation expenses recognized in general and administrative expenses decreased from RMB208.9 thousand in 2016 to RMB181.3 thousand in 2017. General and administrative expenses as a percentage of our net revenues decreased from 7.6% in 2016 to 5.0% in 2017.

Interest income. Our interest income increased from RMB50.8 thousand in 2016 to RMB0.7 million  in 2017, primarily due to an increase in the average amount of our cash and cash equivalents in 2017 as compared to 2016.

Income tax expenses. We did not incur any income tax expenses in either of 2016 or 2017 due to tax loss status.

Net loss attributable to Qutoutiao Inc. As a result of the foregoing, our net loss attributable to Qutoutiao Inc. increased from RMB10.9 million in 2016 to RMB94.8 million in 2017.

Non-GAAP net loss attributable to Qutoutiao Inc. Non-GAAP net loss attributable to Qutoutiao Inc., which represents net loss attributable to Qutoutiao Inc. before share-based compensation expenses, increased from RMB10.5 million in 2016 to RMB91.4 million in 2017.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2(ad) to our audited consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

Our primary sources of liquidity have been issuance of equity securities and cash provided by operating activities, which have historically been sufficient to meet our working capital and capital expenditure requirements.

In September 2018, we completed our initial public offering in which we issued and sold an aggregate of 13,800,000 ADSs (including 1,800,000 ADSs sold upon the full exercise of the underwriters’ option to purchase additional ADSs), representing 3,450,000 Class A ordinary shares. The net proceeds raised from the initial public offering were RMB590.9 million (US$85.9 million) after deducting underwriting commissions and the offering expenses payable by us.

In 2016 and 2017 net cash provided by operating activities was RMB12.7 million and RMB132.2 million, respectively, and net cashed cash used in operating activities in 2018 was RMB434.8 million (US$63.2 million).

As of December 31, 2018, we had cash and cash equivalents of RMB2,186.3 million (US$318.0 million), as compared to RMB278.5 million as of December 31, 2017.

Through our user loyalty programs, we give users loyalty points and in certain cases cash credits for taking specific actions. We record registered users’ loyalty payable and accrued liabilities related to users’ loyalty programs on our consolidated balance sheets. For further information, see “— Critical Accounting Policies, Judgments and Estimates — Loyalty Programs.” Registered users’ loyalty payable was RMB21.0 million and RMB256.7 million (US$37.3 million) as of December 31, 2017 and 2018, respectively. Accrued liabilities related to users’ loyalty programs were RMB187.0 million and RMB44.1 million (US$6.4 million) as of December 31, 2017 and 2018, respectively.

On March 28, 2019, we and Alibaba entered into a convertible loan agreement, pursuant to which Alibaba will advance the Convertible Loan, approximately US$171.1 million in aggregate principal amount, to us, subject to customary funding conditions. The Convertible Loan will be convertible into our Class A ordinary shares at Alibaba’s option on or after the date falling 240 calendar days after the date of the agreement or upon the occurrence of an event of default at a conversion price of US$60 per share, equivalent to US$15 per ADS, subject to adjustment under the terms of the agreement. Upon full conversion of the Convertible Loan, the Company will issue 2,850,849 Class A ordinary shares to Alibaba, representing approximately 4.0% of the total number of outstanding shares as of the date hereof. The Convertible Loan will bear interest at the rate of 3.0% per year,  which will be waived in case of conversion or payable at maturity. The Convertible Loan will be unsecured and unsubordinated and mature in three years after the drawdown, unless previously repaid or converted in accordance with their terms prior to such date.

The convertible loan agreement contains certain covenants, restrictions and events of default on our activities, including, but not limited to,  limitations on the incurrence of additional indebtedness; dividends or other distributions in cash or cash equivalents; and mergers, consolidations or the sale of all or substantially all of our assets. There is no guarantee, however, that the Convertible Loan will be timely funded as expected, or at all.

In April 2019, we completed a follow-on public offering of an aggregate of 10,000,000 ADSs (or 11,500,000 ADSs if the underwriters exercise in full the option to purchase additional ADSs), comprising 3,327,868 ADSs issued and sold by us and 6,672,132 ADSs sold by certain selling shareholders (or 4,827,868 ADSs issued and sold by us and 6,672,132 ADSs sold by certain selling shareholders if the underwriters exercise in full the option to purchase additional ADSs), representing an aggregate of 2,500,000 Class A ordinary shares (or 2,875,000 Class A ordinary shares if the underwriters exercise in full the option to purchase additional ADSs). We raised approximately US$31.9 million in net proceeds (or will raise US$46.3 million if the underwriters exercise their option to purchase additional ADSs in full), after deducting underwriting discounts and commissions and before deducting the offering expenses payable by us. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders.

We believe that our existing cash and cash equivalents and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements, including liabilities related to our user loyalty programs, and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business condition or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Selected Consolidated Cash Flows Data:
Net cash provided by/(used in) operating activities	12,719	132,226	(434,765)	(63,234)
Net cash used in investing activities	(12,523)	(121,919)	(72,493)	(10,544)
Net cash provided by financing activities	—	272,121	2,298,044	334,237
Net increase in cash and cash equivalents	196	282,428	1,790,787	260,459
Effect of exchange rate changes on cash and cash equivalents	—	(4,239)	117,043	17,023
Cash and cash equivalents at beginning of the year	73	269	278,458	40,500
Cash and cash equivalents at the end of the year	269	278,458	2,186,288	317,982

Operating Activities

Net cash used in operating activities was RMB434.8 million (US$63.2 million) in 2018, primarily due to net loss of RMB1,945.8 million (US$283.0 million), adjusted for (i) share-based compensation of RMB951.6 million (US$138.4 million) and (ii) depreciation of RMB4.3 million (US$0.6 million) and (iii) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) a decrease in accrued liabilities related to user loyalty programs of RMB142.9 million (US$20.8 million) due to change in the threshold as to when registered users can redeem loyalty points to withdraw cash from his/her accounts and (ii) an increase in accounts receivables of RMB160.7 million (US$23.4 million), which was partially offset by (i) an increase in registered users’ loyalty payable of RMB235.7 million (US$34.3 million) due to our continued efforts to increase user acquisition and engagement and change in the threshold as to when registered users can redeem loyalty points to withdraw cash from his/her accounts, (ii) increase in advances from advertising customers of RMB113.1 million (US$16.4 million) due to an increase in advance payment by advertising customers for our advertising solution, (iii) an increase in accrued liabilities and other current liabilities of RMB354.0 million (US$51.5 million) and (iv) an increase in accounts payable of RMB115.9 million (US$16.9 million).

Net cash provided by operating activities was RMB132.2 million in 2017, primarily due to net loss of RMB94.8 million, adjusted for (i) share-based compensation of RMB3.4 million and (ii) depreciation of RMB0.3 million and (iii) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase in accrued liabilities related to user loyalty programs of RMB162.5 million due to our continued efforts to increase user acquisition and engagement, (ii) an increase in advances from advertising customers of RMB39.1 million due to an increase in advance payment by advertising customers for our advertising solution, (iii) an increase in registered users’ loyalty payable of RMB20.0 million, (iv) an increase in tax payable of RMB19.9 million and (v) an increase in accrued liabilities and other current liabilities of RMB19.3 million, which was partially offset by (i) an increase in accounts receivables of RMB32.1 million relating to the continued growth of our advertising services and (ii) an increase in prepayments and other current assets of RMB13.8 million.

Net cash provided by operating activities was RMB12.7 million in 2016, primarily due to net loss of RMB10.9 million, adjusted for (i) share-based compensation of RMB0.4 million and (ii) depreciation of RMB21 thousand and (iii) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase in accrued liabilities related to user loyalty programs of RMB24.5 million and (ii) an increase in accounts payable of RMB5.1 million, which was partially offset by (i) an increase in accounts receivables of RMB9.7 million and (ii) an increase in prepayment to a related party of RMB5.0 million.

Investing Activities

Net cash used in investing activities was RMB72.5 million (US$10.5 million) in 2018, which were primarily attributable to (i) purchase of short-term investments of RMB4,164.0 million (US$605.6 million), (ii) prepayment made related to the purchase of intangible assets of RMB72.1 million (US$10.5 million), (iii) cash paid for acquisition, net of cash acquired of RMB10.7 million (US$1.6 million) related to our acquisition of Shanghai Dianguan and (iv) purchase of property and equipment of RMB14.9 million (US$2.2 million)), which was partially offset by proceeds from maturity of short-term investments of RMB4,189.1 million (US$609.3 million.

Net cash used in investing activities was RMB121.9 million in 2017, which was primarily attributable to (i) purchase of short-term investments of RMB539.4 million in time deposits and money market funds and (ii) purchase of property and equipment and intangible assets of RMB4.5 million, which was partially offset by proceeds from maturity of short-term investments of RMB422.0 million.

Net cash used in investing activities was RMB12.5 million in 2016, which was primarily attributable to purchase of short-term investments of RMB45.3 million, which was partially offset by proceeds from maturity of short-term investments of RMB32.9 million.

Financing Activities

Net cash provided by financing activities was RMB2,298.0 million (US$334.2 million) in 2018, which was primarily attributable to proceeds from the issuance of Class A ordinary shares in connection with our initial public offering and issuance of Series B1, B2, B3 and C1 convertible redeemable preferable shares, net of issuance costs, partially offset by cash paid for initial public offering related costs.

Net cash provided by financing activities was RMB272.1 million in 2017, which was primarily attributable to proceeds from the issuance of Series A and Series A-1 convertible redeemable preferable shares, net of issuance costs.

We did not have any cash provided by or used in financing activities in 2016.

Effect of exchange rate changes on cash and cash equivalents

Effect of exchange rate changes on cash and cash equivalents was RMB117.0 million (US$17.0 million) in 2018, which was primarily attributable to the significant increase in cash and cash equivalents held in U.S. dollar as a result of issuance of Class A ordinary shares in connection with our initial public offering and issuance of Series B1, B2, B3 and C1 convertible redeemable preferred shares in 2018. Due to the depreciation of the value of the Renminbi against the U.S. dollar in 2018, the Renminbi equivalent amount of the U.S. dollar cash balance as of December 31, 2018 increased significantly.

Capital Expenditures

We made capital expenditures of RMB4.8 million and RMB85.9 million (US$12.5 million) in 2017 and 2018, respectively. Our capital expenditures were mainly used for purchases of property and equipment. The increase in capital expenditures from 2017 to 2018 was primarily due to acquisition of the right to operate an online audio/video content platform in November 2018. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Operating lease commitments	59,691	8,682	35,454	24,237	—	—
Content fee	31,909	4,641	31,909	—	—	—
Capital and other commitments	1,354	197	1,102	252	—	—
Total	92,955	13,520	68,465	24,489	—	—

Holding Company Structure

Qutoutiao Inc. is a holding company with no material operations of its own. We conduct our operations through our subsidiaries, consolidated VIEs and their subsidiaries in China. As a result, Qutoutiao Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our consolidated VIEs and their subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated VIEs and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development

We have focused on and will continue to invest in our technology system, including (i) enhancing our content recommendation engine, (ii) optimizing our advertising solution by improving our real-time predictive click-through rate model and offering superior user targeting, and (iii) enhancing our content management and delivery capabilities through increased adoption of artificial intelligence based technology and greater level of automation to achieve higher operational efficiency and scalability.

Our research and development expenses were RMB2.6 million, RMB15.3 million and RMB270.1 million (US$39.3 million) in 2016, 2017 and 2018, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table set forth our contractual obligations as of December 31, 2018:

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Operating lease commitments	59,691	8,682	35,454	24,237	—	—
Content fee	31,910	4,641	31,910	—	—	—
Capital and other commitments	1,354	197	1,102	252	—	—
Total	92,955	13,520	68,466	24,489	—	—

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of December 31, 2018.

Name	Age	Position/Title
Eric Siliang Tan	39	Co-founder and executive chairman
Lei Li	35	Co-founder, director and chief executive officer
Zhiliang Wang	35	Co-founder and chief technology officer
Sihui Chen	34	Co-founder and chief operating officer
Shaoqing Jiang	45	Director
Yongbo Dai	37	Director
James Jun Peng	44	Independent director
Feng Li	43	Independent director
Jianfei Dong	37	Director and co-president
Guanqiang Feng	30	Co-president
Jingbo Wang	37	Director and chief financial officer
Oliver Yucheng Chen	39	Director and chief strategy officer
Binjie Zhu	34	Vice president

Mr. Eric Siliang Tan is our co-founder and executive chairman of board of directors. Mr. Tan has more than 13 years of experience in the Internet industry and serial entrepreneurship experiences. Mr. Tan served as chief executive officer of AdIn Media (Shanghai) Co., Ltd. from 2013 to 2018, an advertising technology company he founded in 2013, which was acquired in 2015 by Wutong Holding Group Co., Ltd., a company listed on Shenzhen Stock Exchange. Prior to that, Mr. Tan was head of advertising solutions of Shanghai Shengyue Advertising Co., Ltd., a subsidiary of SNDA Interactive Entertainment Limited from 2010 to 2013, in charge of developing open Internet advertising platform. Previously, Mr. Tan served at Wealink.com, an Internet recruiting company, as chief technology officer from 2008 to 2009, and at 51.com, an online game company, as engineering manager in 2008. Mr. Tan worked at Yahoo! China, with his last position as senior engineer, from 2006 to 2008. Mr. Tan graduated from Tsinghua University with a bachelor of engineering degree in automation in 2002. Mr. Tan graduated from Chinese Academy of Sciences with master of engineering degree in artificial intelligence in 2006.

Mr. Lei Li is our co-founder, director and chief executive officer. Mr. Li has over eleven years of product experience in the Internet industry. Prior to co-founding our company, Mr. Li worked at Anhui Aoding Information Technology Co., Ltd., a subsidiary of AdIn Media (Shanghai) Co., Ltd., from 2013 to 2015, with his last position as director of product engineering. Prior to that, Mr. Li served as director of advertising solutions of Shanghai Shengyue Advertising Co., Ltd., a subsidiary of SNDA Interactive Entertainment Limited from 2010 to 2013. Previously, Mr. Li worked at 51.com, an online game company, from 2007 to 2010, with his last position as manager of research and development. Mr. Li graduated from Open University of China with an associate degree in law in 2014 and a bachelor degree in law in 2017.

Mr. Zhiliang Wang is our co-founder and chief technology officer. Prior to joining our company in March 2016, Mr. Wang had over ten years of experience in the Internet industry focusing on advertising and mobile applications. He worked at Baidu, Inc. as an engineering manager responsible for the mobile browser division from 2013 to 2015. Previously, Mr. Wang was a senior manager of programmatic advertising platform solutions at Shanghai Shengyue Advertising Co., Ltd., a subsidiary of SNDA Interactive Entertainment Limited from 2010 to 2013. Prior to that, Mr. Wang worked at PPLive, an online video company, as a research and development supervisor of online video from 2007 to 2010. Mr. Wang graduated from Southwestern University with a bachelor degree in information management and information systems in 2007.

Ms. Sihui Chen is our co-founder and chief operating officer. Prior to joining our company in January 2016, Ms. Chen worked at Shanghai Qingyuan Lvwang Co., Ltd., an Internet gaming company, as head of project management responsible for product development. Previously, Ms. Chen held several positions at SNDA Interactive Entertainment Limited, including executive assistant to the chief executive officer of literature division from 2012 to 2014, and corporate human resource business partner from 2007 to 2012. Ms. Chen graduated from Zhongnan University of Economics and Law with a bachelor degree in management and a bachelor degree in finance in 2007.

Mr. Shaoqing Jiang is an operational director of Chengwei Capital. Prior to joining Chengwei Capital, Mr. Jiang served at Renaissance Environmental Investment as a director from 2007 to 2012. Previously, Mr. Jiang worked at Walden International as an investment director and Cummings-Goldman Capital Partners as a vice president from 2006 to 2007. Prior to that, Mr. Jiang worked at Chengwei Ventures as an associate from 1999 to 2003. Mr. Jiang holds a bachelor degree in English from Fudan University and a master of business administration degree from Leonard Stern School of Business, New York University.

Mr. Yongbo Dai has served as our director since November 2018. Mr. Dai currently serves as general manager of Shenzhen Paladin Equity Investment Co., Ltd., director of Essence Fund Management Co., Ltd. and supervisor of China Securities Credit Investment Co., Ltd. Prior to that, Mr. Dai worked at Guangzhou Shunlu Engineering Advisory Co., Ltd. as a director and a general manager from June 2017 to June 2018. Previously, Mr. Dai served as an executive general manager in the investment banking division of Shenyin Wanguo Securities Co., Ltd. from January 2013 to March 2015. Mr. Dai holds a master’s degree in accounting from Shanghai University of Finance and Economics and a bachelor’s degree in accounting from University of Shanghai for Science and Technology.

Mr. James Jun Peng has served as our director since September 2018. Mr. Peng is the co-founder and CEO of Pony.ai Inc. Prior to co-founding Pony.ai Inc. in 2016, Mr. Peng served as a chief architect of the autonomous driving division, leading the overall strategy and development of Baidu’s autonomous vehicle from 2011 to 2016. Mr. Peng began his career as a software engineer at Google in 2005, specializing in backend and frontend advertising systems. Mr. Peng obtained a bachelor of civil engineering degree from Tsinghua University in 1996, a master of civil engineering degree from SUNY-Buffalo in 1998 and a doctor of philosophy degree from Stanford University in 2002.

Mr. Feng Li has served as our director since September 2018. Mr. Li has approximately 20 years of experience in business management and financial education. At the University of Michigan Stephen M. Ross School of Business, he was an Assistant Professor from July 2004 to July 2011 and the Harry Jones Associate Professor with tenure from July 2011 to June 2015. Since July 2015, Mr. Li has been a professor of accounting at Shanghai Advanced Institute of Finance of Shanghai Jiao Tong University, where he served as the Faculty Director of the Finance MBA Program and Deputy Dean for Non-Executive Programs. Mr. Li has also been an independent director and the audit committee financial expert for Sungy Mobile Limited, a company listed on the NASDAQ (NASDAQ: GOMO) and Yintech Investment Holdings Limited, a company listed on the NASDAQ (NASDAQ: YIN). Mr. Li is a member of the American Accounting Association and received the Distinguished Contribution to the Accounting Literature Award from the Association in 2018. Mr. Li graduated from Fudan University with a bachelor degree in economics in July 1996 and a master degree in economics in July 1998. He received his master degree in business administration from the University of Chicago in June 2004 and obtained a doctor of philosophy degree in accounting from the University of Chicago in June 2005.

Mr. Jianfei Dong is our director and co-president. Prior to joining our company in May 2018, Mr. Dong served as the co-chief operating officer of Inke, a mobile live streaming platform, from 2017 to 2018. Prior to that, he served as the director of technology and general manager of the mobile applications development department of Baidu from 2008 to 2017. Previously, Mr. Dong worked as a senior research and development engineer on Internet search engine at Kuxun, a travel services and search website, from 2007 to 2008. Mr. Dong graduated from Tsinghua University with a bachelor degree in control science and engineering in automation in 2005 and a master degree in control science and engineering in automation in 2007.

Mr. Guanqiang Feng is our co-president. Prior to joining our company in February 2018, he worked at a subsidiary of Reatch, an advertising technology company listed on the National Equities Exchange and Quotations in China, as the vice president of product from 2014 to 2017. Previously, Mr. Feng was a senior product manager of mobile advertising solutions at Baidu from 2012 to 2014. Mr. Feng graduated from Tongji University with a master degree in software engineering in 2013, and he graduated from Wuhan University with a bachelor degree in software engineering and economics in 2010.

Mr. Jingbo Wang is our director and chief financial officer. Prior to joining our company in February 2018, Mr. Wang served as the chief financial officer of Yintech Investment Holdings Limited since October 2014, a company listed on NASDAQ since April 2016. Prior to that, Mr. Wang worked at Deutsche Bank from 2009 to 2014, with his last position being vice president in the Corporate Finance Division. Mr. Wang graduated from Tsinghua University with a bachelor degree of engineering in automation in 2003. Mr. Wang graduated from the University of Hong Kong with a master of philosophy degree in computer science in 2005 and was awarded a doctor of philosophy degree in management studies from Saïd Business School, University of Oxford, in 2010.

Mr. Oliver Yucheng Chen is our director and chief strategy officer. Prior to joining our company in February 2018, Mr. Chen was a co-founding partner of Innotech Capitals from 2015 to 2018. Prior to that he was chief financial officer at AdIn Media (Shanghai) Co., Ltd. from 2014 to 2015, SNDA Interactive Entertainment Limited SDO division from 2012 to 2014 and Sohu.com video division from 2011 to 2012. Previously, Mr. Chen worked as Asia audit director of PepsiCo from 2009 to 2011. He also worked in the U.S. from 2001 to 2009 at KPMG and at Deloitte. Mr. Chen graduated from University of Michigan with a bachelor degree in economics and a master degree in accounting in 2001. He is a U.S. certified public accountant with inactive status.

Mr. Binjie Zhu is our vice president. Prior to joining our company in August 2017, Mr. Zhu was the president of VivaVideo, a leading global short video platform from 2016 to 2017. Prior to that, Mr. Zhu founded a financial technology start-up in 2015. Mr. Zhu worked at Deutsche Bank from 2010 to 2015, with his last position being vice president in the Technology, Media and Telecommunication Investment Banking Division. Mr. Zhu graduated from Tsinghua University with a bachelor degree in electronic engineering in 2007.

The business address for all of our executive officers and directors is 11/F, Block 3, XingChuang Technology Center, Shen Jiang Road 5005, Pudong New Area, Shanghai, 200120, People’s Republic of China.

B.	Compensation

Compensation

In 2018, we paid aggregate cash compensation of approximately RMB3.1 million (US$0.5 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and executive officers, see “— Equity Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, willful misconduct or gross negligence to our detriment, or serious breach of duty of loyalty to us. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and within two years after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach financial institutions, dealers or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Equity Incentive Plan

Equity Incentive Plan

In January 2019, our board of directors adopted a new equity incentive plan, or equity incentive plan, pursuant to which equity-based awards may be granted to eligible participants. The purpose of the equity incentive plan is to attract and retain the services of key personnel by providing additional incentive to promote the business of our company. The equity incentive plan replaced the 2017 equity incentive plan and 2018 equity incentive plan that we previously adopted in their entirety and assumed the awards previously granted under these two plans.

The equity incentive plan provides initially for an aggregate amount of no more than 12,464,141 Class A ordinary shares to be issued pursuant to equity-based awards granted under the plan. On March 5, 2019, the Company increased the aggregate number of Class A ordinary shares reserved for issuance pursuant to awards granted under the equity incentive plan by 3.5% of the total number of Class A ordinary shares and Class B ordinary shares outstanding as of December 31, 2018. On every January 1 thereafter for four years, the aggregate number of Class A ordinary shares reserved and available for issuance pursuant to awards granted under the equity incentive plan will be increased by 2.0% of the total number of Class A ordinary shares and Class B ordinary shares outstanding on December 31 of the preceding calendar year. Generally, if any award (or portion thereof) under the equity incentive plan terminates, expires, lapses, is canceled for any reason without being vested or exercised, or is settled in cash or other property, as applicable, the ordinary shares subject to such award will again be available for future grant.

As of the date of this annual report, equity-based awards with respect to 12,893,020 Class A ordinary shares have been granted under the equity incentive plan (including equity-based awards previously granted under the 2017 equity incentive plan and the 2018 equity incentive plan).

Administration

The equity incentive plan will be administered by our board of directors or any member(s) of the board of directors or officer(s) who have been delegated any authority pursuant to the equity incentive plan. The plan administrator is authorized to interpret the plan and to determine the provisions of each award including the number of shares covered, the type of award, the exercise price, if applicable, and the vesting schedule. In addition, the plan administrator may (i) select the recipients of awards, (ii) prescribe the forms of award agreements and amend any award agreement (subject to certain limitations), (iii) allow a participant to satisfy minimum tax withholding obligations by withholding shares to be issued pursuant to an award and (iv) make other decisions and determinations as provided in the equity incentive plan.

Types of Awards

The equity incentive plan permits awards of, among others, options, restricted shares and restricted share units.

Change in Control

In the event of a change in control, the plan administrator may, in its sole discretion, (i) adjust the number and kind of shares and prices subject to awards then held by a participant in the equity incentive plan to provide the assumption or substitution of any award or provide for the assumption, conversion or replacement of any option with other rights (including cash) or property (as the plan administrator selects or determines to be reasonable, equitable and appropriate) (ii) accelerate the vesting, in whole or in part, of any award, or (iii) purchase any award for an amount of cash or shares (in accordance with the terms of the equity incentive plan). In the event a successor or surviving company refuses to assume, convert or replace an award, then the outstanding awards shall fully vest. A “change of control” under the equity incentive plan is defined as (i) an amalgamation, arrangement, merger, consolidation or scheme of arrangement in which our company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which our company is incorporated or which following such transaction the holders of our company’s voting shares immediately prior to such transaction own more than fifty percent (50%) of the voting shares of the surviving entity; (ii) the sale, transfer or other disposition of all or substantially all of the assets of our company (other than to one of our subsidiaries); (iii) the completion of a voluntary or insolvent liquidation or dissolution of our company; (iv) any takeover, reverse takeover, scheme of arrangement, or series of related transactions culminating in a reverse takeover or scheme of arrangement (including, but not limited to, a tender offer followed by a takeover or reverse takeover) in which our company survives but (A) the shares of our company outstanding immediately prior to such transaction are converted or exchanged by virtue of the transaction into other property, whether in the form of shares, securities, cash or otherwise, or (B) the shares carrying more than 50% of the total combined voting power of our company’s then issued and outstanding shares are transferred to a person or persons different from those who held such shares immediately prior to such transaction culminating in such takeover, reverse takeover or scheme of arrangement, or (C) our company issues new voting shares in connection with any such transaction such that holders of the our company’s voting shares immediately prior to the transaction no longer hold more than 50% of the voting shares of our company after the transaction; or (v) the acquisition in a single or series of related transactions by any person or related group of persons (other than employees of our company, our subsidiaries or any other person in or of which our company or subsidiaries holds a substantial economic interest or possesses the power to direct or cause the direction of the management policies or entities established for the benefit of the employees of our company, our subsidiaries or any other person in or of which our company or subsidiaries holds a substantial economic interest or possesses the power to direct or cause the direction of the management policies) of (A) control of our board of directors or the ability to appoint a majority of the members of our board of directors, or (B) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of shares carrying more than 50% of the total combined voting power of the our company’s then issued and outstanding shares.

Term

Unless terminated earlier, the equity incentive plan will expire ten years from the date the equity incentive plan becomes effective. Awards made under the equity incentive plan on or prior to the date of its termination will continue in effect subject to the terms of the equity incentive plan and the applicable award agreement.

Vesting Schedule

In general, the plan administrator determines the vesting schedule of each award as evidenced by an award agreement. The plan administrator may accelerate the vesting of any award.

Amendment and Termination of Plan

Our board of directors, in its sole discretion, may at any time amend, alter or discontinue the equity incentive plan, subject to certain exceptions.

Granted Options (including options previously granted under our 2017 equity incentive plan and 2018 equity incentive plan)

Name	Position	Class A Ordinary Shares Underlying Options Awarded	Option Exercise Price	Grant Date	Option Expiration Date
Zhiliang Wang	Chief technology officer	2,372,965	US$0.0001	June 30, 2016	June 30, 2026
Sihui Chen	Chief operating officer	957,655	US$0.0001	June 30, 2016	June 30, 2026
Binjie Zhu	Vice president	*	US$0.0001	September 30, 2017	September 30, 2027
Jianfei Dong	Director and co-president	*	US$0.0001	June 30, 2018	June 30, 2028
Guanqiang Feng	Co-president	*	US$0.0001	February 28, 2018	February 28, 2028
Jingbo Wang	Director and chief financial officer	*	US$0.0001	February 28, 2018	February 28, 2028

*	Less than 1% of our outstanding shares

As of the date of this annual report, aside from grants of options, no other awards have been granted under our equity incentive plan.

Share Restriction Deeds

On January 3, 2018, entities respectively controlled by our co-founders Mr. Eric Siliang Tan and Mr. Lei Li entered into share restriction deeds with us, pursuant to which a total of 15,937,500 ordinary shares beneficially owned by such co-founders became restricted shares. 12,187,500 of such restricted shares are beneficially owned by Mr. Eric Siliang Tan and were to be vested in a period over 34 months. 3,750,000 of such restricted shares are beneficially owned by Mr. Lei Li and were to be vested in a period over 24 months. These share restriction deeds were terminated and all remaining restricted shares were vested upon the completion of our initial public offering. For accounting purposes, this transaction has been reflected retrospectively similar to a reverse stock split, with a grant of 15,937,500 restricted shares recognized in January 2018 at their then fair value of approximately US$128.1 million and unrecognized share-based compensation expenses of RMB649.7 million (US$95.0) million were recorded upon completion of our initial public offering.

Equity Incentive Trust

An equity incentive trust was established pursuant to a deed dated February 26, 2018 among us, The Core Trust Company Limited, as the trustee, and Qu World Limited, as a nominee. Through such trust, our ordinary shares underlying equity awards granted pursuant to our equity incentive plan may be provided to certain of recipients of such equity awards. As of the date hereof, Qu World Limited holds  8,126,500 Class A ordinary shares pursuant to our equity incentive plan. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee will transfer the ordinary shares underlying the relevant equity awards to such grant recipient.

The trust deed provides that the trustee shall not have any voting power in relation to the 8,126,500 Class A ordinary shares held by Qu World Limited.

C.	Board Practices

Our board of directors consists of nine directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Shaoqing Jiang, Mr. James Jun Peng and Mr. Feng Li. Mr. Feng Li is the chairperson of our audit committee. Mr. Feng Li satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. James Jun Peng and Mr. Feng Li satisfies the requirements for an “independent director” within the meaning of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Global Select Market and meets the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee will consist solely of independent directors within one year of our initial public offering.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting the independent auditor;
•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;
•

annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	setting clear hiring policies for employees and former employees of the independent auditors;
•	reviewing with the independent auditor any audit problems or difficulties and management’s response;
•	reviewing and, if material, approving all related party transactions on an ongoing basis;
•	reviewing and discussing the annual audited financial statements with management and the independent auditor;
•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;
•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;
•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;
•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;
•

timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
•	meeting separately, periodically, with management, internal auditors and the independent auditor; and
•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Mr. Shaoqing Jiang, Mr. James Jun Peng and Mr. Feng Li. Mr. James Jun Peng is the chairperson of our compensation committee. Each of Mr. James Jun Peng and Mr. Feng Li satisfies the requirements for an “independent director” within the meaning of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Global Select Market.

Our compensation committee is responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;
•	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;
•	reviewing and approving our senior officers’ employment agreements with us;
•	setting performance targets for our senior officers with respect to our incentive—compensation plan and equity-based compensation plans;
•

administering our equity-based compensation plans in accordance with the terms thereof; and such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Eric Siliang Tan, Mr. James Jun Peng and Mr. Feng Li. Mr. Eric Siliang Tan is the chairperson of our nominating and corporate governance committee. Each of Mr. James Jun Peng and Mr. Feng Li satisfies the requirements for an “independent director” within the meaning of Rule 5605 (a)(2) of the Listing Rules of the NASDAQ Global Select Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;
•	representing our company in contracts and deals;
•	appointing attorneys for our company;
•	select senior management;
•	providing employee benefits and pension;
•	managing our company’s finance and bank accounts;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our amended and restated memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Pursuant to the share purchase agreement dated August 27, 2018, The Paper will have the right to designate one director to our board of directors upon completion of The Paper’s subscription of the newly issued equity interests. Such transaction is subject to regulatory approvals from relevant PRC government authorities and we currently expect the transactions to close in the next 12 months.

D.	Employees

As of December 31, 2016, 2017 and 2018, we had a total of 41, 502, and 1,865 employees respectively. The following table sets forth the breakdown of our employees as of December 31, 2018 by function:

Function	Number of Employees	% of Total
Content management	691	37.1
Technology and product development	893	47.9
Sales, customer service and marketing	134	7.2
General administration	147	7.9
Total	1,865	100.0

Our employees are based in Shanghai, Beijing and Wuhu City in Anhui Province, respectively.

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and meritocracy. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional experienced and talented employees in areas such as content management and research and development as we expand our business.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. In addition, we purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of our employees. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.	Share Ownership

The following table sets forth information as of the date of this annual report with respect to the beneficial ownership of our Class A ordinary shares and Class B ordinary shares by:

•	each of our directors and executive officers;
•	each person known to us to own beneficially 5.0% or more of our ordinary shares; and

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

For the purpose of the table below that sets forth information as to the beneficial ownership of our ordinary shares, the total number of ordinary shares issued and outstanding as of the date of this annual report is 72,269,315, comprising 39,332,122 Class A ordinary shares and 32,937,193 Class B ordinary shares, which is based upon 39,332,122 Class A ordinary shares and 32,937,193 Class B ordinary shares issued and outstanding as of the date of this annual report on Form 20-F, but excludes (i) 1,480,123 Class A ordinary shares issuable to The Paper; (ii) 2,850,849 Class A ordinary shares issuable to Alibaba upon full conversion of the Convertible Loan and (iii) 2,635,204 Class A ordinary shares issuable upon the exercise of outstanding share options and 2,783,052 Class A ordinary shares reserved for future issuance under our equity incentive plan.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of total ordinary shares	Percentage of aggregate voting power**
Directors and Executive Officers:*
Eric Siliang Tan(1)	—	27,123,442	37.5%	75.2%
Lei Li(2)	—	5,813,751	8.0%	16.1%
Zhiliang Wang	—	—	—	—
Sihui Chen	—	—	—	—
Shaoqing Jiang	—	—	—	—
James Jun Peng	—	—	—	—
Feng Li	—	—	—	—
Jianfei Dong	—	—	—	—
Guanqiang Feng	—	—	—	—
Jingbo Wang	—	—	—	—
Oliver Yucheng Chen	—	—	—	—
Yongbo Dai	—	—	—	—
Binjie Zhu	—	—	—	—
Directors and Executive Officers as a Group	—	32,937,193	45.6%	91.3%
Principal Shareholders
Innotech Group Holdings Ltd.(1)	—	27,123,442	37.5%	75.2%
Qu World Limited(3)	8,126,500	—	11.2%	—
News List Ltd.(2)	—	5,813,751	8.0%	16.1%
Image Flag Investment (HK) Limited(4)	5,420,144	—	7.5%	1.5%

*	The business address for our directors and executive officers is 11/F, Block 3, XingChuang Technology Center, Shen Jiang Road 5005, Pudong New Area, Shanghai 200120, People’s Republic of China.
**

For each person and group included in this column, the percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters upon which the ordinary shares are entitled to vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten (10) votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)

Represents 27,123,442 Class B ordinary shares that are held by Innotech Group Holdings Ltd., a limited liability company established in the Cayman Islands. Innotech Group Holdings Ltd. is indirectly wholly owned by a trust of which Mr. Eric Siliang Tan and his family are beneficiaries. The registered address of Innotech Group Holdings Ltd. is P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands

(2)

Represents 5,813,751 ordinary shares that are held by News List Ltd., a limited liability company established in the British Virgin Islands. News List Ltd. is indirectly wholly owned by a trust of which Mr. Lei Li and his family are beneficiaries. The registered address of News List Ltd. is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

(3)

Represents 8,126,500 Class A ordinary shares held by Qu World Limited, a limited liability company established in the British Virgin Islands, as a nominee of our equity incentive trust. Qu World Limited is wholly owned by The Core Trust Company Limited, a trust company established in Hong Kong that acts as the trustee of our equity incentive trust. Registered address of Qu World Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The trust deed for our equity incentive trust provides that the trustee shall not have any voting power in relation to the 8,126,500 Class A ordinary shares held by Qu World Limited.

(4)

Represents 5,420,144 Class A ordinary shares held by Image Flag Investment (HK) Limited, a limited liability company incorporated in Hong Kong. Image Flag Investment (HK) Limited is wholly owned by Tencent, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange. The registered address of Image Flag Investment (HK) Limited is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of Tencent is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

The trustee of our equity incentive trust does not have any voting power in relation to the 8,126,500 Class A ordinary shares held by Qu World Limited. As such, 64,142,815 of the 72,269,315 Class A ordinary shares issued and outstanding as of the date of this annual report have voting power.

On August 27, 2018, we entered into various agreements with Shanghai Dongfang Newspaper Co., Ltd. and its subsidiaries, or collectively “The Paper” or “澎湃新闻”. The Paper is a leading online news service in China known for its original, authoritative and high-quality content. The Paper is a subsidiary of Shanghai United Media Group, which was established on October 28, 2013 through the merger of Shanghai’s two largest newspaper groups and is a wholly state-owned enterprise under the supervision of the Shanghai State-Owned Assets Supervision and Administration Commission.

Pursuant to a share purchase agreement, we agreed to issue 1,480,123 Class A ordinary shares to The Paper for the consideration of US$55,102,061. The consideration will be satisfied by a combination of cash and certain business and strategic cooperation between The Paper and us. The share purchase agreement also provides that The Paper will have the right to designate one director to our board of directors. In connection with the share purchase agreement, we entered into a strategic cooperation framework agreement with The Paper on the same date, pursuant to which the parties agree to cooperate in various areas of online news and content business, including content sourcing and management, marketing, traffic, data and technology. In addition, Shanghai Jifen, our consolidated VIE, has agreed to issue equity interests representing 1% of its enlarged share capital to The Paper at a nominal price. Following the equity issuance, The Paper will assist Shanghai Jifen to enhance the quality and compliance of content on its platforms such as Qutoutiao.

The transactions with The Paper are subject to regulatory approvals from relevant PRC government authorities and we currently expect the transactions to close in the next 12 months. Upon the issuance of the Class A ordinary shares, The Paper will own approximately 2.01% of our total issued and outstanding share capital as of the date of this annual report.

We believe the investment from, and our cooperation with, The Paper will improve the overall quality of content on our platform, enhance our content compliance and strengthen our brand image. We believe that in an environment where compliance becomes increasingly important, this will bring important competitive advantages for us.

In April 2019, we completed a follow-on public offering of an aggregate of 10,000,000 ADSs (or 11,500,000 ADSs if the underwriters exercise in full the option to purchase additional ADSs), comprising 3,327,868 ADSs issued and sold by us and 6,672,132 ADSs sold by certain selling shareholders (or 4,827,868 ADSs issued and sold by us and 6,672,132 ADSs sold by certain selling shareholders if the underwriters exercise in full the option to purchase additional ADSs), representing an aggregate of 2,500,000 Class A ordinary shares (or 2,875,000 Class A ordinary shares if the underwriters exercise in full the option to purchase additional ADSs). We raised approximately US$31.9 million in net proceeds (or will raise US$46.3 million if the underwriters exercise their option to purchase additional ADSs in full), after deducting underwriting discounts and commissions and before deducting the offering expenses payable by us. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders.

As of the date of this annual report, none of our outstanding ordinary shares is held by record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Transactions with Companies Controlled by or Affiliated with Mr. Tan

In 2016, we paid RMB5.0 million (US$0.8 million) to Youxuan Information Technology (Shanghai) Co., Ltd., a company controlled by Mr. Eric Siliang Tan, our co-founder and executive chairman, to cooperate on a potential business project. Such project was subsequently canceled and the entire amount was refunded back to us in 2017.

We paid Shanghai Yinnuo Management Consulting Co., Ltd., or Yinnuo Management, a company controlled by Mr. Eric Siliang Tan, service fees in the amount of RMB3.0 million and RMB16.8 million in 2016 and 2017, respectively. Such service fees relate to costs charged by Yinnuo Management to provide us with financial accounting support, office space and certain other administrative support. Amounts due to Yinnuo Management in connection with these service fees as of December 31, 2016 was RMB3.0 million. No amount was due to Yinnuo Management in connection with these service fees as of December 31, 2017. We have since developed all relevant functions internally and leased office space for our operations that were previously provided by Yinnuo Management and we currently do not expect to pay service fees to Yinnuo Management for such functions or office space in the future.

We received RMB29.6 million (US$4.3 million) in service fees from AdIn Media (Shanghai) Co., Ltd., or AdIn Media, a company in which Mr. Eric Siliang Tan indirectly owns a minority interest and in which he is a key management personnel, in 2018. Such fees related to agent and platform service provided to AdIn Media by facilitating advertising customers to display advertisements with AdIn Media. We also received fees in the amount of RMB4.5 million (US$0.6 million) for providing advertising services to AdIn Media in 2018. As of December 31, 2018, Mr. Tan was no longer a key management personnel of AdIn Media, and thus AdIn Media ceased to be our related party.

Transaction with Tencent

We entered into a cooperation agreement with an affiliate of Tencent in March 2018 to promote our mobile application and such agreement required us to prepay a total service fee of RMB31.5 million (US$4.8 million). In 2018, we paid RMB15.8 million (US$2.3 million) in such service fee.

In 2018, we paid an affiliate of Tencent RMB13.9 million (US$2.0 million) for cloud computing services and short messaging services. We also received fees in the amount of RMB12.9 million (US$1.9 million) for providing advertising services to an affiliate of Tencent in 2018.

Upon completion of our initial public offering in September 2018, the right of Tencent to nominate one director to our board of directors was terminated and Tencent only has 1.5% voting power of our company. Therefore, Tencent ceased to be our related party after the completion of our initial public offering.

Contractual Arrangements with Our Consolidated VIEs and Their Respective Shareholders

PRC laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct our operations mainly through our consolidated VIEs and their subsidiaries. We effectively control the consolidated VIEs through a series of contractual arrangements with the consolidated VIEs, their respective shareholders and our WFOEs. As a result, we operate our relevant business through contractual arrangements among Shanghai Quyun and Shanghai Zhicao, our wholly-owned PRC subsidiaries, Shanghai Jifen, Big Rhinoceros Horn and Beijing Chirun, our consolidated VIEs, and their respective shareholders. For a description of these contractual arrangements, see “Item 4. — Information on the Company — D. Organizational Structure — Contractual Arrangements among Our WFOEs, Our Consolidated VIEs and Their Respective Shareholders.”

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to pay any dividends on our Class A ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any other future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, ADS holders will receive payment to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities other than Equity Securities — D. American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

B.	Significant Changes

We have not experienced any other significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING
A.	Offering and Listing Details

Our ADSs, every four representing one of our Class A ordinary share, have been listed on the NASDAQ Global Select Market since September 14, 2018 under the symbol “QTT.”

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, every four representing one of our Class A ordinary share, have been listed on the NASDAQ Global Select Market since September 14, 2018 under the symbol “QTT.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our sixth amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018. Our shareholders adopted our sixth amended and restated memorandum and articles of association by a special resolution passed on September 4, 2018, and effective immediately prior to the completion of our initial public offering of ADSs representing its Class A ordinary shares.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview— Regulations — Regulations on Foreign Exchange.”

E.	Taxation

The following is a general summary of certain Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to an investment in our ADSs and Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and Class A ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs and Class A ordinary shares. Stamp duties may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and
(2)	that no tax be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by the Company:
(a)	on or in respect of the shares, debentures or other obligations of the Company; or
(b)	by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law (2011 Revision).

The undertaking for us is for a period of twenty years from November 29, 2016.

People’s Republic of China Taxation

In February 2017, the National People’s Congress of China enacted the modified Enterprise Income Tax Law, which became effective on February 24, 2017. The modified Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. Furthermore, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Certain United States Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the ownership and disposition of our ADSs and Class A ordinary shares as of the date hereof. This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;
•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;
•	a financial institution;
•	a regulated investment company;
•	a real estate investment trust;
•	an insurance company;
•	a tax-exempt organization;
•	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
•	a trader in securities that has elected the mark-to-market method of accounting for your securities;
•	a person liable for alternative minimum tax;
•	a person who owns or is deemed to own 10% or more of our stock by vote or value;
•	a partnership or other pass-through entity for United States federal income tax purposes;
•

a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or Class A ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership and disposition of our ADSs or Class A ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits in or withdrawals from our ADS facility as such will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect potential PRC withholding taxes, as discussed above under “— People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the NASDAQ Global Select Market, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation. See “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation.” Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year (see “— Passive Foreign Investment Company” below).

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or
•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), and cash is treated as an asset that produces passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have calculated the value of our goodwill by taking into account the market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares, provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs since the ADSs are listed on the NASDAQ Global Select Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only the ADSs and not the Class A ordinary shares are listed on the NASDAQ Global Select Market. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if you make a mark-to market election with respect to our ADSs, you may continue to be subject to the general PFIC rules with respect to your indirect interest in any of our non-United States subsidiaries that is classified as a PFIC (as discussed below).

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “— Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may be able to elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

Information Reporting and Backup Withholding

You may be required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including our ADSs or Class A ordinary shares, subject to certain asset value thresholds and subject to certain exceptions (including an exception for shares held in a custodial account maintained with a United States financial institution). You may also be subject to penalties if you are required to submit information to the Internal Revenue Service and fail to do so.

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You also can request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site. Our filings are also available on our website at http://www.qutoutiao.net.  The information on our website, however, is not, and should not be deemed to be a part of this annual report.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company and our Hong Kong subsidiary is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the consolidated VIEs and their subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. We do not have a foreign currency translation adjustment, net, in 2016 but recorded a gain in foreign currency translation adjustment, net, of RMB25 thousand in 2017 and a loss in foreign currency translation adjustment, net of RMB16.5 thousand (US$2.4 thousand) in 2018.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

We may invest the net proceeds we receive from our initial public offering and the follow-on public offering completed in April 2019 in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, December 2017 and December 2018 were increases of 1.6%, 1.9% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities

Not Applicable

B.	Warrants and Rights

Not Applicable

C.	Other Securities

Not Applicable

D.	American Depositary Shares

Depositary Fees and Charges

Under the terms of the deposit agreement for our ADSs, an ADS holder will be required to pay the following service fees to the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of ADSs):

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payments by Depositary

As of December 31, 2018, we received US$1.89 million from The Bank of New York Mellon, the depositary bank for our ADR program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-226913) in relation to our initial public offering, which was declared effective by the SEC on September 13, 2018. In September 2018, we completed our initial public offering in which we issued and sold an aggregate of 13,800,000 ADSs (including 1,800,000 ADSs sold upon the full exercise of the underwriters’ option to purchase additional ADSs), representing 3,450,000 shares, at a price of US$7.00 per ADS for a total offering size of approximately US$96.6 million. The net proceeds raised from the initial public offering were RMB587.9 million (US$85.8 million) after deducting underwriting commissions and the offering expenses payable by us.

As of December 31, 2018, we had used approximately US$33.42 million of the net proceeds from our initial public offering for expanding and enhancing our content offerings, product development and technology infrastructure, and general corporate purposes, including marketing and promotion of our products and branding and user acquisition. We intend to use the proceeds from our initial public offering in the manner as disclosed in our registration statement on Form F-1, as amended (File No. 333-226913).

We filed another registration statement on Form F-1 (File No. 333-230624), as amended, which was declared effective by the SEC on April 2, 2019, and the related registration statement on Form F-1 (File No. 333-230697) pursuant to Rule 462(b) of the rules and regulations promulgated under the Securities Act in relation to the offer and sale of an aggregate of 10,000,000 ADSs (or 11,500,000 ADSs if the underwriters exercise in full the option to purchase additional ADSs), comprising 3,327,868 ADSs issued and sold by us and 6,672,132 ADSs sold by certain selling shareholders (or 4,827,868 ADSs issued and sold by us and 6,672,132 ADSs sold by certain selling shareholders if the underwriters exercise in full the option to purchase additional ADSs), representing an aggregate of 2,500,000 Class A ordinary shares (or 2,875,000 Class A ordinary shares if the underwriters exercise in full the option to purchase additional ADSs).The net proceeds raised from the follow-on public offering were US$31.9 million (or will be US$46.3 million if the underwriters exercise their option to purchase additional ADSs in full), after deducting underwriting discounts and commissions and before deducting the offering expenses payable by us. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders. We intend to use the proceeds we raised from the follow-on public offering general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal accounting officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2018. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that, due to the outstanding material weakness described below, our disclosure controls and procedures were not effective. We started to undertake steps to remediate the material weakness in our disclosure controls and procedures as set forth below under “Internal Control Over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control Over Financial Reporting

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting as of December 31, 2018. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control weaknesses may have been identified.

To remedy our identified material weakness subsequent to December 31, 2017, we started to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented in the limited time that elapsed since our initial public offering and we concluded that the material weakness and deficiencies in our internal control over financial reporting have not been remediated as of December 31, 2018.

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Feng Li, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the SEC on August 17, 2018. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent public accountant for the years indicated. We did not pay any other fees to our auditors during the years indicated below.

	For the Year Ended December 31,
	2017	2018
	(In thousands of US dollars)
Audit Fees(1)	—	1,963
Tax Fees (2)	—	114
All Other Fees	—	—
Total	—	2,077

(1)

“Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements and fees for assurance services rendered in connection with our initial public offering in 2018.

(2)	“Tax fees” represents the aggregate fees for professional services rendered by our principal auditors for tax compliance.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit services, audit-related services and other services as described above. All of the services of PricewaterhouseCoopers Zhong Tian LLP for 2018 and 2017 described above were in accordance with the audit committee pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, every four representing one ordinary share, are listed on the NASDAQ Global Select Market. The NASDAQ Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Select Market corporate governance listing standards.

For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Qutoutiao Inc., its subsidiaries and its variable interest entities are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

2.1

Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (1) to the registration statement on Form F-6 (File No. 333-227181), as amended, filed with the Securities and Exchange Commission on September 4, 2018)

2.2

Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

2.3

Form of Deposit Agreement among the Registrant and The Bank of New York Mellon, as depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (1) to the registration statement on Form F-6 (File No. 333-227181), as amended, filed with the Securities and Exchange Commission on September 4, 2018)

4.1

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.2

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.3

Equity Interest Pledge Agreement by and among Shanghai Quyun Internet Technology Co., Ltd. (“Shanghai Quyun”), Shanghai Jifen Culture Communications Co., Ltd. (“Shanghai Jifen”) and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.4

Voting Rights Proxy Agreement by and among Shanghai Quyun, Shanghai Jifen and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

Exhibit Number	Description of Document

4.5

Exclusive Technology and Consulting Service Agreement by and between Shanghai Quyun and Shanghai Jifen (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.6

Exclusive Option Agreement by and among Shanghai Quyun, Shanghai Jifen and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.7

Loan Agreement by and among Shanghai Quyun and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.8

Qutoutiao Inc. Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (Registration No. 333-229673), filed with the Securities and Exchange Commission on February 14, 2019)

4.9

Series B1 Preferred Share Purchase Agreement, dated March 4, 2018, by and among Image Flag Investment (HK) Limited, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.10

Series B2 Preferred Share Purchase Agreement, dated March 8, 2018, by and among several investors, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.11

Trust Deed dated February 26, 2018 among the Registrant, The Core Trust Company Limited, as trustee, and Qu World Limited, as nominee (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.12

Baidu Alliance Membership Registration Agreement (English Translation) (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.13

Series B3 Preferred Share Purchase Agreement, dated April 19, 2018, by and among several investors, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.14

Series C1 Preferred Share Purchase Agreement, dated August 17, 2018, by and among Shimmering Investment (BVI) Ltd., the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.15

Series C1 Preferred Share Purchase Agreement, dated August 17, 2018, by and among CG Partners Opportunity Fund SP, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

Exhibit Number	Description of Document

4.16

Supplementary Agreement to Series C1 Preferred Share Purchase Agreement, dated September 4, 2018, by and among Shimmering Horizon L.P., the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.17

Series C2 Preferred Share Purchase Agreement, dated August 27, 2018, by and among Shanghai Pengpai Online Network Technology Co., Ltd., the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.18

Strategic Cooperation Framework Agreement, dated August 27, 2018, by and between Shanghai Dongfang Newspaper Co., Ltd. and Shanghai Jifen (English Translation) (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.19

Supplementary Agreement to Series C1 Preferred Share Purchase Agreement, dated September 11, 2018, by and among CG Partners Opportunity Fund SP, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.20

Equity Interest Pledge Agreement by and among Shanghai Zhicao Information Technology Co., Ltd. (“Shanghai Zhicao”), Shanghai Big Rhinoceros Horn Information Technology, Co., Ltd (“Big Rhinoceros Horn”) and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.21

Voting Rights Proxy Agreement by and among Shanghai Zhicao, Big Rhinoceros Horn and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.22

Exclusive Technology and Consulting Service Agreement by and between Shanghai Zhicao and Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.26

Exclusive Option Agreement by and among Shanghai Zhicao, Big Rhinoceros Horn and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.27

Loan Agreement by and among Shanghai Zhicao and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.28

Convertible Loan Agreement, dated March 28, 2019, by and between the Registrant and Alibaba Investment Limited (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

Exhibit Number	Description of Document
8.1

List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

15.2*	Consent of King & Wood Mallesons

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUTOUTIAO INC.

By	/s/ Eric Siliang Tan
Name:	Eric Siliang Tan
Title:	Executive Chairman

Date: April 11, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Qutoutiao Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qutoutiao Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 13, 2019

We have served as the Company’s auditor since 2017.

QUTOUTIAO INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2017 and 2018

(RMB, except share data and per share data, or otherwise noted)

	Note	As of December 31, 2017	As of December 31, 2018
		RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	5	278,458,413	2,186,288,246	317,982,437
Short-term investments	2(h)	129,770,000	115,436,080	16,789,481
Accounts receivable, net	6	43,250,595	203,984,074	29,668,253
Prepayments and other current assets	7	14,728,734	120,365,506	17,506,437
Total current assets		466,207,742	2,626,073,906	381,946,608
Non-current assets:
Property and equipment, net	8	4,614,062	13,929,542	2,025,968
Intangible assets	9	—	94,527,598	13,748,469
Goodwill	3	—	7,268,330	1,057,135
Other non-current assets	7	5,758,946	10,672,141	1,552,198
Total non-current assets		10,373,008	126,397,611	18,383,770
Total assets		476,580,750	2,752,471,517	400,330,378
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/ EQUITY

Current liabilities (including current liabilities of the consolidated variable interest entity(“VIEs”)

   and its  subsidiaries without recourse to the Company amounting to RMB308,096,070 and

   RMB1,652,254,389, as of December 31, 2017 and December 31, 2018, respectively):

Accounts payable (including accounts payable of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB14,992,741 and RMB 73,087,671 as of December 31, 2017 and December 31, 2018, respectively)		14,992,741	131,249,219	19,089,407
Registered users’ loyalty payable (including registered users’ loyalty payable of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB20,977,138 and RMB249,881,449 as of December 31, 2017 and December 31, 2018, respectively)	2(s)	20,977,138	256,661,934	37,329,930
Advance from advertising customers (including advance from advertising customers of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB39,864,599 and RMB1,360,017 as of December 31, 2017 and December 31, 2018, respectively)		39,864,599	155,099,317	22,558,260
Salary and welfare payable (including salary and welfare payable of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB5,642,884 and RMB41,665,582 as of December 31, 2017 and December 31, 2018, respectively)		5,642,884	43,422,202	6,315,497
Tax payable (including tax payable of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB21,343,600 and RMB100,757,561 as of December 31, 2017 and December 31, 2018, respectively)	10	21,343,600	101,286,721	14,731,543
Accrued liabilities related to users’ loyalty programs (including Accrued liabilities related to users’ loyalty program of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB187,003,469 and RMB44,133,812 as of December 31, 2017 and December 31, 2018, respectively)	2(s)	187,003,469	44,133,812	6,418,997
Accrued liabilities and other current liabilities (including Accrued liabilities and other current liabilities of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB18,271,639 and RMB360,711,336 as of December 31, 2017 and December 31, 2018, respectively)	11	21,421,639	379,130,559	55,142,253
Total current liabilities		311,246,070	1,110,983,764	161,585,887
Non-current liabilities:
Other non-current liabilities	11	—	9,686,219	1,408,802
Deferred tax liabilities	16	—	23,631,899	3,437,117
Non-current liabilities		—	33,318,118	4,845,919
Total liabilities		311,246,070	1,144,301,882	166,431,806
Commitments and contingencies	20
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 4,945,055 shares authorized, issued and outstanding as of December 31, 2017; nil issued and outstanding as of December 31, 2018)	12	210,478,110	—	—
Series A1 convertible redeemable preferred shares (US$0.0001 par value; 1,373,626 shares authorized, issued and outstanding as of December 31, 2017; nil issued and outstanding as of December 31, 2018)	12	63,416,581	—	—
Redeemable non-controlling interests	17	—	96,936,855	14,098,880
Total mezzanine equity		273,894,691	96,936,855	14,098,880
Shareholders’ equity (deficit):
Class A ordinary shares (US$0.0001 par value, 43,681,319 and 50,000,000 shares authorized as of December 31, 2017 and 2018; 15,751,558 shares and 37,022,806 issued as of December 31, 2017 and 2018, 5,751,558 shares and 27,522,806 shares outstanding as of December 31, 2017 and 2018)	13	3,758	16,292	2,370
Class B ordinary shares (US$0.0001 par value; 34,248,442 shares authorized as of December 31, 2017 and 2018; 18,310,942 shares and 34,248,442 shares issued and outstanding as of December 31, 2017 and 2018)	13	11,965	25,255	3,673
Additional paid-in capital		8,856,316	3,684,130,058	535,834,493
Treasury stock (US$0.0001 par value; 10,000,000 and 9,500,000 shares as of December 31, 2017 and December 31, 2018, respectively)		—	—	—
Accumulated other comprehensive income/(loss)		24,651	(16,428,875)	(2,389,481)
Accumulated deficit		(117,456,701)	(2,153,235,425)	(313,175,103)
Total Qutoutiao Inc. shareholders’ equity (deficit)		(108,560,011)	1,514,507,305	220,275,952
Non-controlling interests	17	—	(3,274,525)	(476,260)
Total shareholders’ equity (deficit)		(108,560,011)	1,511,232,780	219,799,692
Total liabilities, mezzanine equity and shareholders’ equity (deficit)		476,580,750	2,752,471,517	400,330,378

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2016, 2017 and 2018

(RMB, except share data and per share data, or otherwise noted)

		Year ended December 31,
	Note	2016	2017	2018
		RMB	RMB	RMB	US$(Note 2(e))
Advertising and marketing revenue		57,880,338	512,882,481	2,796,810,549	406,779,223
Advertising and marketing revenue- related parties	18	—	—	17,447,475	2,537,630
Other revenue		73,974	4,170,469	178,290,618	25,931,295
Other revenue-related parties	18	—	—	29,597,143	4,304,726
Net revenues		57,954,312	517,052,950	3,022,145,785	439,552,874
Cost of revenues		(7,058,321)	(75,996,476)	(497,592,461)	(72,371,822)
Cost of revenues-related parties	18	(120,000)	(484,019)	(6,020,268)	(875,612)
Gross profit		50,775,991	440,572,455	2,518,533,056	366,305,440
Operating expenses:
Research and development expenses		(2,460,972)	(15,096,815)	(270,107,740)	(39,285,541)
Research and development expenses-related parties	18	(166,000)	(220,189)	—	—
Sales and marketing expenses		(54,558,811)	(493,775,027)	(3,226,367,334)	(469,255,666)
Sales and marketing expenses-related parties	18	(74,000)	(950,185)	(23,670,772)	(3,442,772)
General and administrative expenses		(1,763,219)	(10,812,869)	(980,725,286)	(142,640,577)
General and administrative expenses-related parties	18	(2,664,000)	(15,133,767)	—	—
Total operating expenses		(61,687,002)	(535,988,852)	(4,500,871,132)	(654,624,556)
Other gains	11	—	—	724,892	105,432
Loss from operations		(10,911,011)	(95,416,397)	(1,981,613,184)	(288,213,684)
Interest income		50,840	673,858	31,301,616	4,552,631
Foreign exchange related gains, net		—	—	4,133,996	601,265
Others, net		(2,208)	(17,150)	(69,181)	(10,062)
Loss before income taxes		(10,862,379)	(94,759,689)	(1,946,246,753)	(283,069,850)
Income tax benefit	16	—	—	400,541	58,256
Net loss		(10,862,379)	(94,759,689)	(1,945,846,212)	(283,011,594)
Net loss attributable to non-controlling interests		—	—	3,274,525	476,260
Net loss attributable to Qutoutiao Inc.		(10,862,379)	(94,759,689)	(1,942,571,687)	(282,535,334)
Accretion to convertible redeemable preferred shares redemption value		—	(6,012,783)	(101,806,743)	(14,807,177)
Accretion to redemption value of Series A convertible redeemable preferred shares interests of a subsidiary	17	—	—	(978,201)	(142,273)
Gains on repurchase of convertible redeemable preferred shares	12	—	—	18,332,152	2,666,301
Deemed dividend to preferred shareholders	12	—	—	(1,916,871)	(278,797)
Net loss attributable to Qutoutiao Inc.’s ordinary shareholders		(10,862,379)	(100,772,472)	(2,028,941,350)	(295,097,280)
Net loss		(10,862,379)	(94,759,689)	(1,945,846,212)	(283,011,594)
Other comprehensive loss/(income)
Foreign currency translation adjustment, net of nil tax		—	24,651	(16,453,526)	(2,393,066)
Total comprehensive loss		(10,862,379)	(94,735,038)	(1,962,299,738)	(285,404,660)
Comprehensive loss attributable to non-controlling interests		—	—	3,274,525	476,260
Comprehensive loss attributable to Qutoutiao Inc.		(10,862,379)	(94,735,038)	(1,959,025,213)	(284,928,400)
Net loss per share
— Basic and diluted	19	(0.45)	(4.19)	(57.97)	(8.43)
Weighted average number of ordinary shares used in per share calculation:
— Basic and Diluted	19	24,062,500	24,062,500	35,000,472	35,000,472

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2016, 2017 and 2018

(RMB, except share data and per share data, or otherwise noted)

	Outstanding ordinary shares			Treasury stocks		Accumulated
	Number of Shares	Amount	Additional paid-in capital	Number of Shares	Amount	other comprehensive income	Accumulated deficit	Statutory reserves	Non-controlling interests	Total shareholders’ deficit
Balance as of January 1, 2016	24,062,500	15,723	84,277	10,000,000	—	—	(822,404)	—	—	(722,404)
Share-based compensation expense (Note 14)	—	—	393,766	—	—	—	—	—	—	393,766
Distribution to the founder (Note 14)	—	—	640,765	—	—	—	(640,765)	—	—	—
Net loss for the year	—	—	—	—	—	—	(10,862,379)	—	—	(10,862,379)
Balance as of December 31, 2016	24,062,500	15,723	1,118,808	10,000,000	—	—	(12,325,548)	—	—	(11,191,017)
Share-based compensation expense (Note 14)	—	—	3,378,827	—	—	—	—	—	—	3,378,827
Distribution to the founder (Note 14)	—	—	4,358,681	—	—	—	(4,358,681)	—	—	—
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(5,213,802)	—	—	(5,213,802)
Accretion on Series A1 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(798,981)	—	—	(798,981)
Net loss for the year	—	—	—	—	—	—	(94,759,689)	—	—	(94,759,689)
Foreign currency translation	—	—	—	—	—	24,651	—	—	—	24,651
Balance as of December 31, 2017	24,062,500	15,723	8,856,316	10,000,000	—	24,651	(117,456,701)	—	—	(108,560,011)

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2016, 2017 and 2018

(RMB, except share data and per share data, or otherwise noted)

	Outstanding ordinary shares			Treasury stocks		Accumulated
	Number of Shares	Amount	Additional paid-in capital	Number of Shares	Amount	other comprehensive income/(loss)	Accumulated deficit	Statutory reserves	Non-controlling interests	Total shareholders’ deficit
Balance as of January 1, 2018	24,062,500	15,723	8,856,316	10,000,000	—	24,651	(117,456,701)	—	—	(108,560,011)
Share-based compensation expense (Note 14)	—	—	951,626,250	—	—	—	—	—	—	951,626,250
Distribution to the founder (Note 14)	—	—	6,837,374	—	—	—	(6,837,374)	—	—	—
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(15,718,213)	—	—	(15,718,213)
Accretion on Series A1 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(4,840,875)	—	—	(4,840,875)
Accretion on Series B1 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(37,001,459)	—	—	(37,001,459)
Accretion on Series B2 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(31,800,587)	—	—	(31,800,587)
Accretion on Series B3 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(12,312,158)	—	—	(12,312,158)
Accretion on Series C1 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(133,451)	—	—	(133,451)
Accretion on Series A convertible redeemable preferred shares of a subsidiary	—	—	—	—	—	—	(978,201)	—	—	(978,201)
Deemed dividend to preferred shareholders (Note 12)	—	—	1,916,871	—	—	—	(1,916,871)	—	—	—
Conversion of series A, A1, B1, B2, B3, C1 preferred shares to ordinary shares	17,821,248	12,217	2,123,975,054	—	—	—	—	—	—	2,123,987,271
Vesting of restricted shares to founders	15,937,500	10,926	(10,926)	—	—	—	—	—	—	—
Gains on repurchase of convertible redeemable preferred shares	—	—	—	—	—	—	18,332,152	—	—	18,332,152
Issuance of ordinary shares upon Initial Public Offering (“IPO”) and over-allotment option, net of cost of issuance	3,450,000	2,364	590,929,119	—	—	—	—	—	—	590,931,483
Exercise of share options	500,000	317	—	(500,000)	—	—	—	—	—	317
Net loss	—	—	—	—	—	—	(1,942,571,687)	—	(3,274,525)	(1,945,846,212)
Foreign currency translation	—	—	—	—	—	(16,453,526)	—	—	—	(16,453,526)
Balance as of December 31, 2018	61,771,248	41,547	3,684,130,058	9,500,000	—	(16,428,875)	(2,153,235,425)	—	(3,274,525)	1,511,232,780

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2016, 2017 and 2018

(RMB, except share data and per share data, or otherwise noted)

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$(Note 2(e))
Cash flows from operating activities
Net loss	(10,862,379)	(94,759,689)	(1,945,846,212)	(283,011,594)
Adjustments for:
Depreciation of property and equipment	21,360	330,238	4,291,284	624,141
Amortization of intangible assets	—	—	1,602,163	233,025
Deferred tax benefit	—	—	(400,541)	(58,256)
Share-based compensation	393,766	3,378,827	951,626,250	138,408,298
Changes in assets and liabilities, net of impact of acquisition:
Accounts receivable	(9,654,384)	(32,099,995)	(160,733,479)	(23,377,715)
Amount due from related parties	(5,000,000)	5,000,000	—	—
Prepayments and other current assets	10,445	(13,759,902)	(74,365,824)	(10,816,061)
Other non-current assets	—	(5,758,946)	(3,388,147)	(492,786)
Accounts payable	5,077,380	7,050,837	115,892,236	16,855,827
Amount due to related parties	3,024,000	(3,024,000)	—	—
Registered users’ loyalty payable	1,023,230	19,953,908	235,684,796	34,278,932
Salary and welfare payable	556,782	5,086,102	36,964,404	5,376,250
Tax payable	3,439,291	19,901,230	70,010,545	10,182,611
Accrued liabilities related to users’ loyalty programs	24,508,556	162,494,913	(142,869,657)	(20,779,530)
Accrued liabilities and other current liabilities	(547,761)	19,297,288	353,985,756	51,485,093
Advances from advertising customers	729,004	39,135,595	113,095,683	16,449,085
Non-current liabilities	—	—	9,686,219	1,408,803
Net cash provided by/(used in) operating activities	12,719,290	132,226,406	(434,764,524)	(63,233,877)
Cash flows from investing activities:
Purchase of short-term investments	(45,250,000)	(539,360,549)	(4,164,032,230)	(605,633,369)
Proceeds from maturity of short-term investments	32,880,000	421,985,200	4,189,115,780	609,281,620
Purchase of intangible assets	—	—	(72,097,321)	(10,486,120)
Cash paid for acquisitions, net of cash acquired	—	—	(10,729,825)	(1,560,588)
Purchase of property and equipment	(153,274)	(4,543,180)	(14,924,590)	(2,170,692)
Proceeds from disposal of property and equipment	—	—	175,634	25,545
Net cash used in investing activities	(12,523,274)	(121,918,529)	(72,492,552)	(10,543,604)
Cash flows from financing activities:
Proceeds from issuance of Series A Convertible redeemable Preferred Shares, net of issuance costs	—	208,490,509	—	—
Proceeds from issuance of Series A1 Convertible redeemable Preferred Shares, net of issuance costs	—	63,630,530	—	—
Proceeds from issuance of Series B1 Convertible redeemable Preferred Shares, net of issuance costs	—	—	651,736,522	94,791,146
Proceeds from issuance of Series B2 Convertible redeemable Preferred Shares, net of issuance costs	—	—	569,316,830	82,803,699
Proceeds from issuance of Series B3 Convertible redeemable Preferred Shares, net of issuance costs	—	—	282,249,969	41,051,555
Proceeds from issuance of Series C1 Convertible redeemable Preferred Shares, net of issuance costs	—	—	104,947,585	15,263,992
Proceeds from issuance of Series A convertible redeemable preferred shares of a subsidiary, net of issuance cost of a subsidiary	—	—	97,147,400	14,129,503
Proceeds from issuance of ordinary shares upon Initial Public Offering and over-allotment option, net of cost of issuance	—	—	592,507,394	86,176,626
Cash received from other financing activities	—	—	138,051	20,080
Net cash provided by financing activities	—	272,121,039	2,298,043,751	334,236,601
Net increase in cash and cash equivalents	196,016	282,428,916	1,790,786,675	260,459,120
Effect of exchange rate changes on cash and cash equivalents	—	(4,239,131)	117,043,158	17,023,221
Cash and cash equivalents at the beginning of year	72,612	268,628	278,458,413	40,500,096
Cash and cash equivalents at the end of year	268,628	278,458,413	2,186,288,246	317,982,437
Supplemental disclosure of cash flow information:
Accounts payable related to the purchase of property and equipment	—	263,000	—	—
Accrued Initial Public Offering expense	—	—	1,575,911	229,207
Accrued Series A convertible redeemable preferred shares issuance cost of a subsidiary	—	—	126,146	18,347
Accretion to Series A preferred shares redemption value	—	—	15,718,213	2,286,119
Accretion to Series A1 preferred shares redemption value	—	5,213,802	4,840,875	704,076
Accretion to Series B1 preferred shares redemption value	—	798,981	37,001,459	5,381,639
Accretion to Series B2 preferred shares redemption value	—	—	31,800,587	4,625,204
Accretion to Series B3 preferred shares redemption value	—	—	12,312,158	1,790,729
Accretion to Series C1 preferred shares redemption value	—	—	133,451	19,410
Accretion to redemption value of Series A convertible redeemable preferred shares of a subsidiary	—	—	978,201	142,273
Gains on repurchase of convertible redeemable preferred shares	—	—	(18,332,152)	(2,666,301)
Incentive payment to customer (Note 12)	—	—	22,842,164	3,322,255
Deemed dividend to preferred shares shareholders	—	—	1,916,871	278,797

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a) Principal activities

Qutoutiao Inc. (the “Company”), an exempted company with limited liability incorporated in the Cayman Islands, (i) its various equity-owned consolidated subsidiaries, (ii) its controlled affiliates, and (iii) the subsidiaries of its controlled affiliates are collectively referred to as the “Group”. The Group’s principal activity is to operate mobile platforms Qutoutiao (“QTT”), Quduopai (QDP) and Midu (“MD”) for the distribution, consumption and sharing of light entertainment content. The Group generates revenue primarily by providing cost-effective and targeted advertising solutions through the mobile platforms in the People’s Republic of China (“PRC”), through its controlled affiliates and their wholly-owned subsidiaries thereof (collectively referred to as the “Affiliated Entities”).

As of December 31, 2018, the Company’s principal subsidiaries and consolidated Affiliated Entities are as follows:

Name of subsidiaries and VIEs	Date of establishment/ acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Wholly owned subsidiaries of the Company:
InfoUniversal Limited(“InfoUniversal”)	Established on August 15, 2017	Hong Kong	100%
Shanghai Quyun Internet Technology Co., Ltd. (“Quyun WFOE”)	Established on October 13, 2017	PRC	100%
Shanghai Dianguan Network Technology Co., Ltd. (“Dianguan”)	Acquired on February 2, 2018	PRC	100%
QTT Asia Ltd. (“QTT Asia”)	Established on April 10, 2018	British Virgin Islands(“BVI”)	100%
Shanghai Zhicao Information Technology Co., Ltd. (“Zhicao WFOE”)	Established on December 4, 2018	PRC	100%
Variable Interest Entity (“VIEs”)
Shanghai Jifen Culture Communications Co., Ltd. (“Jifen or Jifen VIE”)	Established on January 10, 2012	PRC	100%
Beijing Churun Internet Technology Co., Ltd. (“Churun VIE”)	Acquired on November 1, 2018	PRC	100%
Shanghai Big Rhinoceros Horn Information Technology, Co., Ltd (“Big Rhinoceros Horn VIE”)	Established on November 9, 2018	PRC	100%
Subsidiaries of Variable Interest Entity (“VIE subsidiaries”)
Shanghai Xike Information Technology Service Co., Ltd. (“Xike”)	Established on July 14, 2016	PRC	100%
Shanghai Tuile Information Technology Service Co., Ltd. (“Tuile”)	Established on July 14, 2016	PRC	100%
Anhui Zhangduan Internet Technology Co., Ltd. (“Zhangduan”)	Established on March 31, 2017	PRC	100%
Beijing Qukandian Internet Technology Co., Ltd (“Qukandian”)	Established on April 13, 2017	PRC	100%

(b) Reorganization

Jifen was incorporated in the PRC in 2012 with insignificant operations from 2012 to 2015. Jifen started the operation of the mobile platforms for distribution, consumption and sharing of light entertainment content (the “principal business”) from 2016.

To facilitate offshore financing, an offshore corporate structure was formed in July 2017 (the “Reorganization”), which was carried out as follows:

1)	On July 17, 2017, the Company was incorporated in the Cayman Islands by the founders.
2)	On August 15, 2017, InfoUniversal was incorporated in Hong Kong with 100% ownership by the Company.
3)	October 13, 2017, Quyun WFOE was incorporated in the PRC with 100% ownership by InfoUniversal.
4)

On October 13, 2017, the Group entered into various arrangements (“VIE Agreements”) as related to its Affiliated Entities or its shareholders in order to comply with PRC laws and regulations on internet business.

By entering the VIE Agreements, Jifen became a VIE whose primary beneficiary is Quyun WFOE and the shareholders of Jifen became the “Nominee Shareholders” of Jifen. Reorganization is accounted for as a common control transaction under the pooling of interest method. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods.

Jifen VIE

The Group has entered into various agreements as related to its Affiliated Entities or its shareholders as follows:

Exclusive Technology Support and Consulting Services Agreement

Under the exclusive technology support and consulting services agreement entered on October 13, 2017 between Jifen VIE and Quyun WFOE, Quyun WFOE has the exclusive right to provide to Jifen technology support, business management consulting, marketing consultation, products research and development and technology services related to all technologies, and business operations needed for its business. Quyun WFOE owns the exclusive intellectual property rights created because of the performance of this agreement. The service fee payable by Jifen to Quyun WFOE is determined by Quyun WFOE based on its services provided including various factors such as Quyun WFOE’s incurred technology support and consulting services fees, performance data and Jifen VIE’s revenues. The term of this agreement will expire in 10 years and may be extended at Quyun WFOE’s request prior to the expiration date. Quyun WFOE is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Jifen VIE. There was no service fee paid and payable from Jifen VIE to Quyun WFOE for the years ended December 31, 2017 and 2018 as Jifen, in aggregated, has been incurring losses.

Exclusive Option Agreement

The parties to the exclusive option agreement entered on October 13, 2017 are Jifen VIE, Quyun WFOE and each of the shareholders of Jifen VIE. Under the exclusive option agreement, each of the shareholders of Jifen VIE irrevocably granted Quyun WFOE or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Jifen VIE and all or part of assets of Jifen VIE. Quyun WFOE or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. The exercise price shall be the lowest allowable share purchase amount permitted by the PRC law for the 100% equity interest (or pro-rata if Quyun WFOE decides to purchase part of the equity interest). Additionally, the share purchase amount paid by WFOE to the shareholders should be used to settle the outstanding loan amounts under the loan agreement and/or refund back to Quyun WFOE through the method permitted by the PRC law once received. Without Quyun WFOE’s prior written consent, Jifen VIE’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Jifen VIE. The agreement expires upon transfer of all shares or assets of Jifen VIE to Quyun WFOE or its designated representative(s). The term of this agreement will expire in 10 years and may be extended at Quyun WFOE’s request prior to the expiration date. Quyun WFOE is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Jifen VIE.

Voting Rights Proxy Agreement

The parties to the exclusive option agreement entered on October 13, 2017 are Jifen VIE, Quyun WFOE and each of the shareholders of Jifen VIE. Under the agreement, each of the shareholders of Jifen VIE irrevocably granted Quyun WFOE or its designated representative(s) the right to exercise his/her rights as a shareholder of Jifen VIE including hosting board of directors meeting, terminate and nominate board members and senior management of Jifen VIE and other shareholders’ voting rights. During the period that each of Shanghai Quyun and Shanghai Jifen remain in operation, the voting rights proxy agreement shall be irrevocable and continuously effective and valid for ten years from the execution date unless otherwise agreed to by all parties. Upon the expiration of the original term or any renewal term of the voting rights proxy agreement, the agreement shall be automatically renewed for an additional one year period unless, at least 30 days prior to the expiration date, Shanghai Quyun provides notice to the other parties to the voting rights proxy agreement not to renew the agreement.

Loan Agreement

Quyun WFOE has entered into an interest-free loan agreement with Jifen VIE, which may only be used for the purpose of business operations and development of Jifen VIE. Under the terms of the agreement, Quyun WFOE is going to provide unconditional financial support to Jifen VIE and the amount would be agreed between Quyun WFOE and Jifen VIE. Jifen VIE along with its subsidiaries pledge all its shares equity for the outstanding loan. Also, the maturity date of the loan is the earlier of 10 years, the end of Quyun WFOE’s operation period or the end of Jifen VIE’s operation period. Upon maturity, Quyun WFOE or its designated third party may purchase the equity interests in the Jifen VIE at a price equal to the lowest allowable amount for a similar transaction per PRC laws, rules and regulations. Quyun WFOE can also accelerate the payment terms of Jifen VIE to repay the loan using its shares/equity. Additionally, Quyun WFOE should provide unconditional capital support to Jifen VIE.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement between Quyun WFOE and the shareholders of Jifen VIE, the shareholders of Jifen VIE has pledged all of their equity interests in Jifen VIE to Quyun WFOE to guarantee the performance by Jifen VIE and its shareholders’ performance of their respective obligations under the exclusive option agreement, exclusive technology support and business services agreement, voting rights proxy agreement and loan agreement. If Jifen VIE and/or its shareholders breach their contractual obligations under those agreements, Quyun WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

Jifen, under Generally Accepted Accounting Principles in the United States (“US GAAP”), is considered to be a consolidated VIE in which the Company, or its subsidiaries, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or one of its subsidiaries is the primary beneficiary of the entity. Through the aforementioned contractual agreements, the Company has the ability to:

•	exercise effective control over Jifen whereby having the power to direct Jifen’s activities that most significantly drive the economic results of Jifen;
•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from the Jifen as if it was their sole shareholder; and
•	have an exclusive option to purchase all of the equity interests in Jifen.

Management evaluated the relationships among the Company, Quyun WFOE and Jifen VIE, and concluded that Quyun WFOE is the primary beneficiary of Jifen VIE. As a result, Jifen’s results of operations, assets and liabilities have been included in the Group’s consolidated financial statements for all the presented periods.

Except for Jifen VIE mentioned above, the Group’s other VIEs entered into the VIE Agreements (Exclusive Technology Support and Consulting Services Agreement, Exclusive Option Agreement, Voting Rights Proxy Agreement, Loan Agreement and Equity Interest Pledge Agreement) which have the same terms as those described in Jifen VIE. As a result, these VIEs’ primary beneficiaries are Quyun WOFE and Zhicao WOFE and their shareholders became the “Nominee Shareholders”.

2.	Principal Accounting Policies

(a) Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Reorganization is accounted for as a common control transaction under the pooling of interest method. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods.

Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates.

The Company believes that revenue recognition, liabilities related to loyalty programs, consolidation of VIEs, determination of share-based compensation and impairment assessment of long-lived assets that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(c) Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and a VIEs’ subsidiaries for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, its VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIEs’ economic performance, and also the Group’s obligation to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. The Company’s WOFEs and ultimately the Company hold all the variable interests of the VIEs and its subsidiaries, and have been determined to be the primary beneficiaries of the VIEs.

The following table sets forth the assets, liabilities, results of operations and cash flows of VIEs and its subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and its subsidiaries are eliminated in the balances presented below:

	As of
	December 31, 2017	December 31, 2018
Assets
Current assets
Cash and cash equivalents	11,317,670	19,464,246
Short-term investments	129,770,000	5,000,000
Accounts receivable, net	43,250,595	200,289,537
Amount due from subsidiaries of the Company	—	291,902,904
Prepayments and other current assets	14,728,734	80,565,668
Total current assets	199,066,999	597,222,355
Non-current assets
Property and equipment, net	4,614,062	13,376,314
Other non-current assets	5,758,946	8,945,774
Total non-current assets	10,373,008	22,322,088
Total assets	209,440,007	619,544,443
Liabilities
Current liabilities
Accounts payable	14,992,741	73,087,671
Amount due to subsidiaries of the Company	—	780,656,961
Registered users’ loyalty payable	20,977,138	249,881,449
Advance from advertising customers	39,864,599	1,360,017
Salary and welfare payable	5,642,884	41,665,582
Tax payable	21,343,600	100,757,561
Accrued liabilities related to users’ loyalty programs	187,003,469	44,133,812
Accrued liabilities and other current liabilities	18,271,639	360,711,336
Total current liabilities	308,096,070	1,652,254,389
Total liabilities	308,096,070	1,652,254,389

	Year ended December 31,
	2016	2017	2018
Net revenues	57,954,312	517,052,950	3,065,573,756
Net loss	(10,862,379)	(90,843,873)	(1,882,747,022)

	Year ended December 31,
	2016	2017	2018
Net cash provided by/(used in) operating activities	12,719,290	132,992,222	(77,218,211)
Net cash provided by/(used in) investing activities	(12,523,274)	(121,943,180)	90,767,728
Net cash (used in) financing activities	—	—	(5,402,941)
Net increase in cash and cash equivalents	196,016	11,049,042	8,146,576

In accordance with the aforementioned VIE agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of VIEs. Therefore the Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of December 31, 2017 and 2018. As the VIEs and their subsidiaries were incorporated as limited liability Company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs.

There were no pledges or collateralization of the Affiliated Entities’ assets. As the Company is conducting its business mainly through the Affiliated Entities, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

There is no VIEs where the Company has variable interest but is not the primary beneficiary.

The Group believes that the contractual arrangements among its shareholders and WFOEs comply with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interests in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the VIEs also depends on the voting rights proxy and the effect of the share pledge under the Equity Interest Pledge Agreement and the WFOEs have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this voting right proxy is legally enforceable but may not be as effective as direct equity ownership.

(d) Functional Currency and Foreign Currency Translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive loss as foreign exchange related gain / loss.

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expense items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ deficit on the consolidated financial statement. The exchange rates used for translation on December 31, 2017 and December 31, 2018 were US$1.00=RMB6.5342 and RMB6.8632, respectively, representing the index rates stipulated by the People’s Bank of China.

(e) Convenience Translation

Translations of balances in the Group’s consolidated balance sheet, consolidated statement of operations and comprehensive loss and consolidated statement of cash flows from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1 = RMB6.8755, representing the noon buying rate set forth in the H.10 statistical release of the US Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

(f) Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Group’s financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, advance from advertising customers, registered users’ loyalty payable and other liabilities.

As of December 31, 2017 and 2018, the carrying values of cash and cash equivalents, accounts receivable, accounts payable, advance from customers, registered users’ loyalty payable and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.

On a recurring basis, the Group measures its short-term investments at fair value.

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 2017	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments — Wealth management products	—	129,770,000	—	129,770,000

As of December 2018	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments — Wealth management products	—	115,436,080	—	115,436,080

The Group values its investments in wealth management products issued by certain banks using quoted subscription/redemption prices published by these banks, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

(g) Cash and Cash Equivalents

Cash and cash equivalents include cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

(h) Short-term investments

Short-term investments include investments in wealth management products issued by certain banks which are redeemable by the Company at any time. The wealth management products are unsecured with variable interest rates and primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company measures the short-term investments at fair value using the quoted subscription or redemption prices published by these banks. The change in fair value is recorded as interest income amounted to RMB 0.05 million, RMB 0.7 million and RMB 4.2 million in the consolidated statements of comprehensive loss for the years ended December 31, 2016, 2017 and 2018, respectively.

(i) Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and based on factors listed in the following paragraph. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on general basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

(j) Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Leasehold improvements	Over the shorter of lease term or 2 – 5 years
Office equipment	3 – 5 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

(k) Goodwill and intangible assets

Intangible assets

Intangible assets represent the acquired right to operate an online audio/video content platform (note 9), which is amortized on a straight-line basis over its estimated useful lives of 10 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the year ended December 31, 2018.

Goodwill

Goodwill represents the excess of the total cost of the acquisition over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit. The Company estimates the fair value of the reporting unit using a discounted cash flow model. This valuation approach considers various assumptions including projections of future cash flows, perpetual growth rates and discount rates. The assumptions about future cash flows and growth rates are based on management’s assessment of a number of factors, including the reporting unit’s recent performance against budget, performance in the market that the reporting unit serves, as well as industry and general economic data from third party sources. Discount rate assumptions reflect an assessment of the risk inherent in those future cash flows. Changes to the underlying businesses could affect the future cash flows, which in turn could affect the fair value of the reporting unit. Management performs its annual goodwill impairment test on December 31. No impairment of goodwill was recognized for the year ended December 31, 2018.

(l) Impairment of long-lived assets other than Goodwill

For other long-lived assets including property and equipment and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(m) Advances from advertising customers

Certain third party advertising customers pay in advance to purchase advertising services. Cash proceeds received from customers are initially recorded as advances from advertising customers and are recognized as revenues when revenue recognition criteria are met.

(n) Revenue recognition

A.	Significant accounting policy

The Group has adopted the new revenue standard, ASC 606, by applying the full retrospective method. See Section (ad) “Recently issued accounting pronouncements.” Revenues are recognized when or as the control of a good or service is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

•	provides all of the benefits received and consumed simultaneously by the customer;
•	creates and enhances an asset that the customer controls as the Group performs; or
•	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depict the Group’s performance in satisfying the performance obligation:

•	direct measurements of the value transferred by the Group to the customer; or
•	the Group’s efforts or inputs to the satisfaction of the performance obligation.

B.	Nature of services

The following is a description of principal activities of the Group from which the Group generates its revenue.

(i) Advertising and marketing

The Group’s main revenue generating activity is the provision of online advertising and marketing services. The Group generates revenue from performing specified actions, i.e. a Cost Per thousand impressions (“CPM”), Cost Per Click (“CPC”) basis. Revenue is recognized on a CPM or CPC basis as impressions or clicks are delivered.

The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Group is acting as the principal or an agent in the transaction. In determining whether the Group acts as the principal or an agent, the Group follows the accounting guidance for principal-agent considerations. Such determination involves judgement and is based on evaluation of the terms of each arrangement.

a. Advertising and marketing services provided to advertising customers

(i) Before February 2018, the Group engaged certain advertising customers through a third-party advertising agent (“advertising agent”). In the arrangement with this advertising agent, it served as the Group’s sales agent in selling the Group’s advertising solutions to other second-tier advertising agents. The end advertisers are the customers of the Group as they specifically select Qutoutiao to display its advertisement and the performance obligation of the Group is to provide the underlying advertising display services. The advertising agent earns a commission of 2% of the advertising revenue in the arrangement in return for providing bidding system for placement on Qutoutiao which the Company recognized as cost of revenue. The Group provides advertising and marketing services to advertising customers and recognizes advertising and marketing revenue on a gross basis as clicks are delivered.

The Group receives refundable advance payments from advertising customers through this advertising agent and reconciles the advertising and marketing revenue with this advertising agent on a weekly basis. If the advance payment deposited in the Group is not ultimately used for the advertisement on Qutoutiao, the Group refunds the advance payment back to advertising customers through this advertising agent.

In February 2018, the Group acquired 100% equity interests of this advertising agent with a total consideration of  RMB 15.0 million (Note 3). After the acquisition, the Group effectively provides advertising and marketing services to these advertising customers directly and continues to recognize revenue on a gross basis as impressions are delivered.

The Group also engaged advertising customers through other third party advertising agents where revenue was accounted for on a gross basis during the year ended December 31, 2017. Those arrangements have been terminated as of December 31, 2017.

(ii) The Group also provides advertising and marketing service to advertising customers directly. The Group recognizes revenue on a gross basis as impressions are delivered.

b. Advertising and marketing services provided to advertising platforms

The Group provides advertising and marketing services to other third-party advertising platforms. In the arrangement with these advertising platforms, these advertising platforms are the customers of the Group and the performance obligation of the Group is to provide traffic service to these advertising platforms. Therefore, the Group recognizes revenue based on the net amount as impressions or clicks are delivered.

The Group reconciles and settles the advertising revenue with these advertising platforms on a monthly basis.

(ii) Other services

a. Online marketplace service

The Group operates an online marketplace which users can access merchandise offered by third-party merchandise suppliers. The suppliers are the customers of the Group as these suppliers are the primary obligor to provide goods and delivery service to the users and the performance obligation of the Group is to provide matching service for the suppliers. The Group acts as an agent in this transaction and recognize revenue when the matching service is completed. The Group settles the payment with suppliers on a monthly basis.

b. Agent and platform service

After the acquisition of the advertising agent in February 2018 (Note 3), the Group also provides agent and platform service by facilitating the advertising customers to select third-party advertising platforms to display their advertisements. The Group recognizes revenue from the advertising customers based on the net amount equal to certain agreed percentage of the gross revenue earned by the third-party advertising platforms when impressions or clicks are successfully delivered.

C. Disaggregation of revenue

In the following table, revenue is disaggregated by major service line and gross vs net recognition.

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ (Note 2(e))
Major service line
Advertising and marketing service provided to advertising customers, recorded gross	16,938,996	264,471,551	2,399,716,518	349,024,292
Advertising and marketing service provided to advertising platforms, recorded net	40,941,342	248,410,930	414,541,506	60,292,561
Other service	73,974	4,170,469	207,887,761	30,236,021
	57,954,312	517,052,950	3,022,145,785	439,552,874

For the year ended December 31, 2018, revenue in other service include the net agent and platform service fees amounted to  RMB 203.4 million.

(o) Cost of revenues

The Group’s cost of revenues consists primarily of (i) agent fees retained by the third party advertising agents which are recognized as cost of revenue for revenue recorded on gross basis, (ii) content procurement costs paid to third-party professional media companies or freelancers, (iii) direct cost related to in-house content editing cost, rental cost, depreciation and other miscellaneous costs, (iv) bandwidth cost and (v) cultural development fee and surcharges. The cultural development fee and surcharges in cost of revenues for the years ended December 31, 2016, 2017 and 2018 were  RMB2.0 million, RMB17.0 million and RMB 64.1 million, respectively. The Group is subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate is 3% of the net advertising revenues.

(p) Research and development expenses

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) office rental expenses and (iii) depreciation of office premise and servers utilized by research and development personnel. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

The Company accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. For the years ended December 31, 2016, 2017 and 2018, the Company has not capitalized any costs related to internal use software because the inception of the Group software development costs qualified for capitalization have been insignificant.

(q) Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) rewards to registered users related to loyalty programs, (ii) advertising and marketing expenses, (iii) charges for short mobile message service to registered users and (iv) salary and welfare for sales and marketing personnel. The advertising and marketing expenses amounted to  RMB 0.2 million, RMB 41.9 million and RMB 1,061.0 million during the years ended December 31, 2016, 2017 and 2018, respectively.

(r) General and administrative expenses

For the year ended December 31, 2018, General and administrative expenses include stock-based compensation expenses approximating RMB 864.7 million expensed upon the completion of IPO related to the vesting of 15,937,500 ordinary shares owned by the founders (Note 14). General and administrative expenses also consist of (i) salary and welfare for general and administrative personnel, (ii) office expense and (iii) professional service fees.

(s) User loyalty programs

The Group has loyalty programs for its registered users in its mobile platforms Qutoutiao and Quduopai to enhance user stickiness and incentivize word-of-mouth referrals. The Group offers rewards mainly for signing up as a new-registered user as well as rewards to existing registered users for referring new users to become the Group’s registered users, and also rewards for participating in various activities held in platforms including uploading videos on Quduopai. The cost of users’ rewards are recognized as sales and marketing expenses in the consolidated statements of comprehensive loss.

On Qutoutiao, the Group’s users can redeem earned rewards, which is in a form of cash credits reflecting the same amount of cash value, upon request. The Group offers its users the flexibility to choose a number of rewards payment options, including i) online cash out, when the cash credits balance exceeding a certain cash out threshold or at a lower cash out threshold if the users log on Qutoutiao for a certain number of consecutive days, ii) purchasing products mainly through online marketplace.

On Quduopai, the Group’s users as content provider to Quduopai can also earn cash credits (reflecting the same amount of cash value) that they may cash out when the cash credits balance exceeding a certain threshold. Before April 9 2018, the Group’s users on Quduopai could also earn loyalty points, which could only be exchanged for coupons issued to the Group by a third-party, which can be used to purchase goods or service on that third-party’s group buying website. The Group does not recognize any expenses or liability for those loyalty points earned on Quduopai since the Group does not bear any additional cost to settle these loyalty points awarded to its users before April 9, 2018. Starting from April 9, 2018, the Group’s users on Quduopai who are not content providers, can also start to earn and redeem earned rewards, which is in a form of cash credits reflecting the same amount of cash value, upon request. Users can cash out the rewards when the cash credits balance exceeding a certain cash out threshold. All the outstanding loyalty point granted to users on Quduopai were converted to rewards upon the enacting of the revised loyalty program in April 2018. As a result, the Company recorded costs of RMB 62,359 in the sales and marketing expenses in April 2018. In November 2018, the Company, as a result of the change of business strategy, announced the change of the loyalty program on Quduopai and reversed the unused rewards under the original loyalty program amounted to RMB 11.6 million in the consolidated statements of comprehensive loss.

The user’s agreement provides that rewards expire after one month. However, the Group may, at its discretion, provide rewards to its users even after one month expiration period. Starting from May 2018, rewards to its users are cleared from their accounts and will not be redeemed when the users are inactive for 90 days.

The Group’s experience indicates that a certain portion of rewards is never redeemed by its users, which the Group refers to as a “breakage”. The liability accrued for the reward is reduced by the estimated breakage that is expected to occur. The Group estimates breakage based upon its analysis of relevant reward history and redemption pattern as well as considering the expiration period of the rewards under the users agreement. In the assessment of breakage, each individual user’s account is categorized into certain pools of different range of outstanding rewards, and then further grouped into certain sub-groups on the basis of inactivity days. The past reward redemption pattern in those sub-groups was used to estimate the respective breakage for the outstanding rewards in each sub-group at each period end. For the years ended December 31, 2016, 2017 and 2018, total costs related to the users’ rewards granted (before estimate breakage) amounted to RMB 52.8 million, RMB 527.8 million and RMB 2,207.8 million, respectively, and total rewards redeemed amounted to RMB 13.8 million, RMB 245.0 million and RMB 1,973.5 million, respectively. The Company also reversed the accrued rewards of the users inactive for 90 days which amounted to RMB 196.3 million for the year ended December 31, 2018 which were recorded as a reduction of sales and marketing expense. As of December 31, 2017 and 2018, the total estimated breakage not accrued approximated to RMB 113.7 million and RMB 59.1 million, respectively, and the decrease (which results in an increase in the overall accrued loyalty liability) was due to the lower cash out threshold and the reversal for the cleared rewards of the users inactive for 90 days.

Once the accumulated unredeemed rewards for individual user with amount exceeding the cash out threshold or the continuous log-on criteria is reached, the Group reclassifies the balance into “registered users’ payable” in consolidated balance sheet as a monetary liability and reverses the amount of breakage originally assumed. The registered user payable is derecognized only if (1) the Group pays the user and is relieved of its obligation for the liability by paying the users includes delivery of cash or (2) the Group is legally released from the liability.

The actual cost to settle the estimated liability may differ from the estimated liability recorded. As of December 31, 2017 and December 31, 2018, users’ reward recorded in “Registered users’ loyalty payable” are RMB 21.0 million and RMB 256.7 million, respectively, and estimated users’ rewards recorded in “Accrued liabilities related to users’ loyalty programs” are RMB 187.0 million and RMB 44.1 million, respectively. The increase and decrease of Registered users’ loyalty payable and Accrued liabilities related to users’ loyalty programs, respectively, from December 31, 2017 to 2018 was mainly due to the lower cash out threshold instituted in May of 2018.

(t) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods. The Group had no capital leases for the years ended December 31, 2016, 2017 and 2018.

(u) Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

(v) Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of operations and comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2016, 2017 and 2018. As of December 31, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions.

(w) Share-based compensation

Share-based compensation costs are measured at the grant date. The share-based compensation expenses have been categorized as either cost of revenue, general and administrative expenses, selling and marketing expenses or research and development expenses, depending on the job functions of the grantees.

Option granted to employees

For the options granted to employees, the compensation expense is recognized using the straight-line method over the requisite service period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of the Company’s share options, the binomial option pricing model has been applied.

Option granted to non-employee

For share-based awards granted to non-employees, the Group accounts for the related share-based compensation expenses in accordance with ASC subtopic, 505-50 (“ASC 505-50”), Equity-Based Payments to Non-Employees. Under the provision of ASC 505-50, options of the Company issued to non-employees are measured based on fair value of the options which are determined by using the binomial option pricing model. These options are measured as of the earlier of the date at which either: (1) commitment for performance by the non-employee has been reached; or (2) the non-employee’s performance is complete. Subsequent to the completion of the performance, the share-based award is assessed in accordance with ASC 815 to determine whether the award meets the definition of a derivative.

Restricted shares

In January 2018, the founders entered into Share Restriction Deeds with the Company such that a total of 15,937,500 ordinary shares of the Company held by the founders became restricted and will be vested in periods from 24 months to 34 months. Prior to the end of the vesting periods, all the remaining restricted shares shall vest immediately and no longer constitute restricted shares upon a Deemed Liquidation Event or IPO of the Company. In the event that the founder voluntarily and unilaterally terminates his employment/ service contract with any applicable Group entities or his employment or service relationship is terminated by any applicable Group entities for cause as stated in the Deed, the related founder shall sell to the Company, and the Company shall repurchase from the founder, all of the restricted shares (not vested shares) at a price of US$0.0001 per share. For accounting purposes, this transaction has been reflected retrospectively similar to a reverse stock split, with a grant of the 15,937,500 restricted shares to be recognized in January 2018 at their then fair value and recognized as compensation expense over the vesting periods. Upon completion of the Company’s IPO in September 2018, the restrictions were released. See

Note 14 (b).

(x) Statutory reserves

The Group’s subsidiaries, consolidated VIEs and its subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

Appropriation to the statutory general reserve should be at least 10% of the after tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheets as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group was not done so.

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances.

(y) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(z) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2016, 2017 and 2018, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(aa) Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. Using the two class method, net loss is allocated between ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options, using the treasury stock method.

(ab) Comprehensive loss

Comprehensive loss is defined as the change in shareholders’ deficit of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

Comprehensive loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive losses of the Group include the foreign currency translation adjustments.

(ac) Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Group has only one operating segment and one reportable segment.

(ad) Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” a new standard on revenue which will supersede the revenue recognition requirements in ASC 605. The new standard, as amended, sets forth a single comprehensive model for recognizing and reporting revenues. The new guidance requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires the Company to apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation. The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenues and cash flows relating to customer contracts. The standard is effective for us for fiscal years, and interim periods within those years, beginning on or after January 1, 2018. The Company has adopted the standard using the full retrospective method.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Company adopted ASU 2016-01 on January 1, 2018 and the adoption did not have a material impact on the Company’s consolidated financial statements and the related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. The Company will adopt the new standard in the first quarter of 2019 and use alternative transition method. We have reached conclusions on certain policy elections available under Topic 842 and are applying the package of practical expedients under which we have not reassessed whether any expired or existing contracts are or contain leases, the classification of any expired or existing leases or the initial direct costs for any existing leases. As at December 31, 2018, the Company had payment commitment under non-cancellable operating lease of approximately RMB 59.7 million was disclosed in Note 20. The Company anticipate that the adoption of ASU 2016-02 will result in recording a right-of-use asset and an offsetting lease liability of approximately RMB 52.4 million.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses” (“ASU 2016-13”), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of ASU 2016-13 on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (ASU 2017-01), which revises the definition of a business and provides new guidance in evaluating when a set of transferred assets and activities is a business. The Company adopted the new standard effective January 1, 2018 on a prospective basis.

In January 2017, the FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test. Step two of the goodwill impairment test measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with its carrying amount. The new guidance has not been adopted for the year ended December 31, 2018 and is effective prospectively for us. The Company is in the process of evaluating the effects, if any, of the adoption of this guidance on our financial position, results of operations and cash flows.

In February 2018, the Financial Accounting Standard Board (“FASB”) issued ASU 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220) — Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to allow entities to reclassify the income tax effects of tax reform legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”) on items within accumulated other comprehensive income to retained earnings. ASU 2018-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact ASU 2018-02 will have on its consolidated financial statements and associated disclosures.

3.	Significant equity transactions and acquisitions

(a) Initial public offering

In September 2018, the Company completed its initial public offering on the NASDAQ Global Select Market of 13,800,000 American Depositary Shares (“ADS”) (including 1,800,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option) (every four ADS represents one Class A ordinary share, for a total ordinary shares offering of 3,450,000 shares), at a price of US$7.00 per ADS for a total offering size of approximately US$96.6 million. The net proceeds raised from the IPO amounted to approximately RMB 590.9 million (US$85.9 million) after deducting underwriting discounts and commissions and other offering expenses.

Upon the completion of the IPO, all classes of preferred shares of the Company were converted and designated as  Class A ordinary shares on a one-for-one basis. 34,248,442 ordinary shares, including the vesting of 15,937,500 ordinary owned by the founders that became subsequently restricted on January 3, 2018, were designated as Class B ordinary share on a one-for-one basis. The remaining ordinary shares were designated as Class A  ordinary shares on a one-for-one basis.

In respect of all matters subject to shareholders’ vote, each holder of Class A ordinary share is entitled to one and each holder of Class B ordinary share is entitled to ten votes.

(b) Business acquisition

The Company accounted for its acquisition in accordance with ASC 805, “Business Combination” (“ASC 805”). The result of the acquiree’s operation has been included in the consolidated financial statements since the acquisition date. The excess of the fair value of the acquired entity over the fair value of net tangible and intangible assets acquired was recorded as goodwill, which is not deductible for corporate income taxation purposes.

Acquisition of Dianguan

In February 2018, the Company acquired 100% equity interests of Dianguan, an advertising agent (Note 2(n)), from its shareholder for a cash consideration of RMB 15.0 million.

The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of consideration transferred:

RMB
Cash	15,000,000
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	4,270,175
Short-term investments	9,940,000
Prepayments and other current assets	30,936,027
Property and equipment, net	17,978
Accounts payable	(364,242)
Salary and welfare payable	(778,438)
Tax payable	(9,933,408)
Advance from advertising customers	(24,664,513)
Accrued liabilities and other current liabilities	(1,691,909)
Total identifiable net assets acquired	7,731,670
Goodwill	7,268,330
Total purchase consideration	15,000,000

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. Goodwill associated with acquisition of Dianguan was attribute to the expected synergy arising from the consolidation operations. The acquired goodwill is not deductible for tax purposes. Acquisition-related costs were insignificant and were included in general and administrative expenses for the year ended December 31, 2018.

Based on the Company’s assessment, the revenues and net earnings of Dianguan were not considered material in 2018 prior to the acquisition date. Pro forma results of operations for the acquisition described above have not been presented because they are not material to the consolidated statements of operations and comprehensive loss, either individually or in aggregate.

4.	Risks and Concentration

(a) PRC regulations

(1) VIEs

Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Company, may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunication, information and media. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC. There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with consolidated VIEs. The Company believes that the structure for operating its business in China (including the ownership structure and the contractual arrangements with the consolidated VIEs) is in compliance with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, the Company cannot assure that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investments in the online marketing business through contractual arrangements in the future or that it will not determine that the ownership structure and contractual arrangements violate PRC laws, rules or regulations. If the Company and its consolidated VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business licenses of such entities;
•	discontinuing or restricting the conduct of any transactions between the Company’s PRC subsidiaries and the VIEs;
•

imposing fines, confiscating the income of the VIEs or the Company’s PRC subsidiaries, or imposing other requirements with which the Company or its PRC subsidiaries and consolidated VIEs may not be able to comply;

•

requiring the Company to restructure its ownership structure or operations, including terminating the contractual arrangements with VIEs and deregistering the equity pledges of VIEs, which in turn would affect its ability to consolidate, derive economic interests from, or exert effective control over VIEs; or

•	restricting or prohibiting its use of the proceeds of any offering to finance its business and operations in China.

If the imposition of any of these penalties precludes the Company from operating its business, it would no longer be in a position to generate revenue or cash from it. If the imposition of any of these penalties causes the Company to lose its rights to direct the activities of its consolidated VIEs or its rights to receive its economic benefits, the Company would no longer be able to consolidate these entities, and its financial statements would no longer reflect the results of operations from the business conducted by VIEs except to the extent that the Company receives payments from VIEs under the contractual arrangements. Either of these results, or any other significant penalties that might be imposed on the Company in this event, would have a material adverse effect on its financial condition and results of operations. Nevertheless, the laws and regulations that imposed restrictions on foreign ownership in advertising companies, including the Administrative Provisions on Foreign-Invested Advertising Enterprises were abolished in June 2015. To the extent any current or future business of VIEs can be directly operated by the Company’s wholly owned subsidiaries under PRC law, the Company expect to transfer such business to the Company’s wholly owned subsidiaries. When permissible by the PRC laws and regulations, the Company expects that Quyun WFOE and Zhicao WOFE will replace VIEs and its subsidiary as contracting party for their business that are operated by VIEs and its subsidiary.

On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry.

Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangement, and as a result the Group’s VIE could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens.

The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens.

If a finding were made by PRC authorities under the Draft FIE Law if it becomes effective, that the Company’s operation of certain of its operations and businesses through VIE violates the Draft FIE Law, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses may require the Company to take various actions as discussed in the paragraph above. The Group’s management considers the possibility of such a finding by PRC regulatory authorities under the Draft VIE law, if it becomes effective, to be remote.

VIEs holds assets that are important to the operation of the Group’s business, including patents for proprietary technology and trademarks. If VIEs falls into bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, the Group may be unable to conduct major part of its business activities in China, which could have a material adverse effect on the Group’s future financial position, results of operations or cash flows. However, the Group believes this is a normal business risk many companies face. The Group will continue to closely monitor the financial conditions of VIEs.

VIEs’ assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include leasehold improvements, computers and network equipment and self- developed computer software which are recognized in the Company’s consolidated balance sheet. The unrecognized revenue-producing assets mainly consist of patents, trademarks and assembled workforce which are not recorded in the financial statements of Jifen VIE as it did not meet the recognition criteria set in ASC 350-30-25.

In accordance with the VIE arrangements, the Group has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore, the Group considers that there is no assets of the VIEs can be used only to settle their obligations.

(2) Inability to fully comply with Audio-visual Program Provisions

Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which was issued by the State Administration of Radio, Film and Television (the predecessor of GAPPRFT), or SARFT, and MIIT on December 20, 2007 and came into effect on January 31, 2008 and was amended on August 28, 2015, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual service providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual service providers that had already been operating lawfully prior to the issuance of the Audiovisual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after the Audio-visual Program Provisions was issued.

Although the Group has been taking measures to ensure compliance, the Group may not be able to fully comply with Audio-visual Program Provisions. As a result, the Group may face, according to Audio-visual Program Provisions, administrative sanctions including receiving a warning and be ordered to pay a fine of not more than RMB30,000. In the case of severe contravention, the Group may be ordered to cease transmission of audio and video programs, be subject to a penalty equal to one to two times our total investment in the affected business and the devices the Group used for such operation may be confiscated. Furthermore, according to the Audio-visual Program Provisions, the telecommunications administrative authorities may, based on written opinions of GAPPRFT, and in accordance with the relevant laws and regulations on supervision of telecommunications and Internet, close the Group’s mobile platform, revoke the license for the provision of Internet information services, or the ICP license, and order the relevant network operation entity which provides the Group signal access services to stop such provision of services.

The Group believes that the risks of material loss related to inability to fully comply with Audio-visual Program Provisions and fines or penalties are remote.

(3) Lack of an Internet news license

The PRC government regulates the Internet industry extensively, including foreign ownership of, and the licensing requirements pertaining to, companies in the Internet industry. A number of regulatory agencies, including the Ministry of Culture, or the MOC, the Ministry of Industry and Information Technology, or MIIT, the Cyberspace Administration of China, or CAOC, the General Administration of Press and Publication, Radio Film and Television, or GAPPRFT, the State Council Information Office, or the SCIO, and other governmental authorities, jointly regulate all major aspects of the Internet industry. Operators are required to obtain various government approvals and licenses prior to providing the relevant Internet information services.

The Group’s platform primarily focuses on light entertainment content. Nonetheless, certain content related to finance, society and economy provided on Qutoutiao mobile application may be deemed to be news content. According to the Provisions for the Administration of Internet News Information Services issued by the national CAOC on May 2, 2017 that became effective on June 1, 2017, an Internet news license shall be obtained for the provision of Internet news information services to the public in a variety of ways, including through the offering of platforms for the dissemination of Internet news. As such, the Group may be required to obtain an Internet news license from CAOC for the dissemination of news through mobile application. As a result of lack of an Internet news license, the CAOC or its applicable office at the provincial level may order us to cease disseminating news and impose a fine on us of not less than RMB 10,000 but not more than RMB 30,000. In the event the Group were ordered to cease the business of disseminating news, results of operations and financial condition could be materially and adversely affected.

The Group believes that the risks of material loss related to discontinuing business of disseminating news due to lack of an Internet news license and fines or penalties are remote.

(b) Foreign exchange risk

The Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies.

In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China. In addition, the Group’s cash denominated in US$ subject the Group to risks associated with changes in the exchange rate of RMB against US$ and may affect the Group’s results of operations going forward.

(c) Credit and Concentration risk

The Group’s credit risk arises from cash and cash equivalents, short-term investments, prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the Affiliated Entities are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its prepayments.

Accounts receivable are typically unsecured and are derived from revenue earned through third party advertising platforms and customers. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

(i) Concentration of revenues

For the years ended December 31, 2016 and 2017, Customer B contributed 70% and 44% of total net revenue of the Group, respectively.

For the year ended December 31, 2017, the Company, as a principal, earned net revenue, representing 13% of total revenue, through a third party advertising agent. The arrangement with advertising agent has been terminated as of December 31, 2017.

For the year ended December 31, 2017, the Company, as a principal, earned net revenue, representing 26% of total revenue, through another third party advertising agent. In February 2018,  the Group acquired 100% equity interests of this advertising agent with a total consideration of RMB 15.0 million. (Note 3).

For the year ended December 31, 2018, no single customer accounted for more than 10% of total net revenues of the Group, respectively.

(ii) Concentration of accounts receivable

The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group conducts credit evaluations on its platforms and customers and generally does not require collateral or other security from such platforms and customers. The Group periodically evaluates the creditworthiness of the existing platforms in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

The following table summarized customers with greater than 10% of the accounts receivables:

	As of
	December 31, 2017	December 31, 2018
Customer A — advertising platform	19%	14%
Customer B — advertising platform	60%	*
Customer C — advertising customer	14%	—
Customer D — advertising platform	—	29%
Customer E — advertising customer	—	14%
Customer F — advertising platform	*	10%

*	Less than 10%

(iii) Credit risk

The Group’s credit risk arises from cash and cash equivalents, short-term investments, prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the Affiliated Entities are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its prepayments.

Accounts receivable are typically unsecured and are derived from revenue earned through third party advertising platforms and customers. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

5.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2017 and 2018:

	RMB			RMB equivalent (US$)			RMB equivalent (HKD/SGD/IDR)			Total in RMB
	Overseas	China		Overseas	China		Overseas	China
		Non VIE	VIE		Non VIE	VIE		Non VIE	VIE
December 31, 2017	—	—	11,317,670	267,125,417	—	—	—	15,326	—	278,458,413
December 31, 2018	—	39,016,535	19,464,246	2,125,034,745	2,269,863	—	502,857	—	—	2,186,288,246

6.	Accounts receivable, net

	As of
	December 31, 2017	December 31, 2018
Accounts receivable, gross	43,250,595	203,984,074
Less: allowance for doubtful accounts	—	—
Accounts receivable, net	43,250,595	203,984,074

7.	Prepayments and other assets

The other assets consist of the following:

	As of
	December 31, 2017	December 31, 2018
Prepayment and other current assets
Deposit to third-party payment service providers(1)	3,334,983	24,888,833
Deferred cost for incentive payment to customer (note 12)	—	22,842,164
Value-added tax receivable	1,103,742	20,640,519
Prepayments of advertisement fee(2)	6,732,410	17,669,507
Prepayment for the use of contents(3)	—	7,166,442
Prepayment of office lease	—	5,609,752
Deposit to third-party advertising platforms(4)	—	5,000,000
Loans and advance to employees(5)	133,689	5,389,935
Prepayments of business insurance	—	2,996,381
Interest receivable	—	2,958,984
Lease deposits-current portion	—	1,017,056
Prepayments of IT service fee	2,081,844	705,580
Others	1,342,066	3,480,353
	14,728,734	120,365,506
Non-current
Long-term prepaid server fee	4,073,114	2,087,264
Long-term lease deposits	1,685,832	7,424,707
Prepayment for purchase of property and equipment	—	1,160,170
	5,758,946	10,672,141

(1)

Deposit to third party payment service providers represent cash prepaid to the Group’s third party on-line payment service providers, which will be used to settle the Group’s obligation for outstanding user loyalty payable or content procurement fee to professional third party media companies and freelancers. As of December 31, 2017 and 2018, no allowance for doubtful accounts was provided for the prepayment.

(2)

Prepayments of advertisement fee represent prepayments made to service providers for future services to promote the Company’s mobile applications through online advertising. Such service providers charge monthly expenses based on activities during the month, and once confirmed by the Company, the monthly expenses will be deducted from the prepayments already made by the Company. Prepayments of advertising fee is recorded when prepayments are made to service providers and are expensed as services are provided.

(3)	Prepayment for the use of contents represents the payment to the content providers for the use of the content on the Company’s mobile application for a periods from 6 to 12 month.
(4)

Deposit to third-party advertising platforms represents the deposit made to third-party advertising platforms that the Group provides agent and platform service by facilitating the advertising customers to select third-party advertising platforms to display the advertisements. The deposit is used to secure the timely payment of the agent and platform service fee received by the Group to the third-party platforms.

(5)

Loans and advance to employees consists of 1) loans to the employees of RMB2.9 million (US$0.4 million) for the payment of individual income tax for the granted options. These loans are interest free and will be repaid when the options are exercised; and 2) advance to employees of RMB2.5 million (US$0.4 million) for future travel and other business related purpose.

8.	Property and equipment, net

Property and equipment consist of the following:

	As of
	December 31, 2017	December 31, 2018
Cost:
Office equipment	2,501,368	10,883,248
Leasehold improvements	2,479,672	7,705,824
Total cost	4,981,040	18,589,072
Less: Accumulated depreciation	(366,978)	(4,659,530)
Property and equipment, net	4,614,062	13,929,542

Depreciation expense recognized for the years ended December 31, 2016, 2017 and 2018 are summarized as follows:

	Year ended December 31,
	2016	2017	2018
Cost of revenues	4,389	95,948	156,725
Research and development expenses	6,071	21,850	3,238,987
Sales and marketing expenses	2,707	92,642	417,934
General and administrative expenses	8,193	119,798	477,638
Total	21,360	330,238	4,291,284

9.	Intangible assets, net

Intangible assets consist of the following:

	As of
	December 31, 2017	December 31, 2018
Cost:
Acquired right to operate an online audio/video content platform including deferred tax liabilities impact	—	96,129,761
Total cost	—	96,129,761
Less: Accumulated amortization	—	(1,602,163)
Intangible assets, net	—	94,527,598

The right to operate an online audio/video content platform was acquired on November 1, 2018 through an acquisition of 100% equity interests of a company for a total cash considerations of RMB 72.1 million. The acquisition was accounted for as an asset acquisition rather than a business combination as the company does not meet the criteria of a business and substantially all of the fair value of the gross assets acquired would be concentrated in a single asset, which met the screen test criteria to be an asset acquisition for the adopted ASU 2017-01. A deferred tax liability of RMB 24.0 million arising from the difference between the accounting basis and tax basis of the identifiable intangible asset is recognized and will be realized over 10 years which is in line with the acquired right’s amortization period. The recognition of the deferred tax liability related to the intangible asset in turn increases the book basis of the asset.

The acquired right to operate an online audio/video content platform with amount of RMB 96.1 million is amortized over 10 years on a straight-line basis. Amortization expense recognized for the year ended December 31, 2018 is summarized as follows:

Year ended December 31,
2018
Cost of revenues	1,602,163
Total	1,602,163

The Company will record estimated amortization expenses of RMB 9.6 million for the years ending December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

10.	Tax payable

	As of
	December 31, 2017	December 31, 2018
Value added tax	20,157,051	98,020,846
Individual income tax withholding	463,848	1,721,939
Urban maintenance and construction tax	435,398	1,256,633
Stamp duty	287,303	287,303
Total	21,343,600	101,286,721

The Group’s revenues are subject to value-added tax at a rate of approximately 6%.

11.	Accrued liabilities and other liabilities

	As of
Accrued liabilities and other current liabilities	December 31, 2017	December 31, 2018
Accrued advertising and marketing expense	—	288,782,409
Cultural development fee and other tax surcharges(1)	17,455,833	76,151,018
Accrued professional fees	3,500,000	6,074,086
Accrued employee welfare expense	—	4,709,056
Refund from depositary bank(2)	—	2,597,700
Accrued Series A convertible redeemable preferred shares issuance cost of a subsidiary	—	126,146
Others	465,806	690,144
	21,421,639	379,130,559
Non-current
Non-refundable incentive payment from depositary bank(2)	—	9,686,219
Total	21,421,639	388,816,778

(1)	The Group is subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate is 3% of the net advertising revenues.

(2)

The Company received non-refundable incentive payment of USD 1.8 million (RMB 12.5 million) from depositary bank in September 2018. The amount will be recorded ratably as other gains over a 5 year arrangement period. For the year ended December 31, 2018, the Company has recorded RMB 0.7 million in other gains.

12.	Convertible redeemable preferred shares

On September 29, 2017, the Company issued 4,945,055 shares of Series A convertible redeemable preferred shares (the “Series A Shares”) for US$6.5520 per share for cash of US$32,400,000.

On November 14, 2017, the Company issued 1,373,626 shares of Series A1 convertible redeemable preferred shares (the “Series A1 Shares”) for US$7.2800 per share for cash of US$10,000,000.

On March 4, 2018, the Company issued 5,420,144 shares of Series B1 convertible redeemable preferred shares (the “Series B1 Shares”) for US$19.3722 per share for cash of US$105,000,000. Subsequent to the Series B1 Closing, the investor, who is a leading provider of Internet Value-added Services, and the Company’s PRC entities entered into a cooperation agreement that the investor will promote the Company’s mobile application and will charge the Company a service fee. See (1) below for accounting treatment.

On March 8, 2018, the Company issued 3,895,728 shares of Series B2 convertible redeemable preferred shares (the “Series B2 Shares”) for US$23.6156 per share for cash of US$92,000,000.

On April 27, 2018, the Company issued 1,751,539 shares of Series B3 convertible redeemable preferred shares (the “Series B3 Shares”) for US$25.9772 per share for cash of US$45,500,000.

On September 4, 2018, the Company issued 1,450,520 shares of Series C1 convertible redeemable preferred shares (the “Series C1 Shares”) at US$34.47 per share for total consideration of US$50,000,000 to a third party investor (“Series C1 Investor A”). The appraised fair value of Series C1 shares is US$36.78 per share. Concurrently, the Company entered into a cooperation agreement with Series C1 Investor A, under which the Group will provide advertising service to Series C1 Investor A. See (2) below for accounting treatment of the discount.

On September 11, 2018, the Company entered into a supplemental agreement with Series C1 Investor A, under which the number of shares subscribed by Series C1 Investor A has been reduced from 1,450,520 to 290,104. The change of numbers has been concluded by the Company as an extinguishment of mezzanine equity as a separate transaction. See (3) below for accounting treatment of the extinguishment.

On September 4, 2018, the Company issued 145,052 shares of Series C1 convertible redeemable preferred shares at US$37.2280 per share for total consideration of US$5,400,000 to another third party investor (“Series C1 Investor B”).

The Series A, Series A1, Series B1, Series B2, Series B3 and Series C1 shares are collectively referred to as the Preferred Shares.

Upon the Series B1 Shares issuance Closing, several terms of the Series A Shares and Series A1 Shares have been updated to be consistent with the new issued Series B1 Shares’ rights summarized as follows:

(1)	The non-cumulative dividend rate for Series A, A1 was modified from 8% to 12%;
(2)

The term of redemption requirement for Series A Shares and Series A1 Shares has been changed from six years from the date of relevant Series Closing Date to five years from the date of Series B1 Shares issuance Closing;

(3)	The percentage to calculate the liquidation amount was modified from 100% to 120% for Series A Shares and Series A1 Shares;
(4)	The definition of a Qualified IPO.

The Company evaluated the modifications in accordance with its accounting policy and concluded that they are modifications, rather than extinguishment of Preferred Shares because the Company determined that the amendment did not add, remove, significantly change a substantive contractual term or to the nature of the overall instrument. The intention of the modification was to align the redemption rights and dividends right among existing Preferred Shareholders and the incoming Preferred Shareholders.

The modifications that resulted in difference of between the fair value of the modified Series A and Series A1 Preferred Shares and the carrying value of Series A and Series A1 Preferred Shares on the modification date have been recorded as a deemed dividend of RMB 1,916,871 against retained earnings.

The key terms of the Series A, Series A1, Series B1, Series B2, Series B3 and Series C1 Shares after the modifications are as follows:

Conversion rights

Each Preferred Share shall be convertible into such number of ordinary shares at the Preferred Share-to-Ordinary Share conversion ratio equal to Preferred Share Purchase Price for such Preferred Share divided by the then-effective Conversion Price (as defined below) for such Preferred Share. The “Conversion Price” for such Preferred Share shall initially be the Preferred Share Purchase Price for such Preferred Share, resulting in an initial conversion ratio for the Preferred Shares of 1:1, and shall be subject to adjustment and readjustment from time to time, including but not limited to additional equity securities issuance, share dividends, distribution, subdivisions, redemptions, combinations, or consolidation of ordinary shares. The conversion price is also subject to adjustment in the event the Company issues additional ordinary shares at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution on a weighted average basis.

Each Preferred Share may, at the option of the holder thereof, be converted at any time after the date of issuance of such Preferred Shares into Ordinary Shares based on the then-effective Conversion Price.

In addition, each share of the Series A, A1, B1, B2, B3 and C1 Shares would automatically be converted into ordinary shares of the Company (i) upon the closing of an initial public offering of the Company’s shares or (ii) upon the date specified by written consent or agreement of its shareholders.

The Company determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods  In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Company will re-evaluate whether or not a beneficial conversion feature should be recognized.

Dividend rights

The Series C1 Preferred Shareholders shall be entitled to receive, in preference to any dividend on the ordinary shares, non-cumulative dividends for each Preferred Share at the rate equal to 12% of, as the case may be, the Series C1 Preferred Share Purchase Price, for each respective preferred shareholder, payable out of funds or assets when and as such funds or assets become legally available therefor, on parity with each other and prior and in preference to, and satisfied before, any declaration or payment of any dividend on the Series A Preferred Shares, the Series A1 Preferred Shares, the Series B1 Preferred Shares, the Series B2 Preferred Shares, the Series B3 Preferred Shares and the Ordinary Shares.

The Series B1, B2, B3 Preferred Shareholders shall be entitled to receive, in preference to any dividend on the ordinary shares, non-cumulative dividends for each Preferred Share at the rate equal to 12% of, as the case may be, the Series B1, B2, B3 Preferred Share Purchase Price, for each respective preferred shareholder, payable out of funds or assets when and as such funds or assets become legally available therefor, on parity with each other and prior and in preference to, and satisfied before, any declaration or payment of any dividend on the Series A Preferred Shares, the Series A1 Preferred Shares and the Ordinary Shares.

The Series A, A1 Preferred Shareholders shall also be entitled to receive, in preference to any dividend on the ordinary shares, non-cumulative dividends for each Preferred Share at the rate equal to 12% of, as the case may be, the Series A, A1 Preferred Share Purchase Price, for each respective preferred shareholder, payable out of funds or assets when and as such funds or assets become legally available therefor, on parity with each other and prior and in preference to, and satisfied before, any declaration or payment of any dividend on the Ordinary Shares.

Except the Exempted Dividends (as defined below), no dividend, whether in cash, in property, in shares in the Company or otherwise may be declared or paid on any other class or series of shares unless and until the Preferred Dividends are first paid in full.

Exempted Dividends means (1) a dividend payable solely in Ordinary Shares and to all shareholders of the Company on a pro rata basis, (2) the purchase, repurchase or redemption of Ordinary Shares by the Company at no more than cost from terminated employees, officers or consultants in accordance with the ESOP, or pursuant to written contractual arrangements with the Company approved by the Board (so long as such approval includes the approval of the Series A Director and the Series B1 Director), (3) the purchase, repurchase or redemption of Preferred Shares (including in connection with the conversion of such Preferred Shares into Ordinary Shares).

Voting rights

The holders of the Series A, A1, B1, B2, B3 and C1 Shares shall be entitled to such number of votes equal to the whole number of ordinary shares into which such Series, A1, B1, B2, B3 and C1 Shares are convertible.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, all assets and funds of the Company legally available for distribution to the shareholders shall, by reason of the shareholders’ ownership of the shares, be distributed as follows:

First, the holders of the Series C1 Shares shall be entitled to receive for each such Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of the Series B1, B2, B3, A, A1 and Ordinary Shares by reason of their ownership of such shares, the amount equal to: (i) for each Series C1 Preferred Share, one hundred and twenty percent (120%) of the applicable Series C1 Issue Price, plus all accrued but unpaid dividends on such Series C1 Preferred Share.

Second, the holders of the Series B1, B2 and B3 Shares shall be entitled to receive for each such Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of the Series A and A1 Preferred Shareholders by reason of their ownership of such shares, the amount equal to one hundred percent (120%) of the applicable Series B1, B2, B3 Issue Price, plus all accrued but unpaid dividends on such Preferred Shares.

Third, the holders of the Series A  Shares and Series A1  Shares shall be entitled to receive for each such Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of the Ordinary Shares by reason of their ownership of such shares, the amount equal to one hundred percent (120%) of the applicable Series A and A1 Issue Price, plus all accrued but unpaid dividends on such Preferred Shares. If the assets and funds available for distribution among the Preferred Shareholders shall be insufficient to permit the payment to such holders of the full amount, then the entire remaining assets and funds of the Company legally available for distribution to such shareholders shall be distributed ratably among the shareholders in proportion.

Fourth, if there are any assets or funds remaining after the aggregate amount have been distributed or paid in full to the applicable holders of Series A, A1, B1, B2, B3, C1 Shares, the remaining assets and funds of the Company available for distribution shall be distributed ratably among all shareholders according to the relative number of Ordinary Shares held by such holders on an as if converted basis.

A Deemed Liquidation Event shall be deemed to be any change of control event such as a liquidation, dissolution or winding up, merger and acquisition, reorganization of the Company, a sale, transfer, lease or other disposition of all or substantially all of the assets of any Group Company or the exclusive, irrevocable licensing of all or substantially all of any Group Company’s intellectual property to a third party. Any proceeds, whether in cash or properties, resulting from a Deemed Liquidation Event shall be distributed in accordance with the liquidation preference above.

Redemption right

For Series A, A1, B1, B2, B3 or C1 Shares, at the written request of any Series A or Series A1 Shareholder(s) who individually or in the aggregate hold(s) at least fifty one percent (51%) of all the issued and outstanding such Preferred Shares (“Initial Redemption Notice”), the Company shall redeem all or portion of the outstanding Series A, A1, B1, B2, B3 or C1 Shares respectively held by such Shareholder(s) upon the following redemption event: (i) the Company’s failure to complete a Qualified IPO within five (5) years after the date of the Series B1 Shares issuance Closing; (ii) any material breach by any Warrantor (as defined in the Series A, A1, B1, B2, B3 or Series C1 Purchase Agreement) in the Transaction Documents (as defined in the such Series Preferred Purchase Agreement, including those duly amended and restated versions from time to time) which causes a Material Adverse Effect (as defined in the such Series Preferred Purchase Agreement) on the business of the Group Companies or any holder of the Series A, A1, B1, B2, B3 or Series C1 Shares, or in the event any Warrantor gives any material misrepresentation or engages in wilful or fraudulent misconducts, which causes a Material Adverse Effect on the business of the Group Companies or any holder of the Series A, A1, B1, B2, B3 or Series C1 Preferred Shares.

In addition, the Company shall (1) promptly thereafter provide all of the other holders of Preferred Shares notice of the Initial Redemption Notice and of their right to participate in such redemption, which right is exercisable by each such holder in their own discretion by delivering a written notice (each, a “Redemption Notice”) by hand or letter mail or courier service to the Company at its principal executive offices within fifteen (15) days of the giving of such notice by the Company, requesting and specifying redemption of all or part of their Preferred Shares, and (2) pay to each holder (each, a “Redeeming Preferred Shareholder”) of a Preferred Share for which an Initial Redemption Notice or a Redemption Notice has been timely submitted (each, a “Redeeming Preferred Share”).

The redemption price for each Series A, A1, B1, B2, B3 or Series C1 Shares shall be determined in accordance with the following formula:

IP x (110%) N + D, where

IP = Series A, A1, B1, B2, B3 or Series C1 Issue Price;

N = a fraction the numerator of which is the number of calendar days between date the Series A, A1, B1, B2, B3 or Series C1 Issue Date and the date on which the Redemption Price is paid and the denominator of which is 365;

D = all declared but unpaid dividends on each Series A, A1, B1, B2, B3 or Series C1 Shares up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers.

Warrant

Before the issuance of Series B2 Shares, one of investors entered into a Loan and Guarantee agreement with the Company on February 12, 2018, pursuant to which the investor lent US$5,000,000 to the VIE while the Company issued a warrant to the investor to the right to purchase 211,724 Series B2 Shares at an exercise price of $23.62 per share. On March 21, 2018, the investor exercised the warrant and subscribed to 211,724 Series B2 Preferred Shares. The US$5,000,000 loan has been settled and converted to the investor’s 211,724 entitled shares upon the exercise of the warrant. Given that the outstanding period of the loan and warrant was within a month, the value of the conversion feature in the loan and the warrant was determined to be immaterial.

(1) Accounting of Preferred Shares

The Company classified the Preferred Shares in the mezzanine section of the consolidated balance sheets because they were convertible at the holders’ option any time after the date of issuance of such shares and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control, including the Company’s failure to complete a Qualified IPO within five years following the date of Series B1 Closing. A Qualified IPO is defined as a firm commitment underwritten public offering of the Ordinary Shares of the Company (or depositary receipts or depositary shares therefor) in the United States pursuant to an effective registration statement under the United States Securities Act of 1933, as amended or in another jurisdiction which results in the Ordinary Shares trading publicly on a recognized international securities exchange approved by the majority Preferred Shareholders, with (i) if such public offering takes place within 5 years of the Series B1 Closing, minimum pre-money valuation of $5,000,000,000 and minimum gross proceeds to the Company of $500,000,000, or (ii) if such public offering takes place within the year 2018, minimum post-money valuation of $3,000,000,000 and minimum gross proceeds to the Company of $300,000,000. The Preferred Shares are recorded initially at fair value, net of issuance costs.

For the years ended December 31, 2017 and 2018, the issuance costs incurred were RMB 9.1 million and RMB 33.1 million.

The Qualified Public Offering deadline is five years following the Closing of Series B1. As such, the failure to complete a Qualified Public Offering by March 4, 2023 would be considered the earliest redemption date for all Preferred Shares.

Based on the Company’s valuation results, the Series B1 Shares were issued on March 4, 2018 at $19.37 per share with an 18% discount compared with the fair value at $22.46 per share of the Series B1 Shares on the issuance date. On March 8, 2018, the Series B2 Shares were issued at $23.62 per share at fair value. Although the Company entered into the cooperation agreement with the B1 investor which would expire in 2021, management concluded the terms were not advantageous in terms of prices or payment terms, and the services covered were not exclusive or unique for the Company, that service fees in the agreement were determined based on market value and that the Company could have obtained similar services with similar prices from other service suppliers. As a result, the cooperation agreement with the investors for the Series B1 Shares were accounted for separately from the issuance of the Series B1 Shares. The Company also determined that the conversion price was higher than the estimated fair value of the ordinary shares on the issuance date and as such that there was no beneficial conversion feature embedded in the issuance of the Series B1 Shares. Accordingly the Company did not separately account for the discount on the issuance price of Series B1 Shares.

The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date according to the redemption price calculation described above except for Series C1 issued to Series C1 investor A, the related accounting treatment was described in (2) Accounting of discount in Series C1 convertible redeemable preferred shares insurance price below. Preferred shares are denominated in USD and the reporting currency of the Company is RMB. Therefore, foreign currency translation adjustments arising from the fluctuation of the exchange rate between USD and RMB are recorded as a separate component of shareholders’ deficit on the consolidated financial statement.

When the preferred shareholders converted their preferred shares to ordinary shares upon completion of the IPO in September 2018, the Company calculated the accretion value of the preferred share through the IPO date and the difference between the carrying value of the preferred shares on the IPO date and the paid-in capital of ordinary share converted into were recognized in the additional paid-in capital.

(2) Accounting of the discount offered to Series C1 Investor A

As mentioned above, the per share cash consideration of US$34.47 received from Series C1 Investor A was lower than the appraised fair value of US$36.78 per share. The discount between the fair value and cash consideration was offered since to Series C1 Investor A has entered into a cooperation agreement with the Company and is going to be a future customer of the Company. Therefore, the discount of US$3.35 million (RMB 22.8 million) has been accounted for as upfront incentive payment to customer. The upfront incentive payment shall be charged to expense during the one year period in which the Company will provide advertising service to Series C1 Investor A. As of December 31, 2018, the carrying value of incentive payment has no change, as the Company did not begin providing advertising service to that investor until March of 2019.

(3) Accounting of the extinguishment of mezzanine equity related to Series C1 Investor A

As mentioned above, the Company assessed and concluded that the reduction of shares committed from 1,450,520 to 290,104 is an extinguishment of mezzanine equity. The extinguishment of the preferred shares was recorded at fair value  on repurchase day. A gain, which was the difference of US$2.68 million (RMB 18.3 million) between the excess of the fair value of the consideration over the carrying value of preferred shares upon the repurchase date, was recorded in  accumulated deficit.

(4) Agreement for issuance of Series C2 Shares

On August 27, 2018, the Company entered into a share subscription agreement with a subsidiary of Shanghai Dongfang Newspaper Co., Ltd., commonly known as “The Paper”, a leading online news service provider in China. The Paper is a subsidiary of Shanghai United Media Group, which is a wholly state- owned enterprise.

Pursuant to the a share subscription agreement, the Company agreed to issue 1,480,123 Series C2 convertible redeemable preferred shares (or ordinary shares once the Company completes its initial public offering) (“Series C2 Shares”) to The Paper for consideration of US$55,102,061, of which US$20,408,171 or US$13.79 per share (“Series C2 Cash Price”) and certain business and strategic cooperation between The Paper and the Group. In particular, the completion of the Series C2 share subscription will be subject to regulatory approvals from relevant PRC government authorities and the Company currently expects the transaction to be closed in the next 12 months following the date of share subscription agreement.

In addition, Shanghai Jifen (VIE entity of the Group) has agreed to issue equity interests representing 1% of its enlarged share capital to The Paper at a nominal price which has not been completed as of December 31, 2018.

Up to the date of issuance of these consolidated financial statements, the aforementioned share subscription has not been approved by the relevant PRC government authorities and the transaction is yet to completed.

Since the share subscription agreement did not represent a firm commitment to issue shares until  the formal completion of the transaction, and the Company has completed IPO in September 2018, the Company has not recognized the issuance of ordinary shares as of December 31, 2018.

The Company’s convertible redeemable preferred shares activities for the years ended December 31, 2017 and 2018 are summarized below.

	Series A Shares		Series A1 Shares		Series B1 Shares		Series B2 Shares		Series B3 Shares		Series C1 Shares
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of January 1, 2017	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of convertible redeemable preferred shares, net of issuance costs.	4,945,055	208,490,509	1,373,626	63,630,530	—	—	—	—	—	—	—	—
Foreign exchange impacts	—	(3,226,201)	—	(1,012,930)	—	—	—	—	—	—	—	—
Accretion on convertible redeemable preferred shares to redemption value	—	5,213,802	—	798,981	—	—	—	—	—	—	—	—
Balances as of December 31, 2017	4,945,055	210,478,110	1,373,626	63,416,581	—	—	—	—	—	—	—	—
Balances as of January 1, 2018	4,945,055	210,478,110	1,373,626	63,416,581	—	—	—	—	—	—	—	—
Issuance of convertible redeemable preferred shares, net of issuance costs.	—	—	—	—	5,420,144	651,736,522	3,895,728	569,316,830	1,751,539	282,249,969	1,595,572	400,521,762
Repurchase of convertible redeemable preferred shares	—	—	—	—	—	—	—	—	—	—	(1,160,416)	(291,005,729)
Foreign exchange impacts	—	10,300,700	—	3,134,288	—	52,030,049	—	47,260,953	—	22,452,981	—	287,512
Accretion on convertible redeemable preferred shares to redemption value	—	15,718,213	—	4,840,875	—	37,001,459	—	31,800,587	—	12,312,158	—	133,451
Conversion to ordinary shares upon IPO	(4,945,055)	(236,497,023)	(1,373,626)	(71,391,744)	(5,420,144)	(740,768,030)	(3,895,728)	(648,378,370)	(1,751,539)	(317,015,108)	(435,156)	(109,936,996)
Balances as of December 31, 2018	—	—	—	—	—	—	—	—	—	—	—	—

13.	Ordinary Share

On July 17, 2017, Qutoutiao Inc. was incorporated as Limited Liability Company with authorized share capital of US$50,000 divided into 50,000 shares with par value US$1.00 each. On September 1, 2017, the authorized share capital of US$50,000, which represented 50,000 issued shares, was subdivided into 500,000,000 shares. As of December 31, 2017, the authorized ordinary shares are 493,681,319 shares, of which 50,000,000 shares were issued and 40,000,000 shares were outstanding, and the authorized, issued and outstanding Series A and A1 convertible redeemable preferred shares are 4,945,055 shares and 1,373,626 shares respectively.

In November 2017, a shareholder of the Company sold certain ordinary shares to third party investors at US$7.28 per share. The sale of ordinary shares is a transaction amongst shareholders and did not impact the Group’s consolidated financial statements.

In January 2018, the founders entered into Share Restriction Deeds with the Company such that a total of 15,937,500 ordinary shares of the Company held by the founders became restricted and will vest over periods from 24 months to 34 months. Prior to the end of the vesting periods, all the remaining restricted shares shall vest immediately and no longer constitute restricted shares upon a Deemed Liquidation Event or IPO of the Company. In the event that the founder voluntarily and unilaterally terminates his employment/ service contract with any applicable Group entities or his employment or service relationship is terminated by any applicable Group entities for cause as stated in the Deed, the related founder shall sell to the Company, and the Company shall repurchase from the founder, all of the restricted shares (not vested shares) at a price of US$0.0001 per share. For accounting purposes, this transaction has been reflected retrospectively similar to a reverse stock split and presented in the balance sheet as of December 31, 2017 and statement of shareholders’ deficit as a reduction of the numbers of issued and outstanding ordinary shares. Upon the execution of the Share Restriction Deeds in January 2018, the total 15,937,500 ordinary shares were presented as an increase of the numbers of issued ordinary shares, with the grant to be recognized as share-based compensation over the vesting periods at their then fair value on January 3, 2018 (Note 14). Upon the completion of the Company’s IPO in September 2018, 15,937,500 ordinary shares were all vested.

In February 2018, the Company established a trust to hold 10,000,000 of the Company’s issued shares. These ordinary shares were contributed by the founder and held in trust for the benefit of the employees who are under the 2017 Plan to be issued based on the discretion of the board of directors of the Company. The ordinary shares issued to the trust are accounted for as treasury shares of the Company and presented as such for all periods presented. As of December 31, 2018, 500,000 granted shares have been exercised and were issued from treasury shares. The trust does not hold any other assets or liabilities as at December 31, 2017 and 2018, nor earn any income nor incur any expenses for the years ended December 31, 2017 and 2018.

From January to March 2018, shareholders of the Company sold certain ordinary shares to third party investors at about US$ 23.62 per share. Except for the sale of ordinary share to existing shareholders which resulted in share-based compensation of RMB 1.4 million, the sale of ordinary shares is a transaction amongst shareholders and did not impact the Group’s consolidated financial statements.

In September 2018, the Company completed its initial public offering on the NASDAQ Global Select Market of 13,800,000 American Depositary Shares (“ADS”) (including 1,800,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option) (every four ADS represents one Class A ordinary share, for a total ordinary shares offering of 3,450,000 shares), at a price of US$7.00 per ADS for a total offering size of approximately US$96.6 million. The net proceeds raised from the IPO amounted to approximately RMB 590.9 million (US$85.9 million) after deducting underwriting discounts and commissions and other offering expenses.

Upon the completion of the IPO, all classes of preferred shares of the Company were converted and designated as Class A ordinary shares on a one-for-one basis. 34,248,442 ordinary shares, including the vesting of 15,937,500 ordinary owned by the founders  that became subsequently restricted on January 3, 2018, were designated as Class B ordinary share on a one-for-one basis. All the remaining ordinary shares were designated as Class A ordinary shares on a one-for-one basis.

14.	Share-based compensation

(a) Share option plan

In 2016, Jifen’s controlling shareholder authorized grants of incentive awards owned by him to the employees, non-employee directors, officers and consultants. The incentive awards provide for the issuance of up to 20% of the equity interests in Jifen, or equivalent to 10,000,000 ordinary shares of the Company (after adjustment to give effect to the recapitalization described below to reflect the exchange of two Jifen shares for one ordinary share of the Company).

In 2016 and 2017, Jifen granted options to the employees of Jifen and its subsidiaries to purchase 5,969,427 and 1,642,745 shares, respectively (after adjustment to give effect to the recapitalization described below to reflect the exchange of two Jifen shares for one ordinary share of the Company). The options can be exercised within 10 years from the grant date. These options granted are vested upon satisfaction of service condition, which is generally satisfied over four years.

In 2016 and 2017, Jifen granted options to the employees of companies under common control of the founder to purchase 1,654,082 and 233,746 shares, respectively (after adjustment to give effect to the recapitalization described below to reflect the exchange of two Jifen shares for one ordinary share of the Company). The options can be exercised within 10 years from the grant date. The fair value of these options are recognized as dividends to founder in full at grant date. Note that the companies under common control of the founder are providing administrative services to Jifen and Jifen pays a fee charged at market rates for the services received, so no compensation expense is reflected for these grants.

In 2016, Jifen granted options to third party consultants to purchase 500,000 shares (after adjustment to give effect to the recapitalization described below to reflect the exchange of two Jifen shares for one ordinary share of the Company). The options were vested immediately upon the grant as the related services have been completed upon the grant dates.

As part of the restructuring in 2017, in February 2018, the Board of Directors of the Company approved the 2017 Equity Incentive Plan, which assumed Jifen’s obligations and duties under the options granted by Jifen from 2016 to 2017. As a result, the options granted by Jifen were replaced with options of the Company. Such new options replaced the options granted under Jifen’s existing options in its entirety by exchanging of two options granted by Jifen for one option of the Company while maintaining their respective terms and vesting schedules unchanged. This replacement represents a modification of the awards under the accounting guidance, but no incremental compensation cost is required to be recognized because there was no change in fair value of the awards as measured immediately before and after the modification.

In February 2018, the board of the directors of the Company approved a 2018 Equity incentive plan. Under this plan, the Company is authorized to issue 2,964,141 ordinary shares of the Company.

In January 2019, the board of the directors of the Company approved a 2019 Equity incentive plan. The equity incentive plan replaced the 2017 equity incentive plan and 2018 equity incentive plan that the Company previously adopted in their entirety and assumed the awards previously granted under these two plans. On March 5, 2019, the Company increased the aggregate number of Class A ordinary shares reserved for issuance pursuant to awards granted under the equity incentive plan by 3.5% of the total number of Class A ordinary shares and Class B ordinary shares outstanding as of December 31, 2018.

Share-based compensation expense related to the option awards granted to the employees amounted to approximately RMB  0.2 million and RMB 3.4 million and RMB 77.3 million for the years ended December 31, 2016, 2017 and 2018.

Share-based compensation expense related to the option awards granted to the third party consultants amounted to approximately RMB 0.2 million for the year ended December 31, 2016.

Share-based awards related to the option awards granted to the employees of companies under common control of the founder were measured at fair value at the grant dates and amounts of RMB  0.6 million, RMB 4.4 million and RMB 6.8 million was recognized as dividends distributed to the founder in 2016, in 2017 and in 2018, respectively. In 2018 some employees of companies under common control of the founder were transferred to be the Company’s employee. The related unvested options granted were not modified in connection with the change in status, but future service is still necessary to earn the award over the remaining periods. Accordingly, the share-based compensation expense related to the unvested options were measured as if the related unvested options were newly granted at the date of the change and recognized over the remaining vesting periods. On the date of transfer, total share-based compensation expense measured at fair value amounted to RMB 73.2 million, among which approximately RMB 9.3 million were recorded as share-based compensation expense for the year ended December 31, 2018.

The following table summarizes the share option activity for the years ended December 31, 2016, 2017 and 2018 and all option amounts and exercise prices have been adjusted for the 2017 restructure:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
		RMB	In Years	RMB’000	RMB
Outstanding at January 1, 2018	10,000,000	0.0007
Granted	2,893,020	0.0007			130.51
Exercised	(500,000)	0.0007
Forfeited	(217,437)	0.0007
Outstanding at December 31, 2018	12,175,583	0.0007	8.1	1,939,500	33.95
Vested and expected to vest at December 31, 2018	11,996,500	0.0007	8.1	1,910,973	32.55
Exercisable at December 31, 2018	4,797,106	0.0007	7.6	764,151	3.74

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of RMB 5.21, RMB 52.51 and RMB 159.29 (US$23.21) at December 31, 2016, 2017 and 2018.

The total fair value of share options vested during the years ended December 31, 2016, 2017 and 2018 was RMB  0.2 million, RMB 0.7 million and RMB 17.0 million respectively.

As of December 31, 2018, there was RMB 399.0 million of unrecognized share-based compensation expense related to share options granted, which were expected to be recognized over a weighted-average vesting period of 1.5 and 3.5 years, respectively. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted during the years ended December 31, 2016, 2017 and 2018.

	Options Granted in the year ended December 31, 2016	Options Granted in the year ended December 31, 2017	Options Granted in the year ended December 31, 2018
Expected volatility	53.16%~53.96%	51.61%~52.41%	50.71%~51.25%
Risk-free interest rate	2.74%~3.02%	3.28%~3.62%	2.83%~3.15%
Exercise multiple	2.8	2.8	2.8
Expected dividend yield	0%	0%	0%
Contractual term	10	10	10
Expected forfeiture rate (post-vesting)	0%	0%	0~20%
Fair value of the common share on the date of option grant (RMB)	0.31~5.21	8.44~23.98	122.52~153.23

Notes:

(i)

The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of the Chinese sovereign bond/US government bond with a maturity life equal to the expected life to expiration.

(ii)	The Company has no history or expectation of paying dividends on its ordinary shares.
(iii)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

(b) Restricted shares to founders with service conditions

On January 3, 2018, the founders entered into Share Restriction Deeds with the Company such that a total of 15,937,500 ordinary shares of the Company held by the founders became restricted and will vest over periods from 24 months to 34 months starting January 2018. Prior to the end of the vesting periods, all the remaining restricted shares shall vest immediately and no longer constitute restricted shares upon a Deemed Liquidation Event or IPO of the Company. In the event that the founder voluntarily and unilaterally terminates his employment/service contract with any applicable Group entities or his employment or service relationship is terminated by any applicable Group entities for cause as stated in the Deed, the related founder shall sell to the Company, and the Company shall repurchase from the founder, all of the restricted shares (not vested shares) at a price of US$0.0001 per share. This transaction has been reflected retrospectively similar to a reverse stock split, with a grant of the 15,937,500 restricted shares recognized in January 2018 at their fair value. The grant is being treated as share-based compensation over the vesting periods, and the estimated grant date fair value of the 15,937,500 ordinary shares approximated to at RMB 864.7 million (US$128.1 million). Share-based compensation expense of RMB 215.0 million (US$33.1 million) were recorded as share-based compensation expense through the completion of IPO. Upon the completion of IPO in September, 2018 which was prior to the end of the vesting periods, the entire remaining unrecognized compensation expenses approximating RMB 649.7 million (US$95.0 million) was expensed immediately.

15.	Employee benefits

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to RMB 0.9 million, RMB 7.4 million and RMB 58.1 million for the years ended December 31, 2016, 2017 and 2018, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

16.Income Taxes

(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong Profits Tax

One of the Company’s subsidiary incorporated in Hong Kong is subject to Hong Kong profits tax rate of 16.5% on its estimated assessable profit for the years ended December 31, 2016 and 2017. Dividends income received from subsidiaries in China are not subject to Hong Kong profits tax.

(c)	PRC Enterprise Income Tax (“EIT”)

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

Jifen obtained in 2016 its HNTE certificate with a valid period of three years. Therefore, Jifen is eligible to enjoy a preferential tax rate of 15% from 2016 to 2018 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Jifen also obtained a software company certificate in 2017. Pursuant to such certificate, Jifen qualifies for a tax holiday during which it is entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation and a 50% reduction of enterprise income tax for the following three years. However Jifen has not yet enjoyed the above-mentioned preferential tax treatments due to its loss position and as such there is no impact of these tax holidays on earnings or earnings per share.

Reconciliation of the differences between statutory audit rate and the effective tax rate

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year ended December 31,
	2017	2018
	%	%
PRC Statutory income tax rates	25%	25%
Change in valuation allowance	(25.6%)	(15.3%)
Permanent book — tax difference	1.6%	(9.9%)
Difference in EIT rates of certain subsidiaries	(1.0%)	0.2%
Total	0%	0%

Composition of income tax benefit

The current and deferred portions of income tax benefit included in the consolidated statements of comprehensive loss are as follows:

	Year ended
	December 31, 2016	December 31, 2017	December 31, 2018
Current income tax expense	—	—	—
Deferred income tax benefit	—	—	(400,541)
Income tax benefit	—	—	(400,541)

Deferred tax assets and liabilities

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of
	December 31, 2017	December 31, 2018
Deductible temporary difference to accruals and others	4,725,654	158,576,042
Tax losses carried forward	23,050,789	167,760,191
Less: Valuation allowance	(27,776,443)	(326,336,233)
Total of deferred tax assets	—	—
Taxable temporary difference related to acquired right to operate an online audio/video content platform	—	23,631,899
Total of deferred tax liabilities	—	23,631,899

Deferred tax liability of RMB 24.0 million represents the difference between the accounting basis and tax basis of the acquired right to operate an online audio/video content platform (Note 9) and will be realized over 10 years which is in line with the acquired right’s amortization period.

As of December 31, 2016, 2017 and 2018, the PRC entities of the Group had tax loss carryforwards of approximately RMB 7.5 million, RMB 92.2 million and RMB675.5 million respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will start to expire in 2020 for the amount of RMB 79,480 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2020 and 2024. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets will not be realized due to lack of profitable history to support the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize part or all of its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

As of December 31, 2017 and 2018, valuation allowances of RMB 27.8 million and RMB326.3 million were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance is as follows:

	Year ended
	December 31, 2016	December 31, 2017	December 31, 2018
Beginning balance	292,552	3,496,764	27,776,443
Additions	3,204,212	24,279,679	298,559,790
Ending balance	3,496,764	27,776,443	326,336,233

17.	Redeemable non-controlling interests and non-controlling interests

(a) Redeemable non-controlling interests

In November 14, 2018, Fun literature, one of the Company’s wholly owned subsidiaries, entered into preferred share purchase agreements with certain third party investors (“Fun preferred shareholders”) to issue 3,763,440 shares of series A redeemable convertible preferred shares (Fun Preferred Shares) at the price of US$3.72 per share for an aggregate issuance price of US$14.0 million (RMB 97.1 million). The Fun Preferred Shares on an as-if-converted basis represented approximately 7% of the aggregate issued and outstanding share capital of Fun literature on the closing date, with the Company holding the remaining 93%.

Pursuant to the preferred share agreement, the Fun preferred shareholders have the right to convert all or any portion of their preferred shareholdings into ordinary shares of Fun literature at the initial conversion ratio of 1:1 at any time after the date of issuance of the preferred shares, and the conversion ratio is subject to adjustment for dilution, including but not limited to stock splits, stock dividends and recapitalization. In addition, the Fun Preferred Shares will automatically convert into the Fun Literature’s ordinary shares upon the occurrence of a qualified initial public offering (as defined in the share purchase agreement), at the then effective and applicable conversion price.

The other main rights, preferences and privileges of Fun Preferred Shares are as follows:

Dividend rights

If the board of Fun literature declares dividend, the Investors have the same rights as the ordinary shareholders.

Liquidation preferences

In the event of any liquidation, dissolution or winding up of Fun literature, either voluntarily or involuntarily, the Fun preferred shareholders rank pari passu with the ordinary shareholders.

Redemption rights

The Fun preferred shareholders have the right to require Fun literature to purchase all the shares from the Fun preferred shareholders within five years after the closing of the issuance by the holders in the event that (i) a qualified initial public offering has not occurred, or (ii)) any material breach of representations and warranties, covenants or obligations made or borne by any The Company that cause material adverse effect on any Fun preferred shareholders, or (iii) any the Company engages in wilful or fraudulent misconducts that cause material adverse effect on any Fun preferred shareholders. The redemption need to be done within 60 days from the date on which the Fun preferred shareholders raise their written request. The redemption price equals initial investment plus 10% annual compound interests.

Voting rights

The Fun preferred shareholders have the number of votes as equal to the number of shares they hold.

Since the Fun Preferred Shares are redeemable at a determinable price on a determinable date, at the option of the holder, or upon occurrence of an event that is not solely within the control of Fun Literature, the Fun Preferred Shares are accounted for as redeemable non-controlling interests in the Group’s consolidated balance sheets.

Subsequently, the redeemable non-controlling interests should be carried at the higher of (1) the carrying amount after the attribution of net income of the Company (2) the expected redemption value. The Company accretes for the difference between the initial carrying value and the ultimate redemption price to the earliest possible redemption date using the effective interest method.

The Company’s redeemable non-controlling interests activities for the year 2018 is summarized  as follows:

	Year ended
	December 31, 2017	December 31, 2018
Beginning balance	—	—
Issuance of Fun Preferred Shares	—	97,019,860
Foreign exchange impacts	—	(1,061,206)
Accretion to redemption value of redeemable non-controlling interests	—	978,201
Ending balance	—	96,936,855

(b) Non-controlling interests

Non-controlling interests represent the Group’s overseas subsidiary’s cumulative results of operations and changes in deficit attributable to non-controlling shareholders. The subsidiary was set up by the group and the non-controlling shareholders in May 2018 with nominal capital injection and the Group and non-controlling shareholders own 73.34% and 26.66 equity interests in that subsidiary respectively. The non-controlling shareholders have not yet funded their share of the formation capital.

18.	Related Party transactions

As of December 31, 2017 and 2018, the transaction and balance amount due to/from related parties was as follows:

Transaction amount with related parties

	Year ended
	December 31, 2016	December 31, 2017	December 31, 2018
Services provided by the Group
Prepaid to a related party(1)	5,000,000	—	—
Agent and platform service provided to a related party(2)	—	—	29,597,143
Advertising and marketing service provided to related parties(3)	—	—	17,447,475

	Year ended
	December 31, 2016	December 31, 2017	December 31, 2018
Services received by the Group
Received from a related party(1)	—	5,000,000	—
Service fee charged from a related party(4)	3,024,000	16,788,160	—
iCloud server and other service fee charged from a related party(5)	—	—	13,875,839
Advertising service fee charged from related parties(6)	—	—	15,815,201

(1)

Amount due from a related party represented cash prepaid to a related party for a cooperation of a potential business project. However, as the project was canceled, the money was refunded to the Company in 2017.

(2)

The Group provided agent and platform service between the advertising customers and a company in which the founder of the Company was a member of key management by facilitating the advertising customers to display their advertisements. The founder was no longer a member of  management of that company as of December 31, 2018.

(3)

The service fee charged to related parties consisted of: the advertising and marketing service of RMB 4.5 million provided to a company in which the founder of the Company was a member of key management (the founder was no longer a member of management of that company as of December 31, 2018), and the advertising and marketing service of RMB 12.9 million provided to Series B1 shareholder through September 2018 (After the IPO in September 2018, the Series B1 shareholder has no right to nominate the board member of the Company and has only 1.5% voting power of the Company and no ability to exercise significant influence. As a result, the Series B1 shareholder was no longer a related party of the Company after September 2018).

(4)

The service fee charged from related parties represented the costs charged from a company under common control of the founder which provided the Group with financial accounting, office space sharing and other IT and administrative support services.

(5)

The service fee mainly represented iCloud server and short message service fees charged from Series B1 shareholder through September 2018. After the IPO in September 2018, the Series B1 shareholder has no right to nominate the board member of the Company and has only 1.5% voting power of the Company and no ability to exercise significant influence. As a result, the Series B1 shareholder was no longer a related party of the Company after September 2018.

(6)

The Group entered into a cooperation agreement with Series B1 shareholder to promote the Company’s mobile application, and the cooperation agreement requires the Company to prepay a total service fee of RMB 31.5 million which will be recognized as expense over 3 years. For the year ended December 31, 2018, total service fee recognized as expense amounted to RMB 15.8 million. After the IPO in September 2018, the Series B1 shareholder has no right to nominate the board member of the Company and has only 1.5% voting power of the Company and no ability to exercise significant influence. As a result, the Series B1 shareholder was no longer a related party of the Company after September 2018.

19.	Basic and diluted net loss per share

(a) Basic and diluted net loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2016, 2017 and 2018 as follows:

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018
Numerator:
Net loss attributable to Qutoutiao Inc.	(10,862,379)	(94,759,689)	(1,942,571,687)
Accretion on Series A convertible redeemable preferred shares redemption value	—	(5,213,802)	(15,718,213)
Accretion on Series A1 convertible redeemable preferred shares redemption value	—	(798,981)	(4,840,875)
Accretion on Series B1 convertible redeemable preferred shares redemption value	—	—	(37,001,459)
Accretion on Series B2 convertible redeemable preferred shares redemption value	—	—	(31,800,587)
Accretion on Series B3 convertible redeemable preferred shares redemption value	—	—	(12,312,158)
Accretion on Series C1 convertible redeemable preferred shares redemption value	—	—	(133,451)
Deemed dividend to preferred shareholders (note 12)	—	—	(1,916,871)
Accretion on redemption value of Series A convertible redeemable preferred shares of a subsidiary (note 17)	—	—	(978,201)
Gains on repurchase of convertible redeemable preferred shares (note 12)	—	—	18,332,152
Net loss attributable to ordinary shareholders-Basic and diluted	(10,862,379)	(100,772,472)	(2,028,941,350)
Denominator:
Denominator for basic and diluted loss per share Weighted- average ordinary shares outstanding (Note)
Basic and diluted	24,062,500	24,062,500	35,000,472
Basic and diluted loss per share	(0.45)	(4.19)	(57.97)
Denominator for basic and diluted loss per ADS Weighted-average ADS outstanding (Note)
Basic and diluted	96,250,000	96,250,000	140,001,888
Basic and diluted loss per ADS	(0.11)	(1.05)	(14.49)

Note: As disclosed in Note 11 for restricted shares, a total of 15,937,500 ordinary shares subject to the restriction are excluded from the issued and outstanding shares as of December 31, 2017 and are likewise excluded from the weighted average outstanding ordinary shares for basic loss per share calculation.

For the years ended December 31, 2016, 2017 and 2018, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti- dilutive effect as a result of the Group’s net loss. The effects of all outstanding share options and restricted shares granted to the founders have also been excluded from the computation of diluted loss per share for the years ended December 31, 2016, 2017 and 2018 due to their anti-dilutive effect.

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended
	December 31, 2017	December 31, 2018
Preferred shares — weighted average	1,425,137	10,134,756
Share options — weighted average	8,496,225	9,857,447
Restricted shares — weighted average	—	6,976,785

20.	Commitments and contingencies

(a) Operating lease commitments

The Group leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all of these leases are two years or less. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases was RMB 0.5 million, RMB 3.7 million and RMB 13.5 million for the years ended December 31, 2016, 2017 and 2018 respectively.

As of December 31, 2018, future minimum payments under non-cancellable operating leases for office rental consist of the following:

	RMB	US$ (Note 2(e))
Years Ending December 31,
2019	35,453,783	5,156,539
2020	21,057,299	3,062,657
2021	3,180,192	462,540
2022	—	—
2023 and thereafter	—	—
Total	59,691,274	8,681,736

(b) Content fee

The Group has entered into non-cancelable agreements for the use of contents owned by certain content providers.

As of December 31, 2018, future minimum payments with respect to these agreements consist of the following:

	RMB	US$ (Note 2(e))
Years Ending December 31,
2019	31,909,496	4,641,044

(c) Capital and other commitments

As of December 31, 2018, future minimum payments under non-cancellable capital expenditure of the following:

	RMB	US$ (Note 2(e))
Years Ending December 31,
2019	1,102,000	160,279
2020	252,000	36,652

(d) Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2018, the Group is not a party to any legal or administrative proceedings, which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

21.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiary and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiary and the VIEs in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiary and the VIEs subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiary in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiary and the VIEs to satisfy any obligations of the Company.

As of December 31, 2017 and 2018, the total restricted net assets of the Company’s subsidiaries, VIEs and their subsidiaries incorporated in PRC and subjected to restriction amounted to approximately RMB 13.1 million and RMB 554.1 million, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. There is no other restriction on the use of proceeds generated by the Company’s subsidiaries, VIEs and VIE subsidiaries to satisfy any obligations of the Company.

22.	Subsequent events (Unaudited)

(a)

On March 28, 2019, the Company and Alibaba Investment Limited, or Alibaba, entered into a convertible loan agreement, pursuant to which Alibaba will advance approximately US$171.1 million in aggregate principal amount of convertible loan, or the Convertible Loan, subject to customary funding conditions. The Convertible Loan will be convertible into the Company’s Class A ordinary shares at Alibaba’s option on or after the date falling 240 calendar days after the date of the agreement or upon the occurrence of an event of default at a conversion price of US$60 per share, equivalent to US$15 per ADS, subject to adjustment under the terms of the agreement. The Convertible Loan will bear interest at the rate of 3.0% per annum, which will be waived in case of conversion or payable at maturity. The Convertible Loan will be unsecured and unsubordinated and mature in three years after the drawdown, unless previously repaid or converted in accordance with their terms prior to such date. The transaction was completed on April 4, 2019.

(b)

On April 5, 2019, the Company completed a follow-on public offering of 3,327,868 American Depositary Shares (“ADSs”) by the Company, every four of which represent one Class A ordinary share of the Company, and 6,672,132 ADSs by several shareholders (the “Selling Shareholders”), at a public offering price of US$10 per ADS. The Company raised approximately US$31.9 million in net proceeds.

ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

The following condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Parent Company used the equity method to account for its investment in its subsidiaries and VIEs. Such investment is presented on the separate condensed balance sheets of the Parent Company as “Payables to subsidiaries and VIEs”. The Parent Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Parent Company’s share of income from its subsidiaries and VIEs is reported as share of income from subsidiaries and VIEs in the condensed financial statements.

The Parent Company is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2018, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

As the Group’s business was operated through Jifen VIE prior to the Parent Company being incorporated in 2017, no Parent Company financial information of 2016 is presented. The consolidated financial statements have been prepared as if the equity structure of the Parent Company had been in existence throughout the periods, but 100% of consolidated net assets and all of results of operations for the year ended December 31, 2016 were restricted.

Condensed Financial Information of the Parent Company

BALANCE SHEETS

	December 31,	December 31,
	2017	2018
	RMB	RMB	US$(Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	267,125,417	2,023,415,810	294,293,624
Amounts due from related parties	25,168	—	—
Prepayments and other current assets	—	29,631,942	4,309,787
Total current assets	267,150,585	2,053,047,752	298,603,411
Total assets	267,150,585	2,053,047,752	298,603,411
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	3,150,000	5,558,005	808,378
Non-current liabilities:
Other non-current liabilities	—	9,686,219	1,408,802
Payables to subsidiaries and VIEs	98,665,905	523,296,223	76,110,279
Total liabilities	101,815,905	538,540,447	78,327,459
Commitments and contingencies
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 4,945,055 shares authorized, issued and outstanding as of December 31, 2017; nil issued and outstanding as of December 31, 2018)	210,478,110	—	—
Series A1 convertible redeemable preferred shares (US$0.0001 par value; 1,373,626 shares authorized, issued and outstanding as of December 31, 2017; nil issued and outstanding as of December 31, 2018)	63,416,581	—	—
Total of mezzanine equity	273,894,691	—	—
Shareholders’ deficit:
Class A ordinary shares (US$0.0001 par value, 43,681,319 and 50,000,000 shares authorized as of December 31, 2017 and 2018; 15,751,558 shares and 37,022,806 issued as of December 31, 2017 and 2018, 5,751,558 shares and 27,522,806 shares outstanding as of December 31, 2017 and 2018)	3,758	16,292	2,370
Class B ordinary shares (US$0.0001 par value; 34,248,442 shares authorized as of December 31, 2017 and 2018; 18,310,942 shares and 34,248,442 shares issued and outstanding as of December 31, 2017 and 2018)	11,965	25,255	3,673
Additional paid-in capital	—	3,684,130,058	535,834,493
Treasury stock (US$0.0001 par value; 10,000,000 and 9,500,000 shares as of December 31, 2017 and December 31, 2018, respectively)	—	—	—
Accumulated other comprehensive income/(loss)	24,651	(16,428,875)	(2,389,481)
Accumulated deficit	(108,600,385)	(2,153,235,425)	(313,175,103)
Total shareholders’ deficit	(108,560,011)	1,514,507,305	220,275,952
Total liabilities, mezzanine equity and shareholders’ deficit	267,150,585	2,053,047,752	298,603,411

STATEMENTS OF COMPREHENSIVE LOSS

	2017	2018
	RMB	RMB	US$(Note 2 (e))
Operating expenses:
General and administrative	(3,933,590)	(959,590,151)	(139,566,599)
Total operating expenses	(3,933,590)	(959,590,151)	(139,566,599)
Loss from operations	(3,933,590)	(959,590,151)	(139,566,599)
Investment income	36,082	3,098,150	450,607
Interest income	471	23,805,861	3,462,419
Loss from subsidiaries and VIEs	(47,242,850)	(1,010,863,748)	(147,024,034)
Loss before provision for income taxes	(51,139,887)	(1,943,549,888)	(282,677,607)
Provision for income taxes	—	—	—
Net loss	(51,139,887)	(1,943,549,888)	(282,677,607)
Preferred share redemption value accretion	(6,012,783)	(101,806,743)	(14,807,177)
Gains on repurchase of convertible redeemable preferred Shares	—	18,332,152	2,666,301
Deemed dividend to preferred shareholders	—	(1,916,871)	(278,797)
Net loss attributable to ordinary shareholders	(57,152,670)	(2,028,941,350)	(295,097,280)
Net loss	(51,139,887)	(1,943,549,888)	(282,677,607)
Foreign currency translation adjustment, net of nil tax	24,651	(16,453,526)	(2,393,066)
Comprehensive loss	(51,115,236)	(1,960,003,414)	(285,070,673)

STATEMENTS OF CASH FLOWS

	2017	2018
	RMB	RMB	US$(Note 2(e))
Cash flows provided by/(used in) operating activities	(747,037)	23,710,900	3,448,607
Cash flows used in investing activities	(9,454)	(591,572,091)	(86,040,592)
Cash flows provided by financing activities	272,121,039	2,206,005,176	320,850,146
Effect of exchange rate changes on cash	(4,239,131)	118,146,408	17,183,682
Net increase in cash and cash equivalents	267,125,417	1,756,290,393	255,441,843
Cash and cash equivalents, beginning of year	—	267,125,417	38,851,781
Cash and cash equivalents, end of year	267,125,417	2,023,415,810	294,293,624

Note: In the Company’s statements of comprehensive loss, accretion to redemption value of Series A convertible redeemable preferred shares interests of a subsidiary amounted to RMB978,201 was treated as the subsidiary’s cost and accordingly was included in the loss of subsidiaries and VIEs in the Company’s statements of comprehensive loss.