Form 20-F
period 2019-12-31
Qutoutiao Inc.
filed 2020-04-23
CIK 1733298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Mr. Xiaolu Zhu, Chief Financial Officer

Telephone: +86-21-6858-3790

Email: ir@qutoutiao.net

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, every four representing one Class A ordinary shares	QTT	NASDAQ Global Select Market
Class A Ordinary Shares, par value US$0.0001 per share*	N/A	NASDAQ Global Select Market

*	Not for trading, but only in connection with the listing on the NASDAQ Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g)

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

39,645,820 Class A ordinary shares were outstanding as of December 31, 2019

32,937,193 Class B ordinary shares were outstanding as of December 31, 2019

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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Emerging growth company	☒

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

•	“oCPC” are to optimized cost-per-click as basis for charging our advertising services;
•	“oCPM” are to optimized cost-per-thousand-impressions as basis for charging our advertising services;
•	“R&D” are to research and development;
•	“registered users” are to users that have registered accounts on our relevant mobile application;
•	“RMB” or “Renminbi” are to the legal currency of China;
•	“lower-tier cities” are to cities in China that are not tier-1 and tier-2 cities;
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

This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Unless the context indicates otherwise, all share and per share data in this annual report have given effect to a share split in September 2017 in which each one of the previously issued ordinary shares was split into 10,000 ordinary shares.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, and as of December 31, 2018 and December 31, 2019.

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
•

our future business development, financial condition and results of operations, including our expectations regarding the impact of the coronavirus (COVID-19) outbreak on our business, financial condition and results of operations;

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

The following selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 and selected consolidated balance sheet as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2016 and selected consolidated balance sheets as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report.

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

	Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for percentages, share and per share data)
Condensed Consolidated Statement of Operations Data:
Revenues(1):
Advertising and marketing revenues	57,880	512,883	2,814,258	5,415,321	777,862
Other revenue	74	4,170	207,888	154,760	22,230
Net revenues	57,954	517,053	3,022,146	5,570,081	800,092
Cost of revenues(2)	(7,178)	(76,481)	(503,613)	(1,640,632)	(235,662)
Gross profit	50,776	440,572	2,518,533	3,929,449	564,430
Operating expenses(2):
Research and development expenses	(2,627)	(15,317)	(270,108)	(926,232)	(133,045)
Sales and marketing expenses	(54,633)	(494,724)	(3,250,038)	(5,489,708)	(788,547)
General and administrative expenses	(4,427)	(25,947)	(980,725)	(267,033)	(38,357)
Total operating expenses	(61,687)	(535,988)	(4,500,871)	(6,682,973)	(959,949)
Other operating income	—	—	725	30,292	4,351
Loss from operations(3)	(10,911)	(95,416)	(1,981,613)	(2,723,232)	(391,168)
Interest income	51	674	27,087	48,440	6,958
Interest expense	—	—	—	(26,878)	(3,861)
Foreign exchange related gains, net	—	—	4,134	1,869	268
Investment income	—	—	4,215	6,327	909
Other income/(expenses), net	(2)	(17)	(69)	9,049	1,300
Loss before income taxes	(10,862)	(94,760)	(1,946,247)	(2,684,425)	(385,594)
Income tax benefit/(expense)	—	—	401	(4,843)	(695)
Net loss	(10,862)	(94,760)	(1,945,846)	(2,689,268)	(386,289)
Net loss attributable to non-controlling interests	—	—	3,275	587	84
Net loss attributable to Qutoutiao Inc.	(10,862)	(94,760)	(1,942,572)	(2,688,681)	(386,205)
Accretion to convertible redeemable preferred shares redemption value	—	(6,012)	(101,807)	—	—
Accretion to redemption value of convertible redeemable preferred shares interests of a subsidiary	—	—	(978)	(20,548)	(2,951)
Gains on repurchase of convertible redeemable preferred shares	—	—	18,332	—	—
Deemed dividend to preferred shareholders	—	—	(1,917)	—	—
Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(10,862)	(100,772)	(2,028,941)	(2,709,229)	(389,156)
Net loss	(10,862)	(94,760)	(1,945,846)	(2,689,268)	(386,289)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	—	25	(16,454)	(1,505)	(216)
Total comprehensive loss	(10,862)	(94,735)	(1,962,300)	(2,690,773)	(386,505)
Comprehensive loss attributable to non-controlling interests	—	—	3,275	587	84
Comprehensive loss attributable to Qutoutiao Inc.	(10,862)	(94,735)	(1,959,025)	(2,690,186)	(386,421)
Net loss per share attributable to Qutoutiao Inc.’s ordinary shareholders(4)
— Basic and diluted	(0.45)	(3.95)	(52.69)	(39.41)	(5.66)
Weighted average number of ordinary shares used in per share calculation: (4)(5)
— Basic and diluted	24,062,500	25,542,031	38,507,184	68,749,981	68,749,981

(1)	Revenues from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Advertising and marketing revenues	—	—	17,447	473,216	67,973
Other revenue	—	—	29,597	—	—

(2)	Cost of revenues and operating expenses from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	120	484	6,020	42,412	6,092
Research and development expenses	166	220	—	—	—
Sales and marketing expenses	74	950	23,671	3,284	472
General and administrative expenses	2,664	15,134	—	—	—

(3)

We recognized share-based compensation expenses of RMB3.4 million, RMB951.6 million and RMB272.0 million (US$39.1 million) in 2017, 2018 and 2019, respectively. Share-based compensation expenses in 2018 included RMB864.7 million that related to certain ordinary shares beneficially owned by certain of our co-founders that became restricted pursuant to share restriction deeds entered into by them in January 2018 and fully vested upon completion of our initial public offering in September 2018.

(4)

The net loss per share for the years ended December 31, 2017 and 2018 has been revised to correct for an immaterial error related to the calculations of basic loss per share due to a failure to include the contingently issuable shares related to options exercisable for a minimal exercise price of RMB0.0007 in the denominator of basic loss per share once there were no further vesting conditions or contingencies associated with them. Accordingly, the basic and diluted net loss per share was revised from RMB4.19 to RMB3.95 and RMB57.97 to RMB52.69 for the years ended December 31, 2017 and 2018. The weighted average number of ordinary shares used in the computation of basic and diluted net loss per share was revised from 24,062,500 to 25,542,031 and 35,000,472 to 38,507,184 for the years ended December 31, 2017 and 2018.

(5)

The number of ordinary shares used in the per share calculation does not include the ordinary shares held by our equity incentive trusts, which, although legally issued and outstanding, are accounted for as treasury shares and as a result, are not deemed as outstanding from an accounting perspective. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Trusts.”

	Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets:
Cash and cash equivalents	269	278,458	2,186,288	347,817	49,961
Restricted cash	—	—	—	27,872	4,003
Short-term investments	12,370	129,770	115,436	1,276,831	183,405
Total current assets	29,758	466,208	2,626,074	2,692,227	386,714
Total assets	29,896	476,581	2,752,472	2,940,197	422,333
Registered users’ loyalty payable	1,023	20,977	256,662	134,145	19,269
Accrued liabilities related to users’ loyalty programs	24,509	187,003	44,134	89,185	12,811
Total liabilities	41,087	311,246	1,144,302	3,149,696	452,426
Total mezzanine equity	—	273,895	96,937	495,845	71,224
Total Qutoutiao Inc. shareholders’ equity (deficit)	(11,191)	(108,560)	1,514,507	(701,482)	(100,762)
Non-controlling interests	—	—	(3,274)	(3,862)	(554)
Total shareholders’ equity (deficit)	(11,191)	(108,560)	1,511,233	(705,344)	(101,316)

Non-GAAP Financial Measure

We use non-GAAP net loss attributable to Qutoutiao Inc., which is a non-GAAP financial measure, in evaluating our results of operation and for financial and operational decision-making purposes. Non-GAAP net loss attributable to Qutoutiao Inc. represents net loss attributable to Qutoutiao Inc. before share-based compensation expenses. We believe that such non-GAAP financial measure help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net loss attributable to Qutoutiao Inc. In particular, share-based compensation expenses in 2018 included RMB864.7 million that related to certain ordinary shares beneficially owned by certain of our co-founders that became restricted pursuant to share restriction deeds entered into by them in January 2018 and fully vested upon completion of our initial public offering in September 2018. We believe that such non-GAAP financial measure also provides useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. It should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measures, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting its usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of the non-GAAP financial measure for the periods indicated:

	Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net loss attributable to Qutoutiao Inc.	(10,862)	(94,760)	(1,942,572)	(2,688,681)	(386,205)
Add: share-based compensation expenses:
Cost of revenues	1	942	5,711	6,190	889
Research and development	149	1,317	29,623	138,792	19,936
Sales and marketing	35	939	9,538	45,042	6,470
General and administrative	209	181	906,754	81,955	11,772
Non-GAAP net loss attributable to Qutoutiao Inc.	(10,468)	(91,381)	(990,945)	(2,416,702)	(347,138)

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Relating to Our Industry and Business

We have a limited operating history, which makes it difficult to evaluate our business.

We launched Qutoutiao in June 2016 and Midu Novels in May 2018, and further introduced Midu Lite in May 2019. We have experienced rapid growth in terms of installed users, MAUs, DAUs and revenues. However, our historical growth may not be indicative of our future performance, and we cannot assure you that this level of significant growth will be sustainable or achievable at all in the future. Our growth prospects should be considered in light of the risks and uncertainties that fast-growing companies with a limited operating history in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

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

The growth of our user base and the level of user engagement are critical to our success. Our mobile applications had approximately 137.9 million combined average MAUs, approximately 45.7 million combined average DAUs and average daily time spent per DAU of approximately 59.4 minutes in the three months ended December 31, 2019. Our business has been and will continue to be significantly affected by our success in growing the number of active users and increasing their overall level of engagement on our platform. We anticipate that our user growth rate will slow over time as the size of our user base increases. To the extent our user growth rate slows, our success will become increasingly dependent on our ability to increase user engagement with our platform. We have implemented user account systems and loyalty programs to, among other things, help us cost-effectively acquire new users and develop an engaged and loyal user base. However, although such user account systems and loyalty programs have contributed significantly to the growth in our installed users and high user engagement in the past, there can be no assurance that such systems and programs will continue to function effectively. Additionally, our acquisition cost per user may increase as we implement new marketing initiatives, such as placing advertisements in app stores. Our user engagement efforts, including by increasing the number of content providers, expanding the breadth and quality of content, including video and user generated content, on our platform, diversifying into new content formats and strengthening our content recommendation capabilities, may also not achieve expected results. Users may no longer perceive content and other products and services on our platform to be entertaining and relevant, and we may not be able to attract users or increase their usage frequency of our platform. If we fail to execute any such new initiatives successfully or in a cost-effective manner, our business, results of operations and financial condition would be materially and adversely affected. If we are unable to grow our user base or the level of user engagement, or if the number of users or their level of engagement declines, this could result in our platform being less attractive to potential new users and thus advertising customers, which would have a material and adverse impact on our business, results of operations and financial condition.

The Chinese government may prevent us from distributing content that it believes is noncompliant and we may be subject to penalties for such content or we may have to interrupt or suspend the operation of our platform to comply with these regulatory requirements from time to time, which may materially and adversely affect our results of operation.

China has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet or through mobile Internet devices that it believes violates Chinese law, including content that it believes is obscene, defamatory, misleading or inappropriately satirical, incites violence, endangers the national security, concerns politically sensitive topics, or contravenes the national interest. In the past, new downloads of certain mobile content aggregator applications and mobile news applications were temporarily blocked and suspended for different lengths of time, ranging from a few days to weeks, following the publication of content considered to be noncompliant. In July 2018, PRC governmental and regulatory authorities responsible for “eradicating pornography and illegal publications” announced new coordinated efforts to regulate and control the nascent online short video sector, including citations against 19 online short video platforms which allegedly had disregarded repeated warnings not to distribute content deemed by the authorities as obscene, misleading, pornographic, violent, infringing, sensationalist, deviant from socialist core values, harmful to younger viewers, or otherwise unlawful or detrimental. Of these 19 platforms, 15 had their applications removed from app stores and new downloads blocked; among these 15 platforms, three also had their operations suspended by relevant authorities. Any such future suspension in operations or downloads of our mobile applications for this or other reasons may negatively affect our relationships with users and advertisers, and adversely affect our business and results of operations.

While we strive to comply with applicable regulatory requirements and other obligations we may have with respect to our operation, the failure or perceived failure to comply may result, and in some cases has resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, any of which could cause us to lose users and customers and may materially and adversely affect our business, results of operations and financial condition. For example, in order to comply with recent regulatory requirements, we undertook product upgrades and temporarily suspended content updates and certain commercial activities on Midu Novels from July 16 to October 15, 2019. Midu Novels has resumed regular content updates and commercial activities since October 16, 2019. We have endeavored to use our technologies, employees and other resources in a manner that complies with applicable regulatory requirements, and as such, we believe that the likelihood of us receiving material administrative penalties is low. However, there can be no assurance that similar suspensions relating to our mobile applications will not recur in the future, or that such incidents will not result in loss of users or advertisers, decrease in revenues or reputational damage to us, or have an adverse effect on our business and results of operations.

The Chinese government may continue to implement stricter standards for compliant content, and increase enforcement against content considered to be noncompliant. In addition, certain news items, such as news relating to national security, may not be published without permission from the Chinese government. If the Chinese government were to take any action to limit or prohibit the distribution of information through our mobile applications, or to limit or regulate any current or future content or services available to users on our platform, our business could be significantly harmed. Although we have adopted internal procedures to monitor the content displayed on our platform, due to the significant amount of content, including user generated content, we may not be able to identify all the content that may violate relevant laws and regulations, whether or not due to our fault or oversight in content monitoring. Failure to identify and prevent inappropriate or illegal content from being displayed on our platform may subject us to penalties, including suspension of operations.

Moreover, as the interpretation of noncompliant content is vague and subjective in many cases, and the definition of noncompliant content may be subject to constant changes, it is not always possible to determine or predict what content might be considered noncompliant under existing restrictions, or what restrictions might be imposed in the future. Chinese government authorities may also prohibit the marketing of other types of wireless value-added services and contents through mobile applications, which could materially and adversely affect our business, results of operations and financial condition.

We have incurred net losses and negative cash flows from operating activities in the past, and we may not achieve or sustain profitability.

We have grown rapidly over the past several years. Our net revenues have increased rapidly from RMB517.1 million in 2017 to RMB3,022.1 million in 2018, and further to RMB5,570.1 million (US$800.1 million) in 2019. Our gross profit has increased significantly from RMB440.6 million in 2017 to RMB2,518.5 million in 2018, and further to RMB3,929.4 million (US$564.4 million) in 2019. However, you should not rely on our revenues and gross profit from any previous period as an indication of our future revenues or gross profit. The growth rate of our revenues or gross profit may slow down for a number of reasons, including declined demand for our products and services, increasing competition, emergence of alternative business models, changes in regulations and government policies, changes in general economic conditions, as well as other risks described in this annual report.

We incurred net loss of RMB94.8 million, RMB1,945.8 million and RMB2,689.3 million (US$386.3 million) for the years ended December 31, 2017, 2018 and 2019, respectively. We had cash flow provided by operating activities of RMB132.2 million for the year ended December 31, 2017 and negative cash flow from operating activities of RMB434.8 million and RMB2,367.3 million (US$340.0 million) for the years ended December 31, 2018 and 2019. Our ability to continue as a going concern is dependent on management’s ability to successfully execute our business plans, which includes adjusting the pace of our operation expansion and controlling operating cost and expenses to reduce the cash used in operating cash flows. To implement the plans, we will enhance user engagement and retention by offering higher quality and diversified contents while closely control the content costs with more selective content acquisition and better leverage of existing content varieties, and continue to optimize the user loyalty programs and the traffic acquisition strategy to efficiently control and reduce these user related costs. We will further preserve liquidity and manage cash flows by reducing discretionary expenditure including advertising expenses and general and administrative expenses. Management has concluded, after giving consideration to our plans as noted above, that they have alleviated the substantial doubt as to our ability to continue as a going concern and believes we have sufficient cash and other financial resources and liquidity to fund our operations for one year from the date of this annual report, and that there is no substantial doubt about our ability to continue operations as a going concern for that one-year period. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources in expanding our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, financial condition, results of operations, liquidity and prospects would be materially and adversely affected.

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

If we fail to maintain our Internet news license, we may be exposed to administrative sanctions, including an order to cease our Internet information services that provide news or to cease the Internet access services provided by third parties to us.

The PRC government regulates the Internet industry extensively, including foreign ownership of, and the licensing requirements pertaining to, companies in the Internet industry. A number of regulatory agencies, including the Ministry of Culture, or the MOC, the Ministry of Industry and Information Technology, or MIIT, the Cyberspace Administration of China, or the CAOC, the State Administration of Radio and Television, or the SART (previously known as GAPPRFT and SARFT), the State Council Information Office, or the SCIO, and other governmental authorities, jointly regulate all major aspects of the Internet industry. Operators are required to obtain various government approvals and licenses prior to providing the relevant Internet information services.

Our platform primarily focuses on light entertainment content. Nonetheless, certain content related to current affairs, finance, society and economy provided on our Qutoutiao mobile application may be deemed to be news content. According to the Provisions for the Administration of Internet News Information Services issued by the CAOC on May 2, 2017 that became effective on June 1, 2017, an Internet news license shall be obtained for a provider of Internet news information services to the public in a variety of ways, including through the offering of platforms for the dissemination of Internet news.

Shanghai Jifen Culture Communications Co., Ltd., or Shanghai Jifen, one of our consolidated VIEs, obtained an Internet news license from the CAOC in July 2019. However, if we fail to maintain such license, we may be ordered to cease disseminating news and impose a fine on us of not less than RMB10,000 but not more than RMB30,000. In the event we were ordered to cease disseminating news, our business, results of operations and financial condition could be materially and adversely affected.

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

In addition, negative coverage in the media of our company could threaten the perception of our brand, and we cannot assure you that we will be able to defuse negative press coverage about our company to the satisfaction of our investors, users, advertising customers and content providers. If we are unable to defuse negative press coverage about our company, our brand may suffer in the marketplace, our operational and financial performance may be negatively impacted and the price of the ADSs may decline.

Negative publicity about us, our services, operations and our management has adversely affected and may adversely affect our reputation and business in the future.

We have from time to time received negative publicity, including negative Internet and blog postings about us, our services, operations and our management. For example, a short seller recently published a report on December 10, 2019 with certain negative opinions on us, such as, our related party transactions, our products, our financial conditions and our acquisition decision, which could have a negative impact on our reputation, despite the fact that the short seller’s claims were based on factual errors and misunderstanding of business and accounting rules, which we subsequently explained in a detailed public response. On January 18, 2020, the same short seller published another report on us, containing mostly the same negative opinions regarding us, and we have reported in detail the unfounded allegations in this report to the audit committee of our board of directors. Negative publicity could be the result of malicious intentions, direct or indirect anti-competitive behaviours or, as in the above-mentioned case, agendas of short sellers. We may even be subject to government or regulatory investigation as a result of such third-

party conduct or misconduct and may be required to spend significant time and incur substantial costs to defend ourselves against such third-party conduct or misconduct, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our brand and reputation may be materially and adversely affected as a result of any negative publicity, which in turn may cause us to lose market share, users, advertising customers and other third parties we conduct business with. As a result, our financial position or operating results may be adversely affected and the price of the ADSs may decline.

We have implemented user loyalty programs to gamify user experience and tap into the competitive reward psyche of users. However, some users have taken interest in utilizing aggressive tactics to extract maximum monetary reward from the applications. Although we have put in mechanisms to detect and prevent such behaviors and the absolute amount of monetary reward so earned is never more than paltry, this feature of our applications has in some cases given rise to criticisms from the very same users who take it to be a case of us not adequately rewarding or in fact overpromising reward to users in general. Such negative reviews could appear in open blogs on the internet, and, however unmerited, may twist the perception of those unfamiliar with or have no prior experience with our applications, hence adversely impacting our ability to acquire new users.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions, justified or not, regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

A short seller recently published a report with certain negative opinions regarding us, which negatively affected our reputation. However, it is not clear what effect such negative publicity could continue to have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we might have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and the trading price of the ADSs, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Any catastrophe, including natural catastrophes and outbreaks of health pandemics and other extraordinary events, could disrupt our business operation. In particular, the coronavirus outbreak in China and worldwide could have a material adverse effect on our business, results of operations and financial condition, as well as the trading price of the ADSs.

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

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. For instance, in December 2019, an outbreak of a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has since spread throughout China and to other countries. In March 2020, the World Health Organization declared the COVID-19 a pandemic. The outbreak of COVID-19, if persists or intensifies, could materially and adversely affect our business, results of operations and financial condition. The outbreak of COVID-19 across the globe has put pressure on the overall advertising market in the near-term, as advertising budget in general could be constrained. We currently expect a growth in our revenues in the first quarter of 2020 on a year-over-year basis, and the outbreak has not had a material impact on our financial results for the first quarter of 2020. However, the outbreak has slowed down and may continue to affect our growth speed.

Our operations have been, and may continue to be, impacted by measures taken by national and regional Chinese government to contain COVID-19, including extension of lunar new year holiday, travel restrictions, closures and quarantines. Our business operations could be disrupted if any of our employees is suspected of being infected with COVID-19, since it could require our employees to be quarantined and/or our offices to be shut down for disinfection. We may be short on workforce if a large number of our employees are diagnosed with COVID-19 or are required to be self-isolated. Our business could also be impacted if any of our advertising customers or suppliers is affected by COVID-19, which may result in suspension of our services, reduction in our advertising and marketing revenues, delay in collection of account receivables and additional allowances for doubtful accounts.

In addition, COVID-19 could adversely affect national and regional economy in China as well as global economy and financial markets, which could cause economic downturn or financial crisis. Our business, results of operations and financial condition could be adversely affected to the extent that COVID-19 harms the Chinese and global economy in general, and the trading price of the ADSs may decline significantly.

We have been closely monitoring the impact of COVID-19 on macro economy and advertising market in general, as well as the extent to which COVID-19 impacts our business, results of operations and financial condition. At this point, the exact impact on our results is uncertain and difficult to predict and will depend on future developments, including the duration, severity and reach of the COVID-19 outbreak, and actions taken to contain the outbreak or treat its impacts.

New content formats and other products and services and changes to existing content formats and products and services could fail to attract users or generate revenues.

Our ability to increase the size and engagement level of our user base, attract advertising customers and generate revenues will depend in part on our ability to create and offer successful new content formats and other products and services. Such new content formats and other products and services may involve new distribution capabilities or technologies with which we have little or no prior development or operating experience, such as literature, casual games and live-streaming. We may also continuously refine our existing content formats and other products and services as part of our efforts to further enhance user engagement. However, if such efforts or our efforts in launching new content formats and other products and services fail to engage users, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business, results of operations and financial condition could be adversely affected.

If we are unable to compete effectively in the industry we operate, our business, results of operations and financial condition may be materially and adversely affected.

Competition for user traffic and user engagement, as well as advertising and marketing spending, is intense and we face strong competition in our business. Our primary competitors include content aggregators such as Jinritoutiao (operated by Bytedance), Kuaibao (operated by Tencent) and Yidianzixun (an affiliate of Phoenix News). To a lesser extent, we also compete with mobile news portals such as Tencent News, SINA News, Sohu News, NetEase News and Phoenix News. We also compete with other mobile literature applications, such as iReader, QQ Reading, Qimao Free Novels and Fanqie Novels, as well as other mobile literature applications that have a business model similar to ours. To a lesser extent, we compete with traditional PC-based online literature platforms. Many of our competitors have more resources and longer operating history than us. New players may emerge and seek to imitate our business strategies, thereby directly competing with us for users. Furthermore, we may face potential competition from global online content delivery platforms that seek to enter the China market, whether independently or through the formation of strategic alliances with, or acquisition of, PRC Internet companies. If we are not able to effectively compete with our competitors, our overall user base and level of user engagement may decrease. We may be required to spend additional resources to further enhance our brand recognition and promote our products and services, and such additional spending could adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced number of users and advertising customers. Our competitors may unilaterally decide to adopt a wide range of measures targeted at us, including possibly designing their products to negatively impact our operations. Any legal proceedings or measures we take in response to competition and disputes with our competitors may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

In addition, our users face a vast array of entertainment choices. Other forms of entertainment, including other Internet-based activities such as social networking, online video or games, live-streaming, as well as offline games and activities such as television, movies and sports, are much larger and more well-established markets and may be perceived by our users to offer greater variety, affordability, interactivity and enjoyment. Our platform competes against these other forms of entertainment for the discretionary time and spending of our users. If we are unable to sustain sufficient interest in our platform in comparison to other forms of entertainment, including new forms of entertainment that may emerge in the future, our business model may no longer be viable.

We generate a substantial majority of our revenues from advertising and marketing. A decline in our advertising and marketing revenues could harm our business.

We generated a substantial majority of our revenues from advertising and marketing services in 2017, 2018 and 2019. When we first commenced our business, we collaborated with various third-party advertising platforms to place advertisements on our mobile applications, and derived a large percentage of our revenues from a limited number of customers. To reduce the concentration risk and to build our in-house advertising platform which was becoming necessary in order to support the rapid growth of our business, we acquired an advertising agent in February 2018 that operated a programmatic advertising system. Upon full integration with our internal resources and with continuous R&D investments, we have developed it into a technology driven system that has powered our advertising solutions while reducing the use of third-party advertising platforms. Given our short history, we have limited experience in operating the programmatic advertising system and in acquiring our own advertising agents and advertising customers. We may not be able to recruit sufficient sales personnel to effectively and efficiently acquire and retain advertising agents and advertising customers. The effectiveness of our programmatic advertising system may not perform as expected and achieve widespread acceptance by advertising customers.

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

In order to sustain our revenue growth, we must effectively monetize our user base and expand the monetization of our products and services in addition to advertising. We plan to leverage our user account systems and loyalty programs to induce users not only to spend the cash credits in their accounts from using our platform but also to supplement their spending on our platform with additional funds. These measures include introducing paid content such as literature, casual games, animation and comics, as well as live-streaming products. There can be no assurance that we can successfully capture such monetization opportunities. For example, users may prefer to purchase merchandise from “pure play” e-commerce platforms, which tend to offer wider selections and may provide better services due to their deeper industry experience. In addition, we have primarily offered free content to users, and our paid content may not gain significant user acceptance. If we were unable to successfully execute our monetization strategies, our business, results of operations and financial condition would be materially and adversely affected.

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

Providing products and services to users may be costly and we expect our expenses to continue to increase in the future as we broaden our user base and increase user engagement, and develop and implement new content formats, features, products and services that require more infrastructure, such as literature, casual games and live-streaming. In addition, our costs and expenses, such as our labor-related expenses, product development expenses and sales and marketing expenses have grown rapidly as we have expanded our business. In particular, we have focused considerable resources on user acquisition through our loyalty programs. Historically, our costs have increased due to these factors and we expect to continue to incur increasing costs to support our anticipated future growth. We expect to continue to invest in our infrastructure to enable us to provide our products and services rapidly and reliably to users. Continued growth could also strain our ability to maintain reliable service levels for our users, content providers and advertising customers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, results of operations and financial condition could be harmed.

Advertisements on our mobile applications may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our mobile applications to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. On April 24, 2015, the Standing Committee of the National People’s Congress, or the SCNPC, issued the Advertisement Law, which was amended and took effect on October 26, 2018, to further strengthen the supervision and management of advertisement services. On July 4, 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising, or the New Interim Measures, to further regulate Internet advertising activities. Pursuant to these laws and regulations, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. Also, according to the New Interim Measures, no advertisement of such special products or services which are subject to examination by an advertising examination authority shall be published unless it has passed such examination. In addition, an Internet advertisement shall be identifiable and clearly identified as an “advertisement” so that consumers will know that it is an advertisement. The New Interim Measures also provide that Internet advertisement publishers shall verify related supporting documents, check the content of the advertisement and be prohibited from publishing any advertisement with nonconforming content or without all the necessary certification documents. However, for the determination of the truth and accuracy of the advertisements, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the State Administration for Market Regulation, or the SAMR (successor of SAIC and the State Food and Drug Administration), which results in uncertainty in the application of these laws and regulations. In addition, advertising content deemed as obscene, defamatory, inappropriately satirical or otherwise inappropriate by a relevant government authority may also subject us to penalties. For instance, the Chinese government has temporarily suspended advertising services on a short video platform in China because advertising content shown on the platform was deemed to be offensive and disrespectful to a revolutionary figure.

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

Recently, PRC government authorities have strengthened their oversight of content platforms similar to our mobile applications. Other than the content that are considered to be violating PRC laws and regulations, such oversight has tend to pay more attention to content that is or may be deemed misleading, obscene, pornographic, detrimental, and/or contrary to social values and morals prevailing in China, which content may subject the platform’s operator to penalties and other administrative actions. For example, in April 2018, a platform that provides entertainment-oriented contents was ordered by the SART to permanently cease its operation for delivering content that were considered to be vulgar and “deviating from mainstream values.” In addition, in July 2018, PRC governmental and regulatory authorities responsible for “eradicating pornography and illegal publications” announced new coordinated efforts to regulate and control the nascent online short video sector, including citations against 19 online short video platforms which allegedly had disregarded previous and repeated warnings not to distribute content deemed by the authorities as obscene, misleading, pornographic, violent, infringing, sensationalist, deviant from socialist core values, harmful to younger viewers, or otherwise unlawful or detrimental. Of these 19 platforms, 15 had their applications removed from app stores and new downloads blocked; among these 15 platforms, three also had their operations suspended by relevant authorities.

Government regulation of content and of content platforms generally may broaden in scope and oversee additional aspects of content platforms’ operation, such as information security, user suitability management, anti-addiction, and sales and marketing, in addition to being strengthened and becoming stricter as to content and advertising. For example, on December 15, 2019, the CAOC promulgated the Provisions on Ecological Governance of Network Information Content, which became effective on March 1, 2020. The Provisions specify the information that is encouraged for, prohibited from or prevented and rejected from dissemination, to further regulate the network information and content. Any such new or broadened regulatory measures or oversight may cause us to incur higher compliance costs, revise our operational strategies, target user groups or promotional models, and thereby adversely affect our business and results of operations.

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

To incentivize word-of-mouth viral referrals and improve user engagement and loyalty, our mobile applications have game-like features allowing users to earn loyalty points while enjoying the content and earn cash credit in some cases by participating in fun tasks. Registered users of our Qutoutiao and Midu Lite mobile applications can earn loyalty points if they become active users, refer others who later register and become active users, or engage in various activities while logged in. Accumulated loyalty points, if exceeding certain threshold, can be withdrawn by the user in the form of cash by directly crediting the user’s electronic wallet. We have the sole discretion in determining the withdraw threshold and the exchange rate between loyalty points and the monetary value available to be withdrawn. Our user loyalty programs have contributed significantly to the growth in our installed users and high user engagement. Although we believe consuming content, rather than earning loyalty points, is the main purpose for our registered users to use Qutoutiao and Midu Lite, we have nonetheless designed our loyalty programs to balance between their efficacy in user acquisition and engagement while preventing users from using our mobile applications merely for the loyalty points. Our inability to achieve such balance may make our user loyalty programs no longer becoming enticing to users, which may materially and adversely affect user growth and user engagement. Moreover, we cannot assure you that there will still be users who are only attracted to our mobile applications because of our user loyalty programs. We have mechanisms in place to prevent potential abuse of our user loyalty programs. For example, our system takes into account how fast the user scrolls down the page to determine whether the viewer has actually viewed the article and loyalty points are now provided on a per minute spent on viewing content basis. However, our system may not be able to detect all instances of abuse. Furthermore, although our loyalty programs are designed so that only a small amount of loyalty points is provided for taking any specific action with the aim to entice user referral and engagement, we cannot ensure you that there will not be users who will be able to hack our user loyalty programs to make earning loyalty points a highly lucrative endeavor. We have also focused on developing fraud detection technologies to combat fraudulent users and activities targeting our user loyalty programs and we cannot assure you that such system will be effective in identifying fraud. If we allow users to improperly earn loyalty points, our business, results of operations and financial condition may be materially and adversely affected. As clearly stated in our user agreement, we have the sole discretion in determining user misuse of our user loyalty programs, and we may freeze a user’s account if we find such user misused our user loyalty programs. Certain users that have their accounts frozen have complained online. Such complaints could undermine the public perception and credibility of our platform, and our business, results of operations and financial condition could be materially and adversely affected.

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

Given our limited operating history and the rapidly evolving market in which we compete, our historical results of operations may not be sufficiently informative for you in predicting our future results of operations. Our short operating history and our rapid growth make it difficult for us to identify recurring seasonal trends in our business. The advertising industry in China experiences seasonality. Historically, advertising spending and user activities on our platform tend to be the lowest in the first quarter of each calendar year due to long holidays around the Lunar New Year, during which users tend to spend more time with family and celebrations offline and less time online, including on our mobile applications. In addition, advertising customers, such as those in the e-commerce industry, may also reduce its advertising spending during the holidays around the Lunar New Year due to reduced consumer spending or reduced or suspended production and logistics activities by manufacturers or other service providers. We believe this seasonality affects our quarterly results especially our results of operations in the first quarter of each year.

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

•

Uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, give rise to the risk that some of our permits, licenses or operations may be subject to challenge, which may be disruptive to our business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on us. The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liability, temporary blockage of our mobile applications or complete shut-down of our mobile applications. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website or mobile applications it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the service provider to liability and certain penalties imposed by the State Security Bureau, Ministry of Public Security and/or MIIT or their respective local counterparts.

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

Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. The adoption of additional laws or regulations may impede the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business. Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any new legislation or regulation, the application of laws and regulations from jurisdictions where laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could significantly disrupt our operations or subject us to penalties.

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

Our users withdraw cash credits from their accounts on Qutoutiao and Midu Lite through third-party online payment systems. Our users also can use third-party online payment systems to supplement their spending on Qutoutiao and Midu Lite with additional funds. In such online payment transactions, secured transmission of confidential information such as customers’ personal information over public networks is essential to maintain consumer confidence.

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

We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Competition for qualified talent in China is intense. Our future success is dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of the ADSs could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including share-based compensation.

We are also dependent on the services of Mr. Eric Siliang Tan, our co-founder, chairman and chief executive officer. Although Mr. Tan spends significant time with us and is active in the management of our business, he does not devote his full time and attention to us. If Mr. Tan reduces his time with us in the future and become less involved with the management of our business, we may no longer benefit from his extensive industry experience and our business and growth may suffer.

Our co-founder, chairman and chief executive officer, Mr. Eric Siliang Tan, has control over us and our corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

Our co-founder, chairman and chief executive officer, Mr. Eric Siliang Tan, has control over us and our corporate matters. Mr. Tan beneficially owns 27,123,442 of our Class B ordinary shares through Innotech Group Holdings Ltd., a British Virgin Islands limited liability company which is ultimately controlled by him. As of the date of this annual report on Form 20-F, these Class B ordinary shares constituted approximately 36.4% of our total issued and outstanding share capital and 75.0% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees — C. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Tan has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

We are a “controlled company” under the rules of NASDAQ Global Select Market and, as a result, we rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

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

We have adopted an equity incentive plan that permits the grant of share options, restricted shares, restricted share units, dividend equivalents, share appreciation rights and share payments as equity-based awards, to our directors, officers, employees and consultants. The equity incentive plan replaced the 2017 equity incentive plan and 2018 equity incentive plan that we previously adopted in their entirety and assumed all awards granted under these two plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all share options and other awards under our equity incentive plan was initially 12,464,141 Class A ordinary shares. On March 5, 2019, the Company increased the aggregate number of Class A ordinary shares reserved for issuance pursuant to awards granted under the equity incentive plan by 3.5% of the total number of Class A ordinary shares and Class B ordinary shares outstanding as of December 31, 2018. On every January 1 thereafter for four years, the aggregate number of Class A ordinary shares reserved and available for issuance pursuant to awards granted under the equity incentive plan will be increased by 2.0% of the total number of Class A ordinary shares and Class B ordinary shares outstanding on December 31 of the preceding calendar year. As of the date of this annual report on Form 20-F, options to purchase 10,664,333 Class A ordinary shares had been granted and were outstanding under our equity incentive plan. We are required to account for options granted to our employees, directors and consultants. We are required to classify options granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the share option or other equity award.

On January 3, 2018, entities respectively controlled by our co-founders Mr. Eric Siliang Tan and Mr. Lei Li entered into share restriction deeds with us, pursuant to which a total of 15,937,500 ordinary shares beneficially owned by such co-founders became restricted shares. 12,187,500 of such restricted shares are beneficially owned by Mr. Eric Siliang Tan and were to be vested in a period over 34 months. 3,750,000 of such restricted shares are beneficially owned by Mr. Lei Li and were to be vested in a period over 24 months. These share restriction deeds were terminated, and all remaining restricted shares were vested, upon the completion of our initial public offering in September 2018. For accounting purposes, this transaction has been reflected retrospectively similar to a reverse stock split, with a grant of 15,937,500 restricted shares recognized in January 2018 at their then fair value of approximately RMB864.7 million (US$128.1 million) and recognized as compensation expense over the vesting periods. For further information, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Equity Incentive Plans — Share Restriction Deeds.” In 2017, 2018 and 2019, RMB3.4 million, RMB951.6 million and RMB272.0 million (US$39.1 million) was recognized as share-based compensation expenses, respectively.

We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and motivate our management team and talented employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase significantly, which may have an adverse effect on our results of operations and financial condition. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies — Share-based Compensation.”

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

We regard our intellectual property as critical to our success. Such intellectual property includes trademarks, domain names, copyrights, know-how and proprietary technologies. We currently rely on trademarks, copyrights, trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company — B. Business Overview — Intellectual Property” and “Item 4. Information on the Company — C. Regulations — Regulations Related to Intellectual

Property Rights.” However, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. One of our competitors previously filed an objection when we applied for the trademark registration for “Qutoutiao” on the purported ground that “Qutoutiao” is similar to a trademark registered by such competitor. Although such objection was denied by the Trademark Office and we have successfully registered trademark for “Qutoutiao” in 2019, we have recently received a verdict in which the Trademark Office partially supported such competitor’s subsequent challenge against the validity of this registered trademark. We have brought an administrative proceeding against the Trademark Office to dispute the verdict. In addition, our application for the trademark of “Midu Novels” was denied by the Trademark Office on the ground that “Midu Novels” was similar to an existing registered trademark. We have purchased that existing trademark and prepared to appeal to a higher court.

We will use our best efforts to maintain, protect and enforce our intellectual property rights. However, there can be no assurance that we will always prevail and our trademarks and other intellectual property will be fully protected. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages. Because of the rapid pace of technological change, nor can we assure you that all of our proprietary technologies and similar intellectual property can be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

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

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NASDAQ Global Select Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ended December 31, 2019, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act.

Our management has concluded that, as of December 31, 2019, our existing disclosure controls and procedures and internal control over financial reporting were ineffective, due to one material weakness. In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness, which was first identified in the course of preparing our consolidated financial statements for the year ended December 31, 2017, relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. To remedy our identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of December 31, 2019.

Once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. In the future, our management may conclude that our internal control over financial reporting is still not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may not reach the same conclusion. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

If we are unable to implement and maintain proper and effective internal control, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of the ADSs could decline and we could be subject to sanctions or investigations by the NASDAQ Global Select Market, SEC or other regulatory authorities.

The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our results of operations and financial condition.

Under PRC tax laws and regulations, Shanghai Jifen Culture Communications Co., Ltd., or Shanghai Jifen, one of our consolidated VIEs, is qualified to enjoy, certain preferential income tax benefits. The modified Enterprise Income Tax Law, effective on December 29, 2018, or the EIT Law, and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state”, or HNTEs, to enjoy a reduced enterprise tax rate of 15%. According to the relevant administrative measures, to qualify as a “HNTE”, Shanghai Jifen must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as a “HNTE” is subject to review by the relevant government authorities in China once every three years, and in practice certain local tax authorities also require annual evaluation of the qualification. In addition to the foregoing tax benefit, Shanghai Jifen also obtained the certificate of Qualified Software Enterprise, based on which Shanghai Jifen is now qualified to enjoy certain preferential enterprise income tax and value-added tax benefits, according to relevant rules including the Notice on Value-added Tax Policies for Software Products issued by the Ministry of Finance, or the MOF, and the State Administration of Taxation, or the SAT, on October 13, 2011, the Notice on Enterprise Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries issued by the MOF and the SAT on April 20, 2012 and the Notice on relevant issues relating to preferential treatments for Enterprises in Software and Integrated Circuit Industries issued by the MOF, the SAT, the National Development and Reform Commission, or the NDRC, and the MIIT. In the event the preferential tax treatments for Shanghai Jifen are discontinued or are not verified by the local tax authorities, and the affected entity fails to obtain preferential tax treatments based on other qualifications such as Advanced Technology Service Enterprise, it will become subject to the standard tax rates and policies, including the PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect.

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

In addition, we have no control over the costs of the services provided by telecommunication service providers. Our information technology infrastructure cost increased as a result of we enriching our product offerings to include more engaging contents such as short videos, games and live-streaming. If the prices we pay for telecommunications and Internet services rise significantly, our business, results of operations and financial condition may be materially and adversely affected. Furthermore, if mobile Internet access fees or other charges to mobile Internet users increase, some users may be prevented from accessing the mobile Internet and thus cause the growth of mobile Internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base and increase our attractiveness to online customers.

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

As the number of our users increases and our users generate increasing volumes of user generated videos on our platform, and as we continue to diversify into new content formats, we may be required to expand and adapt our technology and infrastructure to continue to reliably store, analyze and deliver content. It may become increasingly difficult to maintain and improve the performance of our products and services, especially during peak usage times, as our products and services become more complex and our user traffic increases. In addition, because we lease our data center facilities, we cannot be assured that we will be able to expand our data center infrastructure to meet users’ demand in a timely manner, or on favorable economic terms. If our users are unable to access any of our mobile applications or we are not able to make information available rapidly on any of our mobile applications, or at all, users may become frustrated and seek other channels for their light entertainment needs, and may not return to our mobile applications or use our mobile applications as often in the future, or at all. This would negatively impact our ability to attract users and maintain high level of user engagement as well as our ability to attract advertising customers.

Legal or administrative proceedings or allegations of impropriety against us or our management could have a material adverse impact on our reputation, results of operation and financial condition.

We and members of our management may be subject to allegations or lawsuits brought by our competitors, individuals, government and regulatory authorities or other persons in the future. Any such lawsuit or allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrong-doing by any key member of our management team could harm our reputation and cause our user base to decline and distract our management from day-to-day operations of our company. We cannot assure you that we or key members of our management team will not be subject to lawsuits or allegations of a similar nature in the future. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we will record a related contingent liability. As additional information becomes available, we will assess the potential liability and revise estimates as appropriate. In 2017, 2018 and 2019, we did not record any contingent liabilities relating to pending litigation. However, Shanghai Jifen was named as the defendant in a lawsuit on January 20, 2020 on advertising dispute for breaching an agreement and the plaintiff sought a total payment of RMB103.2 million (US$14.9 million). We believe we have meritorious defenses to the plaintiff’s claim and intend to defend vigorously. However, there can be no assurance that we will prevail. For a detailed description of the case, please refer to “Item 8. Financial Information — A. Consolidated Statement and other Financial Information — Legal and Administrative Proceedings”.

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

According to the Circular on Issues Relating to Cultural Undertaking Development Fee Policies and Administration of Levying and Collection Relating to Levying VAT in place of Business Tax, which was issued by the Ministry of Finance and the State Administration of Taxation, or the SAT, on March 28, 2016, or Circular 25, the provision of advertising services by advertising media agencies and outdoor advertisement business operators (including entities engaging in distribution, screening, promotion and exhibition of outdoor advertisements and other advertisements, as well as entities engaging in advertisement agency services) in China is subject to a cultural development fee. The fee was charged at an applicable rate of 3% of the net advertising revenues prior to June 30, 2019, which was reduced to 1.5% commencing on July 1, 2019, according to a preferential tax policy issued on June 12, 2019 by the government of Shanghai. The preferential policy is said to be in effect until December 31, 2024. The net advertising revenues refer to, as specified in Circular 25, the balance after deducting advertisement distribution fee paid to other advertising company or advertisement distributor, from the total tax inclusive price and out of pocket expenses obtained from provision of advertising and marketing services. Historically, we did not pay cultural development fee and surcharges for the part of our revenue that we did not consider as revenues from advertising services subject to Circular 25. Although we have not been challenged by the tax authorities so far, we may face further scrutiny by the PRC tax authorities that may result in a conclusion that subjects us to additional taxes, fees and surcharges and substantially increases our taxes owed, thereby materially and adversely affecting our results of operations. As a result of not making adequate contributions, we may also be subject to fines or other penalties imposed by the relevant authorities pursuant to applicable laws and regulations.

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

We rely on contractual arrangements with our consolidated VIEs and their respective shareholders to operate our business. For a description of these contractual arrangements, see “Item 4. — Information on the Company — D. Organizational Structure — Contractual Arrangements among Our WFOEs, Our Consolidated VIEs and Their Respective Shareholders.” The majority of our revenue is attributed to our consolidated VIEs and their subsidiaries. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their respective shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

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

Furthermore, in connection with the share purchase agreement entered into with Shanghai Dongfang Newspaper Co., Ltd. and its subsidiaries, or collectively, The Paper, Shanghai Jifen has issued equity interests representing 1% of its enlarged share capital to Shanghai Xinpai Management Consulting Co., Ltd., or Shanghai Xinpai, an affiliate of The Paper, at a nominal price. However, Shanghai Xinpai is not a party to the contractual arrangements that are currently entered into among Shanghai Quyun Internet Technology Co., Ltd., or Shanghai Quyun, and Shanghai

Jifen and its shareholders. As such, despite the fact that we are still able to enjoy economic benefits and exercise effective control over Shanghai Jifen and its subsidiaries, in contrast to what we have been granted by other shareholders of Shanghai Jifen under the contractual arrangements, we are unable to purchase or have Shanghai Xinpai pledge such 1% equity interests in the same manner as agreed under existing contractual arrangements, nor have we been granted the authorization of voting rights over these 1% equity interests. We believe Shanghai Quyun, our wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Shanghai Jifen as it continues to have a controlling financial interest in Shanghai Jifen pursuant to ASC 810-10-25-38A. See “Item 4. Information on the Company — D. Organizational Structure — Contractual Arrangements among Our WFOEs, Our Consolidated VIEs and Their Respective Shareholders — Supplemental Agreement to the Contractual Arrangements in Connection with The Paper.”

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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIEs and relevant rights and licenses held by such VIEs which we require in order to operate our business, and our ability to conduct our business may be negatively affected. See “— Risks Related to Doing Business in China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

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

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, King & Wood Mallesons, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiaries, Shanghai Quyun and Shanghai Zhicao, our consolidated VIEs and their respective shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the MOFCOM or the MIIT, or other authorities that regulate Internet content providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “— Substantial uncertainties exist with respect to whether the controlling of PRC onshore variable interest entities by foreign investors via contractual arrangements will be recognized as ‘foreign investment’ and how it may impact the viability of our current corporate structure and operations.” Occurrence of any of these events could materially and adversely affect our business, results of operations and financial condition. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our consolidated VIEs or their subsidiaries. See “Item 4. Information on the Company — D. Organizational Structure — Contractual Arrangements among Our WFOEs, Our Consolidated VIEs and Their Respective Shareholders.”

Contractual arrangements in relation to our consolidated VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIEs owe additional taxes, which could negatively affect our results of operations and financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiaries, Shanghai Quyun and Shanghai Zhicao, our consolidated VIEs and their respective shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Shanghai Quyun, Shanghai Zhicao or our consolidated VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our wholly-owned PRC subsidiaries, Shanghai Quyun and Shanghai Zhicao, request the shareholders of our consolidated VIEs to transfer their equity interests in our consolidated VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiaries to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiaries, Shanghai Quyun and Shanghai Zhicao, and consolidated VIEs for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiaries, Shanghai Quyun and Shanghai Zhicao, and consolidated VIEs increase, or if they are required to pay late payment fees and other penalties.

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

Substantial uncertainties exist with respect to whether the controlling of PRC onshore variable interest entities by foreign investors via contractual arrangements will be recognized as “foreign investment” and how it may impact the viability of our current corporate structure and operations.

On March 15, 2019, the National People’s Congress of the PRC adopted the Foreign Investment Law, which came into force on January 1, 2020. The Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) the foreign investor, by itself or together with other investors establishes a foreign invested enterprises in China; (ii) the foreign investor acquires shares, equities, asset tranches, or similar rights and interests of enterprises in China; (iii) the foreign investor, by itself or together with other investors, invests and establishes new projects in China; (iv) the foreign investor invests through other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The Foreign Investment Law keeps silent on how to define and regulate the VIEs, while adding a catch-all clause that “other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council” can fall into the concept of “foreign investment,” which leaves uncertainty as to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment.” Pursuant to the Foreign Investment Law, PRC governmental authorities will regulate foreign investment by applying the principle of pre-entry national treatment together with a “negative list,” which will be promulgated by or promulgated with approval by the State Council. Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in such negative list; and, after satisfying certain additional requirements and conditions as set forth in the “negative list,” are allowed to make investments in the industries which are listed as “restricted” in such negative list. For any foreign investor that fails to comply with the negative list, the competent authorities are entitled to ban its investment activities, require such investor to take measures to correct its non-compliance and impose other penalties.

It is uncertain whether any of the businesses that we currently operate or plan to operate in the future through our consolidated VIEs would be on the “negative list” as updated by the governmental authority from time to time and therefore be subject to any foreign investment restrictions or prohibitions. If any of the businesses that we operate were in the “restricted” category on the to-be-issued “negative list,” such determination would materially and adversely affect the value of the ADSs. We also face uncertainties as to whether the to-be-issued “negative list” would mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure and whether such clearance can be timely obtained, or at all. If we are not able to obtain any approval when required, our VIE structure may be regarded as invalid and illegal under the promulgated Foreign Investment Law, which may materially and adversely affect our business, results of operations and financial condition, for instance, we may not be able to (i) continue our business in China through our contractual arrangements with our consolidated affiliated entities, (ii) exert effective control over our consolidated affiliated entities, or (iii) consolidate the financial results of, and receive economic benefits from our consolidated affiliated entities under existing contractual arrangements.

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

The PRC Foreign Investment Law leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating foreign investment rules as we are currently using the contractual arrangements to operate certain businesses in which foreign investors are currently prohibited from or restricted to investing. Furthermore, if future laws, administrative regulations or provisions of the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

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

These regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the SAMR when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 (as amended in September 2018) is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company — C. Regulations — Regulations Related to Mergers and Acquisitions and Overseas Listings.”

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

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as change of shareholders of the special purpose vehicle, increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE and recently amended on December 30, 2019, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2019. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries and our consolidated VIEs, or making additional capital contributions to our PRC subsidiaries.

We, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings or registrations through enterprise registration system with relevant governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and

Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated VIEs or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or consolidated VIEs and their subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Substantially all of our revenue and costs are denominated in Renminbi.We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant fluctuation of Renminbi against the U.S. dollar may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the NASDAQ of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted.

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

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States listed companies and the market price of the ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Relating to the ADSs

The trading price of the ADSs may be volatile, which could result in substantial losses to you.

The trading prices of the ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and mobile content platform companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of the ADSs.

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

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in ADSs and you may even lose your entire investment in ADSs.

Substantial future sales or perceived potential sales of ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. As of December 31, 2019, we had 39,645,820 Class A ordinary shares and 32,937,193 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares sold in our initial public offering and follow-on public offering are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other Class A ordinary shares outstanding are available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities To the extent a large number of shares are converted to ADSs and sold into the market, the market price of the ADSs could decline significantly.

Certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these ADSs in the public market could cause the price of the ADSs to decline significantly.

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

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

S&P Dow Jones has announced changes to its eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by ADSs, at a premium.

Our amended and restated memorandum and articles of association contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. Accordingly, ADS holders, including holders that acquired ADSs in a secondary transaction, are subject to these provisions of the deposit agreement to the extent permitted by applicable law. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

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

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or a PFIC, for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or
•

at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income, which include cash, such as cash raised in our initial public offering and follow-on public offering.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have calculated the value of our goodwill by taking into account the market value of the ADSs, a decrease in the price of the ADSs may also result in our becoming a PFIC.

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

If we are a PFIC for any taxable year during which you hold the ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for the current or any future taxable year.

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

We are a company incorporated in the Cayman Islands, and the ADSs are listed on the NASDAQ Global Select Market. The NASDAQ Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Select Market corporate governance listing standards.

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

We launched our flagship mobile application, Qutoutiao, in June 2016, our mobile literature application, Midu Novels, in May 2018, and Midu Lite, which combines a loyalty program with the standard offerings from Midu Novels, in May 2019. We primarily operate our business through certain of our consolidated VIEs, Shanghai Jifen, Shanghai Big Rhinoceros Horn Information Technology Co., Ltd., or Big Rhinoceros Horn, and Anhui Zhangduan Internet Technology Co., Ltd., or Anhui Zhangduan, and their subsidiaries. To facilitate financing offshores, we incorporated Qtech Ltd. in July 2017. Through a series of transactions, Qtech Ltd. then became our ultimate holding company. On July 5, 2018, Qtech Ltd. was renamed to Qutoutiao Inc.

We currently conduct our business primarily through the following subsidiaries, consolidated VIEs and their subsidiaries:

•	Shanghai Jifen, our consolidated VIE, primarily engages in the operation of our Qutoutiao mobile application;
•	Big Rhinoceros Horn, our consolidated VIE, primarily engaged in the operation of our Midu Novels and Midu Lite mobile application;
•	Anhui Zhangduan, our consolidated VIE, primarily engages in content management;

•	Beijing Qukandian Internet Technology Co., Ltd., or Beijing Qukandian, primarily engages in content procurement; and
•	Shanghai Dianguan Internet Technology Co., Ltd., or Shanghai Dianguan, our subsidiary in China acquired in February 2018, primarily provides advertising and marketing services.

On September 14, 2018, our ADSs commenced trading on NASDAQ Global Select Market under the symbol “QTT.” We issued and sold an aggregate of 13,800,000 ADSs (including 1,800,000 ADSs sold upon the full exercise of the underwriters’ option to purchase additional ADSs) in our initial public offering, representing 3,450,000 Class A ordinary shares, raising approximately US$85.8 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. On April 5, 2019, we completed a follow-on public offering of an aggregate of 10,000,000 ADSs, comprising 3,327,868 ADSs issued and sold by us and 6,672,132 ADSs sold by certain selling shareholders, representing an aggregate of 2,500,000 Class A ordinary shares. We raised approximately US$31.0 million in net proceeds, after deducting underwriting discounts and commissions and the offering expenses payable by us. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Our principal executive offices are located at 11/F, Block 3, XingChuang Technology Center, Shen Jiang Road 5005, Pudong New Area, Shanghai, 200120, People’s Republic of China. Our telephone number at this address is +86-21-6858-3790. Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168, United States.

B.	Business Overview

Overview

We operate innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to our users. Our eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Since its beginning as a news aggregator, Qutoutiao has evolved and developed significantly on the content side and now also has a rich offering in short video content, casual games and live-streaming. While the newer content categories have not been monetized meaningfully for the time being, they play an important role in completing the comprehensive content ecosystem Qutoutiao has been trying to build, and therefore have long-term strategic value and upscale our overall monetization capability. Midu, first launched in May 2018 as Midu Novels and with an alternative version Midu Lite launched one year later, pioneered provision of free online literature supported by advertising. It has grown tremendously and has led the free online literature industry since inception. We have also been developing standalone short video applications among the many other initiatives in motion since early 2019 to further diversify the range of products our users can enjoy and the ways in which we can bring value to our users. Our mobile applications have rapidly gained popularity since launch, reaching combined average MAUs of approximately 137.9 million, combined average DAUs of approximately 45.7 million and average daily time spent per DAU of approximately 59.4 minutes in the three months ended December 31, 2019.

We represent the new generation of technology-driven content platforms. Historically, users were accustomed to consuming content passively as the media dictated content curation with little or no personalization. However, as the volume and the diversity of content available on the Internet have grown exponentially, users are demanding content personalization which is only achievable through technology. We believe our technology brings relevant information and entertainment to users, stimulates their desire to read, and ultimately improves the knowledge exchange in society.

Since our inception, we have strategically targeted users from lower-tier cities in China because of the enormous long-term growth opportunities in this underserved market, given the significant underpenetration of mobile phones as well as the significant under-usage of mobile applications. We believe that mobile users in lower-tier cities tend to have a slower pace of life and spend more time on the Internet given limited offline entertainment venues. Moreover, they enjoy rapidly growing disposable income and bear much lower financial burden due to lower housing prices and living expenses. These factors have given rise to a significant need for mobile entertainment while also creating high monetization potentials. Users from lower-tier cities tend to have different interests and preferences in comparison to users from tier-1 and tier-2 cities. Qutoutiao’s light entertainment-oriented and easily digestible content is designed to resonate with such users and provides us with a significant advantage to capture this underserved market.

We are a pioneer in the mobile content industry in operating an innovative user account system and gamified user loyalty program. Registered users can earn loyalty points by referring new users to register on Qutoutiao, by consuming content or by engaging in activities on Qutoutiao. Although loyalty points only translate into trivial monetary amounts, they foster users’ loyalty and emotional connection to Qutoutiao as compared to other platforms. The loyalty program created a strong viral effect, which has enabled us to enjoy lower user acquisition costs in comparison to those of other acquisitions channels. The gamified loyalty point system not only helps us keep users more engaged and enhance user stickiness, but also enables us to track users’ long-term behaviors and optimize content recommendation, as almost all of our DAUs are logged-on users.

Covering a broad range of topics, Qutoutiao is focused on humor, stories and other light entertainment content that delight and inspire. Our content is generally sourced from professional media under licensing arrangements or uploaded by more than one million freelancers registered on our platform.

We introduced a separate mobile application, Midu Novels, in May 2018 which offers users free literature online. We further introduced Midu Lite in May 2019, which includes a loyalty program in addition to the standard offerings of Midu Novels. They both feature an innovative free-to-read model that appeals to the online literature reading population, especially those who are keen to read but have a low willingness to pay, who account for the vast majority of online readers in China, and thus having been turned away by the paid-only model of the traditional online literature industry. Supported by advertising, we are able to offer our users a comprehensive selection of literature covering a wide range of genres for free. While Midu Novels have been very effective in targeting the existing reading population, Midu Lite has drawn in readers having little or no experience with online literature who subsequently develop a passion for reading. Therefore, the two applications together have achieved broader coverage of the market from a product perspective, and form the two strategic pillars with equal importance in our long-term vision for the online literature market.

We have successfully diversified our content offerings into casual games and live-streaming with promising take-up rates from our loyal users. We will keep improving the quality of content currently on offer and further expanding into more content categories, to create a comprehensive light entertainment content ecosystem. This not only enhances user engagement and retention, but also diversifies our monetization channels.

We currently generate revenues primarily by providing advertising and marketing services. New monetization channels such as casual games and live-streaming are still at their early stages, and will contribute a much more meaningful percentage of revenues over time. We have maintained a strong focus on R&D since our founding and materially enhanced our proprietary advertising platform’s monetization efficiency. This has been achieved by enhanced algorithms and the conversion to an oCPC system.

Our net revenues have increased rapidly from RMB517.1 million in 2017 to RMB3,022.1 million in 2018, and further to RMB5,570.1 million (US$800.1 million) in 2019. As we focused on growing our user base and enhancing our services, we have incurred net losses attributable to Qutoutiao Inc. of RMB94.8 million in 2017, RMB1,942.6 million in 2018 and RMB2,688.7 million (US$386.2 million) in 2019. Non-GAAP net losses attributable to Qutoutiao Inc., which represented net losses attributable to Qutoutiao Inc. before share-based compensation expenses, were RMB91.4 million in 2017, RMB990.9 million in 2018 and RMB2,416.7 million (US$347.1 million) in 2019.

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

We launched our mobile literature application, Midu Novels, in May 2018, which offers users free literature supported by advertising. Unlike the traditional paid-only model in the online literature industry which charges users fees for most content offered, users of Midu Novels can enjoy their favorite literature under an innovative free-to-read model. Our users have access to a comprehensive selection of literature covering a wide range of genres, including romance, fantasy, science fiction, history and other genres for free. We classify the content genres with multi-dimensional reading tags which our users can choose to follow. We are able to offer our users free literature as we primarily monetize through advertisements that our advertising customers place on Midu Novels. Our AI-powered content recommendation engine coupled with our strong data analytics capabilities also enable us to improve user experience and increase the time our users spend on Midu Novels by making personalized recommendation and delivering to them literature that caters to their interest.

We launched Midu Lite in May 2019, which combines a loyalty program with the standard offerings from Midu Novels. The differentiated product design has led to Midu Lite attracting an incremental reading population whose needs have not been well addressed by Midu Novels previously. As a result, we have observed minimal user overlap between the two versions.

We also previously offered Quduopai, which was a separate mobile application allowing users to create, upload and view videos. User-generated videos could be viewed by other users of Quduopai after being screened by our content management system for quality and appropriateness. We also selectively delivered popular videos from Quduopai through Qutoutiao, which enabled such videos to reach a broader audience and further enriches the content offerings on Qutoutiao. We creased operation of Quduopai in 2019.

We have also been exploring opportunities in short videos, which we offer through both the Qutoutiao application and standalone short video applications. It is a large and attractive market and an important part of any content ecosystem. We believe our innovative approach to product design and development positions us well for moving into this market.

The table below sets forth key operating metrics relating to our mobile applications.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2018				2019
	(in millions, except for daily time spent data)
Installed users as of the end of the period	99.4	139.1	227.7	334.8	437.1	550.8	670.7	793.6
Combined Average MAUs during the period	28.0	34.1	65.2	93.8	111.4	119.3	133.9	137.9
Combined Average DAUs during the period	11.3	12.6	21.3	30.9	37.5	38.7	42.1	45.7
Average daily time spent per DAU during the period (minutes)	32.5	47.0	55.9	63.1	62.1	60.0	61.3	59.4

We previously offered an online marketplace on Qutoutiao where users could purchase merchandise offered by third-party merchandise suppliers. This allowed us to enhance user stickiness and benefits users by enabling them to spend cash credits earned in their accounts, while also encouraged users to supplement their spending on our platform with additional funds and thus creating additional monetization opportunities for us. We selected competitively-priced merchandise that we expected would be of interest to our users based on users’ purchasing power and preferences. Each merchandise supplier was responsible for shipping the merchandise directly to users. Popular offerings on our platform included consumer electronics, home appliances, cosmetics and accessories. We ceased operation of the online marketplace in 2019.

User Account Systems and Loyalty Programs

We offer a user loyalty program on Qutoutiao and Midu Lite. Registered users can earn loyalty points if they become active users, refer others who later register and become active users, or engage in various activities while logged in.

Accumulated loyalty points, if exceeding certain threshold, can be withdrawn by the user in the form of cash by directly crediting the user’s electronic wallet. We have the sole discretion in determining the withdraw threshold and the exchange rate between loyalty points and the monetary value available to be withdrawn. Similar programs have long been in place for various industries such as airlines, hospitality and credit cards. They have proven to be effective in enhancing user loyalty and engagement all around the world. Our loyalty programs serve exactly the same purpose by strengthening users’ connection to our products and services. Consuming content, rather than earning loyalty points, is the main purpose for our users, the same as in other industries such as airlines, hospitality and credit cards where earning loyalty points is a secondary consideration after the services-in-demand. However, there could occasionally be cases of abuse by a small number of users, and we have put in place mechanisms for detection and prevention. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Industry and Business — Our ability to prevent the misuse of our user loyalty programs while ensuring their efficacy in user acquisition and engagement will have a material effect as to our business, results of operations and financial condition.”

We used to offer a separate user account system and loyalty program for Quduopai. Users could earn cash credits that they could withdraw after the balance exceeded a minimum amount, which was determined at our sole discretion and adjusted by us from time to time. We terminated the user account system and loyalty program for Quduopai as we ceased its operation in 2019.

Referral-based Loyalty Points

Our registered users earn loyalty points when they invite others to download and register on our Qutoutiao or Midu Lite mobile application. After an invited user registers with us, the existing registered user is eligible to receive loyalty points or cash credits. We are thus able to leverage the embedded social relationships of each user and prompt our users to voluntarily invite their families and friends to become our registered users.

Engagement-based Loyalty Points

A user is eligible to receive loyalty points for engaging in various activities on our Qutoutiao or Midu Lite mobile application. Such activities include viewing and sharing content, providing valuable comments and encourage inactive users to continuously re-engage with Qutoutiao and Midu Lite. We also create fun tasks such as daily missions to tap into the competitive reward psyche of users.

Our Content

We strive to become the light entertainment content platform of choice for a growing base of users. We believe that light entertainment-oriented and easily digestible content resonates with mobile users, and we primarily deliver content that can be viewed by users during a short period of time. The articles on our platform generally contain both images and short texts and can be read within one minute; and a majority of the videos on our platform run less than two minutes. In the three months ended December 2019, the average daily time spent per DAU for our mobile applications was approximately 59.4 minutes. We aim to deliver quality and relevant content to users, and content sourcing, management and recommendation are among core focuses of our operations.

Content Sourcing

We source content from over 1,250 professional media outlets under a licensing arrangement and from more than one million freelancers registered on our platform. We operate an online content upload system for content providers to prepare and upload content. Fees paid to content providers relates to the amount of views associated with such content.

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

Our mobile literature applications, Midu Novels and Midu Lite, primarily source content from traditional PC-based online literature platforms which grant us permits to publish their literature content on our platforms for a fee. We have also built an in-house editor team that works with authors directly, which combines human experiences with data analytics in guiding and producing quality literary works. We curate quality literature content that caters to our users’ interests based on our analysis of users’ profiles and their reading histories. As of December 31, 2019, we offer more than 130,000 pieces of literature on Midu Novels and Midu Lite.

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

•

Algorithm-based Screening. We apply algorithms to screen texts as well as images and videos. Our system screens texts based on pre-set keywords, and we utilize artificial intelligence to identify inappropriate images and videos. The screening system automatically declines content that does not meet the standards of our platform and flags suspicious content for manual review by our content management team.

•

Manual Review. Our content management team, which consisted of 776 employees as of December 31, 2019, is responsible for monitoring all information before delivery through our platform. The content management team reviews suspicious content identified in the algorithm-based screening process and makes the final decision as to whether to decline such content. Given the complexity and diversity of information submitted to our platform, our content management team also reviews all content that has not earlier been flagged up in the algorithm-based screening process.

•

Complaint Procedure. A user may submit a complaint about a particular piece of content through our mobile applications. The user is prompted to identify the basis for the complaint, such as duplication to pre-existing content, violation of law, factual mistake, low quality or plagiarism. The user also needs to provide a written commentary to support the complaint. We remove the relevant content if we conclude that the complaint is valid. In addition, while the complaint is under review, we may also temporarily block the relevant content from being further delivered until we can investigate the complaint and reach a conclusion.

Content Recommendation

Our platform intelligently delivers personalized light entertainment content to users. The content recommendation process involves the following components.

•

Content Tagging. Each piece of content is multi-tagged with references to the key topics it covers. Before submitting an article or video, the content provider may provide up to six tags. Such tags range from general topics such as “entertainment news” to specific topics such as the name of an actor. We utilize both algorithm-based screening and manual review to further refine such tags. Furthermore, our smart video tagging technology uses deep learning that further increases the accuracy of tags. Our technology also automatically selects and displays to users the most appropriate “cover images” for videos. We believe our technology greatly improves the quality and relevance of video content shown to our users, thereby enhancing user experience.

•

Interest and Social Graphs. Through an automated process, we develop interests and social graphs for each user based on the user’s profile, behavior and social relationships. User profile data are provided by users when registering for an account on our mobile applications. In addition, we are also able to gain a fairly accurate picture of a user’s profile, including age, gender and location, based on the user’s behavior on our platform. The user’s behavior also provides us with a granular view of the topics and content characteristics that could be of interest to the user. In addition, the interest and social graphs take into account the user’s social relationships with other users and such other users’ interests and behaviors.

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

When we first commenced our business, due to our limited operating history and human resources, we collaborated with various third-party advertising platforms to efficiently and rapidly fill advertisement space on our mobile applications. We later also engaged advertising agents to serve as our sales agents in selling our advertising and marketing solutions to other advertising agents and end advertisers. Thus, we historically generated a significant portion of our net revenues from a limited number of third-party advertising platforms. However, such concentration risk might cause significant fluctuations of our operational results in that any adverse change in our relationship with these advertising platforms, including our arrangements with them, or a decrease in the amount or quality of the advertisements placed by these platforms on our mobile applications might materially and adversely affect our results of operations.

As our business grew rapidly and substantially, it made perfect sense to start building our own distribution capabilities, i.e., an in-house advertising platform. The benefit of owning an in-house advertising platform is not only enhanced monetization efficiency as we can improve advertising technology for better matching of supply and demand which results in higher average revenue per user (ARPU), it also allows our business to become independent and obtain long-term viability.

The opportunity came in February 2018 when an advertising agent which operated a programmatic advertising system became available for sale, and we successfully acquired this agent. Before the acquisition in February 2018, the Group engaged certain advertising customers through this third-party advertising agent. At the time of acquisition, it had built up a good technical base as it owned several intellectual properties, which were valuable assets for us to further develop our proprietary advertising platform related technology. By integrating this system with our internal resources and continuous R&D investments, we have developed it into a fully-fledged and technology driven advertising exchange capable of not only monetizing internet media traffic generated in-house but also that originating from third-party media platforms.

Currently, our programmatic advertising system utilizes a bidding system for advertising customers to bid for the targeted audience on mainly our platform. Our programmatic advertising system considers a wide range of parameters to determine which advertisement to show, including price bid, predicted click-through rate, predicted user conversion metrics and content relevance, to dynamically maximize our advertising customer’s return on investment (ROI) as well as our revenue potential. Our advertising technology aims to maximize our revenue potential by rewarding the more relevant advertisement with a more prominent position, despite the potentially lower price bid of such advertisement. We actively monitor the advertisements placed to help ensure their relevance.

Customers for our programmatic advertising system are comprised of advertising agents and end advertisers. We have our own sales personnel who are responsible for supporting and monitoring the performance of advertising agents and to attract advertising customers to use our programmatic advertising system directly. We enter into standard agreements with advertising agents generally for a term of one year. Our advertising agents are responsible for identifying end advertisers, confirming payments and setting up accounts on our programmatic advertising system for advertising customers. We provide ongoing training to advertising agents to help them become familiarised with the functionalities and capabilities of our programmatic advertising system. These advertising agents are responsible for collecting and submitting the relevant documentation and licenses from advertising customers for our approval to open accounts on our programmatic advertising system, and are also liable for any infringement of third-party rights or violation of regulatory requirements caused by advertisements placed by their end advertisers.

Through collaboration with third-party merchandise suppliers, we previously offered an online marketplace on Qutoutiao in which users could access and purchase merchandise offered by third-party merchandise suppliers. We did not carry any inventory, and each merchandise supplier was responsible for shipping the merchandise directly to users. A user paid the purchase price for a merchandise to us. We deducted our commission related to the merchandise and remit the remainder to the relevant merchandise supplier. We ceased operation of the online marketplace in 2019.

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

•

Advertising. Our advertising technology enables advertising customers to bid for audience and automatically deliver relevant, targeted promotional links to users. Our system rewards more relevant advertisements with more prominent positions, despite the potentially lower priced bids of such advertisements. Our audience segmentation technology helps ensure the relevance of advertisements shown to users by analyzing their interests through browsing activity, viewed content and commenting history. In addition, we have the ability to predict click-through rates for advertisements using logistic regression, gradient boosting decision tree and linear and nonlinear modeling algorithms. Enhanced precision of these click-through rate projections can help maximize the cost effectiveness of customers’ advertising budgets. Our oCPC system further takes into consideration customers’ overall return requirements by assessing their desired end results in the context of their budgets and the availabilities of relevant advertising inventories, providing a wholistic solution to their marketing needs rather than a simple product amid their marketing strategy.

•

Content Screening Technology. Our text screening system screens information based on pre-set keywords. We utilize artificial intelligence to identify inappropriate or objectionable content from images, speeches and videos, significantly increasing efficiency over manual review. We also apply deep learning methods to analyze complex visual content. Through big data and continuous training, our system is able to monitor and identify objectionable visual content with a high degree of accuracy. The screening system automatically declines content that does not meet the standards of our platform and flags suspicious content for manual review by our content management team.

•

Fraud Detection. Our fraud detection technology focuses on ensuring that our user loyalty programs are not abused by fraudulent users or activities. Our anti-fraud system employs self-encoding and deep learning methods such as sophisticated neural networks in analyzing users’ behaviors as well as the locations of and the data from their devices to detect fraud. Our anti-fraud system assigns a fraud score to users based on the inputs it receives, with higher scores signifying a greater suspicion of fraudulent activity. We also utilize artificial intelligence methods including decision trees, random decision forests, naive Bayes classifier, Gaussian mixed model, and logistic regression to maximize the predictive accuracy of our anti-fraud system while minimizing the need for manual review.

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

We compete with other mobile content platform companies for user traffic. Our primary competitors include content aggregators such as Jinritoutiao (operated by Bytedance), Kuaibao (operated by Tencent) and Yidianzixun (an affiliate of Phoenix News). We believe we have differentiated ourselves from other content aggregators because of our focus on light entertainment content and users from lower-tier cities. To a lesser extent, we also compete with mobile news portals such as Tencent News, SINA News, Sohu News, NetEase News and Phoenix News. We believe such mobile news portals tend to concentrate on current affairs such as political and economic news. As such, their content offerings tend to differ from ours. We also compete with other mobile literature applications, such as iReader, QQ Reading, Qimao Free Novels and Fanqie Novels, as well as mobile literature applications that have a business model similar to ours. To a much lesser extent, we compete with traditional PC-based online literature platforms. We believe we have differentiated ourselves from other online literature applications and platforms because we are able to offer high quality online literature for free with effective recommendation algorithms helping readers to discover books they enjoy, and we can efficiently monetize the traffic through our proprietary programmatic advertising system.

Intellectual Property

We regard our intellectual property as critical to our success. Such intellectual properties include trademarks, domain names, copyrights, know-how and proprietary technologies. We currently rely on trademarks, copyrights, trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2019, we had registered 359 trademarks in the PRC, including trademark for “Qutoutiao.” We were the registered holder of 271 domain names in the PRC, and had been granted 180 software copyrights and 22 artwork copyrights as of the same date.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of our employees. In addition, we maintain directors and officers liability insurance for our directors and officers. We do not maintain property insurance policies covering our equipment and other property that are essential to our business operation to safeguard against risks and unexpected events. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

C.	Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Foreign Investment Law

On March 15, 2019, the National People’s Congress of the PRC adopted the Foreign Investment Law, which came into force on January 1, 2020. On December 26, 2019, the State Council issued the Implementation Rules of the Foreign Investment Law, which came into effect on January 1, 2020, to clarify and elaborate relevant provisions of the Foreign Investment Law. The Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) the foreign investor, by itself or together with other investors establishes a foreign invested enterprises in China; (ii) the foreign investor acquires shares, equities, asset tranches, or similar rights and interests of enterprises in China; (iii) the foreign investor, by itself or together with other investors, invests and establishes new projects in China; (iv) the foreign investor invests through other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The Foreign Investment Law keeps silent on how to define and regulate the VIEs, while adding a catch-all clause that “other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council” can fall into the concept of “foreign investment,” which leaves uncertainty as to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment.” Pursuant to the Foreign Investment Law, PRC governmental authorities will regulate foreign investment by applying the principle of pre-entry national treatment together with a “negative list,” which will be promulgated by or promulgated with approval by the State Council. Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in such negative list; and, after satisfying certain additional requirements and conditions as set forth in the “negative list,” are allowed to make investments in the industries which are listed as “restricted” in such negative list. For any foreign investor that fails to comply with the negative list, the competent authorities are entitled to ban its investment activities, require such investor to take measures to correct its non-compliance and impose other penalties.

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

The Catalogue of Telecommunications Business, or the Catalogue, which was issued as an attachment to the Telecom Regulations and recently revised and promulgated on June 6, 2019, further identifies information services and online data processing and transaction processing services as value-added telecommunications services. We engage in business activities that are value-added telecommunications services as defined and described by the Telecom Regulations and the Catalogue.

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

Our current and future business activities include providing information services and content to users through our mobile applications including Qutoutiao, Midu Novels and Midu Lite and providing online data processing and transaction processing services, all of which will be regarded as value-added telecommunications services under the Catalogue. Certain of our consolidated VIEs, Shanghai Jifen and Anhui Zhangduan, and certain subsidiaries of Shanghai Jifen, including Shanghai Tuile and Shanghai Xike, have been granted the ICP Licenses which authorize relevant companies’ provision of information services and online data processing and transaction processing services through the Internet. The ICP Licenses of Shanghai Jifen, Anhui Zhangduan, Shanghai Tuile and Shanghai Xike will remain effective until September 25, 2022, June 20, 2022, July 27, 2023 and November 30, 2023 respectively, and all of the licenses are also subject to annual inspection.

Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and recently amended and issued on February 6, 2016, and the Catalogue of Industries for Guiding Foreign Investment, or the Foreign Investment Catalogue, which was recently revised and promulgated by the National Development and Reform Commission, or the NDRC, and the MOFCOM, on June 28, 2017. On June 30, 2019, the NDRC and the MOFCOM jointly issued the special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2019), or the 2019 Negative List, which has replaced the special administrative measures for foreign investment access (negative list for foreign investment access) specified in the Foreign Investment Catalogue. Under the aforementioned regulations, foreign invested telecommunications enterprises in the PRC, or FITEs, must be established as Sino-foreign equity joint ventures. The foreign party to a FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, of which the geographical area it may conduct telecommunications services is provided by the MIIT in accordance with relevant provisions as mentioned above. In addition, the major foreign investor in a value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. Moreover, approvals from the MIIT and the MOFCOM or their authorized local counterparts must be obtained prior to the operation of the FITE and the MIIT and the MOFCOM retain considerable discretion in granting such approvals.

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

In view of these restrictions on foreign direct investment in the value-added telecommunications sector, we established various domestic consolidated affiliated entities which are all subsidiaries to Shanghai Jifen, to engage in value-added telecommunications services. For a detailed discussion of our consolidated VIEs and their subsidiaries, please refer to “Item 4. Information on the Company — C. Organizational Structure”. Due to a lack of interpretative materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. For details, please refer to “Item 3 Key Information — D. Risk Factors — Risks Relating to Our Industry and Business — We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on our ability to own key assets such as our mobile applications.” In order to comply with PRC regulatory requirements, we operate a portion of our business through our consolidated VIEs and their subsidiaries, with which we have contractual relationships but in which we do not have an actual ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC Internet sector, we could be subject to severe penalties.

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

In addition to the above, the ICP Measures further specifies a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities. On December 15, 2019, Cyberspace Administration of China, or the CAOC, promulgated the Provisions on Ecological Governance of Network Information Content, which became effective on March 1, 2020, to further regulate the network information and content.

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

We are required to obtain an Internet news license from CAOC for the dissemination of news through our mobile application. On July 30, 2019, Shanghai Jifen Culture Communications Co., Ltd., or Shanghai Jifen, one of our consolidated VIEs, obtained an Internet News License from CAOC.

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

The MOC issued the Notice of Adjusting the Scope of Network Cultural Business Permit and Further Regulating the Approval on May 14, 2019. Under such notice, the MOC will no longer accept new application for certain scopes including “game products (including issuance of virtual currencies in online games)” while the permits which have already been approved with such scope are still valid until expiration.

Certain of our consolidated VIEs, Shanghai Jifen and Anhui Zhangduan, as well as certain of Shanghai Jifen’s subsidiaries, i.e., Shanghai Tuile and Shanghai Xike, have obtained the Network Cultural Business Permits. The permits obtained by Shanghai Jifen and Shanghai Xike share the same business scope of operating music and entertainment products and animation products and will remain effective until November 7, 2022 and March 13, 2021, respectively, while the permit held by Anhui Zhangduan covers operating game products (including issuance of virtual currencies in online games), plays and shows, and will expire on May 21, 2020. Shanghai Tuile holds a Network Cultural Business Permit with a business scope of operating music and entertainment products, game products (including issuance of virtual currencies in online games) and animation products and such permit will expire on May 31, 2021.

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

Regulations Related to Intellectual Property Rights

Trademark

On August 23, 1982, the SCNPC promulgated the Trademark Law of the PRC, or the Trademark Law, which was amended in 1993, 2001, 2013 and 2019. The Implementation Regulation for the Trademark Law promulgated by the State Council came into effect on September 15, 2002 and was further amended on April 29, 2014.

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

As of December 31, 2019, we had registered 359 trademarks in the PRC, including the trademark for “Qutoutiao,” and filed 1,031 trademark applications in the PRC.

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

As of December 31, 2019, we had been granted 180 software copyrights and 22 artwork copyrights in the PRC.

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

As of December 31, 2019, we were the registered holder of 271 domain names in the PRC.

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

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, October 10, 2018 and December 30, 2019, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of PRC companies and further improve the administration on foreign exchange settlement for FIEs.

On February 13, 2015, the SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, which was recently amended on December 30, 2019. The SAFE Circulare 13 cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment. In addition, SAFE Circular 13 simplifies the procedure of foreign exchange-related registration, under which investors shall register with banks for direct domestic investment and direct overseas investment.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by FIEs in the PRC include the Company Law of the PRC, as recently amended in 2018 and Foreign Investment Law promulgated by SCNPC on March 15, 2019 and recently came into effect on January 1, 2020 and its implementation regulations that took effect on the same day.

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

As of December 31, 2019, our wholly foreign-owned subsidiaries, Shanghai Quyun and Shanghai Zhicao, had not made any profits and would not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax which was recently amended on December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax (collectively, the “EIT Law”), which was recently amended on April 23, 2019. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

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

On November 16, 2011, the Ministry of Finance, or the MOF, and the State Administration of Taxation, or the SAT, promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, to lay out main content of the pilot scheme for the reform of levying value-added tax in place of business tax. Further on March 23, 2016, the MOF and the SAT jointly promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016 and was most recently amended on March 20, 2019. Pursuant to the above mentioned notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

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

As of December 31, 2019, our PRC subsidiaries, consolidated VIEs and their subsidiaries were generally subject to the VAT rates of 6%.

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

Regulations on Employment

Labor Law and Labor Contract Law

The Labor Law, which was promulgated on July 5, 1994 and most recently amended on December 29, 2018, and the Labor Contract Law of the PRC, or the Labor Contract Law, which took effect on January 1, 2008 and was amended on December 28, 2012, are primarily regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely. Violations of the Labor Contract Law and the Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

Regulations on Social Insurance and Housing Fund

Under the Social Insurance Law of the PRC that was promulgated by the SCNPC on October 28, 2010, came into force as of July 1, 2011 and recently amended on December 29, 2018 and the Interim Regulations on the Collection and Payment of Social Insurance Premiums that was promulgated by the State Council on and came into force as of January 22, 1999 and was recently amended on March 24, 2019, employers are required to pay basic endowment insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. Where an employer fails to fully pay social insurance premiums, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of 1 to 3 times the outstanding amount upon such employer.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

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

In our case, the CSRC approval was considered not required in the context of our initial public offering because (i) our wholly-owned PRC subsidiaries, Shanghai Quyun and Shanghai Zhicao, were incorporated as foreign-invested enterprises by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules, and (ii) there is no statutory provision that clearly classifies the contractual arrangement among our WFOEs and our consolidated VIEs and their respective shareholders as transactions regulated by the M&A Rules. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Industry and Business — A PRC regulation establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.”

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

The following diagram illustrates our corporate structure with our principal subsidiaries, consolidated VIEs and their subsidiaries as of the date of this annual report. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships between Shanghai Quyun, Shanghai Zhicao, our consolidated VIEs and their respective shareholders as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)

Mr. Eric Siliang Tan, Mr. Lei Li, Tianjin Shanshi Technology L.P., Shanghai Xihu Cultural Transmission Co., Ltd. and Shanghai Xinpai Management Consulting Co., Ltd., an affiliate of The Paper, hold 44.55%, 14.85%, 19.80%, 19.80% and 1% equity interest in Shanghai Jifen, respectively.

Both Tianjin Shanshi Technology L.P. and Shanghai Xihu Cultural Transmission Co., Ltd. are controlled by Mr. Eric Siliang Tan.

(2)	We acquired Shanghai Dianguan in February 2018.

(3)

Include Beijing Qukandian, Shanghai Xike, Shanghai Tuile Information Technology Service Co., Ltd., Tianjin Quwen Internet Technology Co., Ltd, Shanghai Heitu Internet Technology Co., Ltd. and Shanghai Zheyun Internet Technology Co., Ltd.

(4)	Ms. Min Gao and Ms. Wanting Xu held 60% and 40% equity interest in Big Rhinoceros Horn, respectively.
(5)	Mr. Zhongliang Pan and Mr. Zhenxiong Guo held 60% and 40% equity interest in Beijing Churun, respectively.
(6)	Ms. Wanting Xu and Ms. Min Gao held 60% and 40% equity interest in Anhui Zhangduan, respectively.
(7)

Mainly include Shanghai DragonS Information Technology Co., Ltd., or DragonS Information, and Hubei Rapid Information Technology Co., Ltd., or Rapid Information. Mr. Biao Liu and Mr. Zhongyuan Zhang held 60% and 40% equity interest in DragonS Information, respectively. Ms. Linhong Wang and Ms. Jun Sun held 60% and 40% equity interest in Rapid Information, respectively.

(8)	Mainly include Beijing Supreme Pole International Sports Promotion Co., Ltd.

Contractual Arrangements among Our WFOEs, Consolidated VIEs and Their Respective Shareholders

PRC laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct our operations mainly through Shanghai Jifen, Big Rhinoceros Horn and Anhui Zhangduan and their subsidiaries. We effectively control Shanghai Jifen, Big Rhinoceros Horn, Anhui Zhangduan, Beijing Churun, DragonS Information and Rapid Information, or our consolidated VIEs, through a series of contractual arrangements with our consolidated VIEs, their respective shareholders and Shanghai Quyun or Shanghai Zhicao, as applicable, as described in more detail below, which collectively enables us to:

•	exercise effective control over our consolidated VIEs and their subsidiaries;
•	receive substantially all the economic benefits of our consolidated VIEs; and
•	have an exclusive option to purchase all or part of the equity interests and assets of our consolidated VIEs when and to the extent permitted by PRC law.

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

However, we have been further advised by our PRC legal counsel, King & Wood Mallesons, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law, or the 2015 Draft, for public review and comments. The 2015 Draft was replaced by the draft Foreign Investment Law (2018), which was published by the SCNPC in December 2018 and further amended in January 2019. The new Foreign Investment Law was approved by the National People’s Congress on March 15, 2019 and came into effect recently on January 1, 2020. Among other things, the 2015 Draft expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the 2015 Draft, VIEs would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the relevant terms with regard to the VIE structure in the 2015 Draft have been removed in their entirety in the newly effective Foreign Investment Law and there are significant uncertainties as to how the control status of our consolidated VIEs would be determined under the Foreign Investment Law, and furthermore, whether any of the businesses that we currently operate or plan to operate in the future through any of our consolidated VIEs would be subject to any foreign investment restrictions or prohibitions under the “negative list” then effective.

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

Voting Rights Proxy Agreements. Pursuant to the voting rights proxy agreements, each shareholder of our consolidated VIEs has irrevocably authorized Shanghai Quyun or Shanghai Zhicao, as applicable, to exercise the following rights relating to all equity interests held by such shareholder in the relevant consolidated VIE during the term of the voting rights proxy agreement: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in the relevant consolidated VIE, including without limitation: (1) proposing and attending shareholders’ meetings of the relevant consolidated VIE; (2) exercising all the shareholder’s voting rights such shareholder is entitled to under the laws of China and the relevant consolidated VIE’s articles of association, including but not limited to designate and appoint on behalf of such shareholder the directors and other senior management members of the relevant consolidated VIE. Under most of the voting rights proxy agreements, during the period that each of our WFOEs and our consolidated VIEs remains in operation, the voting rights proxy agreements shall be irrevocable and continuously effective.

Spousal Consent Letters. Pursuant to the spousal consent letters, each spouse unconditionally and irrevocably waives any rights or entitlements whatsoever to such shares and assets that may be granted to him or her pursuant to applicable laws and undertakes not to make any assertion of rights to such shares and assets. Each spouse agrees and undertakes that he or she will take all necessary actions to ensure the proper performance of the contractual arrangements, and will be bound by the contractual arrangements in case he or she obtains any equity of our consolidated VIEs due to any reason.

Agreements that Allow Us to Receive Economic Benefits from our Consolidated VIEs and Their Subsidiaries

Exclusive Technology and Consulting Service Agreements. Under the exclusive technology and consulting service agreements, our consolidated VIEs appoint Shanghai Quyun or Shanghai Zhicao, as applicable, as their exclusive services provider to provide our consolidated VIEs with comprehensive technical support, business support and relevant consulting services during the term of the exclusive technology and consulting service agreements. In return, our WFOEs are entitled to receive a monthly service fee from the relevant consolidated VIEs at an amount to be determined at the sole discretion of our WFOEs. Our WFOEs shall have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of the exclusive technology and consulting service agreements. Under most of the execlusive technology and consulting service agreements, unless terminated in accordance with the provisions of the exclusive technology and consulting service agreements or in accordance with written decision of our WFOEs, the terms of the exclusive technology and consulting agreements are indefinate.

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

Exclusive Option Agreements. Pursuant to the exclusive option agreements, each of our consolidated VIEs’ shareholders has irrevocably granted the relevant WFOE an unconditional and exclusive right to purchase, or designate one or more persons agreed by the board of directors of the relevant WFOE to purchase the equity interests in such consolidated VIE then held by its shareholders once or at multiple times at any time in part or in whole at the relevant WFOE’s sole and absolute discretion to the extent permitted by PRC laws. The purchase price of the optioned interests shall be the minimum price permitted under PRC laws when the relevant WFOE exercises equity interest purchase option. The shareholders of our consolidated VIEs have agreed the consideration received from the exercise of such equity interest purchase option shall be used to settle the outstanding loans under the loan agreements as described above and/or transferred back to the relevant WFOE as permitted under relevant PRC laws. Under most of the exclusive option agreements, our consolidated VIEs and their respective shareholders have agreed that, without the relevant WFOE’s prior written consent, such consolidated VIE shall not, among others, in any manner supplement, change or amend its articles of association; increase or decrease its registered capital, change its structure of registered capital in other manners; sell, transfer, mortgage or dispose of in any other manner any legal or beneficial interest in the equity interests in such consolidated VIE held by such shareholders, or allow the encumbrance thereon; entry into, inherit, or tolerant any existence of any loan or other debtor-creditor relationship with any third party; enter into any material contract outside the ordinary course of business; merge with any other persons or make any investments exceeding US$2 million; or distribute dividends. The exclusive option agreements shall remain effective until all the equity interest held by the shareholders in such consolidated VIE has been transferred to our WFOEs or the person designated by our WFOEs.

Supplemental Agreement to the Contractual Arrangements in Connection with The Paper

In August 2018, Shanghai Quyun and Shanghai Jifen and its shareholders entered into a supplemental agreement as to the contractual arrangements as described above, pursuant to which Shanghai Jifen issued equity interests representing 1% of its enlarged share capital to Shanghai Xinpai, an affiliate of The Paper, in September 2019. As Shanghai Xinpai is not a party to the existing contractual arrangements, it is not bound by such arrangements nor does it have any obligation to perform or assume any liability under the contractual arrangements. In contrast to what we have been granted by other shareholders of Shanghai Jifen under the contractual arrangements, the voting rights over these 1% equity interests are held by Shanghai Xinpai itself and we have not been granted the authorization of the voting rights over such 1% equity interests. Accordingly, we are not able to request Shanghai Xinpai to sell or pledge such 1% equity interests in the way agreed under existing contractual arrangements.

Despite the above, The Paper will not absorb the losses allocation, if any, from Shanghai Jifen. Unless otherwise instructed and approved by the competent governmental authority, The Paper may not transfer its equity interests in Shanghai Jifen to any third party. Based on the foregoing, we believe Shanghai Quyun, our wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Shanghai Jifen as it continues to have a controlling financial interest in Shanghai Jifen pursuant to ASC 810-10-25-38A.

E.	Facilities

Our corporate headquarters are located in Shanghai, China, where we leased approximately 10,818 square meters of office space as of December 31, 2019. We also maintained other leased offices in Beijing, Wuhu City in Anhui Province, Guangzhou in Guangdong Province and Tianjin totaling approximately 12,373 square meters.We believe that we will be able to obtain adequate facilities, principally by lease, to accommodate our future expansion plans.

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

Overview

We operate innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to our users. Our eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Midu, first launched in May 2018 as Midu Novels and with an alternative version Midu Lite launched one year later, pioneered provision of free online literature supported by advertising. It has grown tremendously and has led the free online literature industry since inception. Our mobile applications have rapidly gained popularity since launch, reaching combined average MAUs of approximately 137.9 million, combined average DAUs of approximately 45.7 million and average daily time spent per DAU of approximately 59.4 minutes in the three months ended December 31, 2019.

Our rapidly increasing and engaged user base has provided us with strong monetization potentials. We currently generate revenue primarily by providing advertising and marketing services. We place advertisements on the main pages, topic pages as well as content pages of our mobile applications. When we first commenced our business, we collaborated with various third-party advertising platforms to place advertisements on our mobile applications and derived a large percentage of our revenues from a limited number of customers. To reduce the concentration risk and to build our in-house advertising platform which was becoming necessary in order to support the rapid growth of our business, we acquired an advertising agent in February 2018 that operated a programmatic advertising system. Upon full integration with our internal resources and with continuous R&D investments, we have developed it into a technology driven system that has powered our advertising solutions while reducing the use of third-party advertising platforms.

We also sell advertising and marketing solutions to advertising agents or advertising customers directly. Our differentiated user base represents an attractive demographic target for businesses. We launched our new integrated and customized marketing solution services to our customers in 2019 to enhance our monetization ability.

We also generate revenue by providing agent and platform service between the advertising customers and third-party advertising platforms. We are increasing the variety of content formats offered by our mobile applications to capture additional monetization opportunities. The new content formats include paid content such as memberships to our online literature platforms, casual games, live-streaming, animations and comics.

Our net revenues have increased rapidly from RMB517.1 million in 2017 to RMB3,022.1 million in 2018, and further to RMB5,570.1 million (US$800.1 million) in 2019. As we focused on growing our user base and enhancing our services, we have incurred net losses attributable to Qutoutiao Inc. of RMB94.8 million in 2017, RMB1,942.6 million in 2018 and RMB2,688.7 million (US$386.2 million) in 2019. Non-GAAP net losses attributable to Qutoutiao Inc., which represented net losses attributable to Qutoutiao Inc. before share-based compensation expenses, were RMB91.4 million in 2017, RMB990.9 million in 2018, and RMB2,416.7 million (US$347.1 million) in 2019.

Key Factors Affecting Our Results of Operations

We believe the most significant drivers for our revenues are user engagement and our ability to monetize. On the other hand, we believe the most significant drivers behind our costs and expenses are those related to our user acquisition and engagement efforts, and to a lesser extent R&D and content procurement.

User Base and Level of Engagement

Our fast growing and engaged user base has contributed to our ability to attract advertising customers to our advertising and marketing services and the significant growth in our revenue. Combined average MAUs of our mobile applications increased from approximately 24.3 million in the three months ended December 31, 2017 to approximately 93.8 million in the three months ended December 31, 2018 and further to approximately 137.9 million in the three months ended December 31, 2019. Combined average DAUs of our mobile applications increased from approximately 9.5 million in the three months ended December 31, 2017 to approximately 30.9 million in the three months ended December 31, 2018 and further to approximately 45.7 million in the three months ended December 31, 2019. A continued increase in the number of DAUs and the amount of time they spend on our platform will lead to increase in the number of advertisements served and potential clicks and impressions from users. User engagement in turn will depend on the quality and attractiveness of content on our platform and our continued ability to fine tune our understanding of users to deliver content that is most likely to interest them. Our ability to maintain high user engagement will also be affected by our planned introduction of new content formats, users’ reception to them and the growth in the volume of such content. Users’ engagement with these new content formats will not only help drive demand for our advertising and marketing services but also create further monetization opportunities.

Our Ability to Monetize

Our current financial condition and results of operations depend substantially on the demand for our advertising and marketing solutions. Demand for our advertising and marketing solutions will be affected by the size of our user base and their continued engagement. Such demand will also be dependent on our ability to enhance the efficacy of our advertising and marketing solutions through technology and an even deeper understanding of our user base. We have been operating our proprietary programmatic advertising system and directly selling our advertising and marketing solutions since February 2018.

Our expanding user base, which has been attracting an increasing number of advertising agents and advertising customers, has provided a solid basis for us to achieve a high monetization capability. To endeavor towards such a goal, we have taken concrete steps, such as improving the efficiency of our platform, to drive advertising conversion, which involves algorithm improvement driven by data collection and analytics and conversion to an oCPC system over the course of 2019. We have been forming partnerships with advertising customers from an expanding range of industries and offering an increasing variety of formats such as brand advertising in order to provide more comprehensive solutions for our customers. We have also managed to diversify our revenue streams by generating income from non-advertising activities such as live-streaming and membership fees, thanks to the diversification of content formats available from our mobile applications.

Cost of User Acquisition and Engagement

We offer loyalty programs on Qutoutiao and Midu Lite. The cost of users’ loyalty points associated with our user loyalty programs is recognized as sales and marketing expenses. A majority of such cost of users’ loyalty points is currently associated with engagement-based loyalty points to promote user engagement and retention, with the remainder related to referral-based loyalty points to acquire new users. We design our user loyalty programs to ensure the cost of the loyalty points provided is appropriate in relation to the overall economics of our business model. Our ability to operate loyalty programs effectively will have an effect on our results of operations. We also engage a variety of other online and offline marketing channels to acquire users and promote brand awareness in combination with our user loyalty programs. These efforts may also affect our overall user acquisition and engagement costs in the future.

Content Procurement

We encourage our content providers to actively contribute quality content that will resonate with our users by implementing a system in which fees paid to them are related to the number of views of the content they contribute. These fees are accounted for as part of our cost of revenues. Our ability to balance our content procurement cost while ensuring content providers continue to contribute content that is attractive to users will affect our results of operations going forward. We will also need to manage the relevant content cost while taking into account its revenue potential to ensure value are realized. Furthermore, as additional content formats are introduced, we have entered into different content procurement arrangements with content providers, affecting our content procurement cost structure.

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

Uncertainty of the Coronavirus (COVID-19) Outbreak

The COVID-19 outbreak, which was reported to surface in Wuhan, China in December 2019 and spread throughout China and worldwide, has impacted and may continue to impact our results of operations. The outbreak of COVID-19 across the globe has put pressure on the overall advertising market in the near-term, as advertising budget in general could be constrained. However, we believe our focus on performance-based advertising could position us better than those offering traditional brand-based or impression-based advertising, as advertising customers would value the measurability of return on investment in performance-based advertising, especially in weak market.

Our results for 2020 could be adversely affected due to the extension of Lunar New Year holiday and imposition of travel restrictions and self-isolation policies by local and national government of China. We currently expect a growth in our revenues in the first quarter of 2020 on a year-over-year basis, and the outbreak has not had a material impact on our financial results for the first quarter of 2020. However, the outbreak has slowed down and may continue to negatively affect our growth speed. Our future results may continue to be impacted if the COVID-19 outbreak persists or intensifies. Our business operations may be disrupted if any of our employees is suspected of being infected with COVID-19 and our offices need to be shut down for disinfection. We may be short on workforce if a large number of our employees are diagnosed with COVID-19 or are required to be self-isolated. Our advertising and marketing revenues may decline or our services may be suspended if any of our advertising customers or suppliers is affected by COVID-19. We have been closely monitoring the impact of COVID-19 on macro economy and advertising market in general, as well as the extent to which COVID-19 impacts our business, results of operations and financial condition. At this point, the exact impact on our results is uncertain and difficult to predict and will depend on future developments, including the duration, severity and reach of the COVID-19 outbreak, and actions taken to contain the outbreak or treat its impacts. For additional details, see “Item 3. Key Information—D. Risk Factors—Any catastrophe, including natural catastrophes and outbreaks of health pandemics and other extraordinary events, could disrupt our business operation. In particular, the coronavirus outbreak in China and worldwide could have a material adverse effect on our business, results of operations and financial condition, as well as the trading price of the ADSs.”

Key Operating Metrics

We regularly review a number of key operating metrics to evaluate our business and measure our performance. The table below sets forth key operating metrics relating to our mobile applications.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2018				2019
	(in millions, except for daily time spent data)
Installed users as of the end of the period	99.4	139.1	227.7	334.8	437.1	550.8	670.7	793.6
Combined Average MAUs during the period	28.0	34.1	65.2	93.8	111.4	119.3	133.9	137.9
Combined Average DAUs during the period	11.3	12.6	21.3	30.9	37.5	38.7	42.1	45.7
Average daily time spent per DAU during the period (minutes)	32.5	47.0	55.9	63.1	62.1	60.0	61.3	59.4

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

We monitor average daily time spent per DAU to measure the level of user engagement on our platform. Average daily time spent per DAU for our mobile applications increased from approximately 32 minutes in the three months ended December 31, 2017 to approximately 63 minutes in the three months ended December 31, 2018 and remained relatively stable at approximately 59.4 minutes in the three months ended December 31, 2019, which was driven by our continuous efforts in enriching our product and content offerings to include more engaging contents, such as short videos, games and live-streaming.

Key Components of Our Results of Operations

Revenues

We generate most of our revenues from advertising and marketing services. The following table sets forth a breakdown of our revenues, both in absolute amount and as a percentage of our net revenues, for the years indicated.

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Advertising and marketing revenues	512,883	99.2	2,814,258	93.1	5,415,321	777,862	97.2
Other revenue	4,170	0.8	207,888	6.9	154,760	22,230	2.8
Net revenues	517,053	100.0	3,022,146	100.0	5,570,081	800,092	100.0

(1)	Revenues from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Advertising and marketing revenues	—	17,447	473,216	67,973
Other revenue	—	29,597	—	—

We charge our advertising and marketing services mainly on an optimized cost-per-click, or oCPC, basis, and in certain circumstances, on an optimized cost-per-thousand-impressions, or oCPM, basis.

After acquiring an advertising agent in February 2018 that operated a programmatic advertising system and developing it into our proprietary technology driven advertising platform through internal integration and continuous R&D investment, we managed to considerably reduce our reliance on third-party advertising platforms such as Baidu. Prior to our acquisition of this advertising agent in February 2018, we engaged this advertising agent to serve as our sales agent in selling our advertising and marketing solutions to other second-tier advertising agents and end advertisers. These second-tier advertising agents and end advertisers were and still are our customers as they have chosen our mobile applications to place their advertisement, and our performance obligation has been to provide the underlying advertising display services to them. We recognize advertising and marketing revenues from our proprietary advertising platform on a gross basis as clicks are delivered on an oCPC basis. We also engage certain other advertising agents in selling our advertising and marketing solutions to our advertising customers.

In addition, we collaborate with various third-party advertising platforms to place advertisements on our platform. Under our arrangements with these advertising platforms, these advertising platforms are our customers and our performance obligation is to provide traffic to these advertising platforms. As such, we recognize advertising and marketing revenues based on the net amount as impressions or clicks are delivered on an oCPC or oCPM basis. We started reducing the utilization of third-party advertising platforms in 2017 and we expect such collaboration to continue to decrease in the future as we further increase direct sales of our advertising and marketing solutions.

Other revenue includes revenues from providing agent and platform service between the advertising customers and third-party advertising platforms by facilitating the advertising customers to select third-party advertising platforms to display their advertisements. We recognize revenues from the advertising customers based on the net amount equal to certain agreed percentage of the gross revenue earned by the third-party advertising platforms when impressions or clicks are successfully delivered.

Other revenue also includes revenues from live-streaming and casual games. We started to offer live-streaming content in January 2019. Users can access our mobile applications and view the live-streaming content for free. We generate revenues when users purchase and send in-show virtual items to broadcasters, and when users become members by paying membership fees. Game related revenues are mostly generated from the consumption of virtual items by game players through our platform and from the placement of advertising. We generally offer mobile games developed by third-party game developers non-exclusively, and we share payments from users or advertisers with such game developers.

Revenue from the sale of merchandise by suppliers through the marketplace on Qutoutiao was also included in other revenue prior to the termination of its operation in 2019. A user paid the purchase price for a merchandise to us. We deducted our commission related to the merchandise and remitted the remainder to the relevant merchandise supplier.

Cost of Revenues

Cost of revenues consists primarily of (i) bandwidth and server costs, (ii) costs incurred to vendors and suppliers for advertising and marketing services, (iii) content procurement costs paid to third-party professional media companies and freelancers, (iv) direct cost related to in-house content, rental cost, depreciation, salary and welfare for cost personnel and other miscellaneous costs, (v) costs incurred for mobile gaming and live streaming content, and (vi) cultural development fee and surcharges. The Group is subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate prior to June 30, 2019 was 3% of the net advertising revenues, and was changed to 1.5% effective July 1, 2019.

(1)Cost of revenues from transactions with related parties are set forth below for the years indicated:

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues-related party	484	0.1	6,020	0.2	42,412	6,092	0.8

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the years indicated.

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses(1):
Research and development expenses	15,317	3.0	270,108	8.9	926,232	133,045	16.6
Sales and marketing expenses	494,724	95.7	3,250,038	107.5	5,489,708	788,547	98.6
General and administrative expenses	25,947	5.0	980,725	32.5	267,033	38,357	4.8
Total operating expenses	535,988	103.7	4,500,871	148.9	6,682,973	959,949	120.0

(1)	Operating expenses from transactions with related parties are set forth below for the years indicated:

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development- related party	220	0.0	—	—	—	—	—
Sales and marketing-related party	950	0.2	23,671	0.8	3,284	472	0.1
General and administrative- related party	15,134	2.9	—	—	—	—	—

Research and Development Expenses. Our research and development expenses consist primarily of salaries and benefits for our research and development personnel, including share-based compensation, rental expenses, IT service fees and deprecation of office premise and servers utilized by our research and development personnel.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of user engagement expenses, user acquisition expenses and other sales and marketing expenses.

User engagement expenses consist of the costs of engagement-based loyalty points associated with our user loyalty programs to promote user engagement and retention for our Qutoutiao mobile application and Midu Lite mobile application. Cost of users’ loyalty points is comprised of amount of loyalty points redeemed by users during a specific period and the change in estimated liabilities as to accumulated unredeemed loyalty points during such period. Pursuant to our user agreements, we can adjust at any time the minimum amount of loyalty points that must be earned before users can redeem their loyalty points. As such, change to such threshold in any specific period will affect the amount of sales and marketing expenses recorded during such period. For additional information on the accounting policy of our loyalty programs, see “— Critical Accounting Policies, Judgments and Estimates — User Loyalty Programs.”

User acquisition expenses consist of the costs of both word-of-mouth referrals and third-party marketing.

Other sales and marketing expenses represent advertising and marketing expenses through third-party online and offline channels to promote brand recognition, short mobile messaging expenses and salaries and benefits for our sales and marketing personnel, including share-based compensation.

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

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	942	0.2	5,711	0.2	6,190	889	0.1
Research and development expenses	1,317	0.3	29,623	1.0	138,792	19,936	2.5
Sales and marketing expenses	939	0.2	9,538	0.3	45,041	6,470	0.8
General and administrative expenses	181	0.0	906,754	30.0	81,955	11,772	1.5
Total	3,379	0.7	951,626	31.5	271,978	39,067	4.9

See “— Critical Accounting Policies — Share-based Compensation” for a description of what we account for the compensation cost from share-based payment transactions.

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

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at the rate of 8.25% for profit of up to HK$2.0 million and 16.5% for the remainder of taxable income. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our subsidiaries and consolidated VIEs and their subsidiaries in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our revenues are subject to value-added tax at a rate of approximately 6%. The provision of advertising services in China is subject to a cultural development fee. The fee was charged at an applicable rate of 3% of the net advertising revenues prior to June 30, 2019, which was reduced to 1.5% commencing on July 1, 2019, according to a preferential tax policy issued on June 12, 2019 by the government of Shanghai. The preferential policy is said to be in effect until December 31, 2024.

Any dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority, in which case the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

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

Consolidation of Variable Interest Entities

Foreign ownership in companies providing Internet-content is subject to certain restrictions under PRC laws and regulations. To comply with the PRC laws and regulations, we, through our wholly-owned subsidiaries, Shanghai Quyun and Shanghai Zhicao, as the case may be, entered into a set of contractual arrangements with our consolidated VIEs and their respective shareholders. Such contractual arrangements allow us to:

•	exercise effective control over our consolidated VIEs and their subsidiaries;
•	receive substantially all of the economic benefits of our consolidated VIEs; and
•	have an exclusive option to purchase all or part of the equity interests and assets of our consolidated VIEs when and to the extent permitted by PRC law.

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

A consolidated VIE is an entity in which we, or our subsidiaries, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether we or our subsidiaries are the primary beneficiary, we consider whether it has the power to direct activities that are significant to the consolidated VIE’s economic performance, and also our obligation to absorb losses of the consolidated VIE that could potentially be significant to the consolidated VIE or the right to receive benefits from the consolidated VIE that could potentially be significant to the consolidated VIE. We hold all the variable interests of the consolidated VIE and its subsidiaries, and has been deemed to be the primary beneficiary of the consolidated VIE.

In accordance with the contractual agreements among our WFOEs, our consolidated VIEs and the respective shareholders of our consolidated VIEs, we have the power to direct activities of our consolidated VIEs, and can have assets transferred out of our consolidated VIEs. Therefore, we consider that there is no asset in our consolidated VIEs that can be used only to settle obligations of our consolidated VIEs, except for registered capital as of December 31, 2017, 2018 and 2019. As our consolidated VIEs were incorporated as limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of our company for all the liabilities of our consolidated VIEs.

As we are conducting our businesses in the PRC primarily through our consolidated VIEs and their subsidiaries, we will, if needed, provide such support on a discretion basis in the future, which could expose us to a loss.

There is no VIE where we have variable interest but is not the primary beneficiary.

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

Our ability to control our consolidated VIEs also depends on the voting rights proxy, the effect of the share pledge under the Equity Interest Pledge Agreement and our company, through our WFOEs, has to vote on all matters requiring shareholder approval in our consolidated VIEs. As noted above, we believe this voting rights proxy agreement is legally enforceable but may not be as effective as direct equity ownership.

Revenue Recognition

We have adopted the new revenue standard, ASC 606, by applying the full retrospective method. Revenues are recognized when or as the control of a good or service is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of goods and services may be transferred over time or at a point in time. Control of goods and services is transferred over time if our performance:

•	provides all of the benefits received and consumed simultaneously by the customer;
•	creates and enhances an asset that the customer controls as we perform; or
•	does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

If the control of goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains the control of goods and services.

The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depict our performance in satisfying the performance obligation:

•	direct measurements of the value transferred by us to the customer; or
•	our efforts or inputs to the satisfaction of the performance obligation.

Our main services are the provision of online advertising and marketing services. We derive revenues from performing specific actions, i.e., oCPM or oCPC basis, or related advertising and marketing services. Revenue is recognized on an oCPM or oCPC basis as impressions or clicks are delivered. We also provide other services and recognizes revenue when the service is rendered, or when related advertising and marketing services are performed.

Whether revenue should be reported on a gross or net basis is determined by an assessment of whether we are acting as the principal or an agent in the transaction. In determining whether we act as the principal or an agent, we follow the accounting guidance for principal-agent considerations. Such determination involves judgment and is based on evaluation of the terms of each arrangement.

Advertising and Marketing Services

a. Advertising and marketing services provided to advertising customers

Before February 2018, we engaged certain advertising customers through a third-party advertising agent. In the arrangement with such advertising agent, it served as our sales agent in selling our advertising and marketing solutions to other second-tier advertising agents. The end advertisers are our customers as they specifically selected Qutoutiao to place their advertisement and our performance obligation is to provide the underlying advertising display services to them. The advertising agent earns a commission of 2% of the advertising and marketing revenues in the arrangement in return for providing bidding system for placement on Qutoutiao, which we recognize as cost of revenues. We control the advertising services as a principal and recognize advertising and marketing revenues on a gross basis as impressions or clicks are delivered.

We receive refundable advance payments from advertising customers through this advertising agent and reconcile the advertising and marketing revenue with this advertising agent. If the advance payment deposited in us is not ultimately used for the advertisement on Qutoutiao, we refund the advance payment back to advertising customers through this advertising agent.

In February 2018, we acquired 100% equity interests of this advertising agent. Since the acquisition, we have effectively been providing advertising and marketing services to these advertising customers directly and continue to recognize revenue on a gross basis as impressions or clicks are delivered.

Besides this arrangement, we also provide advertising and marketing services to advertising customers directly and recognize revenue on a gross basis as impressions or clicks are delivered.

Starting from 2019, the placement of the advertising customers’ advertisements is not restricted to be only on Qutoutiao’s application. When advertisements cannot be placed on Qutoutiao due to capacity limit or bidding, we have the discretion to choose a media platform for advertisement placement. We determined that we are the principal to the advertising customer when we (1) are the primary obligor ultimately responsible for delivering advertising and marketing services to the advertising customers, (2) have the discretion in pricing and (3) take certain risks of loss due to the different settlement methods between the media platform and advertising customers. Hence, we recognize the revenue on a gross basis.

In May 2019, we also started a new advertising and marketing service by providing integrated marketing solution to our customers based on their customized needs. The services include but are not limited to designing and executing a systematic marketing plan online and offline, coming up with best solutions for online promotion of the customers’ mobile application by selecting appropriate advertisement platforms, designing the advertisement clips, monitoring advertisement effects and organize offline marketing campaigns. We pay the vendors or suppliers when costs are incurred and advertisements are displayed while we charge the service fees to the customers based on specified achievements, i.e., gross merchandise volume, or GMV—revenue is recognized based on the number of first effective purchases, or optimized cost per action, or oCPA, basis—revenue is recognized based on the number of registered new users. We are the principal ultimately responsible for delivering the integrated marketing services to the customers in the arrangement. We have the discretion in pricing and take certain risks of loss as the results cannot be guaranteed while costs are incurred. We recognize the integrated marketing services revenue at gross based on GMV or oCPA basis and recognizes incurred expenses to vendors or suppliers as cost of revenue.

b. Advertising and marketing services provided to advertising platforms

We provide advertising and marketing services to other third-party advertising platforms. In the arrangement with these advertising platforms, these advertising platforms are our customers and our performance obligation is to provide traffic service to these advertising platforms. Therefore, we recognize revenue based on the net amount as impressions or clicks are delivered.

Other Services

a. Agent and platform service

After the acquisition of the advertising agent in February 2018, we also provide agent and platform service by facilitating the advertising customers to select third-party advertising platforms to display their advertisements. We recognize revenue from the advertising customers based on the net amount equal to certain agreed percentage of the gross revenue earned by the third-party advertising platforms when impressions or clicks are successfully delivered.

b. Live streaming

In January 2019, we started operating our own live streaming platform. We generate revenue from sale of virtual items in the platform. Users can access the platforms and view the live streaming content showed by the performers for free. We share a portion of the sales proceeds of virtual items as revenue sharing fee with performers and talent agencies in accordance with their revenue sharing arrangements.

We evaluate and determine that we are the principal and view the users to be our customers. We report live streaming revenues on a gross basis. Accordingly, the amounts paid to users to purchase virtual items are recorded as revenues and revenue sharing fee paid to performers and talent agencies are recorded as cost of revenues. Where we are the principal, we control the virtual items before they are transferred to users. Our control is evidenced by our sole ability to monetize the virtual items before they are transferred to users, and is further supported by us being primarily responsible to users and having a level of discretion in establishing pricing.

We design, create and offer various virtual items for sale to users with pre-determined selling price. Users can purchase and present virtual items to performers to show support for their favorite performers and virtual items are consumed and used upon purchase. Accordingly, live streaming revenue is recognized immediately when virtual items are used. We do not have further obligations to the user after the virtual items are consumed immediately.

We may also enter into contracts that include various combinations of virtual items and privileges, such as priority to speak or special symbols, which are generally capable of being distinct and accounted for as separate performance obligations, such as the VIP member program. Judgments are required as follow: (1) determining whether those virtual items and privilege are considered distinct performance obligations that should be accounted for separately versus together, (2) determining the standalone selling price for each distinct performance obligation, and (3) allocation of the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as we do not sell the virtual item or privilege separately, we determine the standalone selling price based on pricing strategies, market factors and strategic objectives. We recognize revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For consumable virtual items, revenue is recognized immediately when the virtual item is used. For durable virtual items, revenue is recognized over the estimated user relationship periods. For the year ended December 31, 2019, the VIP membership program was not material.

c. Casual games

We generate revenues from offering virtual items in casual games developed by third parties to game players. Users play games on our various mobile applications free of charge and are charged for purchases of consumable virtual items, which can be utilized in the casual games to enhance their game-playing experience.

Pursuant to contracts signed between the respective game developers and us, although game developers own the copyrights and other intellectual property of the games, in general we control the games and take the main responsibilities to operate the games, maintain a functioning gaming environment for the players, set the pricing of virtual items, collect the in-game purchase payment from the players and share the revenue based on a pre-agreed scheme to the game developers. The users make the purchases in the games operated and managed by us and we provide the game services to the users. Accordingly, we are the principal in the arrangements. The revenues derived from these casual games are recorded on a gross basis and the amount paid to game developers are recorded as cost of revenue.

Casual games revenue is recognized immediately when the consumable virtual item is purchased and used. We do not have further obligations to the user after the virtual items are consumed immediately.

In addition, we sell the advertisement spots placed in the casual games to the advertisers and gets paid based on views or clicks. The advertisement price is negotiated and determined by us with a shared fee to be paid to the game developer. Similar to the advertising and marketing service provided to advertising customers described above, we are the principal in the arrangement and revenue is recognized on a gross basis as clicks or impressions are delivered with fees paid to game developers as cost of revenue.

d. Online marketplace service

We used to operate an online marketplace in which users could access merchandise offered by third-party merchandise suppliers. The suppliers were our customers as these suppliers were the primary obligor to provide goods and delivery service to the users and our performance obligation was to provide matching service for the suppliers. We acted as an agent in this transaction and recognized revenue when the matching service was completed. We ceased operation of the online marketplace in 2019.

User Loyalty Programs

We offer loyalty programs for registered users of our mobile applications Qutoutiao and Midu Lite to enhance user engagement and loyalty and incentivize word-of-mouth referrals. Through the programs, we give users loyalty points and in certain cases cash credits for taking specific actions. Such actions primarily include referring new users to register on Qutoutiao or Midu Lite or through the viewing or sharing of content, providing valuable comments and encouraging inactive users to continue to use Qutoutiao or Midu Lite. The cost of users’ loyalty points is recognized as sales and marketing expenses in the consolidated statements of operations and comprehensive loss.

On Qutoutiao and Midu Lite, registered users can redeem earned loyalty points, which are in a form of cash credits reflecting the same amount of cash value, upon redemption. We offer our users the flexibility to choose a number of options to redeem loyalty points. The redemption options include (i) online cash out, when the cash credits balance exceeding a certain cash out threshold or at a lower cash out threshold if users logged onto Qutoutiao for a certain number of consecutive days and (ii) purchasing merchandise through the marketplace on Qutoutiao, which we ceased to operate in 2019. On Midu Lite, the loyalty program is operated in a similar manner as Qutoutiao.

We used to offer user loyalty program on Quduopai. Users could earn cash credits, reflecting the same amount of cash value, that they might cash out when the cash credits balance exceeded a certain threshold. Before April 9, 2018, users on Quduopai could also earn loyalty points, which could only be exchanged into coupons issued to us by a third-party that can then be used to purchase products or service on that third-party’s group buying website. We did not recognize any expenses or liability for those loyalty points earned on Quduopai since we did not bear any additional cost to settle these loyalty points awarded to users before April 9, 2018. Starting from April 9, 2018, users on Qudoupai who were not content providers could earn and redeem earned loyalty points, which was in a form of cash credits reflecting the same amount of cash value, upon request. Users could cash out the loyalty points when the cash credits balance exceeded a certain cash out threshold. All the outstanding loyalty points granted to users on Quduopai were converted to cash credits upon the enacting of the revised loyalty program in April 2018. In November 2018, as a result of changes to our business strategies, we announced the change of the loyalty program on Quduopai, and reversed the unused rewards under the original loyalty program amounted to RMB11.6 million in the consolidated statements of comprehensive loss. As of December 31, 2019, Quduopai’s loyalty program was no longer in place as we ceased its operation and the ending balance had been reduced to nil.

Our experience indicates that a certain portion of loyalty points is never redeemed by our registered users, which refers to as a “breakage.” The liability accrued for the loyalty point is reduced by the estimated breakage that is expected to occur. We estimate breakage based upon analysis of relevant loyalty point history and redemption pattern as well as considering the expiration period of the loyalty points under our user agreements. When assessing breakage, each user’s account is categorized into certain pools based on different ranges of outstanding loyalty points, and then further grouped into certain sub-groups on the basis of inactive days on our platform. The past loyalty point redemption pattern in those sub-groups was used to estimate the respective breakage for the outstanding loyalty points in each sub-group at each period end. For the years ended December 31, 2017, 2018 and 2019, total costs related to the users’ loyalty points granted (before estimated breakage) amounted to RMB527.8 million, RMB2,207.8 million and RMB2,708.2 million (US$389.0 million), respectively, and total loyalty points redeemed amounted to RMB245.0 million, RMB1,973.5 million and RMB2,514.8 million (US$361.2 million), respectively. The increase in total costs related to the users’ loyalty points granted and total loyalty points redeemed from 2017 to 2019 was primarily due to the growth of our user base and increase in the time spent by our users on our mobile applications. We also reversed the earned but unredeemed loyalty points of the users inactive for the period specified in accordance with our rewards clearance policies, which amounted to non-cash adjustments of nil, RMB196.3 million and RMB 293.5 million (US$42.2 million) for the years ended December 31, 2017, 2018 and 2019, respectively, and recorded as a reduction of sales and marketing expense. As of December 31, 2017, 2018 and 2019, the total estimated breakage not accrued approximated to RMB113.7 million, RMB59.1 million and RMB36.5 million (US$5.2 million), respectively. For the years ended December 31, 2017, 2018 and 2019, loyalty points consumed by purchasing the virtual items in live-streaming and casual games amounted to nil, nil and RMB18.0 million (US$2.6 million), respectively. The consumption was recorded as a reduction of revenue.

Once the amount of accumulated unredeemed loyalty points for an individual user exceeds the cash out threshold or the continuous log-on criteria is reached, we reclassify the balance as registered users’ loyalty payable in consolidated balance sheet as a monetary liability and reverses the amount of breakage originally assumed. The registered users’ loyalty payable is derecognized only if (1) we pay the user and is relieved of its obligation for the liability by paying the users, including delivery of cash or (2) we are legally released from the liability.

The actual cost to settle the estimated liability may differ from the estimated liability recorded. As of December 31, 2018 and 2019, users’ reward recorded as registered users’ loyalty payable were RMB256.7 million and RMB134.1 million (US$19.3 million), respectively, and estimated users’ rewards recorded as accrued liabilities related to users’ loyalty programs were RMB44.1 million and RMB89.2 million (US$12.8 million), respectively.

Share-based Compensation

Share-based compensation costs are measured at the grant date. The share-based compensation expenses have been categorized as either cost of revenue, general and administrative expenses, selling and marketing expenses or research and development expenses, depending on the job functions of the grantees.

Option granted to employees

For the options granted to employees, the compensation expense is recognized using the straight-line method over the requisite service period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of our share options, the binomial option pricing model has been applied.

Option granted to non-employee

For share-based awards granted to non-employees, we account for the related share-based compensation expenses in accordance with ASC 505-50, Equity-Based Payments to Non-Employees. Under the provision of ASC 505-50, our options issued to non-employees are measured based on fair value of the options which are determined by using the binomial option pricing model. These options are measured as of the earlier of the date at which either: (1) commitment for performance by the non-employee has been reached; or (2) the non-employee’s performance is complete. Subsequent to the completion of the performance, the share-based award is assessed in accordance with ASC 815 to determine whether the award meets the definition of a derivative.

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

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted during the years ended December 31, 2017, 2018 and 2019 were estimated using the following assumptions:

	2017	2018	2019
Expected volatility(1)	51.61% ~ 52.41%	50.71% ~ 51.25%	49.92% ~ 50.65%
Risk-free interest rate(2)	3.28% ~ 3.62%	2.83% ~ 3.15%	1.80% ~ 2.52%
Exercise multiple	2.8	2.8	2.8
Expected dividend yield(3)	0.00%	0.00%	0.00%
Contractual term	10	10	10
Expected forfeiture rate (post-vesting)	0.00%	0.00% ~ 20.00%	0.00% ~ 20.00%
Fair value of the common share on the date of option grant (RMB)	8.44 ~ 23.98	122.52 ~ 153.23	94.96 ~ 310.64

(1)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

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

The following table sets forth the fair value of options and ordinary shares estimated at the dates of option grants indicated below with the assistance from an independent valuation firm prior to our initial public offering:

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

On January 3, 2018, 15,937,500 ordinary shares beneficially owned by certain of our co-founders became restricted shares and were to be vested over periods from 24 months to 34 months starting from January 2018. This transaction has been reflected retrospectively similar to a reverse stock split, with a grant of the 15,937,500 restricted shares recognized in January 2018 at their fair value. All the remaining restricted shares were fully vested upon completion of our initial public offering in September 2018 and the associated and unrecognized share-based compensation expenses of RMB649.7 million were recorded. The total amount of share-based compensation expenses recorded related to these restricted shares granted were RMB864.7 million for the year ended December 31, 2018.

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

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business enterprise value, or BEV, and then allocated the BEV to each element of our capital structure (convertible preferred shares and ordinary shares) using a hybrid method comprising the probability-

weighted expected return method and the option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the mandatory conversion scenario during 2017 and 2018 in light of preparations for our initial public offering.

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

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for percentages, share and per share data)
Revenues(1):
Advertising and marketing revenues	512,883	2,814,258	5,415,321	777,862
Other revenue	4,170	207,888	154,760	22,230
Net revenues	517,053	3,022,146	5,570,081	800,092
Cost of revenues(2)	(76,481)	(503,613)	(1,640,632)	(235,662)
Gross profit	440,572	2,518,533	3,929,449	564,430
Operating expenses(2):
Research and development expenses	(15,317)	(270,108)	(926,232)	(133,045)
Sales and marketing expenses	(494,724)	(3,250,038)	(5,489,708)	(788,547)
General and administrative expenses	(25,947)	(980,725)	(267,033)	(38,357)
Total operating expenses	(535,988)	(4,500,871)	(6,682,973)	(959,949)
Other operating income	—	725	30,292	4,351
Loss from operations(3)	(95,416)	(1,981,613)	(2,723,232)	(391,168)
Interest income	674	27,087	48,440	6,958
Interest expense	—	—	(26,878)	(3,861)
Foreign exchange related gains, net	—	4,134	1,869	268
Investment income	—	4,215	6,327	909
Other income/(expenses), net	(17)	(69)	9,049	1,300
Loss before income taxes	(94,760)	(1,946,247)	(2,684,425)	(385,594)
Income tax benefit/(expense)	—	401	(4,843)	(695)
Net loss	(94,760)	(1,945,846)	(2,689,268)	(386,289)
Net loss attributable to non-controlling interests	—	3,275	587	84
Net loss attributable to Qutoutiao Inc.	(94,760)	(1,942,572)	(2,688,681)	(386,205)
Accretion to convertible redeemable preferred shares redemption value	(6,012)	(101,807)	—	—
Accretion to redemption value of convertible redeemable preferred shares interests of a subsidiary	—	(978)	(20,548)	(2,951)
Gains on repurchase of convertible redeemable preferred shares	—	18,332	—	—
Deemed dividend to preferred shareholders	—	(1,917)	—	—
Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(100,772)	(2,028,941)	(2,709,229)	(389,156)
Net loss	(94,760)	(1,945,846)	(2,689,268)	(386,289)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	25	(16,454)	(1,505)	(216)
Total comprehensive loss	(94,735)	(1,962,300)	(2,690,773)	(386,505)
Comprehensive loss attributable to non-controlling interests	—	3,275	587	84
Comprehensive loss attributable to Qutoutiao Inc.	(94,735)	(1,959,025)	(2,690,186)	(386,421)
Net loss per share attributable to Qutoutiao Inc.’s ordinary shareholders(4)
— Basic and diluted	(3.95)	(52.69)	(39.41)	(5.66)
Weighted average number of ordinary shares used in per share calculation:(4)(5)
— Basic and diluted	25,542,031	38,507,184	68,749,981	68,749,981

(1)	Revenues from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Advertising and marketing revenue	—	17,447	473,216	67,973
Other revenue	—	29,597	—	—

(2)	Cost of revenues and operating expenses from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	484	0.1	6,020	0.2	42,412	6,092	0.8
Research and development expenses	220	0.0	—	—	—	—	—
Sales and marketing expenses	950	0.2	23,671	0.8	3,284	472	0.1
General and administrative expenses	15,134	2.9	—	—	—	—	—

(3)

We recognized share-based compensation expenses of RMB3.4 million, RMB951.6 million and RMB272.0 million (US$39.1 million) in 2017, 2018 and 2019, respectively. Share-based compensation expenses in 2018 included RMB864.7 million that relates to certain ordinary shares beneficially owned by certain of our co-founders that became restricted pursuant to share restriction deeds entered into by them in January 2018 and fully vested upon completion of our initial public offering in September 2018.

(4)

The net loss per share for the years ended December 31, 2017 and 2018 has been revised to correct for an immaterial error related to the calculations of basic loss per share due to a failure to include the contingently issuable shares related to options exercisable for a minimal exercise price of RMB0.0007 in the denominator of basic loss per share once there were no further vesting conditions or contingencies associated with them. Accordingly, the basic and diluted net loss per share was revised from RMB4.19 to RMB3.95 and RMB57.97 to RMB52.69 for the years ended December 31, 2017 and 2018. The weighted average number of ordinary shares used in the computation of basic and diluted net loss per share was revised from 24,062,500 to 25,542,031 and 35,000,472 to 38,507,184 for the years ended December 31, 2017 and 2018.

(5)

The number of ordinary shares used in the per share calculation does not include the ordinary shares held by our equity incentive trusts, which, although legally issued and outstanding, are accounted for as treasury shares and as a result, are not deemed as outstanding from an accounting perspective. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Trusts.”

Comparison of Year Ended December 31, 2019 and Year Ended December 31, 2018

Revenues. Our net revenues increased from RMB3,022.1 million in 2018 to RMB5,570.1 million (US$800.1 million) in 2019 primarily due to an increase in our advertising and marketing revenues from RMB2,814.3 million in 2018 to RMB5,415.3 million (US$777.9 million) in 2019 and a decrease in our other revenue from RMB207.9 million in 2018 to RMB154.8 million (US$22.2 million) in 2019. Increase in our advertising and marketing revenues was primarily due to increases in our user base and time spent by our users on our mobile applications, our enhanced ability to monetize user traffic and our business expansion in advertising, and, to a lesser extent, launch of our new integrated and customized marketing solution services to our customers in May 2019. Decrease in our other revenue was primarily due to the decrease of revenues from agent services, partially offset by the increase of revenues from live-streaming, and, to a lesser extent, revenues from games and Midu’s membership service.

Cost of Revenues. Our cost of revenues increased from RMB503.6 million in 2018 to MB1,640.6 million (US$235.7 million) in 2019 primarily due to the continued growth of our business. Share-based compensation expenses recognized in cost of revenues increased from RMB5.7 million in 2018 to RMB6.2 million (US$0.9 million) in 2019. Cost of revenues as a percentage of our net revenues increased from 16.7% in 2018 to 29.5% in 2019 primarily due to (i) increased advertising and marketing services costs retained by the third-party advertising agents, and costs paid to suppliers or vendors for the tailored marketing services, (ii) increased content procurement costs in the year ended December 31, 2019 as compared to the year ended December 31, 2018, (iii) increased salaries and benefits paid which were associated with an increase in the number of employees responsible for content review and management in 2019 and (iv) increased bandwidth costs due to increase in our MAUs and DAUs as well as our emphasis on short videos which consume more bandwidth than articles.

Gross Profit. Our gross profit increased from RMB2,518.5 million in 2018 to RMB3,929.4 million (US$564.4 million) in 2019. Gross margin decreased from 83.3% in 2018 to 70.5% in 2019 primarily due to the increase of information technology infrastructure cost as a result of us enriching our product offerings to include more engaging contents such as short videos, casual games and live-streaming.

Operating Expenses. Our total operating expenses increased from RMB4,500.9 million in 2018 to RMB6,683.0 million (US$959.9 million) in 2019.

•

Research and development expenses. Our research and development expenses increased from RMB270.1 million in 2018 to RMB926.2 million (US$133.0 million) in 2019. The increase was primarily due to an increase in our researcher headcount as part of our continued research and development efforts to enhance our technological capability, more specifically, our AI-based content recommendation technology. Share-based compensation expenses recognized in research and development expenses increased from RMB29.6 million in 2018 to RMB138.8million (US$19.9 million) in 2019. Research and development expenses as a percentage of our net revenues increased from 8.9% in 2018 to 16.6% in 2019.

•

Sales and marketing expenses. Our sales and marketing expenses increased from RMB3,250.0 million in 2018 to RMB5,489.7 million (US$788.5 million) in 2019. The increase was primarily due to increase in user engagement expenses, user acquisition expenses and other sales and marketing expenses.

User engagement expenses increased from RMB1,482.5 million in 2018 to RMB2,137.8 million (US$307.1 million) in 2019, primarily due to our enlarged user base. User engagement expenses as a percentage of net revenues decreased from 49.1% in 2018 to 38.4% in 2019, primarily due to our continued efforts in optimizing our user engagement expenses and the absence of such expenses for certain of our mobile applications.

User acquisition expenses increased significantly from RMB1,637.3 million in 2018 to RMB2,932.4 million (US$421.2 million) in 2019, which was primarily driven by our continued strategic investments in enlarging user base.

Other sales and marketing expenses increased significantly from RMB130.2 million in 2018 to RMB419.5 million (US$60.2 million) in 2019, primarily due to (i) an increase in brand campaigns and promotions as we continued to strengthen our brand recognition and (ii) an increase in share-based compensation expenses from RMB9.5 million in 2018 to RMB45.0 million (US$6.5 million) in 2019.

The result of the foregoing contributed to a decrease in sales and marketing expenses as a percentage of our net revenues from 107.5% in 2018 to 98.6% in 2019.

•

General and administrative expenses. Our general and administrative expenses decreased from RMB980.7 million in 2018 to RMB267.0 million (US$38.4 million) in 2019. This decrease was primarily due to a decrease in share-based compensation expenses recognized from RMB906.8 million in 2018 to RMB82.0 million (US$11.8 million) in 2019, as we incurred significant share-based compensation expense in 2018 related to certain ordinary shares beneficially owned by certain co-founders that became restricted pursuant to share restriction deeds entered into in January 2018 and fully vested upon completion of our initial public offering in September 2018. This also contributed to a decrease in general and administrative expenses as a percentage of our net revenues from 32.5% in 2018 to 4.8% in 2019. Excluding share-based compensation expenses, general and administrative expenses were RMB185.1 million (US$26.6 million) in 2019, representing an increase of 150.2% year-over-year, mainly due to an increase in personnel related expenses as our business continued to grow at a faster pace than the overall Chinese advertising industry.

Other operating income. Our other operating income increased significantly from RMB0.7 million in 2018 to RMB30.3 million (US$4.4 million) in 2019, primarily due to the increase in our tax deduction as a result of a new tax regulation effective on April 1, 2019. As this is a special VAT super deduction related to amounts generated from our operations, the deduction is included as other operating income.

Interest income. Our interest income increased from RMB27.1 million in 2018 to RMB48.4 million (US$7.0 million) in 2019 due to an increase in our fixed deposit.

Interest expense. Our interest expense increased from nil in 2018 to RMB26.9 million (US$3.9 million) in 2019, primarily due to incurrence of the interest expense associated with the Convertible Loan advanced by Alibaba, which will be paid upon maturity or otherwise be waived in case of conversion.

Foreign exchange related gains/(losses), net. We recognized foreign exchange related gains/losses, net, of RMB4.1 million in 2018 and RMB1.9 million (US$0.3 million) in 2019.

Investment income. Our investment income increased from RMB4.2 million in 2018 to RMB6.3 million (US$0.9 million) in 2019 due to an increase in the wealth management products.

Other income/(expenses), net. We recorded other expenses of RMB69.2 thousand in 2018 and other income of RMB9.0 million (US$1.3 million) in 2019.

Income tax benefit/(expense). We did not incur any income tax expenses in 2018 due to tax loss status. We recorded income tax expense of RMB4.8 million (US$0.7 million) in 2019.

Net loss attributable to non-controlling interests. Net loss attributable to non-controlling interests represents a subsidiary’s cumulative result of operation in deficit attribute to non-controlling shareholders. We recorded net loss attributable to non-controlling interests of RMB3,274.5 thousand in 2018 and RMB587.1 thousand (US$84.3 thousand) in 2019.

Net loss attributable to Qutoutiao Inc. As a result of the foregoing, our net loss attributable to Qutoutiao Inc. increased from RMB1,942.6 million in 2018 to RMB2,688.7 million (US$386.2 million) in 2019.

Non-GAAP net loss attributable to Qutoutiao Inc. Non-GAAP net loss attributable to Qutoutiao Inc., which represents net loss attributable to Qutoutiao Inc. before share-based compensation expenses, increased from RMB990.9 million in 2018 to RMB2,416.7 million (US$347.1 million) in 2019.

Comparison of Year Ended December 31, 2018 and Year Ended December 31, 2017

Revenues. Our net revenues increased from RMB517.1 million in 2017 to RMB3,022.1 million in 2018 primarily due to an increase in our advertising and marketing revenues from RMB512.9 million in 2017 to RMB2,814.3 million in 2018 and an increase in our other revenue from RMB4.2 million in 2017 to RMB207.9 million in 2018. Increase in our advertising and marketing revenues was primarily due to increases in our user base, time spent by our users on our mobile applications and our ability to monetize user traffic. Increase in other revenue was driven by the expanding scale and the increasing sophistication of our advertising platform.

Cost of Revenues. Our cost of revenues increased from RMB76.5 million in 2017 to RMB503.6 million in 2018 primarily due to the continued growth of our business. Share-based compensation expenses recognized in cost of revenues increased from RMB0.9 million in 2017 to RMB5.7 million in 2018. Cost of revenues as a percentage of our net revenues increased from 14.8% in 2017 to 16.7% in 2018 primarily due to (i) increased content procurement costs in 2018 as compared to when we primarily sourced content from publicly available sources in 2017, (ii) increased salaries and benefits paid associated with an increase in the number of employees responsible for content review and management in 2018 and (iii) increased bandwidth costs due to increase in our MAUs and DAUs as well as our emphasis on short videos which consume more bandwidth than articles.

Gross Profit. Our gross profit increased from RMB440.6 million in 2017 to RMB2,518.5 million in 2018. Gross margin decreased from 85.2% in 2017 to 83.3% in 2018.

Operating Expenses. Our total operating expenses increased from RMB536.0 million in 2017 to RMB4,500.9 million in 2018.

•

Research and development expenses. Our research and development expenses increased from RMB15.3 million in 2017 to RMB270.1 million in 2018. The increase was primarily due to our increased research and development efforts to enhance the technological capability of our platform that has resulted in the number of our research and development personnel. Share-based compensation expenses recognized in research and development expenses increased from RMB1.3 million in 2017 to RMB29.6 million in 2018. Research and development expenses as a percentage of our net revenues increased from 3.0% in 2017 to 8.9% in 2018.

•

Sales and marketing expenses. Our sales and marketing expenses increased from RMB494.7 million in 2017 to RMB3,250.0 million in 2018. This was primarily due to increase in cost of users’ loyalty points associated with our user loyalty programs from RMB419.6 million in 2017 to RMB2,080.7 million in 2018, representing 81.2% and 68.8% of our net revenues in 2017 and 2018, respectively. Decrease in cost of users’ loyalty points as a percentage of our net revenues was primarily due to enhanced efficiency in acquiring and engaging users through our user loyalty programs, increase in our ability to monetize our user base and the effect of the reversal for the cleared rewards of users inactive for 90 consecutive days amounted to RMB196.3 million in our user loyalty program, which was partially offset by the decrease of breakage amounted to RMB59.1 million due to the lower cash out threshold. Increase in our sales and marketing expenses was also due to increase in advertising and marketing expenses on other channels to acquire users and to promote brand awareness from RMB41.9 million in 2017 to RMB1,061.0 million in 2018, representing 8.1% and 35.1% of our net revenues in 2017 and 2018, respectively. Share-based compensation expenses recognized in sales and marketing expenses increased from RMB0.9 million in 2017 to RMB9.5 million in 2018. The result of the foregoing contributed to an increase in sales and marketing expenses as a percentage of our net revenues from 95.7% in 2017 to 107.5% in 2018.

•

General and administrative expenses. Our general and administrative expenses increased from RMB25.9 million in 2017 to RMB980.7 million in 2018. This increase was primarily due to increase in share-based compensation expenses recognized from RMB181.3 thousand in 2017 to RMB906.8 million in 2018, which was primarily due to RMB864.7 million in share-based compensation expense recognized in 2018 related to certain ordinary shares beneficially owned by certain of our co-founders that became restricted pursuant to share restriction deeds entered into by them in January 2018 and fully vested upon completion of our initial public offering in September 2018. This also primarily led to an increase in general and administrative expenses as a percentage of our net revenues from 5.0% in 2017 to 32.5% in 2018.

Interest income. Our interest income increased from RMB0.7 million in 2017 to RMB31.3 million in 2018, primarily due to an increase in the average amount of our cash and cash equivalents as a result of the issuance of Series B1, B2 and B3 convertible redeemable preferred shares and the completion of our initial public offering in 2018 that increased our cash and cash equivalents.

Foreign exchange related gains, net. We recognized foreign exchange related gains, net, of RMB4.1 million in 2018. We did not recognize such gain in 2017.

Investment income. Our investment income increased from nil in 2017 to RMB4.2 million in 2018.

Other income/(expenses), net. We recorded other expenses, net, of RMB17.2 thousand in 2017 and RMB69.2 thousand in 2018.

Income tax benefit/(expense). We did not incur any income tax expenses in either 2017 or 2018 due to tax loss status. We recorded income tax benefit of RMB401 thousand in 2018.

Net loss attributable to non-controlling interests. Net loss attributable to non-controlling interests represents our oversea subsidiary’s cumulative result of operation in deficit attribute to non-controlling shareholders.

Net loss attributable to Qutoutiao Inc. As a result of the foregoing, our net loss attributable to Qutoutiao Inc. increased from RMB94.8 million in 2017 to RMB1,942.6 million in 2018.

Non-GAAP net loss attributable to Qutoutiao Inc. Non-GAAP net loss attributable to Qutoutiao Inc., which represents net loss attributable to Qutoutiao Inc. before share-based compensation expenses, increased from RMB91.4 million in 2017 to RMB990.9 million in 2018.

Recent Accounting Pronouncements

A list of recently adopted and recently issued accounting pronouncements that are relevant to us is included in Note 2(ah) and Note 2(ai) to our audited consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

In September 2018, we completed our initial public offering in which we issued and sold an aggregate of 13,800,000 ADSs (including 1,800,000 ADSs sold upon the full exercise of the underwriters’ option to purchase additional ADSs), representing 3,450,000 Class A ordinary shares, at a price of US$7.00 per ADS. The net proceeds raised from the initial public offering were US$85.8 million after deducting underwriting discounts and commissions and the offering expenses payable by us.

On March 28, 2019, we and Alibaba entered into a convertible loan agreement, pursuant to which Alibaba advanced aggregate principal amount approximately US$171.1 million to us on April 4, 2019. The Convertible Loan is convertible into our Class A ordinary shares at Alibaba’s option (i) on or after the date falling 240 calendar days after the date of the agreement, which has been extended to 422 calendar days pursuant to a supplemental agreement we entered into with Alibaba in October 2019 and further extended to 605 calendar days pursuant to a supplemental agreement entered into in March 2020, or (ii) upon the occurrence of an event of default at a conversion price of US$60 per share, equivalent to US$15 per ADS, subject to adjustment under the terms of the agreement. Upon full conversion of the Convertible Loan, we will issue 2,850,849 Class A ordinary shares to Alibaba, representing approximately 4.0% of the total number of outstanding shares as of the date hereof. The Convertible Loan bears interest at the rate of 3.0% per year, which will be waived in case of conversion or payable at maturity. The Convertible Loan is unsecured and unsubordinated and will mature on April 4, 2022, unless previously repaid or converted in accordance with their terms prior to such date. The convertible loan agreement contains certain covenants, restrictions and events of default on our activities, including, but not limited to, limitations on the incurrence of additional indebtedness; dividends or other distributions in cash or cash equivalents; and mergers, consolidations or the sale of all or substantially all of our assets.

In April 2019, we completed a follow-on public offering of an aggregate of 10,000,000 ADSs, comprising 3,327,868 ADSs issued and sold by us, representing 831,967 Class A ordinary shares, and 6,672,132 ADSs sold by certain selling shareholders, at a price of US$10.00 per ADS. We raised approximately US$31.0 million in net proceeds, after deducting underwriting discounts and commissions and offering expenses payable by us. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders.

On September 27, 2019, we issued an aggregate of 1,480,123 Class A ordinary shares to Haitong International Investment Solutions Limited pursuant to various agreements entered into between us, Shanghai Dongfang Newspaper Co., Ltd. and its subsidiaries, or collectively, The Paper, and certain other parties, and received proceeds of US$20.4 million.

In November 2018, Fun Literature Limited, our subsidiary, entered into preferred share purchase agreements with certain third party investors to issue 3,763,440 shares of series A redeemable convertible preferred shares at the price of US$3.72 per share for an aggregate issuance price of US$14.0 million. In March 2019, Fun Literature entered certain preferred share purchase agreement with a new third party investor to issue 1,097,212 series A redeemable preferred shares at the price of US$3.72 per share for an aggregate issuance price of US$4.0 million.

On September 24, 2019, Fun Literature Limited completed a series B financing of US$100 million, which was led by CMC Capital and followed by us. CMC Capital subscribed 8,794,703 series B preferred shares at a price of US$5.69 per share for a total cash consideration of US$50 million.

In January 2020, one of our wholly owned subsidiaries subscribed 1,500 non-redeemable Class C participating shares of a segregated portfolio in an investment fund at US$10,000 per share totaling US$15.0 million. The fund’s segregated portfolio for this class pursues multiple strategies to diversify risks, reduce volatility and look for capital appreciation for investments into a range of financial products, instruments and securities. The investment cannot be redeemed for two years after subscription and the directors of the fund can extend the non-redemption period for another year following the two years.

We have incurred losses from operations since inception. We incurred net losses of RMB94.8 million, RMB1,945.8 and RMB2,689.3 million (US$386.3 million) for the years ended December 31, 2017, 2018 and 2019, respectively. Accumulated deficit amounted to RMB2,153.2 million and RMB4,862.5 million (US$698.4 million) as of December 31, 2018 and 2019, respectively. Net cash generated from operating activities was approximately RMB132.2 million for the year ended December 31, 2017, and net cash used in operating activities was approximately RMB434.8 million and RMB2,367.3 million (US$340.0 million) for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2018 and 2019, our working capital was RMB1,515.1 million and RMB816.5 million (US$117.3 million), respectively. As of December 31, 2019, we had cash and cash equivalent of RMB347.8 million (US$50.0 million), restricted cash of RMB27.9 million (US$4.0 million) and short-term investments of RMB1,276.8 million (US$183.4 million), and total current and long-term liabilities of RMB1,875.7 million (US$269.4 million) and RMB3,149.7 million (US$452.4 million), respectively.

Though we had net cash used in operating activities for the years ended December 31, 2018 and 2019, our liquidity has historically been sufficient to meet our working capital and capital expenditure requirements as a result of the above mentioned financing activities.

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on our ability to reduce cash used in operating activities and adjust the pace of our operation expansion and control of the related expense to fund our general operations and capital expansion needs.

Our ability to continue as a going concern is dependent on management’s ability to successfully execute our business plan, which includes adjusting the pace of our operation expansion and controlling operating cost and expenses to reduce the cash used in operating cash flows. To implement the plans, we will enhance user engagement and retention by offering higher quality and diversified contents while closely control the content costs with more selective content acquisition and better leverage of existing content varieties, and continue to optimize the user loyalty programs and the traffic acquisition strategy to efficiently control and reduce these user related costs. We will further preserve liquidity and manage cash flows by reducing discretionary expenditure including advertising expenses and general and administrative expenses.

Management has concluded, after giving consideration to our plans as noted above, that they have alleviated the substantial doubt as to our ability to continue as a going concern and believes we have sufficient cash and other financial resources and liquidity to fund our operations for one year from the date of this annual report, and that there is no substantial doubt about our ability to continue operations as a going concern for that one-year period.

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

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash provided by/(used in) operating activities	132,226	(434,765)	(2,367,295)	(340,041)
Net cash used in investing activities	(121,919)	(72,493)	(1,224,152)	(175,838)
Net cash provided by financing activities	272,121	2,298,044	1,768,001	253,957
Net increase/(decrease) in cash, cash equivalents and restricted cash	282,428	1,790,787	(1,823,445)	(261,922)
Effect of exchange rate changes on cash and cash equivalents	(4,239)	117,043	12,846	1,845
Cash, cash equivalents and restricted cash at beginning of the year	269	278,458	2,186,288	314,041
Cash, cash equivalents and restricted cash at the end of the year	278,458	2,186,288	375,689	53,964

Operating Activities

Net cash used in operating activities was RMB2,367.3 million (US$340.0 million) in 2019, primarily due to net loss of RMB2,689.3 million (US$386.3 million), adjusted for (i) share-based compensation of RMB272.0 million (US$39.1 million), (ii) non-cash operating lease expense of RMB43.5 million (US$6.3 million), (iii) interest expenses of RMB26.9 million (US$3.9 million) and (iv) changes in assets and liabilities, net of impact of acquisition. Changes in assets and liabilities, net of impact of acquisition primarily consisted of (i) an increase in accounts receivable of RMB322.8 million (US$46.4 million), (ii) an increase in amount due from related parties of RMB278.2 million (US$40.0 million) and (iii) a decrease in registered users’ loyalty payable of RMB122.5 million (US$17.6 million), which was partially offset by (i) an increase in accounts payable of RMB197.0 million (US$28.3 million) and (ii) an increase in accrued liabilities and other current liabilities of RMB392.1 million (US$56.3 million).

Net cash used in operating activities was RMB434.8 million in 2018, primarily due to net loss of RMB1,945.8 million, adjusted for (i) share-based compensation of RMB951.6 million and (ii) depreciation of RMB4.3 million and (iii) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) a decrease in accrued liabilities related to user loyalty programs of RMB142.9 million due to change in the threshold as to when registered users can redeem loyalty points to withdraw cash from his/her accounts and (ii) an increase in accounts receivables of RMB160.7 million, which was partially offset by (i) an increase in registered users’ loyalty payable of RMB235.7 million due to our continued efforts to increase user acquisition and engagement and change in the threshold as to when registered users can redeem loyalty points to withdraw cash from his/her accounts, (ii) increase in advances from advertising customers of RMB113.1 million due to an increase in advance payment by advertising customers for our advertising solution, (iii) an increase in accrued liabilities and other current liabilities of RMB354.0 million and (iv) an increase in accounts payable of RMB115.9 million.

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

Investing Activities

Net cash used in investing activities was RMB1,224.2 million (US$175.8 million) in 2019, which were primarily attributable to (i) purchase of short-term investments of RMB2,454.6 million (US$352.6  million), (ii) purchase of equity investments of RMB37.6 million (US$5.4 million) and (iii) purchase of property and equipment mainly comprising investments in information technology infrastructure of RMB21.3 million (US$3.1 million), partially offset by proceeds from maturity of short-term investments of RMB1,294.4 million (US$185.9 million).

Net cash used in investing activities was RMB72.5 million in 2018, which were primarily attributable to (i) purchase of short-term investments of RMB4,164.0 million, (ii) prepayment made related to the purchase of intangible assets of RMB72.1 million, (iii) cash paid for acquisition, net of cash acquired of RMB10.7 million related to our acquisition of Shanghai Dianguan and (iv) purchase of property and equipment of RMB14.9 million, which was partially offset by proceeds from maturity of short-term investments of RMB4,189.1 million.

Net cash used in investing activities was RMB121.9 million in 2017, which was primarily attributable to (i) purchase of short-term investments of RMB539.4 million in time deposits and money market funds and (ii) purchase of property and equipment and intangible assets of RMB4.5 million, which was partially offset by proceeds from maturity of short-term investments of RMB422.0 million.

Financing Activities

Net cash provided by financing activities was RMB1,768.0 million (US$254.0 million) in 2019, which was primarily attributable to proceeds from the Convertible Loan advanced by Alibaba, proceeds from Midu’s series B financing, and the proceeds from the follow-on public offering, net of issuance costs, partially offset by payment for repurchase of ordinary shares.

Net cash provided by financing activities was RMB2,298.0 million in 2018, which was primarily attributable to proceeds from the issuance of Class A ordinary shares in connection with our initial public offering and issuance of Series B1, B2, B3 and C1 convertible redeemable preferable shares, net of issuance costs, partially offset by cash paid for initial public offering related costs.

Net cash provided by financing activities was RMB272.1 million in 2017, which was primarily attributable to proceeds from the issuance of Series A and Series A-1 convertible redeemable preferable shares, net of issuance costs.

Capital Expenditures

We made capital expenditures of RMB85.9 million and RMB26.3 million (US$3.8 million) in 2018 and 2019, respectively. Our capital expenditures were mainly used for purchases of property and equipment. The decrease in capital expenditures from 2018 to 2019 was primarily due to the decrease of purchase of intangible assets, partially offset by the increase of investments in information technology infrastructure, such as computers. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

Please refer to “—F. Tabular Disclosure of Contractual Obligations.”

Holding Company Structure

Qutoutiao Inc. is a holding company with no material operations of its own. We conduct our operations through our subsidiaries, consolidated VIEs and their subsidiaries in China. As a result, Qutoutiao Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our consolidated VIEs and their subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China and our consolidated VIEs and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

Our research and development expenses were RMB15.3 million, RMB270.1 million and RMB926.2 million (US$133.0 million) in 2017, 2018 and 2019, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table set forth our contractual obligations as of December 31, 2019:

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Operating lease obligations	68,184	9,794	40,700	27,484	—	—
Content fee	229,725	32,998	162,995	66,730	—	—
Capital and other commitments	54,257	7,793	53,809	448	—	—
Total	352,166	50,585	257,504	94,662	—	—

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Eric Siliang Tan	40	Co-founder, chairman and chief executive officer
Lei Li	36	Co-founder and vice chairman
Feng Li	44	Independent director
James Jun Peng	45	Independent director
Yongbo Dai	38	Director
Jianfei Dong	38	Director and co-president
Oliver Yucheng Chen	40	Director
Xiaolu Zhu	36	Chief financial officer
Sihui Chen	35	Co-founder and chief operating officer
Zhiliang Wang	36	Co-founder and chief technology officer
Guanqiang Feng	31	Co-president
Binjie Zhu	35	Vice president

Mr. Eric Siliang Tan is our co-founder, chairman of board of directors and chief executive officer. Mr. Tan has more than 14 years of experience in the Internet industry and serial entrepreneurship experiences. Mr. Tan served as chief executive officer of AdIn Media (Shanghai) Co., Ltd. from 2013 to 2018, an advertising technology company he founded in 2013, which was acquired in 2015 by Wutong Holding Group Co., Ltd., a company listed on Shenzhen Stock Exchange. Prior to that, Mr. Tan was head of advertising solutions of Shanghai Shengyue Advertising Co., Ltd., a subsidiary of SNDA Interactive Entertainment Limited from 2010 to 2013, in charge of developing open Internet advertising platform. Previously, Mr. Tan served at Wealink.com, an Internet recruiting company, as chief technology officer from 2008 to 2009, and at 51.com, an online game company, as engineering manager in 2008. Mr. Tan worked at Yahoo! China, with his last position as senior engineer, from 2006 to 2008. Mr. Tan graduated from Tsinghua University with a bachelor of engineering degree in automation in 2002. Mr. Tan graduated from Chinese Academy of Sciences with master of engineering degree in artificial intelligence in 2006.

Mr. Lei Li is our co-founder and vice chairman of board of directors. Mr. Li has over twelve years of product experience in the Internet industry. Mr. Li served as our chief executive officer from August 2018 to May 2019. Prior to co-founding our company, Mr. Li worked at Anhui Aoding Information Technology Co., Ltd., a subsidiary of AdIn Media (Shanghai) Co., Ltd., from 2013 to 2015, with his last position as director of product engineering. Prior to that, Mr. Li served as director of advertising solutions of Shanghai Shengyue Advertising Co., Ltd., a subsidiary of SNDA Interactive Entertainment Limited from 2010 to 2013. Previously, Mr. Li worked at 51.com, an online game company, from 2007 to 2010, with his last position as manager of research and development. Mr. Li graduated from Open University of China with an associate degree in law in 2014 and a bachelor degree in law in 2017.

Mr. Feng Li has served as our director since September 2018. Mr. Li has more than 20 years of experience in business management and financial education. At the University of Michigan Stephen M. Ross School of Business, he was an Assistant Professor from July 2004 to July 2011 and the Harry Jones Associate Professor with tenure from July 2011 to June 2015. Since July 2015, Mr. Li has been a professor of accounting at Shanghai Advanced Institute of Finance of Shanghai Jiao Tong University, where he served as the Faculty Director of the Finance MBA Program and Deputy Dean for Non-Executive Programs. Mr. Li has also been an independent director and the audit committee financial expert for Sungy Mobile Limited, a company listed on the NASDAQ (NASDAQ: GOMO) and Yintech Investment Holdings Limited, a company listed on the NASDAQ (NASDAQ: YIN). Mr. Li is a member of the American Accounting Association and received the Distinguished Contribution to the Accounting Literature Award from the Association in 2018. Mr. Li graduated from Fudan University with a bachelor degree in economics in July 1996 and a master degree in economics in July 1998. He received his master degree in business administration from the University of Chicago in June 2004 and obtained a doctor of philosophy degree in accounting from the University of Chicago in June 2005.

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

Mr. Jianfei Dong is our director and co-president. Prior to joining our company in May 2018, Mr. Dong served as the co-chief operating officer of Inke, a mobile live-streaming platform, from 2017 to 2018. Prior to that, he served as the director of technology and general manager of the mobile applications development department of Baidu from 2008 to 2017. Previously, Mr. Dong worked as a senior research and development engineer on Internet search engine at Kuxun, a travel services and search website, from 2007 to 2008. Mr. Dong graduated from Tsinghua University with a bachelor degree in control science and engineering in automation in 2005 and a master degree in control science and engineering in automation in 2007.

Mr. Oliver Yucheng Chen is our director. Mr. Chen served as our chief strategy officer from August 2018 to February 2020. Prior to that he was a co-founding partner of Innotech Capitals from 2015 to 2018, chief financial officer at AdIn Media (Shanghai) Co., Ltd. from 2014 to 2015, SNDA Interactive Entertainment Limited SDO division from 2012 to 2014 and Sohu.com video division from 2011 to 2012. Previously, Mr. Chen worked as Asia audit director of PepsiCo from 2009 to 2011. He also worked in the U.S. from 2001 to 2009 at KPMG and at Deloitte. Mr. Chen graduated from University of Michigan with a bachelor degree in economics and a master degree in accounting in 2001. He is a U.S. certified public accountant with inactive status.

Mr. Xiaolu Zhu is our chief financial officer. Mr. Zhu served as our co-chief financial officer from May 2019 to January 2020 and became our chief financial officer in January 2020. Prior to joining us in May 2019, Mr. Zhu served as CFO at KrSpace Inc., a leading Chinese co-working space operator, from April 2018 to March 2019, and as CFO of Qunar, a leading Chinese mobile and online travel service provider, from January 2016 to November 2017. Mr. Zhu was the Vice President of Finance at Lashou Group Inc. from April 2012 to October 2014. Before that, Mr. Zhu worked at Goldman Sachs where he worked on multiple IPOs and M&A transactions of Chinese Internet and technology companies. Mr. Zhu received his L.L.B. from Peking University and J.D. from Duke University.

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

Compensation

In 2019, we paid aggregate cash compensation of approximately RMB6.0 million (US$0.9 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

As of the date of this annual report, equity-based awards with respect to 10,664,333 Class A ordinary shares have been granted and were outstanding under the equity incentive plan (including equity-based awards previously granted under the 2017 equity incentive plan and the 2018 equity incentive plan).

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

Amendment and Termination of Plan

Our board of directors, in its sole discretion, may at any time amend, alter or discontinue the equity incentive plan, subject to certain exceptions.

Granted Options (including options previously granted under our 2017 equity incentive plan and 2018 equity incentive plan)

Name	Position	Class A Ordinary Shares Underlying Options Awarded	Option Exercise Price	Grant Date	Option Expiration Date
Zhiliang Wang	Chief technology officer	2,372,965	US$0.0001	June 30, 2016	June 30, 2026
Sihui Chen	Chief operating officer	957,655	US$0.0001	June 30, 2016	June 30, 2026
Jianfei Dong	Director and co-president	*	US$0.0001	June 30, 2018	June 30, 2028
		*	US$0.0001	March 31, 2019	March 31, 2029
Guanqiang Feng	Co-president	*	US$0.0001	February 28, 2018	February 28, 2028
		*	US$0.0001	March 31, 2019	March 31, 2029
Xiaolu Zhu	Chief financial officer	*	US$0.0001	June 30, 2019	June 30, 2029
Binjie Zhu	Vice president	*	US$0.0001	September 30, 2017	September 30, 2027
		*	US$0.0001	September 30, 2019	September 30, 2029

*	Less than 1% of our outstanding shares

As of the date of this annual report, aside from grants of options, no other awards have been granted under our equity incentive plan.

Share Restriction Deeds

On January 3, 2018, entities respectively controlled by our co-founders Mr. Eric Siliang Tan and Mr. Lei Li entered into share restriction deeds with us, pursuant to which a total of 15,937,500 ordinary shares beneficially owned by such co-founders became restricted shares. 12,187,500 of such restricted shares are beneficially owned by Mr. Eric Siliang Tan and were to be vested in a period over 34 months. 3,750,000 of such restricted shares are beneficially owned by Mr. Lei Li and were to be vested in a period over 24 months. These share restriction deeds were terminated and all remaining restricted shares were vested upon the completion of our initial public offering. For accounting purposes, this transaction has been reflected retrospectively similar to a reverse stock split, with a grant of 15,937,500 restricted shares recognized in January 2018 at their then fair value of approximately US$128.1 million and unrecognized share-based compensation expenses of RMB649.7 million were recorded upon completion of our initial public offering in September 2018.

Equity Incentive Trusts

We established equity incentive trusts pursuant to a deed dated February 26, 2018 among us, The Core Trust Company Limited, as the trustee, and Qu World Limited and QFUN Limited, each as a nominee. Through such trusts, our ordinary shares underlying equity awards granted pursuant to our equity incentive plan may be provided to certain of recipients of such equity awards. As of the date of this annual report, Qu World Limited holds 6,876,500 Class A ordinary shares pursuant to our equity incentive plan and QFUN Limited holds 1,000,000 Class A ordinary shares. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee will transfer the ordinary shares underlying the relevant equity awards to such grant recipient.

The trust deed provides that the trustee shall not have any voting power in relation to the 6,876,500 Class A ordinary shares held by Qu World Limited and the 1,000,000 Class A ordinary shares held by QFUN Limited. Although these shares are legally issued and outstanding, they are accounted for as treasury shares and as a result, are not deemed as outstanding from an accounting perspective.

C.	Board Practices

Our board of directors consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. James Jun Peng and Mr. Feng Li. Mr. Feng Li is the chairperson of our audit committee. Mr. Feng Li satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee consists solely of independent directors. Each of Mr. James Jun Peng and Mr. Feng Li satisfies the requirements for an “independent director” within the meaning of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Global Select Market and meets the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our amended and restated memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors, (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

D.Employees

As of December 31, 2017, 2018 and 2019, we had a total of 502, 1,865, and 2,932 employees respectively. The following table sets forth the breakdown of our employees as of December 31, 2019 by function:

Function	Number of Employees	% of Total
Content management	776	26.5
Technology and product development	1,635	55.8
Sales, customer service and marketing	254	8.6
General administration	267	9.1
Total	2,932	100.0

Our employees are based in Shanghai, Beijing, Wuhu City in Anhui Province, Guangzhou in Guangdong Province and Tianjin, respectively.

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

The following table sets forth information as of the date of this annual report with respect to the beneficial ownership of our Class A ordinary shares and Class B ordinary shares by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially 5.0% or more of our ordinary shares.

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

For the purpose of the table below that sets forth information as to the beneficial ownership of our ordinary shares, the total number of ordinary shares issued and outstanding as of the date of this annual report is 74,583,013, comprising 41,645,820 Class A ordinary shares and 32,937,193 Class B ordinary shares. The 41,645,820 Class A ordinary shares issued and outstanding include 6,876,500 Class A ordinary shares held by an equity incentive trust, Qu World Limited, and 1,000,000 Class A ordinary shares held by the other equity incentive trust, QFUN Limited. Although these shares are legally issued and outstanding, they are accounted for as treasury shares and as a result, are not deemed as outstanding from an accounting perspective. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee of our equity incentive trusts will transfer the ordinary shares underlying the relevant equity awards to such grant recipient.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of total ordinary shares	Percentage of aggregate voting power***
Directors and Executive Officers:**
Eric Siliang Tan(1)	—	27,123,442	36.4%	75.0%
Lei Li(2)	—	5,813,751	7.8%	16.1%
Zhiliang Wang(5)	1,227,965	—	1.6%	—
Sihui Chen	*	—	*	—
James Jun Peng	—	—	—	—
Feng Li	—	—	—	—
Jianfei Dong	*	—	*	—
Guanqiang Feng	*	—	*	—
Xiaolu Zhu	—	—	—	—
Oliver Yucheng Chen	—	—	—	—
Yongbo Dai	—	—	—	—
Binjie Zhu	*	—	*	—
Directors and Executive Officers as a Group	2,485,241	32,937,193	47.5%	91.1%
Principal Shareholders
Innotech Group Holdings Ltd.(1)	—	27,123,442	36.4%	75.0%
Qu World Limited(3)	6,876,500	—	9.9%	—
News List Ltd.(2)	—	5,813,751	7.8%	16.1%
Image Flag Investment (HK) Limited(4)	5,420,144	—	7.3%	1.5%

*	Less than 1% of our outstanding shares.
**	The business address for our directors and executive officers is 11/F, Block 3, XingChuang Technology Center, Shen Jiang Road 5005, Pudong New Area, Shanghai 200120, People’s Republic of China.
***

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

(1)

Represents 27,123,442 Class B ordinary shares that are held by Innotech Group Holdings Ltd., a limited liability company established in the Cayman Islands. Innotech Group Holdings Ltd. is indirectly wholly owned by a trust of which Mr. Eric Siliang Tan and his family are beneficiaries. The registered address of Innotech Group Holdings Ltd. is P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

(2)

Represents 5,813,751 Class B ordinary shares that are held by News List Ltd., a limited liability company established in the British Virgin Islands. News List Ltd. is indirectly wholly owned by a trust of which Mr. Lei Li and his family are beneficiaries. The registered address of News List Ltd. is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

(3)

Represents 6,876,500 Class A ordinary shares held by Qu World Limited, a limited liability company established in the British Virgin Islands, as a nominee of our equity incentive trust. Qu World Limited is wholly owned by The Core Trust Company Limited, a trust company established in Hong Kong that acts as the trustee of our equity incentive trust. Registered address of Qu World Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The trust deed for our equity incentive trust provides that the trustee shall not have any voting power in relation to the 6,876,500 Class A ordinary shares held by Qu World Limited.

(4)

Represents 5,420,144 Class A ordinary shares in the form of 21,680,576 ADSs held by Image Flag Investment (HK) Limited, a limited liability company incorporated in Hong Kong. Image Flag Investment (HK) Limited is wholly owned by Tencent, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange. The registered address of Image Flag Investment (HK) Limited is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of Tencent is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(5)

Represents 1,227,965 Class A ordinary shares issuable to Mr. Zhiliang Wang upon exercise of the share options granted under our equity incentive plan that have vested or are expected to vest within 60 days from the date of this annual report.

The trustee of our equity incentive trusts does not have any voting power in relation to the 6,876,500 Class A ordinary shares held by Qu World Limited and the 1,000,000 Class A ordinary shares held by QFUN Limited. In addition, The Bank of New York Mellon, the depositary bank of our ADR program, does not have voting power over the 42,077 Class A ordinary shares it holds that are reserved for equity awards granted under our equity incentive plan. As such, 66,664,436 of the 74,583,013 ordinary shares issued and outstanding as of the date of this annual report have voting power.

In April 2019, we completed a follow-on public offering of an aggregate of 10,000,000 ADSs, comprising 3,327,868 ADSs issued and sold by us and 6,672,132 ADSs sold by certain selling shareholders, representing an aggregate of 2,500,000 Class A ordinary shares. We raised approximately US$31.0 million in net proceeds, after deducting underwriting discounts and commissions and the offering expenses payable by us. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders.

On May 28, 2019, our board of directors authorized a share repurchase program under which we may repurchase up to US$50 million worth of our outstanding American depositary shares (“ADSs”) representing our Class A ordinary shares over the next 12 months. Under the share repurchase program, we may repurchase our ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In addition, we will also effect repurchase transactions in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and its insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with our working capital requirements, general business conditions and other factors. As of December 31, 2019, 4,665,700 ADSs, representing 1,166,425 Class A ordinary shares, were repurchased for a total consideration of US$20.7 million.

On September 27, 2019, we issued an aggregate of 1,480,123 Class A ordinary shares to Haitong International Investment Solutions Limited pursuant to various agreements entered into between us, Shanghai Dongfang Newspaper Co., Ltd. and its subsidiaries, or collectively, The Paper, and certain other parties. Upon the completion of this issuance, The Paper is deemed to beneficially own approximately 2.0% of our total enlarged issued and outstanding share capital. The Paper will also carry out the performance with a fee charge of certain strategic cooperation agreements with Shanghai Jifen, our consolidated VIE, for certain years. In addition, Shanghai Jifen has issued equity interests representing 1% of its enlarged share capital to The Paper.

As of the date of this annual report, a total of 27,023,803 Class A ordinary shares are held by one record holder in the United States, The Bank of New York Mellon, the depositary bank of our ADR program, which represents approximately 36.2% of our total outstanding shares. None of our outstanding Class B ordinary shares is held by record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Transactions with Companies Controlled by or Affiliated with Mr. Tan

We paid Shanghai Yinnuo Management Consulting Co., Ltd., or Yinnuo Management, a company controlled by Mr. Eric Siliang Tan, service fees in the amount of RMB16.8 million in 2017. Such service fees related to costs charged by Yinnuo Management for financial accounting support, office space and certain other administrative support provided to us. No amount was due to Yinnuo Management in connection with these service fees as of December 31, 2017. We have since developed all relevant functions internally and leased office space for our operations that were previously provided by Yinnuo Management and we currently do not expect to pay service fees to Yinnuo Management for such functions or office space in the future.

We received RMB29.6 million in service fees from AdIn Media (Shanghai) Co., Ltd., or AdIn Media, a company in which Mr. Eric Siliang Tan indirectly owns a minority interest and in which he was a key management personnel, in 2018. Such fees related to agent and platform service provided to AdIn Media by facilitating advertising customers to display advertisements with AdIn Media. We also received fees in the amount of RMB4.5 million for providing advertising and marketing services to AdIn Media in 2018. As of September 30, 2018, Mr. Tan was no longer a key management personnel of AdIn Media, and thus AdIn Media ceased to be our related party.

We provided advertising and marketing services to several companies controlled by Mr. Eric Siliang Tan, mainly Shanghai Tujin Internet Techonology Co., Ltd., and charged service fees of RMB473.2 million (US$68.0 million) in the fiscal year ended December 31, 2019.

We entered into a cost-per-impression (CPM) arrangement for advertisement placement by our advertising customers with Shanghai Mengjia Internet Technology Co., Ltd., or Shanghai Mengjia, a media platform company controlled by Mr. Eric Siliang Tan, in 2019. The total service fee charged by Shanghai Mengjia amounted to RMB35.6 million (US$5.1 million) for the fiscal year ended December 31, 2019.

We entered into a game cooperation agreement with Shanghai Ruiti Internet Technology Co., Ltd., or Shanghai Ruiti, a game developing company in which Mr. Eric Siliang Tan’s controlled entity has significant influence on. The total service fee we paid to Shanghai Ruiti in relation to the arrangement amounted to RMB6.8 million (US$1.0 million) for the fiscal year ended December 31, 2019.

Transaction with Tencent

We entered into a cooperation agreement with an affiliate of Tencent in March 2018 to promote our mobile application and such agreement required us to prepay a total service fee of RMB31.5 million. In 2018, we paid RMB15.8 million in such service fee.

In 2018, we paid an affiliate of Tencent RMB13.9 million for cloud computing services and short messaging services. We also received fees in the amount of RMB12.9 million for providing advertising services to an affiliate of Tencent in 2018.

Upon completion of our initial public offering in September 2018, the right of Tencent to nominate one director to our board of directors was terminated and Tencent only had 1.5% voting power of our company. Therefore, Tencent ceased to be our related party after the completion of our initial public offering.

Contractual Arrangements with Our Consolidated VIEs and Their Respective Shareholders

PRC laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct our operations mainly through our consolidated VIEs and their subsidiaries. We effectively control the consolidated VIEs through a series of contractual arrangements with the consolidated VIEs, their respective shareholders and our WFOEs. As a result, we operate our relevant business through contractual arrangements among Shanghai Quyun and Shanghai Zhicao, our wholly-owned PRC subsidiaries, Shanghai Jifen, Big Rhinoceros Horn and Beijing Churun, our consolidated VIEs, and their respective shareholders. For a description of these contractual arrangements, see “Item 4. — Information on the Company — D. Organizational Structure — Contractual Arrangements among Our WFOEs, Our Consolidated VIEs and Their Respective Shareholders.”

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

Shanghai Jifen was named as the defendant in a lawsuit filed in the People’s Court of Jiading District in Shanghai in December 2019 on contractual dispute regarding certain advertising placement agreement between Shanghai Jifen and the plaintiff, Shanghai Wenji Culture Communications Co., Ltd. At the request of the plaintiff, the court issued a preliminary order to freeze the assets of Shanghai Jifen. Accordingly, RMB18.5 million (US$2.6 million) of cash was frozen and recorded as restricted cash as of December 31, 2019.

The plaintiff withdrew the original lawsuit and filed it again in the Shanghai No.2 Intermediate People’s Court on January 20, 2020, and sought a total payment of RMB103.2 million (US$14.9 million). As a result of this withdrawal, the RMB18.5 million restricted cash has been unfrozen as of the date of this annual report. However, at the request of the plaintiff, Shanghai No. 2 Intermediate People’s Court adopted preservation measures to freeze certain amount of Shanghai Jifen’s deposit and the equity interest held by Shanghai Jifen in several of its subsidiaries. We have recorded related marketing expenses under the agreement in our financial statements for fiscal year 2019. No loss contingency was accrued as of December 31, 2019, since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated.

As of December 31, 2019, an additional RMB9.4 million (US$1.4 million) of cash was frozen and recorded as restricted cash due to another lawsuit in which we were involved. No loss contingency was accrued as of December 31, 2019, since it is not probable that a liability has been incurred related to this litigation matter and the top end of the range of loss is not material.

Except as disclosed above, we are currently not a party to any other material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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

We incorporate by reference into this annual report the description of our sixth amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018. Our shareholders adopted our sixth amended and restated memorandum and articles of association by a special resolution passed on September 4, 2018, which became effective immediately prior to the completion of our initial public offering of ADSs representing our Class A ordinary shares.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” or elsewhere in this annual report.

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

People’s Republic of China Taxation

In December 2018, the National People’s Congress of China enacted the modified Enterprise Income Tax Law, which became effective on December 29, 2018. The modified Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. Furthermore, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

Foreign Exchange Risk

Substantially all of our revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company and our Hong Kong subsidiary is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the consolidated VIEs and their subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. We recorded a gain in foreign currency translation adjustment, net, of RMB25 thousand in 2017, but recorded a loss in foreign currency translation adjustment, net of RMB16,454 thousand in 2018 and RMB1,506 thousand (US$216 thousand) in 2019.

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

We may invest in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2017, 2018 and 2019 were increases of 1.6%, 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

In 2018, we received US$1.8 million from The Bank of New York Mellon, the depositary bank for our ADR program. We did not receive any payment from The Bank of New York Mellon in 2019.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-226913) in relation to our initial public offering, which was declared effective by the SEC on September 13, 2018. In September 2018, we completed our initial public offering in which we issued and sold an aggregate of 13,800,000 ADSs (including 1,800,000 ADSs sold upon the full exercise of the underwriters’ option to purchase additional ADSs), representing 3,450,000 shares, at a price of US$7.00 per ADS for a total offering size of approximately US$96.6 million. The net proceeds raised from the initial public offering were US$85.8 million after deducting underwriting discounts and commissions and the offering expenses payable by us.

As of December 31, 2019, we had used approximately US$60.6 million of the net proceeds from our initial public offering for expanding and enhancing our content offerings, product development and technology infrastructure, and general corporate purposes, including marketing and promotion of our products and branding and user acquisition. We intend to use the remaining proceeds from our initial public offering in the manner as disclosed in our registration statement on Form F-1, as amended (File No. 333-226913).

We filed another registration statement on Form F-1 (File No. 333-230624), as amended, in relation to a follow-on public offering, which was declared effective by the SEC on April 2, 2019, and the related registration statement on Form F-1 (File No. 333-230697) pursuant to Rule 462(b) of the rules and regulations promulgated under the Securities Act in relation to the offer and sale of an aggregate of 10,000,000 ADSs, comprising 3,327,868 ADSs issued and sold by us and 6,672,132 ADSs sold by certain selling shareholders, representing an aggregate of 2,500,000 Class A ordinary shares. The net proceeds raised from the follow-on public offering were US$31.0 million, after deducting underwriting discounts and commissions and the offering expenses payable by us. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders.

As of December 31, 2019, we had used approximately US$12.8 million of the net proceeds from the follow-on public offering for general corporate purposes. We intend to use the remaining proceeds for general corporate purposes.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2019. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that, as of December 31, 2019, our existing disclosure controls and procedures were ineffective due to the material weakness in internal control over financial reporting identified in “—Management’s Annual Report on Internal Control over Financial Reporting” below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2019, our internal control over financial reporting was ineffective due to the material weakness identified below.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness, which was first identified in the course of preparing our consolidated financial statements for the year ended December 31, 2017, relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

To remedy our identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness and deficiencies in our internal control over financial reporting have not been remediated as of December 31, 2019.

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2019, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

	For the Year Ended December 31,
	2018	2019
	(In thousands of US dollars)
Audit Fees(1)	1,963	1,151
Tax Fees (2)	114	22
All Other Fees	—	—
Total	2,077	1,173

(1)

“Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements, fees for assurance services rendered in connection with our initial public offering in 2018, and fees related to the follow-on offering in 2019.

(2)	“Tax fees” represents the aggregate fees for professional services rendered by our principal auditors for tax compliance.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit services, audit-related services and other services as described above. All of the services of PricewaterhouseCoopers Zhong Tian LLP for 2019 and 2018 described above were in accordance with the audit committee pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs from May 28, 2019 to December 31, 2019:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2)
May 28, 2019 through May 31, 2019	369,000	$4.94	369,000	48,176,464
June 2019	2,946,700	$4.42	3,315,700	35,162,342
July 2019	1,350,000	$4.24	4,665,700	29,435,841
August 2019	—	—	4,665,700	29,435,841
September 2019	—	—	4,665,700	29,435,841
October 2019	—	—	4,665,700	29,435,841
November 2019	—	—	4,665,700	29,435,841
December 2019	—	—	4,665,700	29,435,841

(1)	Every four of the ADSs represent one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
(2)

We announced a share repurchase program approved by our board of directors in May 2019, under which we may repurchase up to US$50 million worth of our outstanding ADSs over a period of twelve months. Under the share repurchase program, we may repurchase our ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In addition, we will also effect repurchase transactions in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and its insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with our working capital requirements, general business conditions and other factors.

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

2.4*	Description of Rights of Each Class of Securities Registered Under Section 12 of the Securities Exchange Act of 1934

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

4.5

Exclusive Technology and Consulting Service Agreement by and between Shanghai Quyun and Shanghai Jifen (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.6

Exclusive Option Agreement by and among Shanghai Quyun, Shanghai Jifen and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.7

Loan Agreement by and among Shanghai Quyun and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.8

Qutoutiao Inc. Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (Registration No. 333-229673), filed with the Securities and Exchange Commission on February 14, 2019)

4.9

Series B1 Preferred Share Purchase Agreement, dated March 4, 2018, by and among Image Flag Investment (HK) Limited, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.10

Series B2 Preferred Share Purchase Agreement, dated March 8, 2018, by and among several investors, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.11

Trust Deed dated February 26, 2018 among the Registrant, The Core Trust Company Limited, as trustee, and Qu World Limited and QFUN Limited, each as a nominee (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.12

Baidu Alliance Membership Registration Agreement (English Translation) (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.13

Series B3 Preferred Share Purchase Agreement, dated April 19, 2018, by and among several investors, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.14

Series C1 Preferred Share Purchase Agreement, dated August 17, 2018, by and among Shimmering Investment (BVI) Ltd., the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.15

Series C1 Preferred Share Purchase Agreement, dated August 17, 2018, by and among CG Partners Opportunity Fund SP, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

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

4.23

Exclusive Option Agreement by and among Shanghai Zhicao, Big Rhinoceros Horn and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.24

Loan Agreement by and among Shanghai Zhicao and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.25

Convertible Loan Agreement, dated March 28, 2019, by and between the Registrant and Alibaba Investment Limited (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

Exhibit Number	Description of Document
4.26*

Series B Preferred Share Purchase Agreement, dated September 24, 2019, by and among Fun Literature Limited, Fun Literature (HK) Limited, Shanghai Zhicao, Big Rhinoceros Horn, Qutoutiao Inc. and CMC Rocket Holdings Limited

4.27*

Share Pledge Agreement, dated September 29, 2019, by and among Shanghai Quyun, Anhui Zhangduan Internet Technology Co., Ltd. (“Anhui Zhangduan”) and each shareholder of Anhui Zhangduan (English Translation)

4.28*	Voting Rights Proxy Agreement, dated September 29, 2019, by and among Shanghai Quyun, Anhui Zhangduan and each shareholder of Anhui Zhangduan (English Translation)

4.29*	Exclusive Technical and Consulting Service Agreement, dated September 29, 2019, by and between Shanghai Quyun and Anhui Zhangduan (English Translation)

4.30*	Exclusive Option Agreement, dated September 29, 2019, by and among Shanghai Quyun, Anhui Zhangduan and each shareholder of Anhui Zhangduan (English Translation)

4.31*	Loan Agreement, dated September 29, 2019, by and among Shanghai Quyun and each shareholder of Anhui Zhangduan (English Translation)

4.32*

Share Pledge Agreement, dated January 1, 2019, by and among Shanghai Quyun, Shanghai DragonS Information Technology, Co., Ltd. (“DragonS Information”) and each shareholder of DragonS Information (English Translation)

4.33*	Voting Rights Proxy Agreement, dated January 1, 2019, by and among Shanghai Quyun, DragonS Information and each shareholder of DragonS Information (English Translation)

4.34*	Exclusive Technical and Consulting Service Agreement, dated January 1, 2019, by and between Shanghai Quyun and DragonS Information (English Translation)

4.35*	Exclusive Option Agreement, dated January 1, 2019, by and among Shanghai Quyun, DragonS Information and each shareholder of DragonS Information (English Translation)

4.36*	Loan Agreement, dated January 1, 2019, by and among Shanghai Quyun and each shareholder of DragonS Information (English Translation)

4.37*

Share Pledge Agreement, dated June 1, 2019, by and among Shanghai Quyun, Hubei Rapid Information Technology Co., Ltd. (“Rapid Information”) and each shareholder of Rapid Information (English Translation)

4.38*	Voting Rights Proxy Agreement, dated June 1, 2019, by and among Shanghai Quyun, Rapid Information and each shareholder of Rapid Information (English Translation)

4.39*	Exclusive Technical and Consulting Service Agreement, dated June 1, 2019, by and between Shanghai Quyun and Rapid Information (English Translation)

4.40*	Exclusive Option Agreement, dated June 1, 2019, by and among Shanghai Quyun, Rapid Information and each shareholder of Rapid Information (English Translation)

4.41*	Loan Agreement, dated June 1, 2019, by and among Shanghai Quyun and each shareholder of Rapid Information (English Translation)

8.1*	List of Subsidiaries

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

15.2*	Consent of King & Wood Mallesons

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith
†

Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The omitted information is (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. Schedules have been omitted from this exhibit pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of the exhibit or a copy of any omitted schedule to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUTOUTIAO INC.

By	/s/ Eric Siliang Tan
Name:	Eric Siliang Tan
Title:	Chairman and Chief Executive Officer

Date: April 23, 2020

134

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Qutoutiao Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qutoutiao Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 23, 2020

We have served as the Company’s auditor since 2017.

QUTOUTIAO INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2018 and 2019

(RMB, except share data and per share data, or otherwise noted)

	Note	As of December 31, 2018	As of December 31, 2019
		RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	5	2,186,288,246	347,817,093	49,960,799
Restricted cash	2(h)	—	27,871,552	4,003,498
Short-term investments	2(i)	115,436,080	1,276,830,926	183,405,287
Accounts receivable, net	6	203,984,074	526,822,932	75,673,379
Amounts due from related parties	21	—	278,155,878	39,954,592
Prepayments and other current assets	7	120,365,506	234,728,386	33,716,623
Total current assets		2,626,073,906	2,692,226,767	386,714,178
Non-current assets:
Property and equipment, net	8	13,929,542	24,115,374	3,463,957
Right-of-use assets, net	10	—	69,241,754	9,945,956
Intangible assets	9	94,527,598	88,943,679	12,775,960
Goodwill	3	7,268,330	7,268,330	1,044,030
Long-term investments	2(l)	—	37,589,200	5,399,351
Other non-current assets	7	10,672,141	20,811,791	2,989,427
Total non-current assets		126,397,611	247,970,128	35,618,681
Total assets		2,752,471,517	2,940,196,895	422,332,859
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY

Current liabilities (including current liabilities of the

   consolidated variable interest entity(“VIEs”)

   and its  subsidiaries without recourse to the

   Company amounting to RMB1,022,418,769 and

   RMB1,792,082,225, as of December 31, 2018 and

   December 31, 2019, respectively):

Accounts payable (including accounts payable of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB73,087,671 and RMB313,189,188 as of December 31, 2018 and December 31, 2019, respectively)		131,249,219	328,268,752	47,152,856
Amounts due to a related party (including amount due to a related party of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of nil and RMB3,330,101 as of December 31, 2018 and 2019, respectively)	21	—	3,436,586	493,635
Registered users’ loyalty payable (including registered users’ loyalty payable of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB249, 881,449 and RMB127,253,323 as of December 31, 2018 and December 31, 2019, respectively)	2(v)	256,661,934	134,145,439	19,268,787
Advance from customers and deferred revenue (including advance from customers and deferred revenue of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of 152,181,358 and RMB 246,251,382 as of December 31, 2018 and December 31, 2019, respectively)		155,099,317	246,630,128	35,426,201
Salary and welfare payable (including salary and welfare payable of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB41,665,582 and RMB126,884,752 as of December 31, 2018 and December 31, 2019, respectively)		43,422,202	129,169,734	18,554,071

	Note	As of December 31, 2018	As of December 31, 2019
		RMB	RMB	US$ (Note 2(e))
Tax payable (including tax payable of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB100,757,561 and RMB93,025,726 as of December 31, 2018 and December 31, 2019, respectively)	11	101,286,721	118,156,494	16,972,118
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of nil and RMB31,275,663 as of December 31, 2018 and December 31, 2019, respectively)	10	—	38,210,188	5,488,550
Accrued liabilities related to users’ loyalty programs (including accrued liabilities related to users’ loyalty program of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB44,133,812 and RMB89,184,947 as of December 31, 2018 and December 31, 2019, respectively)	2(v)	44,133,812	89,184,947	12,810,616
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB360,711,336 and RMB761,687,143 as of December 31, 2018 and December 31, 2019, respectively)	12	379,130,559	788,495,442	113,260,284
Total current liabilities		1,110,983,764	1,875,697,710	269,427,118
Non-current liabilities:
Other non-current liabilities	12	9,686,219	7,212,463	1,036,005
Lease liabilities, non-current	10	—	26,651,446	3,828,241
Deferred tax liabilities	18	23,631,899	21,228,656	3,049,306
Convertible loan	13	—	1,218,905,676	175,084,845
Non-current liabilities		33,318,118	1,273,998,241	182,998,397
Total liabilities		1,144,301,882	3,149,695,951	452,425,515
Commitments and contingencies	23
Mezzanine equity:
Redeemable non-controlling interests	20	96,936,855	495,844,565	71,223,615
Total mezzanine equity		96,936,855	495,844,565	71,223,615
Shareholders’ equity (deficit):
Class A ordinary shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2018 and 2019; 37,022,806 shares and 40,812,245 issued as of December 31, 2018 and 2019; 27,522,806 shares and 32,176,825 shares outstanding as of December 31, 2018 and 2019)	15	16,292	20,260	2,910
Class B ordinary shares (US$0.0001 par value; 34,248,442 shares authorized as of December 31, 2018 and 2019; 34,248,442 shares and 32,937,193 shares issued and outstanding as of December 31, 2018 and 2019)	15	25,255	24,391	3,504
Additional paid-in capital		3,684,130,058	4,321,100,861	620,687,302
Treasury stock (US$0.0001 par value; 9,500,000 and 8,635,420 shares as of December 31, 2018 and December 31, 2019, respectively)		—	(142,228,779)	(20,429,886)
Accumulated other comprehensive (loss)		(16,428,875)	(17,934,525)	(2,576,132)
Accumulated deficit		(2,153,235,425)	(4,862,464,162)	(698,449,275)
Total Qutoutiao Inc. shareholders’ equity (deficit)		1,514,507,305	(701,481,954)	(100,761,577)
Non-controlling interests	20	(3,274,525)	(3,861,667)	(554,694)
Total shareholders’ equity (deficit)		1,511,232,780	(705,343,621)	(101,316,271)
Total liabilities, mezzanine equity and shareholders’ equity		2,752,471,517	2,940,196,895	422,332,859

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2017, 2018 and 2019

(RMB, except share data and per share data, or otherwise noted)

		Year ended December 31,
	Note	2017	2018	2019
		RMB	RMB	RMB	US$(Note 2(e))
Advertising and marketing revenue		512,882,481	2,796,810,549	4,942,104,752	709,888,930
Advertising and marketing revenue- related parties	21	—	17,447,475	473,215,790	67,973,195
Other revenue		4,170,469	178,290,618	154,760,062	22,229,892
Other revenue-related parties	21	—	29,597,143	—	—
Net revenues		517,052,950	3,022,145,785	5,570,080,604	800,092,017
Cost of revenues		(75,996,476)	(497,592,461)	(1,598,220,452)	(229,570,004)
Cost of revenues-related parties	21	(484,019)	(6,020,268)	(42,411,604)	(6,092,046)
Gross profit		440,572,455	2,518,533,056	3,929,448,548	564,429,967
Operating expenses:
Research and development expenses		(15,096,815)	(270,107,740)	(926,231,578)	(133,044,842)
Research and development expenses-related parties	21	(220,189)	—	—	—
Sales and marketing expenses		(493,775,027)	(3,226,367,334)	(5,486,423,653)	(788,075,448)
Sales and marketing expenses-related parties	21	(950,185)	(23,670,772)	(3,284,223)	(471,749)
General and administrative expenses		(10,812,869)	(980,725,286)	(267,033,100)	(38,356,905)
General and administrative expenses-related parties	21	(15,133,767)	—	—	—
Total operating expenses		(535,988,852)	(4,500,871,132)	(6,682,972,554)	(959,948,944)
Other operating income	19	—	724,892	30,292,356	4,351,225
Loss from operations		(95,416,397)	(1,981,613,184)	(2,723,231,650)	(391,167,752)
Interest income		673,858	27,087,009	48,440,468	6,958,038
Interest expense		—	—	(26,878,316)	(3,860,829)
Foreign exchange related gains, net		—	4,133,996	1,868,497	268,393
Investment income		—	4,214,607	6,327,104	908,832
Other income/(expenses), net	2(aa)	(17,150)	(69,181)	9,048,926	1,299,797
Loss before income taxes		(94,759,689)	(1,946,246,753)	(2,684,424,971)	(385,593,521)
Income tax benefit/ (expense)	18	—	400,541	(4,842,876)	(695,636)
Net loss		(94,759,689)	(1,945,846,212)	(2,689,267,847)	(386,289,157)
Net loss attributable to non-controlling interests		—	3,274,525	587,142	84,338
Net loss attributable to Qutoutiao Inc.		(94,759,689)	(1,942,571,687)	(2,688,680,705)	(386,204,829)
Accretion to convertible redeemable preferred shares redemption value		(6,012,783)	(101,806,743)	—	—
Accretion to redemption value of convertible redeemable preferred shares of a subsidiary	20	—	(978,201)	(20,548,032)	(2,951,540)
Gains on repurchase of convertible redeemable preferred shares	14	—	18,332,152	—	—
Deemed dividend to preferred shareholders	14	—	(1,916,871)	—	—
Net loss attributable to Qutoutiao Inc.’s ordinary shareholders		(100,772,472)	(2,028,941,350)	(2,709,228,737)	(389,156,359)
Net loss		(94,759,689)	(1,945,846,212)	(2,689,267,847)	(386,289,157)
Other comprehensive income/ (loss)
Foreign currency translation adjustment, net of nil tax		24,651	(16,453,526)	(1,505,650)	(216,273)
Total comprehensive loss		(94,735,038)	(1,962,299,738)	(2,690,773,497)	(386,505,430)
Comprehensive loss attributable to non-controlling interests		—	3,274,525	587,142	84,338
Comprehensive loss attributable to Qutoutiao Inc.		(94,735,038)	(1,959,025,213)	(2,690,186,355)	(386,421,092)
Net loss per share attributable to Qutoutiao Inc.'s ordinary shareholders
— Basic and diluted	22	(3.95)	(52.69)	(39.41)	(5.66)
Weighted average number of ordinary shares used in per share calculation:
— Basic and Diluted	22	25,542,031	38,507,184	68,749,981	68,749,981

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2017, 2018 and 2019

(RMB, except share data and per share data, or otherwise noted)

	Outstanding ordinary shares		Additional	Treasury stocks		Accumulated other				Total
	Number of Shares	Amount	paid-in capital	Number of Shares	Amount	comprehensive income	Accumulated deficit	Statutory reserves	Non-controlling interests	shareholders’ deficit
Balance as of January 1, 2017	24,062,500	15,723	1,118,808	10,000,000	—	—	(12,325,548)	—	—	(11,191,017)
Share-based compensation expense (Note 16)	—	—	3,378,827	—	—	—	—	—	—	3,378,827
Distribution to the founder (Note 16)	—	—	4,358,681	—	—	—	(4,358,681)	—	—	—
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(5,213,802)	—	—	(5,213,802)
Accretion on Series A1 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(798,981)	—	—	(798,981)
Net loss for the year	—	—	—	—	—	—	(94,759,689)	—	—	(94,759,689)
Foreign currency translation	—	—	—	—	—	24,651	—	—	—	24,651
Balance as of December 31, 2017	24,062,500	15,723	8,856,316	10,000,000	—	24,651	(117,456,701)	—	—	(108,560,011)

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2017, 2018 and 2019

(RMB, except share data and per share data, or otherwise noted)

	Outstanding ordinary shares		Additional	Treasury stocks		Accumulated other				Total
	Number of Shares	Amount	paid-in capital	Number of Shares	Amount	comprehensive income/(loss)	Accumulated deficit	Statutory reserves	Non-controlling interests	shareholders’ deficit
Balance as of January 1, 2018	24,062,500	15,723	8,856,316	10,000,000	—	24,651	(117,456,701)	—		(108,560,011)
Share-based compensation expense (Note 16)	—	—	951,626,250	—	—	—	—	—	—	951,626,250
Distribution to the founder (Note 16)	—	—	6,837,374	—	—	—	(6,837,374)	—	—	—
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(15,718,213)	—	—	(15,718,213)
Accretion on Series A1 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(4,840,875)	—	—	(4,840,875)
Accretion on Series B1 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(37,001,459)	—	—	(37,001,459)
Accretion on Series B2 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(31,800,587)	—	—	(31,800,587)
Accretion on Series B3 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(12,312,158)	—	—	(12,312,158)
Accretion on Series C1 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(133,451)	—	—	(133,451)
Accretion on Series A convertible redeemable preferred shares of a subsidiary	—	—	—	—	—	—	(978,201)	—	—	(978,201)
Deemed dividend to preferred shareholders (Note 14)	—	—	1,916,871	—	—	—	(1,916,871)	—	—	—
Conversion of series A, A1, B1, B2, B3, C1 preferred shares to ordinary shares	17,821,248	12,217	2,123,975,054	—	—	—	—	—	—	2,123,987,271
Vesting of restricted shares to founders	15,937,500	10,926	(10,926)	—	—	—	—	—	—	—
Gains on repurchase of convertible redeemable preferred shares	—	—	—	—	—	—	18,332,152	—	—	18,332,152
Issuance of ordinary shares upon Initial Public Offering (“IPO”) and over- allotment option, net of cost of issuance (Note 3)	3,450,000	2,364	590,929,119	—	—	—	—	—	—	590,931,483
Exercise of share options	500,000	317	—	(500,000)	—	—	—	—	—	317
Net loss	—	—	—	—	—	—	(1,942,571,687)	—	(3,274,525)	(1,945,846,212)
Foreign currency translation	—	—	—	—	—	(16,453,526)	—	—	—	(16,453,526)
Balance as of December 31, 2018	61,771,248	41,547	3,684,130,058	9,500,000	—	(16,428,875)	(2,153,235,425)	—	(3,274,525)	1,511,232,780

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2017, 2018 and 2019

(RMB, except share data and per share data, or otherwise noted)

	Outstanding ordinary shares		Additional	Treasury stocks		Accumulated other				Total
	Number of Shares	Amount	paid-in capital	Number of Shares	Amount	comprehensive income/(loss)	Accumulated deficit	Statutory reserves	Non-controlling interests	shareholders’ deficit
Balance as of January 1, 2019	61,771,248	41,547	3,684,130,058	9,500,000	—	(16,428,875)	(2,153,235,425)	—	(3,274,525)	1,511,232,780
Share-based compensation expense (Note 16)	—	—	271,978,493	—	—	—	—	—	—	271,978,493
Accretion on Series A convertible redeemable preferred shares of a subsidiary	—	—	—	—	—	—	(12,171,842)	—	—	(12,171,842)
Accretion on Series B convertible redeemable preferred shares of a subsidiary	—	—	—	—	—	—	(8,376,190)	—	—	(8,376,190)
Issuance of ordinary shares upon follow-on offering, net of issuance costs (Note 3)	831,967	558	212,143,015	—	—	—	—	—	—	212,143,573
Issuance of ordinary shares to the Paper (Note 3)	1,480,123	1,047	152,849,295	—	—	—	—	—	—	152,850,342
Repurchase of ordinary shares (Note 2y)	(1,166,425)	—	—	1,166,425	(142,228,779)	—	—	—	—	(142,228,779)
Exercise of share options	2,197,105	1,499	—	(2,031,005)	—	—	—	—	—	1,499
Net loss	—	—	—	—	—	—	(2,688,680,705)	—	(587,142)	(2,689,267,847)
Foreign currency translation	—	—	—	—	—	(1,505,650)	—	—	—	(1,505,650)
Balance as of December 31, 2019	65,114,018	44,651	4,321,100,861	8,635,420	(142,228,779)	(17,934,525)	(4,862,464,162)	—	(3,861,667)	(705,343,621)

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2017, 2018 and 2019

(RMB, except share data and per share data, or otherwise noted)

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$(Note 2(e))
Cash flows from operating activities
Net loss	(94,759,689)	(1,945,846,212)	(2,689,267,847)	(386,289,157)
Adjustments for:
Depreciation of property and equipment	330,238	4,291,284	10,003,655	1,436,935
Amortization of intangible assets	—	1,602,163	10,555,229	1,516,164
Non-cash operating lease expense	—	—	43,513,790	6,250,365
Deferred tax benefit	—	(400,541)	(2,403,243)	(345,204)
Share-based compensation	3,378,827	951,626,250	271,978,493	39,067,266
Interest expense	—	—	26,878,316	3,860,829
Changes in estimate for accrued liabilities related to users' loyalty programs	(100,382,099)	54,601,750	22,687,320	3,258,830
Changes in assets and liabilities, net of impact of acquisition:
Accounts receivable	(32,099,995)	(160,733,479)	(322,838,858)	(46,372,900)
Amount due from related parties	5,000,000	—	(278,155,878)	(39,954,592)
Prepayments and other current assets	(13,759,902)	(74,365,824)	(85,958,956)	(12,347,231)
Other non-current assets	(5,758,946)	(3,388,147)	(8,979,480)	(1,289,822)
Accounts payable	7,050,837	115,892,236	197,019,533	28,300,085
Amount due to related parties	(3,024,000)	—	3,436,586	493,635
Registered users’ loyalty payable	19,953,908	235,684,796	(122,516,495)	(17,598,393)
Salary and welfare payable	5,086,102	36,964,404	85,747,532	12,316,863
Tax payable	19,901,230	70,010,545	13,096,995	1,881,266
Accrued liabilities related to users' loyalty programs	262,877,012	(197,471,407)	22,363,815	3,212,361
Accrued liabilities and other current liabilities	19,297,288	353,985,756	392,071,989	56,317,617
Advances from customers and deferred revenue	39,135,595	113,095,683	91,530,811	13,147,578
Operating lease liabilities	—	—	(45,584,621)	(6,547,822)
Non-current liabilities	—	9,686,219	(2,473,756)	(355,333)
Net cash provided by/(used in) operating activities	132,226,406	(434,764,524)	(2,367,295,070)	(340,040,660)
Cash flows from investing activities:
Purchase of short-term investments	(539,360,549)	(4,164,032,230)	(2,454,602,495)	(352,581,587)
Purchase of equity investments	—	—	(37,589,200)	(5,399,351)
Proceeds from maturity of short-term investments	421,985,200	4,189,115,780	1,294,361,059	185,923,333
Purchase of intangible assets	—	(72,097,321)	(4,971,310)	(714,084)
Cash paid for acquisitions, net of cash acquired	—	(10,729,825)	—	—
Purchase of property and equipment	(4,543,180)	(14,924,590)	(21,349,657)	(3,066,686)
Proceeds from disposal of property and equipment	—	175,634	—	—
Net cash used in investing activities	(121,918,529)	(72,492,552)	(1,224,151,603)	(175,838,376)
Cash flows from financing activities:
Proceeds from issuance of Series A Convertible redeemable Preferred Shares, net of issuance costs	208,490,509	—	—	—
Proceeds from issuance of Series A1 Convertible redeemable Preferred Shares, net of issuance costs	63,630,530	—	—	—
Proceeds from issuance of Series B1 Convertible redeemable Preferred Shares, net of issuance costs	—	651,736,522	—	—
Proceeds from issuance of Series B2 Convertible redeemable Preferred Shares, net of issuance costs	—	569,316,830	—	—
Proceeds from issuance of Series B3 Convertible redeemable Preferred Shares, net of issuance costs	—	282,249,969	—	—
Proceeds from issuance of Series C1 Convertible redeemable Preferred Shares, net of issuance costs	—	104,947,585	—	—
Proceeds from issuance of Series A Convertible redeemable Preferred Shares of a subsidiary, net of issuance cost	—	97,147,400	27,357,503	3,929,659
Proceeds from issuance of Series B Convertible redeemable Preferred Shares of a subsidiary, net of issuance cost	—	—	353,337,104	50,753,699
Proceeds from issuance of ordinary shares upon Initial Public Offering and over-allotment option, net of cost of issuance	—	592,507,394	—	—
Payment of accrued Initial Public Offering expense	—	—	(1,575,911)	(226,365)
Proceeds from follow-on offering, net of issuance costs	—	—	212,143,573	30,472,518
Proceeds from issuance of ordinary shares to The Paper			144,351,128	20,734,742
Proceeds from Convertible Loan, net of issuance costs	—	—	1,174,616,692	168,723,131
Payment for repurchase of ordinary shares	—	—	(142,228,779)	(20,429,886)
Cash received from other financing activities	—	138,051	—	—
Net cash provided by financing activities	272,121,039	2,298,043,751	1,768,001,310	253,957,498
Net increase/ (decrease) in cash, cash equivalents and restricted cash	282,428,916	1,790,786,675	(1,823,445,363)	(261,921,538)
Effect of exchange rate changes on cash, restricted cash and cash equivalents	(4,239,131)	117,043,158	12,845,762	1,845,178
Cash, cash equivalents and restricted cash at the beginning of year	268,628	278,458,413	2,186,288,246	314,040,657
Cash, cash equivalents and restricted cash at the end of year	278,458,413	2,186,288,246	375,688,645	53,964,297
Supplemental disclosure of cash flow information:
Accounts payable related to the purchase of property and equipment	263,000	—	—	—
Accrued Initial Public Offering expense	—	1,575,911	—	—
Accrued Series A and B convertible redeemable preferred shares issuance cost of a subsidiary	—	126,146	435,000	62,484
Revenue recognized for non-monetary transactions (Note 7)	—	—	(40,000,000)	(5,745,640)
Sales and marketing expense recorded for non-monetary transactions (Note 7)	—	—	21,132,075	3,035,433
Incentive payment to customer (Note 12)	—	(22,842,164)	—	—
Cooperation service fee to The Paper (Note 3)	—	—	(8,499,574)	(1,220,887)
Accretion to Series A preferred shares redemption value	—	15,718,213	—	—
Accretion to Series A1 preferred shares redemption value	5,213,802	4,840,875	—	—
Accretion to Series B1 preferred shares redemption value	798,981	37,001,459	—	—
Accretion to Series B2 preferred shares redemption value	—	31,800,587	—	—
Accretion to Series B3 preferred shares redemption value	—	12,312,158	—	—

Accretion to Series C1 preferred shares redemption value	—	133,451	—	—
Deemed dividend to preferred shares shareholders	—	1,916,871	—	—
Gains on repurchase of convertible redeemable preferred shares	—	(18,332,152)	—	—
Accretion to redemption value of Series A and B convertible redeemable preferred shares of a subsidiary	—	978,201	20,548,032	2,951,540

The below table reconciles cash, cash equivalents, and restricted cash as reported in the consolidated balanace sheets to the total of the same amounts shown in the consolidated statements of cash flows

Cash and cash equivalents	278,458,413	2,186,288,246	347,817,093	49,960,799
Restricted cash	—	—	27,871,552	4,003,498
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	278,458,413	2,186,288,246	375,688,645	53,964,297

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

As of December 31, 2019, the Company’s principal subsidiaries and consolidated Affiliated Entities are as follows:

Name of subsidiaries and VIEs	Date of establishment/ acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Wholly owned subsidiaries of the Company:
InfoUniversal Limited(“InfoUniversal”)	Established on August 15, 2017	Hong Kong	100%
Qtech USA Inc. ("Qtech")	Established on April 23, 2018	USA	100%
Fun Literature Limied (Cayman) ("Fun Literature")	Established on October 19, 2018	Cayman Islands	78%
Shanghai Quyun Internet Technology Co., Ltd. (“Quyun WFOE”)	Established on October 13, 2017	PRC	100%
Shanghai Dianguan Network Technology Co., Ltd. (“Dianguan”)	Acquired on February 2, 2018	PRC	100%
QTT Asia Ltd.(“QTT Asia”)	Established on April 10, 2018	British Virgin Islands(“BVI”)	100%
Shanghai Zhicao Information Technology Co., Ltd. (“Zhicao WFOE”)	Established on December 4, 2018	PRC	100%
Variable Interest Entity (“VIEs”)
Shanghai Jifen Culture Communications Co., Ltd. (“Jifen or Jifen VIE”)	Established on January 10, 2012	PRC	100%
Beijing Churun Internet Technology Co., Ltd. (“Churun VIE”)	Acquired on November 1, 2018	PRC	100%
Shanghai Big Rhinoceros Horn Information Technology, Co., Ltd (“Big Rhinoceros Horn VIE”)	Established on November 9, 2018	PRC	100%
Shanghai DragonS Information Technology, Co., Ltd (“ DragonS Information VIE”)	Established on January 1, 2019	PRC	100%
Anhui Zhangduan Internet Technology Co., Ltd. (“Zhangduan VIE”)	Established on March 31, 2017	PRC	100%
Hubei Rapid Information Technology Co., Ltd (“Rapid Information VIE”)	Established on March 1, 2019	PRC	100%
Subsidiaries of Variable Interest Entity (“VIE subsidiaries”)
Shanghai Xike Information Technology Service Co., Ltd. (“Xike”)	Established on July 14, 2016	PRC	100%
Shanghai Tuile Information Technology Service Co., Ltd. (“Tuile”)	Established on July 14, 2016	PRC	100%
Beijing Qukandian Internet Technology Co., Ltd (“Qukandian”)	Established on April 13, 2017	PRC	100%
Shanghai Heitu Internet Technology Co., Ltd (“Heitu”)	Established on January 1, 2019	PRC	100%
Shanghai Zheyun Internet Technology Co., Ltd (“Zheyun”)	Established on January 1, 2019	PRC	100%
Beijing Supreme Pole International Sports Development Co., Ltd. (“Supreme Pole International Sports”)	Established on January 1, 2019	PRC	100%
Tianjin Quwen Internet Technology Co., Ltd ("Quwen")	Established on August 9, 2018	PRC	100%

(b) Reorganization

Jifen was incorporated in the PRC in 2012 and started the operation of the mobile platforms for distribution, consumption and sharing of light entertainment content (the “principal business”) from 2016.

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

Jifen VIE

The Group has entered into various agreements as related to its Affiliated Entities or its shareholders as follows:

Exclusive Technology Support and Consulting Services Agreement

Under the exclusive technology support and consulting services agreement entered on October 13, 2017 between Jifen VIE and Quyun WFOE, Quyun WFOE has the exclusive right to provide to Jifen technology support, business management consulting, marketing consultation, products research and development and technology services related to all technologies, and business operations needed for its business. Quyun WFOE owns the exclusive intellectual property rights created because of the performance of this agreement. The service fee payable by Jifen to Quyun WFOE is determined by Quyun WFOE based on its services provided including various factors such as Quyun WFOE’s incurred technology support and consulting services fees, performance data and Jifen VIE’s revenues. The term of this agreement will expire in 10 years and may be extended at Quyun WFOE’s request prior to the expiration date. Quyun WFOE is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Jifen VIE. There was no service fee paid and payable from Jifen VIE to Quyun WFOE for the years ended December 31, 2017, 2018 and 2019 as Jifen, in aggregated, has been incurring losses.

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

Voting Rights Proxy Agreement

The parties to the exclusive option agreement entered on October 13, 2017 are Jifen VIE, Quyun WFOE and each of the shareholders of Jifen VIE, with the exception of The Paper (see below for additional information on The Paper arrangement). Under the agreement, each of the shareholders of Jifen VIE irrevocably granted Quyun WFOE or its designated representative(s) the right to exercise his/her rights as a shareholder of Jifen VIE including hosting board of directors meeting, terminate and nominate board members and senior management of Jifen VIE and other shareholders’ voting rights. During the period that each of Shanghai Quyun and Shanghai Jifen remain in operation, the voting rights proxy agreement shall be irrevocable and continuously effective and valid for ten years from the execution date unless otherwise agreed to by all parties. Upon the expiration of the original term or any renewal term of the voting rights proxy agreement, the agreement shall be automatically renewed for an additional one year period unless, at least 30 days prior to the expiration date, Shanghai Quyun provides notice to the other parties to the voting rights proxy agreement not to renew the agreement.

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

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement between Quyun WFOE and the shareholders of Jifen VIE, with the exception of The Paper (see below for additional information on The Paper arrangement), the shareholders of Jifen VIE has pledged all of their equity interests in Jifen VIE to Quyun WFOE to guarantee the performance by Jifen VIE and its shareholders’ performance of their respective obligations under the exclusive option agreement, exclusive technology support and business services agreement, voting rights proxy agreement and loan agreement. If Jifen VIE and/or its shareholders breach their contractual obligations under those agreements, Quyun WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

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

Except for Jifen VIE mentioned above, the Group’s other VIEs entered into the VIE Agreements (Exclusive Technology Support and Consulting Services Agreement, Exclusive Option Agreement, Voting Rights Proxy Agreement, Loan Agreement and Equity Interest Pledge Agreement) which have the same terms as those described in Jifen VIE. As a result, these VIEs’ primary beneficiaries are Quyun WFOE and Zhicao WFOE and their shareholders became the “Nominee Shareholders”.

In September 2019, Jifen VIE issued equity interests representing 1% of its enlarged share capital to Shanghai Dongfang Newspaper Co., Ltd., commonly known as “The Paper” at a nominal price. The Paper has designated one representative to Jifen VIE’s Board of Directors to assist with enhancing the quality of content on the Company’s platform but does not participate in the VIE’s operational decision making. The Paper will not absorb the losses allocation, if any, from the Jifen VIE. The Company believes that its control over the consolidated VIE and its subsidiaries and the economic benefits received from the consolidated VIE will not be affected and will continue to consolidate the VIE. The 1% equity interests held by The Paper represents a non-controlling interest of the Group.

(c) Going Concern

The Group has incurred losses from operations since inception. The Group incurred net losses of RMB94.8 million, RMB1,945.8 and RMB2,689.3 million for the years ended December 31, 2017, 2018 and 2019, respectively. Accumulated deficit amounted to RMB2,153.2 million and RMB4,862.5 million as of December 31, 2018 and 2019, respectively. Net cash generated from operating activities was approximately RMB132.2 million for the year ended December 31, 2017, and net cash used in operating activities was approximately RMB434.8 million and RMB2,367.3 million for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the Group’s working capital was RMB1,515.1 million and RMB816.5 million, respectively. As of December 31, 2019, the Group had cash and cash equivalent of RMB347.8 million, restricted cash of RMB27.9 million and short-term investments of RMB1,276.8 million, and total current and long-term liabilities of RMB1,875.7 million and RMB3,149.7 million, respectively.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on the Group’s ability to reduce cash used in operating activities, obtain capital financing from equity or debt investors and adjust the pace of its operation expansion and control of the related expense to fund its general operations and capital expansion needs.

The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plans, which include adjusting the pace of its operation expansion and controlling operating cost and expenses to reduce the cash used in operating cash flows. To implement the plans, the Company will enhance user engagement and retention by offering higher quality and diversified contents while closely control the content costs with more selective content acquisition and better leverage of existing content varieties,and continue to optimize the user loyalty programs and the traffic acquisition strategy to efficiently control and reduce these user related costs. The Company will further preserve liquidity and manage cash flows by reducing discretionary expenditure including advertising expenses and general and administrative expenses.

Management has concluded, after giving consideration to its plans as noted above, that they have alleviated the substantial doubt as to its ability to continue as a going concern and believes the Company has sufficient cash and other financial resources and liquidity to fund its operations for one year from the date of the filing of the consolidated financial statements, and that there is not substantial doubt about the Company’s ability to continue operations as a going concern for that one-year period.

2.	Principal Accounting Policies

(a) Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Reorganization was accounted for as a common control transaction under the pooling of interest method. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods.

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

The Company believes that revenue recognition, liabilities related to loyalty programs, consolidation of VIEs, determination of share-based compensation and impairment assessment of long-lived assets  reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

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

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIEs’ economic performance, and also the Group’s obligation to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. The Company’s WFOEs and ultimately the Company hold all the variable interests of the VIEs and its subsidiaries, and have been determined to be the primary beneficiaries of the VIEs.

The following table sets forth the assets, liabilities, results of operations and cash flows of VIEs and its subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and its subsidiaries are eliminated in the balances presented below:

	As of
	December 31, 2018	December 31, 2019
Assets
Current assets
Cash and cash equivalents	19,464,246	7,807,740
Restricted cash	—	27,871,552
Short-term investments	5,000,000	31,430,000
Accounts receivable, net	200,289,537	526,689,373
Amount due from subsidiaries of the Company	291,902,904	548,857,973
Amount due from related parties	—	262,581,158
Prepayments and other current assets	80,565,668	172,737,341
Total current assets	597,222,355	1,577,975,137
Non-current assets
Property and equipment, net	13,376,314	23,152,687
Long-term investments	—	10,000,000
Right-of-use assets	—	61,931,400
Intangible assets	—	4,029,056
Other non-current assets	8,945,774	14,211,365
Total non-current assets	22,322,088	113,324,508
Total assets	619,544,443	1,691,299,645
Liabilities
Current liabilities
Accounts payable	73,087,671	313,189,188
Amount due to subsidiaries of the Company	629,835,620	2,734,962,567
Amount due to related parties	—	3,330,101
Registered users’ loyalty payable	249,881,449	127,253,323
Advance from customers and deferred revenue	152,181,358	246,251,382
Salary and welfare payable	41,665,582	126,884,752
Tax payable	100,757,561	93,025,726
Lease liabilities, current	—	31,275,663
Accrued liabilities related to users’ loyalty programs	44,133,812	89,184,947
Accrued liabilities and other current liabilities	360,711,336	761,687,143
Total current liabilities	1,652,254,389	4,527,044,792
Lease liabilities, non-current	—	25,279,037
Total liabilities	1,652,254,389	4,552,323,829

	Year ended December 31,
	2017	2018	2019
Net revenues	517,052,950	3,065,573,756	5,627,372,568
Net loss	(90,843,873)	(1,882,747,022)	(2,469,063,768)

	Year ended December 31,
	2017	2018	2019
Net cash provided by/(used in) operating activities	132,992,222	(77,218,211)	(2,782,745,243)
Net cash provided by/(used in) investing activities	(121,943,180)	90,767,728	(60,545,682)
Net cash (used in) financing activities	—	(5,402,941)	2,859,505,971
Net increase in cash and cash equivalents	11,049,042	8,146,576	16,215,046

In accordance with the aforementioned VIE agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of VIEs. Therefore the Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of December 31, 2018 and 2019. As the VIEs and their subsidiaries were incorporated as limited liability Company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs.

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

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expense items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ deficit on the consolidated financial statement. The exchange rates used for translation on December 31, 2018 and December 31, 2019 were US$1.00=RMB6.8632 and RMB6.9762, respectively, representing the index rates stipulated by the People’s Bank of China.

(e) Convenience Translation

Translations of balances in the Group’s consolidated balance sheet, consolidated statement of operations and comprehensive loss and consolidated statement of cash flows from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1 = RMB6.9618, representing the noon buying rate set forth in the H.10 statistical release of the US Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

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

The Group’s financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, equity securities, accounts payable, advance from advertising customers, registered users’ loyalty payable, other liabilities, and convertible loan.

As of December 31, 2018 and 2019, the carrying values of cash and cash equivalents, short-term investments in time deposits, accounts receivable, accounts payable, advance from customers and deferred revenue, registered users’ loyalty payable and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. As of December 31, 2019, the estimated fair value of the long-term convertible loan approximated its carrying amount of RMB1,218.9 million due to the short duration between the issuance and period-end date. The convertible loan would qualify as Level 3 in the fair value hierarchy if it was to be carried at fair value due to the presence of significant unobservable inputs.

On a recurring basis, the Group measures its short-term investments in wealth management products at fair value.

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 2018	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments — Wealth management products	—	115,436,080	—	115,436,080

As of December 2019	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments — Wealth management products	—	314,812,946	—	314,812,946

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

(h) Restricted cash

As of December 31, 2019, restricted cash of RMB27.9 million represents the cash balance in Jifen VIE’s bank accounts that were frozen as a result of a pending litigation. Refer to Note 23 – Commitments and Contingencies for additional information.

(i) Short-term investments

Short-term investments include time deposits placed with original maturities between three months and a year with banks in the PRC and investments in wealth management products issued by certain banks which are redeemable by the Company at any time. As of December 31, 2018 and 2019, the time deposits amounted to nil and RMB962.0 million while the wealth management products amounted to RMB115.4 million and RMB314.8 million respectively. For time deposits with original maturities between three months and a year, its interest income amounted to nil, RMB4.9 million and RMB32.4 million in the consolidated statements of comprehensive loss for the years ended December 31, 2017, 2018 and 2019, respectively. The wealth management products are unsecured with variable interest rates and primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company measures the investments in wealth management products at fair value using the quoted subscription or redemption prices published by these banks. The change in fair value is recorded as investment income amounted to RMB 0.7 million, RMB 4.2 million and RMB 6.3 million in the consolidated statements of comprehensive loss for the years ended December 31, 2017, 2018 and 2019, respectively.

(j) Accounts receivable, net

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

(k) Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Leasehold improvements	Over the shorter of lease term or estimated useful lives of the assets
Office equipment	3 – 5 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

(l) Equity investments

The Company’s equity investments are accounted for as follows:

•

Non-marketable equity securities that do not have readily determinable fair value are measured using the measurement alternative recorded at cost less any impairment, plus or minus changes resulting from qualifying observable price changes. As of December 31, 2019, the Company’s investments in non-marketable equity securities primarily consist of small, non-controlling investments in companies for which the Company has equity ownership with preferential rights but cannot exert significant influence. The carrying value of equity securities without readily determinable fair values was nil and RMB10.0 million as of December 31, 2018 and 2019 respectively. There were no fair value changes related to these investments for the years ended December 31, 2018 and 2019.

•

Equity method investments are securities that the Company does not control, but are able to exert significant influence over the investee. These investments are measured at cost less any impairment, plus or minus our share of equity method investee income or loss. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. As of December 31, 2019, the Company’s equity method investment is an investment of RMB27.6 million as a limited partner in a venture fund that has not completed set-up.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

(m) Goodwill and intangible assets

Intangible assets

Intangible assets represent the acquired right to operate an online audio/video content platform(note 9), which is amortized on a straight-line basis over its estimated useful life of 10 years, as well as computer software, which is amortized on a straight-line basis over its estimated useful life of 3-10 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the years ended December 31, 2018 and 2019.

Goodwill

Goodwill represents the excess of the total cost of the acquisition over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50%) that the fair value of the reporting unit is less than its carrying value. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit and other specific information related to the operations. If the reporting unit does not pass the qualitative assessment, the Company estimates its fair value and compares the fair value with the carrying value of its reporting unit, including goodwill. If the fair value is greater than the carrying value of its reporting unit, no impairment is recorded. If the fair value is less than the carrying value, an impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. The impairment charge would be recorded to earnings in the consolidated statements of operations.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units and the determination of the fair value of each reporting unit. The Company estimates the fair value of the reporting unit using a discounted cash flow model. This valuation approach considers various assumptions including projections of future cash flows, perpetual growth rates and discount rates. The assumptions about future cash flows and growth rates are based on management’s assessment of a number of factors, including the reporting unit’s recent performance against budget, performance in the market that the reporting unit serves, as well as industry and general economic data from third party sources. Discount rate assumptions reflect an assessment of the risk inherent in those future cash flows. Changes to the underlying businesses could affect the future cash flows, which in turn could affect the fair value of the reporting unit. Management performs its annual goodwill impairment test as of December 31.  Each quarter the Company reviews the events and circumstances to determine if there are indicators that goodwill may be impaired.

As of December 31, 2019, there is no event or any circumstance that the Company identified, which indicated that the fair value of the Company’s reporting unit was substantially lower than the respective carrying value. There was no impairment of goodwill for the years ended December 31, 2018 and 2019 and there was no change in goodwill during 2019.

(n) Impairment of long-lived assets other than Goodwill

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

(o) Leases

Prior to the adoption of ASC 842 on January 1, 2019:

Leases, including leases of office spaces, where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. The Group had no capital leases for any of the years stated herein.

Upon and hereafter the adoption of ASC 842 on January 1, 2019:

The Company determines if an arrangement is a lease or contains a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (iii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

(p) Advances from  customers and deferred revenue

Certain third party advertising customers pay in advance to purchase advertising and marketing services. Cash proceeds received from customers are initially recorded as advances from advertising customers and are recognized as revenues when revenue recognition criteria are met.

Advances from customers and deferred revenue also consist of prepayments from users in the form of the purchase of the Group’s virtual currency that can be used for live streaming and online games that are not yet consumed or converted into virtual items, and that upon the consumption or conversion, are recognized as revenue according to the prescribed revenue recognition policies described below.

(q) Revenue recognition

A.	Significant accounting policy

The Group has adopted the new revenue standard, ASC 606, by applying the full retrospective method. Revenues are recognized when or as the control of a good or service is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of goods and services may be transferred over time or at a point in time. Control of goods and services is transferred over time if the Group’s performance:

•	provides all of the benefits received and consumed simultaneously by the customer;
•	creates and enhances an asset that the customer controls as the Group performs; or
•	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If the control of goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains the control of goods and services.

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

(i) Advertising and marketing

The Group’s main revenue generating activity is the provision of online advertising and marketing services. The Group generates revenue from performing specific actions, i.e. an optimized cost per thousand impressions (“oCPM”) or optimized cost per click (“oCPC”) basis or related advertising and marketing services. Revenue is recognized on an oCPM or oCPC basis as impressions or clicks are delivered, or when related advertising and marketing services are performed.

Whether revenues should be reported on a gross or net basis is determined by an assessment of whether the Group is acting as the principal or an agent in the transaction. In determining whether the Group acts as the principal or an agent, the Group follows the accounting guidance for principal-agent considerations. Such determination involves judgment and is based on evaluation of the terms of each arrangement.

a. Advertising and marketing service provided to advertising customers

Before February 2018, the Group engaged certain advertising customers through a third-party advertising agent (“advertising agent”). In the arrangement with this advertising agent, it served as the Group’s sales agent in selling the Group’s advertising solutions to other second-tier advertising agents. The end advertisers are the customers of the Group as they specifically selected Qutoutiao to display its advertisement and the performance obligation of the Group is to provide the underlying advertising display services. The advertising agent earns a commission of 2% of the advertising revenues in the arrangement in return for providing bidding system for placement on Qutoutiao which the Company recognized as cost of revenues. The Group provides advertising and marketing services to advertising customers and recognizes advertising and marketing revenues on a gross basis as impressions or clicks are delivered.

The Group receives refundable advance payments from advertising customers through this advertising agent and reconciles the advertising and marketing revenue with this advertising agent. If the advance payment deposited in the Group is not ultimately used for the advertisement on Qutoutiao, the Group refunds the advance payment back to advertising customers through this advertising agent.

In February 2018, the Group acquired 100% equity interests of this advertising agent with a total consideration of RMB 15.0 million (Note 3). Since the acquisition, the Group has effectively been providing advertising and marketing services to these advertising customers directly and continues to recognize revenue on a gross basis as clicks or impressions are delivered.

Besides this arrangement, the Group also provides advertising and marketing services to advertising customers directly.

Starting from 2019, the placement of the advertising customers’ advertisements is not restricted to be only on Qutoutiao’s application. When advertisements cannot be placed on Qutoutiao due to capacity limit or bidding, the Group has the discretion to choose a media platform for advertisement placement.  The Group determined it is the principal to the advertising customer when the Group (1) is the primary obligor ultimately responsible for delivering advertising and marketing services to the advertising customers, (2) has the discretion in pricing and (3) takes certain risks of loss due to the different settlement methods between the media platform and advertising customers. Hence, the Group recognizes the revenue on a gross basis.

In May 2019, the Group also started a new advertising and marketing service by providing integrated marketing solution to its customers based on their customized needs. The services include but are not limited to designing and executing a systematic marketing plan online and offline, coming up with best solutions for online promotion of the customers’ mobile application by selecting appropriate advertisement platforms, designing the advertisement clips, monitoring advertisement effects and organizing offline marketing campaigns. The Group pays the vendors or suppliers when costs are incurred and advertisements are displayed while the Group charges the service fees to the customers based on specified achievements, i.e. a Gross Merchandise Volume (“GMV”) which revenue is recognized based on number of first effective purchase, or optimized cost per action (“oCPA”) basis which revenue is recognized based on number of registered new users. The Group is the principal ultimately responsible for delivering the integrated marketing services to the customers in the arrangement, it has the discretion in pricing and takes certain risks of loss as the results cannot be guaranteed while costs are incurred. The Group recognizes the integrted marketing services revenue at gross based on GMV or oCPA basis and recognizes incurred expenses to vendors or suppliers as cost of revenue.

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

(ii) Other services

a. Agent and platform service

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

b. Live streaming

In January 2019, the Group started operating its own live streaming platform. It generates revenue from sales of virtual items in the platform. Users can access the platforms and view the live streaming content showed by the performers for free. The Group shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with performers and talent agencies in accordance with their revenue sharing arrangements.

The Group evaluates and determines that it is the principal and views users to be its customers. The Group reports live streaming revenues on a gross basis. Accordingly, the amounts paid by users to purchase virtual items are recorded as revenues and revenue sharing fee paid to performers and talent agencies are recorded as cost of revenues. Where the Group is the principal, it controls the virtual items before they are transferred to users. Its control is evidenced by the Group’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Group being primarily responsible to users and having a level of discretion in establishing pricing.

The Group designs, creates and offers various virtual items for sales to users with pre-determined selling price. Users can purchase and present virtual items to performers to show support for their favorite performers and virtual items are consumed and used upon purchase. Accordingly, live streaming revenue is recognized immediately when virtual items are used. The Group does not have further obligations to the user after the virtual items are consumed immediately.

The Group may also enter into contracts that can include various combinations of virtual items and privileges such as priority speaking rights or special symbols, which are generally capable of being distinct and accounted for as separate performance obligations, such as the VIP member program. Judgments are required as follow: 1) determining whether those virtual items and privilege are considered distinct performance obligations that should be accounted for separately versus together, 2) determining the standalone selling price for each distinct performance obligation, and 3) allocating of the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as the Group does not sell the virtual item or privilege separately, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For consumable virtual items, revenues is recognized immediately when the virtual item is used. For durable virtual items, revenue is recognized over the estimated user relationship periods. For the year ended December 31, 2019, the VIP membership program was not material.

c. Online games

The Group generates revenues from offering virtual items in online games developed by third parties to game players.

Users play games on the Group’s various mobile applications free of charge and are charged for purchases of consumable virtual items, which can be utilized in the online games to enhance their game-playing experience.

Pursuant to contracts signed between the Group and the respective game developers, although game developers own the games’ copyrights and other intellectual property, in general the Group controls the games and takes the main responsibilities to operate the games, maintains a functioning gaming environment for the players, sets the pricing of virtual items, collects the in-game purchase payment from the players and shares the revenue based on a pre-agreed scheme to the game developers. The users make the purchases in the games operated and managed by the Group and the Group provides the game services to the users. Accordingly, the Group is the principal in the arrangements. The revenues derived from these online games are recorded on a gross basis and the amount paid to game developers are recorded as cost of revenue.

Online games revenue is recognized immediately when the consumable virtual item is purchased and used. The Group does not have further obligations to the user after the virtual items are consumed immediately.

In addition, the Group sells the advertisement spots placed in the online games to the advertisers and gets paid based on views/clicks. The advertisements price is negotiated and determined by the Group with a shared fee to be paid to the game developer. Similar to the advertising and marketing service provided to advertising customers described above in 2 (q) B (i) a, the Group is the principal in the arrangement and revenue is recognized on a gross basis as clicks or impressions are delivered with fees paid to game developers as cost of revenue.

d. Online marketplace service

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

C. Disaggregation of revenue

In the following table, revenue is disaggregated by major service line and gross vs net recognition.

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2(e))
Major service line
Advertising service provided to advertising customers, recorded gross (1)	264,471,551	2,399,716,518	4,339,602,177	623,344,850
Advertising service provided to advertising platforms, recorded net	248,410,930	414,541,506	1,075,718,365	154,517,275
Other service
Agent and platform services	4,170,469	203,389,356	33,154,982	4,762,415
Live streaming and online games	-	-	104,445,462	15,002,652
Other revenues	-	4,498,405	17,159,618	2,464,825
Total Other services	4,170,469	207,887,761	154,760,062	22,229,892
	517,052,950	3,022,145,785	5,570,080,604	800,092,017

(1)

For the year ended December 31, 2019, revenue in advertising services provided to advertising customers which recorded gross include integrated marketing solution services which amounted to nil, nil and RMB 381.8 million.

(r) Cost of revenues

The Group’s cost of revenues consists primarily of (i) bandwidth and server costs,  (ii) costs incurred to vendors and suppliers for advertising and marketing services, (iii) content procurement costs paid to third-party professional media companies and freelancers, (iv) direct cost related to in-house content, rental cost, depreciation, salary and welfare for cost personnel and other miscellaneous costs, (v) costs incurred for mobile gaming and live streaming content, (vi) cultural development fee and surcharges. The Group is subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate prior to June 30, 2019 was 3% of the net advertising revenues, and was changed to 1.5% effective July 1, 2019.

(s) Research and development expenses

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) stock-based compensation for research and development personnel (iii) office rental expenses (iv) IT service fees and (v) depreciation of office premise and servers utilized by research and development personnel. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

The Company accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. For the years ended December 31, 2017, 2018 and 2019, the Company has not capitalized any costs related to internal use software because the inception of the Group software development costs qualified for capitalization have been insignificant.

(t) Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) rewards to registered users related to loyalty programs, (ii) advertising and marketing expenses, (iii) charges for short mobile message service to registered users (iv) salary and welfare for sales and marketing personnel and (iv) stock-based compensation expenses for sales and marketing personnel. The advertising and marketing expenses amounted to RMB 41.9 million, RMB 1,061.0 million and RMB 2,863.8 million during the years ended December 31, 2017, 2018 and 2019, respectively.

(u) General and administrative expenses

General and administrative expenses also consist of (i) salary and welfare for general and administrative personnel, (ii) office expense and (iii) professional service fees and (iv) stock-based compensation expense. For the years ended December 31, 2017, 2018 and 2019, general and administrative expenses include stock-based compensation expenses of approximately RMB0.2 million, RMB906.8 million and RMB82.0 million. For the year ended December 31, 2018, general and administrative expenses included stock-based compensation expenses approximating RMB 864.7 million expensed upon the completion of IPO related to the vesting of 15,937,500 ordinary shares owned by the founders (Note 16b).

(v) User loyalty programs

The Group has loyalty programs for its registered users primarily in its mobile Qutoutiao, Midu and formerly on Quduopai to enhance user engagement, loyalty and to incentivize word-of-mouth referrals. Through the programs, the Group give users loyalty points and in certain cases cash credits for taking specific actions. Such actions primarily include referring new users to register on the platforms or through the viewing or sharing of content, providing valuable comments and encourage inactive users to continue to the platforms. The cost of users’ loyalty points is recognized as sales and marketing expenses in the consolidated statements of operations and comprehensive loss.

On Qutoutiao, the Group’s users can redeem earned rewards, which is in a form of cash credits reflecting the same amount of cash value, upon redemption. The Group offers its users the flexibility to choose a number of rewards payment options, including i) online cash out, when the cash credits balance exceeds a certain cash out threshold or at a lower cash out threshold if the users log on Qutoutiao for a certain number of consecutive days, ii) purchasing virtual items in live streaming and online games, iii) purchasing merchandise through Qutoutiao’s online market place. On Midu, the loyalty program is operated in a similar manner as Qutoutiao.

The Group also has a number of other loyalty programs for various applications. As of December 31, 2019, the loyalty program volume associated with these applications are immaterial.

On Quduopai, the Group’s users can also earn cash credits (reflecting the same amount of cash value) that they may cash out when the cash credits balance exceeds a certain threshold. Before April 9, 2018, the Group’s users on Quduopai could also earn loyalty points, which could only be exchanged for coupons issued to the Group by a third-party, which can be used to purchase goods or service on that third-party’s group buying website. The Group did not recognize any expenses or liability for those loyalty points earned on Quduopai since the Group did not bear any additional cost to settle these loyalty points awarded to its users before April 9, 2018. Starting from April 9, 2018, the Group’s users on Quduopai who are not content providers, can also start to earn and redeem earned rewards, which is in a form of cash credits reflecting the same amount of cash value, upon request. Users can cash out the rewards when the cash credits balance exceeds a certain cash out threshold. All the outstanding loyalty point granted to users on Quduopai were converted to rewards upon the enacting of the revised loyalty program in April 2018. As a result, the Company recorded costs of RMB 62,359 in the sales and marketing expenses in April 2018. In November 2018, the Company, as a result of the change of business strategy, announced the change of the loyalty program on Quduopai and reversed the unused rewards under the original loyalty program amounted to RMB 11.6 million in the consolidated statements of comprehensive loss. As of December 31, 2019, Quduopai’s loyalty program is no longer in place and the ending balance has been reduced to nil.

For Qutoutiao’s loyalty program, prior to May 2018 the user’s agreement provides that rewards expire after one month. However, the Group may, at its discretion, provide rewards to its users even after one month expiration period. Starting from May 2018, rewards to its users are cleared from their accounts and will not be redeemable after the users have been inactive for 90 days. Other loyalty programs also have similar rewards clearing policies after the users have been inactive for up to 90 days.

The Group’s experience indicates that a certain portion of rewards is never redeemed in cash by its users, which the Group refers to as a “breakage”. The liability accrued for the reward is reduced by the estimated breakage that is expected to occur. The Group estimates breakage based upon its analysis of relevant reward history and redemption pattern as well as considering the expiration period of the rewards under the users agreement. In the assessment of breakage, each individual user’s account is categorized into certain pools of different range of outstanding rewards, and then further grouped into certain sub-groups on the basis of inactivity days. The past reward redemption pattern in those sub-groups was used to estimate the respective breakage for the outstanding rewards in each sub-group at each period end. For the years ended December 31, 2017, 2018 and 2019, total costs related to the users’ rewards granted (before estimated breakage) amounted to RMB 527.8 million, RMB 2,207.8 million and RMB 2,708.2 million, respectively, and total rewards redeemed in cash amounted to RMB 245.0 million, RMB 1,973.5 million and RMB 2,514.8 million, respectively. The Company also reversed the accrued rewards of users who have not been active for the period specified in accordance with its rewards clearance policies, which amounted to non-cash adjustments of nil, RMB 196.3 million and RMB 293.5 million for the years ended December 31, 2017, 2018 and 2019, respectively, which were recorded as a reduction of sales and marketing expense. As of December 31, 2017, 2018 and 2019, the total estimated breakage not accrued approximated to RMB 113.7 million, RMB 59.1 million and RMB 36.5 million, respectively. For the years ended December 31, 2017, 2018 and 2019, rewards consumed by purchasing the virtual items in live streaming and online games amounted to nil, nil and RMB18.0 million, respectively. The consumption was recorded as a reduction of revenue.

Once the amount of accumulated unredeemed rewards for individual user exceeds the cash out threshold or the continuous log-on criteria is reached, the Group reclassifies the balance as “registered users’ loyalty payable” in consolidated balance sheet as a monetary liability and reverses the amount of breakage originally assumed. The registered users’ loyalty payable is derecognized only if (1) the Group pays the user and is relieved of its obligation for the liability by paying the users, including delivery of cash or (2) the Group is legally released from the liability.

The actual cost to settle the estimated liability may differ from the estimated liability recorded. As of December 31, 2018 and 2019, users’ reward recorded in “Registered users’ loyalty payable” were RMB 256.7 million and RMB 134.1 million, respectively, and estimated users’ rewards recorded in “Accrued liabilities related to users’ loyalty programs” were RMB 44.1 million and RMB 89.2 million, respectively.

(w) Employee social security and welfare benefits

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

(x) Income taxes

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of operations and comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2017, 2018 and 2019. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

(y) Treasury Stock

The Group accounts for treasury stock using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury stock account in the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. In the event that treasury stock is reissued at an amount different from the cost the Company paid to repurchase the treasury stock, the Company will recognize the difference in additional paid-in capital by using the specified identification method.

Effective May 28, 2019, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$50 million of outstanding ADSs of the Company, every four of which represents one class A ordinary share, from time to time over the next 12 months. Up to December 31, 2019, 4,665,700 outstanding ADSs (1,166,425 ordinary shares) were repurchased and held in treasury stock with a total consideration of  RMB142.2 million. As of December 31, 2019, no repurchased shares have been retired or reissued.

(z) Share-based compensation

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

Restricted shares

In January 2018, the founders entered into Share Restriction Deeds with the Company such that a total of 15,937,500 ordinary shares of the Company held by the founders became restricted and will be vested in periods from 24 months to 34 months. Prior to the end of the vesting periods, all the remaining restricted shares shall vest immediately and no longer constitute restricted shares upon a Deemed Liquidation Event or IPO of the Company. In the event that the founder voluntarily and unilaterally terminates his employment/service contract with any applicable Group entities or his employment or service relationship is terminated by any applicable Group entities for cause as stated in the Deed, the related founder shall sell to the Company, and the Company shall repurchase from the founder, all of the restricted shares (not vested shares) at a price of US$0.0001 per share. For accounting purposes, this transaction has been reflected retrospectively similar to a reverse stock split, with a grant of the 15,937,500 restricted shares to be recognized in January 2018 at their then fair value and recognized as compensation expense over the vesting periods. Upon completion of the Company’s IPO in September 2018, the restrictions were released. See Note 16 (b).

(aa) Government grants

Government grants are recognized as other income/ (expenses) when received. For the years ended December 31, 2017, 2018 and 2019, the Group received financial subsidies of nil, nil and RMB9.5 million from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

(ab) Statutory reserves

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

(ac) Related parties

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

(ad) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2017, 2018 and 2019, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ae) Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. Ordinary shares issuable for little or no cash consideration are also included as outstanding shares once all of their conditions have been met as they are considered contingently issuable shares. Using the two class method, net loss is allocated between ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options, using the treasury stock method. Except for voting rights, the Class A and Class B ordinary shares have all the same rights and therefore the loss per share for both classes of shares are identical.

(af) Comprehensive loss

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

(ag) Segment reporting

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

(ah) Revision to previously issued financial statements

The financial statements for the years ended December 31, 2017 and 2018 have been revised to correct for an immaterial error related to the calculations of basic loss per share due to a failure to include the contingently issuable shares related to options exercisable for a minimal exercise price (RMB 0.0007) in the denominator of basic loss per share once there were no further vesting conditions or contingencies associated with them. The impact of the error was not material to the previously issued financial statements taken as a whole and the impact of these revisions on the previously issued consolidated financial statements are reflected in the following table:

	Year ended December 31, 2017
	As Previously Reported	Adjustments	As Revised
Numerator:
Net loss attributable to Qutoutiao Inc.'s ordinary shareholders	(100,772,472)	—	(100,772,472)
Denominator:
Denominator for basic and diluted loss per share Weighted- average ordinary shares outstanding
Basic and diluted	24,062,500	1,479,531	25,542,031
Basic and diluted loss per share	(4.19)	0.24	(3.95)
Denominator for basic and diluted loss per ADS Weighted- average ADS outstanding
Basic and diluted	96,250,000	5,918,124	102,168,124
Basic and diluted loss per ADS	(1.05)	0.06	(0.99)

	Year ended December 31, 2018
	As Previously Reported	Adjustments	As Revised
Numerator:
Net loss attributable to Qutoutiao Inc.'s ordinary shareholders	(2,028,941,350)	—	(2,028,941,350)
Denominator:
Denominator for basic and diluted loss per share Weighted- average ordinary shares outstanding
Basic and diluted	35,000,472	3,506,712	38,507,184
Basic and diluted loss per share	(57.97)	5.28	(52.69)
Denominator for basic and diluted loss per ADS Weighted- average ADS outstanding
Basic and diluted	140,001,888	14,026,848	154,028,736
Basic and diluted loss per ADS	(14.49)	1.32	(13.17)

The following potential ordinary shares were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended December 31, 2017
	As Previously Reported	Adjustments	As Revised
Preferred shares — weighted average	1,425,137	—	1,425,137
Share options — weighted average	8,496,225	(1,479,531)	7,016,694
Restricted shares — weighted average	—	—	—

	Year ended December 31, 2018
	As Previously Reported	Adjustments	As Revised
Preferred shares — weighted average	10,134,756	—	10,134,756
Share options — weighted average	9,857,447	(3,506,712)	6,350,735
Restricted shares — weighted average	6,976,785	—	6,976,785

(ai) Recent adopted accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to classify leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification determines whether lease expense is recognized over the lease term based on an effective interest method for financing leases or on a straight-line basis for operating leases. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. For public entities, the guidance was effective for annual reporting periods beginning after December 15, 2018 and for interim periods within those fiscal years.

ASU 2016-02 initially required adoption using a modified retrospective approach, under which all years presented in the financial statements would be prepared under the revised guidance. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842), which added an optional transition method under which financial statements may be prepared under the revised guidance for the year of adoption, but not for prior years. Under the latter method, entities will recognize a cumulative catch-up adjustment to the opening balance of retained earnings in the period of adoption.

The Company adopted ASC 842 using the modified retrospective transition approach, to be applied to leases existing as of, or entered into after, January 1, 2019. Prior period results continue to be presented under ASC 840 based on the accounting standards originally in effect for such periods. This standard provides a number of optional practical expedients in transition, which has been detailed in accounting policy (o) above.

In connection with the adoption of ASC 842, on January 1, 2019, the Company recorded an impact of RMB 50.4 million on its assets and RMB 47.1 million on its liabilities for the recognition of operating lease right-of-use-assets and operating lease liabilities, respectively, which are primarily related to the lease of the Company’s office spaces. The adoption of ASC 842 did not have a material impact on the Company’s results of operations or cash flows.

In January 2017, the FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test. Step two of the goodwill impairment test measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with its carrying amount. The Company adopted the new standard effective January 1, 2019 on a prospective basis, and the adoption did not have an impact on the Company’s consolidated financial statements and the related disclosures.

In February 2018, the Financial Accounting Standard Board (“FASB”) issued ASU 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220) — Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to allow entities to reclassify the income tax effects of tax reform legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”) on items within accumulated other comprehensive income to retained earnings. ASU 2018-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. The Company adopted ASU 2018-02 on January 1, 2019 and the adoption did not have an impact on the Company’s consolidated financial statements and the related disclosures.

(aj) Recent issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses” (“ASU 2016-13”), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, modify the impairment model for available-for-sale debt securities and provide for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

The FASB further issued Accounting Standards Update No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” or ASU 2018-19, Accounting Standards Update No. 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” or ASU 2019-04, Accounting Standards Update No. 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief,” or ASU 2019-05, Accounting Standards Update No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates,” or ASU 2019-10 and Accounting Standards Update No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” or ASU 2019-11. The amendments in these ASUs provide clarifications to ASU 2016-13.

The Company will adopt the new standard effective January 1, 2020, and the adoption is not expected to not have a material impact on the Company’s consolidated financial statements and the related disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This standard eliminates, adds and modifies certain disclosure requirements for fair value measurements in ASC 820, Fair Value Measurement, as part of its disclosure framework project. ASU 2018-13 is effective for the Company beginning January 1, 2020. The amendments in ASU 2018-13 that relate to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments in ASU 2018-13 should be applied retrospectively to all periods presented upon their effective date. The adoption of this standard is not expected to have a material impact on the Company’s disclosures.

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for the Company beginning on January 1, 2021. Early adoption of the amendments is permitted. The Company is currently evaluating the impact of ASU 2019-12 on its consolidated financial statements.

3.	Significant equity transactions and acquisitions

(a) Initial public offering

In September 2018, the Company completed its initial public offering on the NASDAQ Global Market of 13,800,000 American Depositary Shares (“ADS”) (including 1,800,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option) (every four ADS represents one Class A ordinary share, for a total ordinary shares offering of 3,450,000 shares), at a price of US$7.00 per ADS for a total offering size of approximately US$96.6 million. The net proceeds raised from the IPO amounted to approximately RMB 590.9 million (US$85.9 million) after deducting underwriting discounts and commissions and other offering expenses.

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

(b) Follow-on public offering

On April 5, 2019, the Company completed a follow-on public offering of 3,327,868 ADSs (equivalent to 831,967 ordinary shares) by the Company and 6,672,132 ADSs (equivalent to 1,668,033 ordinary shares) by several shareholders (the “Selling Shareholders”), at a public offering price of US$10.00 per ADS. The net proceeds to the company raised from the follow-on public offering amounted to approximately RMB 212.1 million (approximately US$ 31.9 million) after deducting issuance costs.

(c) Issuance of ordinary shares to The Paper

On September 23, 2019, Qutoutiao Inc. obtained the relevant PRC government approval and completed a share purchase agreement with The Paper. The Company issued 1,480,123 Class A ordinary shares for an aggregate cash consideration of US$20,408,467 (RMB 144.4 million), amounting to a cash consideration of US$13.79 per share (US$3.45 per ADS).

As part of the share issuance, The Paper will also carry out the performance of certain strategic cooperation agreements for an annual fee charge to Jifen VIE, for five years. The difference of US$1,201,625 (RMB8.4 million) between the fair value of the shares issued to The Paper (i.e. the share price on issuance day) and the cash consideration paid is also considered an incremental cooperation service fee and will be amortized to expense over a service period of five years.

In addition, Jifen VIE issued equity interests representing 1% of its enlarged share capital to The Paper at a nominal price (Note 2(b)).

(d) Business acquisition

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

(a) PRC regulations

(1) VIEs

Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas.

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

However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the MOFCOM or the MIIT, or other authorities that regulate Internet content providers and other participants in the telecommunications industry, would agree that the Company’s corporate structure or the contractual arrangements with the consolidated VIEs comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If the Company’s corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, the Company may lose control of their consolidated VIEs and have to modify such structure to comply with regulatory requirements. Furthermore, if the Company and its consolidated VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses;
•	levying fines on the Company;
•	confiscating any of the Company’s income that they deem to be obtained through illegal operations;
•	shutting down the services;
•	discontinuing or restricting the operations in China;
•	imposing conditions or requirements with which the Company may not be able to comply;
•	requiring the Company to change corporate structure and contractual arrangements;
•	restricting or prohibiting the use of the proceeds from overseas offering to finance the consolidated VIE’s business and operations; and
•	taking other regulatory or enforcement actions that could be harmful to the business.

If the imposition of any of these penalties precludes the Company from operating its business, it would no longer be in a position to generate revenue or cash from it. If the imposition of any of these penalties causes the Company to lose its rights to direct the activities of its consolidated VIEs or its rights to receive its economic benefits, the Company would no longer be able to consolidate these entities, and its financial statements would no longer reflect the results of operations from the business conducted by VIEs except to the extent that the Company receives payments from VIEs under the contractual arrangements. Either of these results, or any other significant penalties that might be imposed on the Company in this event, would have a material adverse effect on its financial condition and results of operations. Nevertheless, the laws and regulations that imposed restrictions on foreign ownership in advertising companies, including the Administrative Provisions on Foreign-Invested Advertising Enterprises were abolished in June 2015. To the extent any current or future business of VIEs can be directly operated by the Company’s wholly owned subsidiaries under PRC law, the Company expect to transfer such business to the Company’s wholly owned subsidiaries. When permissible by the PRC laws and regulations, the Company expects that Quyun WFOE and Zhicao WFOE will replace VIEs and its subsidiary as contracting party for their business that are operated by VIEs and its subsidiary.

On March 15, 2019, the National People’s Congress of the PRC adopted the Foreign Investment Law, which came into force on January 1, 2020. The Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) the foreign investor, by itself or together with other investors establishes a foreign invested enterprises in China; (ii) the foreign investor acquires shares, equities, asset tranches, or similar rights and interests of enterprises in China; (iii) the foreign investor, by itself or together with other investors, invests and establishes new projects in China; (iv) the foreign investor invests through other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The Foreign Investment Law keeps silent on how to define and regulate the VIEs, while adding a catch-all clause that “other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council” can fall into the concept of “foreign investment,” which leaves uncertainty as to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment.” Pursuant to the Foreign Investment Law, PRC governmental authorities will regulate foreign investment by applying the principle of pre-entry national treatment together with a “negative list,” which will be promulgated by or promulgated with approval by the State Council. Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in such negative list; and, after satisfying certain additional requirements and conditions as set forth in the “negative list,” are allowed to make investments in the industries which are listed as “restricted” in such negative list. For any foreign investor that fails to comply with the negative list, the competent authorities are entitled to ban its investment activities, require such investor to take measures to correct its non-compliance and impose other penalties.

It is uncertain whether any of the businesses that the Company currently operate or plan to operate in the future through the consolidated VIEs would be on the “negative list” as updated by the governmental authority from time to time and therefore be subject to any foreign investment restrictions or prohibitions. If any of the businesses that the Copmany operates were in the “restricted” category on the to-be-issued “negative list,” such determination would materially and adversely affect the value of the ADSs. The Company also faces uncertainties as to whether the to-be-issued “negative list” would mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure and whether such clearance can be timely obtained, or at all. If they are not able to obtain any approval when required, the VIE structure may be regarded as invalid and illegal under the promulgated Foreign Investment Law, which may materially and adversely affect business, results of operations and financial condition, for instance, the Company may not be able to (i) continue business in China through their contractual arrangements with their consolidated affiliated entities, (ii) exert effective control over their consolidated affiliated entities, or (iii) consolidate the financial results of, and receive economic benefits from their consolidated affiliated entities under existing contractual arrangements.

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

VIEs’ assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include leasehold improvements, computers and network equipment and purchased intangible assets which are recognized in the Company’s consolidated balance sheet. The unrecognized revenue-producing assets mainly consist of patents, trademarks and assembled workforce which are not recorded in the financial statements of VIEs as they did not meet the recognition criteria set in ASC 350-30-25.

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

Accounts receivable are typically unsecured and are derived from revenue earned through third party advertising platforms and customers as well as related parties. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

(i) Concentration of revenues

For the years ended December 31, 2017, Customer B contributed 44% of total net revenue of the Group.

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

For the years ended December 31, 2017, 2018 and 2019, no single customer accounted for more than 10% of total net revenues of the Group, respectively.

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

The following table summarized customers with greater than 10% of the accounts receivables, including accounts receivable from related parties:

	As of
	December 31, 2018	December 31, 2019
Customer A — advertising platform	14%	*
Customer B — advertising platform	*	*
Customer C — advertising platform	29%	16%
Customer D — advertising platform	14%	*
Customer E — advertising platform	10%	11%
Customer F — advertising and marketing customer (related party)	—	28%

*	Less than 10%

(iii) Credit risk

The Group’s credit risk arises from cash, restricted cash and cash equivalents, short-term investments, accounts receivables and amounts due from related parties, and prepayments and other current assets. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

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

Accounts receivable are typically unsecured and are derived from revenue earned through third party advertising platforms and customers as well as from related parties. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

5.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2018 and 2019:

	RMB			RMB equivalent (US$)			RMB equivalent (HKD/SGD/IDR)			Total in RMB
	Overseas	China		Overseas	China		Overseas	China
		Non VIE	VIE		Non VIE	VIE		Non VIE	VIE
December 31, 2018	—	39,016,535	19,464,246	2,125,034,745	2,269,863	—	502,857	—	—	2,186,288,246
December 31, 2019	—	59,438,015	7,806,771	223,534,731	56,358,066	969	678,541	—	—	347,817,093

6.	Accounts receivable, net

	As of
	December 31, 2018	December 31, 2019
Accounts receivable, gross	203,984,074	526,822,932
Less: allowance for doubtful accounts	—	—
Accounts receivable, net	203,984,074	526,822,932

7.	Prepayments and other assets

The other assets consist of the following:

	As of
	December 31, 2018	December 31, 2019
Prepayment and other current assets
Deposit to third-party payment service providers(1)	24,888,833	62,240,852
Value-added tax receivable	20,640,519	48,451,205
Prepayment for the use of contents(3)	7,166,442	34,361,525
Receivable for share option exercises(7)	—	22,212,500
Contract assets (6)	—	18,867,925
Lease deposits-current portion	1,017,056	4,647,787
Loans and advance to employees(5)	5,389,935	8,723,553
Deposit to third-party advertising platforms(4)	5,000,000	16,821,962
Interest receivable	2,958,984	4,272,559
Prepayments of business insurance	2,996,381	3,607,569
Cooperation service fee-current portion (Note 3c)	—	1,676,555
Prepayments of advertisement fee(2)	17,669,507	1,456,410
Prepayments of IT service fee	705,580	1,110,150
Prepayment of office lease	5,609,752	93,783
Deferred cost for incentive payment to customer (Note 14 – Series C1 Investor A)	22,842,164	—
Others	3,480,353	6,184,051
	120,365,506	234,728,386
Non-current
Long-term lease deposits	7,424,707	7,944,497
Long-term prepayments of advertisement fee(2)	—	6,615,789
Long-term cooperation service fee (Note 3c)	—	6,251,505
Long-term prepaid server fee	2,087,264	—
Prepayment for purchase of property and equipment	1,160,170	—
	10,672,141	20,811,791

(1)

Deposit to third party payment service providers represent cash prepaid to the Group’s third party on-line payment service providers, which will be used to settle the Group’s obligation for outstanding user loyalty payable or content procurement fee to professional third party media companies and freelancers. As of December 31, 2018 and 2019, no allowance for doubtful accounts was provided for the prepayment.

(2)

Prepayments of advertisement fee represent prepayments made to service providers for future services to promote the Company’s mobile applications through online and media advertising. Such service providers charge expenses based on activities during the month, and once confirmed by the Company, the expenses will be deducted from the prepayments already made by the Company. Prepayments of advertising fee is recorded when prepayments are made to service providers and are expensed as services are provided.

(3)

Prepayment for the use of contents represents the payment to the content providers for the use of the content on the Company’s mobile applications for a period from 6 to 12 months. In June 2019, the Company also entered into an arrangement with a literature content provider based in China for the use of their content library on the Company’s mobile applications. Access to the literature content library includes rights to existing content as well as all content that is still to be released and will be continuously updated throughout the contract term. As the nature of the arrangement includes continuous content updates which the Company will receive over time, the related fees are recorded and expensed evenly over the contract period.

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

(5)	Loans to employees mainly represents loans to the employees to meet their personal needs for a period within one year.
(6)

In June 2019, the Company entered into one-year non-monetary contracts with a third party television content provider. In exchange for the content provider’s selected contents that the Company can use and place on the Company’s platform to attract the users, the Company will provide advertising and marketing services on its platform to the television content provider. The contracts were both executed at a fair value of RMB40.0 million, and the Company recorded a contract asset and a corresponding contract liability at the inception of the transaction. As the Company obtained full access to the contents upon inception, the contract asset is expensed evenly over the contract period, while the contract liability is recognized as revenue when the Company actually provides the advertising and marketing services. For the year ended December 31, 2019, the contract liability was fully recognized as revenue as the Company has completed its advertising services, and the amortization of the contract asset of RMB21.1 million was recorded in sales and marketing expenses.

(7)

Receivables for share option exercises represent incoming proceeds to be received by the Company on behalf of employees, executives and directors for the sale of the shares as a result of the exercise of share options by these personnel. The gross proceeds will be remitted to the Company by a designated financial institution, which the Company is then obligated to transfer to the relevant personnel once the proceeds are received by the Company.

8.	Property and equipment, net

Property and equipment consist of the following:

	As of
	December 31, 2018	December 31, 2019
Cost:
Office equipment	10,883,248	26,203,041
Leasehold improvements	7,705,824	12,575,518
Total cost	18,589,072	38,778,559
Less: Accumulated depreciation	(4,659,530)	(14,663,185)
Property and equipment, net	13,929,542	24,115,374

Depreciation expense recognized for the years ended December 31, 2017, 2018 and 2019 are summarized as follows:

	Year ended December 31,
	2017	2018	2019
Cost of revenues	95,948	156,725	3,182,644
Research and development expenses	21,850	3,238,987	5,075,929
Sales and marketing expenses	92,642	417,934	959,610
General and administrative expenses	119,798	477,638	785,472
Total	330,238	4,291,284	10,003,655

9.	Intangible assets, net

Intangible assets consist of the following:

	As of
	December 31, 2018	December 31, 2019
Cost:
Acquired right to operate an online audio/video content platform including deferred tax liabilities impact	96,129,761	96,129,761
Computer software	—	4,971,310
Total cost	96,129,761	101,101,071
Less: Accumulated amortization	(1,602,163)	(12,157,392)
Intangible assets, net	94,527,598	88,943,679

The right to operate an online audio/video content platform was acquired on November 1, 2018 through an acquisition of 100% equity interests of a company for a total cash considerations of RMB 72.1 million and is owned by a consolidated VIE of the Group upon the completion of the transaction. The acquisition was accounted for as an asset acquisition rather than a business combination as what the company acquired did not meet the criteria of a business and substantially all of the fair value of the gross assets acquired was concentrated in a single asset, which met the screen test criteria to be an asset acquisition for the adopted ASU 2017-01. A deferred tax liability of RMB 24.0 million arising from the difference between the accounting basis and tax basis of the identifiable intangible asset is recognized and will be realized over 10 years which is in line with the acquired right’s amortization period. The recognition of the deferred tax liability related to the intangible asset in turn increases the book basis of the asset. The acquired right to operate an online audio/video content platform with amount of RMB 96.1 million is amortized over 10 years on a straight-line basis.

Amortization expense recognized for the year ended December 31, 2019 is summarized as follows:

Year ended December 31, 2019
Cost of revenues	9,612,976
General and administrative expenses	942,253
Total	10,555,229

The Company will record estimated amortization expenses of RMB11.2 million, RMB11.1 million, RMB10.4 million, RMB9.6 million and RMB9.6 million for the years ending December 31, 2020, 2021, 2022, 2023 and 2024, respectively.

10.Leases

The Company leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all of these leases are three years or less. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Company’s leases qualify as operating leases. With the adoption of the new leasing standard, the Company has recorded a right-of-use asset and corresponding lease liability, by calculating the present value of future lease payments, discounted at 5.7%, the Company’s incremental borrowing rate, over the expected term. Short-term leases (lease terms less than 12 months) expenses are recognized as incurred. Currently, the Company does not have any variable lease costs.

(a)	The components of lease expenses were as follows:

Year ended December 31, 2019
Lease cost:
Amortization of right-of-use assets	39,693,063
Interest of lease liabilities	3,820,727
Expenses for short-term leases within 12 months	423,271
Total lease cost	43,937,061

(b)	Supplemental cash flow information related to leases was as follows:

Year ended December 31, 2019
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease payments	45,584,621
Right-of-use assets obtained in exchange for lease obligations:	55,834,552

(c)	Supplemental balance sheet information related to leases was as follows:

Year ended December 31, 2019
Operating leases
Operating lease right-of-use assets	69,241,754
Operating lease liabilities, current	(38,210,188)
Operating lease liabilities, non-current	(26,651,446)
Total operating lease liabilities	(64,861,634)

As of December 31, 2019
Weighted-average remaining lease term
Operating leases	2.2 years
Weighted-average discount rate
Operating leases	5.7%

(d)	Maturities of lease liabilities were as follows:

As of December 31, 2019
2020	40,699,889
2021	22,240,997
2022	5,242,715
2023 and thereafter	—
Total undiscounted lease payments	68,183,601
Less: imputed interest	(3,321,967)
Total lease liabilities	64,861,634

(e)	Future minimum lease payments for the Company’s operating leases were as follows:

As of December 31, 2018
2019	35,453,783
2020	21,057,299
2021	3,180,192
2022 and thereafter	—
59,691,274

11.	Tax payable

	As of
	December 31, 2018	December 31, 2019
Value added tax	98,020,846	91,894,179
Corporate income tax	—	7,246,119
Individual income tax withholding	1,721,939	17,821,617
Urban maintenance and construction tax	1,256,633	697,134
Stamp duty	287,303	497,445
Total	101,286,721	118,156,494

The Group’s revenues are subject to value-added tax at a rate of approximately 6%.

12.	Accrued liabilities and other liabilities

	As of
Accrued liabilities and other current liabilities	December 31, 2018	December 31, 2019
Accrued advertising and marketing expense	288,782,409	624,684,280
Tax surcharges and other fees(1)	76,151,018	134,003,155
Payables to employees related to net proceeds from share options exercised	—	18,439,722
Accrued professional service fees	6,074,086	4,695,155
Refund from depositary bank (2)	2,597,700	2,640,471
Accrued employee welfare expense	4,709,056	1,547,431
Accrued Series B convertible redeemable preferred shares issuance cost of a subsidiary	—	435,000
Accrued Series A convertible redeemable preferred shares issuance cost of a subsidiary	126,146	—
Others	690,144	2,050,228
	379,130,559	788,495,442
Non-current
Non-refundable incentive payment from depositary bank (2)	9,686,219	7,212,463
Total	388,816,778	795,707,905

(1)

This balance is primarily related to a cultural development fee on the provision of advertising services in the PRC that the Group is subject to. The applicable tax rate was 3% of the net advertising revenues up until June 30, 2019, and was updated to 1.5% effective July 1, 2019.

(2)

The Company received non-refundable incentive payment of USD 1.8 million (RMB 12.5 million) from depositary bank in September 2018. The amount will be recorded ratably as other income over a 5 year arrangement period. For the year ended December 31, 2019, the Company recorded RMB 2.6 million as a reduction in general and administrative expenses.

13.	Convertible Loan

On March 28, 2019, the Company entered into a convertible loan agreement with Alibaba Investment Limited (“Alibaba”), pursuant to which Alibaba advanced approximately US$171.1 million in aggregate principal amount, which will mature on April 4, 2022 (the “Convertible Loan”). The Convertible Loan will bear interest at a rate of 3.00% per annum, which will be waived in case of conversion or payable at maturity. The Convertible Loan will be unsecured and unsubordinated and mature in three years after the drawdown, unless previously repaid or converted in accordance with their terms prior to such date.

The Convertible Loan may be converted at Alibaba’s option on or after (i) the date falling 240 calendar days after the date of the agreement, which was extended to 422 calendar days pursuant to a supplemental agreement entered into with Alibaba in October 2019 and further extended to 605 calendar days pursuant to a supplemental agreement entered into in March 2020 or (ii)  upon the occurrence of an event of default (as defined in the indenture agreement) at a conversion price of US$60.00 per ordinary share, equivalent to US$15.00 per ADS, subject to adjustment under the terms of the indenture agreement. Management assessed that the likelihood of an event of default is remote. There was also no additional consideration that was exchanged in return for the two conversion date extensions.

The Company assessed the Convertible Loan under ASC 815 and concluded that:

•

Since the conversion option is considered indexed to the Company’s own stock, bifurcation of conversion option from the Convertible Loan is not required as the scope exception prescribed in ASC 815-10-15-74 is met;

•	There was no BCF attribute to the Convertible Loan as the set conversion price for the Convertible Loan was greater than the fair value of the ordinary share price at date of issuance;

Considering the above, the Company has accounted for the Convertible Loan in accordance with ASC 470 as a single instrument as a long-term liability; the value of the Convertible Loan was measured by the cash received of US$ 171.1 million. The debt issuance cost was recorded as a reduction to the Convertible Loan and is amortized as interest expense using the effective interest method, over the term of the Convertible Loan. As of December 31, 2019, the carrying value of the Company’s Convertible Loan, including accrued interest of RMB 26.9 million, was RMB 1,218.9 million.

14.	Convertible redeemable preferred shares

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

The Company determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods  In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurred, as described above, the Company would have re-evaluated whether or not a beneficial conversion feature should be recognized.

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

Warrant

Before the issuance of Series B2 Shares, one of investors entered into a Loan and Guarantee agreement with the Company on February 12, 2018, pursuant to which the investor lent US$5,000,000 to the VIE while the Company issued a warrant to the investor to the right to purchase 211,724 Series B2 Shares at an exercise price of US$23.62 per share. On March 21, 2018, the investor exercised the warrant and subscribed to 211,724 Series B2 Preferred Shares. The US$5,000,000 loan has been settled and converted to the investor’s 211,724 entitled shares upon the exercise of the warrant. Given that the outstanding period of the loan and warrant was within a month, the value of the conversion feature in the loan and the warrant was determined to be immaterial.

(1) Accounting of Preferred Shares

The Company classified the Preferred Shares in the mezzanine section of the consolidated balance sheets because they were convertible at the holders’ option any time after the date of issuance of such shares and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control, including the Company’s failure to complete a Qualified IPO within five years following the date of Series B1 Closing. A Qualified IPO is defined as a firm commitment underwritten public offering of the Ordinary Shares of the Company (or depositary receipts or depositary shares therefor) in the United States pursuant to an effective registration statement under the United States Securities Act of 1933, as amended or in another jurisdiction which results in the Ordinary Shares trading publicly on a recognized international securities exchange approved by the majority Preferred Shareholders, with (i) if such public offering takes place within 5 years of the Series B1 Closing, minimum pre-money valuation of US$5,000,000,000 and minimum gross proceeds to the Company of US$500,000,000, or (ii) if such public offering takes place within the year 2018, minimum post-money valuation of US$3,000,000,000 and minimum gross proceeds to the Company of US$300,000,000. The Preferred Shares are recorded initially at fair value, net of issuance costs.

For the years ended December 31, 2018 and 2019, the issuance costs incurred were RMB33.1 million and nil.

The Qualified Public Offering deadline is five years following the Closing of Series B1. As such, the failure to complete a Qualified Public Offering by March 4, 2023 would be considered the earliest redemption date for all Preferred Shares.

Based on the Company’s valuation results, the Series B1 Shares were issued on March 4, 2018 at US$19.37 per share with an 18% discount compared with the fair value at US$22.46 per share of the Series B1 Shares on the issuance date. On March 8, 2018, the Series B2 Shares were issued at US$23.62 per share at fair value. Although the Company entered into the cooperation agreement with the B1 investor which would expire in 2021, management concluded the terms were not advantageous in terms of prices or payment terms, and the services covered were not exclusive or unique for the Company, that service fees in the agreement were determined based on market value and that the Company could have obtained similar services with similar prices from other service suppliers. As a result, the cooperation agreement with the investors for the Series B1 Shares were accounted for separately from the issuance of the Series B1 Shares. The Company also determined that the conversion price was higher than the estimated fair value of the ordinary shares on the issuance date and as such that there was no beneficial conversion feature embedded in the issuance of the Series B1 Shares. Accordingly the Company did not separately account for the discount on the issuance price of Series B1 Shares.

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

(2) Accounting of the discount offered to Series C1 Investor A

As mentioned above, the per share cash consideration of US$34.47 received from Series C1 Investor A was lower than the appraised fair value of US$36.78 per share. The discount between the fair value and cash consideration was offered since to Series C1 Investor A has entered into a cooperation agreement with the Company and is going to be a future customer of the Company. Therefore, the discount of US$3.35 million (RMB 22.8 million) has been accounted for as upfront incentive payment to customer. The upfront incentive payment is recorded as a reduction in revenue during the service period in which the Company will provide advertising service to Series C1 Investor A. As of December 31, 2018, the carrying value of incentive payment had not changed, as the Company did not begin providing advertising service to that investor until March of 2019. As of December 31, 2019, the carrying value of the incentive payment was reduced to nil as the Company has provided the full amount of advertising services to the investor during the year.

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

(4) Agreement for issuance of Series C2 Shares

On August 27, 2018, the Company entered into a share subscription agreement with a subsidiary of Shanghai Dongfang Newspaper Co., Ltd., commonly known as “The Paper”, a leading online news service provider in China. The Paper is a subsidiary of Shanghai United Media Group, which is a wholly state-owned enterprise.

Pursuant to the share subscription agreement, the Company agreed to issue 1,480,123 Series C2 convertible redeemable preferred shares (or ordinary shares once the Company completes its initial public offering) (“Series C2 Shares”) to The Paper and enter into certain business and strategic cooperation between The Paper and the Group. In particular, the completion of the Series C2 share subscription was subject to regulatory approvals from relevant PRC government authorities. Since the share subscription agreement did not represent a firm commitment to issue shares until the regulatory approval is obtained, the Company did not recognize the issuance of ordinary shares until September 2019. In September 2019, the aforementioned share subscription was approved by the relevant PRC government authorities and as the Company was listed in September 2018, the Class A shares were issued. Refer to Note 3 – Significant equity transactions and acquisitions.

The Company’s convertible redeemable preferred shares activities for the years ended December 31, 2018 and 2019 are summarized below:

	Series A Shares		Series A1 Shares		Series B1 Shares		Series B2 Shares		Series B3 Shares		Series C1 Shares
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of January 1, 2018	4,945,055	210,478,110	1,373,626	63,416,581	—	—	—	—	—	—	—	—
Issuance of convertible redeemable preferred shares, net of issuance costs.	—	—	—	—	5,420,144	651,736,522	3,895,728	569,316,830	1,751,539	282,249,969	1,595,572	400,521,762
Repurchase of convertible redeemable preferred shares	—	—	—	—	—	—	—	—	—	—	(1,160,416)	(291,005,729)
Foreign exchange impacts	—	10,300,700	—	3,134,288	—	52,030,049	—	47,260,953	—	22,452,981	—	287,512
Accretion on convertible redeemable preferred shares to redemption value	—	15,718,213	—	4,840,875	—	37,001,459	—	31,800,587	—	12,312,158	—	133,451
Conversion to ordinary shares upon IPO	(4,945,055)	(236,497,023)	(1,373,626)	(71,391,744)	(5,420,144)	(740,768,030)	(3,895,728)	(648,378,370)	(1,751,539)	(317,015,108)	(435,156)	(109,936,996)
Balances as of December 31, 2018 and 2019	—	—	—	—	—	—	—	—	—	—	—	—

15.	Ordinary Share

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

In February 2018, the Company established a trust to hold 10,000,000 of the Company’s issued shares. These ordinary shares were contributed by the founder and held in trust for the benefit of the employees who are under the 2017 Plan to be issued based on the discretion of the board of directors of the Company. The ordinary shares issued to the trust are accounted for as treasury shares of the Company and presented as such for all periods presented. As of December 31, 2019, 2,031,500 granted shares have been exercised and were issued from treasury shares. The trust does not hold any other assets or liabilities as at December 31, 2018 and 2019, nor earn any income nor incur any expenses for the years ended December 31, 2018 and 2019.

From January to March 2018, shareholders of the Company sold certain ordinary shares to third party investors at about US$ 23.62 per share. Except for the sale of ordinary share to existing shareholders which resulted in share-based compensation of RMB 1.4 million, the sale of ordinary shares is a transaction amongst shareholders and did not impact the Group’s consolidated financial statements.

In September 2018, the Company completed its initial public offering on the NASDAQ Global Market of 13,800,000 American Depositary Shares (“ADS”) (including 1,800,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option) (every four ADS represents one Class A ordinary share, for a total ordinary shares offering of 3,450,000 shares), at a price of US$7.00 per ADS for a total offering size of approximately US$96.6 million. The net proceeds raised from the IPO amounted to approximately RMB 590.9 million (US$85.9 million) after deducting underwriting discounts and commissions and other offering expenses.

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

16.	Share-based compensation

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

Share-based compensation expense related to the option awards granted to the employees amounted to approximately RMB3.4 million and RMB77.3 million and RMB272.0 million for the years ended December 31, 2017, 2018 and 2019.

Share-based awards related to the option awards granted to the employees of companies under common control of the founder were measured at fair value at the grant dates and amounts of RMB4.4 million, RMB6.8 million and nil  million was recognized as dividends distributed to the founder in 2017, in 2018 and in 2019, respectively. In 2018 and 2019 some employees of companies under common control of the founder resigned and joined the Group as employees. The related unvested options granted were not modified in connection with the change in status, but future service is still necessary to earn the award over the remaining periods. Accordingly, the share-based compensation expense related to the unvested options were measured as if the related unvested options were newly granted at the date of the change and recognized over the remaining vesting periods. On the date of transfer, total share-based compensation expense measured at fair value amounted to RMB73.2 million and RMB7.5 million for the years ended December 31, 2018 and 2019, respectively. These expenses are recognized over the remaining vesting periods.

The following table summarizes the share option activity for the years ended December 31, 2017, 2018 and 2019 and all option amounts and exercise prices have been adjusted for the 2017 restructure:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
		RMB	In Years	RMB’000	RMB
Outstanding at January 1, 2017	8,123,509	0.0007	9.5	42,321	0.35
Granted	1,876,491	0.0007			19.19
Outstanding at December 31, 2017	10,000,000	0.0007	8.7	525,086	3.89
Granted	2,893,020	0.0007			130.51
Exercised	(500,000)	0.0007
Forfeited	(217,437)	0.0007
Outstanding at December 31, 2018	12,175,583	0.0007	8.1	1,939,500	33.95
Granted	3,538,204	0.0007			270.11
Exercised	(2,197,104)	0.0007
Forfeited	(2,170,302)	0.0007
Outstanding at December 31, 2019	11,346,381	0.0007	7.7	1,079,661	96.29
Vested and expected to vest at December 31, 2019	9,949,890	0.0007	7.6	946,779	89.35
Exercisable at December 31, 2019	6,246,735	0.0007	7.1	594,406	46.72

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of RMB52.51, RMB159.29 and RMB95.20(US$13.70) at December 31, 2017, 2018 and 2019.

The total fair value of share options vested during the years ended December 31, 2017, 2018 and 2019 was RMB0.7 million, RMB17.0 million and RMB326.5 million respectively. The total intrinsic value of options exercised during the years ended December 31, 2017, 2018 and 2019 were nil, nil and RMB428.3 million, respectively.

As of December 31, 2019, there was RMB801.5 million of unrecognized share-based compensation expense related to share options granted, which were expected to be recognized over a weighted-average vesting period of 0.5 to 4.0 years, respectively. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted during the years ended December 31, 2017, 2018 and 2019.

	Options Granted in the year ended December 31, 2017	Options Granted in the year ended December 31, 2018	Options Granted in the year ended December 31, 2019
Expected volatility	51.61%~52.41%	50.71%~51.25%	49.92%-50.65%
Risk-free interest rate	3.28%~3.62%	2.83%~3.15%	1.80%-2.52%
Exercise multiple	2.8	2.8	2.8
Expected dividend yield	0%	0%	0%
Contractual term	10	10	10
Expected forfeiture rate (post-vesting)	0%	0~20%	0-20%
Fair value of the common share on the date of option grant (RMB)	8.44~23.98	122.52~153.23	94.96-310.64

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

17.	Employee benefits

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to RMB 7.4 million, RMB 58.1 million and RMB 144.7 million for the years ended December 31, 2017, 2018 and 2019, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

18.Income Taxes

(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong Profits Tax

One of the Company’s subsidiaries incorporated in Hong Kong is subject to Hong Kong profit tax at the rate of 8.25% for profit of up to HK$2.0 million and 16.5% for the remainder of taxable income Dividends income received from subsidiaries in China are not subject to Hong Kong profits tax.

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

Jifen obtained in 2016 its HNTE certificate with a valid period of three years. Therefore, Jifen is eligible to enjoy a preferential tax rate of 15% from 2016 to 2018 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. The HNTE certificate was renewed in 2019 and is valid for another three years (from 2019 to 2021). Jifen also obtained a software company certificate in 2017. Pursuant to such certificate, Jifen qualifies for a tax holiday during which it is entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation and a 50% reduction of enterprise income tax for the following three years. However Jifen has not yet enjoyed the above-mentioned preferential tax treatments due to its loss position and as such there is no impact of these tax holidays on earnings or earnings per share.

Reconciliation of the differences between statutory audit rate and the effective tax rate

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year ended December 31,
	2017	2018	2019
	%	%	%
PRC Statutory income tax rates	25.0%	25.0%	25.0%
Change in valuation allowance	(25.6%)	(15.3%)	(23.2%)
Permanent book — tax difference	1.6%	(9.9%)	(2.0%)
Difference in EIT rates of certain subsidiaries	(1.0%)	0.2%	0.0%
Total	0.0%	0.0%	(0.2%)

Loss from domestic and foreign components before income tax expense (benefit)

The loss before income tax expenses (benefit) for domestic and foreign components’ are as follows:

	Year ended
	December 31, 2017	December 31, 2018	December 31, 2019
Domestic	87,465,046	998,299,456	2,404,676,422
Foreign	7,294,643	947,947,297	279,748,549
Total	94,759,689	1,946,246,753	2,684,424,971

Composition of income tax expense (benefit)

The current and deferred portions of income tax expense (benefit) included in the consolidated statements of comprehensive loss are as follows:

	Year ended
	December 31, 2017	December 31, 2018	December 31, 2019
Current income tax expense	—	—	7,246,119
Deferred income tax benefit	—	(400,541)	(2,403,243)
Income tax expense (benefit)	—	(400,541)	4,842,876

Deferred tax assets and liabilities

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of
	December 31, 2018	December 31, 2019
Deductible temporary difference to accruals and others	158,576,042	442,696,181
Tax losses carried forward	167,760,191	542,743,772
Less: Valuation allowance	(326,336,233)	(985,439,953)
Total of deferred tax assets	—	—
Taxable temporary difference related to acquired right to operate an online audio/video content platform	23,631,899	21,228,656
Total of deferred tax liabilities	23,631,899	21,228,656

Deferred tax liability of RMB 21.2 million represents the difference between the accounting basis and tax basis of the acquired right to operate an online audio/video content platform (Note 9) and will be realized over 10 years which is in line with the acquired right’s amortization period.

As of December 31, 2017, 2018 and 2019, the PRC entities of the Group had tax loss carryforwards of approximately RMB 92.2 million, RMB 675.5 million and RMB 2,372.1 million respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will start to expire in 2021 for the amount of RMB 367,528 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2021 and 2025. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

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

As of December 31, 2018 and 2019, valuation allowances of RMB 326.3 million and RMB 985.4 million were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance is as follows:

	Year ended
	December 31, 2017	December 31, 2018	December 31, 2019
Beginning balance	3,496,764	27,776,443	326,336,233
Current year dditions	24,279,679	298,559,790	665,361,186
Current year reversals	—	—	(6,257,466)
Ending balance	27,776,443	326,336,233	985,439,953

19.	Other Operating Income

The Chinese tax bureau implemented a new tax rule which states that for the period between April 1, 2019 to December 31, 2021, companies from selected service industries (i.e. postal services, telecommunication services, modern services and lifestyle services) qualify for, an additional 10 percent super deduction of input VAT in addition to the existing, deductible input VAT. For the year ended December 31, 2019, the Company obtained the relevant certificate and recorded a benefit from the super deduction of RMB 30.3 million in other operating income.

20.	Redeemable non-controlling interests and non-controlling interests

(a) Redeemable non-controlling interests

In November 2018, Fun literature, one of the Company’s wholly owned subsidiaries, entered into preferred share purchase agreements with certain third party investors to issue 3,763,440 shares of series A redeemable convertible preferred shares (Fun Series A Preferred Shares) at the price of US$3.72 per share for an aggregate issuance price of US$14.0 million (RMB 97.1 million). The Fun Series A Preferred Shares on an as-if-converted basis represented approximately 7% of the aggregate issued and outstanding share capital of Fun literature on the closing date, with the Company holding the remaining 93%.

In March 2019, Fun Literature entered into an additional preferred share agreement with a new third party investor to issue 1,097,212 series A redeemable preferred shares at the price of US$3.72 per share for an aggregate issuance price of US$4.0 million (RMB27.5 million). After the issuance, the Fun Series A Preferred Shares on an as-if-converted basis represented approximately 9% of the aggregate issued and outstanding share capital of Fun literature on the closing date, with the Company holding the remaining 91%.

Pursuant to the preferred share agreement, the Fun Series A preferred shareholders have the right to convert all or any portion of their preferred shareholdings into ordinary shares of Fun literature at the initial conversion ratio of 1:1 at any time after the date of issuance of the preferred shares, and the conversion ratio is subject to adjustment for dilution, including but not limited to stock splits, stock dividends and recapitalization. In addition, the Fun Series A Preferred Shares will automatically convert into the Fun Literature’s ordinary shares upon the occurrence of a qualified initial public offering (as defined in the share purchase agreement), at the then effective and applicable conversion price.

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

Redemption rights

The Fun preferred shareholders have the right to require Fun literature to purchase all the shares from the Fun preferred shareholders within five years after the closing of the issuance by the holders in the event that (i) a qualified initial public offering has not occurred, or (ii) any material breach of representations and warranties, covenants or obligations made or borne by the Company that cause material adverse effect on any Fun preferred shareholders, or (iii) any the Company engages in willful or fraudulent misconducts that cause material adverse effect on any Fun preferred shareholders. The redemption need to be done within 60 days from the date on which the Fun preferred shareholders raise their written request. The redemption price equals initial investment plus 10% annual compound interests.

Voting rights

The Fun preferred shareholders have the number of votes as equal to the number of shares they hold.

In September 2019, Fun Literature issued 8,794,903 shares of Series B redeemable convertible preferred shares (“Fun Series B Preferred Shares”) each to CMC Capital and the Company for US$5.69 per share for cash consideration of US$50,000,000 from each of them.

In addition to the same preferential rights specified for the Fun Series A preferred shareholders as described above, the Fun Series B preferred shareholders are entitled to (1) a conversion price adjustment down if certain operating metrics are not met around mid 2020 (2) put option to Fun Literature’s parent company (“the Company”) to purchase at the initial investment plus any declared or accrued but unpaid dividends in the event that a certain business milestone is not met by June 30, 2020, and (3) put option whereas both the Fun Series A and B preferred shareholders have the right to require Fun Literature’s parent company to purchase all the shares from them upon (i) an unsuccessful IPO within 5 years starting from the Fun Series B Preferred Shares issuance date or (ii) any material adverse effect caused by Fun Literature Limited or the Company (The preferred shares put option redemption price equals the initial investment plus 4% annual simple interest rate for both Fun Series A and B Preferred Shares).

Upon the Fun Series B Preferred Shares issuance, the earliest redemption date for the Fun Series A Preferred Shares has been extended to five years from the closing of the Fun Series B Preferred Shares issuance. The Company assessed the impact of the amendment and concluded that the amendment represented a modification rather than an extinguishment of the preferred shares. The difference of the fair value for the Fun Series A Preferred Shares before and after the modification is not material.

Accounting for redeemable non-controlling interests

Since the Fun Series A and B Preferred Shares are redeemable at a determinable price on a determinable date, at the option of the holder, or upon occurrence of an event that is not solely within the control of Fun Literature, the Fun Series A and B Preferred Shares are accounted for as redeemable non-controlling interests in the Group’s consolidated balance sheets.

Subsequently, the redeemable non-controlling interests should be carried at the higher of (1) the carrying amount after the attribution of net income of the Company (2) the expected redemption value. The Company accretes for the difference between the initial carrying value and the ultimate redemption price using the effective interest rate method (10% annual compound interests) from the issuance dates to the earliest possible redemption date, which is five years from the Fun Series B Preferred Shares issuance.

For the other preferential rights described above including the conversion price adjustment and the Fun Series A and B preferred shareholders’ put options to the Company, the Company concluded that these embedded features do not need to be bifurcated from their host contract as they are either clearly and closely related to the equity host or they do not meet the definition of a derivative.

The Company’s redeemable non-controlling interests activities for the years ended in December 31, 2018 and 2019 are summarized as follows:

	Year ended
	December 31, 2018	December 31, 2019
Beginning balance	—	96,936,855
Issuance of Fun Preferred Shares	97,019,860	380,259,607
Foreign exchange impact	(1,061,206)	(1,899,929)
Accretion to redemption value of redeemable non-controlling interests	978,201	20,548,032
Ending balance	96,936,855	495,844,565

(b) Non-controlling interests

Non-controlling interests mainly represent the Group’s overseas subsidiary’s cumulative results of operations and changes in deficit attributable to non-controlling shareholders. The subsidiary was set up by the group and the non-controlling shareholders in May 2018 with nominal capital injection and the Group and non-controlling shareholders own 73.34% and 26.66% equity interests in that subsidiary, respectively.

21.	Related Party transactions

For the years ended December 31, 2017, 2018 and 2019, the transactions and balance amount due to/from related parties was as follows:

Transaction amount with related parties

	Year ended
	December 31, 2017	December 31, 2018	December 31, 2019
Services provided by the Group
Agent and platform service provided to a related party(2)	—	29,597,143	—
Advertising and marketing service provided to related parties(3)	—	17,447,475	473,215,790

	Year ended
	December 31, 2017	December 31, 2018	December 31, 2019
Services received by the Group
Received from a related party(1)	5,000,000	—	—
Service fee charged from a related party(4)	16,788,160	—	—
Advertisement costs charged from a related party(5)		—	35,605,180
Gaming cost sharing charged from a related party(6)		—	6,806,424
Advertising Service fee charged from related parties(7)	—	15,815,201	3,284,223
ICloud server and other service fee charged from a related party(8)	—	13,875,839	—

In July 2019, the Company invested RMB3.0 million in a company which the founder's controlled entity has significant influence in. The investment is measured using the measurement alternative recorded at cost less any impairment since it does  not have a readily determinable fair value.

Balance amount with related parties

	As of
	December 31, 2018	December 31, 2019
Amount due from related parties(3)	—	278,155,878
Amount due to related parties(5)& (6)	—	3,436,586

(1)

Amount received from a related party represented cash prepaid to a related party for a cooperation of a potential business project. However, as the project was canceled, the money was refunded to the Company in 2017.

(2)

The Group provided agent and platform service between the advertising customers and a company in which the founder of the Company was a member of key management by facilitating the advertising customers to display their advertisements. The founder was no longer a member of  management of that company as of September 30, 2018.

(3)

For the year ended December 31, 2018, the service fee charged to related parties consisted of: the advertising and marketing service of RMB 4.5 million provided to a company in which the founder of the Company was a member of key management (the founder was no longer a member of management of that company as of September 30, 2018), and the advertising service of RMB 12.9 million provided to Series B1 shareholder through September 2018 (After the IPO in September 2018, the Series B1 shareholder has no right to nominate the board member of the Company and has only 1.5% voting power of the Company and no ability to exercise significant influence. As a result, the Series B1 shareholder was no longer a related party of the Company after September 2018).

For the year ended December 31, 2019, the service fee of RMB473.2 million charged to related parties represents advertising and marketing services provided to companies under the common control of the founder, to help promote these companies’ online applications, which were developed in late 2018.

(4)

The service fee charged from related parties represented the costs charged from a company under common control of the founder which provided the Group with financial accounting, office space sharing and other IT and administrative support services.

(5)

For the year ended December 31, 2019, the Group entered into a CPM (cost per impression) arrangement with a media platform under the common control of the founder for the Group’s customer’s advertisement placement. The total service fee charged from the related party amounted to RMB 35.6 million for the year ended December 31, 2019.

(6)

For the year ended December 31, 2019, the Group entered into a game cooperation agreement with a game developing company which the founder’s controlled entity has significant influence over. The Company is the principal in the arrangement. The total service fee of RMB6.8 million represents the amount paid to the game developing company in relation to the arrangement.

(7)

For the year ended December 31, 2018, the Group entered into a cooperation agreement with Series B1 shareholder to promote the Company’s mobile application, and the cooperation agreement requires the Company to prepay a total service fee of RMB 31.5 million which will be recognized as expense over 3 years. For the year ended December 31, 2018, total service fee recognized as expense amounted to RMB 15.8 million. After the IPO in September 2018, the Series B1 shareholder has no right to nominate the board member of the Company and has only 1.5% voting power of the Company and no ability to exercise significant influence. As a result, the Series B1 shareholder was no longer a related party of the Company after September 2018. For the year ended December 31, 2019, the service fee charged from related parties represented the expense charged from a company under common control of the founder which provided the Group advertising and marketing services.

(8)

The service fee mainly represented cloud server and short message service fees charged from Series B1 shareholder through September 2018. After the IPO in September 2018, the Series B1 shareholder has no right to nominate the board member of the Company and has only 1.5% voting power of the Company and no ability to exercise significant influence. As a result, the Series B1 shareholder was no longer a related party of the Company after September 2018.

22.	Basic and diluted net loss per share

(a) Basic and diluted net loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2017, 2018 and 2019 as follows:

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019
Numerator:
Net loss attributable to Qutoutiao Inc.	(94,759,689)	(1,942,571,687)	(2,688,680,705)
Accretion on Series A convertible redeemable preferred shares redemption value	(5,213,802)	(15,718,213)	—
Accretion on Series A1 convertible redeemable preferred shares redemption value	(798,981)	(4,840,875)	—
Accretion on Series B1 convertible redeemable preferred shares redemption value	—	(37,001,459)	—
Accretion on Series B2 convertible redeemable preferred shares redemption value	—	(31,800,587)	—
Accretion on Series B3 convertible redeemable preferred shares redemption value	—	(12,312,158)	—
Accretion on Series C1 convertible redeemable preferred shares redemption value	—	(133,451)	—
Deemed dividend to preferred shareholders (Note 14)	—	(1,916,871)	—
Accretion on redemption value of Series A convertible redeemable preferred shares of a subsidiary (Note 20)	—	(978,201)	(12,171,842)
Accretion on redemption value of Series B convertible redeemable preferred shares of a subsidiary (Note 20)		—	(8,376,190)
Gains on repurchase of convertible redeemable preferred shares (Note 14)	—	18,332,152	—
Net loss attributable to ordinary shareholders-Basic and diluted	(100,772,472)	(2,028,941,350)	(2,709,228,737)
Denominator:
Denominator for basic and diluted loss per share Weighted- average ordinary shares outstanding
Basic and diluted (Note)	25,542,031	38,507,184	68,749,981
Basic and diluted loss per share	(3.95)	(52.69)	(39.41)
Denominator for basic and diluted loss per ADS Weighted-average ADS outstanding
Basic and diluted (Note)	102,168,124	154,028,736	274,999,924
Basic and diluted loss per ADS	(0.99)	(13.17)	(9.85)

Note:

(1)

As disclosed in Note 16 for restricted shares, a total of 15,937,500 ordinary shares subject to certain vesting restrictions are excluded from the issued and outstanding shares as of December 31, 2017 and are likewise excluded from the weighted average outstanding ordinary shares for basic loss per share calculation.

(2)

Options exercisable for a minimal exercise price are included in the denominator of basic loss per share calculation once there are no further vesting conditions or contingencies associated with them, as they are considered contingently issuable shares. Accordingly, the weighted average number of shares of 1,479,531 (5,918,125 ADSs), 3,506,712 ( 14,026,848 ADSs), and 5,329,287 ( 21,317,146 ADSs) related to these options, for which the exercise price is RMB0.0007 per share, are included in the denominator for the computation of basic EPS for the years ended December 31, 2017, 2018 and 2019, respectively.

For the years ended December 31, 2017, 2018 and 2019, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect as a result of the Group’s net loss. The effects of all other outstanding share options and restricted shares granted to the founders have also been excluded from the computation of diluted loss per share for the years ended December 31, 2017, 2018 and 2019 due to their anti-dilutive effect.

The following potential ordinary shares were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended
	December 31, 2017	December 31, 2018	December 31, 2019
Preferred shares — weighted average	1,425,137	10,134,756	—
Share options — weighted average	7,016,694	6,350,735	4,119,918
Restricted shares — weighted average	—	6,976,785	—

23.	Commitments and contingencies

(a) Content fee

The Group has entered into non-cancelable agreements for the use of contents owned by certain content providers. As of December 31, 2019, future minimum payments with respect to these agreements consist of the following:

	RMB	US$ (Note 2(e))
Years Ending December 31,
2020	162,994,545	23,412,701
2021	66,730,220	9,585,196
2022	—	—

(b) Capital and other commitments

As of December 31, 2019, future minimum payments under non-cancellable capital expenditure of the following:

	RMB	US$ (Note 2(e))
Years Ending December 31,
2020	53,808,767	7,729,146
2021	448,000	64,351

(c) Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. In relation to such matters, the Company currently believes that there are no existing claims or proceedings that are likely to have a material adverse effect on  its financial position, results of operations or cash flows, within the next twelve months, or the outcome of these matters is currently not determinable. There are many uncertainties associated with any litigation, and these actions or other third-party claims against the Company may cause the Company to incur costly litigation and/or substantial settlement charges. If any of those events were to occur, the Company's business, financial condition, results of operations, and cash flows could be adversely affected. The actual liability in any such matters may be materially different from the Company's estimates, which could result in the need to adjust the liability and record additional expenses.

Shanghai Jifen was named as the defendant in a lawsuit filed in the People’s Court of Jiading District in Shanghai in December  2019 on contractual dispute regarding certain advertising placement agreement between Shanghai Jifen and the plaintiff, Shanghai Wenji Culture Communications Co., Ltd. At the request of the plaintiff, the court issued a preliminary order to freeze the assets of Shanghai Jifen. Accordingly, RMB18.5 million (US$2.6 million) of cash was frozen and recorded as restricted cash as of December 31, 2019.

The plaintiff withdrew the original lawsuit and filed it again in the Shanghai No.2 Intermediate People’s Court on January 20, 2020, and sought a total payment of RMB103.2 million (US$14.9 million). As a result of this withdrawal, the RMB18.5 million restricted cash has been unfrozen as of the date of this annual report. However, at the request of the plaintiff, Shanghai No. 2 Intermediate People’s Court adopted preservation measures to freeze certain amount of Shanghai Jifen’s deposit and the equity interest held by Shanghai Jifen in several of its subsidiaries.

The Company has recorded the related marketing expenses under the agreement in our financial statements for fiscal year 2019, and believe we have meritorious defenses to the plaintiff’s claim. No loss contingency was accrued as of December 31, 2019, since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated. The Company is also involved in another immaterial litigation matter which resulted in an additional RMB9.4 million (US$1.4 million) of cash being frozen and recorded as restricted cash as of December 31, 2019. No loss contingency was accrued as of December 31, 2019, since it is not probable that a liability has been incurred related to that litigation matter and the top end of the range of loss is not material.

24.	Restricted net assets

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

Since the Group has a consolidated shareholders’ deficit, its net asset base for purposes of calculating the proportionate share of restricted net assets of consolidated subsidiaries should be zero. Therefore, the restrictions placed on the net assets of the Company’s PRC subsidiaries with positive equity would result in the 25 percent threshold being exceeded and a corresponding requirement to provide parent company financial information (See Additional Information: Condensed Financial Statements of Parent Company).

25.	Subsequent events
(a)

Recently, an outbreak of a novel strain of coronavirus was reported in Wuhan, China and has since spread throughout China and to other countries. The outbreak of the coronavirus, if persists or intensifies, could materially and adversely affect the Company's business, results of operations and financial condition. The Company's operations have been, and may continue to be, impacted by measures taken by national and regional Chinese government to contain coronavirus, including extension of lunar new year holiday, travel restrictions, closures and quarantines. The Company's business operations could be disrupted if any of the employees is suspected of being infected with coronavirus, since it could require the employees to be quarantined and/or the Company's offices to be shut down for disinfection. The Company may be short on workforce if a large number of the employees are diagnosed with coronavirus or are required to be self-isolated. The Company's business could also be impacted if any of the advertising customers or suppliers is affected by the coronavirus, which may result in suspension of the services, reduction in the Company's advertising and marketing revenues, or slower collection of accounts receivable and additional allowances for doubtful accounts.

In addition, the coronavirus could adversely affect national and regional economy in China as well as global economy and financial markets, which could cause economic downturn or financial crisis. The Company's business, results of operations and financial condition could be adversely affected to the extent that the coronavirus harms the Chinese and global economy in general.

The Company has been closely monitoring the extent to which the coronavirus impacts the Company's business, results of operations and financial condition. The Company currently expect a growth in our revenues in the first quarter of 2020 on a year-over-year basis, and the outbreak has not had a material impact on the first quarter 2020 financial results. The outbreak has slowed down and may continue to affect the Company’s growth speed.

(b)

In January 2020, one of the Company's wholly owned subsidiaries subscribed to 1,500 non-redeemable Class C participating shares of a segregated portfolio in an investment fund at US$10,000 per share totalling US$15.0 million. The fund's segregated portfolio for this class pursues multiple strategies to diversify risks, reduce volatility and look for capital appreciation for investments into a range of financial products, instruments and securities. The investment cannot be redeemed for two years after subscription and the directors of the fund can extend the non-redemption period for another year following the two years. As the segregated portfolio calculates net asset value per share with the measurement principles of Topic 946, the Company accounts the investment at fair value on each reporting date by estimating the fair value of the investment in the segregated portfolio using the net asset value per share of the investments as a practical expedient per ASC 820-10-35-59 and reflects the changes in fair value in the consolidated statements of comprehensive income/loss.

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

As of December 31, 2019, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

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

Condensed Financial Information of the Parent Company

BALANCE SHEETS

	December 31,	December 31,
	2018	2019
	RMB	RMB	US$(Note2(e))
ASSETS
Current assets:
Cash and cash equivalents	2,023,415,810	148,279,138	21,298,965
Short-term investments	—	498,100,680	71,547,686
Prepayments and other current assets	29,631,942	8,030,839	1,153,558
Total current assets	2,053,047,752	654,410,657	94,000,209
Other non-current assets	—	6,251,505	897,974
Total non-current assets	—	6,251,505	897,974
Total assets	2,053,047,752	660,662,162	94,898,183
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	5,558,005	2,640,434	379,275
Non-current liabilities:
Convertible loan	—	1,218,905,676	175,084,845
Other non-current liabilities	9,686,219	7,212,463	1,036,005
Payables to subsidiaries and VIEs	523,296,223	133,385,543	19,159,635
Total non-current liabilities	532,982,442	1,359,503,682	195,280,485
Total liabilities	538,540,447	1,362,144,116	195,659,760
Shareholders’ equity (deficit):
Class A ordinary shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2018 and 2019; 37,022,806 shares and 40,812,245 issued as of December 31, 2018 and 2019, 27,522,806 shares and 32,176,825 shares outstanding as of December 31, 2018 and 2019)	16,292	20,260	2,910
Class B ordinary shares (US$0.0001 par value; 34,248,442 shares authorized as of December 31, 2018 and 2019; 34,248,442 shares and 32,937,193 shares issued and outstanding as of December 31, 2018 and 2019)	25,255	24,391	3,504
Additional paid-in capital	3,684,130,058	4,321,100,861	620,687,302
Treasury stock (US$0.0001 par value; 9,500,000 and 8,635,420 shares as of December 31, 2018 and December 31, 2019, respectively)	—	(142,228,779)	(20,429,886)
Accumulated other comprehensive loss	(16,428,875)	(17,934,525)	(2,576,132)
Accumulated deficit	(2,153,235,425)	(4,862,464,162)	(698,449,275)
Total shareholders’ equity (deficit)	1,514,507,305	(701,481,954)	(100,761,577)
Total liabilities and shareholders’ equity	2,053,047,752	660,662,162	94,898,183

STATEMENTS OF COMPREHENSIVE LOSS

	2017	2018	2019
	RMB	RMB	RMB	US$(Note 2 (e))
Operating expenses:
General and administrative	(3,933,590)	(959,590,151)	(287,026,788)	(41,228,818)
Total operating expenses	(3,933,590)	(959,590,151)	(287,026,788)	(41,228,818)
Loss from operations	(3,933,590)	(959,590,151)	(287,026,788)	(41,228,818)
Investment income	36,082	3,098,150	—	—
Interest income	471	23,805,861	44,271,057	6,359,139
Interest expense	—	—	(26,878,316)	(3,860,829)
Loss from subsidiaries and VIEs	(47,242,850)	(1,010,863,748)	(2,439,594,690)	(350,425,851)
Loss before provision for income taxes	(51,139,887)	(1,943,549,888)	(2,709,228,737)	(389,156,359)
Provision for income taxes	—	—	—	—
Net loss	(51,139,887)	(1,943,549,888)	(2,709,228,737)	(389,156,359)
Preferred share redemption value accretion	(6,012,783)	(101,806,743)	—	—
Gains on repurchase of convertible redeemable preferred Shares	—	18,332,152	—	—
Deemed dividend to preferred shareholders	—	(1,916,871)	—	—
Net loss attributable to ordinary shareholders	(575,152,670)	(2,028,941,350)	(2,709,228,737)	(389,156,359)
Net loss	(51,139,887)	(1,943,549,888)	(2,709,228,737)	(389,156,359)
Foreign currency translation adjustment, net of nil tax	24,651	(16,453,526)	(1,505,650)	(216,273)
Comprehensive loss	(51,115,236)	(1,960,003,414)	(2,710,734,387)	(389,372,632)

STATEMENTS OF CASH FLOWS

	2018	2019
	RMB	RMB	US$(Note 2 (e))
Cash flows provided by/(used in) operating activities	23,710,900	39,182,532	5,628,219
Cash flows used in investing activities	(591,572,091)	(3,327,606,050)	(477,980,702)
Cash flows provided by financing activities	2,206,005,176	1,397,381,828	200,721,340
Effect of exchange rate changes on cash	118,146,408	15,905,018	2,284,613
Net increase in cash and cash equivalents	1,756,290,393	(1,875,136,672)	(269,346,530)
Cash and cash equivalents, beginning of year	267,125,417	2,023,415,810	290,645,495
Cash and cash equivalents, end of year	2,023,415,810	148,279,138	21,298,965

Note: In the Company’s statements of comprehensive loss, accretion to redemption value of Series A and B convertible redeemable preferred shares of a subsidiary amounted to RMB978,201 and RMB20.5 million was treated as the subsidiary’s cost and accordingly was included in the loss of subsidiaries and VIEs in the Company’s statements of comprehensive loss for the years ended December 31, 2018 and 2019, respectively.