Form 20-F
period 2020-12-31
Qutoutiao Inc.
filed 2021-03-26
CIK 1733298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Building No. 8, Shanghai Pudong Software Park
519 Yi De Road, Pudong New Area
Shanghai 200124
People’s Republic of China
(Address of principal executive offices)
Mr. Xiaolu Zhu, Chief Financial Officer
Telephone:
+86-21-5889-0398
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
.
42,812,245 Class A ordinary shares were outstanding as of December 31, 2020
32,937,193 Class B ordinary shares were outstanding as of December 31, 2020

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
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
This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB 6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.
Unless the context indicates otherwise, all share and per share data in this annual report have given effect to a share split in September 2017 in which each one of the previously issued ordinary shares was split into 10,000 ordinary shares.
This annual report on Form
20-F
includes our audited consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, and as of December 31, 2019 and December 31, 2020.
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
COVID-19
pandemic on our business, financial condition and results of operations;

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
The following selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheet as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2016 and 2017, and the selected consolidated balance sheets as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report.
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

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for percentages, share and per share data)
Condensed Consolidated Statement of Operations Data:
Revenues (1) :
Advertising and marketing revenues	57,880	512,883	2,814,258	5,415,321	5,046,835	773,461
Other revenue	74	4,170	207,888	154,760	238,360	36,530

Net revenues	57,954	517,053	3,022,146	5,570,081	5,285,195	809,992
Cost of revenues (2)	(7,178)	(76,481)	(503,613)	(1,640,632)	(1,674,416)	(256,616)
Gross profit	50,776	440,572	2,518,533	3,929,449	3,610,779	553,376
Operating expenses (2) :
Research and development expenses	(2,627)	(15,317)	(270,108)	(926,232)	(947,871)	(145,268)
Sales and marketing expenses	(54,633)	(494,724)	(3,250,038)	(5,489,708)	(3,381,561)	(518,247)
General and administrative expenses	(4,427)	(25,947)	(980,725)	(267,033)	(392,815)	(60,202)

Total operating expenses	(61,687)	(535,988)	(4,500,871)	(6,682,973)	(4,722,247)	(723,716)

Other operating income	—	—	725	30,292	79,298	12,153

Loss from operations (3)	(10,911)	(95,416)	(1,981,613)	(2,723,232)	(1,032,169)	(158,187)
Interest income	51	674	27,087	48,440	10,419	1,597
Interest expense	—	—	—	(26,878)	(38,143)	(5,846)
Foreign exchange related gains/(losses), net	—	—	4,134	1,869	(7,183)	(1,101)
Investment income/(loss)	—	—	4,215	6,327	(31,788)	(4,872)
Other income/(expenses), net	(2)	(17)	(69)	9,049	(7,309)	(1,120)

Loss before income taxes	(10,862)	(94,760)	(1,946,247)	(2,684,425)	(1,106,174)	(169,529)
Income tax benefit/(expense)	—	—	401	(4,843)	1,007	154

Net loss	(10,862)	(94,760)	(1,945,846)	(2,689,268)	(1,105,166)	(169,374)

Net loss attributable to non-controlling interests	—	—	3,275	587	728	112

Net loss attributable to Qutoutiao Inc.	(10,862)	(94,760)	(1,942,572)	(2,688,681)	(1,104,439)	(169,263)
Accretion to convertible redeemable preferred shares redemption value	—	(6,012)	(101,807)	—	—	—
Accretion to redemption value of convertible redeemable preferred shares of a subsidiary	—	—	(978)	(20,548)	(48,277)	(7,399)
Gains on repurchase of convertible redeemable preferred shares	—	—	18,332	—	—	—
Gains on repurchase of convertible redeemable preferred shares of a subsidiary	—	—	—	—	14,842	2,275
Deemed dividend to preferred shareholders	—	—	(1,917)	—	—	—

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(10,862)	(100,772)	(2,028,941)	(2,709,229)	(1,137,874)	(174,387)

Net loss	(10,862)	(94,760)	(1,945,846)	(2,689,268)	(1,105,166)	(169,374)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	—	25	(16,454)	(1,505)	102,254	15,671

Total comprehensive loss	(10,862)	(94,735)	(1,962,300)	(2,690,773)	(1,002,912)	(153,703)
Comprehensive loss attributable to non-controlling interests	—	—	3,275	587	728	112

Comprehensive loss attributable to Qutoutiao Inc.	(10,862)	(94,735)	(1,959,025)	(2,690,186)	(1,002,185)	(153,592)

Net loss per share attributable to Qutoutiao Inc.’s ordinary shareholders
— Basic and diluted	(0.45)	(3.95)	(52.69)	(39.41)	(15.69)	(2.40)
Weighted average number of ordinary shares used in per share calculation: (4)
— Basic and diluted	24,062,500	25,542,031	38,507,184	68,749,981	72,513,077	72,513,077

(1)	Revenues from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Advertising and marketing revenues	—	—	17,447	473,216	250,875	38,448
Other revenue	—	—	29,597	—	—	—

(2)	Cost of revenues and operating expenses from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	120	484	6,020	42,412	31,051	4,759
Research and development expenses	166	220	—	—	—	—
Sales and marketing expenses	74	950	23,671	3,284	4,192	642
General and administrative expenses	2,664	15,134	—	—	—	—

(3)
We recognized share-based compensation expenses of RMB951.6 million, RMB272.0 million and RMB463.2 million (US$71.0 million) in 2018, 2019 and 2020, respectively. Share-based compensation expenses in 2018 included RMB864.7 million that related to certain ordinary shares beneficially owned by certain of our co-founders
that became restricted pursuant to share restriction deeds entered into by them in January 2018 and fully vested upon completion of our initial public offering in September 2018.

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

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets:
Cash and cash equivalents	269	278,458	2,186,288	347,817	494,475	75,782
Restricted cash	—	—	—	27,872	100,316	15,374
Short-term investments	12,370	129,770	115,436	1,276,831	391,033	59,928
Total current assets	29,758	466,208	2,626,074	2,692,227	2,472,316	378,899
Total assets	29,896	476,581	2,752,472	2,940,197	2,915,858	446,875
Registered users’ loyalty payable	1,023	20,977	256,662	134,145	72,627	11,131
Accrued liabilities related to users’ loyalty programs	24,509	187,003	44,134	89,185	100,088	15,339
Total liabilities	41,087	311,246	1,144,302	3,149,696	3,107,695	476,275
Total mezzanine equity	—	273,895	96,937	495,845	1,093,526	167,590
Total Qutoutiao Inc. shareholders’ equity (deficit)	(11,191)	(108,560)	1,514,507	(701,482)	(1,280,775)	(196,287)
Non-controlling interests	—	—	(3,274)	(3,862)	(4,589)	(703)
Total shareholders’ equity (deficit)	(11,191)	(108,560)	1,511,233	(705,344)	(1,285,364)	(196,991)
Non-GAAP
Financial Measure
Non-GAAP
net loss attributable to Qutoutiao Inc. represents net loss attributable to Qutoutiao Inc. before share-based compensation expenses. We use such non-GAAP financial measure in evaluating our results of operation and for financial and operational decision-making purposes. We believe that such non-GAAP
financial measure helps identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net loss attributable to Qutoutiao Inc. In particular, share-based compensation expenses in 2018 included RMB864.7 million that related to certain ordinary shares beneficially owned by certain of our co-founders
that became restricted pursuant to share restriction deeds entered into by them in January 2018 and fully vested upon completion of our initial public offering in September 2018. We believe that such non-GAAP
financial measure also provides useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

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

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net loss attributable to Qutoutiao Inc.	(10,862)	(94,760)	(1,942,572)	(2,688,681)	(1,104,439)	(169,263)
Add: share-based compensation expenses:
Cost of revenues	1	942	5,711	6,190	12,905	1,978
Research and development	149	1,317	29,623	138,792	204,333	31,316
Sales and marketing	35	939	9,538	45,042	86,656	13,281
General and administrative	209	181	906,754	81,955	159,320	24,417

Non-GAAP net loss attributable to Qutoutiao Inc.	(10,468)	(91,381)	(990,945)	(2,416,702)	(641,225)	(98,271)

B.	Capitalization and Indebtedness
Not Applicable.

C.	Reasons for the Offer and Use of Proceeds
Not Applicable.

D.	Risk Factors
Summary of Risk Factors
An investment in our ADSs is subject to a number of risks, including risks relating to our industry and business, risks relating to our corporate structure, risks relating to doing business in China and risks relating to the ADSs. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this annual report for a more thorough description of these and other risks.
Risks Relating to Our Industry and Business

•	We have a limited operating history, which makes it difficult to evaluate our business.

•
If we fail to acquire new users or retain existing users, or if user engagement on our platform declines, our business, results of operations and financial condition may be materially and adversely affected.

•
We have incurred net losses and negative cash flows from operating activities in the past, and we may not achieve or sustain profitability. In addition, the maturity of the Convertible Loan on April 4, 2022 will have a significant impact on our liquidity.

•
Our inability to fully comply with Audio-visual Program Provisions may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

•	If we do not continue to increase the strength of our brand, we may not be able to maintain current or attract new users and customers for our products and services.

•
Any catastrophe, including natural catastrophes and outbreaks of health pandemics and other extraordinary events, could disrupt our business operation. For example, the
COVID-19
pandemic may have a material adverse effect on our business, results of operations and financial condition, as well as the trading price of the ADSs.

•	If we are unable to compete effectively in the industry we operate, our business, results of operations and financial condition may be materially and adversely affected.

•	We generate a substantial majority of our revenues from advertising and marketing. A decline in our advertising and marketing revenues could harm our business.

•
Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using our mobile applications and negatively impact our business.

•	Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China.
Risks Relating to Our Corporate Structure

•
We rely on contractual arrangements with our consolidated VIEs and their respective shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business.

•	The shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition.

•
If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•
Substantial uncertainties exist with respect to whether the controlling of PRC onshore variable interest entities by foreign investors via contractual arrangements will be recognized as “foreign investment” and how it may impact the viability of our current corporate structure and operations.

Risks Relating to Doing Business in China

•
Changes in the political and economic policies of the PRC government may materially and adversely affect our business, results of operations and financial condition and may result in our inability to sustain our growth and expansion strategies.

•	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

•
PRC regulations relating to investments in offshore companies by PRC residents may subject our
PRC-resident
beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

•
We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.

•
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

Risks Relating to the ADSs

•	The trading price of the ADSs may be volatile, which could result in substantial losses to you.

•
Because we do not expect to pay cash dividends in the foreseeable future, you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them.

•	Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

•	The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

•	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

•	We are an emerging growth company and may take advantage of certain reduced reporting requirements.
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
The growth of our user base and the level of user engagement are critical to our success. Our mobile applications had approximately 124.7 million combined average MAUs, approximately 32.3 million combined average DAUs and average daily time spent per DAU of approximately 50.3 minutes in the three months ended December 31, 2020. Our business has been and will continue to be significantly affected by our success in growing the number of active users and increasing their overall level of engagement on our platform. We anticipate that our user growth rate will slow down over time as the size of our user base increases. We could also see user base decrease during certain periods of time if we adjust or change our growth strategy. To the extent our user growth rate slows or our user base decreases, our success will become increasingly dependent on our ability to increase user engagement with our platform. We have implemented user account systems and loyalty programs to, among other things, help us cost-effectively acquire new users and develop an engaged and loyal user base. However, although such user account systems and loyalty programs have contributed significantly to the growth in our installed users and high user engagement in the past, there can be no assurance that such systems and programs will continue to function effectively. Additionally, our acquisition cost per user may increase as we implement new marketing initiatives, such as placing advertisements in app stores. Our user engagement efforts, including by increasing the number of content providers, expanding the breadth and quality of content, including video and user generated content, on our platform, diversifying into new content formats and strengthening our content recommendation capabilities, may also not achieve expected results. Users may no longer perceive content and other products and services on our platform to be entertaining and relevant, and we may not be able to attract users or increase their usage frequency of our platform. If we fail to execute any such new initiatives successfully or in a cost-effective manner, our business, results of operations and financial condition would be materially and adversely affected. If we are unable to grow our user base or the level of user engagement, or if the number of users or their level of engagement declines, this could result in our platform being less attractive to potential new users and thus advertising customers, which would have a material and adverse impact on our business, results of operations and financial condition.

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
We have incurred net losses and negative cash flows from operating activities in the past, and we may not achieve or sustain profitability. In addition, the maturity of the Convertible Loan on April 4, 2022 will have a significant impact on our liquidity.
We have grown rapidly over the past several years. Our net revenues have increased rapidly from RMB3,022.1 million in 2018 to RMB5,570.1 million in 2019, and slightly decreased to RMB5,285.2 million (US$810.0 million) in 2020 primarily due to our strategy to balance operational efficiency and sustainable growth. Our gross profit has increased significantly from RMB2,518.5 million in 2018 to RMB3,929.4 million in 2019, and slightly decreased to RMB3,610.8 million (US$553.4 million) in 2020.
However, you should not rely on our revenues and gross profit from any previous period as an indication of our future revenues or gross profit. Our revenues or gross profit might decline or the growth rate of our revenues or gross profit may slow down for a number of reasons, including declined demand for our products and services, increasing competition, emergence of alternative business models, changes in regulations and government policies, changes in general economic conditions,
COVID-19
as well as other risks described in this annual report.

We incurred net loss of RMB1,945.8 million, RMB2,689.3 million and RMB1,105.2 million (US$169.4 million) for the years ended December 31, 2018, 2019 and 2020, respectively. We had negative cash flow from operating activities of RMB434.8 million, RMB2,367.3 million and RMB863.8 million (US$132.4 million) for the years ended December 31, 2018, 2019 and 2020. Our ability to continue as a going concern is dependent on our ability to successfully execute our business plans, which include adjusting the pace of our operation expansion and controlling operating cost and expenses, mainly user acquisition and engagement costs, to reduce the cash used in operating cash flows. To implement the plans, we will continue to enhance user engagement and retention by offering higher quality and diversified contents while closely control the content costs with more selective content acquisition and better leverage of existing content varieties, and continue to optimize the user loyalty programs and the traffic acquisition strategy to efficiently control and reduce these user related costs. We will further preserve liquidity and manage cash flows by reducing discretionary expenditure including advertising expenses and general and administrative expenses.
We have concluded, after giving consideration to our plans as noted above, that we have alleviated the substantial doubt as to our ability to continue as a going concern and believe we have sufficient cash and other financial resources and liquidity to fund our operations for one year from the date of the filing of the consolidated financial statements, and that there is not substantial doubt about our ability to continue operations as a going concern for that one-year period.
Additionally, we have a convertible loan of US$171.1 million that will mature on April 4, 2022. Given the significance of the amount repayable upon maturity, the maturity of the convertible loan will have a significant impact on our liquidity. Our plans to mitigate the impact of the liquidity due to the maturity of the convertible loan include: 1) generating cash flows from operations or obtaining external financing to repay the loan, 2) negotiating with the creditor to renew the loan, and 3) negotiating with the creditor to adjust down the conversion price and converting the loan into the our ordinary shares, which could have a dilution impact to the existing shareholders. However, it is uncertain whether our plans will be successfully implemented.
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
Pursuant to the
Administrative Provisions on Internet Audio-visual Program Service
, or the Audio-visual Program Provisions, which was issued by the State Administration of Radio, Film and Television (the predecessor of GAPPRFT), or SARFT, and MIIT on December 20, 2007 and came into effect on January 31, 2008 and was amended on August 28, 2015, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual service providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual service providers that had already been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register
and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after the Audio-visual Program Provisions was issued. See “Item 4. Information on the Company — C. Regulations — Regulation on Online Transmission of Audio-visual Programs.”
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
The PRC government regulates the Internet industry extensively, including foreign ownership of, and the licensing requirements pertaining to, companies in the Internet industry. A number of regulatory agencies, including the Ministry of Culture, or the MOC, the Ministry of Industry and Information Technology, or MIIT, the Cyberspace Administration of China, or the CAC, the State Administration of Radio and Television, or the SART (previously known as GAPPRFT and SARFT), the State Council Information Office, or the SCIO, and other governmental authorities, jointly regulate all major aspects of the Internet industry. Operators are required to obtain various government approvals and licenses prior to providing the relevant Internet information services.

Our platform primarily focuses on light entertainment content. Nonetheless, certain content related to current affairs, finance, society and economy provided on our
Qutoutiao
mobile application may be deemed to be news content. According to the Provisions for the Administration of Internet News Information Services issued by the CAC on May 2, 2017 that became effective on June 1, 2017, an Internet news license shall be obtained for a provider of Internet news information services to the public in a variety of ways, including through the offering of platforms for the dissemination of Internet news.
Shanghai Jifen Culture Communications Co., Ltd., or Shanghai Jifen, one of our consolidated VIEs, obtained an Internet news license from the CAC in July 2019. However, if we fail to maintain such license, we may be ordered to cease disseminating news and impose a fine on us of not less than RMB10,000 but not more than RMB30,000. In the event we were ordered to cease disseminating news, our business, results of operations and financial condition could be materially and adversely affected.
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
We have from time to time received negative publicity, including negative Internet and blog postings about us, our services, operations and our management. For example, a short seller published a report on December 10, 2019 with certain negative opinions on us, such as, our related party transactions, our products, our financial conditions and our acquisition decision, which could have a negative impact on our reputation, despite the fact that the short seller’s claims were based on factual errors and misunderstanding of business and accounting rules, which we subsequently explained in a detailed public response. On January 18, 2020, the same short seller published another report on us, containing mostly the same negative opinions regarding us, and we have reported in detail the unfounded allegations in this report to the audit committee of our board of directors. On July 16, 2020, China Central Television, or CCTV, reported in its Annual Consumer Rights Show that certain advertisements placed by third-party advertising agents on
Qutoutiao
exaggerated the health benefits of certain food and diet products and promoted activities that may involve online-gambling, which led to negative media publicity on us.
Negative publicity could be the result of malicious intentions, direct or indirect anti-competitive behaviours, agendas of short sellers or advertisements placed on our platform. We may even be subject to government or regulatory investigation as a result of such third-party conduct or misconduct and may be required to spend significant time and incur substantial costs to defend ourselves against such third-party conduct or misconduct, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our brand and reputation may be materially and adversely affected as a result of any negative publicity, which in turn may cause us to lose market share, users, advertising customers and other third parties we conduct business with. As a result, our financial position or operating results may be adversely affected and the price of the ADSs may decline.
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
Any catastrophe, including natural catastrophes and outbreaks of health pandemics and other extraordinary events, could disrupt our business operation. For example, the
COVID-19
pandemic may have a material adverse effect on our business, results of operations and financial condition, as well as the trading price of the ADSs.
We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins,
war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our products or services. Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS,
COVID-19,
or other epidemics.
In particular, the
COVID-19
pandemic has negatively affected the global and Chinese economy as well as the advertising market in China since the beginning of 2020, and put constraint on the advertising budget of our advertising customers, which might negatively affect our business, results of operations and financial condition, as well as the trading price of the ADSs. Our operations have been, and may continue to be, impacted by measures taken by national and regional Chinese government to contain
COVID-19,
including travel restrictions, closures and quarantines. Our business operations could be disrupted if any of our employees is suspected of being infected with
COVID-19,
since it could require our employees to be quarantined and/or our offices to be shut down for disinfection. We may be short on workforce if a large number of our employees are diagnosed with
COVID-19
or are required to be self-isolated. Our business could also be impacted if any of our advertising customers or suppliers is affected by
COVID-19,
which may result in suspension of our services, reduction in our advertising and marketing revenues, delay in collection of account receivables and additional allowances for doubtful accounts.
In addition,
COVID-19
may continue to adversely affect national and regional economy in China as well as global economy and financial markets, which could cause economic downturn or financial crisis. Our business, results of operations and financial condition could be adversely affected to the extent that
COVID-19
harms the Chinese and global economy in general, and the trading price of the ADSs may decline significantly.
We have been closely monitoring the impact of
COVID-19
on macro economy and advertising market in general, as well as the impact on our business, results of operations and financial condition. The extent to which
COVID-19
may continue to impact our results is uncertain and difficult to predict and will depend on future developments, including the duration, severity and reach of the
COVID-19
pandemic, and actions taken to contain the outbreak or treat its impacts.

New content formats and other products and services and changes to existing content formats and products and services could fail to attract users or generate revenues.
Our ability to increase the size and engagement level of our user base, attract advertising customers and generate revenues will depend in part on our ability to create and offer successful new content formats and other products and services. Such new content formats and other products and services may involve new distribution capabilities or technologies with which we have little or no prior development or operating experience, such as literature, online games and live-streaming. We may also continuously refine our existing content formats and other products and services as part of our efforts to further enhance user engagement. However, if such efforts or our efforts in launching new content formats and other products and services fail to engage users, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business, results of operations and financial condition could be adversely affected.
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
We generated a substantial majority of our revenues from advertising and marketing services in 2018, 2019 and 2020.
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
In order to sustain our revenue growth, we must effectively monetize our user base and expand the monetization of our products and services in addition to advertising. We plan to leverage our user account systems and loyalty programs to induce users not only to spend the cash credits in their accounts from using our platform but also to supplement their spending on our platform with additional funds. These measures include introducing paid content such as literature, online games, short videos, as well as live-streaming products. There can be no assurance that we can successfully capture such monetization opportunities. For example, users may prefer to purchase merchandise from “pure play”
e-commerce
platforms, which tend to offer wider selections and may provide better services due to their deeper industry experience. In addition, we have primarily offered free content to users, and our paid content may not gain significant user acceptance. If we were unable to successfully execute our monetization strategies, our business, results of operations and financial condition would be materially and adversely affected.
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
Our success depends on our ability to generate sufficient user traffic through the intelligent delivery of personalized light entertainment content, which in turn depends on the content contributed by our content providers. We believe that access to light entertainment-oriented and easily digestible content is one of the main reasons users visit
Qutoutiao
. We encourage our content providers to actively contribute quality content that will resonate with our users by implementing a system in which fees paid to them are related to the amount of views associated with content they contribute. We also seek to foster a broader and more engaged user base by encouraging social interactions and production of user generated content. If our content providers do not continue to contribute content, including user generated content, to our mobile applications due to their dissatisfaction with our fee arrangements with them, their entry into exclusive arrangements with other platforms or any other reasons, or the attractiveness of their content declines, and we are unable to provide users with entertaining and relevant content, our user base and user engagement may decline. If we were required to share a higher proportion of advertising and marketing revenues with content providers in order to enhance the quality of content delivered by us or increase the amount of content provided to us, our profitability could be materially and adversely affected. If we experience a decline in the number of users or the level of user engagement, advertising customers may not view our platform as attractive for their advertising expenditures and may reduce their spending with us, which would harm our business, results of operations and financial condition.

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
Providing products and services to users may be costly and we expect our expenses to continue to increase in the future as we broaden our user base and increase user engagement, and develop and implement new content formats, features, products and services that require more infrastructure, such as literature, online games and live-streaming. Historically, changes in our costs and expenses have affected our results of operations and financial condition. We expect to continue to invest in our infrastructure to enable us to provide our products and services rapidly and reliably to users. Continued growth could also strain our ability to maintain reliable service levels for our users, content providers and advertising customers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, results of operations and financial condition could be harmed.
Advertisements on our mobile applications may subject us to penalties and other administrative actions.
Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our mobile applications to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. On April 24, 2015, the Standing Committee of the National People’s Congress, or the SCNPC, issued the
Advertisement Law
, which was amended and took effect on October 26, 2018, to further strengthen the supervision and management of advertisement services. On July 4, 2016, SAIC issued the
Interim Measures for the Administration of Internet Advertising,
or the New Interim Measures
,
to further regulate Internet advertising activities. Pursuant to these laws and regulations, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisement, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. Also, according to the New Interim Measures, no advertisement of such special products or services which are subject to examination by an advertising examination authority shall be published unless it has passed such examination. In addition, an Internet advertisement shall be identifiable and clearly identified as an “advertisement” so that consumers will know that it is an advertisement. The New Interim Measures also provide that Internet advertisement publishers shall verify related supporting documents, check the content of the advertisement and be prohibited from publishing any advertisement with nonconforming content or without all the necessary certification documents. However, for the determination of the truth and accuracy of the advertisements, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the State Administration for Market Regulation, or the SAMR (successor of SAIC and the State Food and Drug Administration), which results in uncertainty in the application of these laws and regulations. In addition, advertising content deemed as obscene, defamatory, inappropriately satirical or otherwise inappropriate by a relevant government authority may also subject us to penalties. For instance, the Chinese government has temporarily suspended advertising services on a short video platform in China because advertising content shown on the platform was deemed to be offensive and disrespectful to a revolutionary figure.

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
On July 16, 2020, CCTV reported in its Annual Consumer Rights Show that certain advertisements placed by third-party advertising agents on
Qutoutiao
exaggerated the health benefits of certain food and diet products and promoted activities that may involve online-gambling. In response, we promptly took appropriate measures such as immediate suspension of all employees involved in these advertisements, including the person in charge of advertising operations, stricter management of all third-party advertising agents, enhancement of content management capabilities in identifying misleading or inappropriate advertisements, and the launch of an easy-to-use
and
easy-to-find
complaint channel on the home screen of Qutoutiao so that users can file their complaints with us on any advertisement placed on our app. The
Qutoutiao
app was temporarily removed from several major Android-based app stores in China after the report but was reinstated on July 31, 2020. On October 14, 2020, Shanghai Jifen and Shanghai Dianguan were fined by a local regulator for certain false advertisements placed on the Qutoutiao app. The advertisement fees that these two entities earned from the false advertisements were also confiscated. The aggregate amounts of the fines and confiscated earnings were approximately RMB0.6 million for Shanghai Jifen and RMB2.0 million for Shanghai Dianguan, which were fully paid on November 27, 2020. Although we have enhanced our internal procedures by taking remedial actions, we cannot assure you that all of the advertisements on our platform will be fully in compliance with the applicable rules and regulations.
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
Government regulation of content and of content platforms generally may broaden in scope and oversee additional aspects of content platforms’ operation, such as information security, user suitability management, anti-addiction, and sales and marketing, in addition to being strengthened and becoming stricter as to content and advertising. For example, on December 15, 2019, the CAC promulgated the Provisions on Ecological Governance of Network Information Content, which became effective on March 1, 2020. The Provisions specify the information that is encouraged for, prohibited from or prevented and rejected from dissemination, to further regulate the network information and content. Any such new or broadened regulatory measures or oversight may cause us to incur higher compliance costs, revise our operational strategies, target user groups or promotional models, and thereby adversely affect our business and results of operations.

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
To incentivize
word-of-mouth
viral referrals and improve user engagement and loyalty, our mobile applications have game-like features allowing users to earn loyalty points while enjoying the content and earn cash credit in some cases by participating in fun tasks. Registered users of our mobile applications can earn loyalty points if they become active users, refer others who later register and become active users, or engage in various activities while logged in. Accumulated loyalty points, if exceeding certain threshold, can be withdrawn by the user in the form of cash by directly crediting the user’s electronic wallet. We have the sole discretion in determining the withdraw threshold and the exchange rate between loyalty points and the monetary value available to be withdrawn. Our user loyalty programs have contributed significantly to the growth in our installed users and high user engagement. Although we believe consuming content, rather than earning loyalty points, is the main purpose for our registered users to use our mobile applications, we have nonetheless designed our loyalty programs to balance between their efficacy in user acquisition and engagement while preventing users from using our mobile applications merely for the loyalty points. Our inability to achieve such balance may make our user loyalty programs no longer becoming enticing to users, which may materially and adversely affect user growth and user engagement. Moreover, we cannot assure you that there will still be users who are only attracted to our mobile applications because of our user loyalty programs. We have mechanisms in place to prevent potential abuse of our user loyalty programs. For example, our system takes into account how fast the user scrolls down the page to determine whether the viewer has actually viewed the article and loyalty points are now provided on a per minute spent on viewing content basis. However, our system may not be able to detect all instances of abuse. Furthermore, although our loyalty programs are designed so that only a small amount of loyalty points is provided for taking any specific action with the aim to entice user referral and engagement, we cannot ensure you that there will not be users who will be able to hack our user loyalty programs to make earning loyalty points a highly lucrative endeavor. We have also focused on developing fraud detection technologies to combat fraudulent users and activities targeting our user loyalty programs and we cannot assure you that such system will be effective in identifying fraud. If we allow users to improperly earn loyalty points, our business, results of operations and financial condition may be materially and adversely affected. As clearly stated in our user agreement, we have the sole discretion in determining user misuse of our user loyalty programs, and we may freeze a user’s account if we find such user misused our user loyalty programs. Certain users that have their accounts frozen have complained online. Such complaints could undermine the public perception and credibility of our platform, and our business, results of operations and financial condition could be materially and adversely affected.

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

•
On September 28, 2009, the General Administration of Press and Publication (the predecessor of GAPPRFT), or the GAPP, and the National Office of Combating Pornography and Illegal Publications jointly published a circular expressly prohibiting foreign investors from participating in Internet game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. On February 4, 2016, the GAPPRFT and the MIIT jointly issued the
Rules for the Administration for Internet Publishing Services
, or the Internet Publishing Rules, which took effect in March 10, 2016 and prohibit wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises from engaging in the provision of web publishing services. Under such rules, an Internet publishing license is required for a provider of online publications. Uncertainty remains regarding the interpretation of relevant concepts, including “online publications.” Although we have not been required by the SART or other relevant authorities to obtain an Internet publishing license so far, we may face further scrutiny by such authorities, which may require us to apply for such license and/or subject us to penalties. In addition, project cooperation between an Internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual involving Internet publishing services shall be subject to examination and approval by the SART in advance.

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
Our users withdraw cash credits from their accounts on our mobile applications through third-party online payment systems. Our users also can use third-party online payment systems to supplement their spending on our mobile applications with additional funds. In such online payment transactions, secured transmission of confidential information such as customers’ personal information over public networks is essential to maintain consumer confidence.
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
Our
co-founder,
chairman and chief executive officer, Mr. Eric Siliang Tan, has control over us and our corporate matters. Mr. Tan beneficially owns 27,123,442 of our Class B ordinary shares through Innotech Group Holdings Ltd., a British Virgin Islands limited liability company which is ultimately controlled by him. As of the date of this annual report on Form
20-F,
these Class B ordinary shares constituted approximately 35.8% of our total issued and outstanding share capital and 72.9% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees — C. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Tan has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.
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
We have adopted an equity incentive plan that permits the grant of share options, restricted shares, restricted share units, dividend equivalents, share appreciation rights and share payments as equity-based awards, to our directors, officers, employees and consultants. The equity incentive plan replaced the 2017 equity incentive plan and 2018 equity incentive plan that we previously adopted in their entirety and assumed all awards granted under these two plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all share options and other awards under our equity incentive plan was initially 12,464,141 Class A ordinary shares. On March 5, 2019, the Company increased the aggregate number of Class A ordinary shares reserved for issuance pursuant to awards granted under the equity incentive plan by 3.5% of the total number of Class A ordinary shares and Class B ordinary shares outstanding as of December 31, 2018. On every January 1 thereafter for four years, the aggregate number of Class A ordinary shares reserved and available for issuance pursuant to awards granted under the equity incentive plan will be increased by 2.0% of the total number of Class A ordinary shares and Class B ordinary shares outstanding on December 31 of the preceding calendar year. As of the date of this annual report on Form
20-F,
options to purchase 8,350,697 Class A ordinary shares had been granted and were outstanding under our equity incentive plan. We are required to account for options granted to our employees, directors and consultants. We are required to classify options granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the share option or other equity award.

On January 3, 2018, entities respectively controlled by our
co-founders
Mr. Eric Siliang Tan and Mr. Lei Li entered into share restriction deeds with us, pursuant to which a total of 15,937,500 ordinary shares beneficially owned by such co-founders
became restricted shares. 12,187,500 of such restricted shares are beneficially owned by Mr. Eric Siliang Tan and were to be vested in a period over 34 months. 3,750,000 of such restricted shares are beneficially owned by Mr. Lei Li and were to be vested in a period over 24 months. These share restriction deeds were terminated, and all remaining restricted shares were vested, upon the completion of our initial public offering in September 2018. For accounting purposes, this transaction has been reflected retrospectively similar to a reverse stock split, with a grant of 15,937,500 restricted shares recognized in January 2018 at their then fair value of approximately RMB864.7 million and recognized as compensation expense over the vesting periods. For further information, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Equity Incentive Plans — Share Restriction Deeds.” In 2018, 2019 and 2020, RMB951.6 million, RMB272.0 million and RMB463.2 million (US$71.0 million) was recognized as share-based compensation expenses, respectively.
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
We regard our intellectual property as critical to our success. Such intellectual property includes trademarks, patents, domain names, copyrights, know-how
and proprietary technologies. We currently rely on trademarks, copyrights, trade secret law and confidentiality, invention assignment and non-compete
agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company — B. Business Overview — Intellectual Property” and “Item 4. Information on the Company — C. Regulations — Regulations Related to Intellectual Property Rights.” However, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. One of our competitors previously filed an objection when we applied for the trademark registration for “Qutoutiao” on the purported ground that “Qutoutiao” is similar to a trademark registered by such competitor. Although such objection was denied by the Trademark Office and we have successfully registered trademark for “Qutoutiao” in 2019, we have received a verdict in which the Trademark Office partially supported such competitor’s subsequent challenge against the validity of this registered trademark. We have brought an administrative proceeding against the Trademark Office to dispute the verdict. In addition, our application for the trademark of “Midu Novels” was denied by the Trademark Office on the ground that “Midu Novels” was similar to an existing registered trademark on April 18, 2018. We have purchased that existing trademark and appealed to the Higher People’s Court of Beijing, which recently made a judgment requiring the Trademark Office to reconsider the application of our trademark. As of the date of this annual report, our application for the trademark of “Midu Novels” has not been approved yet.

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
We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NASDAQ Global Select Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form
20-F,
as required by Section 404 of the Sarbanes-Oxley Act.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2020, our internal control over financial reporting was ineffective due to the material weakness identified below.
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
To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of December 31, 2020.
Since we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2020, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm. Once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. In the future, our management may conclude that our internal control over financial reporting is still not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may not reach the same conclusion. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
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
Under PRC tax laws and regulations, Shanghai Jifen Culture Communications Co., Ltd., or Shanghai Jifen, one of our consolidated VIEs, is qualified to enjoy, certain preferential income tax benefits. The modified Enterprise Income Tax Law, effective on December 29, 2018, or the EIT Law, and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state”, or HNTEs, to enjoy a reduced enterprise tax rate of 15%. According to the relevant administrative measures, to qualify as a “HNTE”, Shanghai Jifen must meet certain financial and non-financial
criteria and complete verification procedures with the administrative authorities. Continued qualification as a “HNTE” is subject to review by the relevant government authorities in China once every three years, and in practice certain local tax authorities also require annual evaluation of the qualification. In addition to the foregoing tax benefit, Shanghai Jifen and Shanghai Chenxing Software Technology Co., Ltd, or Shanghai Chenxing, a subsidiary of Shanghai Quyun, are both qualified to enjoy certain preferential value-added tax benefits, according to the Notice on Value-added Tax Policies for Software Products issued by the Ministry of Finance, or the MOF, and the State Administration of Taxation, or the SAT, on October 13, 2011. Apart from that, Shanghai Jifen obtained the certificate of Qualified Software Enterprise and Shanghai Chenxing were pre-approved
for such certificate on January 19, 2021. Once meeting other criteria, Shanghai Jifen and Shanghai Chenxing (upon obtaining the certificate) will be qualified to enjoy certain preferential enterprise income tax benefits, according to relevant rules including, the Notice on Enterprise Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries issued by the MOF and the SAT on April 20, 2012, Notice on Relevant Issues concerning Preferential Enterprise Income Tax Policies for Enterprises in Software and Integrated Circuit Industries issued by the MOF, the SAT, the National Development and Reform Commission, or the NDRC, and the MIIT, and Announcement on the Enterprise Income Tax Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry jointly issued by the MOF, the SAT, the NDRC and the MIIT on December 11, 2020. In the event the preferential tax treatments for Shanghai Jifen are discontinued or are not verified by the local tax authorities, and the affected entity fails to obtain preferential tax treatments based on other qualifications such as Advanced Technology Service Enterprise, it will become subject to the standard tax rates and policies, including the PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect.
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
We and members of our management may be subject to allegations or lawsuits brought by our competitors, individuals, government and regulatory authorities or other persons in the future. Any such lawsuit or allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrong-doing by any key member of our management team could harm our reputation and cause our user base to decline and distract our management from day-to-day
operations of our company. We cannot assure you that we or key members of our management team will not be subject to lawsuits or allegations of a similar nature in the future. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we will record a related contingent liability. As additional information becomes available, we will assess the potential liability and revise estimates as appropriate. In 2018, 2019 and 2020, we did not record any contingent liabilities relating to pending litigation. However, Shanghai Jifen was named as the defendant in a lawsuit on January 20, 2020 on advertising dispute for breaching an agreement and the plaintiff sought a total payment of RMB103.2 million (US$14.9 million). On August 20, 2020, we and certain of our current and former directors and officers were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York. This action is brought on behalf of a putative class of persons who purchased or acquired our securities pursuant or traceable to our September 2018 initial public offering or April 2019 secondary public offering, or otherwise acquired our securities between September 14, 2018 and December 16, 2020 (the “Putative Class Period”). The complaint alleges violations of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder based on alleged materially false or misleading statements or omissions in offering documents and/or issued throughout the Putative Class Period. Lead Plaintiff was appointed, and a consolidated amended complaint was filed on January 15, 2021. We filed a motion to dismiss such amended complaint on March 16, 2021. For a detailed description of these cases, please refer to “Item 8. Financial Information — A. Consolidated Statement and other Financial Information — Legal and Administrative Proceedings”.
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
According to the Circular on Issues Relating to Cultural Undertaking Development Fee Policies and Administration of Levying and Collection Relating to Levying VAT in place of Business Tax, which was issued by the Ministry of Finance and the SAT, on March 28, 2016, or Circular 25, the provision of advertising services by advertising media agencies and outdoor advertisement business operators (including entities engaging in distribution, screening, promotion and exhibition of outdoor advertisements and other advertisements, as well as entities engaging in advertisement agency services) in China is subject to a cultural development fee. The fee was charged at an applicable rate of 3% of the net advertising revenues prior to June 30, 2019, which was reduced to 1.5% commencing on July 1, 2019, according to a preferential tax policy issued on June 12, 2019 by the government of Shanghai. The preferential policy is said to be in effect until December 31, 2024. The net advertising revenues refer to, as specified in Circular 25, the balance after deducting advertisement distribution fee paid to other advertising company or advertisement distributor, from the total tax inclusive price and out of pocket expenses obtained from provision of advertising and marketing services. Historically, we did not pay cultural development fee and surcharges for the part of our revenue that we did not consider as revenues from advertising services subject to Circular 25. Pursuant to the Announcement on the Supporting Tax and Fee Policy for Film Industry and Other Industries issued by MOF and SAT on May 13, 2020, the cultural development fee was waived from January 1, 2020 till December 31, 2020. Pursuant to the Announcement on the Extension of Certain Tax Preferential Policies in Response to COVID-19 Epidemic, the exemption period of the cultural development fee was extended till December 31, 2021. Although we have not been challenged by the tax authorities so far
,
we may face further scrutiny by the PRC tax authorities that may result in a conclusion that subjects us to additional taxes, fees and surcharges and substantially increases our taxes owed, thereby materially and adversely affecting our results of operations. As a result of not making adequate contributions, we may also be subject to fines or other penalties imposed by the relevant authorities pursuant to applicable laws and regulations.
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
We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, King & Wood Mallesons, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiaries, Shanghai Quyun and Shanghai Zhicao, our consolidated VIEs and their respective shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the
Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors
, or the M&A Rules, and the
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
On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the SAT, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the
Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors
, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.
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
PRC laws and regulations, such as the M&A Rules, and other relevant rules, established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to a merger control security review. In August 2011, the MOFCOM promulgated the
Rules on Implementation of Security Review System
, or MOFCOM Security Review Rules, effective from September 1, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by the MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements of offshore transaction. Factors that the MOFCOM considers in its review are whether (i) an important industry is involved, (ii) such transaction involves factors that have had or may have an impact on national economic security and (iii) such transaction will lead to a change in control of a domestic enterprise that holds a well-known PRC trademark or a time-honored PRC brand. Furthermore, on December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, or the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance. As the Foreign Investment Security Review Measures are recently promulgated, there are great uncertainties with respect to its interpretation and implementation. If a business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company.
In addition, the PRC Anti-Monopoly Law requires that the anti-monopoly law enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. On October 23, 2020, the SAMR further issued the Interim Provisions on the Review of Concentration of Undertakings, which took effect on December 1, 2020, to further enhance the enforcement on the supervision of concentration of undertakings. Complying with the requirements of the relevant regulations to complete any such transaction could be time-consuming, and any required approval process, including approval from the MOFCOM, or other governmental authorities may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.
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
Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2020.
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
Under the modified Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the
Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies
, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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
On February 3, 2015, the SAT issued the
Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by
Non-PRC
Resident Enterprises
, or Bulletin 7, which partially replaced and supplemented previous rules under the
Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by
Non-PRC
Resident Enterprises
, or SAT Circular 698, issued by the SAT, on December 10, 2009. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC
resident enterprises may be
re-characterized
and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC
resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident
enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT promulgated the
Announcement of the State Administration of Taxation on Issues Concerning the Withholding of
Non-resident
Enterprise Income Tax at Source
, or SAT Circular 37, which was amended and became effective on June 15, 2018, and SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident
enterprises.
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
We could be adversely affected by political tensions between the United States and China.
Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the
COVID-19
pandemic, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce, or MOFCOM, on January 9, 2021, which will apply to situations where the extra-territorial application of foreign legislation and other measures, in violation of international law and the basic principles of international relations, unjustifiably prohibits or restricts the citizens, legal persons or other organizations of China from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.
Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs.
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.
On March 24, 2021, the SEC has adopted interim final amendments to implement the submission and disclosure requirements of the HFCA Act. We will not be required to comply with the interim final amendments until the SEC has identified us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act including the identification process and the trading prohibition requirements described above.
The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the
Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.
It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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
Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. As of December 31, 2020, we had 42,812,245 Class A ordinary shares and 32,937,193 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares sold in our initial public offering and follow-on
public offering are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other Class A ordinary shares outstanding are available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. To the extent a large number of shares are converted to ADSs and sold into the market, the market price of the ADSs could decline significantly.
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
We are an exempted company incorporated under the laws of the Cayman Islands. Substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States, in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, there are significant legal and other obstacles to obtaining information needed for such actions. For example, in China, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “—Risks Relating to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company. Furthermore, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers and/or their assets.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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
We launched our flagship mobile application,
Qutoutiao
, in June 2016, our mobile literature application,
Midu Novels
, in May 2018, and
Midu Lite
, which combines a loyalty program with the standard offerings from
Midu Novels
, in May 2019. We primarily operate our business through certain of our consolidated VIEs, Shanghai Jifen, Shanghai Big Rhinoceros Horn Information Technology Co., Ltd., or Big Rhinoceros Horn, and Anhui Zhangduan Internet Technology Co., Ltd., or Anhui Zhangduan, and their subsidiaries. To facilitate financing offshores, we incorporated Qtech Ltd. in July 2017. Through a series of transactions, Qtech Ltd. then became our ultimate holding company. On July 5, 2018, Qtech Ltd. was renamed to Qutoutiao Inc.
We currently conduct our business primarily through the following subsidiaries, consolidated VIEs and their subsidiaries:

•	Shanghai Jifen, our consolidated VIE, primarily engages in the operation of our Qutoutiao mobile application;

•	Big Rhinoceros Horn, our consolidated VIE, primarily engages in the operation of our Midu Novels and Midu Lite mobile application;

•	Anhui Zhangduan, our consolidated VIE, primarily engages in content management;

•	Beijing Qukandian Internet Technology Co., Ltd., or Beijing Qukandian, a subsidiary of Shanghai Jifen, primarily engages in content procurement;

•	Shanghai Dianguan Internet Technology Co., Ltd., or Shanghai Dianguan, our subsidiary in China acquired in February 2018, primarily provides advertising and marketing services;

•	Shanghai Quyun Internet Technology Co., Ltd, or Shanghai Quyun, our subsidiary, primarily engages in technology R&D;

•	Shanghai Chenxing Software Technology Co., Ltd., or Shanghai Chenxing, a subsidiary of Shanghai Quyun, primarily engages in technology R&D;

•	Shanghai Zhicao Information Technology Co., Ltd, or Shanghai Zhicao, our subsidiary, primarily engages in technology R&D;

•	Shanghai Heitu Internet Technology Co., Ltd, or Shanghai Heitu, a subsidiary of Shanghai Jifen, primarily engages in the operation of online games;

•	Shanghai Zheyun Internet Technology Co., Ltd, or Shanghai Zheyun, a subsidiary of Shanghai Jifen, primarily engages in the operation of certain innovative tool applications;

•	Hubei Rapid Information Technology Co., Ltd. or Hubei Rapid, our consolidated VIE, primarily engages in the operation of online video business; and

•	Beijing Supreme Pole International Sports Development Co., Ltd, a subsidiary of our consolidated VIE, Beijing Churun Technology Co. Ltd., primarily engages in the operation of live-streaming business.

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
Our principal executive offices are located at Building No. 8, Shanghai Pudong Software Park, 519 Yi De Road, Pudong New Area, Shanghai, 200124, People’s Republic of China. Our telephone number at this address is
+86-21-5889-0398.
Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited,190 Elgin Avenue, George Town, Grand Cayman
KY1-9008,
Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168, United States.

B.	Business Overview
Overview
We operate innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to our users. Our eponymous flagship mobile application,
Qutoutiao
, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors.
Qutoutiao
has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy
Qutoutiao
’s fun and entertainment-oriented content as well as its social-based user loyalty program. Since its beginning as a news aggregator,
Qutoutiao
has evolved and developed significantly on the content side and now also has a rich offering in short video content, online games and live-streaming. While the newer content categories have not been monetized meaningfully for the time being, they play an important role in completing the comprehensive content ecosystem
Qutoutiao
has been trying to build, and therefore have long-term strategic value and upscale our overall monetization capability. Midu, first launched in May 2018 as
Midu Novels
and with an alternative version
Midu Lite
launched one year later, pioneered provision of free online literature supported by advertising. It has grown tremendously and has led the free online literature industry since inception. We have also been developing standalone short video applications among the many other initiatives in motion since early 2019 to further diversify the range of products our users can enjoy and the ways in which we can bring value to our users. Our mobile applications have rapidly gained popularity since launch, reaching combined average MAUs of approximately 124.7 million, combined average DAUs of approximately 32.3 million and average daily time spent per DAU of approximately 50.3 minutes in the three months ended December 31, 2020.
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
tier-1
and
tier-2
cities.
Qutoutiao
’s light entertainment-oriented and easily digestible content is designed to resonate with such users and provides us with a significant advantage to capture this underserved market.
We are a pioneer in the mobile content industry in operating an innovative user account system and gamified user loyalty program. Registered users can earn loyalty points by referring new users to register on
Qutoutiao
, by consuming content or by engaging in activities on
Qutoutiao
. Although loyalty points only translate into trivial monetary amounts, they foster users’ loyalty and emotional connection to
Qutoutiao
as compared to other platforms. The loyalty program created a strong viral effect, which has enabled us to enjoy lower user acquisition costs in comparison to those of other acquisitions channels. The gamified loyalty point system not only helps us keep users more engaged and enhance user stickiness, but also enables us to track users’ long-term behaviors and optimize content recommendation, as almost all of our DAUs are logged-on
users.

Covering a broad range of topics,
Qutoutiao
is focused on humor, stories and other light entertainment content that delight and inspire. Our content is generally sourced from professional media under licensing arrangements or uploaded by more than two million freelancers registered on our platform.
We introduced a separate mobile application,
Midu Novels
, in May 2018 which offers users free literature online. We further introduced
Midu Lite
in May 2019, which includes a loyalty program in addition to the standard offerings of
Midu Novels
. They both feature an innovative
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
We have successfully diversified our content offerings into online games and live-streaming with promising take-up
rates from our loyal users. We will keep improving the quality of content currently on offer and further expanding into more content categories, to create a comprehensive light entertainment content ecosystem. This not only enhances user engagement and retention, but also diversifies our monetization channels.
We currently generate revenues primarily by providing advertising and marketing services. New monetization channels such as online games and live-streaming are still at their early stages, and will contribute a much more meaningful percentage of revenues over time. We have maintained a strong focus on R&D since our founding and materially enhanced our proprietary advertising platform’s monetization efficiency. This has been achieved by enhanced algorithms and the conversion to an oCPC system.
Our net revenues have increased rapidly from RMB3,022.1 million in 2018 to RMB5,570.1 million in 2019, and slightly decreased to RMB5,285.2 million (US$810.0 million) in 2020 primarily due to our strategy to balance operational efficiency and sustainable growth. We have made significant progress on cost optimization and the budgeting process to improve operating margin. We have incurred net losses attributable to Qutoutiao Inc. of RMB1,942.6 million in 2018, RMB2,688.7 million in 2019 and RMB1,104.4 million(US$169.3 million) in 2020.
Non-GAAP
net losses attributable to Qutoutiao Inc., which represented net losses attributable to Qutoutiao Inc. before share-based compensation expenses, were RMB990.9 million in 2018, RMB2,416.7 million in 2019 and RMB641.2 million (US$98.3 million) in 2020.
Our Mobile Applications
We primarily deliver content through
Qutoutiao
, which is our flagship mobile application and means “fun headlines” in Chinese.
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
We launched our mobile literature application,
Midu Novels
, in May 2018, which offers users free literature supported by advertising. Unlike the traditional paid-only model in the online literature industry which charges users fees for most content offered, users of
Midu Novels
can enjoy their favorite literature under an innovative
free-to-read
model. Our users have access to a comprehensive selection of literature covering a wide range of genres, including romance, fantasy, science fiction, history and other genres for free. We classify the content genres with multi-dimensional reading tags which our users can choose to follow. We are able to offer our users free literature as we primarily monetize through advertisements that our advertising customers place on
Midu Novels
. Our
AI-powered
content recommendation engine coupled with our strong data analytics capabilities also enable us to improve user experience and increase the time our users spend on
Midu Novels
by making personalized recommendation and delivering to them literature that caters to their interest.
We launched
Midu Lite
in May 2019, which combines a loyalty program with the standard offerings from
Midu Novels
. The differentiated product design has led to
Midu Lite
attracting an incremental reading population whose needs have not been well addressed by
Midu Novels
previously. As a result, we have observed minimal user overlap between the two versions.
We have also been exploring opportunities in short videos, which we offer through both the
Qutoutiao
application and standalone short video applications. It is a large and attractive market and an important part of any content ecosystem. We believe our innovative approach to product design and development positions us well for moving into this market.

The table below sets forth key operating metrics relating to our mobile applications. For more information on the key operating metrics, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Operating Metrics.”

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2019				2020
	(in millions, except for daily time spent data)
Combined Average MAUs during the period	111.4	119.3	133.9	137.9	138.3	136.5	120.5	124.7
Combined Average DAUs during the period	37.5	38.7	42.1	45.7	45.6	43.0	39.7	32.3
New Installed Users	108.7	113.7	119.9	123.0	109.2	132.2	67.3	50.3
Average daily time spent per DAU during the period (minutes)	62.1	60.0	61.3	59.4	62.4	55.2	55.3	50.3

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2019				2020
	(in RMB)
Average net revenue per DAU per day	0.33	0.39	0.36	0.39	0.34	0.37	0.31	0.44
User Engagement Expenses per DAU per day	0.17	0.13	0.14	0.14	0.12	0.12	0.07	0.05
User Acquisition Expenses per New Installed User	6.21	6.93	6.58	5.54	4.60	3.30	5.73	7.89
We offer an online marketplace on
Qutoutiao
where users can purchase merchandise offered by third-party merchandise suppliers. This allows us to enhance user stickiness and benefits users by enabling them to spend cash credits earned in their accounts, while also encourages users to supplement their spending on our platform with additional funds and thus creating additional monetization opportunities for us. We select competitively-priced merchandise that we expect would be of interest to our users based on users’ purchasing power and preferences. Each merchandise supplier is responsible for shipping the merchandise directly to users. Popular offerings on our platform include consumer electronics, home appliances, cosmetics and accessories.
User Account Systems and Loyalty Programs
We offer user loyalty programs on our mobile applications. Registered users can earn loyalty points if they become active users, refer others who later register and become active users, or engage in various activities while logged in.
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
We have set forth in the table below the percentage of DAUs of our mobile applications that primarily attract users through loyalty programs and the percentage of DAUs of mobile applications that primarily attract users through content for each period presented.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2019				2020
DAUs of loyalty program inclined apps	81.9%	77.2%	74.8%	63.2%	55.9%	47.4%	39.4%	48.1%
DAUs of other apps	18.1%	22.8%	25.2%	36.8%	44.1%	52.6%	60.6%	51.9%

Referral-based Loyalty Points
Our registered users earn loyalty points when they invite others to download and register on our mobile applications. After an invited user registers with us, the existing registered user is eligible to receive loyalty points or cash credits. We are thus able to leverage the embedded social relationships of each user and prompt our users to voluntarily invite their families and friends to become our registered users.
Engagement-based Loyalty Points
A user is eligible to receive loyalty points for engaging in various activities on our mobile applications. Such activities include viewing and sharing content, providing valuable comments and encourage inactive users to continuously re-engage
with our mobile applications. We also create fun tasks such as daily missions to tap into the competitive reward psyche of users.
Our Content
We strive to become the light entertainment content platform of choice for a growing base of users. We believe that light entertainment-oriented and easily digestible content resonates with mobile users, and we primarily deliver content that can be viewed by users during a short period of time. The articles on our platform generally contain both images and short texts and can be read within one minute; and a majority of the videos on our platform run less than two minutes. In the three months ended December 2020, the average daily time spent per DAU for our mobile applications was approximately 50.3 minutes. We aim to deliver quality and relevant content to users, and content sourcing, management and recommendation are among core focuses of our operations.
Content Sourcing
We source content from approximately 4,000 professional media outlets under a licensing arrangement and from more than two million freelancers registered on our platform. We operate an online content upload system for content providers to prepare and upload content. Fees paid to content providers relates to the amount of views associated with such content.
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
Our mobile literature applications,
Midu Novels
and
Midu Lite
, primarily source content from traditional
PC-based
online literature platforms which grant us permits to publish their literature content on our platforms for a fee. We have also built an in-house
editor team that works with authors directly, which combines human experiences with data analytics in guiding and producing quality literary works. We curate quality literature content that caters to our users’ interests based on our analysis of users’ profiles and their reading histories. As of December 31, 2020, we offer more than 188,000 pieces of literature on
Midu Novels
and
Midu Lite
.
Content Management
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
Algorithm-based Screening
.
We apply algorithms to screen texts as well as images and videos. Our system screens texts based on pre-set
keywords, and we utilize artificial intelligence to identify inappropriate images and videos. The screening system automatically declines content that does not meet the standards of our platform and flags suspicious content for manual review by our content management team.

•
Manual Review
. Our content management team, which consisted of 471 employees as of December 31, 2020, is responsible for monitoring all information before delivery through our platform. The content management team reviews suspicious content identified in the algorithm-based screening process and makes the final decision as to whether to decline such content. Given the complexity and diversity of information submitted to our platform, our content management team also reviews all content that has not earlier been flagged up in the algorithm-based screening process.

•
Complaint Procedure
.
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

•
Content Tagging
. Each piece of content is multi-tagged with references to the key topics it covers. Before submitting an article or video, the content provider may provide up to six tags. Such tags range from general topics such as “entertainment news” to specific topics such as the name of an actor. We utilize both algorithm-based screening and manual review to further refine such tags. Furthermore, our smart video tagging technology uses deep learning that further increases the accuracy of tags. Our technology also automatically selects and displays to users the most appropriate “cover images” for videos. We believe our technology greatly improves the quality and relevance of video content shown to our users, thereby enhancing user experience.

•
Interest and Social Graphs
. Through an automated process, we develop interests and social graphs for each user based on the user’s profile, behavior and social relationships. User profile data are provided by users when registering for an account on our mobile applications. In addition, we are also able to gain a fairly accurate picture of a user’s profile, including age, gender and location, based on the user’s behavior on our platform. The user’s behavior also provides us with a granular view of the topics and content characteristics that could be of interest to the user. In addition, the interest and social graphs take into account the user’s social relationships with other users and such other users’ interests and behaviors.

•
Recommendation
. Our content recommendation engine suggests content based on each user’s interest and social graphs, and continuously receives behavioral data inputs to update and refine its recommendations in real time to identify content that is most likely of interest to each user.

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
Through collaboration with third-party merchandise suppliers, we offer an online marketplace on
Qutoutiao
in which users can access and purchase merchandise offered by third-party merchandise suppliers. We do not carry any inventory, and each merchandise supplier is responsible for shipping the merchandise directly to users. A user pays the purchase price for a merchandise to us. We deducted our commission related to the merchandise and remit the remainder to the relevant merchandise supplier.
Technology
We have focused on and will continue to invest in our technological infrastructure. Our business is supported by the following key technologies.

•
Interest and Social Graphing
. Through an automated process, we develop interest and social graphs for each user based on such person’s profile, behavior and social relationships. We assess the user’s desired content characteristics through technologies including natural language processing, image analysis, and content tagging. The interest and social graphs take into account the user’s social relationships with other users and such other users’ interests, including their behaviors. We continuously refine each user’s graphs based on the user’s behavior over time through artificial intelligence.

•
Content Recommendation Engine
. Our content recommendation engine recommends content based on user behavior, and continuously receives behavioral data inputs to update and refine its recommendations in real time to identify content that is most likely of interest to each user. Our content recommendation engine is capable of processing large quantities of data, and currently can handle several billion inputs per day. In addition, new content is aggregated and recommended in real time from among millions of new content added, ensuring that our users will not miss content that may interest them when they next update their view in our mobile application.

•
Advertising
. Our advertising technology enables advertising customers to bid for audience and automatically deliver relevant, targeted promotional links to users. Our system rewards more relevant advertisements with more prominent positions, despite the potentially lower priced bids of such advertisements. Our audience segmentation technology helps ensure the relevance of advertisements shown to users by analyzing their interests through browsing activity, viewed content and commenting history. In addition, we have the ability to predict click-through rates for advertisements using logistic regression, gradient boosting decision tree and linear and nonlinear modeling algorithms. Enhanced precision of these click-through rate projections can help maximize the cost effectiveness of customers’ advertising budgets. Our oCPC system further takes into consideration customers’ overall return requirements by assessing their desired end results in the context of their budgets and the availabilities of relevant advertising inventories, providing a wholistic solution to their marketing needs rather than a simple product amid their marketing strategy.

•
Content Screening Technology
. Our text screening system screens information based on
pre-set
keywords. We utilize artificial intelligence to identify inappropriate or objectionable content from images, speeches and videos, significantly increasing efficiency over manual review. We also apply deep learning methods to analyze complex visual content. Through big data and continuous training, our system is able to monitor and identify objectionable visual content with a high degree of accuracy. The screening system automatically declines content that does not meet the standards of our platform and flags suspicious content for manual review by our content management team.

•
Fraud Detection
. Our fraud detection technology focuses on ensuring that our user loyalty programs are not abused by fraudulent users or activities. Our anti-fraud system employs self-encoding and deep learning methods such as sophisticated neural networks in analyzing users’ behaviors as well as the locations of and the data from their devices to detect fraud. Our anti-fraud system assigns a fraud score to users based on the inputs it receives, with higher scores signifying a greater suspicion of fraudulent activity. We also utilize artificial intelligence methods including decision trees, random decision forests, naive Bayes classifier, Gaussian mixed model, and logistic regression to maximize the predictive accuracy of our anti-fraud system while minimizing the need for manual review.

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
Intellectual Property
We regard our intellectual property as critical to our success. Such intellectual properties include trademarks, patents, domain names, copyrights, know-how
and proprietary technologies. We currently rely on trademarks, copyrights, trade secret law and confidentiality, invention assignment and non-compete
agreements with our employees and others to protect our proprietary rights. As of December 31, 2020, we had registered 689 trademarks, including trademark for “Qutoutiao.” and owned five patents in the PRC. We were the registered holder of 252 domain names in the PRC, and had been granted 317 software copyrights and 26 artwork copyrights as of the same date.

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
Foreign Investment Law
On March 15, 2019, the National People’s Congress of the PRC adopted the Foreign Investment Law, which came into force on January 1, 2020. On December 26, 2019, the State Council issued the Implementation Rules of the Foreign Investment Law, which came into effect on January 1, 2020, to clarify and elaborate relevant provisions of the Foreign Investment Law. The Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) the foreign investor, by itself or together with other investors establishes a foreign invested enterprises in China; (ii) the foreign investor acquires shares, equities, asset tranches, or similar rights and interests of enterprises in China; (iii) the foreign investor, by itself or together with other investors, invests and establishes new projects in China; (iv) the foreign investor invests through other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The Foreign Investment Law keeps silent on how to define and regulate the VIEs, while adding a catch-all
clause that “other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council” can fall into the concept of “foreign investment,” which leaves uncertainty as to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment.” Pursuant to the Foreign Investment Law, PRC governmental authorities will regulate foreign investment by applying the principle of pre-entry
national treatment together with a “negative list,” which will be promulgated by or promulgated with approval by the State Council. Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in such negative list; and, after satisfying certain additional requirements and conditions as set forth in the “negative list,” are allowed to make investments in the industries which are listed as “restricted” in such negative list. For any foreign investor that fails to comply with the negative list, the competent authorities are entitled to ban its investment activities, require such investor to take measures to correct its non-compliance
and impose other penalties.
Regulations on Value-added Telecommunications Services
The Telecommunications Regulations of the PRC
, or the Telecom Regulations, implemented on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, are the primary PRC law governing telecommunication services and set out the general framework for the provision of both “basic telecommunication services” and “value-added telecommunication services” by domestic PRC companies. “value-added telecommunication services” is defined as telecommunications and information services provided through public networks, and, according to the Telecom Regulations, operators of value-added telecommunications services shall obtain operating licenses prior to commencing operations from the Ministry of Industry and Information Technology, or the MIIT, or its provincial level counterparts.
The
Catalogue of Telecommunications Business
, or the Catalogue, which was issued as an attachment to the Telecom Regulations and recently revised and promulgated on June 6, 2019, further identifies information services and online data processing and transaction processing services as value-added telecommunications services. We engage in business activities that are value-added telecommunications services as defined and described by the Telecom Regulations and the Catalogue.

On March 5, 2009, the MIIT issued the
Measures on the Administration of Telecommunications Business Operating Permits
, or the Telecom License Measures, which initially became effective on April 10, 2009 and was amended on July 3, 2017, effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures provide that there are two types of telecommunications operating licenses, or the ICP Licenses for operators in China, one for basic telecommunications services and one for value-added telecommunications services. A distinction is also made to licenses for value-added telecommunications services as to whether a license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to each license granted will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded in its ICP License.
Our current and future business activities include providing information services and content to users through our mobile applications including
Qutoutiao,
Midu Novels,
Midu Lite
and
Quduopai
and providing online data processing and transaction processing services, all of which will be regarded as value-added telecommunications services under the Catalogue. Certain of our consolidated VIEs, Shanghai Jifen and Anhui Zhangduan, and certain subsidiaries of Shanghai Jifen, including Shanghai Tuile and Shanghai Xike, have been granted the ICP Licenses which authorize relevant companies’ provision of information services and online data processing and transaction processing services through the Internet. The ICP Licenses of our consolidated VIEs and their subsidiaries including Shanghai Jifen, Anhui Zhangduan, Big Rhinoceros Horn, Shanghai DragonS Information Technology Co., Ltd., or DragonS Information, Hubei Rapid Information Technology Co., Ltd., or Rapid Information, Shanghai Tuile and Shanghai Xike will remain effective until September 25, 2022, June 20, 2022, March 18, 2024, December 21, 2023, May 9, 2024, July 27, 2023 and November 30, 2023 respectively, and all of the licenses are also subject to annual inspection.
Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies
Foreign direct investment in telecommunications companies in China is governed by the
Provisions on the Administration of Foreign-Invested Telecommunications Enterprises
, or the FITE Regulations, which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and recently amended and issued on February 6, 2016, and the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2020), or the 2020 Negative List, which was jointly issued by the NDRC and the MOFCOM on June 23, 2020 and came into effect on July 23, 2020. Under the aforementioned regulations, foreign invested telecommunications enterprises in the PRC, or FITEs, must be established as Sino-foreign equity joint ventures. The foreign party to a FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, of which the geographical area it may conduct telecommunications services is provided by the MIIT in accordance with relevant provisions as mentioned above. In addition, the major foreign investor in a value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. Moreover, approvals from the MIIT and the MOFCOM or their authorized local counterparts must be obtained prior to the operation of the FITE and the MIIT and the MOFCOM retain considerable discretion in granting such approvals.
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
The
Administrative Measures on Internet Information Services
, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of Internet information services. The Internet Content Measures classifies Internet information services into commercial Internet information services and non-commercial
Internet information services, and commercial Internet information services refer to services that provide information or services to Internet users with charge. A provider of commercial Internet information services must obtain an ICP License, and, prior to the application for such ICP License from the MIIT or its local branch at the provincial or municipal level, entities providing online information services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the consent of the national authorities responsible for such areas. As a provider of commercial Internet information services, Shanghai Jifen and Anhui Zhangduan have been granted the ICP Licenses as mentioned above, which authorize relevant companies’ provision of information services via the Internet.
In addition to the above, the ICP Measures further specifies a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities. On December 15, 2019, CAC promulgated the Provisions on Ecological Governance of Network Information Content, which became effective on March 1, 2020, to further regulate the network information and content.
Regulation on Internet News Dissemination
Pursuant to the
Provisions for the Administration of Internet News Information Services
promulgated by the CAC, which was issued on May 2, 2017 and became effective on June 1, 2017, an Internet news license shall be obtained from CAC by the service provider for the provision of internet news information services to the public in a variety of ways, including offering platforms for such dissemination. “News information” as mentioned therein includes reports and comments relating to social and public affairs such as politics, economy, military affairs and foreign affairs, as well as relevant reports and comments on social emergencies. The service providers shall meet various qualifications and requirements as listed in such regulation, and further, to provide Internet-based news information services, the service providers are also required to complete formalities for ICP License or filing with the competent telecommunications authorities in accordance with the law. In practice, Internet news information service providers that are not state-owned, such as our company, are required to introduce a state-owned shareholder in order to apply for the Internet news license.
In addition to the above, such regulation also stipulates that no organization may establish Internet-based news information service agencies in the form of Sino-foreign joint ventures, Sino-foreign cooperative ventures or wholly foreign-owned enterprises. Any cooperation involving Internet-based news information services and between Internet-based news information service agencies and foreign-invested enterprises, or FIEs, shall be reported to the national CAC for security assessment.
We are required to obtain an Internet news license from CAC for the dissemination of news through our mobile application. On July 30, 2019, Shanghai Jifen Culture Communications Co., Ltd., or Shanghai Jifen, one of our consolidated VIEs, obtained an Internet News License from CAC.

Regulation on Online Transmission of Audio-visual Programs
On December 20, 2007, the General Administration of Press and Publication, Radio, Film and Television, or GAPPRFT, and MIIT jointly issued the
 Administrative Provisions for the Internet Audio-Video Program Service
, or the Audio-visual Program Provisions, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-visual Program Provisions define “Internet audio-visual programs services” as the production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the Internet, and the provision of upload and audio-video programs transmission services to a third party. Entities engaging in Internet audio-visual programs services must obtain an internet audio-visual program transmission license, which will only be issued to state-owned or state-controlled entities. According to the
Categories of the Internet Audio-Video Program Services
 modified by GAPPRFT on March 10, 2017, “aggregation of Internet audio-visual programs”, which means “editing and arranging the Internet audio-visual programs on the same website and providing searching and watching services to public users”, falls into the definition of the aforementioned “Internet audio-visual programs services.”
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
Regulations on Online Advertising Services
On April 24, 2015, the SCNPC enacted the
 Advertising Law of the PRC
, which was recently amended and took effect on October 26, 2018, or the New Advertising Law, to increase the potential legal liability of providers of advertising services, and to include provisions intended to strengthen identification of false advertising and the power of regulatory authorities. On July 4, 2016, the SAIC issued the
Interim Measures of the Administration of Online Advertising
, or the SAIC Interim Measures, which took effect on September 1, 2016, to further regulate Internet advertising activities.
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
Regulation on Mobile Internet Applications Information Services
On June 28, 2016, the CAC issued the
Provisions on the Administration of Mobile Internet Applications Information Services
, or the APP Provisions, which became effective on August 1, 2016. Under the APP Provisions, mobile application providers and application store service providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through mobile applications any content prohibited by laws and regulations. The APP Provisions also require application providers to procure relevant approval to provide services through such applications, and shall strictly fulfill their responsibilities of information security management, including (i) verifying real identities with the registered users through mobile phone numbers; (ii) establishing and improving the verification and management mechanism for the information content, adopting proper sanctions and measures such as warning, limiting functions, suspending updates, and closing accounts for releasing illegal information content; (iii) keeping records and report to competent authorities; (iv) protecting and safeguarding users’ “rights to know and rights to choose” during installation or use; (v) protecting intellectual property rights concerned and (vi) keeping records of user log information for 60 days.
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

Certain of our consolidated VIEs, Shanghai Jifen, Anhui Zhangduan, Big Rhinoceros Horn, DragonS Information, and Rapid Information, as well as certain of Shanghai Jifen’s subsidiaries, i.e., Shanghai Tuile and Shanghai Xike, have obtained the Network Cultural Business Permits. The permits obtained by Shanghai Jifen and Shanghai Xike share the same business scope of operating music and entertainment products and animation products and will remain effective until November 7, 2022 and March 13, 2021, respectively, while the permit held by Anhui Zhangduan covers operating plays and internet shows, and will expire on May 21, 2023. Shanghai Tuile and Big Rhinoceros Horn hold Network Cultural Business Permits with a same business scope of operating music and entertainment products, game products (including issuance of virtual currencies in online games) and animation products and such permits will expire on May 31, 2021 and Januray 24, 2022, respectively. The Network Cultural Business Permit held by Shanghai Tuile is currently in the process of being renewed. DragonS Information holds a Network Cultural Business Permit whose business scope only covers game products (including issuance of virtual currencies in online games) and will expire on November 12, 2021. The business scope of the permit held by Rapid Informaiton includes operating music and entertainment products, game products (including issuance of virtual currencies in online games), operating internet plays and internet shows, and engaging in exhibitions and competition activities with regard to network cultural products and the expiration date of such permit is March 14, 2022.
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
On November 7, 2016, the SCNPC promulgated the
PRC Cybersecurity Law
, which took effect on June 1, 2017. The PRC Cybersecurity Law applies to the construction, operation, maintenance, and use of networks as well as the supervision and administration of Internet security in the PRC. The PRC Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging, and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrator of networks and network service providers, shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including:

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

•
strengthening management of information published by users. When the network operators discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies

On April 13, 2020, the CAC, together with 11 other government agencies, jointly issued the Cybersecurity Review Measures, or the Review Measures. The Review Measures, under which the scope of application, reporting procedures, evaluation factors and legal responsibilities are stipulated, was implemented on June 1, 2020 to replace the
Measures for Security Review of Cyber Products and Services (for Trial Implementation)
issued by the CAC on May 2, 2017. According to the Review Measures, if any operator of critical information infrastructure, or the CIIOs, which, according to the Answers to Questions on the Review Measures published by the CAC on April 27, 2020, shall include operators of telecommunication, purchases any network product or service which may bring potential risks to or may affect national security, shall apply for a cybersecurity review to be conducted by Cybersecurity Review Office.
In July 2020, the SCNPC released a draft data security law, or the Draft Data Security Law, for public comment. The Draft Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Draft Data Security Law also introduces a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data information.
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
Regulation on Privacy Protection
On December 28, 2012, the SCNPC enacted the
 Decision to Enhance the Protection of Network Information
, or the Information Protection Decision, to enhance the protection of User Personal Information in electronic form. The Information Protection Decision provides that Internet services providers must expressly inform their users of the purpose, manner and scope of the Internet services providers’ collection and use of User Personal Information, publish the Internet services providers’ standards for their collection and use of User Personal Information, and collect and use User Personal Information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that Internet services providers and their employees must keep strictly confidential User Personal Information that they collect, and that Internet services providers must take such technical and other measures as are necessary to safeguard the information against disclosure.
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
On January 5, 2015, the SAIC promulgated the
Measures on Punishment for Infringement of Consumer Rights
and recently amended on October 23, 2020, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected. Business operators may not: (i) collect or use personal information of consumers without their consent; (ii) unlawfully divulge, sell or provide personal information of consumers to others; (iii) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information.
In October 2020, the SCNPC released a draft Personal Information Protection Law, or the Draft Personal Information Protection Law, for public comment. The Draft Personal Information Protection Law provides for various requirements on personal information protection, including legal bases for data collection and processing, requirements on data localization and cross-border data transfer, requirements for consent and requirements on processing of sensitive personal information.

Regulations Related to Intellectual Property Rights
Trademarks
On August 23, 1982, the SCNPC promulgated the
 Trademark Law of the PRC
, or the Trademark Law, which was amended in 1993, 2001, 2013 and 2019. The
 Implementation Regulation for the Trademark Law
promulgated by the State Council came into effect on September 15, 2002 and was further amended on April 29, 2014.
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
As of December 31, 2020, we had registered 689 trademarks in the PRC, including the trademark for “Qutoutiao,” and filed 1,247 trademark applications in the PRC.
Patents
The National People’s Congress adopted
the Patent Law of the People’s Republic of China
in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively.
Under the newly issued version of the Patent Law, which will come into effect on June 1, 2021, a patentable invention or utility model must meet three conditions: novelty, inventiveness and practical applicability. A patentable design shall not be an existing design, nor shall any entity or individual has filed an application for the same design with the competent authorities prior to the filing date and recorded in the patent documents published after the filing date. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, means of nuclear transformation or substances obtained by means of nuclear transformation, etc. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications.
A patent is valid for a twenty-year term for an invention, a ten-year
term for a utility model and a fifteen-year term for a design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.
As of December 31, 2020, we have owned five patents and filed 66 patent applications in the PRC.
Copyrights
On September 7, 1990, The National People’s Congress promulgated the Copyright Law
, which took effect on June 1, 1991 and was amended in 2001, 2010 and 2020 (the 2020 amendment will come into effect on June 1, 2021). The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.
In order to further implement the
 Computer Software Protection Regulations
, promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the National Copyright Administration, or the NCA, issued the
 Computer Software Copyright Registration Procedures
 on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights. The China Copyright Protection Center shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Software Copyright Registration Procedures and the Computer Software Protection Regulations.
As of December 31, 2020, we had been granted 317 software copyrights and 26 artwork copyrights in the PRC.

Domain Names
The MIIT promulgated the
Measures on Administration of Internet Domain Names
, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the
Administrative
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
As of December 31, 2020, we were the registered holder of 252 domain names in the PRC.
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
Pursuant to the
Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment
, or the SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, October 10, 2018 and December 30, 2019, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of PRC companies and further improve the administration on foreign exchange settlement for FIEs.
On February 13, 2015, the SAFE promulgated the
Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment
, or the SAFE Circular 13, effective from June 1, 2015, which was recently amended on December 30, 2019. The SAFE Circulare 13 cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment. In addition, SAFE Circular 13 simplifies the procedure of foreign exchange-related registration, under which investors shall register with banks for direct domestic investment and direct overseas investment.
Regulations on Dividend Distribution
The principal laws and regulations regulating the dividend distribution of dividends by FIEs in the PRC include the
Company Law of the PRC
, as amended in 2018 and Foreign Investment Law promulgated by SCNPC on March 15, 2019 and recently came into effect on January 1, 2020 and its implementation regulations that took effect on the same day.
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
As of December 31, 2020, our wholly foreign-owned subsidiaries, Shanghai Quyun and Shanghai Zhicao, had incurred losses on an accumulated basis and would not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

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
Value-added Tax
The
Provisional Regulations of the PRC on Value-added Tax
, or the VAT Regulations, were promulgated by the State Council on December 13, 1993 and were most recently amended on November 19, 2017. The
Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax
(Revised in 2011) were promulgated by the Ministry of Finance on December 25, 1993 which was recently amended on October 28, 2011 (collectively with the VAT Regulations, the “VAT Law”). According to the VAT Law, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax. For taxpayers selling or importing goods other than those specifically listed in the VAT Law, the value-added tax rate is 17%.
On November 16, 2011, the Ministry of Finance, or the MOF, and the SAT, promulgated the
Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax
, to lay out main content of the pilot scheme for the reform of levying value-added tax in place of business tax. Further on March 23, 2016, the MOF and the SAT jointly promulgated the
Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax
, which became effective on May 1, 2016 and was most recently amended on March 20, 2019. Pursuant to the above mentioned notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.
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
On March 20, 2020, Shanghai Chenxing and Shanghai Luoshi performed record-filing for VAT tax invoice of software products and licenses software products and were subject to VAT rate of 13%. Besides that, as of December 31, 2020, our PRC subsidiaries, consolidated VIEs and their subsidiaries were generally subject to the VAT rates of 6%.
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
Regulations on Employment
Labor Law and Labor Contract Law
The Labor Law, which was promulgated on July 5, 1994 and most recently amended on December 29, 2018, and the
Labor Contract Law of the PRC
, or the Labor Contract Law, which took effect on January 1, 2008 and was amended on December 28, 2012, are primarily regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely. Violations of the Labor Contract Law and the Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.
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
In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares, including the
Circular on Issues Concerning the Individual Income Tax on Share-option Incentives
, or the Circular 461, which was promulgated and took effective on August 24, 2009. Under Circular 461 and other relevant laws and regulations, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Related to Mergers and Acquisitions and Overseas Listings
M&A Rules
On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the
Rules on Acquisition of Domestic Enterprises by Foreign Investors
, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, requires that offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.
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

Both Tianjin Shanshi Technology L.P. and Shanghai Xihu Cultural Transmission Co., Ltd. are controlled by Mr. Eric Siliang Tan.
(2)	We acquired Shanghai Dianguan in February 2018.
(3)	Include Beijing Qukandian, Shanghai Xike, Shanghai Tuile Information Technology Service Co., Ltd., Tianjin Quwen Internet Technology Co., Ltd, Shanghai Heitu and Shanghai Zheyun.
(4)	Ms. Min Gao and Ms. Wanting Xu held 60% and 40% equity interest in Big Rhinoceros Horn, respectively.
(5)	Mr. Zhongliang Pan and Mr. Mengdie Hua held 60% and 40% equity interest in Beijing Churun, respectively.
(6)	Ms. Wanting Xu and Ms. Min Gao held 60% and 40% equity interest in Anhui Zhangduan, respectively.
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

As a result of these contractual arrangements, we are the primary beneficiary of our consolidated VIEs and their subsidiaries. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP. In the opinion of King & Wood Mallesons, our PRC legal counsel:

•	the ownership structures of Shanghai Quyun and Shanghai Zhicao, or our WFOEs, and our consolidated VIEs in China, do not violate any applicable PRC law, regulation, or rule currently in effect; and

•
the contractual arrangements among our WFOEs, our consolidated VIEs and their respective shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

However, we have been further advised by our PRC legal counsel, King & Wood Mallesons, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law, or the 2015 Draft, for public review and comments. The 2015 Draft was replaced by the draft
Foreign Investment Law (2018)
, which was published by the SCNPC in December 2018 and further amended in January 2019. The new Foreign Investment Law was approved by the National People’s Congress on March 15, 2019 and came into effect recently on January 1, 2020. Among other things, the 2015 Draft expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the 2015 Draft, VIEs would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the relevant terms with regard to the VIE structure in the 2015 Draft have been removed in their entirety in the newly effective Foreign Investment Law and there are significant uncertainties as to how the control status of our consolidated VIEs would be determined under the Foreign Investment Law, and furthermore, whether any of the businesses that we currently operate or plan to operate in the future through any of our consolidated VIEs would be subject to any foreign investment restrictions or prohibitions under the “negative list” then effective.
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
Agreements that Provide Us with Effective Control over Our Consolidated VIEs and Their Subsidiaries
Equity Interest Pledge Agreements
. Pursuant to the equity interest pledge agreements, each shareholder of our consolidated VIEs has pledged all of such shareholder’s equity interest in such consolidated VIE as a security interest to respectively guarantee such consolidated VIE and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the voting rights proxy agreement, loan agreement, exclusive technology and consulting service agreement and exclusive option agreement. If our consolidated VIEs or any of their respective shareholders breaches their contractual obligations under these agreements, our WFOEs, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, our WFOEs’ rights include being paid in priority with the equity interest of the relevant consolidated VIE based on the monetary valuation that such equity interest is converted into or from the proceeds from auction or sale of the equity interest. Each of the shareholders of our consolidated VIEs agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of the relevant consolidated VIE, except for the performance of the relevant contractual agreement. Our WFOEs are entitled to receive dividends distributed on the equity interest of the relevant consolidated VIEs, and the shareholders of such consolidated VIE may receive dividends distributed on the equity interest only with prior written consent of Shanghai Quyun or Shanghai Zhicao, as applicable. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed and all secured indebtedness have been fully paid.

Voting Rights Proxy Agreements
. Pursuant to the voting rights proxy agreements, each shareholder of our consolidated VIEs has irrevocably authorized Shanghai Quyun or Shanghai Zhicao, as applicable, to exercise the following rights relating to all equity interests held by such shareholder in the relevant consolidated VIE during the term of the voting rights proxy agreement: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in the relevant consolidated VIE, including without limitation: (1) proposing and attending shareholders’ meetings of the relevant consolidated VIE; (2) exercising all the shareholder’s voting rights such shareholder is entitled to under the laws of China and the relevant consolidated VIE’s articles of association, including but not limited to designate and appoint on behalf of such shareholder the directors and other senior management members of the relevant consolidated VIE. Under most of the voting rights proxy agreements, during the period that each of our WFOEs and our consolidated VIEs remains in operation, the voting rights proxy agreements shall be irrevocable and continuously effective.
Spousal Consent Letters
. Pursuant to the spousal consent letters, each spouse unconditionally and irrevocably waives any rights or entitlements whatsoever to such shares and assets that may be granted to him or her pursuant to applicable laws and undertakes not to make any assertion of rights to such shares and assets. Each spouse agrees and undertakes that he or she will take all necessary actions to ensure the proper performance of the contractual arrangements, and will be bound by the contractual arrangements in case he or she obtains any equity of our consolidated VIEs due to any reason.
Agreements that Allow Us to Receive Economic Benefits from our Consolidated VIEs and Their Subsidiaries
Exclusive Technology and Consulting Service Agreements
. Under the exclusive technology and consulting service agreements, our consolidated VIEs appoint Shanghai Quyun or Shanghai Zhicao, as applicable, as their exclusive services provider to provide our consolidated VIEs with comprehensive technical support, business support and relevant consulting services during the term of the exclusive technology and consulting service agreements. In return, our WFOEs are entitled to receive a monthly service fee from the relevant consolidated VIEs at an amount to be determined at the sole discretion of our WFOEs. Our WFOEs shall have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of the exclusive technology and consulting service agreements. Under most of the execlusive technology and consulting service agreements, unless terminated in accordance with the provisions of the exclusive technology and consulting service agreements or in accordance with written decision of our WFOEs, the terms of the exclusive technology and consulting agreements are indefinate.
Agreements that Provide Us with the Option to Purchase the Equity Interest in our Consolidated VIEs
Loan Agreemen
t. Our WFOEs have entered into loan agreements with each shareholder of the relevant consolidated VIEs. Pursuant to the loan agreements, our WFOEs have granted an interest-free loan to each shareholder of the relevant consolidated VIEs, the amount of which are to be separately agreed to between our WFOEs and the relevant consolidated VIEs in writing, which may only be used by such shareholder for the purpose of capital contribution to such consolidated VIE as to its business development. Our WFOEs also have agreed to provide the relevant consolidated VIEs with unconditional financial support pursuant to the loan agreement. The shareholders of our consolidated VIEs pledge all of its share equity in the relevant consolidated VIE as security for the outstanding loans. Unless otherwise agreed by all the parties of the loan agreement, the term of the loan is the earlier of ten years, the end of our WFOEs’ operation or the end of the relevant consolidated VIEs’ operation. Our WFOEs also have the right to accelerate the date of maturity of such loans at their sole discretion. Upon maturity, our WFOEs or their designated third party may purchase the equity interests in the relevant consolidated VIEs held by the shareholders of such consolidated VIE at a price equal to the lowest allowable amount for a similar transaction pursuant to relevant PRC laws, rules and regulations instead of cash repayment. The loan agreements also prohibit the shareholders of our consolidated VIEs from entering into any transactions that could materially affect the assets, liabilities, interests or operations of such consolidated VIE or its subsidiaries without prior written consent from the relevant WFOE.

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
Our corporate headquarters are located in Shanghai, China, where we leased approximately 7,969 square meters of office space as of December 31, 2020. We also maintained other leased offices in Beijing, Wuhu City in Anhui Province, Guangzhou in Guangdong Province and Tianjin totaling approximately 6,664 square meters. We believe that we will be able to obtain adequate facilities, principally by lease, to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
On July 14, 2020, September 28, 2020, December 11, 2020 and February 12, 2021, we received comment letters from the staff of the SEC with respect to our annual report on the Form 20-F for the fiscal year ended December 31, 2019, or the 2019 annual report. We filed responses on August 10, 2020, October 27, 2020, December 28, 2020 and March 11, 2021, respectively. The principal unresolved comment relates to certain related party transactions. As of the date of this annual report, we have not received confirmation from the staff of the SEC that the review process relating to the 2019 annual report has been completed. If we receive additional comments from the staff, we intend to resolve such additional comments promptly.

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
Overview
We operate innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to our users. Our eponymous flagship mobile application,
Qutoutiao
, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors.
Qutoutiao
has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy
Qutoutiao
’s fun and entertainment-oriented content as well as its social-based user loyalty program. Midu, first launched in May 2018 as
Midu Novels
and with an alternative version
Midu Lite
launched one year later, pioneered the provision of free online literature supported by advertising. It has grown tremendously and has led the free online literature industry since inception. Our mobile applications have rapidly gained popularity since launch, reaching combined average MAUs of approximately 124.7 million, combined average DAUs of approximately 32.3 million and average daily time spent per DAU of approximately 50.3 minutes in the three months ended December 31, 2020.
Our sizeable and engaged user base has provided us with strong monetization potentials. We currently generate revenue primarily by providing advertising and marketing services. We place advertisements on the main pages, topic pages as well as content pages of our mobile applications. When we first commenced our business, we collaborated with various third-party advertising platforms to place advertisements on our mobile applications and derived a large percentage of our revenues from a limited number of customers. To reduce the concentration risk and to build our in-house
advertising platform which was becoming necessary in order to support the rapid growth of our business, we acquired an advertising agent in February 2018 that operated a programmatic advertising system. Upon full integration with our internal resources and with continuous R&D investments, we have developed it into a technology driven system that has powered our advertising solutions while reducing the use of third-party advertising platforms.
We also sell advertising and marketing solutions to advertising agents or advertising customers directly. Our differentiated user base represents an attractive demographic target for businesses. We launched our new integrated and customized marketing solution services to our customers in 2019 to enhance our monetization ability.
We also generate revenue by providing agent and platform service between the advertising customers and third-party advertising platforms. We are increasing the variety of content formats offered by our mobile applications to capture additional monetization opportunities. The new content formats include paid content such as memberships to our online literature platforms, online games, live-streaming, and short videos.
Our net revenues have increased rapidly from RMB3,022.1 million in 2018 to RMB5,570.1 million in 2019, and slightly decreased to RMB5,285.2 million (US$810.0 million) in 2020 primarily due to our strategy to balance operational efficiency and sustainable growth. We have incurred net losses attributable to Qutoutiao Inc. of RMB1,942.6 million in 2018, RMB2,688.7 million in 2019, and RMB1,104.4 million (US$169.3 million) in 2020.
Non-GAAP
net losses attributable to Qutoutiao Inc., which represented net losses attributable to Qutoutiao Inc. before share-based compensation expenses, were RMB990.9 million in 2018, RMB2,416.7 million in 2019, and RMB641.2 million (US$98.3 million) in 2020.
Key Factors Affecting Our Results of Operations
We believe the most significant drivers for our revenues are user engagement and our ability to monetize. On the other hand, we believe the most significant drivers behind our costs and expenses are those related to our user acquisition and engagement efforts, and to a lesser extent R&D and content procurement.
User Base and Level of Engagement
The growth of our revenue is affected by the size of our user base and the level of engagement of our users, which contribute to our ability to attract advertising customers to our advertising and marketing services. An increase in the number of DAUs and the amount of time they spend on our platform will lead to increase in the number of advertisements served and potential clicks and impressions from users. User engagement in turn will depend on the quality and attractiveness of content on our platform and our continued ability to fine tune our understanding of users to deliver content that is most likely to interest them. Our ability to maintain high user engagement will also be affected by our planned introduction of new content formats, users’ reception to them and the growth in the volume of such content. Users’ engagement with these new content formats will not only help drive demand for our advertising and marketing services but also create further monetization opportunities.

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
Cost of User Acquisition and Engagement
We offer loyalty programs on our mobile applications. The cost of users’ loyalty points associated with our user loyalty programs is recognized as sales and marketing expenses. A majority of such cost of users’ loyalty points is currently associated with engagement-based loyalty points to promote user engagement and retention, with the remainder related to referral-based loyalty points to acquire new users. We design our user loyalty programs to ensure the cost of the loyalty points provided is appropriate in relation to the overall economics of our business model. Our ability to operate loyalty programs effectively will have an effect on our results of operations. We also engage a variety of other online and offline marketing channels to acquire users and promote brand awareness in combination with our user loyalty programs. These efforts may also affect our overall user acquisition and engagement costs in the future.
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

Impact of the
COVID-19
Pandemic
The
COVID-19
pandemic has impacted and may continue to impact our results of operations. The
COVID-19
pandemic has negatively affected the global and Chinese economy as well as the advertising market in China since the beginning of 2020, and put constraint on the advertising budget of our advertising customers. However, due to our continual efforts in optimizing our loyalty program and traffic acquisition strategy and our ability to enrich the content we offer, we managed to narrow our net loss significantly on a year-over-year basis. Our net loss decreased from RMB2,689.3 million for the year ended December 31, 2019 to RMB1,105.2 million (US$169.4 million) for the year ended December 31, 2020. We believe our focus on performance-based advertising could position us better than those offering traditional brand-based or impression-based advertising, as advertising customers would value the measurability of return on investment in performance-based advertising, especially in weak market.
We have been closely monitoring the impact of
COVID-19
on macro economy and advertising market in general, as well as the impact on our business, results of operations and financial condition. The extent to which
COVID-19
may continue to impact our results is uncertain and difficult to predict and will depend on future developments, including the duration, severity and reach of the
COVID-19
pandemic, and actions taken to contain the outbreak or treat its impacts. For additional details, see “Item 3. Key Information—D. Risk Factors—Any catastrophe, including natural catastrophes and outbreaks of health pandemics and other extraordinary events, could disrupt our business operation. For example, the
COVID-19
pandemic may have a material adverse effect on our business, results of operations and financial condition, as well as the trading price of the ADSs.”
Key Operating Metrics
We regularly review a number of key operating metrics to evaluate our business and measure our performance. The table below sets forth key operating metrics relating to our mobile applications.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2019				2020
	(in millions, except for daily time spent data)
Combined Average MAUs during the period	111.4	119.3	133.9	137.9	138.3	136.5	120.5	124.7
Combined Average DAUs during the period	37.5	38.7	42.1	45.7	45.6	43.0	39.7	32.3
New Installed Users	108.7	113.7	119.9	123.0	109.2	132.2	67.3	50.3
Average daily time spent per DAU during the period (minutes)	62.1	60.0	61.3	59.4	62.4	55.2	55.3	50.3

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2019				2020
	(in RMB)
Average net revenue per DAU per day	0.33	0.39	0.36	0.39	0.34	0.37	0.31	0.44
User Engagement Expenses per DAU per day	0.17	0.13	0.14	0.14	0.12	0.12	0.07	0.05
User Acquisition Expenses per New Installed User	6.21	6.93	6.58	5.54	4.60	3.30	5.73	7.89
We view combined average MAUs and combined average DAUs as measures of the size of active user base and user engagement. Combined average MAUs and combined average DAUs rapidly increased on a quarter-over-quarter basis in 2019 mainly driven by our user loyalty programs, light entertainment-oriented content and content recommendation technology. Combined average MAUs and combined average DAUs generally experienced a downward quarterly trend in 2020 primarily because we paid closer attention to the quality and profile of our user base than to its absolute size and growth. Since we had a lower level of combined average MAUs and combined average DAUs in 2020 than in 2019, our advertising and marketing revenue decreased on a year-over-year basis.
We monitor the number of new installed users to evaluate the growth of our user base. The decrease in the number of new installed users in 2020, especially the second half of 2020, was primarily due to the shift of our strategy to focus more on acquiring higher quality users rather than simply growing the number of our users.

We monitor average daily time spent per DAU to measure the level of user engagement on our platform. The decrease in average daily time spent per DAU on a quarter-over-quarter basis was primarily due to the churn of our user base which resulted in the exit of users who were on the platform primarily to earn loyalty points and spent more than average time on the platform, and therefore we do not believe that the decrease in adverage daily time spent per DAU had any material negative impact on our advertising and marketing revenue.
We monitor average net revenues per DAU per day, or ARPU, to measure our ability to monetize. In general, we had a lower level of ARPU in 2020 compared with 2019 primarily due to the depressed advertising market environment as a result of COVID-19, which correlates with the decrease in our advertising and marketing revenue on a year-over-year basis. We saw improvement in ARPU in the second half of 2020 compared with the first half primarily due to the church of our user base which resulted in the exit of users who were on the platform primarily to earn loyalty points and therefore generated less than average ARPU for us.
We use user engagement expenses per DAU per day to measure our user engagement efforts and reliance on loyalty programs. As we have improved the quality of the content on our mobile applications and refined the algorithms to push personalized content, we gradually reduced our reliance on the loyalty programs, which led to continual decrease in the user engagement expenses per DAU per day. The decrease in such metric was also due to the churn of our user base which resulted in the exit of users who were on the platform primarily to earn loyalty points.
We use user acquisition expenses per new installed user to measure our efforts to acquire new users. Such metric was higher in the second and third quarters of 2019 primarily due to intense competition. We switched to acquisition channels of lower cost in the first half of 2020, which resulted in lower user acquisition expenses per new installed user in such period. Since the effect of such new acquisition channels did not meet our expectations, we opted for better acquisition channels to acquire higher quality users in the second half of the 2020, which led to an increase in such metric.
Key Components of Our Results of Operations
Revenues
We generate most of our revenues from advertising and marketing services. The following table sets forth a breakdown of our revenues, both in absolute amount and as a percentage of our net revenues, for the years indicated.

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Advertising and marketing revenues	2,814,258	93.1	5,415,321	97.2	5,046,835	773,461	95.5
Other revenue	207,888	6.9	154,760	2.8	238,360	36,530	4.5

Net revenues	3,022,146	100.0	5,570,081	100.0	5,285,195	809,991	100.0

(1)	Revenues from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Advertising and marketing revenues	17,447	473,216	250,875	38,448
Other revenue	29,597	—	—	—
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
Other revenue also includes revenues from live-streaming and online games. We started to offer live-streaming content in January 2019. Users can access our mobile applications and view the live-streaming content for free. We generate revenues when users purchase and send in-show
virtual items to broadcasters, and when users become members by paying membership fees. Game related revenues are mostly generated from the consumption of virtual items by game players through our platform and from the placement of advertising. We generally offer mobile games developed by third-party game developers non-exclusively,
and we share payments from users or advertisers with such game developers.
Revenue from the sale of merchandise by suppliers through the marketplace on
Qutoutiao
was also included in other revenue prior to the termination of its operation in 2019. A user paid the purchase price for a merchandise to us. We deducted our commission related to the merchandise and remitted the remainder to the relevant merchandise supplier.
Cost of Revenues
Cost of revenues consists primarily of (i) bandwidth and server costs, (ii) costs incurred to vendors and suppliers for advertising and marketing services, (iii) content procurement costs paid to third-party professional media companies and freelancers, (iv) direct cost related to in-house
content, rental cost, depreciation, salary and welfare for cost personnel and other miscellaneous costs, (v) costs incurred for mobile gaming and live streaming content, and (vi) cultural development fee and surcharges. We are subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate prior to June 30, 2019 was 3% of the net advertising revenues, and was changed to 1.5% from July 1, 2019 to December 31, 2024 according to relevant preferential tax policy. Due to the COVID-19 pandemic, we were exempted from the cultural development fee for 2020 and such exemption period has been further extended till December 31, 2021.

(1)	Cost of revenues from transactions with related parties are set forth below for the years indicated:

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues-related party	6,020	0.2	42,412	0.8	31,051	4,759	0.6

Operating Expenses
The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the years indicated.

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses (1) :
Research and development expenses	270,108	8.9	926,232	16.6	947,871	145,268	17.9
Sales and marketing expenses	3,250,038	107.5	5,489,708	98.6	3,381,561	518,247	64.0
General and administrative expenses	980,725	32.5	267,033	4.8	392,815	60,202	7.4

Total operating expenses	4,500,871	148.9	6,682,973	120.0	4,722,247	723,716	89.3

(1)	Operating expenses from transactions with related parties are set forth below for the years indicated:

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development-related party	—	—	—	—	—	—	—
Sales and marketing-related party	23,671	0.8	3,284	0.1	4,192	642	0.1
General and administrative-related party	—	—	—	—	—	—	—
Research and Development Expenses
. Our research and development expenses consist primarily of salaries and benefits for our research and development personnel, including share-based compensation, rental expenses, IT service fees and deprecation of office premise and servers utilized by our research and development personnel.
Sales and Marketing Expenses
.
Our sales and marketing expenses consist primarily of user engagement expenses, user acquisition expenses and other sales and marketing expenses.
User engagement expenses consist of the costs of engagement-based loyalty points associated with our user loyalty programs to promote user engagement and retention for our mobile applications. Cost of users’ loyalty points is comprised of amount of loyalty points redeemed by users during a specific period and the change in estimated liabilities as to accumulated unredeemed loyalty points during such period. Pursuant to our user agreements, we can adjust at any time the minimum amount of loyalty points that must be earned before users can redeem their loyalty points. As such, change to such threshold in any specific period will affect the amount of sales and marketing expenses recorded during such period. For additional information on the accounting policy of our loyalty programs, see “— Critical Accounting Policies, Judgments and Estimates — User Loyalty Programs.”
User acquisition expenses consist of the costs of both
word-of-mouth
referrals and third-party marketing.
Other sales and marketing expenses represent advertising and marketing expenses through third-party online and offline channels to promote brand recognition, short mobile messaging expenses and salaries and benefits for our sales and marketing personnel, including share-based compensation.
General and Administrative
Expenses
. Our general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel, including share-based compensation, office expense and professional service fees.

Share-based Compensation
The following table sets forth the effect of share-based compensation expenses on our operating cost and expenses line items, both in an absolute amount and as a percentage of our revenues, for the years presented.

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	5,711	0.2	6,190	0.1	12,904	1,978	0.3
Research and development expenses	29,623	1.0	138,792	2.5	204,333	31,315	3.9
Sales and marketing expenses	9,538	0.3	45,041	0.8	86,656	13,281	1.6
General and administrative expenses	906,754	30.0	81,955	1.5	159,320	24,417	3.0

Total	951,626	31.5	271,978	4.9	463,214	70,991	8.8

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
On March 20, 2020, Shanghai Chenxing and Shanghai Luoshi performed record-filing for VAT tax invoice of software products and licenses software products and were subject to VAT rate of 13%. Besides that, our revenues are subject to value-added tax at a rate of approximately 6%. The provision of advertising services in China is subject to a cultural development fee. The fee was charged at an applicable rate of 3% of the net advertising revenues prior to June 30, 2019, which was reduced to 1.5% commencing on July 1, 2019, according to a preferential tax policy issued on June 12, 2019 by the government of Shanghai. The preferential policy is said to be in effect until December 31, 2024. Moreover, pursuant to the Announcement on the Supporting Tax and Fee Policy for Film Industry and Other Industries issued by MOF and SAT on May 13, 2020, the cultural development fee was waived from January 1, 2020 till December 31, 2020. Pursuant to the Announcement on the Extension of Certain Tax Preferential Policies in Response to COVID-19 Epidemic, the exemption period of the cultural development fee was extended till December 31, 2021.
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
In accordance with the contractual agreements among our WFOEs, our consolidated VIEs and the respective shareholders of our consolidated VIEs, we have the power to direct activities of our consolidated VIEs, and can have assets transferred out of our consolidated VIEs. Therefore, we consider that there is no asset in our consolidated VIEs that can be used only to settle obligations of our consolidated VIEs, except for registered capital as of December 31, 2018, 2019 and 2020. As our consolidated VIEs were incorporated as limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of our company for all the liabilities of our consolidated VIEs.
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
Revenue Recognition
The following is a description of our principal activities from which we generate our revenue under ASC 606.
(i) Advertising and marketing
Our main revenue generating activity is the provision of online advertising and marketing services. We generate revenue from performing specific actions, i.e. an optimized cost per thousand impressions (“oCPM”) or optimized cost per click (“oCPC”) basis or related advertising and marketing services. Revenue is recognized on an oCPM or oCPC basis as impressions or clicks are delivered, or when related advertising and marketing services are performed.
Whether revenues should be reported on a gross or net basis is determined by an assessment of whether we are acting as the principal or an agent in the transaction. In determining whether we act as the principal or an agent, we follow the accounting guidance for principal-agent considerations. Such determination involves judgment and is based on evaluation of the terms of each arrangement.
a. Advertising and marketing services provided to advertising customers
Before February 2018, we engaged certain advertising customers through a third-party advertising agent (“advertising agent”). In the arrangement with this advertising agent, it served as our sales agent in selling our advertising solutions to other second-tier advertising agents. The end advertisers are our customers as they specifically selected
Qutoutiao
to place their advertisement and our performance obligation is to provide the underlying advertising display services. The advertising agent generally earns a commission of approximately 2% on average of the advertising and marketing revenues in the arrangement in return for providing bidding system for placement on
Qutoutiao
, which we recognize as cost of revenues. We provide advertising and marketing services to advertising customers and recognizes advertising and marketing revenues on a gross basis as impressions or clicks are delivered.
We receive refundable advance payments from advertising customers through this advertising agent and reconcile the advertising and marketing revenue with this advertising agent. If the advance payment deposited in us is not ultimately used for the advertisement on
Qutoutiao
, we refund the advance payment back to advertising customers through this advertising agent.
In February 2018, we acquired 100% equity interests of this advertising agent with a total consideration of RMB 15.0 million. Since the acquisition, we have effectively been providing advertising and marketing services to these advertising customers directly and continue to recognize revenue on a gross basis as impressions or clicks are delivered.

Besides this arrangement, we also provide advertising and marketing services to advertising customers directly.
Starting from 2019, the placement of the advertising customers’ advertisements is not restricted to be only on
Qutoutiao
’s application. When advertisements cannot be placed on
Qutoutiao
due to capacity limit or bidding, we have the discretion to choose a media platform for advertisement placement. We determined that we are the principal to the advertising customer when we (1) are the primary obligor ultimately responsible for delivering advertising and marketing services to the advertising customers, (2) have the discretion in pricing and (3) take certain risks of loss due to the different settlement methods between the media platform and advertising customers. Hence, we recognize the revenue on a gross basis.
In May 2019, we also started a new advertising and marketing service by providing integrated marketing solution to our customers based on their customized needs. The services include but are not limited to designing and executing a systematic marketing plan online and offline, coming up with best solutions for online promotion of the customers’ mobile application by selecting appropriate advertisement platforms, designing the advertisement clips, monitoring advertisement effects and organize offline marketing campaigns. We pay the vendors or suppliers when costs are incurred and advertisements are displayed while we charge the service fees to the customers based on specified achievements, i.e., gross merchandise volume (“GMV”) which revenue is recognized based on the number of first effective purchases, or optimized cost per action (“oCPA”) basis which revenue is recognized based on the number of registered new users. We are the principal ultimately responsible for delivering the integrated marketing services to the customers in the arrangement. We have the discretion in pricing and take certain risks of loss as the results cannot be guaranteed while costs are incurred. We recognize the integrated marketing services revenue at gross based on GMV or oCPA basis and recognize incurred expenses to vendors or suppliers as cost of revenue.
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
We may also enter into contracts that include various combinations of virtual items and privileges, such as priority speaking rights or special symbols, which are generally capable of being distinct and accounted for as separate performance obligations, such as the VIP member program. Judgments are required as follow: (1) determining whether those virtual items and privilege are considered distinct performance obligations that should be accounted for separately versus together, (2) determining the standalone selling price for each distinct performance obligation, and (3) allocation of the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as we do not sell the virtual item or privilege separately, we determine the standalone selling price based on pricing strategies, market factors and strategic objectives. We recognize revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For consumable virtual items, revenue is recognized immediately when the virtual item is used. For durable virtual items, revenue is recognized over the estimated user relationship periods. For the year ended December 31, 2020, the VIP membership program was not material.

c. Online games
We generate revenues from offering virtual items in online games developed by third parties to game players. Users play games on our various mobile applications free of charge and are charged for purchases of consumable virtual items, which can be utilized in the online games to enhance their game-playing experience.
Pursuant to contracts signed between the respective game developers and us, although game developers own the copyrights and other intellectual property of the games, in general we control the games and take the main responsibilities to operate the games, maintain a functioning gaming environment for the players, set the pricing of virtual items, collect the in-game
purchase payment from the players and share the revenue based on a pre-agreed
scheme to the game developers. The users make the purchases in the games operated and managed by us and we provide the game services to the users. Accordingly, we are the principal in the arrangements. The revenues derived from these online games are recorded on a gross basis and the amounts paid to game developers are recorded as cost of revenue.
Online games revenue is recognized immediately when the consumable virtual item is purchased and used. We do not have further obligations to the user after the virtual items are consumed immediately.
In addition, we sell the advertisement spots placed in the online games to the advertisers and gets paid based on views or clicks. The advertisement price is negotiated and determined by us with a shared fee to be paid to the game developer. Similar to the advertising and marketing service provided to advertising customers described above, we are the principal in the arrangement and revenue is recognized on a gross basis as clicks or impressions are delivered with fees paid to game developers as cost of revenue.
d. Online marketplace service
We operate an online marketplace which users can access merchandise offered by third-party merchandise suppliers. The suppliers are our customers as these suppliers are the primary obligor to provide goods and delivery service to the users and our performance obligation is to provide matching service for the suppliers. We act as an agent in this transaction and recognize revenue when the matching service is completed. We settle the payment with suppliers on a monthly basis.
User Loyalty Programs
We have loyalty programs for registered users primarily in our mobile applications
Qutoutiao
and
Midu
to enhance user engagement and loyalty and incentivize
word-of-mouth
referrals. Through the programs, we give users loyalty points and in certain cases cash credits for taking specific actions. Such actions primarily include referring new users to register on the platforms or through the viewing or sharing of content, providing valuable comments and encouraging inactive users to continue to use the platforms. The cost of users’ loyalty points is recognized as sales and marketing expenses in the consolidated statements of operations and comprehensive loss.
On
Qutoutiao
, registered users can redeem earned rewards, which are in a form of cash credits reflecting the same amount of cash value, upon redemption. We offer our users the flexibility to choose a number of rewards payment options, including i) online cash out, when the cash credits balance exceeds a certain cash out threshold or at a lower cash out threshold if users log on
Qutoutiao
for a certain number of consecutive days, ii) purchasing virtual items in live streaming and online games, and iii) purchasing merchandise through
Qutoutiao
’s online marketplace. On
Midu
, the loyalty program is operated in a similar manner as
Qutoutiao
.
We also have a number of other loyalty programs for various applications. As of December 31, 2020, the loyalty program volume associated with these applications are immaterial.
For
Qutoutiao
’s loyalty program, prior to May 2018 the user’s agreement provides that rewards expire after one month. However, we may, at our discretion, provide rewards to our users even after one month expiration period. Starting from May 2018, rewards to our users are cleared from their accounts and will not be redeemable after the users have been inactive for 90 days. Other loyalty programs also have similar rewards clearing policies after the users have been inactive for up to 90 days.

Our experience indicates that a certain portion of loyalty points is never redeemed by our registered users, which we refer to as a “breakage.” The liability accrued for the reward is reduced by the estimated breakage that is expected to occur. We estimate breakage based upon analysis of relevant reward history and redemption pattern as well as considering the expiration period of the rewards under our user agreements. In the assessment of breakage, each individual user’s account is categorized into certain pools of different ranges of outstanding rewards, and then further grouped into certain sub-groups
on the basis of inactive days. The past loyalty point redemption pattern in those sub-groups
was used to estimate the respective breakage for the outstanding loyalty points in each sub-group
at each period end. For the years ended December 31, 2018, 2019 and 2020, total costs related to the users’ rewards granted (before estimated breakage) amounted to RMB2,207.8 million, RMB2,708.2 million and RMB1,663.9 million (US$255.0 million), respectively, and total loyalty points redeemed amounted to RMB1,973.5 million, RMB2,514.8 million and RMB1,509.3 million (US$231.3 million), respectively. We also reversed accrued rewards of users who have not been active for the period specified in accordance with our rewards clearance policies, which amounted to non-cash
adjustments of RMB196.3 million, RMB293.5 million and RMB213.9 million (US$32.8 million) for the years ended December 31, 2018, 2019 and 2020, respectively, and recorded as a reduction of sales and marketing expense. As of December 31, 2018, 2019 and 2020, the total estimated breakage not accrued approximated to RMB59.1 million, RMB36.5 million and RMB27.8 million (US$4.3 million), respectively. For the years ended December 31, 2018, 2019 and 2020, rewards consumed by purchasing the virtual items in live-streaming and online games amounted to nil, RMB18.0 million and RMB35.8 million (US$5.5 million), respectively. The consumption was recorded as a reduction of revenue.
Once the amount of accumulated unredeemed rewards for an individual user exceeds the cash out threshold or the continuous log-on
criteria is reached, we reclassify the balance as registered users’ loyalty payable in consolidated balance sheet as a monetary liability and reverses the amount of breakage originally assumed. The registered users’ loyalty payable is derecognized only if (1) we pay the user and are relieved of our obligation for the liability by paying the users, including delivery of cash or (2) we are legally released from the liability.
The actual cost to settle the estimated liability may differ from the estimated liability recorded. As of December 31, 2019 and 2020, users’ reward recorded in registered users’ loyalty payable were RMB134.1 million and RMB72.6 million (US$11.1 million), respectively, and estimated users’ rewards recorded in accrued liabilities related to users’ loyalty programs were RMB89.2 million and RMB100.1 million (US$15.3 million), respectively.
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
Option granted to
non-employee
For share-based awards granted to non-employees, we account for the related share-based compensation expenses in accordance with ASC subtopic, 505-50 (“ASC 505-50”), Equity-Based Payments to Non-Employees. Under the provision of ASC 505-50, our options issued to non-employees are measured based on fair value of the options which are determined by using the binomial option pricing model. These options are measured as of the earlier of the date at which either: (1) commitment for performance by the non-employee has been reached; or (2) the non-employee’s performance is complete. Subsequent to the completion of the performance, the share-based
award is assessed in accordance with ASC 815 to determine whether the award meets the definition of a derivative. In 2020, we adopted ASU 2018-07, and from the adoption date we applied the same guidance to both employee and nonemployee share-based
awards, which nonemployee share-based payment equity awards are measured at the grant-date fair value of the equity instruments, similar to employee share-based payment equity awards.
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
The fair values of share options granted during the years ended December 31, 2018, 2019 and 2020 were estimated using the following assumptions:

	2018	2019	2020
Expected volatility (1)	50.71% ~ 51.25%	49.92% ~ 50.65%	57.77% ~ 58.65%
Risk-free interest rate (2)	2.83% ~ 3.15%	1.80% ~ 2.52%	0.82% ~ 1.09%
Exercise multiple	2.8	2.8	2.8
Expected dividend yield (3)	0.00%	0.00%	0.00%
Contractual term	10	10	10
Expected forfeiture rate (post-vesting)	0.00% ~ 20.00%	0.00% ~ 20.00%	0.00% ~ 20.00%
Fair value of the common share on the date of option grant (RMB)	122.52 ~ 153.23	94.96 ~ 310.64	41.50 ~ 77.78

(1)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
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
The following table sets forth the fair value of options and ordinary shares estimated at the dates of option grants indicated below with the assistance from an independent valuation firm prior to our initial public offering:

Date of Options Grant	Options/ Restricted Shares Granted	Exercise Price		Fair Value of Option/ Restricted Shares		Fair Value of Ordinary Shares		Discount for Lack of Marketability	Discount Rate	Type of Valuations
January 3, 2018	15,937,500		—	US$	8.0401	US$	8.0401	14.0%	28.0%	Contemporaneous
February 28, 2018	2,004,725	US$	0.0001	US$	19.3517	US$	19.3518	13.5%	23.0%	Contemporaneous
March 31, 2018	137,685	US$	0.0001	US$	20.3320	US$	20.3321	13.0%	23.0%	Contemporaneous
June 30, 2018	750,610	US$	0.0001	US$	23.1428	US$	23.1429	8.0%	22.1%	Contemporaneous
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
In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business enterprise value, or BEV, and then allocated the BEV to each element of our capital structure (convertible preferred shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if
converted basis. Increasing probability was assigned to the mandatory conversion scenario during 2018 in light of preparations for our initial public offering.
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

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share and per share data)
Revenues (1) :
Advertising and marketing revenues	2,814,258	93.1	5,415,321	97.2	5,046,835	773,461	95.5
Other revenue	207,888	6.9	154,760	2.8	238,360	36,530	4.5

Net revenues	3,022,146	100.0	5,570,081	100.0	5,285,195	809,992	100.0
Cost of revenues (2)	(503,613)	(16.7)	(1,640,632)	(29.5)	(1,674,416)	(256,616)	(31.7)
Gross profit	2,518,533	83.3	3,929,449	70.5	3,610,779	553,376	68.3
Operating expenses (2) :
Research and development expenses	(270,108)	(8.9)	(926,232)	(16.6)	(947,871)	(145,268)	(17.9)
Sales and marketing expenses	(3,250,038)	(107.5)	(5,489,708)	(98.6)	(3,381,561)	(518,247)	(64.0)
General and administrative expenses	(980,725)	(32.5)	(267,033)	(4.8)	(392,815)	(60,202)	(7.4)

Total operating expenses	(4,500,871)	(148.9)	(6,682,973)	(120.0)	(4,722,247)	(723,716)	(89.3)

Other operating income	725	0.0	30,292	0.5	79,298	12,153	1.5

Loss from operations (3)	(1,981,613)	(65.6)	(2,723,232)	(48.9)	(1,032,169)	(158,187)	(19.5)
Interest income	27,087	0.9	48,440	0.9	10,419	1,597	0.2
Interest expense	—	—	(26,878)	(0.5)	(38,143)	(5,846)	(0.7)
Foreign exchange related gains/(loss), net	4,134	0.1	1,869	0.0	(7,183)	(1,101)	(0.1)
Investment income/(loss)	4,215	0.1	6,327	0.1	(31,788)	(4,872)	(0.6)
Other income/(expenses), net	(69)	0.0	9,049	0.2	(7,309)	(1,120)	(0.1)

Loss before income taxes	(1,946,247)	(64.4)	(2,684,425)	(48.2)	(1,106,174)	(169,529)	(20.9)
Income tax benefit/(expense)	401	0.0	(4,843)	(0.1)	1,007	154	0.0

Net loss	(1,945,846)	(64.4)	(2,689,268)	(48.3)	(1,105,166)	(169,374)	(20.9)

Net loss attributable to non-controlling interests	3,275	0.1	587	0.0	728	112	0.0

Net loss attributable to Qutoutiao Inc.	(1,942,572)	(64.3)	(2,688,681)	(48.3)	(1,104,439)	(169,263)	(20.9)

(1)	Revenues from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Advertising and marketing revenue	17,447	473,216	250,875	38,448
Other revenue	29,597	—	—	—

(2)	Cost of revenues and operating expenses from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	6,020	0.2	42,412	0.8	31,051	4,759	0.6
Research and development expenses	—	—	—	—	—	—	—
Sales and marketing expenses	23,671	0.8	3,284	0.1	4,192	642	0.1
General and administrative expenses	—	—	—	—	—	—	—

(3)
We recognized share-based compensation expenses of RMB951.6 million, RMB272.0 million and RMB463.2 million (US$71.0 million) in 2018, 2019 and 2020, respectively. Share-based compensation expenses in 2018 included RMB864.7 million that relates to certain ordinary shares beneficially owned by certain of our co-founders
that became restricted pursuant to share restriction deeds entered into by them in January 2018 and fully vested upon completion of our initial public offering in September 2018.

Comparison of Year Ended December 31, 2020 and Year Ended December 31, 2019
Revenues.
Our net revenues decreased from RMB5,570.1 million in 2019 to RMB5,285.2 million (US$810.0 million) in 2020 primarily due to a decrease in our advertising and marketing revenues from RMB5,415.3 million in 2019 to RMB5,046.8 million (US$773.5 million) in 2020, partially offset by an increase in our other revenue from RMB154.8 million in 2019 to RMB238.4 million (US$36.5 million) in 2020. Decrease in our advertising and marketing revenues was primarily due to our strategy to balance operational efficiency and sustainable growth. The number of advertising clicks decreased by 7% from 2019 to 2020 and the revenue per click remained the same, which led to a decrease in our advertising and marketing revenues charged on oCPC basis. Increase in our other revenue was primarily due to the increase of revenues from live-streaming, and, to a lesser extent, revenues from
Midu
’s membership services and online game services.
Cost of Revenues.
Our cost of revenues increased from RMB1,640.6 million in 2019 to RMB1,674.4 million (US$256.6 million) in 2020 primarily due to increases in content procurement costs and costs related to revenue-sharing arrangements with content providers such as game developers; partially offset by the decreases in bandwidth and IT infrastructure costs, salaries and benefits associated with content management personnel. Cost of revenues as a percentage of our net revenues increased from 29.5% in 2019 to 31.7% in 2020. Share-based compensation expenses recognized in cost of revenues increased from RMB6.2 million in 2019 to RMB12.9 million (US$2.0 million) in 2020.
Gross Profit.
Our gross profit increased from RMB3,929.4 million in 2019 to RMB3,610.8 million (US$553.4 million) in 2020.
Operating Expenses
. Our total operating expenses increased from RMB6,683.0 million in 2019 to RMB4,722.2 million (US$723.7 million) in 2020.

•
Research and development expenses. Our research and development expenses increased from RMB926.2 million in 2019 to RMB947.9 million (US$145.3 million) in 2020. The increase was primarily due to the increase in share-based compensation, partially offset by the decrease in salaries and benefits. Share-based compensation expenses recognized in research and development expenses increased from RMB138.8million in 2019 to RMB204.3 million (US$31.3 million) in 2020. Research and development expenses as a percentage of our net revenues increased from 16.6% in 2019 to 17.9% in 2020.

•
Sales and marketing expenses. Our sales and marketing expenses decreased from RMB5,489.7 million in 2019 to RMB3,381.6 million (US$518.2 million) in 2020. The decrease was primarily due to decreases in user acquisition expenses and user engagement expenses, as we continuously optimize our loyalty program and traffic acquisition strategy.

User engagement expenses decreased from RMB2,137.8 million in 2019 to RMB1,392.6 million (US$213.4 million) in 2020, primarily due to our ongoing efforts in optimizing user engagement expenses for our loyalty program, as well as the enhanced content algorithm facilitated by our AI platform that aims to match the content much more precisely with users’ personalized needs. User engagement expenses as a percentage of net revenues decreased from 38.4% in 2019 to 26.3% in 2020.
User acquisition expenses decreased from RMB2,932.4 million in 2019 to RMB1,720.7 million (US$263.7 million) in 2020, which was primarily due to a decrease in the cost of word-of-mouth
referrals and our more efficient spending in third-party channels.
Other sales and marketing expenses decreased from RMB419.5 million in 2019 to RMB268.4 million (US$41.1 million) in 2020, primarily due to reduction in expenditures in brand advertising.
The result of the foregoing contributed to a decrease in sales and marketing expenses as a percentage of our net revenues from 98.6% in 2019 to 64.0% in 2020.

•
General and administrative expenses. Our general and administrative expenses increased from RMB267.0 million in 2019 to RMB392.8 million (US$60.2 million) in 2020. The increase was primarily due to the increase in bad-debt
provision for account receivables as we adopted
ASC-326
,
Measurement of Credit Losses on Financial Instruments
, effective January 1, 2020; and, to a less extent, the increase in share-based compensation. This also contributed to an increase in general and administrative expenses as a percentage of our net revenues from 4.8% in 2019 to 7.4% in 2020.

Other operating income.
 Our other operating income increased from RMB30.3 million in 2019 to RMB79.3 million (US$12.2 million) in 2020, primarily due to refund of value-added taxes levied on software related products and services.
Interest income.
Our interest income decreased from RMB48.4 million in 2019 to RMB10.4 million (US$1.6 million) in 2020 due to lower average cash balance during 2020 in comparison to 2019.
Interest expense.
Our interest expense increased from RMB26.9 million in 2019 to RMB38.1 million (US$5.8 million) in 2020, primarily due to incurrence of the interest expense associated with the Convertible Loan advanced by Alibaba, which will be paid upon maturity or otherwise be waived in case of conversion.
Foreign exchange related gains/(losses), net.
We recognized foreign exchange related gains/losses, net, of RMB1.9 million in 2019 and RMB7.2 million (US$1.1 million) in 2020.
Investment income/(loss)
. We recorded investment loss of RMB31.8 million (US$4.9 million), compared to investment income of RMB6.3 million in 2019, primarily due to fair value change loss in equity investments.
Other income/(expenses), net.
We recorded other expenses of other income of RMB9.0 million in 2019 and other expense of RMB7.3 million (US$1.1 million) in 2020.
Income tax expense
. We recorded income tax expense of RMB4.8 million and RMB1.0 million (US$0.2 million) in 2019 and 2020, respectively.
Net loss attributable to
non-controlling
interests
. Net loss attributable to
non-controlling
interests represents a subsidiary’s cumulative result of operation in deficit attribute to non-controlling
shareholders. We recorded net loss attributable to
non-controlling
interests of RMB587.1 thousand in 2019 and RMB727.6 thousand (US$111.5 thousand) in 2020.
Net loss attributable to Qutoutiao Inc
. As a result of the foregoing, our net loss attributable to Qutoutiao Inc. increased from RMB2,688.7 million in 2019 to RMB1,104.4 million (US$169.3 million) in 2020.

Comparison of Year Ended December 31, 2019 and Year Ended December 31, 2018
Revenues.
Our net revenues increased from RMB3,022.1 million in 2018 to RMB5,570.1 million in 2019 primarily due to an increase in our advertising and marketing revenues from RMB2,814.3 million in 2018 to RMB5,415.3 million in 2019 and a decrease in our other revenue from RMB207.9 million in 2018 to RMB154.8 million in 2019. Increase in our advertising and marketing revenues was primarily due to increases in our user base and time spent by our users on our mobile applications, our enhanced ability to monetize user traffic and our business expansion in advertising, and, to a lesser extent, launch of our new integrated and customized marketing solution services to our customers in May 2019. The number of advertising clicks increased by 120% from 2018 to 2019 and the revenue per click decreased by 12% over the same period, the combining effect of which led to an increase in our advertising and marketing revenues charged on oCPC basis. Decrease in our other revenue was primarily due to the decrease of revenues from agent services, partially offset by the increase of revenues from live-streaming, and, to a lesser extent, revenues from games and
Midu
’s
membership service.
Cost of Revenues.
Our cost of revenues increased from RMB503.6 million in 2018 to RMB1,640.6 million in 2019 primarily due to the continued growth of our business. Share-based compensation expenses recognized in cost of revenues increased from RMB5.7 million in 2018 to RMB6.2 million in 2019. Cost of revenues as a percentage of our net revenues increased from 16.7% in 2018 to 29.5% in 2019 primarily due to (i) increased advertising and marketing services costs retained by the third-party advertising agents, and costs paid to suppliers or vendors for the tailored marketing services, (ii) increased content procurement costs in the year ended December 31, 2019 as compared to the year ended December 31, 2018, (iii) increased salaries and benefits paid which were associated with an increase in the number of employees responsible for content review and management in 2019 and (iv) increased bandwidth costs due to increase in our MAUs and DAUs as well as our emphasis on short videos which consume more bandwidth than articles.
Gross Profit.
Our gross profit increased from RMB2,518.5 million in 2018 to RMB3,929.4 million in 2019. Gross margin decreased from 83.3% in 2018 to 70.5% in 2019 primarily due to the increase of information technology infrastructure cost as a result of us enriching our product offerings to include more engaging contents such as short videos, online games and live-streaming.
Operating Expenses
. Our total operating expenses increased from RMB4,500.9 million in 2018 to RMB6,683.0 million in 2019.

•
Research and development expenses. Our research and development expenses increased from RMB270.1 million in 2018 to RMB926.2 million in 2019. The increase was primarily due to an increase in our researcher headcount as part of our continued research and development efforts to enhance our technological capability, more specifically, our
AI-based
content recommendation technology. Share-based compensation expenses recognized in research and development expenses increased from RMB29.6 million in 2018 to RMB138.8million in 2019. Research and development expenses as a percentage of our net revenues increased from 8.9% in 2018 to 16.6% in 2019.

•
Sales and marketing expenses. Our sales and marketing expenses increased from RMB3,250.0 million in 2018 to RMB5,489.7 million in 2019. The increase was primarily due to increase in user engagement expenses, user acquisition expenses and other sales and marketing expenses.

User engagement expenses increased from RMB1,482.5 million in 2018 to RMB2,137.8 million in 2019, primarily due to our enlarged user base. User engagement expenses as a percentage of net revenues decreased from 49.1% in 2018 to 38.4% in 2019, primarily due to our continued efforts in optimizing our user engagement expenses and the absence of such expenses for certain of our mobile applications.
User acquisition expenses increased significantly from RMB1,637.3 million in 2018 to RMB2,932.4 million in 2019, which was primarily driven by our continued strategic investments in enlarging user base.
Other sales and marketing expenses increased significantly from RMB130.2 million in 2018 to RMB419.5 million in 2019, primarily due to (i) an increase in brand campaigns and promotions as we continued to strengthen our brand recognition and (ii) an increase in share-based compensation expenses from RMB9.5 million in 2018 to RMB45.0 million in 2019.
The result of the foregoing contributed to a decrease in sales and marketing expenses as a percentage of our net revenues from 107.5% in 2018 to 98.6% in 2019.

•
General and administrative expenses. Our general and administrative expenses decreased from RMB980.7 million in 2018 to RMB267.0 million in 2019. This decrease was primarily due to a decrease in share-based compensation expenses recognized from RMB906.8 million in 2018 to RMB82.0 million in 2019, as we incurred significant share-based compensation expense in 2018 related to certain ordinary shares beneficially owned by certain co-founders that became
restricted pursuant to share restriction deeds entered into in January 2018 and fully vested upon completion of our initial public offering in September 2018. This also contributed to a decrease in general and administrative expenses as a percentage of our net revenues from 32.5% in 2018 to 4.8% in 2019. Excluding share-based compensation expenses, general and administrative expenses were RMB185.1 million in 2019, representing an increase of 150.2% year-over-year, mainly due to an increase in personnel related expenses as our business continued to grow at a faster pace than the overall Chinese advertising industry.

Other operating income.
 Our other operating income increased significantly from RMB0.7 million in 2018 to RMB30.3 million in 2019, primarily due to the increase in our tax deduction as a result of a new tax regulation effective on April 1, 2019. As this is a special VAT super deduction related to amounts generated from our operations, the deduction is included as other operating income.
Interest income.
Our interest income increased from RMB27.1 million in 2018 to RMB48.4 million in 2019 due to an increase in our fixed deposit.
Interest expense.
Our interest expense increased from nil in 2018 to RMB26.9 million in 2019, primarily due to incurrence of the interest expense associated with the Convertible Loan advanced by Alibaba, which will be paid upon maturity or otherwise be waived in case of conversion.
Foreign exchange related gains/(losses), net.
We recognized foreign exchange related gains/losses, net, of RMB4.1 million in 2018 and RMB1.9 million in 2019.
Investment income
. Our investment income increased from RMB4.2 million in 2018 to RMB6.3 million in 2019 due to an increase in the wealth management products.
Other income/(expenses), net.
We recorded other expenses of RMB69.2 thousand in 2018 and other income of RMB9.0 million in 2019.
Income tax benefit/(expense)
. We did not incur any income tax expenses in 2018 due to tax loss status. We recorded income tax expense of RMB4.8 million in 2019.
Net loss attributable to
non-controlling
interests
. Net loss attributable to
non-controlling
interests represents a subsidiary’s cumulative result of operation in deficit attribute to non-controlling
shareholders. We recorded net loss attributable to
non-controlling
interests of RMB3,274.5 thousand in 2018 and RMB587.1 thousand in 2019.
Net loss attributable to Qutoutiao Inc
. As a result of the foregoing, our net loss attributable to Qutoutiao Inc. increased from RMB1,942.6 million in 2018 to RMB2,688.7 million in 2019.
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
On March 28, 2019, we and Alibaba entered into a convertible loan agreement, pursuant to which Alibaba advanced aggregate principal amount approximately US$171.1 million to us on April 4, 2019. The Convertible Loan is convertible into our Class A ordinary shares at Alibaba’s option (i) on or after the date falling 240 calendar days after the date of the agreement, which has been extended to 422 calendar days pursuant to a supplemental agreement we entered into with Alibaba in October 2019 and further extended to 605 calendar days pursuant to a supplemental agreement entered into in March 2020, or (ii) upon the occurrence of an event of default at a conversion price of US$60 per share, equivalent to US$15 per ADS, subject to adjustment under the terms of the agreement. Upon full conversion of the Convertible Loan, we will issue 2,850,849 Class A ordinary shares to Alibaba, representing approximately 3.8% of the total number of outstanding shares as of the date hereof. The Convertible Loan bears interest at the rate of 3.0% per year, which will be waived in case of conversion or payable at maturity. The Convertible Loan is unsecured and unsubordinated and will mature on April 4, 2022, unless previously repaid or converted in accordance with their terms prior to such date. The convertible loan agreement contains certain covenants, restrictions and events of default on our activities, including, but not limited to, limitations on the incurrence of additional indebtedness; dividends or other distributions in cash or cash equivalents; and mergers, consolidations or the sale of all or substantially all of our assets.

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
In November 2018, Fun Literature Limited, our subsidiary, entered into preferred share purchase agreements with certain third party investors to issue 3,763,440 shares of series A redeemable convertible preferred shares at the price of US$3.72 per share for an aggregate issuance price of US$14.0 million. In March 2019, Fun Literature entered into certain preferred share purchase agreement with a new third party investor to issue 1,097,212 series A redeemable preferred shares at the price of US$3.72 per share for an aggregate issuance price of US$4.0 million.
On September 24, 2019, Fun Literature Limited completed a series B financing of US$100 million, which was led by CMC Capital and followed by us. CMC Capital subscribed 8,794,703 series B preferred shares at a price of US$5.69 per share for a total cash consideration of US$50 million. During the fourth quarter of 2020, Fun Literature Limited entered into an agreement with CMC Capital pursuant to which 4,643,603 of its Series B preferred shares were transferred to us for a total consideration of $20 million.
In December 2020, Fun Literature Limited issued 9,776,007 and 17,676,002 shares of Series C redeemable convertible preferred shares to certain third-party investors, respectively, for a total consideration of US$111.8 million, which is net of issuance costs amounting to US$0.5 million. The consideration was comprised of US$55.0 million in cash, intangible assets of US$20.8 million, which mainly included developed technology and user data, and contents of US$36.6 million from one of the investors, which were all measured at fair value on the date of exchange. The Series C preferred shares were issued in December 2020 and the transfer of the intangible assets were completed in January 2021.

We have incurred losses from operations since inception. We incurred net losses of RMB1,945.8, RMB2,689.3 million and RMB1,105.2 million (US$169.4 million) for the years ended December 31, 2018, 2019 and 2020, respectively. Accumulated deficit amounted to RMB4,862.5 million and RMB6,007.2 million (US$920.6 million) as of December 31, 2019 and 2020, respectively. Net cash used in operating activities was approximately RMB434.8 million, RMB2,367.3 million and RMB863.8 million (US$132.4 million) for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, our working capital was RMB816.5 million and RMB586.3 million (US$89.9 million), respectively. As of December 31, 2020, we had cash and cash equivalent of RMB494.5 million (US$75.8 million), restricted cash of RMB100.3 million (US$15.4 million) and short-term investments of RMB391.0 million (US$59.9 million), and total current and long-term liabilities of RMB1,886.0 million (US$289.0 million) and RMB1,221.7 million (US$187.2 million), respectively.
Though we had net cash used in operating activities for the years ended December 31, 2018, 2019 and 2020, our liquidity has historically been sufficient to meet our working capital and capital expenditure requirements as a result of the above mentioned financing activities.
Our accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on our ability to reduce cash used in operating activities, obtain capital financing from equity or debt investors and adjust the pace of our operation expansion and control of the related expense to fund our general operations and capital expansion needs.
Our ability to continue as a going concern is dependent on our ability to successfully execute our business plans, which include adjusting the pace of our operation expansion and controlling operating cost and expenses, mainly user acquisition and engagement costs, to reduce the cash used in operating cash flows. To implement the plans, we will continue to enhance user engagement and retention by offering higher quality and diversified contents while closely control the content costs with more selective content acquisition and better leverage of existing content varieties, and continue to optimize the user loyalty programs and the traffic acquisition strategy to efficiently control and reduce these user related costs. We will further preserve liquidity and manage cash flows by reducing discretionary expenditure including advertising expenses and general and administrative expenses.
We have concluded, after giving consideration to our plans as noted above, that we have alleviated the substantial doubt as to our ability to continue as a going concern and believe we have sufficient cash and other financial resources and liquidity to fund our operations for one year from the date of the filing of the consolidated financial statements, and that there is not substantial doubt about our ability to continue operations as a going concern for that one-year period.
Additionally, as noted above, we have a convertible loan of US$171.1 million that will mature on April 4, 2022. Given the significance of the amount repayable upon maturity, the maturity of the convertible loan will have a significant impact on our liquidity. Our plans to mitigate the impact of the liquidity due to the maturity of the convertible loan include: 1) generating cash flows from operations or obtaining external financing to repay the loan, 2) negotiating with the creditor to renew the loan, and 3) negotiating with the creditor to adjust down the conversion price and converting the loan into the our ordinary shares, which could have a dilution impact to the existing shareholders. However, it is uncertain whether our plans will be successfully implemented.
We may also need additional cash resources in the future if we experience changes in business condition or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash provided by/(used in) operating activities	(434,765)	(2,367,295)	(863,774)	(132,379)
Net cash provided by/(used in) investing activities	(72,493)	(1,224,152)	782,545	119,930
Net cash provided by financing activities	2,298,044	1,768,001	307,246	47,164
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,790,787	(1,823,445)	226,517	34,715
Effect of exchange rate changes on cash and cash equivalents	117,043	12,846	(7,415)	(1,136)
Cash, cash equivalents and restricted cash at beginning of the year	278,458	2,186,288	375,689	57,577
Cash, cash equivalents and restricted cash at the end of the year	2,186,288	375,689	594,791	91,156

Operating Activities
Net cash used in operating activities was RMB863.8 million (US$132.4 million) in 2020, primarily due to net loss of RMB1,105.2 million (US$169.4 million), adjusted for (i) share-based compensation of RMB463.2 million (US$71.0 million), (ii) allowance for doubtful accounts of RMB79.8 million (US$12.2 million), (iii) unrealized loss of non-marketable equity securities of RMB54.4 million (US$8.3 million) and
(iv) non-cash
operating lease expense of RMB41.2 million (US$6.3 million). Changes in assets and liabilities primarily consisted of (i) an increase in accounts receivable of RMB297.7 million (US$45.6 million), (ii) a decrease in advances from customers and deferred revenue of RMB105.9 million (US$16.2 million) and (iii) an increase in amount due from related parties of RMB105.4 million (US$16.2 million), which was partially offset by (i) an increase in accounts payable of RMB120.6 million (US$18.5 million) and (ii) a decrease in prepayments and other current assets of RMB105.7 million (US$16.2 million).
Net cash used in operating activities was RMB2,367.3 million in 2019, primarily due to net loss of RMB2,689.3 million, adjusted for (i) share-based compensation of RMB272.0 million,
(ii) non-cash
operating lease expense of RMB43.5 million, (iii) interest expenses of RMB26.9 million and (iv) changes in assets and liabilities. Changes in assets and liabilities primarily consisted of (i) an increase in accounts receivable of RMB322.8 million, (ii) an increase in amount due from related parties of RMB278.2 million and (iii) a decrease in registered users’ loyalty payable of RMB122.5 million, which was partially offset by (i) an increase in accounts payable of RMB197.0 million and (ii) an increase in accrued liabilities and other current liabilities of RMB392.1 million.
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
Investing Activities
Net cash provided by investing activities was RMB782.5 million (US$119.9 million) in 2020, which were primarily due to (i) purchase of short-term investments of RMB1,271.8 million (US$194.9 million), (ii) purchase of long-term investment of RMB106.3 million (US$16.3 million) and (iii) purchase of property and equipment mainly comprising investments in information technology infrastructure of RMB6.2 million (US$0.9 million), partially offset by proceeds from maturity of short-term investments of RMB2,173.6 million (US$333.1 million).
Net cash used in investing activities was RMB1,224.2 million in 2019, which were primarily attributable to (i) purchase of short-term investments of RMB2,454.6 million, (ii) purchase of equity investments of RMB37.6 million and (iii) purchase of property and equipment mainly comprising investments in information technology infrastructure of RMB21.3 million, partially offset by proceeds from maturity of short-term investments of RMB1,294.4 million.
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
Financing Activities
Net cash provided by financing activities was RMB307.7 million (US$47.2 million) in 2020, which were primarily attributable to proceeds from issuance of Series C Convertible redeemable Preferred Shares of Fun Literature Limited, net of issuance costs, of RMB360.6 million (US$55.3 million), partially offset by repurchase of Series B Convertible redeemable Preferred Shares of Fun Literature Limited for an aggregate amount of RMB135.7 million (US$20.8 million).
Net cash provided by financing activities was RMB1,768.0 million in 2019, which was primarily attributable to proceeds from the Convertible Loan advanced by Alibaba, proceeds from Midu’s series B financing, and the proceeds from the follow-on
public offering, net of issuance costs, partially offset by payment for repurchase of ordinary shares.
Net cash provided by financing activities was RMB2,298.0 million in 2018, which was primarily attributable to proceeds from the issuance of Class A ordinary shares in connection with our initial public offering and issuance of Series B1, B2, B3 and C1 convertible redeemable preferable shares, net of issuance costs, partially offset by cash paid for initial public offering related costs.

Capital Expenditures
We made capital expenditures of RMB26.3 million and RMB13.0 million (US$2.0 million) in 2019 and 2020, respectively. Our capital expenditures were mainly used for purchases of property and equipment. The decrease in capital expenditures from 2019 to 2020 was primarily due to the decrease of purchase of intangible assets, partially offset by the increase of investments in information technology infrastructure, such as computers. We will continue to make capital expenditures to meet the expected growth of our business.
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
Our research and development expenses were RMB270.1 million, RMB926.2 million and RMB947.9 million (US$145.3 million) in 2018, 2019 and 2020, respectively.

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations
The following table set forth our contractual obligations as of December 31, 2020:

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Content fee	116,152	17,801	103,289	12,863	—	—
Capital and other commitments	9,208	1,411	8,926	282	—	—

Total	125,360	19,212	112,215	13,145	—	—

G.	Safe Harbor
See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Eric Siliang Tan	41	Co-founder, chairman and chief executive officer
Lei Li	38	Co-founder and vice chairman
Feng Li	44	Independent director
James Jun Peng	46	Independent director
Jianfei Dong	39	Director and co-president
Oliver Yucheng Chen	42	Director
Xiaolu Zhu	37	Chief financial officer
Sihui Chen	36	Co-founder and chief operating officer
Zhiliang Wang	37	Co-founder and chief technology officer
Mr.
 Eric Siliang Tan
is our
co-founder,
chairman of board of directors and chief executive officer. Mr. Tan has more than 15 years of experience in the Internet industry and serial entrepreneurship experiences. Mr. Tan served as chief executive officer of AdIn Media (Shanghai) Co., Ltd. from 2013 to 2018, an advertising technology company he founded in 2013, which was acquired in 2015 by Wutong Holding Group Co., Ltd., a company listed on Shenzhen Stock Exchange. Prior to that, Mr. Tan was head of advertising solutions of Shanghai Shengyue Advertising Co., Ltd., a subsidiary of SNDA Interactive Entertainment Limited from 2010 to 2013, in charge of developing open Internet advertising platform. Previously, Mr. Tan served at Wealink.com, an Internet recruiting company, as chief technology officer from 2008 to 2009, and at 51.com, an online game company, as engineering manager in 2008. Mr. Tan worked at Yahoo! China, with his last position as senior engineer, from 2006 to 2008. Mr. Tan graduated from Tsinghua University with a bachelor of engineering degree in automation in 2002. Mr. Tan graduated from Chinese Academy of Sciences with master of engineering degree in artificial intelligence in 2006.
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

Mr.
 Feng Li
has served as our director since September 2018. Mr. Li has more than 21 years of experience in business management and financial education. At the University of Michigan Stephen M. Ross School of Business, he was an Assistant Professor from July 2004 to July 2011 and the Harry Jones Associate Professor with tenure from July 2011 to June 2015. Since July 2015, Mr. Li has been a professor of accounting at Shanghai Advanced Institute of Finance of Shanghai Jiao Tong University, where he served as the Faculty Director of the Finance MBA Program and Deputy Dean for
Non-Executive
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

The business address for all of our executive officers and directors is Building No. 8, Shanghai Pudong Software Park, 519 Yi De Road, Pudong New Area, Shanghai, 200124, People’s Republic of China.

B.	Compensation
Compensation
In 2020, we paid aggregate cash compensation of approximately RMB5.5 million (US$0.9 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.
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
As of the date of this annual report, equity-based awards with respect to 8,350,697 Class A ordinary shares have been granted and were outstanding under the equity incentive plan (including equity-based awards previously granted under the 2017 equity incentive plan and the 2018 equity incentive plan).
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
Amendment and Termination of Plan
Our board of directors, in its sole discretion, may at any time amend, alter or discontinue the equity incentive plan, subject to certain exceptions.
Granted Options (including options previously granted under our 2017 equity incentive plan and 2018 equity incentive plan

Name	Position	Class A Ordinary Shares Underlying Options Awarded		Option Exercise Price		Grant Date	Option Expiration Date
Zhiliang Wang	Chief technology officer	2,372,965		US$	0.0001	June 30, 2016	June 30, 2026
Sihui Chen	Chief operating officer	957,655		US$	0.0001	June 30, 2016	June 30, 2026
Jianfei Dong	Director and co-president		*	US$	0.0001	June 30, 2018	June 30, 2028
			*	US$	0.0001	March 31, 2019	March 31, 2029
Xiaolu Zhu	Chief financial officer		*	US$	0.0001	June 30, 2019	June 30, 2029
			*	US$	0.0001	September 30, 2019	September 30, 2029

*	Less than 1% of our outstanding shares
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

Equity Incentive Trusts
We established equity incentive trusts pursuant to a deed dated February 26, 2018 among us, The Core Trust Company Limited, as the trustee, and Qu World Limited and QFUN Limited, each as a nominee. Through such trusts, our ordinary shares underlying equity awards granted pursuant to our equity incentive plan may be provided to certain of recipients of such equity awards. As of the date of this annual report, Qu World Limited holds 3,876,500 Class A ordinary shares pursuant to our equity incentive plan and QFUN Limited does not currently hold any Class A ordinary shares. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee will transfer the ordinary shares underlying the relevant equity awards to such grant recipient.
The trust deed provides that the trustee shall not have any voting power in relation to the Class A ordinary shares held by Qu World Limited and QFUN Limited. Although these shares are legally issued and outstanding, they are accounted for as treasury shares and as a result, are not deemed as outstanding from an accounting perspective.

C.	Board Practices
Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive
directors has a service contract with us that provides for benefits upon termination of service.
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

D.	Employees
As of December 31, 2018, 2019 and 2020, we had a total of 1,865, 2,932 and 1,704 employees respectively. The following table sets forth the breakdown of our employees as of December 31, 2020 by function:

Function	Number of Employees	% of Total
Content management	471	27.6
Technology and product development	884	51.9
Sales, customer service and marketing	167	9.8
General administration	182	10.7

Total	1,704	100.0

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
For the purpose of the table below that sets forth information as to the beneficial ownership of our ordinary shares, the total number of ordinary shares issued and outstanding as of the date of this annual report is 75,749,438 , comprising 42,812,245 Class A ordinary shares and 32,937,193 Class B ordinary shares. The 42,812,245 Class A ordinary shares issued and outstanding include 3,876,500 Class A ordinary shares held by an equity incentive trust, Qu World Limited. Although these shares are legally issued and outstanding, they are accounted for as treasury shares and as a result, are not deemed as outstanding from an accounting perspective. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee of our equity incentive trusts will transfer the ordinary shares underlying the relevant equity awards to such grant recipient.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of total ordinary shares	Percentage of aggregate voting power***
Directors and Executive Officers:**
Eric Siliang Tan (1)	—	27,123,442	35.8%	72.9%
Lei Li (2)	—	5,813,751	7.7%	15.6%
Zhiliang Wang (5)	1,852,965	—	2.4%	0.5%
Sihui Chen	*	—	*	—
James Jun Peng	—	—	—	—
Feng Li	—	—	—	—
Jianfei Dong	*	—	*	—
Xiaolu Zhu	*	—	—	—
Oliver Yucheng Chen	—	—	—	—

Directors and Executive Officers as a Group	2,940,620	32,937,193	47.3%	89.3%

Principal Shareholders
Innotech Group Holdings Ltd. (1)	—	27,123,442	35.8%	72.9%
Qu World Limited (3)	3,876,500	—	5.1%	1.0%
News List Ltd. (2)	—	5,813,751	7.7%	15.6%
Mount McKinley Investment Limited (4)	4,425,745	—	5.8%	1.2%

*	Less than 1% of our outstanding shares.

**	The business address for our directors and executive officers is Building No.8, Shanghai Pudong Software Park, 519 Yi De Road, Pudong New Area, Shanghai 200124, People’s Republic of China.
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

(3)
Represents 3,876,500 Class A ordinary shares held by Qu World Limited, a limited liability company established in the British Virgin Islands, as a nominee of our equity incentive trust. Qu World Limited is wholly owned by The Core Trust Company Limited, a trust company established in Hong Kong that acts as the trustee of our equity incentive trust. Registered address of Qu World Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The trust deed for our equity incentive trust provides that the trustee shall not have any voting power in relation to the 3,876,500 Class A ordinary shares held by Qu World Limited.

(4)
Represents 4,425,745 Class A ordinary shares in the form of 17,702,980 ADSs held by Mount McKinley Investment Limited, a company incorporated in British Virgin Islands, as reported in Amendment No.1 to the Schedule 13G filed on February 2, 2021. Mount McKinley Investment Limited is a wholly-owned subsidiary of Tencent Holdings Limited, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange. The registered address of Mount McKinley Investment Limited is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of Tencent Holdings Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman
KY1-1111,
Cayman Islands.

(5)
Represents 1,852,965 Class A ordinary shares issuable to Mr. Zhiliang Wang upon exercise of the share options granted under our equity incentive plan that have vested or are expected to vest within 60 days from the date of this annual report.

The trustee of our equity incentive trusts does not have any voting power in relation to the 3,876,500 Class A ordinary shares held by Qu World Limited. In addition, The Bank of New York Mellon, the depositary bank of our ADR program, does not have voting power over the 1,405,532 Class A ordinary shares it holds that are reserved for equity awards granted under our equity incentive plan. As such, 70,467,406 of the 75,749,438 ordinary shares issued and outstanding as of the date of this annual report have voting power.
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
and/or Rule
10b-18
under the Securities Exchange Act of 1934, as amended, and its insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with our working capital requirements, general business conditions and other factors. As of December 31, 2020, 4,665,700 ADSs, representing 1,166,425 Class A ordinary shares, were repurchased for a total consideration of US$20.7 million.

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
As of the date of this annual report, a total of 35,892,227 Class A ordinary shares are held by one record holder in the United States, The Bank of New York Mellon, the depositary bank of our ADR program, which represents approximately 47.4% of our total outstanding shares. None of our outstanding Class B ordinary shares is held by record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.
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
We provided advertising and marketing services to several companies controlled by Mr. Eric Siliang Tan, mainly Shanghai Tujin Internet Techonology Co., Ltd., or Shanghai Tujin, and charged service fees of RMB473.2 million and RMB250.9 million (US$38.4 million) in the fiscal years ended December 31, 2019 and 2020, respectively. The advertising and marketing services were provided to help promote these companies’ mobile applications, which were developed in late 2018. As of December 31, 2019 and 2020, amount due from such related parties was RMB278.2 million and RMB383.6 million (US$58.8 million), respectively. As of December 31, 2020, the amounts due from such related parties was comprised of RMB368.5 million (US$56.5 million) which pertained to accounts receivable from related parties revenues generated, whereas the remaining RMB15.1 million (US$2.3 million) was a fee that we prepaid to a related party to place advertisements on behalf of their customers on the related party platform; the balance was settled and recorded as cost of revenues as the advertisement services were provided. These balances were RMB262.6 million and RMB15.6 million, respectively, as of December 31, 2019. Out of the accounts receivable from related parties of RMB262.2 million as of December 31, 2019, a total of RMB160 million of the balances have been collected as of December 31, 2020; the remaining RMB102.2 million was collected during the first quarter of 2021. Although the receivables of RMB102.2 million were settled after the due date, and the settlement of the remaining receivables may still be after the due date, as these companies are under the common control of the founder and they have demonstrated an ability to continuously pay off their balances, we did not view this delay in payment as a sign of collectability risk. For the revenue recognized in 2020, payments have not been received as the balances as of December 31, 2020 are still within the nine to twelve months payment terms and expect to be settled within the payment terms.
We entered into a
cost-per-impression
(CPM) arrangement for advertisement placement by our advertising customers with Shanghai Mengjia Internet Technology Co., Ltd., or Shanghai Mengjia, and Shanghai Tujin, which are media platforms controlled by Mr. Eric Siliang Tan, in 2019. The total service fee charged by Shanghai Mengjia and Shanghai Tujin amounted to RMB35.6 million and RMB29.2 million (US$4.5 million) for the fiscal years ended December 31, 2019 and 2020, respectively. We entered into a game cooperation agreement with Shanghai Ruiti Internet Technology Co., Ltd., or Shanghai Ruiti, a game developing company in which Mr. Eric Siliang Tan’s controlled entity has significant influence on. The total service fee we paid to Shanghai Ruiti in relation to the arrangement amounted to RMB 6.8 million and RMB1.8 million (US$0.3 million) for the fiscal years ended December 31, 2019 and 2020, respectively. As of December 31, 2019 and 2020, amount due to such related parties was RMB3.4 million and RMB9.4 million (US$1.4 million), respectively.

We borrowed an interest-free loan with a principal amount of RMB13.0 million (US$2.0 million) from an entity under common control of the founder, which will be due in the first quarter of 2021.
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
Upon completion of our initial public offering in September 2018, the right of Tencent to nominate one director to our board of directors was terminated and Tencent only had 1.2% voting power of our company. Therefore, Tencent ceased to be our related party after the completion of our initial public offering.
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
Legal and Administrative Proceedings
Lawsuit on Contractual Dispute
Shanghai Jifen was named as the defendant in a lawsuit filed in the People’s Court of Jiading District in Shanghai in December 2019 on contractual dispute regarding certain advertising placement agreement between Shanghai Jifen and the plaintiff, Shanghai Wenji Culture Communications Co., Ltd. The plaintiff subsequently withdrew the original lawsuit and filed it again in the Shanghai No.2 Intermediate People’s Court on January 20, 2020, and sought a total payment of RMB103.2 million (US$14.9 million). At the request of the plaintiff, Shanghai No. 2 Intermediate People’s Court adopted preservation measures to freeze certain amount of Shanghai Jifen’s deposit and the equity interest held by Shanghai Jifen in several of its subsidiaries. As of December 31, 2020, the restricted cash associated with this account was RMB64.3 million (US$9.9 million). We have recorded related marketing expenses under the agreement in our financial statements for fiscal years 2019 and 2020. No loss contingency was accrued as of December 31, 2020, since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated.

In re Qutoutiao Inc. Securities Litigation,
1:20-cv-06707
(SHS) (SDNY)
On August 20, 2020, we and certain of our current and former directors and officers were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York. This action is brought on behalf of a putative class of persons who purchased or acquired our securities pursuant or traceable to our September 2018 initial public offering or April 2019 secondary public offering, or otherwise acquired our securities between September 14, 2018 and December 16, 2020 (the “Putative Class Period”). The complaint alleges violations of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder based on alleged materially false or misleading statements or omissions in offering documents and/or issued throughout the Putative Class Period. Lead Plaintiff was appointed, and a consolidated amended complaint was filed on January 15, 2021. We filed a motion to dismiss such amended complaint on March 16, 2021.
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
Pursuant to Section 6 of the Tax Concessions Act (as amended) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)	that no tax be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by the Company:

(a)	on or in respect of the shares, debentures or other obligations of the Company; or

(b)	by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (as amended).
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
The functional currency of our company and our Hong Kong subsidiary is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the consolidated VIEs and their subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. We recorded a loss in foreign currency translation adjustment, net of RMB16,454 thousand in 2018, RMB1,506 thousand in 2019, and RMB102 million (US$16 million).

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
Inflation
Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary
In 2018, we received US$1.8 million from The Bank of New York Mellon, the depositary bank for our ADR program. We did not receive any payment from The Bank of New York Mellon in 2019 and we received payment in an amount of US$0.6 million from The Bank of New York Mellon in 2020.

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
As of December 31, 2020, we had used up the net proceeds from our initial public offering for expanding and enhancing our content offerings, product development and technology infrastructure, and general corporate purposes, including marketing and promotion of our products and branding and user acquisition. We intend to use the remaining proceeds from our initial public offering in the manner as disclosed in our registration statement on Form
F-1,
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
As of December 31, 2020, we had used up the net proceeds from the
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
or
15d-15(e)
promulgated under the Exchange Act, as of December 31, 2020. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that, as of December 31, 2020, our existing disclosure controls and procedures were ineffective due to the material weakness in internal control over financial reporting identified in “—Management’s Annual Report on Internal Control over Financial Reporting” below.

Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules
13a-15(f)
under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2020, our internal control over financial reporting was ineffective due to the material weakness identified below.
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
To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring
and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule
13a-15
of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of December 31, 2020.
Since we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2020, this annual report on Form
20-F
does not include an attestation report of our independent registered public accounting firm.
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

	For the Year Ended December 31,
	2019	2020
	(In thousands of US dollars)
Audit Fees (1)	1,151	1,073
Tax Fees (2)	22	—
All Other Fees	—	—

Total	1,173	1,073

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
all audit and
non-audit
services provided by our independent public accountant, including audit services, audit-related services and other services as described above. All of the services of PricewaterhouseCoopers Zhong Tian LLP for 2019 and 2020 described above were in accordance with the audit committee pre-approval
policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth information about our purchases of outstanding ADSs from January 1, 2020 to December 31, 2020:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (2)
January 2020	—	—	4,665,700	29,435,841
February 2020	—	—	4,665,700	29,435,841
March 2020	—	—	4,665,700	29,435,841
April 2020	—	—	4,665,700	29,435,841
May 2020	—	—	4,665,700	29,435,841
June 2020	—	—	4,665,700	29,435,841
July 2020	—	—	4,665,700	29,435,841
August 2020	—	—	4,665,700	29,435,841
September 2020	—	—	4,665,700	29,435,841
October 2020	—	—	4,665,700	29,435,841
November 2020	—	—	4,665,700	29,435,841
December 2020	—	—	4,665,700	29,435,841

(1)	Every four of the ADSs represent one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (1) to the registration statement on Form F-6 (File No. 333-227181), as amended, filed with the Securities and Exchange Commission on September 4, 2018)

2.2	Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

2.3	Form of Deposit Agreement among the Registrant and The Bank of New York Mellon, as depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (1) to the registration statement on Form F-6 (File No. 333-227181), as amended, filed with the Securities and Exchange Commission on September 4, 2018)

2.4	Description of Rights of Each Class of Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.3	Equity Interest Pledge Agreement by and among Shanghai Quyun Internet Technology Co., Ltd. (“Shanghai Quyun”), Shanghai Jifen Culture Communications Co., Ltd. (“Shanghai Jifen”) and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.4	Voting Rights Proxy Agreement by and among Shanghai Quyun, Shanghai Jifen and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.5	Exclusive Technology and Consulting Service Agreement by and between Shanghai Quyun and Shanghai Jifen (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.6	Exclusive Option Agreement by and among Shanghai Quyun, Shanghai Jifen and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

Exhibit Number	Description of Document

4.7	Loan Agreement by and among Shanghai Quyun and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.8	Qutoutiao Inc. Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (Registration No. 333-229673), filed with the Securities and Exchange Commission on February 14, 2019)

4.9	Series B1 Preferred Share Purchase Agreement, dated March 4, 2018, by and among Image Flag Investment (HK) Limited, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.10	Series B2 Preferred Share Purchase Agreement, dated March 8, 2018, by and among several investors, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.11	Trust Deed dated February 26, 2018 among the Registrant, The Core Trust Company Limited, as trustee, and Qu World Limited and QFUN Limited, each as a nominee (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.12	Baidu Alliance Membership Registration Agreement (English Translation) (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.13	Series B3 Preferred Share Purchase Agreement, dated April 19, 2018, by and among several investors, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.14	Series C1 Preferred Share Purchase Agreement, dated August 17, 2018, by and among Shimmering Investment (BVI) Ltd., the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.15	Series C1 Preferred Share Purchase Agreement, dated August 17, 2018, by and among CG Partners Opportunity Fund SP, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.16	Supplementary Agreement to Series C1 Preferred Share Purchase Agreement, dated September 4, 2018, by and among Shimmering Horizon L.P., the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.17	Series C2 Preferred Share Purchase Agreement, dated August 27, 2018, by and among Shanghai Pengpai Online Network Technology Co., Ltd., the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.18	Strategic Cooperation Framework Agreement, dated August 27, 2018, by and between Shanghai Dongfang Newspaper Co., Ltd. and Shanghai Jifen (English Translation) (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

Exhibit Number	Description of Document

4.19	Supplementary Agreement to Series C1 Preferred Share Purchase Agreement, dated September 11, 2018, by and among CG Partners Opportunity Fund SP, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.20	Equity Interest Pledge Agreement by and among Shanghai Zhicao Information Technology Co., Ltd. (“Shanghai Zhicao”), Shanghai Big Rhinoceros Horn Information Technology, Co., Ltd (“Big Rhinoceros Horn”) and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.21	Voting Rights Proxy Agreement by and among Shanghai Zhicao, Big Rhinoceros Horn and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.22	Exclusive Technology and Consulting Service Agreement by and between Shanghai Zhicao and Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.23	Exclusive Option Agreement by and among Shanghai Zhicao, Big Rhinoceros Horn and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.24	Loan Agreement by and among Shanghai Zhicao and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.25	Convertible Loan Agreement, dated March 28, 2019, by and between the Registrant and Alibaba Investment Limited (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.26	Series B Preferred Share Purchase Agreement, dated September 24, 2019, by and among Fun Literature Limited, Fun Literature (HK) Limited, Shanghai Zhicao, Big Rhinoceros Horn, Qutoutiao Inc. and CMC Rocket Holdings Limited (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.27	Share Pledge Agreement, dated September 29, 2019, by and among Shanghai Quyun, Anhui Zhangduan Internet Technology Co., Ltd. (“Anhui Zhangduan”) and each shareholder of Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.28	Voting Rights Proxy Agreement, dated September 29, 2019, by and among Shanghai Quyun, Anhui Zhangduan and each shareholder of Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.29	Exclusive Technical and Consulting Service Agreement, dated September 29, 2019, by and between Shanghai Quyun and Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.30	Exclusive Option Agreement, dated September 29, 2019, by and among Shanghai Quyun, Anhui Zhangduan and each shareholder of Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.31	Loan Agreement, dated September 29, 2019, by and among Shanghai Quyun and each shareholder of Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

Exhibit Number	Description of Document

4.32	Share Pledge Agreement, dated January 1, 2019, by and among Shanghai Quyun, Shanghai DragonS Information Technology, Co., Ltd. (“DragonS Information”) and each shareholder of DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.33	Voting Rights Proxy Agreement, dated January 1, 2019, by and among Shanghai Quyun, DragonS Information and each shareholder of DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.34	Exclusive Technical and Consulting Service Agreement, dated January 1, 2019, by and between Shanghai Quyun and DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.35	Exclusive Option Agreement, dated January 1, 2019, by and among Shanghai Quyun, DragonS Information and each shareholder of DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.36	Loan Agreement, dated January 1, 2019, by and among Shanghai Quyun and each shareholder of DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.37	Share Pledge Agreement, dated June 1, 2019, by and among Shanghai Quyun, Hubei Rapid Information Technology Co., Ltd. (“Rapid Information”) and each shareholder of Rapid Information (English Translation) (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.38	Voting Rights Proxy Agreement, dated June 1, 2019, by and among Shanghai Quyun, Rapid Information and each shareholder of Rapid Information (English Translation) (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.39	Exclusive Technical and Consulting Service Agreement, dated June 1, 2019, by and between Shanghai Quyun and Rapid Information (English Translation) (incorporated herein by reference to Exhibit 4.39 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.40	Exclusive Option Agreement, dated June 1, 2019, by and among Shanghai Quyun, Rapid Information and each shareholder of Rapid Information (English Translation) (incorporated herein by reference to Exhibit 4.40 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.41	Loan Agreement, dated June 1, 2019, by and among Shanghai Quyun and each shareholder of Rapid Information (English Translation) (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

15.2*	Consent of King & Wood Mallesons

Exhibit Number	Description of Document

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith
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
Date: March 26, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the
Board of Directors and Shareholders of Qutoutiao Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Qutoutiao Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and
2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Emphasis of Matter
As discussed in Note 14 to the consolidated financial statements, the Company has a convertible loan of US$171.1 million (RMB1,147 million) that will mature on April 4, 2022. The maturity of the convertible loan will have a significant impact on the Company’s liquidity. Management’s evaluation of the event and management’s plans to mitigate this matter are described in Note 1(c).
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
March 26, 2021
We have served as the Company’s auditor since 2017.

QUTOUTIAO INC.
CONSOLIDATED BALANCE SHEETS
As of

December 31, 2019 and

2020
(RMB, except share data, or otherwise noted)

			As of
	Note	December 31, 2019	December 31, 2020
		RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	5	347,817,093	494,474,891	75,781,592
Restricted cash	2(h)	27,871,552	100,315,940	15,374,090
Short-term investments	6	1,276,830,926	391,033,374	59,928,486
Accounts receivable, net	7	526,822,932	737,789,173	113,071,138
Amounts due from related parties	22	278,155,878	383,594,360	58,788,408
Prepayments and other current assets	8	234,728,386	365,108,503	55,955,326

Total current assets		2,692,226,767	2,472,316,241	378,899,040
Non-current assets:
Accounts receivables, non-current	7	—	54,638,516	8,373,719
Property and equipment, net	9	24,115,374	17,212,799	2,637,977
Right-of-use assets, net	11	69,241,754	50,318,882	7,711,706
Intangible assets	10	88,943,679	83,122,972	12,739,153
Goodwill	3	7,268,330	7,268,330	1,113,920
Long-term investments	6	37,589,200	82,888,709	12,703,250
Other non-current assets	8	20,811,791	148,091,140	22,695,960

Total non-current assets		247,970,128	443,541,348	67,975,685

Total assets		2,940,196,895	2,915,857,589	446,874,725

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
(including current liabilities of the consolidated variable interest entity(“VIEs”) and its subsidiaries without recourse to the Company amounting to RMB1,792,082,225 and RMB 1,602,787,481, as of December 31, 2019 and December 31, 2020, respectively):

Short-term borrowings (including short-term borrowings of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of nil and RMB50,000,000 as of December 31, 2019 and 2020, respectively)	2(p)	—	70,000,000	10,727,969
Loan from a related party (including loan from a related party of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of nil and nil as of December 31, 2019 and 2020, respectively)	22	—	13,049,800	1,999,969
Accounts payable (including accounts payable of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB313,189,188 and RMB399,857,773 as of December 31, 2019 and December 31, 2020, respectively)		328,268,752	448,980,738	68,809,309
Amounts due to a related party (including amount due to a related party of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB3,330,101 and RMB4,294,733 as of December 31, 2019 and 2020, respectively)	22	3,436,586	9,426,883	1,444,733
Registered users’ loyalty payable (including registered users’ loyalty payable of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of 127,253,323 and RMB 66,180,291 as of December 31, 2019 and December 31, 2020, respectively)	2(w)	134,145,439	72,626,546	11,130,505

Advance from customers and deferred revenue (including advance from customers and deferred revenue of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB246,251,382 and RMB 140,776,350 as of December 31, 2019 and December 31, 2020, respectively)		246,630,128	140,776,350	21,574,920
Salary and welfare payable (including salary and welfare payable of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB126,884,752 and RMB115,307,402 as of December 31, 2019 and December 31, 2020, respectively)		129,169,734	149,703,938	22,943,132
Tax payable (including tax payable of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB93,025,726 and RMB98,797,489 as of December 31, 2019 and December 31, 2020, respectively)	12	118,156,494	97,143,585	14,887,906
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB31,275,663 and RMB20,030,138 as of December 31, 2019 and December 31, 2020, respectively)	11	38,210,188	20,760,421	3,181,674
Accrued liabilities related to users’ loyalty programs (including accrued liabilities related to users’ loyalty program of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB89,184,947 and RMB100,087,815 as of December 31, 2019 and December 31, 2020, respectively)	2(w)	89,184,947	100,087,815	15,339,129
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB761,687,143 and RMB607,455,490 as of December 31, 2019 and December 31, 2020, respectively)	13	788,495,442	763,434,272	117,001,418
Total current liabilities		1,875,697,710	1,885,990,348	289,040,664
Non-current liabilities:
Other non-current liabilities	13	7,212,463	4,255,931	652,250
Lease liabilities, non-current	11	26,651,446	23,755,721	3,640,724
Deferred tax liabilities	19	21,228,656	18,825,416	2,885,121
Convertible loan	14	1,218,905,676	1,174,867,883	180,056,381
Non-current liabilities		1,273,998,241	1,221,704,951	187,234,476
Total liabilities		3,149,695,951	3,107,695,299	476,275,140
Commitments and contingencies	24
Mezzanine equity:
Redeemable non-controlling interests	21	495,844,565	1,093,526,058	167,590,201
Shareholders’ deficit:
Class A ordinary shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2019 and 2020; 40,812,245 shares and 42,812,245 issued as of December 31, 2019 and 2020; 32,176,825 shares and 35,321,611 shares outstanding as of December 31, 2019 and 2020)	16	20,260	22,426	3,437
Class B ordinary shares (US$0.0001 par value; 34,248,442 shares authorized as of December 31, 2019 and 2020; 32,937,193 shares issued and outstanding as of December 31, 2019 and 2020)	16	24,391	24,391	3,738
Additional paid-in capital		4,321,100,861	4,784,314,735	733,228,312
Treasury stock (US$0.0001 par value; 8,635,420 and 7,490,634 shares as of December 31, 2019 and December 31, 2020, respectively)		(142,228,779)	(142,228,779)	(21,797,514)
Accumulated other comprehensive income (loss)		(17,934,525)	84,319,590	12,922,543
Accumulated deficit		(4,862,464,162)	(6,007,226,873)	(920,647,797)
Total Qutoutiao Inc. shareholders’ deficit		(701,481,954)	(1,280,774,510)	(196,287,281)
Non-controlling interests	21	(3,861,667)	(4,589,258)	(703,335)
Total shareholders’ deficit		(705,343,621)	(1,285,363,768)	(196,990,616)
Total liabilities, mezzanine equity and shareholders’ deficit		2,940,196,895	2,915,857,589	446,874,725
The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended December 31, 2018, 2019 and 2020
(RMB, except share data, or otherwise noted)

		Year ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	US$(Note 2(e))
Advertising and marketing revenue		2,796,810,549	4,942,104,752	4,795,960,137	735,013,048
Advertising and marketing revenue- related parties	22	17,447,475	473,215,790	250,874,596	38,448,214
Other revenue		178,290,618	154,760,062	238,360,290	36,530,313
Other revenue-related parties	22	29,597,143	—	—	—

Net revenues		3,022,145,785	5,570,080,604	5,285,195,023	809,991,575
Cost of revenues		(497,592,461)	(1,598,220,452)	(1,643,365,048)	(251,856,712)
Cost of revenues-related parties	22	(6,020,268)	(42,411,604)	(31,051,100)	(4,758,789)

Gross profit		2,518,533,056	3,929,448,548	3,610,778,875	553,376,074

Operating expenses:
Research and development expenses	2(t)	(270,107,740)	(926,231,578)	(947,870,809)	(145,267,557)
Sales and marketing expenses	2(u)	(3,226,367,334)	(5,486,423,653)	(3,377,368,441)	(517,604,359)
Sales and marketing expenses-related parties	22	(23,670,772)	(3,284,223)	(4,192,090)	(642,466)
General and administrative expenses	2(v)	(980,725,286)	(267,033,100)	(392,815,316)	(60,201,581)

Total operating expenses		(4,500,871,132)	(6,682,972,554)	(4,722,246,656)	(723,715,963)

Other operating income	20	724,892	30,292,356	79,298,306	12,152,997

Loss from operations		(1,981,613,184)	(2,723,231,650)	(1,032,169,475)	(158,186,892)

Interest income	5, 6	27,087,009	48,440,468	10,418,919	1,596,769
Interest expense	14	—	(26,878,316)	(38,143,009)	(5,845,672)
Foreign exchange related gains (loss), net		4,133,996	1,868,497	(7,183,462)	(1,100,914)
Investment income (loss)	6	4,214,607	6,327,104	(31,788,048)	(4,871,731)
Other income/(expenses), net	2(ab)	(69,181)	9,048,926	(7,308,728)	(1,120,112)

Loss before income taxes		(1,946,246,753)	(2,684,424,971)	(1,106,173,803)	(169,528,552)
Income tax benefit/(expense)	19	400,541	(4,842,876)	1,007,370	154,386

Net loss		(1,945,846,212)	(2,689,267,847)	(1,105,166,433)	(169,374,166)

Net loss attributable to non-controlling interests		3,274,525	587,142	727,592	111,508

Net loss attributable to Qutoutiao Inc.		(1,942,571,687)	(2,688,680,705)	(1,104,438,841)	(169,262,658)
Accretion to convertible redeemable preferred shares redemption value	15	(101,806,743)	—	—	—
Accretion to redemption value of convertible redeemable preferred shares of a subsidiary	21	(978,201)	(20,548,032)	(48,276,771)	(7,398,739)
Gains on repurchase of convertible redeemable preferred shares	15	18,332,152	—	—	—
Gains on repurchase of convertible redeemable preferred shares of a subsidiary	21	—	—	14,841,680	2,274,587
Deemed dividend to preferred shareholders	15	(1,916,871)	—	—	—

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders		(2,028,941,350)	(2,709,228,737)	(1,137,873,932)	(174,386,810)

Net loss		(1,945,846,212)	(2,689,267,847)	(1,105,166,433)	(169,374,166)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax		(16,453,526)	(1,505,650)	102,254,115	15,671,129

Total comprehensive loss		(1,962,299,738)	(2,690,773,497)	(1,002,912,318)	(153,703,037)

Comprehensive loss attributable to non-controlling interests		3,274,525	587,142	727,592	111,508
Comprehensive loss attributable to Qutoutiao Inc.		(1,959,025,213)	(2,690,186,355)	(1,002,184,726)	(153,591,529)

Net loss per share attributable to Qutoutiao Inc.’s ordinary shareholders
— Basic and diluted	23	(52.69)	(39.41)	(15.69)	(2.40)
Weighted average number of ordinary shares used in per share calculation:
— Basic and Diluted	23	38,507,184	68,749,981	72,513,077	72,513,077

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
For the Years Ended December 31, 2018, 2019 and 2020
(RMB, except share data, or otherwise noted)

	Outstanding ordinary shares		Additional paid-in capital	Treasury stocks		Accumulated other comprehensive loss				Total shareholders’ deficit
	Number of Shares	Amount		Number of Shares	Amount		Accumulated deficit	Statutory reserves	Non-controlling interests
Balance as of January 1, 2018	24,062,500	15,723	8,856,316	10,000,000	—	24,651	(117,456,701)	—		(108,560,011)

Share-based compensation expense (Note 17)	—	—	951,626,250	—	—	—	—	—	—	951,626,250
Distribution to the founder (Note 17)	—	—	6,837,374	—	—	—	(6,837,374)	—	—	—
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(15,718,213)	—	—	(15,718,213)
Accretion on Series A1 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(4,840,875)	—	—	(4,840,875)
Accretion on Series B1 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(37,001,459)	—	—	(37,001,459)
Accretion on Series B2 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(31,800,587)	—	—	(31,800,587)
Accretion on Series B3 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(12,312,158)	—	—	(12,312,158)
Accretion on Series C1 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(133,451)	—	—	(133,451)
Accretion on Series A convertible redeemable preferred shares of a subsidiary	—	—	—	—	—	—	(978,201)	—	—	(978,201)
Deemed dividend to preferred shareholders (Note 15)	—	—	1,916,871	—	—	—	(1,916,871)	—	—	—
Conversion of series A, A1, B1, B2, B3, C1 preferred shares to ordinary shares	17,821,248	12,217	2,123,975,054	—	—	—	—	—	—	2,123,987,271
Vesting of restricted shares to founders	15,937,500	10,926	(10,926)	—	—	—	—	—	—	—
Gains on repurchase of convertible redeemable preferred shares	—	—	—	—	—	—	18,332,152	—	—	18,332,152
Issuance of ordinary shares upon Initial Public Offering (“IPO”) and over-allotment option, net of cost of issuance (Note 3)	3,450,000	2,364	590,929,119	—	—	—	—	—	—	590,931,483
Exercise of share options	500,000	317	—	(500,000)	—	—	—	—	—	317
Net loss	—	—	—	—	—	—	(1,942,571,687)	—	(3,274,525)	(1,945,846,212)
Foreign currency translation	—	—	—	—	—	(16,453,526)	—	—	—	(16,453,526)

Balance as of December 31, 2018	61,771,248	41,547	3,684,130,058	9,500,000	—	(16,428,875)	(2,153,235,425)	—	(3,274,525)	1,511,232,780

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
For the Years Ended December 31, 2018, 2019 and 2020
(RMB, except share data, or otherwise noted)

	Outstanding ordinary shares		Additional paid-in capital	Treasury stocks		Accumulated other comprehensive loss				Total shareholders’ deficit
	Number of Shares	Amount		Number of Shares	Amount		Accumulated deficit	Statutory reserves	Non-controlling interests
Balance as of January 1, 2019	61,771,248	41,547	3,684,130,058	9,500,000	—	(16,428,875)	(2,153,235,425)	—	(3,274,525)	1,511,232,780

Share-based compensation expense (Note 17)	—	—	271,978,493	—	—	—	—	—	—	271,978,493
Accretion on Series A convertible redeemable preferred shares of a subsidiary	—	—	—	—	—	—	(12,171,842)	—	—	(12,171,842)
Accretion on Series B convertible redeemable preferred shares of a subsidiary	—	—	—	—	—	—	(8,376,190)	—	—	(8,376,190)
Issuance of ordinary shares upon follow-on offering, net of issuance costs (Note 3)	831,967	558	212,143,015	—	—	—	—	—	—	212,143,573
Issuance of ordinary shares to the Paper (Note 3)	1,480,123	1,047	152,849,295	—	—	—	—	—	—	152,850,342
Repurchase of ordinary shares (Note 2z)	(1,166,425)	—	—	1,166,425	(142,228,779)	—	—	—	—	(142,228,779)
Exercise of share options	2,197,105	1,499	—	(2,031,005)	—	—	—	—	—	1,499
Net loss	—	—	—	—	—	—	(2,688,680,705)	—	(587,142)	(2,689,267,847)
Foreign currency translation	—	—	—	—	—	(1,505,650)	—	—	—	(1,505,650)

Balance as of December 31, 2019	65,114,018	44,651	4,321,100,861	8,635,420	(142,228,779)	(17,934,525)	(4,862,464,162)	—	(3,861,667)	(705,343,621)

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
For the Years Ended December 31, 2018, 2019 and 2020
(RMB, except share data, or otherwise noted)

	Outstanding ordinary shares		Additional paid-in capital	Treasury stocks		Accumulated other comprehensive income/(loss)				Total
	Number of Shares	Amount		Number of Shares	Amount		Accumulated deficit	Statutory reserves	Non-controlling interests	shareholders’ deficit
Balance as of January 1, 2020	65,114,018	44,651	4,321,100,861	8,635,420	(142,228,779)	(17,934,525)	(4,862,464,162)	—	(3,861,667)	(705,343,621)

Cumulative effect of adoption of accounting standard	—	—	—	—	—	—	(6,888,779)	—	—	(6,888,779)
Share-based compensation expense (Note 17)	—		463,213,874	—	—	—	—	—	—	463,213,874
Accretion on Series A convertible redeemable preferred shares of a subsidiary	—	—	—	—	—	—	(13,509,457)	—	—	(13,509,457)
Accretion on Series B convertible redeemable preferred shares of a subsidiary	—	—	—	—	—	—	(33,187,330)	—	—	(33,187,330)
Accretion on Series C convertible redeemable preferred shares of a subsidiary	—	—	—	—	—	—	(1,579,984)	—	—	(1,579,984)
Gains on repurchase of Series B convertible redeemable preferred shares of a subsidiary	—	—	—	—	—	—	14,841,680	—	—	14,841,680
Exercise of share options	3,144,786	2,166	—	(1,144,786)	—	—	—	—	—	2,166
Net loss	—	—	—	—	—	—	(1,104,438,841)	—	(727,591)	(1,105,166,432)
Foreign currency translation	—	—	—	—	—	102,254,115	—	—	—	102,254,115

Balance as of December 31, 2020	68,258,804	46,817	4,784,314,735	7,490,634	(142,228,779)	84,319,590	(6,007,226,873)	—	(4,589,258)	(1,285,363,768)

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2018, 2019 and 2020
(RMB, except share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$(Note 2(e))
Cash flows from operating activities
Net loss	(1,945,846,212)	(2,689,267,847)	(1,105,166,433)	(169,374,166)
Adjustments for:
Depreciation of property and equipment	4,291,284	10,003,655	12,143,925	1,861,138
Amortization of intangible assets	1,602,163	10,555,229	13,025,735	1,996,281
Non-cash operating lease expense	—	43,513,790	41,205,243	6,314,980
Deferred tax benefit	(400,541)	(2,403,243)	(2,403,240)	(368,313)
Share-based compensation	951,626,250	271,978,493	463,213,874	70,990,632
Interest expense	—	26,878,316	36,798,148	5,639,563
Changes in estimate for accrued liabilities related to users’ loyalty programs	54,601,750	22,687,320	8,746,231	1,340,419
Allowance for doubtful accounts	—	—	79,809,120	12,231,283
Unrealized gain of publicly traded equity security	—	—	(16,665,259)	(2,554,063)
Unrealized loss of non-marketable equity securities	—	—	54,403,495	8,337,700
Loss on disposal of property, plant and equipment	—	—	169,916	26,041
Changes in assets and liabilities, net of impact of acquisition:
Accounts receivable	(160,733,479)	(322,838,858)	(297,664,140)	(45,619,025)
Amount due from related parties	—	(278,155,878)	(105,438,482)	(16,159,154)
Prepayments and other current assets	(74,365,824)	(85,958,956)	105,748,575	16,206,678
Accounts receivables, noncurrent	—	—	(54,638,516)	(8,373,719)
Other non-current assets	(3,388,147)	(8,979,480)	13,111,844	2,009,478
Accounts payable	115,892,236	197,019,533	120,574,857	18,478,905
Amount due to related parties	—	3,436,586	5,990,297	918,053
Registered users’ loyalty payable	235,684,796	(122,516,495)	(61,518,893)	(9,428,183)
Salary and welfare payable	36,964,404	85,747,532	20,256,670	3,104,470
Tax payable	70,010,545	13,096,995	(20,963,972)	(3,212,869)
Accrued liabilities related to users’ loyalty programs	(197,471,407)	22,363,815	2,156,637	330,519
Accrued liabilities and other current liabilities	353,985,756	392,071,989	(28,786,344)	(4,411,700)
Advances from customers and deferred revenue	113,095,683	91,530,811	(105,853,778)	(16,222,801)
Operating lease liabilities	—	(45,584,621)	(39,073,120)	(5,988,218)
Non-current liabilities	9,686,219	(2,473,756)	(2,956,532)	(453,108)
Net cash used in operating activities	(434,764,524)	(2,367,295,070)	(863,774,142)	(132,379,179)
Cash flows from investing activities:
Purchase of short-term investments	(4,164,032,230)	(2,454,602,495)	(1,271,775,756)	(194,908,162)
Purchase of long-term investments	—	(37,589,200)	(106,276,500)	(16,287,586)
Proceeds from maturity of short-term investments	4,189,115,780	1,294,361,059	2,173,594,307	333,117,901
Purchase of intangible assets	(72,097,321)	(4,971,310)	(3,785,796)	(580,199)
Cash paid for acquisitions, net of cash acquired	(10,729,825)	—	—	—
Purchase of property and equipment	(14,924,590)	(21,349,657)	(6,197,867)	(949,865)
Proceeds from disposal of property and equipment	175,634	—	786,601	120,552
Prepayment for purchase of intangible asset	—	—	(3,800,000)	(582,375)
Net cash provided by/(used in) investing activities	(72,492,552)	(1,224,151,603)	782,544,989	119,930,266
Cash flows from financing activities:
Proceeds from issuance of Series B1 Convertible redeemable Preferred Shares, net of issuance costs	651,736,522	—	—	—
Proceeds from issuance of Series B2 Convertible redeemable Preferred Shares, net of issuance costs	569,316,830	—	—	—
Proceeds from issuance of Series B3 Convertible redeemable Preferred Shares, net of issuance costs	282,249,969	—	—	—
Proceeds from issuance of Series C1 Convertible redeemable Preferred Shares, net of issuance costs	104,947,585	—	—	—
Proceeds from issuance of Series A Convertible redeemable Preferred Shares of a subsidiary, net of issuance cost	97,147,400	27,357,503	—	—
Proceeds from issuance of Series B Convertible redeemable Preferred Shares of a subsidiary, net of issuance cost	—	353,337,104	—	—
Payment of accrued issuance costs for Series B convertible redeemable preferred shares of a subsidiary	—	—	(435,000)	(66,667)
Repurchase of Series B Convertible redeemable Preferred Shares of a subsidiary	—	—	(135,744,000)	(20,803,678)
Proceeds from issuance of Series C Convertible redeemable Preferred Shares of a subsidiary, net of issuance costs	—	—	360,569,000	55,259,617
Proceeds from issuance of ordinary shares upon Initial Public Offering and over-allotment option, net of cost of issuance	592,507,394	—	—	—
Payment of accrued Initial Public Offering expense	—	(1,575,911)	—	—
Proceeds from follow-on offering, net of issuance costs	—	212,143,573	—	—
Proceeds from issuance of ordinary shares to The Paper		144,351,128	—	—

Proceeds from Convertible Loan, net of issuance costs	—	1,174,616,692	—	—
Payment for repurchase of ordinary shares	—	(142,228,779)	—	—
Cash received from other financing activities	138,051	—	—	—
Proceeds from bank borrowings	—	—	70,000,000	10,727,969
Proceeds of borrowings from a related party	—	—	13,356,200	2,046,927
Net cash provided by financing activities	2,298,043,751	1,768,001,310	307,746,200	47,164,168
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,790,786,675	(1,823,445,363)	226,517,047	34,715,255
Effect of exchange rate changes on cash, restricted cash and cash equivalents	117,043,158	12,845,762	(7,414,861)	(1,136,377)
Cash, cash equivalents and restricted cash at the beginning of year	278,458,413	2,186,288,246	375,688,645	57,576,804
Cash, cash equivalents and restricted cash at the end of year	2,186,288,246	375,688,645	594,790,831	91,155,682
Supplemental disclosure of cash flow information:
Cash paid for interest	—	—	364,444	55,853
Cash paid for income taxes	—	—	3,267,758	500,806
Non-cash financing and investing activities:
Accrued Initial Public Offering expense	1,575,911	—	—	—
Accrued Series A and B convertible redeemable preferred shares issuance cost of a subsidiary	126,146	435,000	—	—
Revenue recognized for non-monetary transactions (Note 8)	—	(40,000,000)	—	—
Sales and marketing expense recorded for non-monetary transactions (Note 8)	—	21,132,075	—	—
Incentive payment to customer (Note 13)	(22,842,164)	—	—	—
Cooperation service fee to The Paper (Note 3)	—	(8,499,574)	—	—
Accretion to Series A preferred shares redemption value	15,718,213	—	—	—
Accretion to Series A1 preferred shares redemption value	4,840,875	—	—	—
Accretion to Series B1 preferred shares redemption value	37,001,459	—	—	—
Accretion to Series B2 preferred shares redemption value	31,800,587	—	—	—
Accretion to Series B3 preferred shares redemption value	12,312,158	—	—	—
Accretion to Series C1 preferred shares redemption value	133,451	—	—	—
Accrued Series C convertible redeemable preferred shares issuance cost of a subsidiary	—	—	3,135,292	480,505
Deemed dividend to preferred shares shareholders	1,916,871	—	—	—
Gains on repurchase of convertible redeemable preferred shares	(18,332,152)	—	—	—
Gains on repurchase of convertible redeemable preferred shares of a subsidiary	—	—	(14,841,680)	(2,274,587)
Accretion to redemption value of Series A, B and C convertible redeemable preferred shares of a subsidiary	978,201	20,548,032	48,276,771	7,398,739
Content and intangible assets acquired from a third-party investor through the issuance of Series C convertible redeemable preferred shares of a subsidiary (Note 21)	—	—	(375,804,780)	(57,594,602)
The below table reconciles cash, cash equivalents, and restricted cash as reported in the consolidated balanace sheets to the total of the same amounts shown in the consolidated statements of cash flows

Cash and cash equivalents	2,186,288,246	347,817,093	494,474,891	75,781,592
Restricted cash	—	27,871,552	100,315,940	15,374,090
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	2,186,288,246	375,688,645	594,790,831	91,155,682
The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(RMB, except share data, or otherwise noted)

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

As of December 31, 2020, the Company’s principal subsidiaries and consolidated Affiliated Entities are as follows:

Name of subsidiaries and VIEs	Date of establishment/ acquisition	Place of incorporation		Percentage of direct or indirect economic ownership
Wholly owned subsidiaries of the Company:
InfoUniversal Limited(“InfoUniversal”)	August 2017	Hong Kong		100%
Qtech USA Inc. (“Qtech”)	April 2018	USA		100%
Fun Literature Limited (Cayman) (“Fun Literature”)	October 2018	Cayman Islands		78%
Fun Literature (HK) Limited (“Fun Literature HK”)	October 2018	Hong Kong		100%
Shanghai Quyun Internet Technology Co., Ltd. (“Quyun WFOE”)	October 2017	PRC		100%
Shanghai Dianguan Network Technology Co., Ltd. (“Dianguan”)	February 2018	PRC		100%
QTT Asia Ltd.(“QTT Asia”)	April 2018	British Virgin Islands	(“BVI”)	100%
Shanghai Zhicao Information Technology Co., Ltd. (“Zhicao WFOE”)	December 2018	PRC		100%
Shanghai Chenxing Software Technology Co., Ltd. (“Chenxing”)	Januray 2020	PRC		100%
Shanghai Yanmo Software Technology Co., Ltd. (“Yanmo”)	October 2019	PRC		100%
Shanghai Shuqin Information Technology Co., Ltd. (“Shuqin”)	November 2020	PRC		100%
Shanghai Wennuo Information Technology Co., Ltd. (“Wennuo”)	July 2020	PRC		100%
Variable Interest Entity (“VIEs”)
Shanghai Jifen Culture Communications Co., Ltd. (“Jifen or Jifen VIE”)	January 2012	PRC		100%
Beijing Churun Internet Technology Co., Ltd. (“Churun”)	November 2018	PRC		100%
Shanghai Big Rhinoceros Horn Information Technology, Co., Ltd (“Big Rhinoceros Horn”)	November 2018	PRC		100%
Shanghai DragonS Information Technology, Co., Ltd (“ DragonS Information”)	January 2019	PRC		100%
Anhui Zhangduan Internet Technology Co., Ltd. (“Zhangduan”)	March 2017	PRC		100%
Hubei Rapid Information Technology Co., Ltd. (“Rapid Information”)	March 2019	PRC		100%
Shanghai Tuohuan Information Technology Co., Ltd. (“Tuohuan”)	September 2019	PRC		100%
Shanghai Ququanquan Information Technology Co., Ltd. (“Ququanquan”)	October 2019	PRC		100%
Shanghai Xiaoqiao Information Technology Co., Ltd. (“Xiaoqiao”)	September 2019	PRC		100%
Shanghai Xunkai Information Technology Co., Ltd. (“Xunkai”)	October 2019	PRC		100%
Huaian Beixia Information Technology Co., Ltd. (“Beixia”)	November 2020	PRC		100%
Shanghai Douzao Internet Technology Co., Ltd. (“Douzao”)	July 2020	PRC		100%
Subsidiaries of Variable Interest Entity (“VIE subsidiaries”)
Shanghai Xike Information Technology Service Co., Ltd. (“Xike”)	July 2016	PRC		100%
Shanghai Tuile Information Technology Service Co., Ltd. (“Tuile”)	July 2016	PRC		100%

Beijing Qukandian Internet Technology Co., Ltd. (“Qukandian”)	April 2017	PRC	100%
Shanghai Heitu Internet Technology Co., Ltd. (“Heitu”)	January 2019	PRC	100%
Shanghai Zheyun Internet Technology Co., Ltd. (“Zheyun”)	January 2019	PRC	100%
Beijing Supreme Pole International Sports Development Co., Ltd. (“Supreme Pole International Sports”)	January 2019	PRC	100%
Tianjin Quwen Internet Technology Co., Ltd. (“Quwen”)	August 2018	PRC	100%
Shanghai Manchuan Information Technology Co., Ltd. (“Manchuan”)	March 2020	PRC	100%
Shanghai Yunxi Information Technology Co., Ltd. (“Yunxi”)	April 2020	PRC	100%
Hubei Xijie Information Technology Co., Ltd. Shanghai Branch (“Xijie”)	January 2020	PRC	100%
Hubei Xijie Information Technology Co., Ltd. (“Xijie”)	January 2019	PRC	100%
Hubei Rapid Information Technology Co., Ltd. Shanghai Branch (“Jietu”)	January 2020	PRC	100%
Shanghai Luoshi Software Technology Co., Ltd. (“Luoshi”)	Januray 2020	PRC	100%
Shanghai Xiaying Software Technology Co., Ltd. (“Xiaying”)	November 2019	PRC	100%
Shanghai Songmang Internet Technology Co., Ltd. (“Songmang”)	December 2019	PRC	100%
Shanghai Miaoqu Internet Technology Co., Ltd. (“Miaoqu”)	December 2019	PRC	100%
Shanghai Xixia Information Technology Co., Ltd. (“Xixia”)	October 2019	PRC	100%
Shanghai Mili Information Technology Co., Ltd. (“Mili”)	March 2020	PRC	100%
Shanghai Kunjie Information Technology Co., Ltd. (“Kunjie”)	March 2020	PRC	100%
Hubei Qingluo Information Technology Co., Ltd. Shanghai Branch (“Qingluo”)	March 2020	PRC	100%
Hubei Qingluo Information Technology Co., Ltd. (“Qingluo”)	March 2019	PRC	100%
(b) Organization
The consolidated financial statements include the financial statements of the Company, its subsidiaries, the Affiliated Entities for which the Company is the primary beneficiary.
Jifen was incorporated in the PRC in 2012 and started the operation of the mobile platforms for distribution, consumption and sharing of light entertainment content (the “principal business”) from 2016. To facilitate offshore financing, an offshore corporate structure was formed in 2017 by incorporating the Company and Quyun WFOE. On October 13, 2017, the Group entered into various arrangements (“VIE Agreements”) as related to its Affiliated Entities or its shareholders in order to comply with PRC laws and regulations on internet business.
By entering the VIE Agreements, Jifen became a VIE whose primary beneficiary is Quyun WFOE and the shareholders of Jifen became the “Nominee Shareholders” of Jifen. The principal terms of the contractual arrangements are described below:
Exclusive Technology Support and Consulting Services Agreement
Under the exclusive technology support and consulting services agreement between Jifen VIE and Quyun WFOE, Quyun WFOE has the exclusive right to provide to Jifen technology support, business management consulting, marketing consultation, products research and development and technology services related to all technologies, and business operations needed for its business. Quyun WFOE owns the exclusive intellectual property rights created because of the performance of this agreement.

The service fee payable by Jifen to Quyun WFOE is determined by Quyun WFOE based on its services provided including various factors such as Quyun WFOE’s incurred technology support and consulting services fees, performance data and Jifen VIE’s revenues. The term of this agreement will expire in 10 years and may be extended at Quyun WFOE’s request prior to the expiration date. Quyun WFOE is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Jifen VIE. There was no service fee paid and payable from Jifen VIE to Quyun WFOE for the years ended December 31, 2018, 2019 and 2020 as Jifen, in aggregated, has been incurring losses.
Exclusive Option Agreement
The parties to the exclusive option agreement entered are Jifen VIE, Quyun WFOE and each of the shareholders of Jifen VIE. Under the exclusive option agreement, each of the shareholders of Jifen VIE irrevocably granted Quyun WFOE or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Jifen VIE and all or part of assets of Jifen VIE. Quyun WFOE or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. The exercise price shall be the lowest allowable share purchase amount permitted by the PRC law for the 100% equity interest (or pro-rata
if Quyun WFOE decides to purchase part of the equity interest). Additionally, the share purchase amount paid by WFOE to the shareholders should be used to settle the outstanding loan amounts under the loan agreement and/or refund back to Quyun WFOE through the method permitted by the PRC law once received. Without Quyun WFOE’s prior written consent, Jifen VIE’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Jifen VIE. The agreement expires upon transfer of all shares or assets of Jifen VIE to Quyun WFOE or its designated representative(s). The term of this agreement will expire in 10 years and may be extended at Quyun WFOE’s request prior to the expiration date. Quyun WFOE is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Jifen VIE.
Voting Rights Proxy Agreement
The parties to the exclusive option agreement are Jifen VIE, Quyun WFOE and each of the shareholders of Jifen VIE, with the exception of The Paper (see below for additional information on The Paper arrangement). Under the agreement, each of the shareholders of Jifen VIE irrevocably granted Quyun WFOE or its designated representative(s) the right to exercise his/her rights as a shareholder of Jifen VIE including hosting board of directors meeting, terminate and nominate board members and senior management of Jifen VIE and other shareholders’ voting rights. During the period that each of Shanghai Quyun and Shanghai Jifen remain in operation, the voting rights proxy agreement shall be irrevocable and continuously effective and valid for ten years from the execution date unless otherwise agreed to by all parties. Upon the expiration of the original term or any renewal term of the voting rights proxy agreement, the agreement shall be automatically renewed for an additional one year period unless, at least 30 days prior to the expiration date, Shanghai Quyun provides notice to the other parties to the voting rights proxy agreement not to renew the agreement.
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
In September 2019, Jifen VIE issued equity interests representing 1%
of its enlarged share capital to Shanghai Dongfang Newspaper Co., Ltd., commonly known as “The Paper” at a nominal price. The Paper has designated one representative to Jifen VIE’s Board of Directors to assist with enhancing the quality of contents and ensure the content compliance with the applicable laws on the Company’s platform but does not participate in the VIE’s operational decision making. The Paper will not absorb the losses allocation, if any, from the Jifen VIE. The Company believes that its control over the consolidated VIE and its subsidiaries and the economic benefits received from the consolidated VIE will not be affected and will continue to consolidate the VIE.

The
1
% equity interests held by The Paper represents a
non-controlling
interest of the Group.
(c) Going Concern
The Group has incurred losses from operations since inception. The Group incurred net losses of RMB1,945.8 million, RMB2,689.3 and RMB1,105.2 million for the years ended December 31, 2018, 2019 and 2020, respectively. Accumulated deficit amounted to RMB4,862.5 million and RMB6,007.2 million as of December 31, 2019 and 2020, respectively. Net cash used in operating activities was approximately RMB434.8 million, RMB2,367.3 million and RMB863.8 million for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the Group’s working capital was RMB816.5 million and RMB586.3 million, respectively. As of December 31, 2020, the Group had cash and cash equivalent of RMB494.5 million, restricted cash of RMB100.3 million and short-term investments of RMB391.0 million, and total current and long-term liabilities of RMB1,886.0 million and RMB1,221.7 million, respectively.
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
The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plans, which include adjusting the pace of its operation expansion and controlling operating cost and expenses, mainly user acquisition and engagement costs, to reduce the cash used in operating cash flows. To implement the plans, the Company will continue to enhance user engagement and retention by offering higher quality and diversified contents while closely control the content costs with more selective content acquisition and better leverage of existing content varieties, and continue to optimize the user loyalty programs and the traffic acquisition strategy to efficiently control and reduce these user related costs. The Company will further preserve liquidity and manage cash flows by reducing discretionary expenditure including advertising expenses and general and administrative expenses
.

Management has concluded, after giving consideration to its plans as noted above, that they have alleviated the substantial doubt as to its ability to continue as a going concern and believes the Company has sufficient cash and other financial resources and liquidity to fund its operations for one year from the date of the filing of the consolidated financial statements, and that there is not substantial doubt about the Company’s ability to continue operations as a going concern for that one-year
period.
Additionally, as discussed in Note 14 to the consolidated financial statements, the Company has a convertible loan of US$171.1 million that will mature on April 4, 2022.

Given the significance of the amount repayable upon maturity, the maturity of the convertible loan will have a significant impact on the Company’s liquidity. Management’s plans to mitigate the impact of the liquidity due to the maturity of the convertible loan include: 1) generating cash flows from operations or obtaining external financing to repay the loan, 2) negotiating with the creditor to renew the loan, and 3) negotiating with the creditor to adjust down the conversion price and converting the loan into the Company’s ordinary shares, which could have a dilution impact to the existing shareholders. However, it is uncertain whether the management’s plans will be successfully implemented.

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
The Company believes that revenue recognition, liabilities related to loyalty programs, consolidation of VIEs, allowance for credit losses, determination of share-based compensation and impairment assessment of long-lived assets reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.
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

The following table sets forth the assets, liabilities, results of operations and cash flows of VIEs and its subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and its subsidiaries are eliminated in the balances presented below:

	As of
	December 31, 2019	December 31, 2020
Assets
Current assets
Cash and cash equivalents	7,807,740	12,083,788
Restricted cash	27,871,552	64,315,940
Short-term investments	31,430,000	98,350,000
Accounts receivable, net	526,689,373	737,789,173
Amount due from subsidiaries of the Company	548,857,973	1,173,052,601
Amount due from related parties	262,581,158	368,465,174
Prepayments and other current assets	172,737,341	330,887,406

Total current assets	1,577,975,137	2,784,944,082

Non-current assets
Property and equipment, net	23,152,687	16,961,356
Accounts receivables, non-current	—	54,638,516
Long-term investments	10,000,000	8,000,000
Right-of-use assets	61,931,400	48,109,166
Intangible assets	4,029,056	7,821,323
Other non-current assets	14,211,365	143,824,997

Total non-current assets	113,324,508	279,355,358

Total assets	1,691,299,645	3,064,299,440

Liabilities
Current liabilities
Short-term borrowing	—	50,000,000
Accounts payable	313,189,188	399,857,773
Amount due to subsidiaries of the Company	2,734,962,567	5,426,800,647
Amount due to related parties	3,330,101	4,294,733
Registered users’ loyalty payable	127,253,323	66,180,291
Advance from customers and deferred revenue	246,251,382	140,776,350
Salary and welfare payable	126,884,752	115,307,402
Tax payable	93,025,726	98,797,489
Lease liabilities, current	31,275,663	20,030,138
Accrued liabilities related to users’ loyalty programs	89,184,947	100,087,815
Accrued liabilities and other current liabilities	761,687,143	607,455,490

Total current liabilities	4,527,044,792	7,029,588,128
Lease liabilities, non-current	25,279,037	23,533,711

Total liabilities	4,552,323,829	7,053,121,839

	Year ended December 31,
	2018	2019	2020
Net revenues	3,065,573,756	5,627,372,568	5,283,682,290
Net loss	(1,882,747,022)	(2,469,063,768)	(1,096,208,019)

	Year ended December 31,
	2018	2019	2020
Net cash provided used in operating activities	(77,218,211)	(2,782,745,243)	(391,006,589)
Net cash provided by/(used in) investing activities	90,767,728	(60,545,682)	(80,506,432)
Net cash provided by/ (used in) financing activities	(5,402,941)	2,859,505,971	512,233,457

Net increase in cash and cash equivalents	8,146,576	16,215,046	40,720,436

In accordance with the aforementioned VIE agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of VIEs. Therefore the Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of December 31, 2019 and 2020. As the VIEs and their subsidiaries were incorporated as limited liability Company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs.
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
The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expense items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ deficit on the consolidated financial statement. The exchange rates used for translation on December 31, 2019 and December 31, 2020 were US$1.00= RMB6.9762 and RMB 6.5249, respectively, representing the index rates stipulated by the People’s Bank of China.
(e) Convenience Translation
Translations of balances in the Group’s consolidated balance sheet, consolidated statement of operations and comprehensive loss and consolidated statement of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1 = RMB6.5250, representing the noon buying rate set forth in the H.10 statistical release of the US Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.
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
The Group’s financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, equity securities, short-term borrowings, accounts payable, advance from advertising customers, registered users’ loyalty payable, other liabilities, and convertible loan.
As of December 31, 2019 and 2020, the carrying values of cash and cash equivalents, short-term investments in time deposits, current accounts receivable, non-marketable
equity securities, short-term borrowings, accounts payable, advance from customers and deferred revenue, registered users’ loyalty payable and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.
The estimated fair value of noncurrent accounts receivable approximates the carrying value as the discounting impact is not material. The estimated fair value of the long-term convertible loan approximated its carrying amount of RMB1,174.9 million as the stated interest rate of the loan is close to the market rate. The convertible loan would qualify as Level 3 in the fair value hierarchy if it was to be carried at fair value due to the presence of significant unobservable inputs.
Assets and liabilities measured at fair value on a recurring basis
On a recurring basis, the Group measures its short-term investments in wealth management products and publicly traded equity security at fair value. The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 31, 2019	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments — Wealth management products	—	314,812,946	—	314,812,946

As of December 31, 2020	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments — Wealth management products	—	354,847,029	—	354,847,029
Short-term investments — Equity investment in a publicly traded security	36,186,345	—	—	36,186,345

The Group values its investments in wealth management products issued by certain banks using quoted subscription/redemption prices published by these banks, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Assets and liabilities measured at fair value on a
non-recurring
basis
The equity securities without readily determinable fair value are measured at fair value on a non-recurring
basis, adjusted for observable transactions for identical or similar investments of the same issuer or impairment. These securities are classified as Level 3 in the fair value hierarchy because the Company estimates the value based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs such as volatility, rights, and obligations of the securities we hold.
(g) Cash and Cash Equivalents
Cash and cash equivalents include cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.
(h) Restricted cash
As of December 31, 2020, restricted cash of RMB100.3 million represents the cash balance of RMB64.3 million that were frozen as a result of a pending litigation (Refer to Note 24 – Commitments and Contingencies) as well as RMB36.0 million which was frozen in cooperation with an ongoing investigation of one of the Group’s customers.
(i) Short-term investments
Short-term investments include time deposits with original maturities between three months and a year with banks in the PRC, investments in wealth management products issued by certain banks which are redeemable by the Company at any time, and a publicly traded equity security that’s listed on the Hong Kong Stock Exchange. The company classifies investments as current based on the nature of the investments and their availability for use in current operations.
The wealth management products are unsecured with variable interest rates and primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company measures the investments in wealth management products at fair value using the quoted subscription or redemption prices published by these banks. As of December 31, 2020, no allowance for credit losses in short-term investments was recorded. Refer to Note 6 – Investments for additional information.
(j) Accounts receivable, net
Accounts receivable represents those receivables derived in the ordinary course of business, net of an allowance for any potentially uncollectible amounts, and are classified as current or long-term in accordance with customer payment terms. The Company makes estimates of expected credit and collectibility trends for the allowance for credit losses based upon its assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions that may vary by geography, customer-type, or industry sub-vertical,
and other factors that may affect its ability to collect from customers. Expected credit losses are recorded as general and administrative expenses on our consolidated statements of comprehensive loss.
Although the Company has historically not experienced significant credit losses, they may experience increasing credit loss risks from accounts receivable in future periods if its customers are adversely affected by economic pressures or uncertainty associated with local or global economic recessions, disruption associated with the current
COVID-19
pandemic, or other customer-specific factors, and actual experience in the future may differ from their past experiences or current assessment.
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

(l) Long-term equity investments
The Company’s equity investments are accounted for as follows:

•
Non-marketable
equity securities that do not have readily determinable fair value are measured using the measurement alternative recorded at cost less any impairment, plus or minus changes resulting from subsequent
qualifying observable price changes.

Any changes in carrying vaue of these equity investments is recorded in the consolidated statements of comprehensive income/loss.
For the Company’s long-term investment in an equity fund, they
Company

elected to apply the net asset value (NAV) practical expedient per ASC 820 to measure these investments at fair value.

The NAV is the estimated fair value of these investments, and changes in fair value is recorded in the consolidated statements of comprehensive income/loss.

•
Equity method investments are securities that the Company does not control, but is able to exert significant influence over the investments. These investments are initially records at cost and subsequently recognizes proportionate share of each equity investee’s net income or loss and to reflect the amortization of basis differences in the consolidated statements of comprehensive loss and accordingly adjusts the carrying amount of the investments. An impairment charge is recorded if the carrying amount of the investments exceed their fair value and this condition is determined to be other-than-temporary. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investe.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. Refer to Note 6 – Investments for additional information.
(m) Goodwill and intangible assets
Intangible assets
Intangible assets represent the acquired right to operate an online audio/video content platform, which is amortized on a straight-line basis over its estimated useful life of 10 years, and computer software, which is amortized on a straight-line basis over its estimated useful life of 3-10 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the years ended December 31, 2018, 2019 and 2020.
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

As of December 31, 2019 and 2020, there is no event or any circumstance that the Company identified, which indicated that the fair value of the Company’s reporting unit was substantially lower than the respective carrying value. There was no impairment of goodwill for the years ended December 31, 2018, 2019 and 2020 and there was no change in goodwill during 2019 and 2020.
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
(p) Short-term borrowings
As of December 31, 2020, the Company had short-term borrowings from two banks of RMB70.0 million in aggregate, which were repayable in six months. The annualized interest rates of these borrowings are approximately 3% to 4%.
(q) Advances from customers and deferred revenue
Certain third party advertising customers pay in advance to purchase advertising and marketing services. Cash proceeds received from customers are initially recorded as advances from advertising customers and are recognized as revenues when revenue recognition criteria are met.
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
(r) Revenue recognition
The following is a description of principal activities of the Group from which the Group generates its revenue under ASC 606.
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
a. Advertising and marketing service provided to advertising customers
Before February 2018, the Group engaged certain advertising customers through a third-party advertising agent (“advertising agent”). In the arrangement with this advertising agent, it served as the Group’s sales agent in selling the Group’s advertising solutions to other second-tier advertising agents. The end advertisers are the customers of the Group as they specifically selected Qutoutiao to display their advertisement and the performance obligation of the Group is to provide the underlying advertising display services. The advertising agent earns a commission of approximately

2
% on average of the advertising revenues in the arrangement in return for providing bidding system for placement on Qutoutiao which the Company recognized as cost of revenues. The Group provides advertising and marketing services to advertising customers and recognizes advertising and marketing revenues on a gross basis as impressions or clicks are delivered.
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
The Group may also enter into contracts that can include various combinations of virtual items and privileges such as priority speaking rights or special symbols, which are generally capable of being distinct and accounted for as separate performance obligations, such as the VIP member program. Judgments are required as follow: 1) determining whether those virtual items and privilege are considered distinct performance obligations that should be accounted for separately versus together, 2) determining the standalone selling price for each distinct performance obligation, and 3) allocating of the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as the Group does not sell the virtual item or privilege separately, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For consumable virtual items, revenues is recognized immediately when the virtual item is used. For durable virtual items, revenue is recognized over the estimated user relationship periods. For the year ended December 31, 2020, the VIP membership program was not material.
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

In addition, the Group sells the advertisement spots placed in the online games to the advertisers and gets paid based on views/clicks. The advertisements price is negotiated and determined by the Group with a shared fee to be paid to the game developer. Similar to the advertising and marketing service provided to advertising customers described above in 2(r)(i) a, the Group is the principal in the arrangement and revenue is recognized on a gross basis as clicks or impressions are delivered with fees paid to game developers as cost of revenue.
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

	year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(e))
Major service line
Advertising service provided to advertising customers, recorded gross (1)	2,399,716,518	4,339,602,177	3,857,233,008	591,146,821
Advertising service provided to advertising platforms, recorded net	414,541,506	1,075,718,365	1,189,601,725	182,314,441
Other service
Agent and platform services	203,389,356	33,154,982	7,904,057	1,211,350
Live streaming and online games	—	104,445,462	193,141,447	29,600,222
Other revenues	4,498,405	17,159,618	37,314,786	5,718,741

Total Other services	207,887,761	154,760,062	238,360,290	36,530,313

Net Revenues	3,022,145,785	5,570,080,604	5,285,195,023	809,991,575

(1)
For the years ended December 31, 2018, 2019 and 2020, revenue in advertising services provided to advertising customers which recorded gross include integrated marketing solution services which amounted to nil, RMB381.8 million and RMB 248.2 million.

(s) Cost of revenues
The Group’s cost of revenues consists primarily of (i) bandwidth and server costs, (ii) costs incurred to vendors and suppliers for advertising and marketing services, (iii) content procurement costs paid to third-party professional media companies and freelancers, (iv) direct cost related to in-house
content, rental cost, depreciation, salary and welfare for cost personnel and other miscellaneous costs, (v) costs incurred for mobile gaming and live streaming content, (vi) cultural development fee and surcharges. The Group is subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate prior to June 30, 2019 was 3% of the net advertising revenues, and was changed to 1.5% effective from July 1, 2019 to December 31, 2024. Due to the
COVID-19
pandemic, the Group was exempt from the cultural development fee for 2020.
(t) Research and development expenses
Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) stock-based compensation for research and development personnel (iii) office rental expenses (iv) IT service fees and (v) depreciation of office premise and servers utilized by research and development personnel. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

The Company accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. For the years ended December 31, 2018, 2019 and 2020, the Company has not capitalized any costs related to internal use software because the inception of the Group software development costs qualified for capitalization have been insignificant.
(u) Sales and marketing expenses
Sales and marketing expenses consist primarily of (i) rewards to registered users related to loyalty programs, (ii) advertising and marketing expenses, (iii) charges for short mobile message service to registered users (iv) salary and welfare for sales and marketing personnel and (iv) stock-based compensation expenses for sales and marketing personnel. The advertising and marketing expenses amounted to RMB 1,061.0 million, RMB 2,863.8 million and RMB1,728.1 million during the years ended December 31, 2018, 2019 and 2020, respectively.
(v) General and administrative expenses
General and administrative expenses also consist of (i) salary and welfare for general and administrative personnel, (ii) office expense, (iii) professional service fees, (iv) stock-based compensation expense and (v) bad debt expense. For the years ended December 31, 2018, 2019 and 2020, general and administrative expenses include stock-based compensation expenses of approximately RMB906.8 million, RMB82.0 million and RMB159.3 million. For the year ended December 31, 2018, general and administrative expenses included stock-based compensation expenses approximating RMB 864.7 million expensed upon the completion of IPO related to the vesting of 15,937,500 ordinary shares owned by the founders (Note 17b).
(w) User loyalty programs
The Group has loyalty programs for its registered users primarily in its mobile Qutoutiao and Midu to enhance user engagement, loyalty and to incentivize word-of-mouth
referrals. Through the programs, the Group give users loyalty points and in certain cases cash credits for taking specific actions. Such actions primarily include referring new users to register on the platforms or through the viewing or sharing of content, providing valuable comments and encourage inactive users to continue to the platforms. The cost of users’ loyalty points is recognized as sales and marketing expenses in the consolidated statements of operations and comprehensive loss.
On Qutoutiao, the Group’s users can redeem earned rewards, which is in a form of cash credits reflecting the same amount of cash value, upon redemption. The Group offers its users the flexibility to choose a number of rewards payment options, including i) online cash out, when the cash credits balance exceeds a certain cash out threshold or at a lower cash out threshold if the users log on Qutoutiao for a certain number of consecutive days, ii) purchasing virtual items in live streaming and online games, iii) purchasing merchandise through Qutoutiao’s online market place. On
Midu
, the loyalty program is operated in a similar manner as
Qutoutiao
.
The Group also has a number of other loyalty programs for various applications. As of December 31, 2020, the loyalty program volume associated with these applications are immaterial.
For
Qutoutiao
’s loyalty program, prior to May 2018 the user’s agreement provides that rewards expire after one month. However, the Group may, at its discretion, provide rewards to its users even after one month expiration period. Starting from May 2018, rewards to its users are cleared from their accounts and will not be redeemable after the users have been inactive for 90 days. Other loyalty programs also have similar rewards clearing policies after the users have been inactive for up to 90 days.
The Group’s experience indicates that a certain portion of rewards is never redeemed in cash by its users, which the Group refers to as a “breakage”. The liability accrued for the reward is reduced by the estimated breakage that is expected to occur. The Group estimates breakage based upon its analysis of relevant reward history and redemption pattern as well as considering the expiration period of the rewards under the users agreement. In the assessment of breakage, each individual user’s account is categorized into certain pools of different range of outstanding rewards, and then further grouped into certain sub-groups
on the basis of inactivity days. The past reward redemption pattern in those sub-groups
was used to estimate the respective breakage for the outstanding rewards in each sub-group
at each period end. For the years ended December 31, 2018, 2019 and 2020, total costs related to the users’ rewards granted (before estimated breakage) amounted to RMB2,207.8 million, RMB2,708.2 million and RMB1,663.9 million, respectively, and total rewards redeemed in cash amounted to RMB1,973.5 million, RMB2,514.8 million and RMB1,509.3 million, respectively. The Company also reversed the accrued rewards of users who have not been active for the period specified in accordance with its rewards clearance policies, which amounted to non-cash
adjustments of RMB196.3 million , RMB293.5 million and RMB213.9 million for the years ended December 31, 2018, 2019 and 2020, respectively, which were recorded as a reduction of sales and marketing expense. As of December 31, 2018, 2019 and 2020, the total estimated breakage not accrued approximated to RMB59.1 million , RMB36.5 million and RMB27.8 million, respectively. For the years ended December 31, 2018, 2019 and 2020, rewards consumed by purchasing the virtual items in live streaming and online games amounted to nil , RMB18.0 million and RMB35.8 million, respectively. The consumption was recorded as a reduction of revenue.

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
The actual cost to settle the estimated liability may differ from the estimated liability recorded. As of December 31, 2019 and 2020, users’ reward recorded in “Registered users’ loyalty payable” were RMB 134.1 million and RMB72.6 million, respectively, and estimated users’ rewards recorded in “Accrued liabilities related to users’ loyalty programs” were RMB89.2 million and RMB100.1 million, respectively.
(x) Employee social security and welfare benefits
Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.
The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.
(y) Income taxes
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
Uncertain tax positions
The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of operations and comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.
(z) Treasury Stock
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

Effective May 28, 2019, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$50 million of outstanding ADSs of the Company, every four of which represents one class A ordinary share, from time to time over the next 12 months. Up to December 31, 2020, 4,665,700 outstanding ADSs (1,166,425 ordinary shares) were repurchased and held in treasury stock with a total consideration of RMB142.2 million. As of December 31, 2020, no repurchased shares have been retired or reissued.
(aa) Share-based compensation
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
non-employee
has been reached; or (2) the
non-employee’s
performance is complete. Subsequent to the completion of the performance, the share-based award is assessed in accordance with ASC 815 to determine whether the award meets the definition of a derivative. In 2020, the entity adopted ASU
2018-07,
and from the adoption date the Company applied the same guidance to both employee and nonemployee share-based awards, which nonemployee share-based payment equity awards are measured at the grant-date fair value of the equity instruments, similar to employee share-based payment equity awards.
Restricted shares
In January 2018, the founders entered into Share Restriction Deeds with the Company such that a total of 15,937,500 ordinary shares of the Company held by the founders became restricted and will be vested in periods from 24 months to 34 months. Prior to the end of the vesting periods, all the remaining restricted shares shall vest immediately and no longer constitute restricted shares upon a Deemed Liquidation Event or IPO of the Company. In the event that the founder voluntarily and unilaterally terminates his employment/service contract with any applicable Group entities or his employment or service relationship is terminated by any applicable Group entities for cause as stated in the Deed, the related founder shall sell to the Company, and the Company shall repurchase from the founder, all of the restricted shares (not vested shares) at a price of US$0.0001 per share. For accounting purposes, this transaction has been reflected retrospectively similar to a reverse stock split, with a grant of the 15,937,500 restricted shares to be recognized in January 2018 at their then fair value and recognized as compensation expense over the vesting periods. Upon completion of the Company’s IPO in September 2018, the restrictions were released. See Note 17 (b).
(ab) Government grants
Government grants are recognized as other income/ (expenses) when received. For the years ended December 31, 2018, 2019 and 2020, the Group received financial subsidies of nil, RMB9.5 million and RMB5.8 million from the local PRC government authorities, respectively. These subsidies were non-recurring,
not refundable and with no conditions attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

(ac) Statutory reserves
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
(ad) Related parties
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
(ae) Dividends
Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2018, 2019 and 2020, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.
(af) Loss per share
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
(ag) Comprehensive loss
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

(ah) Segment reporting
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
(ai) Recent adopted accounting pronouncements
In June 2016, the FASB issued ASU
2016-13,
Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new guidance requires financial assets measured at amortized cost to be presented at the net amount expected to be collected and available-for-sale
debt securities to record credit losses through an allowance for credit losses. The Company adopted this new accounting standard on January 1, 2020 using the modified retrospective method. The cumulative-effect adjustment recorded to opening accumulated deficit as of January 1, 2020 related to additional allowance for credit losses on doubtful accounts was RMB6.9 million. For additional information, see “Note 7—Accounts Receivable.”
In June 2018, the FASB issued ASU
2018-07,
Compensation—Stock Compensation (Topic 718)—Improvements to Nonemployee Share-Based Payment Accounting, to align the accounting for share-based payment awards issued to nonemployees with the guidance applicable to grants to employees and remove requirement to reassess classification of nonemployee awards under other literature upon vesting. ASU
2018-07
is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, with early adoption permitted but no earlier than the entity’s adoption of ASC 606. The Company adopted this new accounting standard on January 1, 2020. The adoption of this standard did not have a material impact on the Company’s financial statements or disclosures.
In August 2018, the FASB issued ASU
2018-13,
Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This standard eliminates, adds and modifies certain disclosure requirements for fair value measurements in ASC 820, Fair Value Measurement, as part of its disclosure framework project. ASU
2018-13
is effective for the Company beginning January 1, 2020. The amendments in ASU
2018-13
that relate to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments in ASU
2018-13
should be applied retrospectively to all periods presented upon their effective date. The adoption of this standard did not have a material impact on the Company’s disclosures.
(aj) Recent issued accounting pronouncements
In December 2019, the FASB issued ASU
2019-12—Income
Taxes (Topic 740): Simplifying the Accounting for Income Taxes.
This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards.
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
In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), Clarifying the Interactions between Topic 321, Topic 323, and Topic 815, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company in the fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with early adoption permitted. The Company will assess the impact of the adoption of the new standard before the effective date.

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
Accounts receivable are typically unsecured and are derived from revenue earned through third party advertising platforms and customers as well as related parties. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them, and the Company maintains an allowance for estimated credit losses.
(i) Concentration of revenues
For the years ended December 31, 2018 and 2019, no single customer accounted for more than 10% of total net revenues of the Group, respectively.
For the years ended December 31, 2020, Customer A contributed 11% of total net revenue of the Group.
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
The following table summarized customers with greater than 10% of the accounts receivables, including accounts receivable from related parties:

	As of
	December 31, 2019	December 31, 2020
Customer A — advertising platform	16%	13%
Customer B — advertising platform	11%	*
Customer C — advertising and marketing customer (related party – Note 22)	28%	23%

*	Less than 10%

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
Accounts receivable are typically unsecured and are derived from revenue earned through third party advertising platforms and customers as well as from related parties. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them, and continuous evaluation of collectability.

5.	Cash and cash equivalents
Cash and cash equivalents represent cash on hand and time deposits placed with banks or other financial institutions with original maturities less than three months, which are unrestricted as to withdrawal or use. Interest income associated with these deposits amounted to RMB22.2 million, RMB16.0 million and RMB4.1 million in the consolidated statements of comprehensive loss for the years ended December 31, 2018, 2019 and 2020.
The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2019 and 2020:

	RMB			RMB equivalent (US$)			RMB equivalent (HKD/SGD/IDR)			Total in RMB
	Overseas	China		Overseas	China		Overseas	China
		Non VIE	VIE		Non VIE	VIE		Non VIE	VIE
December 31, 2019	—	59,438,015	7,806,771	223,534,731	56,358,066	969	678,541	—	—	347,817,093
December 31, 2020	—	84,260,552	12,083,788	361,937,179	35,966,024	—	227,348	—	—	494,474,891

6.	Investments
As of December 31, 2019 and 2020, the Company’s short-term investments are comprised of the following:

	As of
	December 31, 2019	December 31, 2020
Time deposits (maturity dates between 3 – 12 months)	962,017,980	—
Wealth management products	314,812,946	354,847,029
Publicly traded equity security	—	36,186,345

Total short-term investments	1,276,830,926	391,033,374

For time deposits with original maturities between three months and a year, its interest income amounted to RMB4.9 million, RMB32.4 million and RMB6.3 million in the consolidated statements of comprehensive loss for the years ended December 31, 2018, 2019 and 2020, respectively.

The change in fair value of short-term investments in wealth management products was recorded as investment income which amounted to RMB4.2 million, RMB6.3 million and RMB5.9 million for the years ended December 31, 2018, 2019 and 2020, respectively.
During 2020, the Company invested in publicly traded security listed on the Hong Kong Stock Exchange. The unrealized gain for the security was recorded as investment income which amounted to RMB16.7 million for the year ended December 31, 2020.
As of December 31, 2019 and 2020, the Company’s long-term investment in equity securities are comprised of the following:

	As of
	December 31, 2019	December 31, 2020
Non-marketable equity securities	10,000,000	55,299,509
Equity method investments	27,589,200	27,589,200

Total long-term equity investments	37,589,200	82,888,709

As of December 31, 2020, the Company’s investments in
non-marketable
equity securities primarily consist of small,
non-controlling
investments in companies for which the Company has equity ownership with preferential rights but cannot exert significant influence. The carrying value of equity securities without readily determinable fair values was RMB10.0 million and RMB8.0 million as of December 31, 2019 and 2020 respectively. There were no upnward or downward adjustments related to these investments for the years ended December 31, 2018, 2019 and 2020.
During the first quarter of 2020, the Company subscribed to shares of an equity fund as a limited partner, with an initial cost of RMB106.0 million. The investment in the fund is nonredeemable for two years after the subscription date and the directors of the fund can extend the non-redemption
period for another two years. The investment is measured under the NAV practical expedient. Unrealized loss of RMB54.4 million was recorded in investment income (loss) in the consolidated statements of comprehensive loss for the year ended December 31, 2020. As of December 31, 2020, the fair value of investments measured at NAV was RMB47.3 million.
As of December 31, 2020, the Company’s equity method investment is an investment of RMB27.6 million as a limited partner in a venture fund that has not completed set-up,
and as such there were no share of investee income or loss recorded for the years ended December 31, 2018, 2019 and 2020, respectively.

7.	Accounts receivable, net

	As of
	December 31, 2019	December 31, 2020
Accounts receivable, gross – current	526,822,932	824,487,072
Accounts receivable, gross – non-current	—	54,638,516
Less: allowance for credit losses (1)	—	(86,697,899)

Accounts receivable, net	526,822,932	792,427,689

(1) The allowance for credit losses reflects the Group’s estimated probable incurred losses and includes the adoption impact of RMB6.9 million which was recorded to the accumulated deficit on January 1, 2020. The Group assesses the creditworthiness and collectability of the portfolios of respective accounts receivables, mainly based on credit risk, industry risk, historical collection pattern, payment terms and reputations of respective customers with accounts receivable, using an established systematic process on a pooled basis within each credit risk levels of the customers. When assigning customers into different credit risk levels, factors like capital condition, reputation, industry, collection history, and external credit references of the customers are considered. In the consideration of above factors, the Group determines that each portfolio of respective accounts receivables subject to credit losses within each credit risk level is homogenous with similar credit characteristics.

8.	Prepayments and other assets
The other assets consist of the following:

	As of
	December 31, 2019	December 31, 2020
Prepayment and other current assets
Value-added tax receivable	48,451,205	52,411,862
Prepayments of advertisement fee (2)	1,456,410	23,342,714
Deposit to third-party payment service providers (1)	62,240,852	19,838,590
Deposit to third-party advertising platforms (4)	16,821,962	15,144,830
Loans and advance to employees (5)	8,723,553	11,309,123
Lease deposits-current portion	4,647,787	10,059,017
Prepayment for the use of contents (3)	34,361,525	224,975,224
Prepayments of business insurance	3,607,569	3,131,906
Cooperation service fee-current portion (Note 3c)	1,676,555	1,568,097
Prepayments of IT service fee	1,110,150	419,715
Prepayment of office lease	93,783	43,104
Receivable for share option exercises (7)	22,212,500	—
Contract assets (6)	18,867,925	—
Interest receivables	4,272,559	—
Others	6,184,051	2,864,321

	234,728,386	365,108,503

Non-current
Prepayment for intangible assets (Note 21)	—	136,133,193
Long-term cooperation service fee (Note 3c)	6,251,505	4,266,143
Long-term lease deposits	7,944,497	3,891,804
Prepayment for purchase of intangible asset	—	3,800,000
Long-term prepayments of advertisement fee (2)	6,615,789	—

Total	20,811,791	148,091,140

(1)
Deposit to third party payment service providers represent cash prepaid to the Group’s third party on-line
payment service providers, which will be used to settle the Group’s obligation for outstanding user loyalty payable or content procurement fee to professional third party media companies and freelancers. As of December 31, 2019 and 2020, no

 a
llowance for doubtful accounts was provided for the prepayment.

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

(3)
Prepayment for the use of contents represents the payment to the content providers for the use of the content on the Company’s mobile applications for a period from 6 to 12

months. In June 2019, the Company entered into an arrangement with a literature content provider based in China for the use of their content library on the Company’s mobile applications. Access to the literature content library includes rights to existing content as well as all content that is still to be released and will be continuously updated throughout the contract term. As the nature of the arrangement includes continuous content updates which the Company will receive over time, the related fees are recorded and expensed evenly over the contract period. In December 2020, the Company entered into an agreement with an external investor for use of their content library on the Company’s mobile applications for an amount of RMB220.6 million as part of the consideration for the issuance of Fun Series C Preferred Shares (Note 21). The nature of the arrangement and the related accounting treatment is similar to the aforementioned agreement in June 2019.

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
(6)
In June 2019, the Company entered into
one-year
non-monetary
contracts with a third party television content provider. In exchange for the content provider’s selected contents that the Company can use and place on the Company’s platform to attract the users, the Company will provide advertising and marketing services on its platform to the television content provider. The contracts were both executed at a fair value of RMB40.0 million, and the Company recorded a contract asset and a corresponding contract liability at the inception of the transaction. As the Company obtained full access to the contents upon inception, the contract asset is expensed evenly over the contract period, while the contract liability is recognized as revenue when the Company actually provides the advertising and marketing services. For the year ended December 31, 2019, the contract liability of RMB40 million was fully recognized as revenue as the Company has completed its advertising services in 2019. The contract asset of RMB21.1 million and RMB18.9 million of the contract asset was amortized and recorded in sales and marketing expenses for the years ended December 31, 2019 and 2020, respectively.

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

9.	Property and equipment, net
Property and equipment consist of the following:

	As of
	December 31, 2019	December 31, 2020
Cost:
Office equipment	26,203,041	24,261,802
Leasehold improvements	12,575,518	17,948,499

Total cost	38,778,559	42,210,301
Less: Accumulated depreciation	(14,663,185)	(24,997,502)

Property and equipment, net	24,115,374	17,212,799

Depreciation expense recognized for the years ended December 31, 2018, 2019 and 2020 are summarized as follows:

	Year ended December 31,
	2018	2019	2020
Cost of revenues	156,725	3,182,644	3,463,304
Research and development expenses	3,238,987	5,075,929	6,653,321
Sales and marketing expenses	417,934	959,610	973,899
General and administrative expenses	477,638	785,472	1,053,401

Total	4,291,284	10,003,655	12,143,925

10.	Intangible assets, net
Intangible assets consist of the following:

	As of
	December 31, 2019	December 31, 2020
Cost:
Acquired right to operate an online audio/video content platform including deferred tax liabilities impact	96,129,761	96,129,761
Computer software	4,971,310	12,176,338

Total cost	101,101,071	108,306,099
Less: Accumulated amortization	(12,157,392)	(25,183,127)

Intangible assets, net	88,943,679	83,122,972

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
Amortization expense for intangible assets for the years ended December 31, 2018, 2019 and 2020 is as follows:

	Year ended December 31,
	2018	2019	2020
Cost of revenues	1,602,163	9,612,976	9,612,976
General and administrative expenses	—	942,253	3,412,759

Total	1,602,163	10,555,229	13,025,735

Future intangible asset amortization as of December 31, 2020 is as follows:

Year ended December 31,	Amortization Expense
2021	13,562,123
2022	12,635,179
2023	10,399,789
2024	9,637,359
2025	9,637,359
Thereafter	27,251,163

Total	83,122,972

11.	Leases
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
(a) The components of lease expenses were as follows:

	Year ended December 31,
	2019	2020
Lease cost:
Amortization of right-of-use assets	39,693,063	39,371,454
Interest of lease liabilities	3,820,727	1,833,789
Expenses for short-term leases within 12 months	423,271	6,093,217

Total lease cost	43,937,061	47,298,460

(b) Supplemental cash flow information related to leases was as follows:

	Year ended December 31,
	2019	2020
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease payments	45,584,621	39,073,120
Right-of-use assets obtained in exchange for lease obligations:	55,834,552	20,448,582

(c) Supplemental balance sheet information related to leases was as follows:

	Year ended December 31,
	2019	2020
Operating leases
Operating lease right-of-use assets	69,241,754	50,318,882

Operating lease liabilities, current	(38,210,188)	(20,760,421)
Operating lease liabilities, non-current	(26,651,446)	(23,755,721)

Total operating lease liabilities	(64,861,634)	(44,516,142)

	As of December 31,
	2019	2020
Weighted-average remaining lease term
Operating leases	2.2 years	2.5 years
Weighted-average discount rate
Operating leases	5.7%	5.7%

(d) Maturities of lease liabilities were as follows:

As of December 31, 2020
2021	22,591,187
2022	11,815,301
2023	8,942,549
2024 and thereafter	4,460,436

Total undiscounted lease payments	47,809,473
Less: imputed interest	(3,293,331)

Total lease liabilities	44,516,142

(e) Future minimum lease payments for the Company’s operating leases were as follows:

As of December 31, 2020
2021	29,679,352
2022	19,570,885
2023	10,179,846
2024 and thereafter	5,089,923

64,520,006

12.	Tax payable

	As of
	December 31, 2019	December 31, 2020
Value added tax	91,894,179	73,804,596
Corporate income tax	7,246,119	5,374,231
Individual income tax withholding	17,821,617	16,516,542
Urban maintenance and construction tax	697,134	712,407
Stamp duty	497,445	735,809

Total	118,156,494	97,143,585

The Group’s revenues are subject to value-added tax at a rate of approximately 6%.

13.	Accrued liabilities and other liabilities

	As of
	December 31, 2019	December 31, 2020
Accrued liabilities and other current liabilities
Accrued advertising and marketing expense	624,684,280	610,330,541
Tax surcharges and other fees (1)	134,003,155	134,174,460
Accrued professional service fees	4,695,155	4,381,461
Accrued convertible redeemable preferred shares issuance cost of a subsidiary	435,000	3,135,298
Refund from depositary bank (2)	2,640,471	2,469,655
Payables to employees related to net proceeds from share options exercised	18,439,722	—
Accrued employee welfare expense	1,547,431	—
Others	2,050,228	8,942,857

	788,495,442	763,434,272

Non-current
Non-refundable incentive payment from depositary bank (2)	7,212,463	4,255,931
Total	795,707,905	767,690,203

(1)
This balance is primarily related to a cultural development fee on the provision of advertising services in the PRC that the Group is subject to. The applicable tax rate was 3% of the net advertising revenues up until June 30, 2019, and was updated to 1.5% effective July 1, 2019. Due to the
COVID-19
pandemic, the Group was exempt from the cultural development fee for 2020.

(2)
The Company received
non-refundable
incentive payment of USD 1.8 million (RMB 12.5 million) from depositary bank in September 2018, and the amount will be recorded ratably over a 5 year arrangement period. For the years ended December 31, 2019 and 2020, the Company recorded amount of RMB2.6 million each year as a reduction in general and administrative expenses. During the fourth quarter of 2020, the Company received an additional incentive payment of USD0.6 million (RMB4.1 million) from the bank and the payment was recorded as a one time reduction in general and administrative expenses.

14.	Convertible Loan
On March 28, 2019, the Company entered into a convertible loan agreement with Alibaba Investment Limited (“Alibaba”), pursuant to which Alibaba advanced approximately US$171.1 million
(RMB1,147.0 million)

in aggregate principal amount, which will mature on
April 4, 2022
(the “Convertible Loan”). The Convertible Loan will bear interest at a rate of
3.00
% per annum, which will be waived in case of conversion or payable at maturity. The Convertible Loan will be unsecured and unsubordinated and mature in three years
after the drawdown, unless previously repaid or converted in accordance with their terms prior to such date.
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
Considering the above, the Company has accounted for the Convertible Loan in accordance with ASC 470 as a single instrument as a long-term liability; the value of the Convertible Loan was measured by the cash received of US$ 171.1 million (RMB1,147.0 million).

The
debt issuance cost was recorded as a reduction to the Convertible Loan and is amortized as interest expense using the effective interest method, over the term of the Convertible Loan. As of December
31
,
2020
, the carrying value of the Company’s Convertible Loan, including accrued interest of RMB
58.8
 million, was RMB
1,174.9
 million. Interest expenses recorded amounted to RMB
26.9
 million and RMB
36.8
 million for the years ended December
31
,
2019
and
2020
, respectively.

15.	Convertible redeemable preferred shares
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
The Company evaluated the modifications in accordance with its accounting policy and concluded that they are modifications, rather than extinguishment of Preferred Shares because the Company determined that the amendment did no
t add, remove, significantly change a substantive contractual term or to the nature of the overall instrument. The intention of the modification was to align the redemption rights and dividends right among existing Preferred Shareholders and the incoming Preferred Shareholders.

The modifications that resulted in difference of between the fair value of the modified Series A and Series A1 Preferred Shares and the carrying value of Series A and Series A1 Preferred Shares on the modification date have been recorded as a deemed dividend of RMB 1,916,871 against retained earnings for the year ended December 31, 2018.
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
5
years of the Series B1 Closing, minimum
pre-money
valuation of US$
5,000,000,000
and minimum gross proceeds to the Company of US$
500,000,000
, or (ii) if such public offering takes place within the year 2018, minimum post-money valuation of US$
3,000,000,000
and minimum gross proceeds to the Company of US$
300,000,000
. The Preferred Shares are recorded initially at fair value, net of issuance costs.
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

F-4
6

When the preferred shareholders converted their preferred shares to ordinary shares upon completion of the IPO in September 2018, the Company calculated the accretion value of the preferred share through the IPO date and the difference between the carrying value of the preferred shares on the IPO date and the paid-in
capital of ordinary share converted into were recognized in the additional paid-in
capital.
(2) Accounting of the discount offered to Series C1 Investor A
As mentioned above, the per share cash consideration of US$34.47 received from Series C1 Investor A was lower than the appraised fair value of US$36.78 per share. The discount between the fair value and cash consideration was offered since to Series C1 Investor A has entered into a cooperation agreement with the Company and is going to be a future customer of the Company. Therefore, the discount of US$3.35 million (RMB 22.8 million) has been accounted for as upfront incentive payment to customer. The upfront incentive payment is recorded as a reduction in revenue during the service period in which the Company will provide advertising service to Series C1 Investor A. As of December 31, 2018, the carrying value of incentive payment had not changed, as the Company did not begin providing advertising service to that investor until March of 2019. As of December 31, 2020, the carrying value of the incentive payment was reduced to nil as the Company has provided the full amount of advertising services to the investor during the year.
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
The Company’s convertible redeemable preferred shares were all converted to ordinary shares upon the completion of the Company’s initial public offering in September 2018.

F-
47

16.	Ordinary Share
On July 17, 2017, Qutoutiao Inc. was incorporated as Limited Liability Company with authorized share capital of US$50,000 divided into 50,000 shares with par value US$1.00 each. On September 1, 2017, the authorized share capital of US$50,000, which represented 50,000 issued shares, was subdivided into 500,000,000 shares.
In January 2018, the founders entered into Share Restriction Deeds with the Company such that a total of 15,937,500 ordinary shares of the Company held by the founders became restricted and will vest over periods from 24 months to 34 months. Prior to the end of the vesting periods, all the remaining restricted shares shall vest immediately and no longer constitute restricted shares upon a Deemed Liquidation Event or IPO of the Company. In the event that the founder voluntarily and unilaterally terminates his employment/service contract with any applicable Group entities or his employment or service relationship is terminated by any applicable Group entities for cause as stated in the Deed, the related founder shall sell to the Company, and the Company shall repurchase from the founder, all of the restricted shares (not vested shares) at a price of US$0.0001 per share. For accounting purposes, this transaction has been reflected retrospectively similar to a reverse stock split and presented in the balance sheet as of December 31, 2017 and statement of shareholders’ deficit as a reduction of the numbers of issued and outstanding ordinary shares. Upon the execution of the Share Restriction Deeds in January 2018, the total 15,937,500 ordinary shares were presented as an increase of the numbers of issued ordinary shares, with the grant to be recognized as share-based compensation over the vesting periods at their then fair value on January 3, 2018 (Note 17). Upon the completion of the Company’s IPO in September 2018, 15,937,500 ordinary shares were all vested.
In February 2018, the Company established a trust to hold 10,000,000 of the Company’s issued shares. These ordinary shares were contributed by the founder and held in trust for the benefit of the employees who are under the 2017 Plan to be issued based on the discretion of the board of directors of the Company. The ordinary shares issued to the trust are accounted for as treasury shares of the Company and presented as such for all periods presented. As of December 31, 2020, 1,144,786 granted shares have been exercised and were issued from treasury shares. The trust does not hold any other assets or liabilities as at December 31, 2019 and 2020, nor earn any income nor incur any expenses for the years ended December 31, 2018, 2019 and 2020.
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
Upon the completion of the IPO, all classes of preferred shares of the Company were converted and designated as Class A ordinary shares on a one-for-one
basis. 34,248,442 ordinary shares, including the vesting of 15,937,500 ordinary owned by the founders that became subsequently restricted on January 3, 2018, were designated as Class B ordinary share on a one-for-
one
basis. All the remaining ordinary shares were designated as Class A ordinary shares on a one-for-
one
basis. In respect of all matters subject to shareholders’ vote, each holder of Class A ordinary share is entitled to one and each holder of Class B ordinary share is entitled to ten votes.

17.	Share-based compensation
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
Share-based compensation expense related to the option awards granted to the employees amounted to approximately RMB77.3 million and RMB272.0 million and RMB463.2 million for the years ended December 31, 2018, 2019 and 2020.Share-based awards related to the option awards granted to the employees of companies under common control of the founder were measured at fair value at the grant dates and amounts of RMB6.8 million, nil and nil was recognized as dividends distributed to the founder in 2018, in 2019 and in 2020, respectively. In 2019 and 2020 some employees of companies under common control of the founder resigned and joined the Group as employees. The related unvested options granted were not modified in connection with the change in status, but future service is still necessary to earn the award over the remaining periods. Accordingly, the share-based compensation expense related to the unvested options were measured as if the related unvested options were newly granted at the date of the change and recognized over the remaining vesting periods. On the date of transfer, total share-based compensation expense measured at fair value amounted to RMB7.5 million and nil for the years ended December 31, 2019 and 2020, respectively. These expenses are recognized over the remaining vesting periods.
The following table summarizes the share option activity for the years ended December 31, 2018, 2019 and 2020:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
		RMB	In Years	RMB’000	RMB
Outstanding at January 1, 2018	10,000,000	0.0007	8.7	525,086	3.89
Granted	2,893,020	0.0007			130.51
Exercised	(500,000)	0.0007
Forfeited	(217,437)	0.0007
Outstanding at December 31, 2018	12,175,583	0.0007	8.1	1,939,500	33.95
Granted	3,538,204	0.0007			270.11
Exercised	(2,197,104)	0.0007
Forfeited	(2,170,302)	0.0007

Outstanding at December 31, 2019	11,346,381	0.0007	7.7	1,079,661	96.29

Granted	2,607,249	0.0007			104.85
Exercised	(3,144,786)	0.0007
Forfeited	(1,378,694)	0.0007

Outstanding at December 31, 2020	9,430,150	0.0007	7.2	391,330	78.35

Vested and expected to vest at December 31, 2020	8,785,149	0.0007	7.1	364,564	70.68
Exercisable at December 31, 2020	6,615,731	0.0007	6.6	274,538	48.66
The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of RMB159.29, RMB95.20 and RMB41.50(US$6.4) at December 31, 2018, 2019 and 2020.

The total fair value of share options vested during the years ended December 31, 2018, 2019 and 2020 was RMB17.0 million , RMB326.5 million and RMB346.5 million respectively. The total intrinsic value of options exercised during the years ended December 31, 2018, 2019 and 2020 were nil
, RMB428.3 and RMB265.2 million, respectively.
As of December 31, 2020, there was RMB417.0 million of unrecognized share-based compensation expense related to share options granted, which were expected to be recognized over a weighted-average vesting period of 0.2 to
2.2
years, respectively. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.
The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees.
The fair values of share options granted during the years ended December 31, 2018, 2019 and 2020.

	Options Granted in the year ended December 31, 2018	Options Granted in the year ended December 31, 2019	Options Granted in the year ended December 31, 2020
Expected volatility	50.71%~51.25%	49.92%-50.65%	57.77%-58.65%
Risk-free interest rate	2.83%~3.15%	1.80%-2.52%	0.82%-1.09%
Exercise multiple	2.8	2.8	2.8
Expected dividend yield	0%	0%	0%
Contractual term	10	10	10
Expected forfeiture rate (post-vesting)	0~20%	0-20%	0-20%
Fair value of the common share on the date of option grant (RMB)	122.52~153.23	94.96-310.64	41.50-77.78
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
(b) Restricted shares to founders with service conditions
On January 3, 2018, the founders entered into Share Restriction Deeds with the Company such that a total of 15,937,500 ordinary shares of the Company held by the founders became restricted and will vest over periods from 24 months to 34 months starting January 2018. Prior to the end of the vesting periods, all the remaining restricted shares shall vest immediately and no longer constitute restricted shares upon a Deemed Liquidation Event or IPO of the Company. In the event that the founder voluntarily and unilaterally terminates his employment/service contract with any applicable Group entities or his employment or service relationship is terminated by any applicable Group entities for cause as stated in the Deed, the related founder shall sell to the Company, and the Company shall repurchase from the founder, all of the restricted shares (not vested shares) at a price of US$0.0001 per share. This transaction has been reflected retrospectively similar to a reverse stock split, with a grant of the 15,937,500 restricted shares recognized in January 2018 at their fair value. The grant is being treated as share-based compensation over the vesting periods, and the estimated grant date fair value of the 15,937,500 ordinary shares approximated to at RMB 864.7 million (US$128.1 million). Share-based compensation expense of RMB 215.0 million (US$33.1 million) were recorded as share-based compensation expense through the completion of IPO. Upon the completion of IPO in September 2018 which was prior to the end of the vesting periods, the entire remaining unrecognized compensation expenses approximating RMB 649.7 million (US$95.0 million) was expensed immediately.

18.	Employee benefits
The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to RMB58.1 million ,RMB144.7 million and RMB97.1 million for the years ended December 31, 2018, 2019 and 2020, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

19.	Income Taxes
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

F-
51

Reconciliation of the differences between statutory audit rate and the effective tax rate
A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year ended December 31,
	2018	2019	2020
	%	%	%
PRC Statutory income tax rates	25.0%	25.0%	25.0%
Change in valuation allowance	(15.3%)	(23.2%)	(13.9%)
Permanent book — tax difference	(9.9%)	(2.0%)	(9.2%)
Difference in EIT rates of certain subsidiaries	0.2%	0.0%	(2.2%)

Total	0.0%	(0.2%)	(0.3%)

Loss from domestic and foreign components before income tax expense (benefit)
The loss before income tax expenses (benefit) for domestic and foreign components’ are as follows:

	Year ended December 31,
	2018	2019	2020
Domestic	998,299,456	2,404,676,422	558,656,558
Foreign	947,947,297	279,748,549	547,517,245

Total	1,946,246,753	2,684,424,971	1,106,173,803

Composition of income tax expense (benefit)
The current and deferred portions of income tax expense (benefit) included in the consolidated statements of comprehensive loss are as follows:

	Year ended December 31,
	2018	2019	2020
Current income tax expense	—	7,246,119	1,395,870
Deferred income tax benefit	(400,541)	(2,403,243)	(2,403,240)

Income tax expense (benefit)	(400,541)	4,842,876	(1,007,370)

Deferred tax assets and liabilities
The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of
	December 31, 2019	December 31, 2020
Deductible temporary difference to accruals and others	442,696,181	467,705,757
Tax losses carried forward	542,743,772	588,547,586
Less: Valuation allowance	(985,439,953)	(1,056,253,343)

Total of deferred tax assets	—	—

Taxable temporary difference related to acquired right to operate an online audio/video content platform	21,228,656	18,825,416

Total of deferred tax liabilities	21,228,656	18,825,416

Deferred tax liability of RMB18.8 million represents the difference between the accounting basis and tax basis of the acquired right to operate an online audio/video content platform (Note 10) and will be realized over 10 years which is in line with the acquired right’s amortization period.
As of December 31, 2018, 2019 and 2020, the PRC entities of the Group had tax loss carryforwards of approximately RMB

675.5 million, RMB 2,372.1 million and RMB 2,409.4 million respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five
years. The net operating loss carryforwards of the Group will start to expire in varying amounts between 2024 and 2026. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

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
As of December 31, 2019 and 2020, valuation allowances of RMB 985.4 million and RMB

1,056.3 million were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.
Movement of valuation allowance is as follows:

	Year ended December 31,
	2018	2019	2020
Beginning balance	27,776,443	326,336,233	985,439,953
Current year additions	298,559,790	665,361,186	100,629,055
Current year reversals	—	(6,257,466)	(29,815,665)
Ending balance	326,336,233	985,439,953	1,056,253,343

20.	Other Operating Income
The Chinese tax bureau implemented a new tax rule which states that for the period between April 1, 2019 to December 31, 2021, companies from selected service industries (i.e. postal services, telecommunication services, modern services and lifestyle services) qualify for, an additional 10 percent super deduction of input VAT in addition to the existing, deductible input VAT. The Company obtained the relevant certificate in 2019 and recorded a benefit from the super deduction of RMB30.3 million and RMB48.7 million in other operating income for the years ended December 31, 2019 and 2020, respectively. In 2020, other operating income also included a VAT related refund amounting to RMB30.6 million which was recorded upon receipt.

21.	Redeemable non-controlling interests and non-controlling interests
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
During 2020, as certain operating metrics were not met, the conversion price to Series B investors was adjusted down to US$4.307 and an additional 2,814,305 Series B preferred shares were issued to each investor. Furthermore, the Series B put option to Fun Literature’s parent mentioned in (2) above was waived. During the fourth quarter of 2020, Fun Literature also
 transfer
red
4,643,603 of
CMC Capital’s Series B preferred shares to the Company for a total consideration of $20 million.
In December 2020, Fun Literature issued 9,776,007 and 17,676,002 shares of Series C redeemable convertible preferred shares (“Fun Series C Preferred Shares”) to certain third-party investors, respectively, at a fair value of US$4.092 per share for a total consideration of US$111.8 million (RMB733.2 million), which is net of issuance costs amounting to US$0.5 million (RMB3.1 million).
The consideration was comprised of US$55.0 million cash (RMB360.6 million), acquired intangible assets of US$20.8 million (RMB136.1 million) mainly including developed technology and user data, and contents of US$36.6 million (RMB240.0 million) from one of the investors (Note 8) which were all measured at fair value on the date of exchange. The acquisition was accounted for as an asset acquisition rather than a business combination because the purchase did not meet the definition of a business under ASU
2017-01.
While the Series C preferred shares were issued in December 2020, the transfer of the intangible assets w as
 not completed until January 2021 and therefore the purchased assets are recorded as other-long term assets as of December 31, 2020. The acquired technology with amount of RMB9 million will be amortized over 5 years and user data related assets of RMB127.1 million will be amortized over 3 years, both on a straight-line basis.

F-
54

In addition to the same preferential rights specified for the Fun Series A and B preferred shareholders as described above, the Fun Series C preferred shareholders are entitled to (1) a conversion price adjustment down if certain operating and financial metrics are not met during 2021 (2) call option whereas if certain operating or financial metrics are met, one of the investors has the right to purchase the outstanding shares held by the other preferred share investors and Fun Literature’s parent company at a variable exercise price.
Upon the Fun Series C Preferred Shares issuance, the earliest redemption date for the Fun Series A and B Preferred Shares has been extended to December 31, 2024.
Accounting for redeemable
non-controlling
interests
Since the Fun Series A, B and C Preferred Shares are redeemable at a determinable price on a determinable date, at the option of the holder, or upon occurrence of an event that is not solely within the control of Fun Literature, the Fun Series A, B and C Preferred Shares are accounted for as redeemable non-controlling
interests in the Group’s consolidated balance sheets.
Subsequently, the redeemable
non-controlling
interests should be carried at the higher of (1) the carrying amount after the attribution of net income of the Company (2) the expected redemption value. The Company accretes for the difference between the initial carrying value and the ultimate redemption price using the effective interest rate method (10% annual compound interests) from the issuance dates to the earliest possible redemption date, which is December 31, 2024.
The Company assessed the impact of the extension of the earliest redemption date on the Series A and B Preferred Shares, and concluded that the amendment represented a modification rather than an extinguishment of the preferred shares. The difference of the fair value for the Fun Series A and B Preferred Shares before and after the modification is not material.
For the other preferential rights described above including the conversion price adjustment and the Fun Series A, B and C preferred shareholders’ put options to the Company, with the exception of the Series C call option discussed below, the Company concluded that these embedded features do not need to be bifurcated from their host contract as they are either clearly and closely related to the equity host or they do not meet the definition of a derivative.
In terms of the Series B Preferred Shares activity for the year, the downward adjustment of the conversion price did not result in a BCF that needed to be recorded as the ordinary share value on the contingency settlement date was less than the revised conversion price. The waiver of the Series B put option also did not have a material modification impact. For the repurchase of Series B preferred shares by Fun Literature’s parent company, the Company’s mezzanine equity balance was reduced by the carrying value of the preferred shares, and the difference between the consideration paid of $20 million (RMB 135.4 million) and the carrying value of RMB14.8 million was recorded in accumulated deficit.
Specifically for the Series C call option, the Company concluded that the option should be separately accounted for and remeasured at fair value at the end of each reporting period as it represents a freestanding financial instrument. For the year ended December 31, 2020, the value of the call option was not material.
The Company’s redeemable
non-controlling
interests activities for the years ended in December 31, 2019 and 2020 are summarized as follows:

	Year ended December 31,
	2018	2019	2020
Beginning balance	—	96,936,855	495,844,565
Issuance of Fun Preferred Shares, net of issuance costs	97,019,860	380,259,607	733,238,486
Foreign exchange impact	(1,061,206)	(1,899,929)	(37,374,084)
Repurchase of Series B Preferred Shares	—	—	(146,459,680)
Accretion to redemption value of redeemable non-controlling interests	978,201	20,548,032	48,276,771

Ending balance	96,936,855	495,844,565	1,093,526,058

F-
55

(b)
Non-controlling
interests
Non-controlling
interests mainly represent the Group’s overseas subsidiary’s cumulative results of operations and changes in deficit attributable to non-controlling
shareholders. The subsidiary was set up by the group and the non-controlling
shareholders in May 2018 with nominal capital injection and the Group and non-controlling
shareholders own 62.23% and 37.77% equity interests in that subsidiary, respectively.

22.	Related Party transactions
For the years ended December 31, 2018, 2019 and 2020, the transactions and balance amount due to/from related parties was as follows:
Transaction amount with related parties

	Year ended December 31,
	2018	2019	2020
Services provided by the Group
Agent and platform service provided to a related party (1)	29,597,143	—	—
Advertising and marketing service provided to related parties (2)	17,447,475	473,215,790	250,874,596

	Year ended December 31,
	2018	2019	2020
Services received by the Group
Advertisement costs charged from a related party (3)	—	35,605,180	29,206,380
Gaming cost sharing charged from a related party (4)	—	6,806,424	1,844,720
Advertising Service fee charged from related parties (5)	15,815,201	3,284,223	4,192,090
ICloud server and other service fee charged from a related party (6)	13,875,839	—	—
In July 2019, the Company invested RMB3.0 million in a company which the founder’s controlled entity has significant influence in. The investment is measured using the measurement alternative recorded at cost less any impairment since it does not have a readily determinable fair value. The carrying value of the investment remained at RMB3.0 million as of December 31, 2020.
Balance amount with related parties

	As of
	December 31, 2019	December 31, 2020
Amount due from related parties (2)	278,155,878	383,594,360
Amount due to related parties (3)& (4)	3,436,586	9,426,883
Loan from a related party (7)	—	13,049,800

(1)
The Group provided agent and platform service between the advertising customers and a company in which the founder of the Company was a member of key management by facilitating the advertising customers to display their advertisements. The founder was no longer a member of management of that company as of September 30, 2018.

(2)
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

For the year ended December 31, 2019 and 2020, the service fee of RMB473.2 million and RMB250.9 million charged to related parties represents advertising and marketing services provided to companies under the common control of the founder, to help promote these companies’ online applications, which were developed in late 2018.
As of December 31, 2020, the amounts due from related parties is comprised of RMB368.5 million which pertains to accounts receivable from related parties revenues generated, whereas the remaining RMB15.1 million is a fee that the Company prepaid to a related party to place advertisements on behalf of their customers on the related party platform; the balance are settled and recorded as cost of revenues (see (5) below) as the advertisement services are provided. These balances were RMB262.6 million and RMB15.6 million, respectively, as of December 31, 2019.
Out of the accounts receivable from related parties of RMB262.6 million as of December 31, 2019, a total of RMB160 million of the balances have been collected as of December 31, 2020; the remaining RMB102.6 million was collected during the first quarter of 2021. Although the receivables of RMB102.
6
 million were settled after the due date, and the settlement of the remaining receivables may still be after the due date, as these companies are under the common control of the founder and they have demonstrated an ability to continuously pay off their balances, the Company did not view this delay in payment as a sign of collectability risk.
For the revenue recognized in 2020, payments have not been received as the balances as of December 31, 2020 are still within the nine to twelve months payment terms and expect to be settled within the payment terms.

(3)
In 2019 the Group entered into CPM (cost per impression) arrangements with media platforms under the common control of the founder for the Group’s customer’s advertisement placement. The total service fee charged from related parties amounted to
RMB35.6 million and RMB29.2 million for the years ended December 31, 2019 and 2020, respectively.

(4)
In 2019 the Group entered into a game cooperation agreement with a game developing company which the founder’s controlled entity has significant influence over. The Company is the principal in the arrangement. The total service fee represents the amount paid to the game developing company in relation to the arrangement, and amounted to RMB6.8 million and RMB1.8 million for the years ended December 31, 2019 and 2020, respectively.

(5)
For the year ended December 31, 2018, the Group entered into a cooperation agreement with Series B1 shareholder to promote the Company’s mobile application, and the cooperation agreement requires the Company to prepay a total service fee of RMB 31.5 million which will be recognized as expense over 3 years. For the year ended December 31, 2018, total service fee recognized as expense amounted to RMB 15.8 million. After the IPO in September 2018, the Series B1 shareholder has no right to nominate the board member of the Company and has only 1.5% voting power of the Company and no ability to exercise significant influence. As a result, the Series B1 shareholder was no longer a related party of the Company after September 2018. For the years ended December 31, 2019 and 2020, the service fee charged from related parties represented the expense charged from a company under common control of the founder which provided the Group advertising and marketing services.

(6)
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

(7)	The Company borrowed an interest free loan of RMB13.0 million from an entity under common control of the founder in December 2020. The loan was repaid in the first quarter of 2021.

23.	Basic and diluted net loss per share
(a) Basic and diluted net loss per share
Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2018, 2019 and 2020 as follows:

	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
Numerator:
Net loss attributable to Qutoutiao Inc.	(1,942,571,687)	(2,688,680,705)	(1,104,438,841)
Accretion on Series A convertible redeemable preferred shares redemption value	(15,718,213)	—	—
Accretion on Series A1 convertible redeemable preferred shares redemption value	(4,840,875)	—	—
Accretion on Series B1 convertible redeemable preferred shares redemption value	(37,001,459)	—	—
Accretion on Series B2 convertible redeemable preferred shares redemption value	(31,800,587)	—	—
Accretion on Series B3 convertible redeemable preferred shares redemption value	(12,312,158)	—	—
Accretion on Series C1 convertible redeemable preferred shares redemption value	(133,451)	—	—
Deemed dividend to preferred shareholders (Note 15)	(1,916,871)	—	—
Accretion on redemption value of Series A convertible redeemable preferred shares of a subsidiary (Note 21)	(978,201)	(12,171,842)	(13,509,457)
Accretion on redemption value of Series B convertible redeemable preferred shares of a subsidiary (Note 21)	—	(8,376,190)	(33,187,330)
Accretion on redemption value of Series C convertible redeemable preferred shares of a subsidiary (Note 21)	—	—	(1,579,984)
Gains on repurchase of convertible redeemable preferred shares (Note 15)	18,332,152	—	—
Gains on repurchase of convertible redeemable preferred shares of a subsidiary (Note 21)	—	—	14,841,680
Net loss attributable to ordinary shareholders-Basic and diluted	(2,028,941,350)	(2,709,228,737)	(1,137,873,932)

Denominator:
Denominator for basic and diluted loss per share Weighted- average ordinary shares outstanding
Basic and diluted	38,507,184	68,749,981	72,513,077
Basic and diluted loss per share	(52.69)	(39.41)	(15.69)

Denominator for basic and diluted loss per ADS Weighted-average ADS outstanding
Basic and diluted	154,028,736	274,999,924	290,052,308
Basic and diluted loss per ADS	(13.17)	(9.85)	(3.92)

Note:

(1)
As disclosed in Note 17 for restricted shares, a total of 15,937,500 ordinary shares subject to certain vesting restrictions are excluded from the issued and outstanding shares as of December 31, 2017 and are likewise excluded from the weighted average outstanding ordinary shares for basic loss per share calculation until they were vested in September 2018 upon the completion of the IPO.

(2)
Options exercisable for a minimal exercise price are included in the denominator of basic loss per share calculation once there are no further vesting conditions or contingencies associated with them, as they are considered contingently issuable shares. Accordingly, the weighted average number of shares of 3,506,712 ( 14,026,848 ADSs), 5,329,287 ( 21,317,146 ADSs), and 6,141,679 (24,566,716 ADSs) related to these options, for which the exercise price is RMB 0.0007 per share, are included in the denominator for the computation of basic EPS for the years ended December 31, 2018, 2019 and 2020, respectively.

F-
58

For the years ended December 31, 2018, 2019 and 2020, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect as a result of the Group’s net loss. The effects of all other outstanding share options and restricted shares granted to the founders have also been excluded from the computation of diluted loss per share for the years ended December 31, 2018, 2019 and 2020 due to their anti-dilutive effect.
The following potential ordinary shares were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2018	2019	2020
Preferred shares — weighted average	10,134,756	—	—
Share options — weighted average	6,350,735	4,119,918	1,353,808
Restricted shares — weighted average	6,976,785	—	—
24. Commitments and contingencies
(a) Content fee
The Group has entered into
non-cancelable
agreements for the use of contents owned by certain content providers. As of December 31, 2020, future minimum payments with respect to these agreements consist of the following:

	RMB	US$ (Note 2(e))
Years Ending December 31,
2021	103,289,167	15,829,757
2022	12,862,500	1,971,264
(b) Capital and other commitments
As of December 31, 2020, future minimum payments under
non-cancellable
capital expenditure of the following:

	RMB	US$ (Note 2(e))
Years Ending December 31,
2021	8,926,000	1,367,969
202 2	94,000	14,406
2023	188,000	28,816
(c) Litigation
In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. In relation to such matters, the Company currently believes that there are no existing claims or proceedings that are likely to have a material adverse effect on its financial position, results of operations or cash flows, within the next twelve months, or the outcome of these matters is currently not determinable. There are many uncertainties associated with any litigation, and these actions or other third-party claims against the Company may cause the Company to incur costly litigation and/or substantial settlement charges. If any of those events were to occur, the Company’s business, financial condition, results of operations, and cash flows could be adversely affected. The actual liability in any such matters may be materially different from the Company’s estimates, which could result in the need to adjust the liability and record additional expenses.
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

F-
59

The plaintiff withdrew the original lawsuit and filed it again in the Shanghai No.2 Intermediate People’s Court on January 20, 2020, and sought a total payment of RMB103.2 million (US$14.9 million). As a result of this withdrawal, the RMB18.5 million restricted cash has been unfrozen as of the date of this annual report. However, at the request of the plaintiff, Shanghai No. 2 Intermediate People’s Court adopted preservation measures to freeze certain amount of Shanghai Jifen’s deposit and the equity interest held by Shanghai Jifen in several of its subsidiaries. There were no significant developments in the case during 2020. As of December 31, 2020, the restricted cash associated with this account was RMB64.3 million (US$9.9 million).
The Company has recorded the related marketing expenses under the agreement in the financial statements for fiscal years 2019 and 2020, and believe they have meritorious defenses to the plaintiff’s claim. No loss contingency was accrued as of December 31, 2020, since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated.
On August 20, 2020, the Company and certain of its current and former directors and officers were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York. This action is brought on behalf of a putative class of persons who purchased or acquired the Company’s securities pursuant or traceable to the Company’s September 2018 initial public offering or April 2019 secondary public offering, or otherwise acquired the Company’s securities between September 14, 2018 and December 16, 2020 (the “Putative Class Period”). The complaint alleges violations of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder based on alleged materially false or misleading statements or omissions in offering documents and/ or issued throughout the Putative Class Period. Lead Plaintiff was appointed, and a consolidated amended complaint was filed on January 15, 2021. The Company filed a motion to dismiss such amended complaint.

25.	Restricted net assets
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

26.	Subsequent events
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
As of December 31, 2020, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

F-
60

Condensed Financial Information of the Parent Company
BALANCE SHEETS

		As of
	December 31, 2019	December 31, 2020
	RMB	RMB	US$(Note2(e))
ASSETS
Current assets:
Cash and cash equivalents	148,279,138	1,932,747	296,206
Short-term investments	498,100,680	—	—
Prepayments and other current assets	8,030,839	3,618,939	554,627
Total current assets	654,410,657	5,551,686	850,833
Other non-current assets	6,251,505	4,266,143	653,815
Total non-current assets	6,251,505	4,266,143	653,815

Total assets	660,662,162	9,817,829	1,504,648

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	2,640,434	2,510,911	384,814

Non-current liabilities:
Convertible loan	1,218,905,676	1,174,867,883	180,056,381
Other non-current liabilities	7,212,463	4,255,931	652,250
Payables to subsidiaries and VIEs	133,385,543	108,957,614	16,698,485
Total non-current liabilities	1,359,503,682	1,288,081,428	197,407,116

Total liabilities	1,362,144,116	1,290,592,339	197,791,930
Shareholders’ deficit:
Class A ordinary shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2019 and 2020; 40,812,245 shares and 42,812,245 issued as of December 31, 2019 and 2020, 32,176,825shares and 35,321,611 shares outstanding as of December 31, 2019 and 2020)	20,260	22,426	3,437
Class B ordinary shares (US$0.0001 par value; 34,248,442 shares authorized as of December 31, 2019 and 2020; 32,937,193 shares issued and outstanding as of December 31, 2019 and 2020)	24,391	24,391	3,738
Additional paid-in capital	4,321,100,861	4,784,314,735	733,228,312
Treasury stock (US$0.0001 par value; 8,635,420 and 7,490,634 shares as of December 31, 2019 and December 31, 2020, respectively)	(142,228,779)	(142,228,779)	(21,797,514)
Accumulated other comprehensive loss	(17,934,525)	84,319,590	12,922,543
Accumulated deficit	(4,862,464,162)	(6,007,226,873)	(920,647,797)

Total shareholders’ deficit	(701,481,954)	(1,280,774,510)	(196,287,281)

Total liabilities and shareholders’ deficit	660,662,162	9,817,829	1,504,649

F-
61

STATEMENTS OF COMPREHENSIVE LOSS

		Year ended	December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$(Note 2 (e))
Operating expenses:
General and administrative	(959,590,151)	(287,026,788)	(471,730,407)	(72,295,848)

Total operating expenses	(959,590,151)	(287,026,788)	(471,730,407)	(72,295,848)

Loss from operations	(959,590,151)	(287,026,788)	(471,730,407)	(72,295,848)

Investment income	3,098,150	—	—	—
Interest income	23,805,861	44,271,057	2,819,127	432,050
Interest expense	—	(26,878,316)	(36,773,704)	(5,635,817)
Foreign exchange related gains, net	—	—	(6,920)	(1,061)
Other income/(expenses), net	—	—	(41,744)	(6,398)
Loss from subsidiaries and VIEs	(1,009,885,547)	(2,419,046,658)	(598,705,193)	(91,755,584)

Loss before provision for income taxes	(1,942,571,687)	(2,688,680,705)	(1,104,438,841)	(169,262,658)
Provision for income taxes	—	—	—	—

Net loss	(1,942,571,687)	(2,688,680,705)	(1,104,438,841)	(169,262,658)

Accretion to convertible redeemable preferred shares redemption value	(101,806,743)	—	—	—
Accretion to redemption value of convertible redeemable preferred shares of a subsidiary	(978,201)	(20,548,032)	(48,276,771)	(7,398,739)
Gains on repurchase of convertible redeemable preferred Shares	18,332,152	—	—	—
Gains on repurchase of convertible redeemable preferred shares of a subsidiary	—	—	14,841,680	2,274,587
Deemed dividend to preferred shareholders	(1,916,871)	—	—	—
Net loss attributable to ordinary shareholders	(2,028,941,350)	(2,709,228,737)	(1,137,873,932)	(174,386,810)

Net loss	(1,942,571,687)	(2,688,680,705)	(1,104,438,841)	(169,262,658)
Foreign currency translation adjustment, net of nil tax	(16,453,526)	(1,505,650)	102,254,115	15,671,129

Comprehensive loss	(1,959,025,213)	(2,690,186,355)	(1,002,184,726)	(153,591,529)

STATEMENTS OF CASH FLOWS

	2018	2019	2020
	RMB	RMB	RMB	US$(Note 2 (e))
Cash flows provided by/(used in) operating activities	23,710,900	39,182,532	(354,228)	(54,288)
Cash flows used in investing activities	(591,572,091)	(3,327,606,050)	(10,007,458)	(15,593,371)
Cash flows provided by/(used in) financing activities	2,206,005,176	1,397,381,828	(135,744,000)	(1,533,710)
Effect of exchange rate changes on cash	118,146,408	15,905,018	(240,705)	(36,890)

Net increase in cash and cash equivalents	1,756,290,393	(1,875,136,672)	(146,346,391)	(22,428,566)
Cash and cash equivalents, beginning of year	267,125,417	2,023,415,810	148,279,138	22,724,772

Cash and cash equivalents, end of year	2,023,415,810	148,279,138	1,932,747	296,206

F-
62