Form 20-F
period 2022-12-31
Qutoutiao Inc.
filed 2023-05-12
CIK 1733298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from                      to
Commission file
number
001-38644

Qutoutiao Inc.
(Exact name of Registrant as specified in its charter)
Cayman Islands
(Exact name of Registrant as specified in its charter)

Building No. 2, Shanghai Pudong Software Park
519 Yi De Road, Pudong New Area
Shanghai 200124
People’s Republic of China
(Address of principal executive offices)
Mr. Eric Siliang Tan, Chief Executive Officer and Interim Chief Financial Officer
Telephone:
+86-21-5889-0398
Email: ir@qutoutiao.net
At the address of the Company set forth above
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Class A Ordinary Shares, par value US$0.0001 per share
American Depositary Shares, every two representing five Class A ordinary shares
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
.
46,920,018 Class A ordinary shares were outstanding as of December 31, 2022
32,937,193 Class B ordinary shares were outstanding as of December 31, 2022

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
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒
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
☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued fi nancial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentivebased compensation received by any of the registrant’s executive offi cers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

•

“Key VIEs” are to material variable interest entities of Qutoutiao Inc., namely Shanghai Jifen Culture Communications Co., Ltd., Shanghai Big Rhinoceros Horn Information Technology Co., Ltd. and Beijing Churun Technology Co., Ltd.;

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

This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Unless the context indicates otherwise, all share and per share data in this annual report have given effect to a share split in September 2017 in which each one of the previously issued ordinary shares was split into 10,000 ordinary shares.

This annual report on Form 20-F includes the Group’s audited consolidated financial statements for the years ended December 31, 2020, 2021 and 2022, and as of December 31, 2021 and December 31, 2022.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause the Group’s actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

•	the Group’s goal and strategies;

•	the Group’s ability to maintain and strengthen its position as a leader amongst mobile content platform companies in China’s mobile content industry;

•	the Group’s expansion plans;

•	the Group’s ability to monetize through advertising and other products and services that it plans to introduce;

•	the Group’s future business development, financial condition and results of operations;

•	PRC laws, regulations, and policies relating to the Internet and Internet content providers; and

•	general economic and business conditions.

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

Our Corporate Structure and Contractual Arrangements

Qutoutiao Inc. is not a Chinese operating company but a holding company incorporated in the Cayman Islands as an exempted company with limited liability, with operations primarily conducted (i) through contractual arrangements with certain variable interest entities, or the Group VIEs, in China and (ii) by our subsidiaries in China. Qutoutiao Inc. does not own equity interests in the Group VIEs, and does not conduct business operations directly. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Therefore, we operate such businesses in China through the Group VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the Group VIEs and their respective shareholders to control the business operations of the Group VIEs. Investors in our ADSs do not hold equity interests in the Group’s operating entities in China, but instead hold equity interests in Qutoutiao Inc., a Cayman Islands holding company. See “Item 4. Information on the Company—D. Organizational Structure” for a diagram illustrating our corporate structure. As used in this annual report, “Qutoutiao,” “we,” “us,” “our company” or “our” refers to Qutoutiao Inc., its subsidiaries, and, in the context of describing its operations and consolidated financial information, the Group VIEs; “the Group” refers to Qutoutiao Inc., the Group VIEs and their respective subsidiaries; and “the Group VIEs” refer to the variable interest entities that conduct our business operations in China.

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

As a result of the contractual arrangements, Qutoutiao Inc. and certain of its subsidiaries are considered the primary beneficiaries of the Group VIEs for accounting purposes, and we have consolidated the financial results of the Group VIEs in the Group’s consolidated financial statements. For more details on the contractual arrangements, see “Item 4. Information on the Company—D. Organizational Structure—Contractual Arrangements among Our Key WFOEs, the Key VIEs and Their Respective Shareholders.” Terms contained in each set of contractual arrangements with the Group VIEs are substantially similar.

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

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted in December 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022, and may affect the trading of our ADSs in the over-the-counter, or OTC, trading market in the United States. Pursuant to the HFCAA, if the SEC determines that we are an issuer, or a covered issuer, that has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the U.S. Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the OTC trading market in the United States. In December 2021, the PCAOB determined that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely in 2023 and beyond, or if we otherwise fail to meet the PCAOB’s requirements, our ADSs may be prohibited from trading on the OTC under the HFCAA.

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

Set forth in the table below is a summary of cash transfers that have occurred between our subsidiaries and the Group VIEs for the years ended December 31, 2020, 2021 and 2022, respectively.

	Year Ended December 31,
	2020	2021	2022

	(RMB in thousands)
Cash paid by the Group VIEs to our subsidiaries under service agreements	(297,510)	(756,962)	(376,184)
Cash received by the Group VIEs from our subsidiaries under service agreements	—	188,798	236,903
Cash received by the Group VIEs from our subsidiaries for intra-Group financing	462,233	137,515	606,146

For the years ended December 31, 2020, 2021 and 2022, no subsidiaries or Group VIEs paid dividends or made other distributions to the Cayman Islands holding company, and no dividends or distributions were paid or made to U.S. investors. For the years ended December 31, 2020, 2021 and 2022, no assets were transferred between our subsidiaries and the Group VIEs other than the cash transfers set forth in the table above. We do not have any present plan to pay any dividends on our shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” However, if our PRC subsidiaries or Group VIEs declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to us. For PRC and United States federal income tax considerations in connection with an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.” We plan to continue to determine the amount of service fee and payment method with the Group VIEs and their shareholders through bona fide negotiation, and settle fees under the contractual arrangements accordingly in the future.

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

Financial Information Related to the Group VIEs

We do not own any equity interest in the Group VIEs that are consolidated in the Group’s financial statements. The Group consolidates the results of the Group VIEs and their subsidiaries under U.S. GAAP through our contractual arrangements with the Group VIEs and their respective shareholders. For more details on such contractual arrangements, see “Item 4.—Information on the Company—D. Organizational Structure—Contractual Arrangements among Our Key WFOEs, the Key VIEs and Their Respective Shareholders.”

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

	For the Year Ended December 31, 2020
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Revenues:
Third-party revenues	—	—	1,513	5,283,682	—	5,285,195
Intra-Group revenues (2)	—	—	560,789	—	(560,789)	—

Total revenues	—	—	562,302	5,283,682	(560,789)	5,285,195
Cost of revenues:
Third-party cost of revenues	—	(189)	(198,011)	(1,476,216)	—	(1,674,416)
Intra-Group cost of revenues (2)	—	—	—	(15,462)	15,462	—

Total cost of revenues	—	(189)	(198,011)	(1,491,678)	15,462	(1,674,416)

Gross profit	—	(189)	364,291	3,792,004	(545,327)	3,610,779

Operating expenses:
Third-party operating expenses (1)	(471,730)	(9,706)	(346,422)	(4,357,603)	463,214	(4,722,247)
Intra-Group operating expenses (2)	—	—	—	(545,327)	545,327	—

Total operating expenses	(471,730)	(9,706)	(346,422)	(4,902,930)	1,008,541	(4,722,247)

Other operating income/(expense)	—	—	56,300	22,999	—	79,299
Loss from Operations	(471,730)	(9,895)	74,169	(1,087,927)	463,214	(1,032,169)
Non-operating income/(expense)	(34,003)	(31,889)	168	(8,281)	—	(74,005)

Loss before income tax expense	(505,733)	(41,784)	74,337	(1,096,208)	463,214	(1,106,174)
Income tax benefits/expense	—	—	1,008	—	—	1,008
Loss from subsidiaries and VIEs (1)	(598,706)	(1,020,863)	(1,096,208)	—	2,715,777	—

Net Loss	(1,104,439)	(1,062,647)	(1,020,863)	(1,096,208)	3,178,991	(1,105,166)
Less: Net loss attributable to the noncontrolling interest shareholders	—	727	—	—	—	727
Net loss attributable to Qutoutiao Inc.	(1,104,439)	(1,061,920)	(1,020,863)	(1,096,208)	3,178,991	(1,104,439)

Accretion to convertible redeemable preferred shares redemption value	(48,277)	—	—	—	—	(48,277)
Gain on repurchase of Shares B Convertible Preferred	14,842	—	—	—	—	14,842

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(1,137,874)	(1,061,920)	(1,020,863)	(1,096,208)	3,178,991	(1,137,874)

	For the Year Ended December 31, 2021
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Revenues:
Third-party revenues	—	225	2,990	4,336,388	—	4,339,603
Intra-Group revenues (2)	—	—	970,661	188,298	(1,158,959)	—

Total revenues	—	225	973,651	4,524,686	(1,158,959)	4,339,603
Cost of revenues:
Third-party cost of revenues	—	(325)	(303,600)	(867,701)	—	(1,171,626)

Intra-Group cost of revenues (2)	—	—	—	(18,959)	18,959	—

Total cost of revenues	—	(325)	(303,600)	(886,660)	18,959	(1,171,626)
Gross profit	—	(100)	670,051	3,638,026	(1,140,000)	3,167,977
Operating expenses:
Third-party operating expenses	(208,594)	(12,210)	(379,130)	(4,067,548)	200,184	(4,467,298)
Intra-Group operating expenses (2)	—	—	(188,298)	(951,702)	1,140,000	—

Total operating expenses	(208,594)	(12,210)	(567,428)	(5,019,250)	1,340,184	(4,467,298)

Other operating income/(expense)	—	—	87,439	18,659	—	106,098
Loss from Operations	(208,594)	(12,310)	190,062	(1,362,565)	200,184	(1,193,223)
Non-operating income/(expense)	(58,313)	(16,944)	12,267	22,282	—	(40,708)

Loss before income tax expense	(266,907)	(29,254)	202,329	(1,340,283)	200,184	(1,233,931)
Income tax benefits/expense	—	(1)	(2,918)	(131)	—	(3,050)
Loss from subsidiaries and VIEs (1)	(972,710)	(1,144,198)	(1,343,609)	—	3,460,517	—
Equity in loss of affiliate companies	—	—	—	(3,195)	—	(3,195)
Net Loss	(1,239,617)	(1,173,453)	(1,144,198)	(1,343,609)	3,660,701	(1,240,176)

Less: Net loss attributable to the noncontrolling interest shareholders	—	559	—	—	—	559
Net loss attributable to Qutoutiao Inc.	(1,239,617)	(1,172,894)	(1,144,198)	(1,343,609)	3,660,701	(1,239,617)

Accretion to convertible redeemable preferred shares redemption value	(108,896)	—	—	—	—	(108,896)

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(1,348,513)	(1,172,894)	(1,144,198)	(1,343,609)	3,660,701	(1,348,513)

	For the Year Ended December 31, 2022
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Revenues:
Third-party revenues	—	297	254,407	828,341	—	1,083,045
Intra-Group revenues (2)	—	—	750,372	579,967	(1,330,339)	—

Total revenues	—	297	1,004,779	1,408,308	(1,330,339)	1,083,045
Cost of revenues:
Third-party cost of revenues	—	(14)	(115,170)	(446,189)	(1,234)	(562,607)

Intra-Group cost of revenues (2)	—	—	(523,625)	(376,184)	899,809	—

Total cost of revenues	—	(14)	(638,795)	(822,373)	898,575	(562,607)
Gross profit	—	283	365,984	585,935	(431,764)	520,438
Operating expenses:
Third-party operating expenses	(77,185)	2,277	(301,059)	(572,365)	47,567	(900,765)
Intra-Group operating expenses (2)	—	—	—	(384,197)	384,197	—

Total operating expenses	(77,185)	2,277	(301,059)	(956,562)	431,764	(900,765)

Other operating income/(expense)	—	—	52,676	9,153	—	61,829
Loss from Operations	(77,185)	2,560	117,601	(361,474)	—	(318,498)
Non-operating income/(expense)	(468,035)	(49,754)	(68,801)	(9,311)	—	(595,901)

Loss before income tax expense	(545,220)	(47,194)	48,800	(370,785)	—	(914,399)
Income tax benefits/expense	—	(15)	1,117	(54)	—	1,048
Loss from subsidiaries and VIEs (1)	(369,547)	(322,338)	(372,255)	—	1,064,140	—
Equity in loss of affiliate companies	—	—	—	(1,416)	—	(1,416)
Net Loss	(914,767)	(369,547)	(322,338)	(372,255)	1,064,140	(914,767)

Less: Net loss attributable to the noncontrolling interest shareholders	—	—	—	—	—	—
Net loss attributable to Qutoutiao Inc.	(914,767)	(369,547)	(322,338)	(372,255)	1,064,140	(914,767)

Accretion to convertible redeemable preferred shares redemption value	—	(124,677)	—	—	—	(124,677)

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(914,767)	(494,224)	(322,338)	(372,255)	1,064,140	(1,039,444)

Notes:

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

Condensed Consolidated Schedule of Balance Sheets

The following table presents the Group’s condensed consolidated schedule of financial position for Qutoutiao Inc., the Primary Beneficiaries of the Group VIEs, our Other Subsidiaries, and the Group VIEs and their subsidiaries that the Group consolidates as of the dates presented:

	As of December 31, 2021
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	19,633	99,871	101,064	19,783	—	240,351
Restricted cash	—	—	62,322	13,160	—	75,482
Short-term investments	—	150,117	159,300	33,600	—	343,017
Accounts receivable, net	—	122	—	770,797	—	770,919
Amount due from related parties	—	—	—	259,863	—	259,863
Prepaid and other current assets	4,605	313	53,642	114,317	—	172,877
Intra-Group receivables due from the Company’s subsidiaries (1)	3,521,857	670,178	5,996,426	937,831	(11,126,292)	—

Total current assets	3,546,095	920,601	6,372,754	2,149,351	(11,126,292)	1,862,509

Noncurrent assets:	—	—	—	—	—	—
Account receivables, non-current	—	—	—	—	—	—
Property and equipment, net	—	—	33	12,828	—	12,861
Right-of-use assets, net	—	—	222	26,120	—	26,342
Intangible assets	—	—	65,688	99,582	—	165,270
Goodwill	—	—	7,268	—	—	7,268
Long-term Investments	—	—	—	1,416	—	1,416
Other non-current assets	2,645	—	—	2,164	—	4,809
Total noncurrent assets	2,645	—	73,211	142,110	—	217,966

Total assets	3,548,740	920,601	6,445,965	2,291,461	(11,126,292)	2,080,475
LIABILITIES
Current liabilities:
Short-term borrowings	—	—	20,000	—	—	20,000
Accounts payable	—	—	58,586	255,182	—	313,768
Amount due to related parties	—	—	5,433	1,495	—	6,928
Registered users’ loyalty payable	—	6,299	—	55,392	—	61,691
Advance from advertising customers and deferred revenue	—	—	3	122,594	—	122,597
Salary and welfare payable	—	74	23,676	42,237	—	65,987
Tax payable	—	—	28,591	15,288	—	43,879
Lease liabilities, current	—	—	222	11,675	—	11,897
Accrued liabilities related to users’ loyalty program	—	—	—	99,360	—	99,360
Accrued liabilities and other current liabilities	3,312	687	31,547	1,299,057	—	1,334,603
Convertible Loan—current	1,182,963	—	—	—	—	1,182,963
Intra-Group payables due to the Company’s subsidiaries (1)	281,201	3,552,395	1,787,252	5,505,444	(11,126,292)	—

Total current liabilities	1,467,476	3,559,455	1,955,310	7,407,724	(11,126,292)	3,263,673

Lease liabilities, non-current	—	—	—	15,985	—	15,985
Other non current liabilities	1,733	—	—	—	—	1,733
Deferred tax liabilities	—	—	16,422	—	—	16,422
Deficit of investment in subsidiaries and VIEs (2)	4,469,087	658,015	5,132,248	—	(10,259,350)	—

Total long-term liabilities	4,470,820	658,015	5,148,670	15,985	(10,259,350)	34,140

Total liabilities	5,938,296	4,217,470	7,103,980	7,423,709	(21,385,642)	3,297,813

Commitments and contingencies
Mezzanine equity
Redeemable non-controlling interests	—	1,172,218	—	—	—	1,172,218
SHAREHOLDERS’ deficit
Total Qutoutiao Inc. shareholders’ deficit	(2,389,556)	(4,469,087)	(658,015)	(5,132,248)	10,259,350	(2,389,556)
Noncontrolling interest	—	—	—	—	—	—

Total shareholders’ deficit (2)	(2,389,556)	(4,469,087)	(658,015)	(5,132,248)	10,259,350	(2,389,556)

Total liabilities and shareholders’ deficit	3,548,740	920,601	6,445,965	2,291,461	(11,126,292)	2,080,475

	As of December 31, 2022
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	50,989	34,984	4,681	32,147	—	122,801
Restricted cash	—	—	216	7,384	—	7,600
Short-term investments	—	—	20,000	6,402	—	26,402
Accounts receivable, net	—	133	6,753	110,523	—	117,409
Amount due from related parties	—	—	788	48,284	(270)	48,802
Prepaid and other current assets	2,935	2,005	58,303	95,568	—	158,811
Intra-Group receivables due from the Company’s subsidiaries (1)	3,698,706	426,911	5,752,591	470,966	(10,349,174)	—

Total current assets	3,752,630	464,033	5,843,332	771,274	(10,349,444)	481,825

Noncurrent assets:
Property and equipment, net	—	—	11	5,002	—	5,013
Right-of-use assets, net	—	—	—	21,879	—	21,879
Intangible assets	—	—	56,075	6,574	—	62,649
Goodwill	—	—	7,268	—	—	7,268
Long-term Investments	—	—	—	—	—	—
Other non-current assets	1,476	—	—	1,426	—	2,902
Total noncurrent assets	1,476	—	63,354	34,881	—	99,711

Total assets	3,754,106	464,033	5,906,686	806,155	(10,349,444)	581,536
LIABILITIES
Current liabilities:
Accounts payable	—	—	64,444	330,550	—	394,994
Amount due to related parties	—	—	862	—	(270)	592
Registered users’ loyalty payable	—	—	—	29,773	—	29,773
Advance from advertising customers and deferred revenue	—	—	36,743	11,963	—	48,706
Salary and welfare payable	—	82	31,431	28,048	—	59,561
Tax payable	—	—	10,890	29,584	—	40,474
Lease liabilities, current	—	—	—	15,083	—	15,083
Accrued liabilities related to users’ loyalty program	—	—	—	64,589	—	64,589
Accrued liabilities and other current liabilities	978	2,313	31,033	301,713	225	336,262
Convertible Loan—current	1,746,188	—	—	—	—	1,746,188
Intra-Group payables due to the Company’s subsidiaries (1)	181,598	3,710,864	928,758	5,644,725	(10,465,945)	—

Total current liabilities	1,928,764	3,713,259	1,104,161	6,456,028	(10,465,990)	2,736,222

Lease liabilities, non-current	—	—	—	7,599	—	7,599
Deferred tax liabilities	—	—	14,019	—	—	14,019
Deficit of investment in subsidiaries and VIEs (2)	5,416,081	868,966	5,657,472	—	(11,942,519)	—

Total long-term liabilities	5,416,081	868,966	5,671,491	7,599	(11,942,519)	21,618

Total liabilities	7,344,845	4,582,225	6,775,652	6,463,627	(22,408,509)	2,757,840

Commitments and contingencies	—	—	—	—	—	—
Mezzanine equity
Redeemable non-controlling interests	—	1,414,435	—	—	—	1,414,435
SHAREHOLDERS’ deficit
Total Qutoutiao Inc. shareholders’ deficit	(3,590,739)	(5,532,627)	(868,966)	(5,657,472)	12,059,065	(3,590,739)
Noncontrolling interest	—	—	—	—	—	—

Total shareholders’ deficit (2)	(3,590,739)	(5,532,627)	(868,966)	(5,657,472)	12,059,065	(3,590,739)

Total liabilities and shareholders’ deficit	3,754,106	464,033	5,906,686	806,155	(10,349,444)	581,536

Notes:

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

Condensed Consolidated Schedule of Cash Flows

The following table presents our condensed consolidated schedules of cash flows for Qutoutiao Inc., the Primary Beneficiaries of the Group VIEs, our Other Subsidiaries, and the Group VIEs and their subsidiaries that the Group consolidates for the periods presented:

	For the Year Ended December 31, 2020
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(354)	956	(770,879)	(93,497)	—	(863,774)
Net cash provided by/(used in) transactions with intra-Group entities	—	—	297,510	(297,510)	—	—

Net cash provided by/(used in) operating activities	(354)	956	(473,369)	(391,007)	—	(863,774)
Cash flows from investing activities:
Net cash provided by/(used in) transactions with external parties	594,486	241,302	27,263	(80,506)	—	782,545
Cash used in capital contribution to intra-Group entities	—	(924,020)	—	—	924,020	—
Cash used in providing borrowings to intra-Group entities	(604,494)	—	(462,233)	—	1,066,727	—

Net cash provided by/(used in) investing activities	(10,008)	(682,718)	(434,970)	(80,506)	1,990,747	782,545
Cash flows from financing activities:
Net cash provided by/(used in) transactions with external parties	(135,744)	373,490	20,000	50,000	—	307,746
Cash provided by capital contribution from intra-Group entities	—	—	924,020	—	(924,020)	—
Cash provided by borrowings from intra-Group entities	—	604,494	—	462,233	(1,066,727)	—

Net cash provided by/(used in) financing activities	(135,744)	977,984	944,020	512,233	(1,990,747)	307,746

	For the Year Ended December 31, 2021
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(14,807)	67,637	(709,141)	377,189	—	(279,122)
Net cash provided by/(used in) transactions with intra-Group entities	—	—	568,164	(568,164)	—	—

Net cash provided by/(used in) operating activities	(14,807)	67,637	(140,977)	(190,975)	—	(279,122)
Cash flows from investing activities:
Net cash provided by/(used in) transactions with external parties	—	(84,723)	97,197	63,047	—	75,521
Cash used in capital contribution to intra-Group entities	—	(198,086)	—	—	198,086	—
Cash used in providing borrowings to intra-Group entities	—	—	(137,515)	—	137,515	—
Cash provided by repayment of borrowings from intra-Group entities	32,506	—	—	—	(32,506)	—

Net cash provided by/(used in) investing activities	32,506	(282,809)	(40,318)	63,047	303,095	75,521
Cash flows from financing activities:
Net cash provided by/(used in) transactions with external parties	—	(13,050)	—	(53,044)	—	(66,094)
Cash provided by capital contribution from intra-Group entities	—	—	198,086	—	(198,086)	—
Cash provided by borrowings from intra-Group entities	—	—	—	137,515	(137,515)	—
Cash used in repayment of borrowings to intra-Group entities	—	(32,506)	—	—	32,506	—

Net cash provided by/(used in) financing activities	—	(45,556)	198,086	84,471	(303,095)	(66,094)

	For the Year Ended December 31, 2022
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(39,578)	(3,089)	227,053	(628,183)	—	(443,797)
Net cash provided by/(used in) transactions with intra-Group entities	—	—	(606,146)	606,146	—	—

Net cash provided by/(used in) operating activities	(39,578)	(3,089)	(379,093)	(22,037)	—	(443,797)
Cash flows from investing activities:
Net cash provided by/(used in) transactions with external parties	—	99,630	139,300	28,625	—	267,555
Cash used in capital contribution to intra-Group entities	68,089	(101,304)	—	—	33,215	—
Cash used in providing borrowings to intra-Group entities	—	—	—	—	—	—

Net cash provided by/(used in) investing activities	68,089	(1,674)	139,300	28,625	33,215	267,555
Cash flows from financing activities:
Net cash provided by/(used in) transactions with external parties	—	—	(20,000)	—	—	(20,000)
Cash provided by capital contribution from intra-Group entities	—	(68,089)	101,304	—	(33,215)	—
Cash provided by borrowings from intra-Group entities	—	—	—	—	—	—

Net cash provided by/(used in) financing activities	—	(68,089)	81,304	—	(33,215)	(20,000)

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs is subject to a number of risks, including risks relating to our industry and business, risks relating to the Group’s corporate structure, risks relating to doing business in China and risks relating to the ADSs. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information— D. Risk Factors” in this annual report for a more thorough description of these and other risks.

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

•

The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

•

Our ADSs will be prohibited from trading on the OTC in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCAA if the PCAOB is unable to inspect or fully investigate auditors located in China at any point in the future.

Risks Relating to the ADSs

•	The trading price of the ADSs may be volatile, which could result in substantial losses to you.

•

The delisting of our ADSs from Nasdaq may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.

•	There are no independent directors on our board, which may create a potential conflict of interest.

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

The Group launched Qutoutiao in June 2016 and Midu Novels in May 2018, and further introduced Midu Lite in May 2019. The Group has experienced rapid growth in terms of installed users, MAUs, DAUs and revenues from 2016 to 2020, but declines in terms of these operating metrics and revenues in 2021 and 2022. As our operating history has suggested, the Group’s historical development trend may not be indicative of its future performance, and we cannot assure you that the level of growth we had prior to 2020 will be sustainable or achievable at all in the future. The Group’s growth prospects should be considered in light of the risks and uncertainties that companies with a limited operating history in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

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

The size of the Group’s user base and the level of user engagement are critical to its success. The Group’s mobile applications had approximately 31.4 million combined average MAUs, approximately 9.9 million combined average DAUs and average daily time spent per DAU of approximately 40.9 minutes in the three months ended December 31, 2022. The Group’s business has been and will continue to be significantly affected by its ability in growing the number of active users and increasing their overall level of engagement on the Group’s platform. The size of the Group’s user base and the level of user engagement faced downward pressures in 2021 and 2022 due to the change of the operating strategies we adopted as we faced uncertainties in the advertising market, the tightening regulatory environment in internet and technology sector in China and the negative impacts of the COVID-19 pandemic on China’s macro-economic environment. We could also see user base decreases for certain future periods of time if we further adjust or change our strategy. To the extent the Group’s user growth rate slows or its user base decreases, the Group’s success will become increasingly dependent on our ability to increase user engagement with the Group’s platform. The Group has implemented user account systems and loyalty programs to, among other things, help it cost-effectively acquire new users and develop an engaged and loyal user base. However, although such user account systems and loyalty programs have contributed significantly to the growth in the Group’s installed users and high user engagement in the past, there can be no assurance that such systems and programs will continue to function effectively. Additionally, the Group’s acquisition cost per user may increase as it implements new marketing initiatives, such as placing advertisements in app stores. The Group’s user engagement efforts, including by increasing the number of content providers, expanding the breadth and quality of content, including video and user generated content, on its platform, diversifying into new content formats and strengthening its content recommendation capabilities, may also not achieve expected results. Users may no longer perceive content and other products and services on the Group’s platform to be entertaining and relevant, and it may not be able to attract users or increase their usage frequency of its platform. If we fail to execute any such new initiatives successfully or in a cost-effective manner, the Group’s business, results of operations and financial condition would be materially and adversely affected. If the Group is unable to grow its user base or the level of user engagement, or if the number of users or their level of engagement declines, this could result in its platform being less attractive to potential new users and thus advertising customers, which would have a material and adverse impact on the Group’s business, results of operations and financial condition.

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

There is substantial doubt as to our ability to continue as a going concern.

The following factors raise substantial doubt about our ability to continue as a going concern:

•	For the years ended December 31, 2020, 2021 and 2022, we incurred net losses of RMB1,105.2 million, RMB1,240.2 million and RMB914.8 million (US$132.6 million), respectively.

•	For the years ended December 31, 2020, 2021 and 2022, we had net cash used in operating activities of RMB863.8 million, RMB279.1 million and RMB443.8 million (US$64.3 million), respectively.

•	As of December 31, 2022, we had an accumulated deficit of RMB8,395.2 million (US$1,217.2 million) and a deficit in working capital of RMB2,254.4 million (US$326.9 million).

•

As of December 31, 2022, as discussed in Note 14 and Note 26 to the consolidated financial statements, the Group has a convertible loan from Alibaba, or the Convertible Loan, of approximately RMB1.74 billion (US$253.2 million), including principal of US$171.1 million and unpaid interest that was expected to be matured within one year from the date of the issuance of the consolidated financial statements.

Our ability to continue as a going concern is dependent upon our continued operations, which in turn is dependent on our ability to adjust the pace of the operation expansion, control operating costs and expenses to reduce the cash used in operating cash flows, pursue financing arrangements, including the renewal of the Convertible Loan with the creditor, and obtain additional funds from sale of our assets, which in turn, are subject to various risks discussed herein including, among others, risks relating to our ability to maintain and improve our liquidity and financial position. See “— We require a significant amount of cash to fund our operations as well as to meet our Convertible Loan obligations. If we cannot obtain additional financing and liquidity, our business, financial condition and results of operation will be materially and adversely affected.”

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

We require a significant amount of cash to fund our operations. The Group had negative cash flow from operating activities of RMB863.8 million, RMB279.1 million and RMB443.8 million (US$64.3 million) for the years ended December 31, 2020, 2021 and 2022, respectively. Our ability to increase or maintain our user base, net revenues and gross profit will depend to a significant degree on our ability to obtain a sufficient amount of additional cash and liquidity to fund our operations.

We also require a significant amount of cash to meet our Convertible Loan obligations. We have a Convertible Loan of US$171.1 million advanced by Alibaba with an original maturity date of April 4, 2022. We and Alibaba entered into several supplemental agreements to the original convertible loan agreement, pursuant to which the maturity date of the Convertible Loan has been extended to September 30, 2023. The interest rate of the Convertible Loan has also been amended from an original compound rate of 3% per annum to a compound rate of 9% per annum plus a simple rate of 3% per annum, calculated from the original loan drawdown date of April 4, 2019. The total amount of the principal and accumulated interest payable of the Convertible Loan, including the incremental interest related to the increase in interest rate under the supplemental agreements, will amount to approximately US$270.3 million (RMB1,882.4 million) as of September 30, 2023. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for further details. We cannot assure you that we will be able to further extend the maturity date of the principal and accrued and unpaid interest of the Convertible Loan or repay the principal and accrued and unpaid interest of the Convertible Loan as they become due. Given the significance of the amount repayable upon maturity, the maturity of the Convertible Loan will have a significant impact on our liquidity.

In addition, the investors of Fun Literature Limited, our subsidiary that is the holding company of the entities that operate Midu Novels, have the right to require Fun Literature Limited to repurchase all of their preferred shares and the right to sell all of their preferred shares to Qutoutiao Inc. upon occurrence of certain triggering events, including, among others, failure of Fun Literature Limited to complete a qualified IPO by the end of 2024, material breach of representations, warranties and covenants under the transactions documents, and willful or fraudulent misconduct of any entity within the Group that results in a material adverse effect of the Group’s business. In addition, the investors of Fun Literature Limited may also require us to purchase their shares upon a sale of the shares of Fun Literature Limited that we hold or upon change of control resulting from such sale. If such right to repurchase or sell is triggered, we cannot assure you that we will have sufficient funds to pay the purchase price of the preferred shares. The obligation to make such payment will place additional significant burden on our liquidity and cash position, and we may not have sufficient cash to fund our operations.

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

The Group incurred net losses of RMB1,105.2 million, RMB1,240.2 million and RMB914.8 million (US$132.6 million) for the years ended December 31, 2020, 2021 and 2022, respectively. If we are unable to generate adequate revenues and to manage our cost and expenses, we may continue to incur significant losses in the future and may not be able to achieve profitability. In addition, we may continue to incur losses in the future due to a number of reasons, many of which are beyond our control, including tightening advertising budget of the Group’s advertising customers, declining demand for the Group’s products and services, increasing competition, emergence of alternative business models, changes in regulations and government policies, changes in general economic conditions, COVID-19 as well as other risks described in this annual report.

The Group’s inability to fully comply with Audio-visual Program Provisions may expose it to administrative sanctions, which would materially and adversely affect the Group’s business, results of operations and financial condition.

Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which was issued by the National Radio and Television Administration of the PRC, or the NRTA (previously known as the State Administration of Radio and Television, or the SART, the General Administration of Press and Publication, or the GAPPRFT and the State Administration of Radio, Film and Television, or the SARFT) and MIIT on December 20, 2007 and came into effect on January 31, 2008 and was amended on August 28, 2015, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual service providers must be either wholly state-owned or state-controlled. In a press conference jointly held by NRTA and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, NRTA and MIIT clarified that online audio-visual service providers that had already been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after the Audio-visual Program Provisions were issued. See “Item 4. Information on the Company—C. Regulations—Regulation on Online Transmission of Audio-visual Programs.”

Although the Group has been taking measures to ensure compliance, it may not be able to fully comply with Audio-visual Program Provisions. As a result, the Group may face, according to Audio-visual Program Provisions, administrative sanctions, including receiving a warning and being ordered to pay a fine of not more than RMB30,000. In the case of severe contravention, the Group may be ordered to cease transmission of audio and video programs, be subject to a penalty equal to one to two times the Group’s total investment in the affected business and the devices it used for such operation may be confiscated. Furthermore, according to the Audio-visual Program Provisions, the telecommunications administrative authorities may, based on written opinions of the competent department of radio, film and television, and in accordance with the relevant laws and regulations on supervision of telecommunications and Internet, close the Group’s platform, revoke its permit(s) or cancel its record-filing, and order the relevant network operation entity which provides us signal access services to stop such provision of services. Such penalties would materially and adversely affect the Group’s business, results of operations and financial condition.

If the Group fails to maintain its Internet news information services license, it may be exposed to administrative sanctions, including an order to cease its Internet information services that provide news or to cease the Internet access services provided by third parties to the Group.

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

The Group’s platform primarily focuses on light entertainment content. Nonetheless, certain content related to current affairs, finance, society and economy provided on the Group’s Qutoutiao mobile application may be deemed to be news content. According to the Provisions for the Administration of Internet News Information Services issued by the CAC on May 2, 2017 that became effective on June 1, 2017, an Internet news information services license shall be obtained for a provider of Internet news information services to the public in a variety of ways, including through the offering of platforms for the dissemination of Internet news.

Shanghai Jifen Culture Communications Co., Ltd., or Shanghai Jifen, one of the Group VIEs, obtained an Internet news information services license from the CAC in July 2019 and had it renewed in July 2022. However, if the Group fails to maintain such license, it may be ordered to cease disseminating news and impose a fine on the Group of not less than RMB10,000 but not more than RMB30,000. In the event the Group was ordered to cease disseminating news, its business, results of operations and financial condition could be materially and adversely affected.

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

We have from time to time received negative publicity, including negative Internet and blog postings about us, the Group’s services, operations and our management. For example, a short seller published a report on December 10, 2019 with certain negative opinions on the Group, such as the Group’s related party transactions, the Group’s products, the Group’s financial conditions and the Group’s acquisition decision, which could have a negative impact on our reputation, despite the fact that the short seller’s claims were based on factual errors and misunderstanding of business and accounting rules, which we subsequently explained in a detailed public response. On January 18, 2020, the same short seller published another report on us, containing mostly the same negative opinions regarding us, and we reported in detail the unfounded allegations in this report to the then audit committee of our board of directors. On July 16, 2020, China Central Television, or CCTV, reported in its Annual Consumer Rights Show that certain advertisements placed by third-party advertising agents on Qutoutiao exaggerated the health benefits of certain food and diet products and promoted activities that may involve online-gambling, which led to negative media publicity on us.

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

The Group has implemented user loyalty programs to gamify user experience and tap into the competitive reward psyche of users. However, some users have taken an interest in utilizing aggressive tactics to extract maximum monetary reward from the applications. Although the Group has put in mechanisms to detect and prevent such behaviors and the absolute amount of monetary reward so earned is never more than paltry, this feature of the Group’s applications has in some cases given rise to criticisms from the very same users who take it to be a case of the Group not adequately rewarding or in fact overpromising reward to users in general. Such negative reviews could appear in open blogs on the Internet, and, however unmerited, may twist the perception of those unfamiliar with or have no prior experience with the Group’s applications, hence adversely impacting its ability to acquire new users.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short-selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions, justified or not, regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short-selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

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

The Group is vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or Internet failures, which could cause loss or corruption of data or malfunctions of software or hardware as well as adversely affect the Group’s ability to provide its products or services. The Group’s business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, COVID-19, or other epidemics.

In particular, the COVID-19 pandemic has negatively affected the global and Chinese economy as well as the advertising market in China since the beginning of 2020, and put constraints on the advertising budget of the Group’s advertising customers, which might negatively affect its business, results of operations and financial condition, as well as the trading price of the ADSs.

The Group’s operations have been impacted by measures taken by national and regional Chinese governments to contain COVID-19, including lockdowns, travel restrictions, closures and quarantines. For example, a wave of infections caused by the Omicron variant emerged in Shanghai, where the majority of the Group’s workforce is based, in early 2022, and a series of restrictions and quarantines were implemented to contain the spread. From March to June 2022, residents in Shanghai were placed under a strict COVID-19-related city-wide lockdown. As a result of the lockdown, our employees in Shanghai were not able to work in the office and we were not able to conduct our business operations as usual, which had significant adverse impact on the Group’s business and results of operations. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. We cannot be assured that more lockdowns and other restrictive measures will not be implemented in the future, and the Group’s business, results of operations and financial condition may be adversely affected by such measures.

The Group’s business operations could also be disrupted if any of its employees is suspected of being infected with COVID-19, since it could require the Group’s employees to be quarantined and/or the Group’s offices to be shut down for disinfection. The Group may be short on workforce if a large number of the Group’s employees are diagnosed with COVID-19 or are required to be self-isolated. The Group’s business could also be impacted if any of its advertising customers or suppliers is affected by COVID-19, which may result in suspension of the Group’s services, reduction in its advertising and marketing revenues, delay in collection of account receivables and additional allowances for doubtful accounts.

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

Competition for user traffic and user engagement, as well as advertising and marketing spending, is intense and we face strong competition in the Group’s business. The Group’s primary competitors include content aggregators such as Jinritoutiao (operated by Bytedance), Kuaibao (operated by Tencent) and Yidianzixun (an affiliate of Phoenix News). To a lesser extent, we also compete with mobile news portals such as Tencent News, SINA News, Sohu News, NetEase News and Phoenix News. We also compete with other mobile literature applications, such as iReader, QQ Reading, Qimao Free Novels and Fanqie Novels, as well as other mobile literature applications that have a business model similar to ours. To a lesser extent, we compete with traditional PC-based online literature platforms. Many of the Group’s competitors have more resources and longer operating histories than us. New players may emerge and seek to imitate the Group’s business strategies, thereby directly competing with us for users. Furthermore, we may face potential competition from global online content delivery platforms that seek to enter the China market, whether independently or through the formation of strategic alliances with, or acquisition of, PRC Internet companies. If we are not able to effectively compete with the Group’s competitors, the Group’s overall user base and level of user engagement may decrease. We may be required to spend additional resources to further enhance the Group’s brand recognition and promote the Group’s products and services, and such additional spending could adversely affect the Group’s profitability. Furthermore, if we are involved in disputes with any of the Group’s competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm the Group’s reputation or brand image and in turn lead to reduced number of users and advertising customers. The Group’s competitors may unilaterally decide to adopt a wide range of measures targeted at us, including possibly designing their products to negatively impact the Group’s operations. Any legal proceedings or measures we take in response to competition and disputes with the Group’s competitors may be expensive, time-consuming and disruptive to the Group’s operations and divert our management’s attention.

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

The Group generated a substantial majority of its revenues from advertising and marketing services in 2020, 2021 and 2022. Given the Group’s short history, it has limited experience in operating the programmatic advertising system and in acquiring its own advertising agents and advertising customers. The Group may not be able to recruit sufficient sales personnel to effectively and efficiently acquire and retain advertising agents and advertising customers. The effectiveness of the Group’s programmatic advertising system may not perform as expected and achieve widespread acceptance by advertising customers.

The Group’s advertising customers for its programmatic advertising system are comprised of advertising agents and end advertisers. There can be no assurance that these advertising agents will continue to attract advertising customers to the Group’s platform. Furthermore, as is common in the industry, the Group does not enter into long-term agreements with advertising agents or advertising customers. Advertising agents and advertising customers are not obligated to use the Group’s advertising and marketing solutions on an exclusive basis and they generally use multiple channels to manage their advertising and marketing needs. Accordingly, we or advertising agents must convince advertising customers to use the Group’s programmatic advertising system, increase their usage and spend a larger share of their online advertising and marketing budgets with the Group, and to do so on an ongoing basis. Advertising customers may not continue to utilize the Group’s platform or may only be willing to advertise with the Group at reduced prices if it does not deliver advertising and marketing services in an effective manner, including persuading the Group’s advertising customers as to the relevancy of the Group’s user base for their products or services, or if they do not believe that their investment in advertising and marketing with the Group’s will generate a competitive return relative to alternative advertising platforms. If the Group fails to retain existing advertising customers or ensure that their advertising spends with the Group remains at similar or increased levels or attract new advertising customers to advertise on the Group’s platform, the Group’s business, results of operations and financial condition may be materially and adversely affected.

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

If we fail to continue to anticipate user preferences and interests, the Group may not be able to generate sufficient user traffic to remain competitive.

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

We have faced downward pressures in the Group’s business and operations in 2021 and 2022, which have placed and will continue to place significant demands on our management, operational and financial resources. We may encounter difficulties as the Group establishes and expands its operations, product development, sales and marketing, and general and administrative capabilities. We face significant competition for talented employees from other high-growth companies, which include both publicly traded and privately held companies, and we may not be able to hire new employees quickly enough to meet the Group’s needs. To attract highly skilled personnel, we have had to offer, and believe we will need to continue to offer, competitive compensation packages. We are subject to the risks of over-hiring, over-compensating the Group’s employees and over-expanding the Group’s operating infrastructure, and to the challenges of integrating, developing and motivating a growing employee base. In addition, we may not be able to innovate or execute as quickly as a smaller and more efficient organization. If we fail to effectively manage the Group’s hiring needs and successfully integrate the Group’s new hires, the Group’s efficiency and ability to meet the Group’s forecasts and the Group’s employee morale, productivity and retention could suffer, and the Group’s business, results of operations and financial condition could be adversely affected.

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

Advertisements on the Group’s mobile applications may subject us to legal proceedings, penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on the Group’s mobile applications to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. On October 27, 1994, the Standing Committee of the National People’s Congress, or the SCNPC, issued the Advertisement Law, which was amended on April 24, 2015, October 26, 2018 and April 29, 2021, to further strengthen the supervision and management of advertisement services. On July 4, 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising, or the New Interim Measures, to further regulate Internet advertising activities. Pursuant to these laws and regulations, any advertisement that contains false or misleading information to deceive or mislead consumers shall be deemed false advertising. Furthermore, the Advertisement Law explicitly stipulates detailed requirements for the content of several different kinds of advertisements, including advertisements for medical treatment, pharmaceuticals, medical instruments, health food, alcoholic drinks, education or training, products or services having an expected return on investment, real estate, pesticides, feed and feed additives, and some other agriculture-related advertisement. Also, according to the New Interim Measures, no advertisement of such special products or services which are subject to examination by an advertising examination authority shall be published unless it has passed such examination. In addition, an Internet advertisement shall be identifiable and clearly identified as an “advertisement” so that consumers will know that it is an advertisement. The New Interim Measures also provide that Internet advertisement publishers shall verify related supporting documents, check the content of the advertisement and be prohibited from publishing any advertisement with nonconforming content or without all the necessary certification documents. However, for the determination of the truth and accuracy of the advertisements, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the State Administration for Market Regulation, or the SAMR (successor of SAIC and the State Food and Drug Administration), which results in uncertainty in the application of these laws and regulations. In addition, advertising content deemed as obscene, defamatory, inappropriately satirical or otherwise inappropriate by a relevant government authority may also subject us to penalties. For instance, the Chinese government has temporarily suspended advertising services on a short video platform in China because advertising content shown on the platform was deemed to be offensive and disrespectful to a revolutionary figure.

On November 26, 2021, the SAMR publicly solicited opinions on the Measures for the Administration of Online Advertising (Draft for Comments), or the Draft Internet Advertising Measures. On February 25, 2023, the SAMR issued the Measures for the Administration of Online Advertising, or the Internet Advertising Measures, which took effect on May 1, 2023. The Internet Advertising Measures states that platform operators providing Internet information services shall take measures to prevent and stop false and illegal advertisements. The Internet Advertising Measures further strengthen the one-click-to-close requirement and prohibit advertisements for certain items on Internet media that targets minors, including, among others, advertisements related to online games that are harmful to the physical or mental health of minors. We cannot assure you that all the advertisements shown on the Group’s mobile applications are true, accurate, appropriate and in full compliance with applicable laws and regulations. For example, advertisers on the Group’s mobile applications, or their agents, may use measures that are designed to evade the Group’s monitoring, such as providing inauthentic material that does not match the actual advertisement, or supplying advertising which is superficially compliant but nevertheless is linked to one or more webpages that feature noncompliant advertising content. In addition, the Group’s employees responsible for reviewing advertisements may not fully understand the relevant laws and regulations or may be inappropriately influenced by the advertisers. In each case, we may still be held responsible for noncompliant advertising content. We include clauses in most of the Group’s advertising contracts requiring that all advertising content provided by advertising customers must comply with relevant laws and regulations. Pursuant to the contracts between the Group and the relevant advertising agents or advertising customers, they are liable for all damages to us caused by their breach of such representations. However, there can be no assurance that we will be able to successfully enforce the Group’s contractual rights.

On November 1, 2021, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Launching the Action for Improvements to the Perception of Information and Communications Services, under which, internet enterprises shall set obvious and effective close buttons in the splash ads of their apps. On September 9, 2022, the Administrative Provisions on Internet Pop-up Window Information Notification Services was issued by the CAC, the MIIT and the SAMR, effective from September 30, 2022, which requires that pop-up ads shall be subject to content compliance review and shall be identifiable, prominently marked as “advertisement,” and users shall be notified expressly. Besides, pop-up ads shall be able to be closed with a single click, it is not allowed to present such information as third-party links and QR codes leading and redirecting malicious traffic by way of pop-up information push services, or induce users to click through such services to falsify or hijack traffic.

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

On July 16, 2020, CCTV reported in its Annual Consumer Rights Show that certain advertisements placed by third-party advertising agents on Qutoutiao exaggerated the health benefits of certain food and diet products and promoted activities that may involve online-gambling. In response, we promptly took appropriate measures such as immediate suspension of all employees involved in these advertisements, including the person in charge of advertising operations, stricter management of all third-party advertising agents, enhancement of content management capabilities in identifying misleading or inappropriate advertisements, and the launch of an easy-to-use and easy-to-find complaint channel on the home screen of Qutoutiao so that users can file their complaints with us on any advertisement placed on the Group’s app. The Qutoutiao app was temporarily removed from several major Android-based app stores in China after the report but was reinstated on July 31, 2020. On October 14, 2020, Shanghai Jifen and Shanghai Dianguan were fined by a local Regulator for certain false advertisements placed on the Qutoutiao app. The advertisement fees that these two entities earned from the false advertisements were also confiscated. The aggregate amounts of the fines and confiscated earnings were approximately RMB0.6 million for Shanghai Jifen and RMB2.0 million for Shanghai Dianguan, which were fully paid on November 27, 2020. On February 8, 2023, Midu Lite was notified by MIIT for deceiving, misleading and compelling users (for example, the users’ click would trigger automatic downloads of ads) and ordered to conduct rectification. On February 10, 2023, we submitted the remediation report to MIIT and completed the rectification. Although we have enhanced the Group’s internal procedures by taking remedial actions, we cannot assure you that all of the advertisements on the Group’s platform will be fully in compliance with the applicable rules and regulations.

In addition, advertisements on the Group’s mobile applications may also subject us to legal proceedings, which may result in penalties on us and adversely affect our financial condition. For instance, in 2022, one of our material subsidiaries and one of the Key VIEs paid fines of RMB82.8 million in aggregate as a result of alleged fraudulent advertisements that an advertising customer placed on the Group’s online platform. See “Item 8. Financial Information—A. Consolidated Statement and other Financial Information—Legal and Administrative Proceedings—Lawsuit Relating to Advertisements on Our Online Platform.” We have continued to implement various measures to improve our internal procedures. For instance, we have further enhanced screening and review of the qualification of the advertising agents and advertisers that place advertisements on our online platform. We have also further optimized our advertising business team and devoted additional efforts to handle complaints relating to advertisements on our online platform.

Increased government regulation of content platforms may subject us to penalties and other administrative actions.

In recent years, PRC government authorities have strengthened their oversight of content platforms similar to the Group’s mobile applications. Other than the content that are considered to be violating PRC laws and regulations, such oversight has tended to pay more attention to content that is or may be deemed misleading, obscene, pornographic, detrimental, and/or contrary to social values and morals prevailing in China, which content may subject the platform’s operator to penalties and other administrative actions. For example, in April 2018, a platform that provides entertainment-oriented contents was ordered by the NRTA to permanently cease its operation for delivering content that were considered to be vulgar and “deviating from mainstream values.” In addition, in July 2018, PRC governmental and regulatory authorities responsible for “eradicating pornography and illegal publications” announced new coordinated efforts to regulate and control the nascent online short video sector, including citations against 19 online short video platforms which allegedly had disregarded previous and repeated warnings not to distribute content deemed by the authorities as obscene, misleading, pornographic, violent, infringing, sensationalist, deviant from socialist core values, harmful to younger viewers, or otherwise unlawful or detrimental. Of these 19 platforms, 15 had their applications removed from app stores and new downloads blocked; among these 15 platforms, three also had their operations suspended by relevant authorities.

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

Additionally, the Group may be subject to fines or other disciplinary actions, including suspension or revocation of the licenses necessary to operate the Group’s platform, if it is deemed to have facilitated the appearance of inappropriate content placed by third parties on its platform, including user generated content. Although the Group requires content providers on its platform to promise that they will not infringe upon the intellectual property rights of third parties, such content may nevertheless be unauthorized and infringe upon others’ intellectual property, including copyrights, and the Group may not be able to detect and identify every instance of intellectual property infringement. See “— Non-compliance with law on the part of third parties with which the Group conducts business could disrupt the Group’s business and adversely affect results of its operation and financial condition” and “The Group may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to the Group’s platform, or delivered to the Group’s users, which may materially and adversely affect the Group’s business, financial condition and prospects.” As a result, the Group may face claims for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other claims based on the nature and content of the information delivered on or otherwise accessed through the Group’s platform. Defending such actions could be costly and involve significant time and attention of our management and other resources, which would materially and adversely affect the Group’s business, results of operations and financial conditions.

The Group’s ability to prevent the misuse of its user loyalty programs while ensuring their efficacy in user acquisition and engagement will have a material effect as to the Group’s business, results of operations and financial condition.

To incentivize word-of-mouth viral referrals and improve user engagement and loyalty, the Group’s mobile applications have game-like features allowing users to earn loyalty points while enjoying the content and earn cash credit in some cases by participating in fun tasks. Registered users of the Group’s mobile applications can earn loyalty points if they become active users, refer others who later register and become active users, or engage in various activities while logged in. Accumulated loyalty points, if exceeding a certain threshold, can be withdrawn by the user in the form of cash by directly crediting the user’s electronic wallet. We have the sole discretion in determining the withdrawal threshold and the exchange rate between loyalty points and the monetary value available to be withdrawn. The Group’s user loyalty programs have contributed significantly to the growth in the Group’s installed users and high user engagement. Although we believe consuming content, rather than earning loyalty points, is the main purpose for the Group’s registered users to use applications, we have nonetheless designed the Group’s loyalty programs to balance between their efficacy in user acquisition and engagement while preventing users from using the Group’s mobile applications merely for the loyalty points. Our inability to achieve such balance may make the Group’s user loyalty programs no longer becoming enticing to users, which may materially and adversely affect user growth and user engagement. Moreover, we cannot assure you that there will still be users who are only attracted to the Group’s mobile applications because of the Group’s user loyalty programs. We have mechanisms in place to prevent potential abuse of the Group’s user loyalty programs. For example, the Group’s system takes into account how fast the user scrolls down the page to determine whether the viewer has actually viewed the article and loyalty points are now provided on a per minute spent on viewing content basis. However, the Group’s system may not be able to detect all instances of abuse. Furthermore, although the Group’s loyalty programs are designed so that only a small amount of loyalty points is provided for taking any specific action with the aim to entice user referral and engagement, we cannot ensure you that there will not be users who will be able to hack the Group’s user loyalty programs to make earning loyalty points a highly lucrative endeavor. We have also focused on developing fraud detection technologies to combat fraudulent users and activities targeting the Group’s user loyalty programs and we cannot assure you that such system will be effective in identifying fraud. If we allow users to improperly earn loyalty points, the Group’s business, results of operations and financial condition may be materially and adversely affected. As clearly stated in the Group’s user agreement, the Group has the sole discretion in determining user misuse of the Group’s user loyalty programs, and the Group may freeze a user’s account if it finds such user misused the Group’s user loyalty programs. Certain users that have their accounts frozen have complained online. Such complaints could undermine the public perception and credibility of the Group’s platform, and the Group’s business, results of operations and financial condition could be materially and adversely affected.

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

Given the Group’s limited operating history and the rapidly evolving market in which we compete, the Group’s historical results of operations may not be sufficiently informative for you in predicting the Group’s future results of operations. The Group’s short operating history makes it difficult for us to identify recurring seasonal trends in the Group’s business. The advertising industry in China experiences seasonality. Historically, advertising spending and user activities on the Group’s platform tend to be the lowest in the first quarter of each calendar year due to long holidays around the Lunar New Year, during which users tend to spend more time with family and celebrations offline and less time online, including on the Group’s mobile applications. In addition, advertising customers, such as those in the e-commerce industry, may also reduce their advertising spending during the holidays around the Lunar New Year due to reduced consumer spending or reduced or suspended production and logistics activities by manufacturers or other service providers. We believe this seasonality affects the Group’s quarterly results, especially the Group’s results of operations in the first quarter of each year.

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

•

Uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, give rise to the risk that some of the Group’s permits, licenses or operations may be subject to challenge, which may be disruptive to the Group’s business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on the Group. For example, some of our business activities involve providing 1v1 real-time audio and video social communication functions, which might be regarded as provision of value-added telecommunications services of instant information interaction services under Catalog of Telecommunications Business and we might be ordered to obtain the value-added telecommunications service license covering service scope for provision of instant information interaction services which we have not obtained yet. Apart from this, the numerous and often vague restrictions on acceptable content in China subject the Group to potential civil and criminal liability, temporary blockage of the Group’s mobile applications or complete shutdown of the Group’s mobile applications. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website or mobile applications it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the service provider to liability and certain penalties imposed by the State Security Bureau, Ministry of Public Security and/or MIIT or their respective local counterparts.

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

•

On February 4, 2016, the NRTA and the MIIT jointly issued the Rules for the Administration for Internet Publishing Services, or the Internet Publishing Rules, which took effect on March 10, 2016, and prohibit wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises from engaging in the provision of web publishing services. Under such rules, an Internet publishing license is required for a provider of online publications. Uncertainty remains regarding the interpretation of relevant concepts, including “online publications.” Although we have not been explicitly required by the NRTA or other relevant authorities to obtain an Internet publishing license to continue our business so far, we may face further scrutiny by such authorities, which may require us to apply for such license and/or subject us to penalties. In addition, project cooperation between an Internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual involving Internet publishing services shall be subject to examination and approval by the NRTA in advance.

•

In November 2020, the NRTA promulgated the Circular on Strengthening the Administration of the Online Show Live Streaming and E-commerce Live Streaming, or Circular 78. According to Circular 78, platforms providing online show live streaming or e-commerce live streaming services shall, among other things, register their information and business operations in the National Internet Audio-visual Platforms Information Management System, ensure real-name registration for all live streaming hosts and virtual gifting users, prohibit users that are minors or without real-name registration from virtual gifting, and set a limit on the maximum amount of virtual gifting per time, per day, and per month. On February 9, 2021, the CAC, the National Office of Anti-Pornography and Anti-Illegal, the MIIT, the Ministry of Public Security, or the MPS, the MCT, the SAMR and the NRTA jointly issued the Circular on the Guiding Opinions on Strengthening Standardized Management of Online Live Streaming, which further states that live-streaming platforms which carry out commercial online performances shall hold the Internet Cultural Business License, or ICB License, and go through ICP record-filing and live streaming platforms which provide online audio-visual program services must obtain the Audio-Visual Permit (or complete the registration on the National Internet Audio-visual Platforms Information Management System) and complete the ICP filing procedure. As of the date of this annual report, Beijing Supreme Pole International Sports Development Co., Ltd. has obtained the Audio-Visual Permit and the Group has been registered in the National Internet Audio-visual Platforms Information Management System with the Qutoutiao app. We cannot assure you all the live streaming platforms operated by us can be successfully registered with the National Internet Audio-visual Platforms Information Management System. Failure to make such registration may have adverse impact on the Group’s business. On March 25, 2022, the CAC, the SAT and the SAMR jointly issued Opinions on Further Regulating Profit-making Behaviors of Webcast to Promote the Healthy Development of the Industry, which provides that online live streaming platforms shall, on a semi-annual basis, submit to the cyberspace administration at the provincial level and the competent tax authorities information such as the personal identity of an online live streaming publisher who engages in online live streaming for profit, his or her live streaming account, online nickname, account name, type of income, and profitability and cooperate with cyberspace, market regulation, taxation and other authorities to conduct supervision and inspection according to the relevant laws. Circular 78 also sets forth requirements for certain live streaming businesses with respect to live streaming review personnel requirements, content tagging requirements, and other requirements. For more information on Circular 78, see “Item 4. Information on the Company— C. Regulations— Regulations Related to Online Live Streaming Services.” As there remain uncertainties to some of the requirements in Circular 78 and its implementation standards, we are still in the process of getting further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Circular 78 on the Group’s business. Any further regulatory updates with respect to Circular 78 or other intensified regulation with respect to live streaming may increase the Group’s compliance burden in the live streaming business, and may have an adverse impact on the Group’s business and results of operations.

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

Third parties with which the Group conducts business, such as content providers, advertising agents, advertising customers and merchandise suppliers, may be subject to regulatory penalties or punishments because of their regulatory compliance failures, subject to criminal investigations or legal proceedings, or infringe upon other parties’ legal rights, which may, directly or indirectly, disrupt the Group’s business. Although the Group conducts reviews of legal formalities and certifications before entering into contractual relationships with third parties, and takes measures to reduce the risks that it may be exposed to in case of any non-compliance by third parties, we cannot be certain whether such third party has violated any regulatory requirements, breached any applicable laws, or infringed or will infringe any other parties’ legal rights. For example, content providers may submit copyrighted content that they have no right to distribute. While the Group’s content management system screens content for potential copyright infringements, it may not be able to identify all instances of copyright infringement. In the event the Group delivers content that violates the copyrights of a third party, it may be required to pay damages to compensate such third party. Even though the Group has the contractual right to seek indemnification from the relevant content provider for such payment, there can be no assurance that the Group will be able to enforce such right. As a result, the Group’s business, results of operations and financial condition could be materially and adversely affected. Similarly, advertising content of advertising customers may also not be in full compliance with applicable laws and regulations that may subject us to legal proceedings, penalties and other administrative actions, and have an adverse effect on the Group’s business, results of operations and financial condition. See “— Advertisements on the Group’s mobile applications may subject us to legal proceedings, penalties and other administrative actions.” In November 2022, one of the Group VIEs was ordered by local police to pay an amount of RMB10.0 million (US$1.4 million) in connection with investigation on alleged fraudulent conduct of an advertising agent which has placed advertisements on one of our mobile applications. We are not certain whether and when such amount would be returned to us by the local police, and whether such investigation will result in legal proceedings against us. If the amount is not returned to us for a prolonged period of time or at all, our working capital and business operations may be materially and adversely affected.

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

Any systems failure or compromise of the Group’s security that results in the unauthorized access to or release of the Group’s users’ or customers’ data could significantly limit the adoption of the Group’s products and services, as well as harm our reputation and brand and, therefore, the Group’s business. We expect to continue to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm the Group’s business is likely to increase as the Group expands the number of products and services it offers and expands its user base.

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

We do not have control over the security measures of these third-party online payment platforms, and security breaches of the online payment systems that the Group uses could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that the Group uses. If a well-publicized Internet or mobile network security breach were to occur, users concerned about the security of their online financial transactions may become reluctant to purchase the Group’s virtual items even if the publicized breach did not involve payment systems or methods used by the Group. In addition, there may be billing software errors that would damage customer confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems the Group uses, the Group may lose active users, which may have an adverse effect on the Group’s business.

Furthermore, if any of the payment platforms the Group uses to decide to significantly increase the percentage they charge us for using their payment systems, the Group’s business, results of operations and financial condition may be materially and adversely affected.

We may be subject to cybersecurity review by regulatory authorities of the PRC in the future.

On April 13, 2020, the CAC, together with 11 other government authorities, jointly issued the Cybersecurity Review Measures, or the Review Measures. The Review Measures, under which the scope of application, reporting procedures, evaluation factors and legal responsibilities are stipulated, were implemented on June 1, 2020 to replace the Measures for Security Review of Cyber Products and Services (for Trial Implementation) issued by the CAC on May 2, 2017. According to the Review Measures, any operator of critical information infrastructure, which, according to the Reply to Questions on the Review Measures published by the CAC, includes critical network and information system operators in the telecommunications industry, purchases any network product or service that affect or may affect national security, must apply for a cybersecurity review to be conducted by Cybersecurity Review Office.

On November 14, 2021, the CAC issued the Draft Network Data Security Management Regulations for public comments, pursuant to which, data processors carrying out the following activities must, in accordance with the relevant national regulations, apply for a cybersecurity review: (i) the merger, reorganization or spin-off of internet platform operators that possess a large number of data resources related to national security, economic development and public interests that affects or may affect national security; (ii) listing in a foreign country of data processors that process the personal information of more than one million users; (iii) listing in Hong Kong of data processors and such listing affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. The scope of and threshold for determining what “affects or may affect national security” is still subject to uncertainty and further elaboration by the CAC. It further requires that a data processor which processes important data or is listed overseas shall complete an annual data security assessment either self-conducted or conducted by a data security service organization engaged, and before January 31 of each year, submit the annual data security assessment report of the previous year to the local cyberspace affairs administration department. As of the date of this annual report, the Network Data Security Management Regulations was released for public comment only, and no interpretation or implementation rules for this proposed regulation have been issued by the CAC or any other PRC regulatory authorities. It remains uncertain when the Network Data Security Management Regulations will be adopted and become effective and whether it will be adopted as was initially proposed.

On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the revised Cybersecurity Review Measures, which became effective from February 15, 2022, superseding and replacing the cybersecurity review measures that had been in effect since June 2020. The revised Cybersecurity Review Measures require that, (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, (ii) any data processing activities by network platform operators, which affects or may affect national security, or (iii) any network platform operators which has personal information of more than one million users and is going to be listed abroad, shall be subject to cybersecurity review. Furthermore, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. During such review, the Group may be required to suspend new user registration in China and/or experience other disruptions of the Group’s operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources. Furthermore, if the Group was found to be in violation of applicable laws and regulations of the PRC during such review, it could be subject to administrative penalties, such as warnings, fines, service suspension or removal of the Group’s apps from the relevant app stores. Therefore, cybersecurity review could have a material and adverse impact on the Group’s business, results of operations and financial condition. Since the measures were recently promulgated, there exist uncertainties with respect to their interpretation and implementation.

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

On June 10, 2021, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the PRC Data Security Law, which came into effect on September 1, 2021. The PRC Data Security Law imposes data security and privacy protection obligations on entities and individuals carrying out data activities, including but not limited to the collection, storage, use, processing, transmission, provision, and public disclosure of data. Furthermore, the PRC Data Security Law proposes to establish a data classification and hierarchical protection system to protect data by classification and level, depending on the importance of the data in economic and social development, and the damage may be caused to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used. The PRC Data Security Law also provides a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transfer, which took effect on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the following circumstances apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (i) where the data processor intends to provide important data overseas; (ii) where the critical information infrastructure operator and any data processor who has processed personal information of more than 1,000,000 individuals intend to provide personal information overseas; (iii) where any data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients accumulatively since January 1 of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of cross-border data transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of cross-border data transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors, including, among others, the legitimacy, fairness and necessity of the purpose, scope and method of cross-border data transfer and the data processing of overseas recipients, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties.

On February 22, 2023, the CAC issued the Measures for the Standard Contract for Outbound Transfer of Personal Information, or the Standard Contract Measures, which will take effect on June 1, 2023, regulates any personal information handler who intends to transfer personal information outside the PRC to a foreign recipient by entering into the standard contract. It provides that the previous transferring of personal information shall meet all of the following conditions: (i) it is not a critical information infrastructure operator; (ii) it processes the personal information of less than one million individuals; (iii) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year and prior to the outbound transfer of personal information, the personal information handler shall conduct a personal information protection impact assessment. Furthermore, the personal information handler shall, within ten working days after the standard contract enters into effect, apply for filing with the cyberspace administration at the provincial level. Any failure in the completion of the filing and compliance with such requirements may result in fines or other penalties, including suspension of services, fines or revoking relevant business permits or business licenses.

The Group has been making constant efforts to comply with the revised Cybersecurity Review Measures and other data protection laws and regulations of the PRC. Our mobile apps and websites only collect basic user information which are necessary for the provision of the corresponding services. The Group updates its privacy policies and adjusts its data processing practices from time to time to meet the latest regulatory requirements of CAC and other authorities and adopts technical and organizational measures to protect data and cybersecurity. However, since the revised Cybersecurity Review Measures were recently promulgated, there exist uncertainties with respect to their interpretation and implementation, and as the Draft Network Data Security Management Regulations has not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, the Group still faces uncertainties that the rules may be enacted, interpreted or implemented in ways that will negatively affect the Group. The Group could be subject to cybersecurity review, and if so, it may not be able to pass such a review. In addition, the Group could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of the Group’s app from app stores, and revocation of licenses, as well as reputational damage or legal proceedings or actions against the Group, which may have a material adverse effect on the Group’s business, financial condition or results of operations. In addition, our ability to continue to offer our ADSs to investors could be significantly limited or completely hindered, and the value of our ADSs could significantly decline or become worthless. Our Qutoutiao and Midu Novels mobile applications were listed in the notices issued by CAC in June 2021 and August 2021, respectively, for issues regarding collection of personal data, and we were asked to undertake remedial measures. Since then, we have implemented measures to improve the data privacy protection of our mobile applications, and we have not received any administrative penalties in this regard. As of the date of this annual report, the Group has not been involved in any cybersecurity review initiated by the CAC or other relevant governmental regulatory authorities, and it has not received any inquiry, notice, warning, or sanction in such respect, other than the incidents mentioned above. However, we cannot rule out the possibility that the Group may be subject to the cybersecurity review or other investigations initiated by the CAC or the related governmental regulatory authorities.

The PRC has adopted regulations governing the use of algorithms. If new or existing regulations restrict our ability to use algorithms in our business, our business, results of operations and prospects would be adversely impacted.

The PRC has adopted regulations governing the use of algorithms. On August 17, 2021, the SAMR issued a discussion draft of Provisions on the Prohibition of Unfair Competition on the Internet, under which business operators should not use data or algorithms to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other business operators’ data. On September 17, 2021, the CAC, together with certain other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services, which provide that, daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the relevant regulators, and the relevant regulators should conduct security assessments of algorithms. The guidelines also provide that an algorithm filing system should be established, and classified security management of algorithms should be promoted. On December 31, 2021, the CAC and certain other PRC governmental authorities promulgated the Administrative Provisions on Algorithm Recommendation for Internet Information Services, which took effect on March 1, 2022, provides that an algorithm recommendation service provider with public opinion attribute or social mobilization ability shall, within ten working days from the date of provision of services, fill in such information as the service provider’s name, service form, application field, algorithm type, algorithm self-assessment report and content to be disclosed via the internet information service algorithm record-filing system to go through record-filing formalities. These provisions require that algorithmic recommendation service providers shall inform users in a conspicuous manner of their provision of algorithmic recommendation services, and publicize the basic principles, purposes, and main operating mechanisms of algorithmic recommendation services in an appropriate manner. For more information about PRC laws and regulations relating to algorithms, see “Item 4. Information on the Company— C. Regulations— Regulation on Cybersecurity and Censorship.”

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

Any change, disruption, or discontinuity in the features and functions of major social networks could limit the Group’s ability to continue growing the Group’s user base, and the Group’s business may be materially and adversely affected.

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

We are also dependent on the services of Mr. Eric Siliang Tan, our co-founder, chairman, chief executive officer and interim chief financial officer. Although Mr. Tan spends significant time with us and is active in the management of the Group’s business, he does not devote his full time and attention to us. If Mr. Tan reduces his time with us in the future and becomes less involved with the management of the Group’s business, we may no longer benefit from his extensive industry experience and the Group’s business and growth may suffer.

Our co-founder, chairman, chief executive officer and interim chief financial officer, Mr. Eric Siliang Tan, has control over us and our corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

Our co-founder, chairman, chief executive officer and interim chief financial officer, Mr. Eric Siliang Tan, has control over us and our corporate matters. Mr. Tan beneficially owns 27,123,442 of our Class B ordinary shares through Innotech Group Holdings Ltd., a British Virgin Islands limited liability company which is ultimately controlled by him. As of the date of this annual report on Form 20-F, these Class B ordinary shares constituted approximately 41.2% of our total issued and outstanding share capital and 87.5% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees— C. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Tan has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

The Group has incurred and may continue to incur substantial share-based compensation expenses.

We have adopted an equity incentive plan that permits the grant of share options, restricted shares, restricted share units, dividend equivalents, share appreciation rights and share payments as equity-based awards, to our directors, officers, employees and consultants. The equity incentive plan replaced the 2017 equity incentive plan and 2018 equity incentive plan that we previously adopted in their entirety and assumed all awards granted under these two plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all share options and other awards under our equity incentive plan was initially 12,464,141 Class A ordinary shares. On March 5, 2019, the Company increased the aggregate number of Class A ordinary shares reserved for issuance pursuant to awards granted under the equity incentive plan by 3.5% of the total number of Class A ordinary shares and Class B ordinary shares outstanding as of December 31, 2018. On every January 1 thereafter for four years, the aggregate number of Class A ordinary shares reserved and available for issuance pursuant to awards granted under the equity incentive plan will be increased by 2.0% of the total number of Class A ordinary shares and Class B ordinary shares outstanding on December 31 of the preceding calendar year. As of the date of this annual report on Form 20-F, options to purchase 6,041,461 Class A ordinary shares had been granted and were outstanding under our equity incentive plan. The Group is required to account for options granted to our employees, directors and consultants. The Group is required to classify options granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the share option or other equity award. In 2020, 2021 and 2022, RMB463.2 million, RMB200.2 million and RMB70.1 million (US$10.2 million) was recognized as share-based compensation expenses, respectively.

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

We regard the Group’s intellectual property as critical to its success. Such intellectual property includes trademarks, patents, domain names, copyrights, know-how and proprietary technologies. We currently rely on trademarks, copyrights, trade secret law and confidentiality, invention assignment and non-compete agreements with the Group’s employees and others to protect the Group’s proprietary rights. See “Item 4. Information on the Company— B. Business Overview— Intellectual Property” and “Item 4. Information on the Company— C. Regulations— Regulations Related to Intellectual Property Rights.” However, we cannot assure you that any of the Group’s intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. One of the Group’s competitors previously filed an objection when we applied for the trademark registration for “Qutoutiao” on the purported ground that “Qutoutiao” is similar to a trademark registered by such competitor. Although such objection was denied by the Trademark Office and we have successfully registered trademark for “Qutoutiao” in 2019, we have received a verdict in which the Trademark Office partially supported such competitor’s subsequent challenge against the validity of this registered trademark. We have brought administrative proceedings against the Trademark Office to dispute the verdict. We were supported by the Beijing Intellectual Property Court, which requires the Trademark Office to withdraw the verdict. However, the competitor appealed to the Higher People’s Court of Beijing in February 2022 and was partially supported by the Higher People’s Court of Beijing, which made our “Qutoutiao” deregistered on Category 42.

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

We are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F, as required by Section 404 of the Sarbanes-Oxley Act.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established within the Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2022, our internal control over financial reporting was ineffective due to the material weakness identified below.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness, which was first identified in the course of preparing the Group’s consolidated financial statements for the year ended December 31, 2017, relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of December 31, 2022.

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2022, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm. Once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. In the future, our management may conclude that our internal control over financial reporting is still not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may not reach the same conclusion. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

If we are unable to implement and maintain proper and effective internal control, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of the ADSs could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities.

The discontinuation of any of the preferential tax treatments available to the Group in China could materially and adversely affect the Group’s results of operations and financial condition.

Under PRC tax laws and regulations, Shanghai Jifen, one of the Group VIEs, and Shanghai Chenxing Software Technology Co., Ltd., or Shanghai Chenxing, a subsidiary of Shanghai Quyun Network Technology Co., Ltd., or Shanghai Quyun, are both qualified to enjoy, certain preferential income tax benefits. The modified Enterprise Income Tax Law, effective on December 29, 2018, or the EIT Law, and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state”, or HNTEs, to enjoy a reduced enterprise tax rate of 15%. According to the relevant administrative measures, to qualify as a “HNTE”, Shanghai Jifen and Shanghai Chenxing must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as a “HNTE” is subject to review by the relevant government authorities in China once every three years, and in practice certain local tax authorities also require annual evaluation of the qualification. In addition to the foregoing tax benefit, Shanghai Chenxing is qualified to enjoy certain preferential value-added tax benefits, according to the Notice on Value-added Tax Policies for Software Products issued by the Ministry of Finance, or the MOF, and the State Administration of Taxation, or the SAT, on October 13, 2011. Apart from that, Shanghai Chenxing obtained the certificate of Qualified Software Enterprise. Once meeting other criteria, Shanghai Chenxing will be qualified to enjoy certain preferential enterprise income tax benefits, according to relevant rules, including the Notice on Enterprise Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries issued by the MOF and the SAT on April 20, 2012, Notice on Relevant Issues concerning Preferential Enterprise Income Tax Policies for Enterprises in Software and Integrated Circuit Industries issued by the MOF, the SAT, the National Development and Reform Commission, or the NDRC, and the MIIT on May 4, 2016, and Announcement on the Enterprise Income Tax Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry jointly issued by the MOF, the SAT, the NDRC and the MIIT on December 11, 2020. In the event the preferential tax treatments for the entities are discontinued or are not verified by the local tax authorities, and the affected entity fails to obtain preferential tax treatments based on other qualifications such as Advanced Technology Service Enterprise, it will become subject to the standard tax rates and policies, including the PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue any of the Group’s preferential tax treatments, potentially with retroactive effect.

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

As the number of the Group’s users increases and its users generate increasing volumes of user generated videos on the Group’s platform, and as we continue to diversify into new content formats, we may be required to expand and adapt the Group’s technology and infrastructure to continue to reliably store, analyze and deliver content. It may become increasingly difficult to maintain and improve the performance of the Group’s products and services, especially during peak usage times, as the Group’s products and services become more complex and the Group’s user traffic increases. In addition, because the Group leases its data center facilities, we cannot be assured that we will be able to expand the Group’s data center infrastructure to meet users’ demands in a timely manner, or on favorable economic terms. If the Group’s users are unable to access any of the Group’s mobile applications or we are not able to make information available rapidly on any of the Group’s mobile applications, or at all, users may become frustrated and seek other channels for their light entertainment needs, and may not return to the Group’s mobile applications or use the Group’s mobile applications as often in the future, or at all. This would negatively impact the Group’s ability to attract users and maintain high level of user engagement as well as the Group’s ability to attract advertising customers.

Legal or administrative proceedings or allegations of impropriety against us or our management could have a material adverse impact on the Group’s reputation, results of operation and financial condition.

We and members of our management may be subject to allegations or lawsuits brought by our competitors, individuals, government and regulatory authorities or other persons in the future. Any such lawsuit or allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by the Group or perceived wrong-doing by any key member of our management team could harm our reputation and cause the Group’s user base to decline and distract our management from day-to-day operations of the Group’s. We cannot assure you that the Group or key members of our management team will not be subject to lawsuits or allegations of a similar nature in the future. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, the Group will record a related contingent liability. As additional information becomes available, we will assess the potential liability and revise estimates as appropriate. In 2020, 2021 and 2022, the Group did not record any contingent liabilities relating to pending litigation. On August 20, 2020, we and certain of our current and former directors and officers were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York. This action is brought on behalf of a putative class of persons who purchased or acquired our securities pursuant or traceable to our September 2018 initial public offering or April 2019 secondary public offering, or otherwise acquired our securities between September 14, 2018 and December 16, 2020 or “the Putative Class Period.” The complaint alleges violations of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder based on alleged materially false or misleading statements or omissions in offering documents and/or issued throughout the Putative Class Period. Lead Plaintiff was appointed, and a consolidated amended complaint was filed on January 15, 2021. We filed a motion to dismiss such amended complaint on March 16, 2021. Lead Plaintiff filed an opposition to the motion on May 17, 2021, and we filed a reply on July 1, 2021. A decision on the motion is pending. It is premature at this stage of the litigation to evaluate the likelihood of a favorable or unfavorable outcome. For instance, in 2022, one of our material subsidiaries and one of the Key VIEs paid fines of RMB82.8 million in aggregate as a result of alleged fraudulent advertisements that an advertising customer placed on the Group’s online platform. For a detailed description of these cases, please refer to “Item 8. Financial Information— A. Consolidated Statement and other Financial Information— Legal and Administrative Proceedings.”

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

According to the Circular on Issues Relating to Cultural Undertaking Development Fee Policies and Administration of Levying and Collection Relating to Levying VAT in place of Business Tax, which was issued by the MOF and the SAT on March 28, 2016, or Circular 25, the provision of advertising services by advertising media agencies and outdoor advertisement business operators (including entities engaging in distribution, screening, promotion and exhibition of outdoor advertisements and other advertisements, as well as entities engaging in advertisement agency services) in China is subject to a cultural development fee. The fee was charged at an applicable rate of 3% of the net advertising revenues prior to June 30, 2019, which was reduced to 1.5% commencing on July 1, 2019, according to a preferential tax policy issued on June 12, 2019 by the government of Shanghai. The preferential policy is said to be in effect until December 31, 2024. The net advertising revenues refer to, as specified in Circular 25, the balance after deducting advertisement distribution fee paid to other advertising company or advertisement distributor, from the total tax inclusive price and out-of-pocket expenses obtained from provision of advertising and marketing services. Historically, the Group did not pay cultural development fees and surcharges for the part of the Group’s revenue that we did not consider as revenues from advertising services subject to Circular 25. Pursuant to the Announcement on the Supporting Tax and Fee Policy for Film Industry and Other Industries issued by the MOF and the SAT on May 13, 2020, the cultural development fee was waived from January 1, 2020 until December 31, 2020. Pursuant to the Announcement on the Extension of Certain Tax Preferential Policies in Response to COVID-19 Epidemic, the exemption period of the cultural development fee was extended until December 31, 2021. Although the Group has not been challenged by the tax authorities so far for our payment of cultural development fees and surcharges, it may face further scrutiny by the PRC tax authorities that may result in a conclusion that subjects the Group to additional taxes, fees and surcharges and substantially increases the Group’s taxes owed, thereby materially and adversely affecting the Group’s results of operations. As a result of not making adequate contributions, the Group may also be subject to fines or other penalties imposed by the relevant authorities pursuant to applicable laws and regulations.

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

We are not a Chinese operating company but a Cayman Island holding company with operations conducted by our operating subsidiaries and the Group VIEs based in China. We rely on contractual arrangements with the Group VIEs, especially the Key VIEs, and their respective shareholders to operate the Group’s business. For a description of these contractual arrangements, see “Item 4. —Information on the Company—D. Organizational Structure—Contractual Arrangements among Our Key WFOEs, the Key VIEs and Their Respective Shareholders.” The majority of the Group’s revenue is attributed to the Group VIEs and their subsidiaries. These contractual arrangements may be less effective than equity ownership in providing us with control over the Group VIEs. If the Group VIEs or their respective shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the Group VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the Group VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the Group VIEs, and our ability to conduct the Group’s business and the Group’s results of operations and financial condition may be materially and adversely affected. See “— Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.”

The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

Furthermore, in connection with the share purchase agreement entered into with Shanghai Dongfang Newspaper Co., Ltd. and its subsidiaries, or collectively, The Paper, Shanghai Jifen has issued equity interests representing 1% of its enlarged share capital to Shanghai Xinpai Management Consulting Co., Ltd., or Shanghai Xinpai, an affiliate of The Paper, at a nominal price. However, Shanghai Xinpai is not a party to the contractual arrangements that are currently entered into among Shanghai Quyun and Shanghai Jifen and its shareholders. As such, despite the fact that we are still able to enjoy economic benefits and exercise effective control over Shanghai Jifen and its subsidiaries, in contrast to what we have been granted by other shareholders of Shanghai Jifen under the contractual arrangements, we are unable to purchase or have Shanghai Xinpai pledge such 1% equity interests in the same manner as agreed under existing contractual arrangements, nor have we been granted the authorization of voting rights over these 1% equity interests. We believe Shanghai Quyun, our wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Shanghai Jifen as it continues to have a controlling financial interest in Shanghai Jifen pursuant to ASC 810-10-25-38A. See “Item 4. Information on the Company—D. Organizational Structure—Contractual Arrangements among Our Key WFOEs, the Key VIEs and Their Respective Shareholders—Supplemental Agreement to the Contractual Arrangements in Connection with The Paper.”

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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. The contractual arrangements have not been tested in a court of law in China. There are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the Group VIEs and relevant rights and licenses held by such VIEs which we require in order to operate the Group’s business, and our ability to conduct the Group’s business may be negatively affected. See “—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.”

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

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of the Group VIEs may encounter, on the one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in the Group VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then-existing shareholders of the Group VIEs as provided under the power of attorney agreements, directly appoint new directors of the Group VIEs. We rely on the shareholders of the Group VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the Group VIEs, we would have to rely on legal proceedings, which could result in disruption of the Group’s business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, subject to undertakings for opening telecommunication industries made by China for joining WTO, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses. It is required under the prior Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and amended and issued on February 6, 2016, that the primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas. The FITE Regulations were amended on March 29, 2022 and became effective on May 1, 2022, among which, the previous requirement on experience and good track record has been cancelled. However, this modification is relatively new, uncertainties still exist in relation to its interpretation and implementation. In addition, foreign investors are prohibited from investing in enterprises engaging in internet cultural activities except for music.

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

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “— Substantial uncertainties exist with respect to whether the controlling of PRC onshore variable interest entities by foreign investors via contractual arrangements will be recognized as ‘foreign investment’ and how it may impact the viability of the Group’s current corporate structure and operations.” Occurrence of any of these events could materially and adversely affect the Group’s business, results of operations and financial condition. In addition, if the imposition of any of these penalties or requirements to restructure our corporate structure causes us to lose the rights to direct the activities of the Group VIEs or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of such VIEs in the Group’s consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or the Group VIEs or their subsidiaries. See “Item 4. Information on the Company — D. Organizational Structure — Contractual Arrangements among Our Key WFOEs, the Key VIEs and Their Respective Shareholders.”

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

In order to maintain the physical security of the Group’s chops, the Group generally has them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. The Group’s designated legal representatives generally do not have access to the chops. Although the Group has approval procedures in place and monitors its key employees, including the designated legal representatives of our subsidiaries and the Group VIEs and their subsidiaries, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that the Group’s key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and the Group VIEs and their subsidiaries with contracts against our interests, as the Group would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of the Group’s chops or signatures of its legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, the Group would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates the Group’s chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to the Group’s normal business operations. The Group may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from the Group’s operations, and the Group’s business and operations may be materially and adversely affected.

Substantial uncertainties exist with respect to whether the controlling of PRC onshore variable interest entities by foreign investors via contractual arrangements will be recognized as “foreign investment” and how it may impact the viability of the Group’s current corporate structure and operations.

On March 15, 2019, the National People’s Congress of the PRC adopted the Foreign Investment Law, which came into force on January 1, 2020. The Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) the foreign investor, by itself or together with other investors establishes foreign invested enterprises in China; (ii) the foreign investor acquires shares, equities, asset tranches, or similar rights and interests of enterprises in China; (iii) the foreign investor, by itself or together with other investors, invests and establishes new projects in China; (iv) the foreign investor invests through other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The Foreign Investment Law keeps silent on how to define and regulate the VIEs, while adding a catch-all clause that “other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council” can fall into the concept of “foreign investment,” which leaves uncertainty as to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment.” Pursuant to the Foreign Investment Law, PRC governmental authorities will regulate foreign investment by applying the principle of pre-entry national treatment together with a “negative list,” which will be promulgated by or promulgated with approval by the State Council. Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in such negative list; and, after satisfying certain additional requirements and conditions as set forth in the “negative list,” are allowed to make investments in the industries which are listed as “restricted” in such negative list. For any foreign investor that fails to comply with the negative list, the competent authorities are entitled to ban its investment activities, require such investor to take measures to correct its non-compliance and impose other penalties.

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

In addition, our corporate governance practice may be materially impacted and our compliance costs could increase if we were considered as a FIE under the Foreign Investment Law. For instance, the Foreign Investment Law purports to impose stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Any company found to be noncompliant with these information reporting obligations could potentially be subject to fines and/or administrative liabilities, according to the Foreign Investment Law.

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

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to maintain our listing status on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the “Draft Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, both of which had a comment period that expired January 23, 2022. On February 17, 2023, the CSRC, as approved by the State Council, released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant guidelines, which came into effect on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing conducted by PRC companies both directly or indirectly through an overseas holding company by adopting a filing-based regulatory regime. It further requires that subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed shall be filed with the CSRC within three working days after the relevant application is submitted overseas. Furthermore, upon the occurrence of any of the material events specified below after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within three working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; (iv) voluntary or mandatory delisting. Given that the Overseas Listing Trial Measures were recently promulgated, there remain substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing. According to the Overseas Listing Trial Measures, we need to make filings for subsequent offerings and any incompliance with such requirements may result in fines and penalties assessed on the Group’s operations in China, restrictions on the Group’s operations in China, delays in or restrictions on the repatriation of the proceeds from any such offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on the Group’s business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any such offering before the settlement and delivery of the securities that we may offer offshore. Any such circumstance could also significantly limit or completely hinder our ability to continue to offer securities to investors offshore and cause the value of such securities to significantly decline.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China and the Group VIEs is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2022. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

Under the modified Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which was amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which was amended on October 17, 2017 and December 29, 2017 and partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT, on December 10, 2009. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which was amended and became effective on June 15, 2018, and SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015 and was amended on December 30, 2019, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Supplementary Circular of the General Affairs Department of the State Administration of Foreign Exchange on Business Operational Issues Concerning Improving Administration for the Payment and Settlement of the Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 88, and the Circular of the State Administration of Foreign Exchange on Relevant Issues Concerning Pilot Reform in Some Regions on Administrative Approaches to Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 36. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is an auditor of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the MOF, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection fieldwork and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have preliminarily identified numerous deficiencies in the audit firms in China, which are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world, and the final inspection reports are expected to be completed and made public in 2023. If audit firms in China had been subject to such inspections in the past, such deficiencies may have been identified earlier and these audit firms, including our auditor, may have taken remedial measures to address any such deficiencies, and the historical inability of the PCAOB to inspect audit firms in China has deprived our investors of the benefits of such inspections. Because our auditor was not subject to such inspections before 2022, we cannot assure you that it will have sufficient time to fully address any deficiency that may be identified as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors or potential investors in our ADSs to lose confidence in the quality of the Group’s consolidated financial statements.

In addition, while the PCAOB announced in December 2022 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again.

Our ADSs will be prohibited from trading on the OTC in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCAA if the PCAOB is unable to inspect or fully investigate auditors located in China at any point in the future.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. The HFCAA states that if the SEC determines that we are an issuer that has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB, or a covered issuer, for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

The SEC and the PCAOB have adopted new rules to implement the HFCAA. Specifically, on November 5, 2021, the SEC announced the approval of the PCAOB’s new rule related to the PCAOB’s responsibilities under the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC announced the adoption of final amendments to implement the submission and disclosure requirement of the HFCAA following its interim final amendments announced in March 2021. The adopting release establishes the SEC’s procedures for identifying covered issuers and for prohibiting the trading of covered issuers’ securities. The SEC will identify covered issuers as early as possible after companies file their annual reports for fiscal years beginning after December 18, 2020 and on a rolling basis, and will impose a trading prohibition on an issuer after it is identified as a covered issuer for three consecutive years. The final amendments also include requirements to disclose information, including the auditor’s name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor have a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party.

Furthermore, pursuant to the HFCAA, the PCAOB issued a report on December 16, 2021, notifying the SEC of its determination, or the 2021 determinations, that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong. The PCAOB identified our previous auditor, PricewaterhouseCoopers Zhong Tian LLP, as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first “conclusive list of issuers identified under the HFCAA,” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by our previous auditor on May 2, 2022, the SEC conclusively identified us as an SEC-identified issuer on June 1, 2022. As such, we are required to satisfy additional disclosure requirements for SEC-identified issuers that are also foreign issuers in this annual report. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

However, following the Statement of Protocol signed between the PCAOB and the CSRC and the MOF in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer again in 2023. However, the PCAOB may change its determinations under the HFCAA at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCAA. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again.

If we are identified as an SEC-identified issuer again, we cannot assure you that we will be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as an SEC-identified issuer for two consecutive years, our securities (including our shares and ADSs) will not be permitted for trading “over-the-counter.” If our securities are prohibited from trading in the OTC market in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition or any threat thereof would substantially impair your ability to sell or purchase our ADSs when you wish to do so. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. Moreover, the implementation of the HFCAA and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers and the market price of the securities of China-based issuers, including us, could be adversely affected.

Risks Relating to the ADSs

The trading price of the ADSs may be volatile, which could result in substantial losses to you.

Our ADSs were listed on NASDAQ Global Select Market (the “Nasdaq”), since our SEC-registered initial public offering in September 2018. We received a delisting notice from Nasdaq on March 14, 2023. On April 12, 2023, the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting with the SEC to delist us from Nasdaq, and the delisting became effective 10 days after filing the Form 25.

The OTC Market is a significantly more limited market than Nasdaq. The quotation of our ADSs on the OTC Market may result in a less liquid market available for existing and potential stockholders to trade our ADSs, could depress the trading price of our ADSs and could have a long-term adverse impact on our ability to raise capital in the future.

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

The delisting of our ADSs from Nasdaq may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.

On April 12, 2023, the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting with the SEC to delist us from Nasdaq, and the delisting became effective 10 days after filing the Form 25. The delisting of our ADSs from Nasdaq has had and may continue to have a material adverse effect on us by, among other things, causing investors to dispose of our ADSs and limiting:

•	the liquidity of our ADSs;

•	the market price of our ADSs;

•	the number of institutional and other investors that will consider investing in our ADSs;

•	the availability of information concerning the trading prices and volume of our ADSs;

•	the number of broker-dealers willing to execute trades in our ADSs; and

•	our ability to obtain equity or debt financing for the continuation of our operations.

The lack of an active trading market may limit the liquidity of an investment in our ADSs, meaning you may not be able to sell our ADSs you own at times, or at prices, attractive to you. Any of these factors may materially and adversely affect the price of our ADSs.

There are no independent directors on our board, which may create a potential conflict of interest.

We are not subject to listing requirements of any national securities exchange and, as a result, we are not at this time required to have any “independent directors” on our board. On May 11, 2023, both of our independent directors resigned due to personal reasons. Following such resignation, our board of directors resolved to dissolve our audit, compensation and nominating and corporate governance committees on May 12, 2023. The functions that would have been performed by such committees are performed by our board of directors instead. Since two out of three directors on our board are executive officers, including Eric Siliang Tan, our chief executive officer and interim chief financial officer, and Jianfei Dong, our co-president, the lack of independent directors on our board could create a potential conflict of interest in that our directors have the authority to determine issues concerning management compensation, nominations, and audit that may conflict with the interest of our shareholders.

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

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. As of December 31, 2022, we had 46,920,018 Class A ordinary shares and 32,937,193 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares sold in our initial public offering and follow-on public offering are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other Class A ordinary shares outstanding are available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. To the extent a large number of shares are converted to ADSs and sold into the market, the market price of the ADSs could decline significantly.

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

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting will be seven calendar days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send information to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

As a public company, we have incurred significant legal, accounting and other expenses that we did not incur as a private company to ensure that we comply with the various requirements on corporate governance practices imposed by the Sarbanes-Oxley Act of 2002 as well as rules subsequently implemented by the SEC. For example, we have adopted policies regarding internal control and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. We expect that these rules and regulations will continue to cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or them in the United States, in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, there are significant legal and other obstacles to obtaining information needed for such actions. For example, in China, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “— Risks Relating to the ADSs — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company. Furthermore, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers and/or their assets.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are governed by the memorandum and articles of association of the Company, the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to the U.S. laws) as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, if shareholders want to proceed against the Company outside of the Cayman Islands, they will need to demonstrate that they have standing to initiate a shareholder derivative action in a federal court of the United States. Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The Cayman Islands courts are also unlikely to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of securities laws of the United States, or to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of securities laws of the United States that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions, such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

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

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or a PFIC, for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•

at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income, which generally includes cash.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs. In this regard, the market value of our ADSs has been volatile and has recently declined significantly. Any further decline in the market value of our ADSs may increase the risk that we are a PFIC.

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

The Group launched its flagship mobile application, Qutoutiao, in June 2016, the Group’s mobile literature application, Midu Novels, in May 2018, and Midu Lite, which combines a loyalty program with the standard offerings from Midu Novels, in May 2019. We primarily operate the Group’s business through certain of the Group VIEs, Shanghai Jifen and Big Rhinoceros Horn, and their subsidiaries. To facilitate financing offshores, we incorporated Qtech Ltd. in July 2017. Through a series of transactions, Qtech Ltd. then became our ultimate holding company. On July 5, 2018, Qtech Ltd. was renamed to Qutoutiao Inc.

We currently conduct the Group’s business primarily through the following subsidiaries, the Key VIEs and their subsidiaries:

•	Shanghai Jifen, a Key VIE, primarily engages in the operation of our Qutoutiao mobile application;

•	Big Rhinoceros Horn, a Key VIE, primarily engaged in the operation of our Midu Novels and Midu Lite mobile application;

•	Anhui Zhangduan, a subsidiary of Shanghai Jifen, primarily engages in content management;

•	Beijing Qukandian Internet Technology Co., Ltd., or Beijing Qukandian, a subsidiary of Shanghai Jifen, primarily engages in content procurement;

•	Shanghai Dianguan Internet Technology Co., Ltd., or Shanghai Dianguan, our subsidiary that primarily provides advertising and marketing services;

•	Shanghai Quyun, our subsidiary, primarily engages in technology R&D;

•	Shanghai Chenxing, a subsidiary of Shanghai Quyun, primarily engages in technology R&D;

•	Shanghai Zhicao, our subsidiary, primarily engages in technology R&D;

•	Shanghai Heitu Internet Technology Co., Ltd., or Shanghai Heitu, a subsidiary of Shanghai Jifen, primarily engages in the operation of online games;

•	Shanghai Zheyun Internet Technology Co., Ltd., or Shanghai Zheyun, a subsidiary of Shanghai Jifen, primarily engages in the operation of certain innovative tool applications;

•	Beijing Supreme Pole International Sports Development Co., Ltd., or Beijing Supreme Pole, a subsidiary of the Group VIE, Beijing; and

•	Churun Technology Co., Ltd., or Beijing Churun, primarily engages in the operation of live-streaming business.

On September 14, 2018, our ADSs commenced trading on the NASDAQ Global Select Market under the symbol “QTT.” We issued and sold an aggregate of 13,800,000 ADSs (including 1,800,000 ADSs sold upon the full exercise of the underwriters’ option to purchase additional ADSs) in our initial public offering, representing 3,450,000 Class A ordinary shares, raising approximately US$85.8 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. On April 5, 2019, we completed a follow-on public offering of an aggregate of 10,000,000 ADSs, comprising 3,327,868 ADSs issued and sold by us and 6,672,132 ADSs sold by certain selling shareholders, representing an aggregate of 2,500,000 Class A ordinary shares. We raised approximately US$31.0 million in net proceeds, after deducting underwriting discounts and commissions and the offering expenses payable by us. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders.

On December 10, 2021, we effected a change of the ratio of our ADSs to Class A ordinary shares from the then ADS ratio of four (4) ADSs to one (1) Class A ordinary share to a new ADS ratio of two (2) ADS representing five (5) Class A ordinary shares.

On September 14, 2022, we received a written notice from Nasdaq, indicating our failure to comply with the minimum MVPHS requirement for the previous 30 consecutive business days.

On September 28, 2022, we received a written notice from Nasdaq, indicating the closing bid price of our ADS is below the minimum bid price of US$1.00 per share requirement for the previous 30 consecutive business days.

On January 19, 2023, we received a written notice from Nasdaq, indicating our failure to file the Interim Financials on Form 6-K with the SEC.

On March 14, 2023, we received a delisting notice from Nasdaq for our failure to comply with the minimum MVPHS requirement for the previous 30 consecutive business days. On April 12, 2023, the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting with the SEC to delist us from Nasdaq, and the delisting became efffective 10 days after filing the Form 25.

Our principal executive offices are located at Building No. 2, Shanghai Pudong Software Park, 519 Yi De Road, Pudong New Area, Shanghai, 200124, People’s Republic of China. Our telephone number at this address is +86-21-5889-0398. Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168, United States.

B.	Business Overview

Overview

The Group operates a mobile content platform in China with a mission to bring fun and value to its users. The Group’s eponymous mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Since its beginning as a news aggregator, Qutoutiao has evolved and developed significantly on the content side and now also has a rich offering in short video content, online games and live-streaming. Midu, first launched in May 2018 as Midu Novels and with an alternative version Midu Lite launched one year later, pioneered provision of free online literature supported by advertising. It became one of the market leaders of the free online literature industry. The Group has also been developing standalone short video applications and mobile games among the many other initiatives in motion since early 2019 to further diversify the range of products its users can enjoy and the ways in which it can bring value to its users. Although the Group had been under market expansion pressure in 2021 with further downward trend in 2022, the Group’s mobile applications still gained a certain level of success and popularity among Chinese mobile internet users, with combined average MAUs of approximately 31.4 million, combined average DAUs of approximately 9.9 million and average daily time spent per DAU of approximately 40.9 minutes in the three months ended December 31, 2022.

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

Since the Group’s inception, it has strategically targeted users from lower-tier cities in China because of the enormous long-term growth opportunities in this underserved market, given the significant under-penetration of mobile phones as well as the significant under-usage of mobile applications. We believe that mobile users in lower-tier cities tend to have a slower pace of life and spend more time on the Internet given limited offline entertainment venues. Moreover, they enjoy rapidly growing disposable income and bear much lower financial burdens due to lower housing prices and living expenses. These factors have given rise to a significant need for mobile entertainment while also creating high monetization potentials. Users from lower-tier cities tend to have different interests and preferences in comparison to users from tier-1 and tier-2 cities. Qutoutiao’s light entertainment-oriented and easily digestible content is designed to resonate with such users and provides the Group with an advantage to capture this underserved market.

The Group operates an innovative user account system and gamified user loyalty program. Registered users can earn loyalty points by referring new users to register on Qutoutiao, by consuming content or by engaging in activities on Qutoutiao. Although loyalty points only translate into trivial monetary amounts, they foster users’ loyalty and emotional connection to Qutoutiao as compared to other platforms. The gamified loyalty point system not only helps the Group keep users more engaged and enhance user stickiness, but also enables the Group to track users’ long-term behaviors and optimize content recommendation, as almost all of the Group’s DAUs are logged-on users.

Covering a broad range of topics, Qutoutiao is focused on humor, stories and other light entertainment content that delight and inspire. The Group’s content is generally sourced from professional media under licensing arrangements or uploaded by freelancers registered on the Group’s platform. To improve the efficiency of its business processes, the Group changed its strategy to focus on developing other content sourcing channels and closed its online content upload system in the second half of 2022.

The Group introduced a separate mobile application, Midu Novels, in May 2018 which offers users free literature online. We further introduced Midu Lite in May 2019, which includes a loyalty program in addition to the standard offerings of Midu Novels. They both feature an innovative free-to-read model that appeals to the online literature reading population, especially those who are keen to read but have a low willingness to pay, who account for the vast majority of online readers in China, and thus having been turned away by the paid-only model of the traditional online literature industry. Supported by advertising, the Group is able to offer its users a comprehensive selection of literature covering a wide range of genres for free. While Midu Novels have been very effective in targeting the existing reading population, Midu Lite has drawn in readers having little or no experience with online literature who subsequently develop a passion for reading. Therefore, the two applications together have achieved broader coverage of the market from a product perspective, and form the two strategic pillars with equal importance in our long-term vision for the online literature market.

The Group currently generates revenues primarily by providing advertising and marketing services. New monetization channel, such as live-streaming, is still in its early stages, and will contribute a more meaningful percentage of revenues over time. The Group has maintained a strong focus on R&D since its founding and materially enhanced its proprietary advertising platform’s monetization efficiency. This has been achieved by enhanced algorithms and the conversion to an oCPC system.

The Group’s net revenues have slightly decreased from RMB5,285.2 million in 2020 to RMB4,339.6 million in 2021, and further decreased to RMB1,083.0 million (US$157.0 million) in 2022 primarily due to the disruptions from the COVID-19 pandemic and weakness of macro environment in internet and technology sector, which adversely impacted on advertising demands. We have made significant progress on cost optimization and budgeting process to improve operating margin. The Group incurred net losses attributable to Qutoutiao Inc. of RMB1,104.4 million in 2020, RMB1,239.6 million in 2021 and RMB914.8 million (US$132.6 million) in 2022. Non-GAAP net losses attributable to Qutoutiao Inc., which represented net losses attributable to Qutoutiao Inc. before share-based compensation expenses, were RMB641.2 million in 2020, RMB1,039.4 million in 2021 and RMB844.7 million (US$122.5 million) in 2022.

The Group’s Mobile Applications

The Group primarily delivers content through Qutoutiao, which is the Group’s flagship mobile application and means “fun headlines” in Chinese. Qutoutiao aggregates articles and videos and presents real-time customized feeds to users based on each user’s profile, behavior and social relationships.

Feeds are presented to users on both the main page of Qutoutiao and the topic pages. Both the main page and the topic pages are customized for each user using the Group’s content recommendation engine. Topic pages include, among others, videos, entertainment, humor, anecdote, relationship, family, health, food and pets. A user may also search for content or follow specific content providers. Users may save their favorite content pages as well as indicate the content pages that they dislike.

The Group promotes social interaction among users to engage them more closely with the content they have viewed as well as with each other. Users may post comments and engage in discussions with other users by responding to comments. A user can also share content through a variety of means, including emails, messaging applications or social networks.

The Group launched its mobile literature application, Midu Novels, in May 2018, which offers users free literature supported by advertising. Unlike the traditional paid-only model in the online literature industry, which charges users fees for most content offered, users of Midu Novels can enjoy their favorite literature under an innovative free-to-read model. The Group’s users have access to a comprehensive selection of literature covering a wide range of genres, including romance, fantasy, science fiction, history and other genres for free. The Group classifies the content genres with multi-dimensional reading tags which the Group’s users can choose to follow. The Group is able to offer its users free literature as it primarily monetizes through advertisements that its advertising customers place on Midu Novels. The Group’s AI-powered content recommendation engine coupled with its strong data analytics capabilities also enable the Group to improve user experience and increase the time its users spend on Midu Novels by making personalized recommendation and delivering to them literature that caters to their interest.

The Group launched Midu Lite in May 2019, which combines a loyalty program with the standard offerings from Midu Novels. The differentiated product design has led to Midu Lite attracting an incremental reading population whose needs have not been well addressed by Midu Novels previously. As a result, we have observed minimal user overlap between the two versions.

The Group has also been exploring opportunities in live-streaming, which the Group offers through standalone applications. It is considered a large and promising market.

The table below sets forth key operating metrics relating to the Group’s mobile applications. For more information on the key operating metrics, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Operating Metrics.”

	For the Year Ended December 31,
	2021	2022

	(in millions, except for daily time spent data)
Combined Average MAUs during the period	120.4	31.4
Combined Average DAUs during the period	28.1	9.9
New Installed Users	375.9	76.5
Average daily time spent per DAU during the period (minutes)	47.4	40.9

	For the Year Ended December 31,
	2021	2022

	(in RMB)
Average net revenue per DAU per day	0.42	0.43
User Engagement Expenses per DAU per day	0.07	0.07
User Acquisition Expenses per New Installed User	7.00	2.66

User Account Systems and Loyalty Programs

The Group offers user loyalty programs on its mobile applications. Registered users can earn loyalty points if they become active users, refer others who later register and become active users, or engage in various activities while logged in.

Accumulated loyalty points, if exceeding a certain threshold, can be withdrawn by the user in the form of cash by directly crediting the user’s electronic wallet. The Group has the sole discretion in determining the withdrawal threshold and the exchange rate between loyalty points and the monetary value available to be withdrawn. Similar programs have long been in place for various industries such as airlines, hospitality and credit cards. They have proven to be effective in enhancing user loyalty and engagement all around the world. The Group’s loyalty programs serve exactly the same purpose by strengthening users’ connection to the Group’s products and services. Consuming content, rather than earning loyalty points, is the main purpose for the Group’s users, the same as in other industries such as airlines, hospitality and credit cards where earning loyalty points is a secondary consideration after the services-in-demand. However, there could occasionally be cases of abuse by a small number of users, and the Group has put in place mechanisms for detection and prevention. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Industry and Business — The Group’s ability to prevent the misuse of its user loyalty programs while ensuring their efficacy in user acquisition and engagement will have a material effect as to the Group’s business, results of operations and financial condition.”

We have set forth in the table below the percentage of DAUs of the Group’s mobile applications that primarily attract users through loyalty programs and the percentage of DAUs of mobile applications that primarily attract users through content for each period presented.

	For the Year Ended December 31,
	2021	2022
DAUs of loyalty program inclined apps	44.2%	41.5%
DAUs of other apps	55.8%	58.5%

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

Engagement-based Loyalty Points

A user is eligible to receive loyalty points for engaging in various activities on the Group’s mobile applications. Such activities include viewing and sharing content, providing valuable comments and encouraging inactive users to continuously re-engage with the Group’s mobile applications. The Group also creates fun tasks such as daily missions to tap into the competitive reward psyche of users.

The Group’s Content

The Group strives to become the light entertainment content platform of choice for a growing base of users. We believe that light entertainment-oriented and easily digestible content resonates with mobile users, and the Group primarily delivers content that can be viewed by users during a short period of time. The articles on the Group’s platform generally contain both images and short texts and can be read within one minute; and a majority of the videos on the Group’s platform run less than two minutes. In the three months ended December 31, 2022, the average daily time spent per DAU for the Group’s mobile applications was approximately 40.9 minutes. The Group aims to deliver quality and relevant content to users, and content sourcing, management and recommendation are among the core focuses of the Group’s operations.

Content Sourcing

The Group sources content from approximately 2,036 professional media outlets under a licensing arrangement.

The Group’s mobile literature applications, Midu Novels and Midu Lite, primarily source content from traditional PC-based online literature platforms which grant the Group permits to publish their literature content on the Group’s platforms for a fee. The Group curates quality literature content that caters to its users’ interests based on the Group’s analysis of users’ profiles and their reading histories. As of December 31, 2022, the Group offers more than 217,490 pieces of literature on Midu Novels and Midu Lite.

To improve the efficiency of its business processes, the Group changed its strategy to focus on developing other content sourcing channels and closed its online content upload system in the second half of 2022.

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

•

Algorithm-based Screening. The Group applies algorithms to screen texts as well as images and videos. The Group’s system screens texts based on pre-set keywords, and it utilizes artificial intelligence to identify inappropriate images and videos. The screening system automatically declines content that does not meet the standards of the Group’s platform and flags suspicious content for manual review by the Group’s content management team.

•

Manual Review. The Group’s content management team, which consisted of 101 employees as of December 31, 2022, is responsible for monitoring all information before delivery through the Group’s platform. The content management team reviews suspicious content identified in the algorithm-based screening process and makes the final decision as to whether to decline such content. Given the complexity and diversity of information submitted to the Group’s platform, the Group’s content management team also reviews all content that has not earlier been flagged up in the algorithm-based screening process.

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

•

Recommendation. The Group’s content recommendation engine suggests content based on each user’s interests and social graphs, and continuously receives behavioral data inputs to update and refine its recommendations in real time to identify content that is most likely of interest to each user.

Monetization

The Group places advertisements on its main pages, topic pages as well as content pages. We believe that the Group’s differentiated user base represents an attractive demographic target for businesses.

The Group has an in-house advertising platform, which is a full-fledged and technology-driven advertising exchange capable of not only monetizing internet media traffic generated in-house but also that originating from third-party media platforms which operate a programmatic advertising system. It has a programmatic advertising system that utilizes a bidding system for advertising customers to bid for the targeted audience on mainly the Group’s platform. The Group’s programmatic advertising system considers a wide range of parameters to determine which advertisement to show, including price bid, predicted click-through rate, predicted user conversion metrics and content relevance, to dynamically maximize the Group’s advertising customer’s return on investment (ROI) as well as its revenue potential. The Group’s advertising technology aims to maximize its revenue potential by rewarding the more relevant advertisement with a more prominent position, despite the potentially lower price bid of such advertisement. The Group actively monitors the advertisements placed to help ensure their relevance.

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

Through collaboration with third-party merchandise suppliers, the Group offers an online marketplace on Qutoutiao in which users merchandise offered by third-party merchandise suppliers. The Group does not carry any inventory, and each merchandise supplier merchandise directly to users. A user pays the purchase price for a merchandise to the Group. The Group deducted its commission related to the merchandise and remitted the remainder to the relevant merchandise supplier.

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

•

Content Recommendation Engine. The Group’s content recommendation engine recommends content based on user behavior, and continuously receives behavioral data inputs to update and refine its recommendations in real time to identify content that is most likely of interest to each user. The Group’s content recommendation engine is capable of processing large quantities of data, and currently can handle several billion inputs per day. In addition, new content is aggregated and recommended in real time from among millions of new contents added, reducing the possibility that the Group’s users are missing the content that may interest them when they next update their view in the Group’s mobile application.

•

Advertising. The Group’s advertising technology enables advertising customers to bid for audience and automatically deliver relevant, targeted promotional links to users. The Group’s system rewards more relevant advertisements with more prominent positions, despite the potentially lower priced bids of such advertisements. The Group’s audience segmentation technology helps ensure the relevance of advertisements shown to users by analyzing their interests through browsing activity, viewed content and commenting history. In addition, the Group has the ability to predict click-through rates for advertisements using logistic regression, gradient boosting decision tree and linear and nonlinear modeling algorithms. Enhanced precision of these click-through rate projections can help maximize the cost effectiveness of customers’ advertising budgets. The Group’s oCPC system further takes into consideration customers’ overall return requirements by assessing their desired end results in the context of their budgets and the availabilities of relevant advertising inventories, providing a holistic solution to their marketing needs rather than a simple product amid their marketing strategy.

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

•

Fraud Detection. The Group’s fraud detection technology focuses on ensuring that the Group’s user loyalty programs are not abused by fraudulent users or activities. The Group’s anti-fraud system employs self-encoding and deep learning methods such as sophisticated neural networks in analyzing users’ behaviors as well as the locations of and the data from their devices to detect fraud. The Group’s anti-fraud system assigns a fraud score to users based on the inputs it receives, with higher scores signifying a greater suspicion of fraudulent activity. The Group also utilizes artificial intelligence methods including decision trees, random decision forests, naive Bayes classifier, Gaussian mixed model, and logistic regression to maximize the predictive accuracy of the Group’s anti-fraud system while minimizing the need for manual review.

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

Intellectual Property

We regard the Group’s intellectual property as critical to its success. Such intellectual properties include trademarks, patents, domain names, copyrights, know-how and proprietary technologies. We currently rely on trademarks, copyrights, trade secret law and confidentiality, invention assignment and non-compete agreements with the Group’s employees and others to protect the Group’s proprietary rights. As of December 31, 2022, the Group had registered 873 trademarks, including trademark for “Qutoutiao,” and owned 11 patents in the PRC. The Group was the registered holder of 144 domain names in the PRC, and had been granted 573 software copyrights and 30 artwork copyrights as of the same date.

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

Licenses and Permissions Requirements

The below table sets forth the material permissions and/or licenses the Group has obtained for its main operations in China. Except as disclosed in “Item Key Information — D. Risk Factors — Risk Related to Our Business and Industry — The Group’s inability to fully comply with Audio-visual Program Provisions may expose it to administrative sanctions, which would materially and adversely affect the Group’s business, results of operations and financial condition” and “— The Group may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on its ability to own key assets such as its mobile applications,” the Group has received all material permissions and approvals that are, or may be, required for the Group’s main operations in China, including the main operations of the Key VIEs. No material permission or approval for the Group has been denied by relevant authorities in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. In addition, rules and regulations in China can change quickly with little advance notice. Uncertainties due to evolving laws and regulations could impede the ability of a China-based issuer, such as us, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us.

Company Name	Name of Permission/License	Governing Government Authority	Grant Date	Expiration Date
Shanghai Jifen	Value-added Telecommunications Service License (the “VAT License”)	Shanghai Communications Administration	September 23, 2022	September 25, 2027
Shanghai Jifen	Network Cultural Business Permit	Shanghai Municipal Administration of Culture and Tourism	October 21, 2022	October 21, 2025
Shanghai Jifen	Registration in the National Internet Audio-visual Platforms Information Management System	National Radio and Television Administration	January 18, 2023	June 30, 2024
Shanghai Jifen	Radio and Television Programme Production Business Permit	Radio and Television Station of Shanghai	April 1, 2023	March 31, 2025
Shanghai Jifen	Internet News Information Services License	Cyberspace Administration of China	July 30, 2022	July 29, 2025
Big Rhinoceros Horn	Value-added Telecommunications Service License (the “VAT License”)	Shanghai Communications Administration	April 28, 2023	March 18, 2024
Big Rhinoceros Horn	Network Cultural Business Permit	Shanghai Municipal Administration of Culture and Tourism	December 17, 2021	December 17, 2024
Big Rhinoceros Horn	Publication Operation License(1)	Shanghai Municipal Bureau of Press and Publication	March 31, 2021	March 31, 2026
Big Rhinoceros Horn	Radio and Television Programme Production Business Permit	Radio and Television Station of Shanghai	April 1, 2023	March 31, 2025

Company Name	Name of Permission/License	Governing Government Authority	Grant Date	Expiration Date
Beijing Supreme Pole	Value-added Telecommunications Service License (the “VAT License”)	Beijing Communications Administration	November 25, 2020	September 28, 2025
Beijing Supreme Pole	Network Cultural Business Permit(2)	Beijing Municipal Administration of Culture and Tourism	June 1, 2022	June 10, 2025
Beijing Supreme Pole	License for Publication of Audio-Visual Programs through Information Network(3)	National Radio and Television Administration	October 31, 2021	October 31, 2024
Beijing Supreme Pole	Publication Operation License(4)	Beijing Municipal Bureau of Press and Publication	March 28, 2022	April 30, 2028
Shanghai Xike	Value-added Telecommunications Service License (the “VAT License”)	Shanghai Communications Administration	October 12, 2019	November 30, 2023
Shanghai Xike	Network Cultural Business Permit	Shanghai Municipal Administration of Culture and Tourism	April 14, 2021	April 14, 2024
Shanghai Xike	Radio and Television Programme Production Business Permit	Radio and Television Station of Shanghai	April 1, 2023	March 31, 2025
Shanghai Manchuan Information Technology Co., Ltd.	Value-added Telecommunications Service License (the “VAT License”)	Shanghai Communications Administration	April 28, 2023	November 9, 2025
Shanghai Manchuan Information Technology Co., Ltd.	Network Cultural Business Permit	Shanghai Municipal Administration of Culture and Tourism	August 28, 2020	August 28, 2023
Shanghai Manchuan Information Technology Co., Ltd.	Radio and Television Programme Production Business Permit	Radio and Television Station of Shanghai	April 1, 2023	March 31, 2025

Notes:

(1)	In the process of modification registration with regard to the legal representative, the registered capital and the registered address.
(2)	In the process of modification registration with regard to the registered address.
(3)	In the process of modification registration with regard to the registered address and the domain name.
(4)	In the process of modification registration with regard to the legal representative and the registered address.

Summary of Significant Rules and Regulations

The following is a summary of the most significant rules and regulations that affect the Group’s business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Foreign Investment Law

On March 15, 2019, the National People’s Congress of the PRC adopted the Foreign Investment Law, which came into force on January 1, 2020. On December 26, 2019, the State Council issued the Implementation Rules of the Foreign Investment Law, which came into effect on January 1, 2020, to clarify and elaborate relevant provisions of the Foreign Investment Law. The Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) the foreign investor, by itself or together with other investors establishes foreign invested enterprises in China; (ii) the foreign investor acquires shares, equities, asset tranches, or similar rights and interests of enterprises in China; (iii) the foreign investor, by itself or together with other investors, invests and establishes new projects in China; (iv) the foreign investor invests through other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The Foreign Investment Law keeps silent on how to define and regulate the VIEs, while adding a catch-all clause that “other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council” can fall into the concept of “foreign investment,” which leaves uncertainty as to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment.” Pursuant to the Foreign Investment Law, PRC governmental authorities will regulate foreign investment by applying the principle of pre-entry national treatment together with a “negative list,” which will be promulgated by or promulgated with approval by the State Council. Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in such negative list; and, after satisfying certain additional requirements and conditions as set forth in the “negative list,” are allowed to make investments in the industries which are listed as “restricted” in such negative list. For any foreign investor that fails to comply with the negative list, the competent authorities are entitled to ban its investment activities, require such investor to take measures to correct its non-compliance and impose other penalties.

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

The Catalogue of Telecommunications Business, or the Catalogue, which was issued as an attachment to the Telecom Regulations and revised and promulgated on June 6, 2019, further identifies information services and online data processing and transaction processing services as value-added telecommunications services. The Group engages in business activities that are value-added telecommunications services as defined and described by the Telecom Regulations and the Catalogue.

On March 1, 2009, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, or the Telecom License Measures, which initially became effective on April 10, 2009 and was amended on July 3, 2017, effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures provide that there are two types of telecommunications operating licenses for operators in China, one for basic telecommunications services and one for value-added telecommunications services. A distinction is also made to licenses for value-added telecommunications services as to whether a license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. The license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded in its telecommunications operating License.

The Group’s current and future business activities include providing information services and content to users through its mobile applications including Qutoutiao, Midu Novels, Midu Lite and providing online data processing and transaction processing services and providing 1v1 audio and video real-time communication service within mobile applications, all of which might be regarded as value-added telecommunications services under the Catalogue. Certain of the Group VIEs have been granted the VAT Licenses which authorize relevant companies’ provision of information services through the Internet. Please refer to “— Licenses and Permissions Requirements” for more details. All of the licenses are also subject to annual inspection.

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

In addition, foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and amended and issued on September 10, 2008, on February 6, 2016 and on March 29, 2022 (became effective on May 1, 2022). Pursuant to the FITE Regulations and the 2021 Negative List, subject to undertakings for opening telecommunication industries made by China for joining World Trade Organization, the ultimate foreign equity ownership in a value-added telecommunications services provider cannot exceed 50%, except for e-commerce, domestic multiparty communications, store-and-forward and call centers. Furthermore, the prior FITE Regulations used to require that, for a foreign investor to own any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business, and obtain approvals from the MIIT and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Although the previous requirement of good track record and experience has been cancelled in the newly modified FITE Regulation since May 1, 2022, this modification is relatively new and uncertainties exist in relation to its interpretation and implementation.

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

On January 8, 2021, the CAC issued the Administrative Measures on Internet Information Services (Draft for Public Comments), or the Draft Measures, which states that the provider of Internet information services for cultural, publishing and audio-visual programs shall obtain permission from relevant departments and the entities that engage in Internet news and information services shall submit an application to the network information department. As of the date of this annual report, the Draft Measures has not been enacted.

In addition to the approval and license requirements, various ministries and agencies in the PRC, including the MIIT, the News Office of the State Council, the Ministry of Culture and Tourism and the General Administration of Press and Publication, have promulgated multiple measures relating to internet content, all of which specifically prohibit internet activities that result in the dissemination of any content that infringes the legal rights of others, is found to contain pornography, promotes gambling or violence, instigates crimes, undermines public morality or the cultural traditions of the PRC, or compromises state security or secrets. For example, the Internet Content Measures specifies a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate these measures may face criminal charges or administrative sanctions, such as fines and revoking any relevant business operation licenses. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities. On December 15, 2019, the CAC promulgated the Provisions on Ecological Governance of Network Information Content, which became effective on March 1, 2020, to further regulate the network information and content. On November 29, 2021, the Office of the Ministry of Culture and Tourism issued the Opinions on Strengthening the Protection of Minors in the Network Cultural Market, which propose the entities to strengthen the construction of online content, explore the establishment of the review and judgment standards of the content unsuitable for minors to access, continue to improve the ability to identify illegal content models and improve the professionalism and effectiveness of manual audit to block and clean up the harmful content timely and effectively such as cult, pornography, illegal missionary, dangerous behavior, negative values and so on. Regulation on Internet News Dissemination Pursuant to the Provisions for the Administration of Internet News Information Services promulgated by the CAC, which was issued on May 2, 2017 and became effective on June 1, 2017, an Internet news information services license shall be obtained from CAC by the service provider for the provision of internet news information services to the public in a variety of ways, including offering platforms for such dissemination. “News information” as mentioned therein includes reports and comments relating to social and public affairs such as politics, economy, military affairs and foreign affairs, as well as relevant reports and comments on social emergencies. The service providers shall meet various qualifications and requirements as listed in such regulation, and further, to provide Internet-based news information services, the service providers are also required to complete formalities for ICP License or filing with the competent telecommunications authorities in accordance with the law. In practice, Internet news information service providers that are not state-owned, such as our company, are required to introduce a state-owned shareholder in order to apply for the Internet news information services license.

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

The Group is required to obtain an Internet news information services license from CAC for the dissemination of news through the Group’s mobile application. On July 30, 2019, Shanghai Jifen Culture Communications Co., Ltd., or Shanghai Jifen, one of the Group VIEs, obtained an Internet News Information Services License from CAC.

Regulation on Online Transmission of Audio-visual Programs

On April 13, 2005, the State Council promulgated Decisions on the Entry of the Non-state owned Capital into the Cultural Industry, according to which non-state-owned capital and foreign investors are generally not allowed to conduct the business of transmitting audio-visual programs via information network.

On December 20, 2007, the NRTA (previously known as SART, GAPPRFT and SARFT) and MIIT jointly issued the Administrative Provisions for the Internet Audio-Video Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-visual Program Provisions define “Internet audio-visual programs services” as the production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the Internet, and the provision of upload and audio-video programs transmission services to a third party. Entities engaging in Internet audio-visual programs services must obtain an internet audio-visual program transmission license, which will only be issued to state-owned or state-controlled entities. According to the Categories of the Internet Audio-Video Program Services (Trial) modified by the NRTA on March 10, 2017, “aggregation of Internet audio-visual programs”, which means “editing and arranging the Internet audio-visual programs on the same website and providing searching and watching services to public users”, falls into the definition of the aforementioned “Internet audio-visual programs services.”

On March 31, 2009, the NRTA promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the internet audio-visual programs, including those on mobile network (if applicable), and prohibits internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition, or other prohibited elements.

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

In March 2018, the SAPPRFT issued the Notice on Further Regulating the Transmission Order of Internet Audio-visual Programs, which requires that, among others, audio-visual platforms shall: (i) not produce or transmit programs intended to parody or denigrate classic works, (ii) not re-edit, re-dub, re-caption or otherwise ridicule classic works, radio and television programs, or original internet audio-visual programs without authorization, (iii) not transmit re-edited programs which unfairly distort the original content, (iv) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (v) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (vi) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (vii) strengthen the administration of sponsorship and endorsement for internet audio-visual programs. Pursuant to this notice, the provincial branches of SAPPRFT shall have the authority to supervise radio and television stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement relevant management requirements.

On January 9, 2019, the China Net-casting Services Association, or the CNSA, issued the Regulations on Administration of Network Short Video Platforms, pursuant to which a network platform is required to obtain the Audio-Visual Permit and relevant qualifications to provide short video services, and to strictly operate within the scope of such permit. The network short video platform is required to establish a chief-editor content management and responsibility system, and all content of a short video, including but not limited to its title, description, bullet-chats and comments shall be reviewed in advance before the content is broadcasted. Furthermore, the number of content reviewers a platform is required to host should, in principle, be more than one-thousandth of the number of short videos newly broadcasted on the platform per day. The content reviewers are expected to have high political awareness and professionality. On the same day, CNSA issued the Censoring Criteria for Network Short Video Content, which was amended in December 2021 and set forth certain details of content prohibited to be broadcasted, such as violence, pornography, gambling, terrorism, and other illegal or immoral content.

According to the Administrative Provisions on Online Audio-Visual Information Services, promulgated jointly by the CAC, the MCT and the NRTA on November 18, 2019 and became effective on January 1, 2020, online audio-visual information service providers shall authenticate user’s real identity information based on organization code, identity card number, mobile phone number, etc. Online audio-visual information service providers shall not serve users who fail to provide their real identity information. Online audio-visual information service providers shall strengthen the management of the audio-visual information posted by users, deploy and apply identification technologies for illegal and non-real audio and video; if any user is found to produce, post or disseminate content prohibited by laws or regulations, the transmission of such information shall be ceased, and disposal measures such as deletion shall be taken to prevent the information from spreading, and such service providers shall save relevant records, and report to the CAC, the MCT, the NRTA, etc.

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

According to the Notice on Strengthening the Management of Internet Live Streaming Service issued by the Office of the National “Anti-pornography and Anti-illegal” Working Group, MIIT, the Ministry of Public Security, MCT, NRTA and CAC on August 1, 2018, live streaming service providers shall perform website ICP filing procedures with the competent telecommunication department according to law, and live streaming service providers involved in operating telecommunication business and internet news information, network performance, live streaming of audio-visual programs and other businesses shall apply to the relevant departments to obtain licenses for telecommunication business operation, internet news information services, network culture operation, and Audio-Visual Permit, etc., and within 30 days of the live streaming service going online, shall carry out public security registration procedures in accordance with relevant regulations with the public security authorities.

According to Circular 78 issued by the NRTA on November 12, 2020, platforms providing online show live streaming or e-commerce live streaming services shall register their information and business operations by November 30, 2020 on the National Internet Audio-visual Platforms Information Management System. The overall ratio of front-line content analysts to live streaming rooms shall be 1:50 or higher on such platforms. The training for content analysts shall be strengthened and content analysts who have passed the training shall be registered in the system. A platform shall report the number of its live streaming rooms, streamers and content analysts to the provincial branch of the NRTA on a quarterly basis. If celebrities or persons of non-PRC nationality intend to open live streaming rooms on a platform, they shall also report to competent authorities in advance. Online show live streaming platforms shall tag content and streamers by category. A streamer cannot change the category of the programs offered in his or her live streaming room without prior approval from the platform.

In order to further strengthen the standardized management of the online live streaming industry, the CAC, the National Office of Anti-Pornography and Anti-Illegal, the MIIT, the Ministry of Public Security, or the MPS, the MCT, the SAMR and the NRTA jointly issued the Circular on the Guiding Opinions on Strengthening Standardized Management of Online Live Streaming on February 9, 2021, which further states that live-streaming platforms which carry out commercial online performances shall hold the ICB License, and go through ICP record-filing and live streaming platforms which provide online audio-visual program services must obtain the Audio-Visual Permit (or complete the registration on the National Internet Audio-visual Platforms Information Management System) and complete the ICP filing procedure.

On March 25, 2022, the CAC, the SAT and the SAMR jointly issued Opinions on Further Regulating Profit-making Behaviors of Webcast to Promote the Healthy Development of the Industry, which provides that online live streaming platforms shall, on a semi-annual basis, submit to the cyberspace administration at the provincial level and the competent tax authorities in the places where they are located information such as the personal identity of an online live streaming publisher who engages in online live streaming for profit, his or her live streaming account, online nickname, account name, type of income, and profitability and cooperate with cyberspace, market regulation, taxation and other authorities to conduct supervision and inspection according to the relevant laws.

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

Regulations on Online Advertising Services

On October 27, 1994, the SCNPC enacted the Advertising Law of the PRC, which was last amended on April 29, 2021, or the New Advertising Law, to increase the potential legal liability of providers of advertising services, and to include provisions intended to strengthen identification of false advertising and the power of regulatory authorities. On July 4, 2016, the SAIC issued the Interim Measures of the Administration of Online Advertising, or the SAIC Interim Measures, which took effect on September 1, 2016, to further regulate Internet advertising activities.

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

On November 26, 2021, the SAMR publicly solicited opinions on the Measures for the Administration of Online Advertising (Draft for Comments), or the Draft Internet Advertising Measures. On February 25, 2023, the SAMR issued the Measures for the Administration of Online Advertising, or the Internet Advertising Measures, which took effect on May 1, 2023. The Internet Advertising Measures states that platform operators providing Internet information services shall take measures to prevent and stop false and illegal advertisements. The Internet Advertising Measures further strengthen the one-click-to-close requirement and prohibit advertisements for certain items on Internet media that targets minors, including, among others, advertisements related to online games that are harmful to the physical or mental health of minors.

The New Advertising Law, the SAIC Interim Measures and Internet Advertising Measures require the Group to monitor the advertising content shown on the Group’s mobile applications to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. However, we cannot assure you that all of the content contained in such advertisements is true and accurate as required by the advertising laws and regulations.

Furthermore, on November 1, 2021, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Launching the Action for Improvements to the Perception of Information and Communications Services, under which, internet enterprises shall set obvious and effective close buttons in the splash ads of their apps. On September 9, 2022, the Administrative Provisions on Internet Pop-up Window Information Notification Services was issued by the CAC, the MIIT and the SAMR, effective from September 30, 2022, which requires that pop-up ads shall be subject to content compliance review and shall be identifiable, prominently marked as “advertisement,” and users shall be notified expressly. Besides, pop-up ads shall be able to be closed with a single click, it is not allowed to present such information as third-party links and QR codes leading and redirecting malicious traffic by way of pop-up information push services, or induce users to click through such services to falsify or hijack traffic.

For details, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Industry and Business — Advertisements on the Group’s mobile applications may subject us to penalties and other administrative actions.”

Regulation on Mobile Internet Applications Information Services

On June 28, 2016, the CAC issued the Provisions on the Administration of Mobile Internet Applications Information Services, or the APP Provisions, which became effective on August 1, 2016 and amended on August 1, 2022. Under the APP Provisions, an App provider providing Internet news information services through an App shall obtain a permit for Internet news information services, and be prohibited from carrying out Internet news information service activities without permission or beyond the permitted scope and an App provider providing other Internet information services that must be subject to examination and approval of the competent authority or have obtained relevant permit in accordance with the law may only provide services upon examination and approval of the competent authority or with the relevant permit. Furthermore, an App provider that launches new technologies, a new App, and new functions with public opinion attributes or social mobilization capabilities shall conduct security assessment in accordance with relevant provisions of the state.

Regulation on Online Cultural Products

On February 17, 2011, the MOC issued the new Provisional Regulations for the Administration of Online Culture, or the New Online Culture Regulations, which took effect on April 1, 2011 and was amended on December 15, 2017, to replace the previous regulations which were issued by MOC on May 10, 2003. The New Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products”, which include those cultural products that are produced specially for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animations, and those cultural products that, through technical means, produce or reproduce music, entertainment, games, plays and other artworks for Internet dissemination.

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

Regulation on Cybersecurity and Data Security

Internet security in China is regulated and restricted from a national security standpoint. On July 1, 2015, the SCNPC promulgated the new National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. According to the new National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the new National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. There are uncertainties on how the new National Security Law will be implemented in practice.

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

On December 16, 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections, amended on January 8, 2011, which prohibits using the Internet to leak state secrets or to spread socially destabilizing materials. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC on August 29, 2015 and becoming effective on November 1, 2015, any ICP provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (i) sells or provides personal information to others unlawfully, or (ii) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations.

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

•

strengthening management of information published by users. When the network operators discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

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

On June 10, 2021, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the PRC Data Security Law, which came into effect on September 1, 2021. The PRC Data Security Law imposes data security and privacy protection obligations on entities and individuals carrying out data activities, including but not limited to the collection, storage, use, processing, transmission, provision, and public disclosure of data. Furthermore, the PRC Data Security Law proposes to establish a data classification and hierarchical protection system to protect data by classification and level, depending on the importance of the data in economic and social development, and the damage caused to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used. The law also provides a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

The Administrative Provisions on Security Vulnerability of Network Products, or the Provisions on Security Vulnerability, was jointly promulgated by the MIIT, the CAC and the Ministry of Public Security on July 12, 2021 and became effective on September 1, 2021. Network product providers, network operators as well as organizations or individuals engaging in the discovery, collection, release and other activities of network product security vulnerability are subject to the Provisions. Network product providers, network operators and network product security vulnerability collection platforms shall establish sound unimpeded channels to receive information of security vulnerability. Cyber product providers shall perform the obligations to manage security vulnerabilities of cyber products, ensure that security vulnerabilities of their products are timely repaired and released in a reasonable manner and guide users of their products to take preventive measures. In response to the PRC Cybersecurity Law, network product providers are required to report relevant information of security vulnerability of network products with the MIIT within two days and to provide technical support for network product users. Network operators shall take measures to examine and fix security vulnerability after discovering or acknowledging that their networks, information systems or equipment have security loopholes. According to the Provisions on Security Vulnerability, the breaching parties may be subject to monetary fine as regulated in accordance with the PRC Cybersecurity Law. Since the Provisions on Security Vulnerability is relatively new, uncertainties still exist in relation to its interpretation and implementation.

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

On November 14, 2021, the CAC issued the Draft Network Data Security Management Regulations for public comments, pursuant to which, data processors carrying out the following activities must, in accordance with the relevant national regulations, apply for a cybersecurity review: (i) the merger, reorganization or spin-off of internet platform operators that possess a large number of data resources related to national security, economic development and public interests that affects or may affect national security; (ii) listing in a foreign country of data processors that process the personal information of more than one million users; (iii) listing in Hong Kong of data processors and such listing affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. The scope of and threshold for determining what “affects or may affect national security” is still subject to uncertainty and further elaboration by the CAC. It further requires that a data processor which processes important data or is listed overseas shall complete an annual data security assessment either self-conducted or conducted by a data security service organization engaged, and before January 31 of each year, submit the annual data security assessment report of the previous year to the local cyberspace affairs administration department. As of the date of this annual report, the Network Data Security Management Regulations was released for public comment only, and no interpretation or implementation rules for this proposed regulation have been issued by the CAC or any other PRC regulatory authorities. It remains uncertain when the Network Data Security Management Regulations will be adopted and become effective and whether it will be adopted as was initially proposed.

On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the revised Cybersecurity Review Measures, which became effective from February 15, 2022. The revised Cybersecurity Review Measures require that, (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, (ii) any data processing activities by network platform operators, which affects or may affect national security, or (iii) any network platform operators which has personal information of more than one million users and is going to be listed abroad, shall be subject to cybersecurity review. Furthermore, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. If the Group was found to be in violation of applicable laws and regulations of the PRC during such review, it could be subject to administrative penalties, such as warnings, fines, service suspension or removal of the Group’s apps from the relevant app stores. Therefore, cybersecurity review could have a material and adverse impact on the Group’s business, results of operations and financial condition. Since the measures were recently promulgated, there exist uncertainties with respect to their interpretation and implementation.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transfer, which took effect on September 1, 2022 and requires the data processor providing data overseas and falling under any of the following circumstances apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (i) where the data processor intends to provide important data overseas; (ii) where the critical information infrastructure operator and any data processor who has processed personal information of more than 1,000,000 individuals intend to provide personal information overseas; (iii) where any data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients accumulatively since January 1 of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of cross-border data transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of cross-border data transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors, including, among others, the legitimacy, fairness and necessity of the purpose, scope and method of cross-border data transfer and the data processing of overseas recipients, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations.

On February 22, 2023, the CAC issued the Measures for the Standard Contract for Outbound Transfer of Personal Information, which will take effect on June 1, 2023. It provides that the personal information handler transferring personal information abroad by entering into the standard contract shall meet all of the following conditions: (i) it is not a critical information infrastructure operator; (ii) it processes the personal information of less than one million individuals; (iii) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year and prior to the outbound transfer of personal information, the personal information handler shall conduct a personal information protection impact assessment. Furthermore, the personal information handler shall, within ten working days after the standard contract enters into effect, apply for filing with the cyberspace administration at the provincial level.

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

On September 12, 2022, the CAC issued Decision on Amending the Cybersecurity Law of the People’s Republic of China (Draft), which mainly increases penalties for violations of network operation security, user personal information protection, critical information infrastructure security protection and network information security, and to make transferable provisions on specific liability provisions.

On December 8, 2022, the CAC promulgated the Administrative Measures on Data Security in the Field of Industry and Information Technology (for Trial Implementation), or the Administrative Measures, which became effective on January 1, 2023. According to the Administrative Measures, the data in the field of industry and information technology are divided into three levels, namely general data, important data and core data, based on the degree of hazard caused to national security, public interests or the legitimate rights and interests of individuals and organizations due to the tampering, destruction, leakage or illegal acquisition or illegal use of data. The data for the degree of hazard meeting any of the following conditions is important data: (i) posing threats to politics, land, military, economy, culture, society, science and technology, electromagnetism, network, ecology, resources, nuclear security, etc., and affecting overseas interests, biology, outer space, polar region, deep sea, artificial intelligence and other key fields related to national security; (ii) having a serious impact on the development, production, operation and economic interests of the field of industry and information technology; (iii) causing major data security incidents or work safety accidents, with a serious impact on public interests or the legitimate rights and interests of individuals and organizations, with great adverse social impact; (iv) triggering obvious cascading effects, with the scope of impact involving multiple industries, regions or multiple enterprises within an industry, or the impact lasting for a long time, and having a serious impact on the industrial development, technological progress, industrial ecology, etc.; and (v) other important data evaluated and determined by the MIIT. The data for the degree of hazard meeting any of the following conditions is core data: (i) posing serious threats to politics, land, military, economy, culture, society, science and technology, electromagnetism, network, ecology, resources, nuclear security, etc., and seriously affecting overseas interests, biology, outer space, polar region, deep sea, artificial intelligence and other key fields related to national security; (ii) having a significant impact on the field of industry and information technology and the important backbone enterprises, critical information infrastructure, important resources, etc. thereof; (iii) causing material damage to industrial production and operation, operation services of telecommunications network and Internet, development of radio business, etc., resulting in large-scale shutdown and production suspension, large-scale radio business interruption, large-scale network and service breakdown, loss of large amount of business handling capacity, etc.; and (iv) other core data evaluated and determined by the MIIT. The data handlers in the field of industry and information technology, refer to industrial enterprises, software and information technology service providers, telecommunications business operators obtaining a license for operation of telecommunications business, entities using radio frequencies and stations and other subjects in the field of industry and information technology that independently determine handling purposes and handling methods in the data handling activities, shall file their catalogues of important data and core data with the local industrial regulatory authorities for the record.

The Group has been making constant efforts to comply with the above PRC laws and regulations on cybersecurity and censorship. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of the Group’s app from app stores, and revocation of licenses, as well as reputational damage or legal proceedings or actions against the Group, which may have a material adverse effect on the Group’s business, financial condition or results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Industry and Business — We may be subject to cybersecurity review by regulatory authorities of the PRC in the future.”

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

The draft Measures on Security Assessment of Cross-Border Transfer of Personal Information was released in June 2019. According to the measures, prior to the intended cross-border data transmission, an official security assessment carried out by the PRC government authorities should had been completed and a number of other specified criteria should had been met.

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

On January 5, 2015, the SAIC promulgated the Measures on Punishment for Infringement of Consumer Rights and amended on October 23, 2020, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected. Business operators may not: (i) collect or use personal information of consumers without their consent; (ii) unlawfully divulge, sell or provide personal information of consumers to others; (iii) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information.

The MIIT issued the Notice on the Further Special Rectification of App Infringing upon Users’ Personal Rights and Interests on July 22, 2020, which requires that certain conducts of app service providers should be inspected, including, among others, (i) collecting or using personal information without the user’s consent, collecting or using personal information beyond the necessary scope of providing services, and forcing users to receive advertisements; (ii) requesting user’s permission in a compulsory and frequent manner, or frequently launching third-parties apps; and (iii) deceiving and misleading users into downloading apps or providing personal information. It also sets forth that the period for the regulatory specific inspection on apps and that the MIIT will order the noncompliant entities to modify their business within five business days, or otherwise the MIIT will make public announcement, remove the apps from the app stores or impose other administrative penalties.

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

On August 20, 2021, the SCPNC adopted the Personal Information Protection Law, or the Personal Information Protection Law, which became effective on November 1, 2021. The law aims at protecting the personal information rights and interests, regulating the processing of personal information, and promoting the reasonable use of personal information. The law requires personal information processors to be responsible for its processing of personal information and take necessary measures to ensure the security of the personal information processed.

On October 26, 2021, the CAC published the Provisions on the Administrative of Account Names Information of Internet Users (Draft for Comments) for public comments. Pursuant to these provisions, internet user account service platforms shall, among others, establish, improve and strictly implement account name information management system, information content security system, and personal information protection system, and establish an account name information dynamic check patrol system for the verification of real identity information, improve their technical measures for purposes of account information legal compliance, and support account name authenticity checks. On June 27, 2022, the CAC promulgated the Administrative Provisions on the Account Information of Internet Users, which became effective on August 1, 2022. The internet information service provider shall, among others, (i) authenticate the identity information of the users who apply for registration of relevant account and verify the account information submitted by users upon registration; and (ii) equip themselves with professional and technical capabilities appropriate to the scale of services.

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

In addition to the above, the SAIC has established a Trademark Review and Adjudication Board for resolving trademark disputes. According to the Trademark Law, within three months since the date of the announcement of a preliminarily validated trademark, if a titleholder is of the view that such trademark in application is identical or similar to its registered trademark for the same type of commodities or similar commodities which violates relevant provisions of the Trademark Law, such titleholder may raise an objection to the Trademark Office within the aforesaid period. In such event, the Trademark Office shall consider the facts and grounds submitted by both the dissenting party and the party being challenged and shall decide on whether the registration is allowed within 12 months upon the expiration of the announcement after investigation and verification, and notify the dissenting party and the person challenged in writing.

As of December 31, 2022, the Group had registered 873 trademarks in the PRC, including the trademark for “Qutoutiao,” and filed 1,342 trademark applications in the PRC.

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

As of December 31, 2022, the Group had owned 11 patents and filed 74 patent applications in the PRC.

Copyrights

On September 7, 1990, The National People’s Congress promulgated the Copyright Law, which took effect on June 1, 1991 and was amended in 2001, 2010 and 2020 (the 2020 amendment became effective on June 1, 2021). The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, which provides that a software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council.

As of December 31, 2022, the Group had been granted 573 software copyrights and 30 artwork copyrights in the PRC.

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

As of December 31, 2022, the Group was the registered holder of 144 domain names in the PRC.

Regulations on Foreign Exchange

Under the Foreign Currency Administration Rules of the PRC promulgated on January 29, 1996 and amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange, or the SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office. Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. FIEs may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

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

On February 13, 2015, the SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, which was amended on December 30, 2019. The SAFE Circular 13 cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular 13, investors should register with banks for direct domestic investment and direct overseas investment.

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

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by FIEs in the PRC include the Company Law of the PRC, as amended in 2018 and Foreign Investment Law promulgated by SCNPC on March 15, 2019 and came into effect on January 1, 2020 and its implementation regulations that took effect on the same day.

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

As of December 31, 2022, our wholly foreign-owned subsidiaries, Shanghai Quyun and Shanghai Zhicao, had incurred losses and would not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax which was amended on December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax (collectively, the “EIT Law”), which was amended on April 23, 2019. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from and inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax, or the VAT Regulations, were promulgated by the State Council on December 13, 1993 and were last amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance on December 25, 1993 which were last amended on October 28, 2011 (collectively with the VAT Regulations, the “VAT Law”). According to the VAT Law, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax. For taxpayers selling or importing goods other than those specifically listed in the VAT Law, the value-added tax rate is 17%.

On November 16, 2011, the MOF and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, to lay out main content of the pilot scheme for the reform of levying value-added tax in place of business tax. Further on March 23, 2016, the MOF and the SAT jointly promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016 and was amended on July 11, 2017 and on March 20, 2019. Pursuant to the above mentioned notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

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

On March 20, 2020, Shanghai Chenxing and Shanghai Luoshi performed record-filing for VAT tax invoice of software products and licenses of software products and were subject to the VAT rate of 13%. As of the date of this annual report, Shanghai Chenxing is the only company in the Group that is subject to the VAT rate of 13%. Besides that, as of December 31, 2022, our PRC subsidiaries, the Group VIEs and their subsidiaries were generally subject to the VAT rate of 6%.

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

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment.

Regulations on Employment

Labor Law and Labor Contract Law

The Labor Law, which was promulgated on July 5, 1994 and amended on December 29, 2018, and the Labor Contract Law of the PRC, or the Labor Contract Law, which took effect on January 1, 2008 and was amended on December 28, 2012, are primarily regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely. Violations of the Labor Contract Law and the Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

Regulations on Social Insurance and Housing Fund

Under the Social Insurance Law of the PRC that was promulgated by the SCNPC on October 28, 2010, came into force as of July 1, 2011 and amended on December 29, 2018 and the Interim Regulations on the Collection and Payment of Social Insurance Premiums that was promulgated by the State Council on and came into force as of January 22, 1999 and was amended on March 24, 2019, employers are required to pay basic endowment insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. Where an employer fails to fully pay social insurance premiums, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of 1 to 3 times the outstanding amount upon such employer.

In accordance with the Regulations on the Management of Housing Fund, which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

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

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares, including the Circular on Issues Concerning the Individual Income Tax on Share-option Incentives, or the Circular 461, which was promulgated and took effective on August 24, 2009. Under Circular 461 and other relevant laws and regulations, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Related to Mergers and Acquisitions and Overseas Listings

M&A Rules

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009 and was amended on April 18, 2011. The M&A Rules, among other things, require that offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals using shares of such special purpose vehicles or shares held by its shareholders as considerations to obtain the approval of the CSRC prior to publicly listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

SAFE Circular 37

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or the SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing with the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC residents is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

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

On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Administrative Provisions”) and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Filing Measures”), or collectively, the Draft Overseas Listing Regulations for public comments, which set out the new regulatory requirements and filing procedures for domestic companies seeking direct or indirect listing in overseas markets. On February 17, 2023, the CSRC, as approved by the State Council, released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant guidelines, which came into effect on March 31, 2023.

The Overseas Listing Trial Measures stipulate that domestic companies that seek to offer and list securities in overseas markets shall strictly comply with laws, regulations and relevant provisions concerning national security in spheres of foreign investment, cybersecurity, and data security, and earnestly fulfill their obligations to protect national security. Domestic companies seeking to list abroad must carry out relevant security review procedures if their businesses involve such supervision. It further requires that subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed shall be filed with the CSRC within three working days after the relevant application is submitted overseas. And upon the occurrence of any of the material events specified below after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within three working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; (iv) voluntary or mandatory delisting. Given that the Overseas Listing Trial Measures were recently promulgated, there remain substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) in the past three years, the Chinese operating entities, and their controlling shareholders or actual controllers have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy, (iv) the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof, or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

The Overseas Listing Trial Measures further stipulate that a fine between RMB1 million and RMB10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC.

On the same day, the CSRC circulated the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC, which, among others, state that the companies that have already been listed on overseas stock exchanges are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures and the relevant guidelines.

On February 24, 2023, the CSRC, the MOF, the National Administration of State Secrets Protection and the National Archives Administration of China jointly issued the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Confidentiality and Archives Provisions, which took effect on March 31, 2023, regulating the secrets protection and archives administration behaviors relevant to the overseas listing.

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

(1)

Mr. Eric Siliang Tan, Mr. Lei Li, Tianjin Shanshi Technology L.P. and Shanghai Xinpai Management Consulting Co., Ltd., an affiliate of The Paper, hold 64.35%, 14.85%, 19.80% and 1% equity interest in Shanghai Jifen, respectively.

Tianjin Shanshi Technology L.P. is controlled by Mr. Eric Siliang Tan.
(2)	Shanghai Dianguan operates our in-house advertising platform.
(3)

Include Beijing Qukandian, Shanghai Xike, Shanghai Tuile Information Technology Service Co., Ltd., Tianjin Quwen Internet Technology Co., Ltd., Shanghai Xixia, Anhui Zhangduan Network Technology Co., Ltd., Shanghai Heitu and Shanghai Zheyun.

Shanghai Jifen holds 39.9% equity interest in Shanghai Xiaoqiao Information Technology Co., Ltd.
(4)	Shanghai Miaoliang Information Technology Co., Ltd. and Shanghai Zishu Information Technology Co., Ltd. held 60% and 40% equity interest in Big Rhinoceros Horn, respectively.
Shanghai Jifen entered into contractual arrangements with Shanghai Zhicao.
Under such contractual arrangements, Shanghai Zhicao effectively controls Shanghai Big Rhinoceros Horn.
(5)	Mr. Zhongliang Pan and Mr. Mengdie Hua held 60% and 40% equity interest in Beijing Churun, respectively.
(6)	Mainly include Beijing Supreme Pole.

Contractual Arrangements among Our Key WFOEs, the Key VIEs and Their Respective Shareholders

PRC laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct the Group’s operations mainly through Shanghai Jifen, Big Rhinoceros Horn and their subsidiaries. We effectively control Shanghai Jifen, Big Rhinoceros Horn and Beijing Churun, or the Key VIEs, through a series of contractual arrangements with the Key VIEs, their respective shareholders and Shanghai Quyun or Shanghai Zhicao, as applicable, as described in more detail below, which collectively enables us to:

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

Agreements that Provide Us with the Option to Purchase the Equity Interest in the Key VIEs

Loan Agreement. Our Key WFOEs have entered into loan agreements with each shareholder of the relevant Key VIEs. Pursuant to the loan agreements, our Key WFOEs have granted an interest-free loan to each shareholder of the relevant Key VIEs, the amount of which are to be separately agreed to between our Key WFOEs and the relevant Key VIEs in writing, which may only be used by such shareholder for the purpose of capital contribution to such Key VIE as to its business development. Our Key WFOEs also have agreed to provide the relevant Key VIEs with unconditional financial support pursuant to the loan agreement. The shareholders of the Key VIEs pledge all of their share equity in the relevant Key VIE as security for the outstanding loans. Unless otherwise agreed by all the parties of the loan agreement, the term of the loan is the earlier of ten years, the end of our Key WFOEs’ operation or the end of the relevant Key VIEs’ operation. Our Key WFOEs also have the right to accelerate the date of maturity of such loans at their sole discretion. Upon maturity, our Key WFOEs or their designated third party may purchase the equity interests in the relevant Key VIEs held by the shareholders of such Key VIE at a price equal to the lowest allowable amount for a similar transaction pursuant to relevant PRC laws, rules and regulations instead of cash repayment. The loan agreements also prohibit the shareholders of the Key VIEs from entering into any transactions that could materially affect the assets, liabilities, interests or operations of such Key VIE or its subsidiaries without prior written consent from the relevant Key WFOE.

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

Supplemental Agreement to the Contractual Arrangements in Connection with The Paper

In August 2018, Shanghai Quyun, Shanghai Jifen, Mr. Tan, Mr. Li, Tianjin Shanshi Technology Partnership (Limited Partnership) and Shanghai Xihu Culture Communication Co., Ltd. entered into a supplemental agreement as to the contractual arrangements as described above, pursuant to which, Mr. Tan, Mr. Li, Tianjin Shanshi Technology Partnership (Limited Partnership) and Shanghai Xihu Culture Communication Co., Ltd. agreed to be bound by the existing contractual arrangements as described above as to their equity interests (99% in total) in Shanghai Jifen. As Shanghai Xinpai is not a party to the existing contractual arrangements, it is not bound by such arrangements, nor does it have any obligation to perform or assume any liability under the contractual arrangements. In contrast to what we have been granted by other shareholders of Shanghai Jifen under the contractual arrangements, the voting rights over these 1% equity interests are held by Shanghai Xinpai itself and we have not been granted the authorization of the voting rights over such 1% equity interests. Accordingly, we are not able to request Shanghai Xinpai to sell or pledge such 1% equity interests in the way agreed under existing contractual arrangements.

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

Supplemental Agreement II to the Contractual Arrangements

Mr. Tan obtained equity interests representing 64.35% of Shanghai Jifen’s share capital following Shanghai Xihu Culture Communication Co., Ltd. transferred 19.8% of equity interests in Shanghai Jifen to him in July 2022. On July 13, 2022, Shanghai Quyun, Shanghai Jifen and Mr. Tan entered into Supplemental Agreement II, pursuant to which, Mr. Tan agreed to be bound by the existing contractual arrangements as described above as to his 64.35% equity interests in Shanghai Jifen. Accordingly, we still have the above contractual arrangements on equity interests representing 99% of Shanghai Jifen’s share capital.

Cash Transfers Through Our Organization

The following table sets forth a summary of cash transfers that have occurred between our subsidiaries and the Group VIEs for the years ended December 31, 2020, 2021 and 2022, respectively:

	Year Ended December 31,
	2020	2021	2022

	(RMB in thousands)
Cash paid by the Group VIEs to our subsidiaries under service agreements	(297,510)	(756,962)	(376,184)
Cash received by the Group VIEs from our subsidiaries under service agreements	—	188,798	236,903
Cash received by the Group VIEs from our subsidiaries for intra-Group financing	462,233	137,515	606,146

We are subject to restrictions on currency exchange. In particular, the PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, currency remittance out of the PRC. Since the Group receives substantially all of its revenues in Renminbi and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit the Group’s ability to utilize cash generated in Renminbi to fund the Group’s business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our PRC subsidiaries and the Group VIEs. In addition, there are certain limitations on the ability of our PRC subsidiaries and the Group VIEs to distribute earnings to our offshore holding companies and the U.S. investors. In particular, each of our PRC subsidiaries, the Group VIEs and their subsidiaries are required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and the Group VIEs to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries or the Group VIEs to make payments to us could materially and adversely affect our ability to conduct the Group’s business.”

E.	Facilities

The Group’s corporate headquarters are located in Shanghai, China, where it leased approximately 7,587 square meters of office space as of December 31, 2022. The Group also maintained other leased offices in Beijing and Wuhu City in Anhui Province, totaling approximately 813 square meters. We believe that the Group has the adequate facilities to accommodate its operational needs.

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

Overview

The Group operates a mobile content platform in China with a mission to bring fun and value to its users. The Group’s eponymous mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Midu, first launched in May 2018 as Midu Novels and with an alternative version Midu Lite launched one year later, pioneered the provision of free online literature supported by advertising. It has grown tremendously and has been one of the leaders of the free online literature industry. Although the Group had been under its market expansion pressure in 2021 with further downward trend in 2022, the Group’s mobile applications still gained a certain level of success and popularity among Chines mobile internet users, with combined average MAUs of approximately 31.4 million, combined average DAUs of approximately 9.9 million and average daily time spent per DAU of approximately 40.9 minutes in the three months ended December 31, 2022.

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

The Group’s net revenues have slightly decreased from RMB5,285.2 million in 2020 to RMB4,339.6 million in 2021, and further decreased to RMB1,083.0 million (US$157.0 million) in 2022 primarily due to the disruptions from the COVID-19 pandemic and weakness of macro environment in internet and technology sector, which adversely impacted on advertising demands. The Group incurred net losses attributable to Qutoutiao Inc. of RMB1,104.4 million in 2020, RMB1,239.6 million in 2021 and RMB914.8 million (US$132.6 million) in 2022. Non-GAAP net losses attributable to Qutoutiao Inc., which represented net losses attributable to Qutoutiao Inc. before share-based compensation expenses, were RMB641.2 million in 2020, RMB1,039.4 million in 2021 and RMB844.7 million (US$122.5 million) in 2022.

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

The Group’s user base, which has attracted a large number of advertising agents and advertising customers, has provided a solid basis for us to achieve a high monetization capability. To endeavor towards such a goal, the Group has taken certain steps, such as improving the efficiency of its platform, to drive advertising conversion, which involves algorithm improvement driven by data collection and analytics and conversion to an oCPC system. The Group has been forming partnerships with advertising customers from an expanding range of industries and offering an increasing variety of formats such as brand advertising in order to provide more comprehensive solutions for the Group’s customers. The Group has also managed to diversify its revenue streams by generating income from non-advertising activities such as live-streaming and membership fees, thanks to the diversification of content formats available from the Group’s mobile applications.

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

Content Procurement

The Group encourages its content providers to actively contribute quality content that will resonate with the Group’s users by implementing a system in which fees paid to them are related to the number of views of the content they contribute. These fees are accounted for as part of the Group’s cost of revenues. The Group’s ability to balance its content procurement cost while ensuring content providers continue to contribute content that is attractive to users will affect the Group’s results of operations going forward. The Group will also need to manage the relevant content cost while taking into account its revenue potential to ensure value is realized. Furthermore, as additional content formats are introduced, the Group has entered into different content procurement arrangements with content providers, affecting its content procurement cost structure.

Seasonality

The Group generates most of its revenues from providing advertising and marketing services. The advertising industry in China experiences seasonality. Historically, advertising spending and user activities on the Group’s platform tend to be the lowest in the first quarter of each calendar year due to long holidays around the Lunar New Year, during which users tend to spend more time with family and celebrations offline and less time online, including on the Group’s mobile applications. In addition, advertising customers, such as those in the e-commerce industry, may also reduce their advertising spending during the holidays around the Lunar New Year due to reduced consumer spending or reduced or suspended production and logistics activities by manufacturers or other service providers. We believe this seasonality affects the Group’s quarterly results, especially its results of operations in the first quarter of each year. For example, the Group’s net revenues in the first quarter may be lower than those of other quarters, and may experience a slower rate of growth or even decline from the last quarter in the prior year. On the other hand, the Group’s cost of revenues and operating expenses as a percentage of its net revenues may be higher in the first quarter as compared to other quarters, which may lead to lower profit margin.

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

We have been closely monitoring the impact of COVID-19 on macro economy and advertising market in general, as well as the impact on the Group’s business, results of operations and financial condition. The extent to which COVID-19 may continue to impact the Group’s results is uncertain and difficult to predict and will depend on future developments, including the duration, severity and reach of the COVID-19 pandemic, and actions taken to contain the outbreak or treat its impacts. For additional details, see “Item 3. Key Information — D. Risk Factors — Any catastrophe, including natural catastrophes and outbreaks of health pandemics and other extraordinary events, could disrupt the Group’s business operation. For example, the COVID-19 pandemic may have a material adverse effect on the Group’s business, results of operations and financial condition, as well as the trading price of the ADSs.”

Key Operating Metrics

We regularly review a number of key operating metrics to evaluate the Group’s business and measure our performance. The table below sets forth key operating metrics relating to the Group’s mobile applications.

	For the Year Ended December 31,
	2021	2022

	(in millions, except for daily time spent data)
Combined Average MAUs during the period	120.42	31.40
Combined Average DAUs during the period	28.05	9.86
New Installed Users	375.85	76.45
Average daily time spent per DAU during the period (minutes)	47.39	40.93
Average net revenues per DAU per day (RMB)	0.42	0.43
User Engagement Expenses per DAU per day	0.07	0.07
User Acquisition Expenses per New Installed User	7.00	2.66

We view combined average MAUs and combined average DAUs as measures of the size of active user base and user engagement. Combined average MAUs and combined average DAUs generally experienced a downward trend in 2021 and 2022 primarily because the Group adjusted the pace of its operation expansion and paid closer attention to the quality and profile of the Group’s user base than its absolute size and growth. Since the Group had a lower level of combined average MAUs and combined average DAUs in 2022 than in 2021, its advertising and marketing revenue decreased on a year-over-year basis.

We monitor the number of new installed users closely to maintain a sizable user base. The steep downward trend in the number of new installed users during 2021 and 2022 was primarily due to the fact that the Group adjusted the pace of its operation expansion and paid closer attention to quality and profile of the user base than to its absolute size and growth.

We monitor average daily time spent per DAU to measure the level of user engagement on the Group’s platform. The decrease in average daily time spent per DAU was primarily due to changes in user preferences and our content strategy to focus on developing other content sourcing channels.

We monitor average net revenues per DAU per day, or ARPU, to measure the Group’s ability to monetize. In general, the Group generally had a higher level of ARPU in 2022 compared with 2021 primarily due to the churn of our user base, which resulted in the exit of the users on the platform primarily to earn loyalty points, causing a less than average ARPU.

We use user engagement expenses per DAU per day to measure our user engagement efforts and reliance on loyalty programs. We had a relatively stable level of user engagement expenses per DAU per day starting in 2021 and 2022.

We use user acquisition expenses per new installed user to measure our efforts to acquire new users. The Group adjusted the pace of its operation expansion and opted for lower-cost acquisition channels, which led to a decrease in such metric in 2022.

Non-GAAP Financial Measure

Non-GAAP net loss attributable to Qutoutiao Inc. represents net loss attributable to Qutoutiao Inc. before share-based compensation expenses. We use such non-GAAP financial measure in evaluating the Group’s results of operation and for financial and operational decision-making purposes. We believe that such non-GAAP financial measure helps identify underlying trends in the Group’s business that could otherwise be distorted by the effect of such share-based compensation expenses that the Group includes in cost of revenues, total operating expenses and net loss attributable to Qutoutiao Inc. We believe that such non-GAAP financial measure also provides useful information about the Group’s operating results, enhances the overall understanding of the Group’s past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. It should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of the Group’s operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measures, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Group’s data. We encourage investors and others to review the Group’s financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of the non-GAAP financial measure for the periods indicated:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net loss attributable to Qutoutiao Inc.	(1,104,439)	(1,239,617)	(914,767)	(132,630)
Add: share-based compensation expenses:
Cost of revenues	12,905	1,187	392	57
Research and development	204,333	102,838	46,811	6,787
Sales and marketing	86,656	32,122	5,601	812
General and administrative	159,320	64,039	17,301	2,508

Non-GAAP net loss attributable to Qutoutiao Inc.	(641,225)	(1,039,431)	(844,662)	(122,466)

Key Components of the Group’s Results of Operations

Revenues

The Group generates most of its revenues from advertising and marketing services. The following table sets forth a breakdown of the Group’s revenues, both in absolute amount and as a percentage of its net revenues, for the years indicated.

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Advertising and marketing revenues	5,046,835	95.5	4,090,383	94.3	839,377	121,698	77.5
Other revenue	238,360	4.5	249,220	5.7	243,668	35,328	22.5

Net revenues	5,285,195	100.0	4,339,603	100.0	1,083,045	157,026	100.0

(1)	Revenues from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2020	2021	2022

	RMB	RMB	RMB	US$

	(in thousands)
Advertising and marketing revenue	250,875	40,263	2,451	355

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

In addition, the Group collaborates with various third-party advertising platforms to place advertisements on the Group’s platform. Under the Group’s arrangements with these advertising platforms, these advertising platforms are the Group’s customers and the Group’s performance obligation is to provide traffic to these advertising platforms. As such, the Group recognizes advertising and marketing revenues based on the net amount as impressions or clicks are delivered on an oCPC or oCPM basis. The Group started reducing the utilization of third-party advertising platforms in 2017 and we expect such collaboration to continue to decrease in the future as the Group further increases direct sales of its advertising and marketing solutions.

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

Cost of Revenues

Cost of revenues consists primarily of (i) bandwidth and server costs, (ii) costs incurred to vendors and suppliers for advertising and marketing services, (iii) content procurement costs paid to third-party professional media companies and freelancers, (iv) direct cost related to in-house content, rental cost, depreciation, salary and welfare for cost personnel and other miscellaneous costs, (v) costs incurred for mobile gaming and live streaming content, and (vi) cultural development fee and surcharges. The Group is subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate prior to June 30, 2019 was 3% of the net advertising revenues, and was changed to 1.5% from July 1, 2019 to December 31, 2024, according to the relevant preferential tax policy. Due to the COVID-19 pandemic, the Group was exempted from the cultural development fee for 2020 and such exemption period has been further extended until December 31, 2021.

Cost of revenues from transactions with related parties are set forth below for the years indicated:

	Year Ended December 31,
	2020		2021		2022

	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues-related party	31,051	0.6	103,286	2.4	14,564	2,112	1.3

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the years indicated.

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses(1):
Research and development expenses	947,871	17.9	551,612	12.7	184,604	26,765	17.0
Sales and marketing expenses	3,381,561	64.0	3,483,773	80.3	560,716	81,296	51.8
General and administrative expenses	392,815	7.4	431,913	10.0	155,445	22,537	14.4

Total operating expenses	4,722,247	89.3	4,467,298	103.0	900,765	130,598	83.2

(1)	Operating expenses from transactions with related parties are set forth below for the years indicated:

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing-related party	4,192	0.1	15,840	0.4	7,945	1,152	0.7

Research and Development Expenses. The Group’s research and development expenses consist primarily of salaries and benefits for the Group’s research and development personnel, including share-based compensation, rental expenses, IT service fees and deprecation of office premises and servers utilized by the Group’s research and development personnel.

Sales and Marketing Expenses. The Group’s sales and marketing expenses consist primarily of user engagement expenses, user acquisition expenses and other sales and marketing expenses.

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

General and Administrative Expenses. The Group’s general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel, including share-based compensation, office expense and professional service fees.

Share-based Compensation

The following table sets forth the effect of share-based compensation expenses on the Group’s operating costs and expenses line items, both in an absolute amount and as a percentage of the Group’s revenues, for the years presented.

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues	12,904	0.3	1,187	0.0	392	57	0.0
Research and development expenses	204,333	3.9	102,835	2.4	46,811	6,787	4.4
Sales and marketing expenses	86,656	1.6	32,122	0.7	5,601	812	0.5
General and administrative expenses	159,320	3.0	64,039	1.5	17,301	2,508	1.6

Total	463,213	8.8	200,183	4.6	70,105	10,164	6.5

See Note 16 to our audited consolidated financial statements included elsewhere in this annual report for a description of what the Group accounts for the compensation cost from share-based payment transactions.

Taxation

Cayman Islands

We are an exempted company with limited liability incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax based upon profits, income, gains or appreciations, and there is no taxation in the nature of inheritance tax or estate duty.

There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

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

On March 20, 2020, Shanghai Chenxing and Shanghai Luoshi performed record-filing for VAT tax invoice of software products and licenses of software products and were subject to the VAT rate of 13%. As of the date of this annual report, Shanghai Chenxing is the only company in the Group that is subject to the VAT rate of 13%. Besides that, the Group’s revenues are subject to value-added tax at a rate of approximately 6%. The provision of advertising services in China is subject to a cultural development fee. The fee was charged at an applicable rate of 3% of the net advertising revenues prior to June 30, 2019, which was reduced to 1.5% commencing on July 1, 2019, according to a preferential tax policy issued on June 12, 2019 by the government of Shanghai. The preferential policy is said to be in effect until December 31, 2024. Moreover, pursuant to the Announcement on the Supporting Tax and Fee Policy for Film Industry and Other Industries issued by the MOF and the SAT on May 13, 2020, the cultural development fee was waived from January 1, 2020 until December 31, 2020. Pursuant to the Announcement on the Extension of Certain Tax Preferential Policies in Response to COVID-19 Epidemic, the exemption period of the cultural development fee was extended until December 31, 2021.

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

Critical Accounting Estimates

Our discussion and analysis of the Group’s financial condition and results of operations relate to the Group’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

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

	Year Ended December 31,
	2020	2021			2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages, share and per share data)
Revenues(1):
Advertising and marketing revenue	5,046,835	95.5	4,090,383	94.3	839,377	121,698	77.5
Other revenue	238,360	4.5	249,220	5.7	243,668	35,328	22.5
Net revenues	5,285,195	100.0	4,339,603	100.0	1,083,045	157,026	100.0
Cost of revenues(2)	(1,674,416)	(31.7)	(1,171,626)	(27.0)	(562,607)	(81,571)	(51.9)
Gross profit	3,610,779	68.3	3,167,977	73.0	520,438	75,455	48.1
Operating expenses(2):
Research and development expenses	(947,871)	(17.9)	(551,612)	(12.7)	(184,604)	(26,765)	(17.0)
Sales and marketing expenses	(3,381,560)	(64.0)	(3,483,773)	(80.3)	(560,716)	(81,296)	(51.8)
General and administrative expenses	(392,816)	(7.4)	(431,913)	(10.0)	(155,445)	(22,537)	(14.4)
Total operating expenses	(4,722,247)	(89.3)	(4,467,298)	(102.9)	(900,765)	(130,598)	(83.2)
Other operating income	79,299	1.5	106,098	2.4	61,829	8,964	5.7
Loss from operations(3)	(1,032,169)	(19.5)	(1,193,223)	(27.5)	(318,498)	(46,179)	(29.4)
Interest income	10,419	0.2	3,174	0.1	1,370	199	(0.1)
Interest expense	(38,143)	(0.7)	(35,477)	(0.8)	(468,612)	(67,942)	(43.3)
Foreign exchange related gains/(loss), net	(7,183)	(0.1)	(1)	0.0	(903)	(131)	(0.1)
Investment income (loss) including impairment	(31,788)	(0.6)	(36,041)	(0.8)	(45,877)	(6,652)	(4.2)
Other income/(expenses), net	(7,310)	(0.1)	27,637	0.6	(81,879)	(11,872)	7.6
Loss before income taxes	(1,106,174)	(20.9)	(1,233,931)	(28.4)	(914,399)	(132,577)	(84.4)
Income tax benefit/(expense)	1,008	(0.0)	(3,050)	(0.1)	1,048	152	0.1
Equity in loss of affiliate companies	––	––	(3,195)	(0.1)	(1,416)	(205)	(0.1)

Net loss	(1,105,166)	(20.9)	(1,240,176)	(28.6)	(914,767)	(132,630)	(84.5)
Net loss attributable to non-controlling interests	727	0.0	559	0.0	—	—	—

Net loss attributable to Qutoutiao Inc.	(1,104,439)	(20.9)	(1,239,617)	(28.6)	(914,767)	(132,630)	(84.5)

(1)	Revenues from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Advertising and marketing revenue	250,875	40,263	2,451	355

(2)	Cost of revenues and operating expenses from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues(2)	31,051	0.6	103,286	2.4	14,564	2,112	1.3
Sales and marketing expenses	4,192	0.1	15,840	0.4	7,945	1,152	0.7

(3)	The Group recognized share-based compensation expenses of RMB463.2 million, RMB200.2 million and RMB70.1 million (US$10.2 million) in 2020, 2021 and 2022, respectively.

Comparison of Year Ended December 31, 2022 and Year Ended December 31, 2021

Revenues. The Group’s net revenues significantly decreased from RMB4,339.6 million in 2021 to RMB1,083.0 million (US$157.0 million) in 2022, primarily due to the disruptions from the COVID-19 pandemic and weakness of macro environment in internet and technology sector, which adversely impacted on advertising demands. The number of advertising clicks decreased by 67.6% from 2021 to 2022 and the revenue per click decreased from 0.41 in 2021 to 0.32 in 2022, leading to a decrease in the Group’s advertising and marketing revenues charged on oCPC basis.

Cost of Revenues. The Group’s cost of revenues decreased from RMB1,171.6 million in 2021 to RMB562.6 million (US$81.6 million) in 2022, primarily due to the decrease in bandwidth and IT infrastructure costs, content procurement costs and costs incurred to vendors and suppliers for advertising and marketing services. Cost of revenues as a percentage of the Group’s net revenues increased from 27.0% in 2021 to 51.9% in 2022. Share-based compensation expenses recognized in cost of revenues decreased from RMB1.2 million in 2021 to RMB0.39 million (US$0.06 million) in 2022.

Gross Profit. The Group’s gross profit significantly decreased from RMB3,168.0 million in 2021 to RMB520.4 million (US$75.5 million) in 2022.

Operating Expenses. The Group’s total operating expenses significantly decreased from RMB4,467.3 million in 2021 to RMB900.8 million (US$130.6 million) in 2022.

•

Research and development expenses. The Group’s research and development expenses decreased from RMB551.6 million in 2021 to RMB184.6 million (US$26.8 million) in 2022. The decrease was primarily due to the decreased headcount of our research and development personnel, resulting in decreases in salaries and expenses relating to share-based compensation as well as the reduction IT service fees.

•

Sales and marketing expenses. The Group’s sales and marketing expenses decreased from RMB3,483.8 million in 2021 to RMB560.7 million (US$81.3 million) in 2022. The decrease was primarily because the Group ceased the expansion of its user base and the number of users decreased.

User engagement expenses decreased from RMB666.9 million in 2021 to RMB191.0 million (US$27.7 million) in 2022, primarily because the number of users has decreased.

User acquisition expenses decreased from RMB2,631.0 million in 2021 to RMB234.0 million (US$33.9 million) in 2022 because the Group ceased the expansion of its user base.

Other sales and marketing expenses decreased from RMB186.0 million in 2021 to RMB135.7 million (US$19.7 million) in 2022, primarily due to the Group’s efforts to reduce its operating expenses.

The result of the foregoing contributed to a decrease in sales and marketing expenses as a percentage of the Group’s net revenues decreased from 80.3% in 2021 to 51.8% in 2022.

•

General and administrative expenses. The Group’s general and administrative expenses decreased from RMB431.9 million in 2021 to RMB155.4 million (US$22.5 million) in 2022. The decrease was primarily due to the decrease in bad-debt provision for account receivables.

Other operating income. The Group’s other operating income decreased from RMB106.1 million in 2021 to RMB61.8 million (US$9.0 million) in 2022, primarily due to less refund of value-added taxes levied on software related products and services.

Interest income. The Group’s interest income decreased from RMB3.2 million in 2021 to RMB1.4 million (US$0.2 million) in 2022, primarily due to a lower average cash balance during 2022 in comparison to 2021.

Interest expense. The Group’s interest expense was RMB468.6 million (US$68.0 million) in 2022, compared to RMB35.5 million in 2021, primarily due to the incremental interest of the Convertible Loan under the supplemental agreement.

Foreign exchange related gains/(losses), net. The Group recognized foreign exchange related losses, net, of RMB0.9 thousand in 2021 and RMB0.9 million (US$0.1 million) in 2022.

Investment income/(expenses), net. The Group recorded investment loss of RMB45.9 million (US$6.7 million) in 2022, compared to investment loss of RMB36.0 million in 2021, primarily due to impairment loss on certain investments.

Other income/(expenses), net. The Group recorded other income of RMB27.6 million in 2021 and other expenses of RMB81.9 million (US$11.9 million) in 2022, primarily due to a fine of a lawsuit in 2022, amounting to RMB82.8 million (US$12.0 million).

Income tax benefits/(expense), net. The Group recorded income tax expenses of RMB3.1 million and income tax benefits of RMB1.0 million (US$0.2 million) in 2021 and 2022, respectively.

Equity in loss of affiliate companies. The Group recorded equity in loss of affiliate companies of RMB1.4 million (US$0.2 million) in 2022, compared to a loss of RMB3.2 million in 2021.

Net loss attributable to non-controlling interests. Net loss attributable to non-controlling interests represents a subsidiary’s cumulative result of operation in deficit attributed to non-controlling shareholders. The Group recorded net loss attributable to non-controlling interests of RMB559.2 thousand in 2021 and nil in 2022.

Net loss attributable to Qutoutiao Inc. As a result of the foregoing, net loss attributable to Qutoutiao Inc. decreased from RMB1,239.6 million in 2021 to RMB914.8 million (US$132.6 million) in 2022.

Non-GAAP net loss attributable to Qutoutiao Inc. Non-GAAP net loss attributable to Qutoutiao Inc., which represents net loss attributable to Qutoutiao Inc. before share-based compensation expenses, decreased from RMB1,039.4 million in 2021 to RMB844.7 million (US$122.5 million) in 2022.

Comparison of Year Ended December 31, 2021 and Year Ended December 31, 2020

Revenues. The Group’s net revenues decreased from RMB5,285.2 million in 2020 to RMB4,339.6 million in 2021, primarily due to a decrease in the Group’s advertising and marketing revenues from RMB5,046.8 million in 2020 to RMB4,090.4 million in 2021, partially offset by an increase in the Group’s other revenue from RMB238.4 million in 2020 to RMB249.2 million in 2021. Decrease in the Group’s advertising and marketing revenues was primarily due to the tightening regulatory environment in internet and technology sector which, to a certain extent, resulted in constrained budgets of advertisers. The number of advertising clicks decreased by 16.1% from 2020 to 2021 and the revenue per click remained relatively stable, which led to a decrease in the Group’s advertising and marketing revenues charged on oCPC basis. Increase in the Group’s other revenue was primarily due to the increase of revenues from Midu membership fee and, to a lesser extent, revenues from online game service and live-streaming.

Cost of Revenues. The Group’s cost of revenues decreased from RMB1,674.4 million in 2020 to RMB1,171.6 million in 2021, primarily attributable to the decrease in bandwidth and IT infrastructure costs, integrated marketing service costs, salaries and benefits associated with content management personnel as well as live-streaming and online games revenue share, partially offset by an increase in the content procurement costs for Midu Novels. Cost of revenues as a percentage of the Group’s net revenues decreased from 31.7% in 2020 to 27.0% in 2021. Share-based compensation expenses recognized in cost of revenues decreased from RMB12.9 million in 2020 to RMB1.2 million in 2021.

Gross Profit. The Group’s gross profit decreased from RMB3,610.8 million in 2020 to RMB3,168.0 million in 2021.

Operating Expenses. The Group’s total operating expenses decreased from RMB4,722.2 million in 2020 to RMB4,467.3 million in 2021.

•

Research and development expenses. The Group’s research and development expenses decreased from RMB947.9 million in 2020 to RMB551.6 million in 2021. The decrease was primarily due to the reduction in research and development headcount, which resulted in decreases in salaries and expenses relating to share-based compensation.

•

Sales and marketing expenses. The Group’s sales and marketing expenses increased from RMB3,381.6 million in 2020 to RMB3,483.8 million in 2021. The increase was primarily because the Group invested more in the expansion of Midu.

User engagement expenses decreased from RMB1,392.6 million in 2020 to RMB666.9 million in 2021, primarily because the Group improved its algorithm to provide personalized contents. User engagement expenses as a percentage of net revenues decreased from 26.3% in 2020 to 15.4% in 2021.

User acquisition expenses increased from RMB1,720.7 million in 2020 to RMB2,631.0 million US$412.9 million in 2021, which was primarily due to the Group’s effort in expanding Midu’s user base.

Other sales and marketing expenses decreased from RMB268.4 million in 2020 to RMB186.0 million in 2021, primarily due to the Group’s effort in reducing its operating expenses.

The result of the foregoing contributed to an increase in sales and marketing expenses as a percentage of the Group’s net revenues increased from 64.0% in 2020 to 80.3% in 2021.

•

General and administrative expenses. The Group’s general and administrative expenses increased from RMB392.8 million in 2020 to RMB431.9 million in 2021. The increase was primarily due to bad-debt provision for account receivables of RMB249.1 million under ASC 326, Measurement of Credit Losses on Financial Instruments, which was partially offset by decrease in salaries as well as other administrative expenses. This also contributed to an increase in general and administrative expenses as a percentage of the Group’s net revenues from 7.4% in 2020 to 10.0% in 2021.

Other operating income. The Group’s other operating income increased from RMB79.3 million in 2020 to RMB106.1 million in 2021, primarily due to more refund of value-added taxes levied on software related products and services.

Interest income. The Group’s interest income decreased from RMB10.4 million in 2020 to RMB3.2 million in 2021 due to lower average cash balance during 2021 in comparison to 2020.

Interest expense. The Group’s interest expense was RMB35.5 million in 2021, compared to RMB38.1 million in 2020.

Foreign exchange related gains/(losses), net. The Group recognized foreign exchange related gains/losses, net, of RMB7.2 million in 2020 and RMB0.9 thousand in 2021.

Investment income/(expenses), net. The Group recorded investment loss of RMB36.1 million in 2021, compared to investment loss of RMB31.8 million in 2020, primarily due to impairment losses on certain investments.

Other income/(expenses), net. The Group recorded other expenses of RMB7.3 million in 2020 and other income of RMB27.6 million in 2021. The Gain in 2021 mainly resulted from a gain of RMB23.1 million from the deconsolidation of a subsidiary.

Income tax benefits/(expense), net. The Group recorded income tax benefits of RMB1.0 million and income tax expenses of RMB3.1 million in 2020 and 2021, respectively.

Equity in loss of affiliate companies. The Group recorded equity in loss of affiliate companies of RMB3.2 million in 2021.

Net loss attributable to non-controlling interests. Net loss attributable to non-controlling interests represents a subsidiary’s cumulative result of operation in deficit attributed to non-controlling shareholders. The Group recorded net loss attributable to non-controlling interests of RMB727.6 thousand in 2020 and RMB559.2 thousand in 2021.

Net loss attributable to Qutoutiao Inc. As a result of the foregoing, net loss attributable to Qutoutiao Inc. increased from RMB1,104.4 million in 2020 to RMB1,239.6 million in 2021.

Non-GAAP net loss attributable to Qutoutiao Inc. Non-GAAP net loss attributable to Qutoutiao Inc., which represents net loss attributable to Qutoutiao Inc. before share-based compensation expenses, increased from RMB641.2 million in 2020 to RMB1,039.4 million in 2021.

Recent Accounting Pronouncements

A list of recently adopted and recently issued accounting pronouncements that are relevant to us is included in Note 2(ai) to our audited consolidated financial statements included elsewhere in this annual report.

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

•

On March 28, 2019, we and Alibaba entered into a convertible loan agreement, pursuant to which Alibaba advanced aggregate principal amount of approximately US$171.1 million to us on April 4, 2019. The Convertible Loan is unsecured and unsubordinated and has an original maturity date of April 4, 2022, which has been further extended pursuant to certain supplemental agreements. The convertible loan agreement contains certain covenants, restrictions and events of default on our activities, including, but not limited to, limitations on the incurrence of additional indebtedness; dividends or other distributions in cash or cash equivalents; and mergers, consolidations or the sale of all or substantially all of our assets.

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

•

In November 2018, Fun Literature Limited, our subsidiary that is the holding company of the entities that operate Midu Novels, entered into preferred share purchase agreements with certain third-party investors to issue series A redeemable convertible preferred shares an aggregate issuance price of US$14.0 million.

•

In 2019, Fun Literature Limited entered into a series of preferred share purchase agreements with third-party investors to issue series A and B redeemable preferred shares for an aggregate issuance price of US$54 million.

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

For the Convertible Loan, we and Alibaba entered into several supplemental agreements to the original convertible loan agreement, pursuant to which the maturity date of the Convertible Loan has been extended to September 30, 2023. The interest rate of the Convertible Loan has been amended from an original compound rate of 3% per annum to a compound rate of 9% per annum plus a simple rate of 3% per annum, calculated from the original loan drawdown date of April 4, 2019.

The following factors raise substantial doubt about our ability to continue as a going concern:

•	For the years ended December 31, 2020, 2021 and 2022, we incurred net losses of RMB1,105.2 million, RMB1,240.2 million and RMB914.8 million (US$132.6 million), respectively.

•	For the years ended December 31, 2020, 2021 and 2022, we had net cash used in operating activities of RMB863.8 million, RMB279.1 million and RMB443.8 million (US$64.3 million), respectively.

•	As of December 31, 2022, we had an accumulated deficit of RMB8,395.2 million (US$1,217.2 million) and a deficit in working capital of RMB2,254.4 million (US$326.9 million).

•

As of December 31, 2022, as discussed in Note 14 and Note 26 to the consolidated financial statements, the Group has a Convertible Loan of approximately RMB1.74 billion (US$253.2 million), including principal of US$171.1 million and unpaid interest that was expected to be matured within one year from the date of the issuance of the consolidated financial statements.

Our liquidity is primarily dependent on our ability to adjust the pace of the operation expansion, to control operating costs and expenses to reduce the cash used in operating cash flows, to pursue financing arrangements, including the renewal of the Convertible Loan with the creditor, and to obtain additional funds from sale of our assets.

We have carried out an assessment of our cash flow forecast for the twelve months from the date of issuance of this annual report. In preparing the cash flow forecast, we have considered our historical cash requirements, our expected loan repayment obligations in 2023 and beyond, and our plan to further reduce operating costs and expenses.

We are currently exploring a variety of measures to improve our liquidity and financial position as follows:

We continue to optimize our user loyalty programs and traffic acquisition strategy to efficiently control and reduce costs and continue to be selective in the content and better leverage our existing content varieties to attract and maintain users. These measures can in turn lead to savings in user related costs. We further plan to preserve liquidity and manage cash flows by reducing expenditure on developing and maintaining smaller and novel applications and limiting other general and administrative expenses. We also plan to obtain additional external financing and funds through, including but not limited to, additional credit facilities obtained from banks in the normal course of business, potential additional issuances of equity and/ or debt as a Group or through our subsidiaries, and sale of our assets, including our equity interest in our subsidiaries, to third parties.

In addition, the maturity date of the Convertible Loan has been extended to September 30, 2023. The total amount of the principal and accumulated interest payable of the Convertible Loan, including the incremental interest related to the increase in interest rate under the supplemental agreements from a compound rate of 3% per annum to a compound rate of 9% per annum plus a simple rate of 3% per annum, calculated starting from the original loan drawdown date of April 4, 2019, will amount to approximately US$270.3 million (RMB1,882.4 million) as of September 30, 2023. While we cannot assure you that we will be able to further extend the maturity date of the principal and accrued and unpaid interest of the Convertible Loan after September 30, 2023, we have assumed that we will be able to extend the maturity date of the Convertible Loan in preparing our cash flow forecast.

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

Facts and circumstances including accumulated and recurring losses from operations, net cash used in operating activities, negative working capital and uncertainties on the repayment of the Convertible Loan raise substantial doubt about our ability to continue as a going concern. See “Item 3.D. Risk Factors — Risks Relating to Our Industry and Business — There is substantial doubt as to our ability to continue as a going concern” and “— We require a significant amount of cash to fund our operations as well as to meet our Convertible Loan obligations. If we cannot obtain additional financing and liquidity, our business, financial condition and results of operation will be materially and adversely affected.”

The following table sets forth a summary of the Group’s cash flows for the years indicated:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash provided by/(used in) operating activities	(863,774)	(279,122)	(443,797)	(64,344)
Net cash provided by/(used in) investing activities	782,545	75,521	267,555	38,792
Net cash provided by financing activities	307,746	(66,094)	(20,000)	(2,900)
Net increase/(decrease) in cash, cash equivalents and restricted cash	226,517	(269,695)	(196,242)	(28,452)
Effect of exchange rate changes on cash and cash equivalents	(7,415)	(9,263)	10,810	1,567
Cash, cash equivalents and restricted cash at beginning of the year	375,689	594,791	315,833	45,791
Cash, cash equivalents and restricted cash at the end of the year	594,791	315,833	130,401	18,906

Operating Activities

Net cash used in operating activities was RMB443.8 million (US$64.3 million) in 2022, primarily due to net loss of RMB914.8 million (US$132.6 million), adjusted for (i) interest expense of RMB438.1 million (US$63.5 million), (ii) amortization of intangible assets of RMB102.6 million (US$14.9 million) and (iii) share-based compensation of RMB70.1 million (US$10.1 million). Changes in assets and liabilities primarily consisted of (i) an increase of accrued liabilities and other current liabilities of RMB998.4 million (US$144.8 million), (ii) an decrease in accounts receivable of RMB654.0 million (US$94.8 million), (iii) a decrease in amount due from related parties of RMB211.1 million (US$30.6 million) and (iv) an increase of advances from customers and deferred revenue of RMB73.9 million (US$10.7 million).

Net cash used in operating activities was RMB279.1 million in 2021, primarily due to net loss of RMB1,240.2 million, adjusted for (i) allowance for doubtful accounts of RMB249.1 million and (ii) share-based compensation of RMB200.2 million. Changes in assets and liabilities primarily consisted of (i) a decrease in accrued liabilities and other current liabilities of RMB593.1 million, (ii) an increase in accounts receivable of RMB282.3 million, (iii) a decrease in prepayments and other current assets of RMB195.4 million, (iv) a decrease in accounts payable of RMB135.2 million and (v) a decrease in amount due from related parties of RMB123.7 million.

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

Investing Activities

Net cash provided by investing activities was RMB267.6 million (US$38.8 million) in 2022, which was primarily due to (i) proceeds from sales and maturity of short-term investments of RMB292.5 million (US$42.4 million) and (ii) proceeds from disposal of property and equipment of RMB1.4 million (US$0.2 million).

Net cash provided by investing activities was RMB75.5 million in 2021, which was primarily due to proceeds from sales and maturity of short-term investments of RMB982.0 million, partially offset by purchase of short-term investments of RMB899.8 million.

Net cash provided by investing activities was RMB782.5 million in 2020, which was primarily due to proceeds from maturity of short-term investments of RMB2,173.6 million, partially offset by (i) purchase of short-term investments of RMB1,271.8 million, (ii) purchase of long-term investment of RMB106.3 million and (iii) purchase of property and equipment mainly comprising investments in information technology infrastructure of RMB6.2 million.

Financing Activities

Net cash used in financing activities was RMB20.0 million (US$2.9 million) in 2022, which was primarily attributable to repayments of bank borrowings of RMB20.0 million (US$2.9 million).

Net cash used in financing activities was RMB66.1 million in 2021, which was primarily due to (i) repayments of bank borrowings of RMB70.0 million and (ii) repayment of borrowings from a related party of RMB13.0 million, partially offset by proceeds from bank borrowings of RMB20.0 million.

Net cash provided by financing activities was RMB307.7 million in 2020, which was primarily attributable to proceeds from issuance of Series C Convertible redeemable Preferred Shares of Fun Literature Limited, net of issuance costs, of RMB360.6 million, partially offset by repurchase of Series B Convertible redeemable Preferred Shares of Fun Literature Limited for an aggregate amount of RMB135.7 million.

Capital Expenditures

The Group made capital expenditures of RMB7.7 million and RMB7.0 thousand (US$1.0 thousand) in 2021 and 2022, respectively. The Group’s capital expenditures were mainly used for purchase of property and equipment and purchase of intangible assets. The decrease in capital expenditures from 2021 to 2022 was primarily due to the Group’s efforts to reduce costs.

Commitments

The following table sets forth the Group’s contractual obligations as of December 31, 2022:

	Payment due by period
	Total		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

	RMB	US$	RMB

	(in thousands)
Operating lease obligations	23,379	3,390	15,526	7,853	—	—
Content fee	11,000	1,595	11,000	—	—	—
Capital and other commitments	188	27	188

Total	34,567	5,012	26,714	7,853	—	—

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

The Group’s research and development expenses were RMB947.9 million, RMB551.6 million and RMB184.6 million (US$26.8 million) in 2020, 2021 and 2022, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material effect on the Group’s total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Estimates.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Eric Siliang Tan	43	Co-founder, chairman, chief executive officer and interim chief financial officer
Jianfei Dong	41	Director and co-president
Oliver Yucheng Chen	44	Director
Sihui Chen	38	Co-founder and chief operating officer
Zhiliang Wang	39	Co-founder and chief technology officer

Mr. Eric Siliang Tan is our co-founder, chairman of our board of directors, chief executive officer and interim chief financial officer. Mr. Tan has more than 16 years of experience in the Internet industry and serial entrepreneurship experiences. Mr. Tan served as chief executive officer of AdIn Media (Shanghai) Co., Ltd. from 2013 to 2018, an advertising technology company he founded in 2013, which was acquired in 2015 by Wutong Holding Group Co., Ltd., a company listed on Shenzhen Stock Exchange. Prior to that, Mr. Tan was head of advertising solutions of Shanghai Shengyue Advertising Co., Ltd., a subsidiary of SNDA Interactive Entertainment Limited from 2010 to 2013, in charge of developing open Internet advertising platforms. Previously, Mr. Tan served at Wealink.com, an Internet recruiting company, as chief technology officer from 2008 to 2009, and at 51.com, an online game company, as an engineering manager in 2008. Mr. Tan worked at Yahoo! China, with his last position as a senior engineer, from 2006 to 2008. Mr. Tan graduated from Tsinghua University with a bachelor of engineering degree in automation in 2002. Mr. Tan graduated from Chinese Academy of Sciences with a master of engineering degree in artificial intelligence in 2006.

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

The business address for all of our executive officers and directors is Building No. 2, Shanghai Pudong Software Park, 519 Yi De Road, Pudong New Area, Shanghai, 200124, People’s Republic of China.

B.	Compensation

Compensation

In 2022, we paid aggregate cash compensation of approximately RMB4.2 million (US$0.6 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the Group VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers and will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Each executive officer has agreed to hold, both during and within two years after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all rights, titles and interests in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

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

As of the date of this annual report, equity-based awards with respect to 6,041,461 Class A ordinary shares have been granted and were outstanding under the equity incentive plan (including equity-based awards previously granted under the 2017 equity incentive plan and the 2018 equity incentive plan).

Administration

The equity incentive plan will be administered by our board of directors or any member(s) of the board of directors or officer(s) who have been delegated any authority pursuant to the equity incentive plan. The plan administrator is authorized to interpret the plan and to determine the provisions of each award, including the number of shares covered, the type of award, the exercise price, if applicable, and the vesting schedule. In addition, the plan administrator may (i) select the recipients of awards, (ii) prescribe the forms of award agreements and amend any award agreement (subject to certain limitations), (iii) allow a participant to satisfy minimum tax withholding obligations by withholding shares to be issued pursuant to an award and (iv) make other decisions and determinations as provided in the equity incentive plan.

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

Granted Options (including options previously granted under our 2017 equity incentive plan and 2018 equity incentive plan.

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

Our board of directors consists of three directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so, his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the board of directors. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We are not subject to listing requirements of any national securities exchange and, as a result, we are not at this time required to have any “independent directors” on our board. On May 11, 2023, both of our independent directors resigned due to personal reasons. Following such resignation, our board of directors resolved to dissolve our audit, compensation and nominating and corporate governance committees on May 12, 2023. The functions that would have been performed by such committees are performed by our board of directors instead. The board is of the opinion that such committees are not necessary since the functions of such committees can be performed by the board of directors. For risks relating to lack of independent directors, see “Item 3. Key Information — D. Risk Factors — Risks Relating the ADSs — There are no independent directors on our board, which may create a potential conflict of interest.”

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;

•	representing our company in contracts and deals;

•	appointing attorneys for our company;

•	selecting senior management;

•	providing employee benefits and pension;

•	managing our company’s finance and bank accounts;

•	exercising the borrowing powers of our company and mortgaging the property of our company;

•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association; and

•	exercising the functions that would have been performed by audit committee, compensation committee and nominating and corporate governance committee.

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

As of December 31, 2020, 2021 and 2022, the Group had a total of 1,704, 1,110 and 427 employees, respectively. The following table sets forth the breakdown of the Group’s employees as of December 31, 2022 by function:

Function	Number of Employees	% of Total
Content management	101	23.7
Technology and product development	186	43.6
Sales, customer service and marketing	58	13.6
General administration	82	19.2

Total	427	100.0

The Group’s employees are based in Shanghai, Beijing, Wuhu City in Anhui Province and Hainan, respectively. We believe the Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative and meritocracy. As a result, the Group has generally been able to attract and retain qualified personnel and maintain a stable core management team. The Group plans to hire additional experienced and talented employees in areas such as content management and research and development as it expands its business.

As required by PRC regulations, the Group participates in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. In addition, the Group purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of its employees. The Group enters into standard labor, confidentiality and non-compete agreements with its employees.

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

For the purpose of the table below that sets forth information as to the beneficial ownership of our ordinary shares, the total number of ordinary shares issued and outstanding as of the date of this annual report is 79,867,211, comprising 46,920,018 Class A ordinary shares and 32,937,193 Class B ordinary shares. The 46,920,018 Class A ordinary shares issued and outstanding include 3,876,500 Class A ordinary shares held by an equity incentive trust, Qu World Limited. Although these shares are legally issued and outstanding, they are accounted for as treasury shares and as a result, are not deemed as outstanding from an accounting perspective. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee of our equity incentive trusts will transfer the ordinary shares underlying the relevant equity awards to such grant recipient.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of total ordinary shares	Percentage of aggregate voting power***
Directors and Executive Officers:**
Eric Siliang Tan(1)	—	27,123,442	34.0%	72.1%
Lei Li(2)	—	5,813,751	7.3%	15.5%
Zhiliang Wang(5)	1,852,965	—	2.3%	0.5%
Sihui Chen	*	—	*	—
Oliver Yucheng Chen	—	—	—	—

Directors and Executive Officers as a Group	2,940,620	32,937,193	45.4%	88.4%

Principal Shareholders
Innotech Group Holdings Ltd.(1)	—	27,123,442	34.0%	72.1%
News List Ltd.(2)	—	5,813,751	7.3%	15.5%
Qu World Limited(3)	3,876,500	—	4.9%	—
Mount McKinley Investment Limited(4)	3,343,245	—	4.2%	0.9%

*	Less than 1% of our outstanding shares.
**	The business address for our directors and executive officers is Building No. 2, Shanghai Pudong Software Park, 519 Yi De Road, Pudong New Area, Shanghai, 200124, People’s Republic of China.
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

(3)

Represents 3,876,500 Class A ordinary shares held by Qu World Limited, a limited liability company established in the British Virgin Islands, as a nominee of our equity incentive trust. Qu World Limited is wholly owned by The Core Trust Company Limited, a trust company established in Hong Kong that acts as the trustee of our equity incentive trust. The registered address of Qu World Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The trust deed for our equity incentive trust provides that the trustee shall not have any voting power in relation to the 3,876,500 Class A ordinary shares held by Qu World Limited.

(4)

Represents 3,343,245 Class A ordinary shares in the form of 1,337,298 ADSs held by Mount McKinley Investment Limited, a company incorporated in the British Virgin Islands, as reported in Amendment No. 1 to the Schedule 13G filed on February 11, 2022, which accounts for 4.2% of the outstanding Class A ordinary shares as of the date of this annual report. Mount McKinley Investment Limited is a wholly-owned subsidiary of Tencent Holdings Limited, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange. The registered address of Mount McKinley Investment Limited is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of Tencent Holdings Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(5)

Represents 1,852,965 Class A ordinary shares issuable to Mr. Zhiliang Wang upon exercise of the share options granted under our equity incentive plan that have vested or are expected to vest within 60 days from the date of this annual report.

The trustee of our equity incentive trusts does not have any voting power in relation to the 3,876,500 Class A ordinary shares held by Qu World Limited. In addition, The Bank of New York Mellon, the depositary bank of our ADR program, does not have voting power over the 3,145,390 Class A ordinary shares it holds that are reserved for equity awards granted under our equity incentive plan. As such, 69,835,321 of the 76,857,211 ordinary shares issued and outstanding as of the date of this annual report have voting power.

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

As of the date of this annual report, a total of 43,043,510 Class A ordinary shares are held by one record holder in the United States, The Bank of New York Mellon, the depositary bank of our ADR program, which represents approximately 53.9% of our total outstanding shares. None of our outstanding Class B ordinary shares is held by record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Transactions with Companies Controlled by or Affiliated with Mr. Tan

The Group provided advertising and marketing services to several companies controlled by Mr. Eric Siliang Tan, mainly Shanghai Tujin Internet Technology Co., Ltd., or Shanghai Tujin, and charged service fees of RMB250.9 million, RMB40.3 million and nil in the fiscal years ended December 31, 2020, 2021 and 2022, respectively. The advertising and marketing services were provided to help promote these companies’ mobile applications, which were developed in late 2018. As of December 31, 2021 and 2022, amount due from such related parties was RMB259.9 million and RMB48.8 million (US$7.1 million), respectively. As of December 31, 2021, the amount due from such related parties was comprised of RMB246.5 million, which pertained to accounts receivable from related parties revenues generated, whereas the remaining RMB13.4 million was related to accounts receivable from an entity that was deconsolidated during 2021 and became a related party. As of December 31, 2022, the amount due from such related parties was RMB48.8 million (US$7.1 million). Although the settlement of the remaining receivables may be after the due date, as these companies are under the common control of our founder and they have demonstrated an ability to continuously pay off their balances, we did not view this delay in payment as a sign of collectability risk.

The Group entered into a cost-per-impression (CPM) arrangement for advertisement placement by the Group’s advertising customers with Shanghai Mengjia Internet Technology Co., Ltd., or Shanghai Mengjia, and Shanghai Tujin, which are media platforms controlled by Mr. Eric Siliang Tan, in 2019. The total service fee charged by Shanghai Mengjia and Shanghai Tujin amounted to RMB29.2 million, RMB103.3 million and RMB16.7 million (US$2.4 million) for the fiscal years ended December 31, 2020, 2021 and 2022, respectively.

The Group entered into a game cooperation agreement with Shanghai Ruiti Internet Technology Co., Ltd., or Shanghai Ruiti, a game developing company in which Mr. Eric Siliang Tan’s controlled entity has significant influence on. The total service fee the Group paid to Shanghai Ruiti in relation to the arrangement amounted to RMB1.8 million, RMB11.0 thousand and nil for the fiscal years ended December 31, 2020, 2021 and 2022, respectively. The investment in this company was fully impaired as of December 31, 2022.

As of December 31, 2021 and 2022, amount due to the related parties in relation to the CPM arrangement and game cooperation was RMB6.9 million and RMB0.6 million (US$0.09 million), respectively.

In addition, Shanghai Tujin also provided advertising and marketing-related promotion services to the Group. For the years ended December 31, 2020, 2021 and 2022, the service fees charged from such related parties amounted to RMB4.2 million, RMB15.8 million and nil, respectively.

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

Legal and Administrative Proceedings

In re Qutoutiao Inc. Securities Litigation, 1:20-cv-06707 (SHS) (SDNY)

On August 20, 2020, we and certain of our current and former directors and officers were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York. This action is brought on behalf of a putative class of persons who purchased or acquired our securities pursuant or traceable to our September 2018 initial public offering or April 2019 secondary public offering, or otherwise acquired our securities between September 14, 2018 and December 16, 2020 (the “Putative Class Period”). The complaint alleges violations of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder based on alleged materially false or misleading statements or omissions in offering documents and/or issued throughout the Putative Class Period. Lead Plaintiff was appointed, and a consolidated amended complaint was filed on January 15, 2021. We filed a motion to dismiss such amended complaint on March 16, 2021. Lead Plaintiff filed an opposition to the motion on May 17, 2021, and we filed a reply on July 1, 2021. A decision on the motion is pending. It is premature at this stage of the litigation to evaluate the likelihood of a favorable or unfavorable outcome.

Lawsuit Relating to Advertisements on Our Online Platform

In October 2022, one of our material subsidiaries and one of the Key VIEs were ordered by a local district court in China to pay fines in an aggregate amount of approximately RMB82.8 million (US$12.0 million) in connection with alleged fraudulent advertisements that certain advertising customer of the Group placed on the Group’s online platform. On November 9, 2022, we appealed the judgment to the local appellate court, which upheld the rulings on December 9, 2022. As of the date of this annual report, we have paid off the fines.

Our then audit committee engaged an external legal counsel, Hui Ye Law Firm, to conduct an internal investigation into the compliance of our advertising business during the occurrence of this incident. According to the internal investigation, we have proper policies and procedures in place to screen the advertisements placed on our online platform in order to comply with applicable laws and regulations. We plan to continue to undertake measures to improve the compliance of our advertising business, including to enhance the implementation of relevant policies and procedures on advertisement screening and to strengthen the training and supervision of our employees to minimize employee misconduct.

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

Dividend Policy

Since our inception, we have not declared or paid any dividends on our shares. We do not have any present plan to pay any dividends on our Class A ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

Our ADSs had been listed on the NASDAQ Global Select Market since September 14, 2018 under the symbol “QTT.” On December 10, 2021, we effected a change of the ratio of our ADSs to Class A ordinary shares from the then ADS ratio of four (4) ADSs to one (1) Class A ordinary share to a new ADS ratio of two (2) ADS representing five (5) Class A ordinary shares. We received a delisting notice from Nasdaq on March 14, 2023. On April 12, 2023, the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting with the SEC to delist us from Nasdaq, and the delisting became effective 10 days after filing the Form 25.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs had been listed on the NASDAQ Global Select Market since September 14, 2018 under the symbol “QTT.” On December 10, 2021, we effected a change of the ratio of our ADSs to Class A ordinary shares from the then ADS ratio of four (4) ADSs to one (1) Class A ordinary share to a new ADS ratio of two (2) ADS representing five (5) Class A ordinary shares.

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

See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations on Foreign Exchange.”

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations, and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs and Class A ordinary shares. Stamp duties may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

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

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, as well as the current income tax treaty between the United States and the PRC (the “Treaty”). Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer or broker in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock by vote or value;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•

a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	a person whose “functional currency” is not the U.S. dollar.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

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

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, withdrawals of Class A ordinary shares from our ADS facility, or deposits of Class A ordinary shares in exchange for ADSs, will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect potential PRC withholding taxes, as discussed above under “— People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your tax basis in the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable conditions and limitations (including a minimum holding period requirement), certain dividends received by non-corporate United States investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. Subject to the discussion below of foreign corporations eligible for certain treaty benefits, a foreign corporation generally is treated as a qualified foreign corporation only with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our Class A ordinary shares are not listed on an established securities market in the United States and our ADSs have been delisted from Nasdaq. Therefore, we believe that any dividends that we pay are not currently eligible for these reduced tax rates, although any dividends we pay on our ADSs would be potentially eligible for these reduced tax rates if our ADSs are relisted on Nasdaq. A qualified foreign corporation also generally includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the modified Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares or ADSs would be potentially eligible for reduced rates of taxation. See “— People’s Republic of China Taxation” above. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In addition, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year (see “— Passive Foreign Investment Company” below).

Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, recently issued Treasury regulations (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. In addition, any PRC withholding taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable rate under the Treaty. Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year, although there can be no assurance in this regard.

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

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs. In this regard, the market value of our ADSs has been volatile and has recently declined significantly. Any further decline in the market value of our ADSs may increase the risk that we are a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

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

In lieu of being subject to the special tax rules discussed above, holders of “marketable stock” would be able to make a mark-to-market election. The ADSs or Class A ordinary shares generally would be treated as marketable stock if the ADSs or Class A ordinary shares, as applicable, were regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). However, our Class A ordinary shares are not listed on a qualified exchange or other market, and our ADSs have been delisted from Nasdaq (which does constitute a qualified exchange for these purposes). Therefore, unless our ADSs are relisted on Nasdaq, you generally will not be eligible to make a mark-to-market election. You are urged to consult your own tax advisor about the possible availability and effect of a mark-to-market election in the event that our ADSs are relisted, as well as regarding any election that you may wish to make with respect to the ADSs for a prior taxable year for which the election may have been available because the ADSs were listed on Nasdaq.

Alternatively, U.S. taxpayers can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. A mark-to-market election cannot be made for any lower-tier PFICs. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file Internal Revenue Service (“IRS”) Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares, both as determined in U.S. dollars. Subject to the discussion under “— Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may be able to elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, if you do not elect to treat any gain as PRC source gain under the Treaty, any PRC tax imposed on such gain would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares. You are urged to consult your tax advisors regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

You may be required to report information to the IRS relating to an interest in “specified foreign financial assets,” including our ADSs or Class A ordinary shares, subject to certain asset value thresholds and subject to certain exceptions (including an exception for shares held in a custodial account maintained with a United States financial institution). You may also be subject to penalties if you are required to submit information to the IRS and fail to do so.

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

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

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website. Our filings are also available on our website at http://www.Qutoutiao.net. The information on our website, however, is not, and should not be deemed to be a part of this annual report.

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

J.    Annual Report to Security Holders

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of the Group’s revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company and our Hong Kong subsidiary is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the Group VIEs and their subsidiaries is the Renminbi. The Group uses Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. The Group recorded a loss in foreign currency translation adjustment, net of RMB102 million in 2020, RMB45 million in 2021 and RMB232 million (US$34 million) in 2022.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Inflation

Since its inception, inflation in China has not materially affected the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2020, 2021 and 2022 were increases of 2.5%, 0.9% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

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

Payments by Depositary

We did not receive any payment from The Bank of New York Mellon, the depositary bank for our ADR program, in 2022.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2022. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that, as of December 31, 2022, our existing disclosure controls and procedures were ineffective due to the material weakness in internal control over financial reporting identified in “— Management’s Annual Report on Internal Control over Financial Reporting” below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established within the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2022, our internal control over financial reporting was ineffective due to the material weakness identified below.

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

To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that material weakness in our internal control over financial reporting had not been corrected as of December 31, 2022.

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2022, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Since our board of directors resolved to dissolve the audit committee on May 12, 2023, it does not currently have any audit committee member who qualifies as an “audit committee financial expert” as defined in Item 16A of the instruction to Form 20-F. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly burdensome and is not warranted considering our current scale.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and Shandong Haoxin Certified Public Accountants Co., Ltd., our independent public accountants for the periods indicated. We did not pay any other fees to our auditors during the years indicated below.

	For the Year Ended December 31,
	2021	2022

	(In thousands of US dollars)
Audit Fees(1)	1,177	814
Tax Fees (2)	—	—
All Other Fees	—	—

Total	1,177	814

(1)

“Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements.

(2)	“Tax fees” represents the aggregate fees for professional services rendered by our principal auditors for tax compliance.

The policy of our board of directors is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit services, audit-related services and other services as described above. All of the services of PricewaterhouseCoopers Zhong Tian LLP for the year ended December 31, 2021 and 2022, and Shandong Haoxin Certified Public Accountants Co., Ltd. for the year ended December 31, 2022 described above were in accordance with the pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 3, 2023, our then audit committee and board of directors dismissed PricewaterhouseCoopers Zhong Tian LLP, or PwC, as our independent registered public accounting firm. Effective from January 17, 2023, our then audit committee and board of directors appointed Shandong Haoxin Certified Public Accountants Co., Ltd., or Shandong Haoxin, as our independent registered public accounting firm for the fiscal year ended December 31, 2022.

PwC’s audit reports on the Group’s consolidated financial statements as of and for the years ended December 31, 2020 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle, except that PwC’s audit report on the Group’s consolidated financial statements as of and for the year ended December 31, 2020 issued on March 26, 2021 was modified to contain an emphasis-of-matter paragraph regarding a significant impact on our liquidity due to the maturity of our convertible loan of US$171.1 million (RMB1,147 million) on April 4, 2022; and PwC’s audit report on the Group’s consolidated financial statements as of and for the year ended December 31, 2021 issued on May 2, 2022 was modified to contain a required additional paragraph due to there being substantial doubt about our ability to continue as a going concern.

During our two most recent fiscal years ended December 31, 2021, and through the subsequent interim period through January 3, 2023, there were (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between us and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference thereto in their reports on the financial statements for such years, and (ii) no “reportable events” (as set forth in Item 16F(a)(1)(v) of Form 20-F) other than the material weakness in internal control reported by management in Item 15 of our Form 20-F filed with the SEC for the years ended December 31, 2020 and 2021. The material weakness disclosed in both annual reports relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

During our two most recent fiscal years ended December 31, 2021 and the subsequent interim period through January 17, 2023, neither we nor anyone acting on our behalf consulted with Shandong Haoxin regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us by Shandong Haoxin which Shandong Haoxin concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement as that term is defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as that term is described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to PwC and requested that PwC furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of PwC’s letter dated May 12, 2023 is attached herewith as Exhibit 16.1.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

For the fiscal year ended December 31, 2021, PricewaterhouseCoopers Zhong Tian LLP, which was a registered public accounting firm that the PCAOB determined in December 2021 that it was unable to inspect or investigate completely because of the positions taken by the PRC authorities, issued an audit report for us, and such audit report was included in our annual report on Form 20-F for the fiscal year ended December 31, 2021. On June 1, 2022, we were conclusively identified by the SEC as an SEC-identified issuer pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)). The PCAOB vacated its 2021 determinations in December 2022, and as a result, neither PricewaterhouseCoopers Zhong Tian LLP, our independent public accountant for the year ended December 31, 2021, nor Shandong Haoxin Certified Public Accountants Co., Ltd., our independent public accountant for the year ended December 31, 2022, is a registered public accounting firm that the PCAOB determines it is unable to inspect or investigate completely because of the positions taken by an authority in any foreign jurisdiction.

Our company is incorporated in the Cayman Islands. The Group VIEs and other operating entities being consolidated in our financial statements, or our consolidated foreign operating entities, are incorporated or otherwise organized in the PRC. To the best of our knowledge, no governmental entity in the PRC or the Cayman Islands owns any shares of our company or any of our consolidated foreign operating entities.

To the best of our knowledge, no governmental entity in the PRC (i.e., the applicable foreign jurisdiction with respect to PricewaterhouseCoopers Zhong Tian LLP and Shandong Haoxin Certified Public Accountants Co., Ltd.) has a controlling financial interest with respect to our company or any of our consolidated foreign operating entities.

No member of the board of directors of our company or any of our consolidated foreign operating entities is any official of the Chinese Communist Party.

Neither the memorandum and articles of association of our company nor the articles of incorporation (or equivalent organizing document) of our consolidated foreign operating entities contains any charter of the Chinese Communist Party.

ITEM 16J.	INSIDER TRADING POLICIES

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Qutoutiao Inc., its subsidiaries and the Group VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (1) to the registration statement on Form F-6 (File No. 333-227181), as amended, filed with the Securities and Exchange Commission on September 4, 2018)

2.2	Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

2.3	Form of Deposit Agreement among the Registrant and The Bank of New York Mellon, as depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (1) to the registration statement on Form F-6 (File No. 333-227181), as amended, filed with the Securities and Exchange Commission on September 4, 2018)

Exhibit Number	Description of Document

2.4	Description of Rights of Each Class of Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.3	Equity Interest Pledge Agreement by and among Shanghai Quyun Internet Technology Co., Ltd. (“Shanghai Quyun”), Shanghai Jifen Culture Communications Co., Ltd. (“Shanghai Jifen”) and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.4	Voting Rights Proxy Agreement by and among Shanghai Quyun, Shanghai Jifen and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.5	Exclusive Technology and Consulting Service Agreement by and between Shanghai Quyun and Shanghai Jifen (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.6	Exclusive Option Agreement by and among Shanghai Quyun, Shanghai Jifen and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.7	Loan Agreement by and among Shanghai Quyun and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.8	Qutoutiao Inc. Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (Registration No. 333-229673), filed with the Securities and Exchange Commission on February 14, 2019)

4.9	Series B1 Preferred Share Purchase Agreement, dated March 4, 2018, by and among Image Flag Investment (HK) Limited, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

Exhibit Number	Description of Document

4.10	Series B2 Preferred Share Purchase Agreement, dated March 8, 2018, by and among several investors, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.11	Trust Deed dated February 26, 2018 among the Registrant, The Core Trust Company Limited, as trustee, and Qu World Limited and QFUN Limited, each as a nominee (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.12	Baidu Alliance Membership Registration Agreement (English Translation) (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.13	Series B3 Preferred Share Purchase Agreement, dated April 19, 2018, by and among several investors, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.14	Series C1 Preferred Share Purchase Agreement, dated August 17, 2018, by and among Shimmering Investment (BVI) Ltd., the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.15	Series C1 Preferred Share Purchase Agreement, dated August 17, 2018, by and among CG Partners Opportunity Fund SP, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.16	Supplementary Agreement to Series C1 Preferred Share Purchase Agreement, dated September 4, 2018, by and among Shimmering Horizon L.P., the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.17	Series C2 Preferred Share Purchase Agreement, dated August 27, 2018, by and among Shanghai Pengpai Online Network Technology Co., Ltd., the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.18	Strategic Cooperation Framework Agreement, dated August 27, 2018, by and between Shanghai Dongfang Newspaper Co., Ltd. and Shanghai Jifen (English Translation) (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.19	Supplementary Agreement to Series C1 Preferred Share Purchase Agreement, dated September 11, 2018, by and among CG Partners Opportunity Fund SP, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

Exhibit Number	Description of Document

4.20	Equity Interest Pledge Agreement by and among Shanghai Zhicao Information Technology Co., Ltd. (“Shanghai Zhicao”), Shanghai Big Rhinoceros Horn Information Technology, Co., Ltd. (“Big Rhinoceros Horn”) and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.21	Voting Rights Proxy Agreement by and among Shanghai Zhicao, Big Rhinoceros Horn and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.22	Exclusive Technology and Consulting Service Agreement by and between Shanghai Zhicao and Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.23	Exclusive Option Agreement by and among Shanghai Zhicao, Big Rhinoceros Horn and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.24	Loan Agreement by and among Shanghai Zhicao and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.25	Convertible Loan Agreement, dated March 28, 2019, by and between the Registrant and Alibaba Investment Limited (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.25A	Third Supplemental Agreement to the Convertible Loan Agreement, dated April 29, 2022, by and between the Registrant and Alibaba Investment Limited. (incorporated herein by reference to Exhibit 4.25A to the annual report on Form 20-F for the fiscal year ended December 31, 2021)

4.26	Series B Preferred Share Purchase Agreement, dated September 24, 2019, by and among Fun Literature Limited, Fun Literature (HK) Limited, Shanghai Zhicao, Big Rhinoceros Horn, Qutoutiao Inc. and CMC Rocket Holdings Limited (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.27	Share Pledge Agreement, dated September 29, 2019, by and among Shanghai Quyun, Anhui Zhangduan Internet Technology Co., Ltd. (“Anhui Zhangduan”) and each shareholder of Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.28	Voting Rights Proxy Agreement, dated September 29, 2019, by and among Shanghai Quyun, Anhui Zhangduan and each shareholder of Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

Exhibit Number	Description of Document

4.29	Exclusive Technical and Consulting Service Agreement, dated September 29, 2019, by and between Shanghai Quyun and Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.30	Exclusive Option Agreement, dated September 29, 2019, by and among Shanghai Quyun, Anhui Zhangduan and each shareholder of Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.31	Loan Agreement, dated September 29, 2019, by and among Shanghai Quyun and each shareholder of Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.32	Share Pledge Agreement, dated January 1, 2019, by and among Shanghai Quyun, Shanghai DragonS Information Technology, Co., Ltd. (“DragonS Information”) and each shareholder of DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.33	Voting Rights Proxy Agreement, dated January 1, 2019, by and among Shanghai Quyun, DragonS Information and each shareholder of DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.34	Exclusive Technical and Consulting Service Agreement, dated January 1, 2019, by and between Shanghai Quyun and DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.35	Exclusive Option Agreement, dated January 1, 2019, by and among Shanghai Quyun, DragonS Information and each shareholder of DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.36	Loan Agreement, dated January 1, 2019, by and among Shanghai Quyun and each shareholder of DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

12.1*	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

15.1*	Consent of Shandong Haoxin Certified Public Accountants Co., Ltd.

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.3*	Consent of King & Wood Mallesons

15.4**	Certification by the Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F

16.1*	Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith
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

QUTOUTIAO INC.

By:	/s/ Eric Siliang Tan
Name:	Eric Siliang Tan
Title:	Chairman, Chief Executive Officer and Interim Chief Financial Officer

Date: May 12, 2023

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Qutoutiao Inc.
Opinion on the Financial Statements
We have audited the consolidated balance sheet of Qutoutiao Inc. and its subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) (not presented herein) to the consolidated financial statements appearing in the Company’s 2021 annual report on Form 20-F, facts and circumstances including accumulated and recurring losses from operations, net cash used in operating activities, negative working capital as of December 31, 2021, and uncertainties on the repayment of a convertible loan raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a) (not presented herein). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
May 2, 2022
We served as the Company’s auditor from 2017 to 2022.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Qutoutiao Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Qutoutiao Inc. and its subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows for the year ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31,2022, and the results of its operations and its cash flows for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming
that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, facts and circumstances including accumulated and recurring losses from operations, net cash used in operating activities, negative working capital as of December 31, 2022, and uncertainties on the repayment of a Convertible Loan raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.
We have served as the Company’s auditor since 2023.
Weifang, People’s Republic of China
May 12, 2023

QUTOUTIAO INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2021 and 2022
(All amounts in RMB thousands, except share data, or otherwise noted)

			As of
	Note		December 31, 2021	December 31, 2022
			RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	5		240,351	122,801	17,804
Restricted cash	2	(h)	75,482	7,600	1,102
Short-term investments	6		343,017	26,402	3,828
Accounts receivable, net	7		770,919	117,409	17,023
Amounts due from related parties	22		259,863	48,802	7,076
Prepayments and other current assets	8		172,877	158,811	23,025

Total current assets			1,862,509	481,825	69,858

Non-current assets:
Property and equipment, net	9		12,861	5,013	727
Right-of-use assets, net	11		26,342	21,879	3,172
Intangible assets	10		165,270	62,649	9,083
Goodwill			7,268	7,268	1,054
Long-term investments	6		1,416	—	—
Other non-current assets	8		4,809	2,902	421

Total non-current assets			217,966	99,711	14,457

Total assets			2,080,475	581,536	84,315

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
(including current liabilities of the consolidated variable interest entity(“VIEs”) and its subsidiaries without recourse to the Company amounting to RMB1,902,280 and RMB811,303 as of December 31, 2021 and December 31, 2022, respectively):

Short-term borrowings	2	(p)	20,000	—	—
Accounts payable			313,768	394,994	57,269
Amounts due to a related party	22		6,928	592	86
Registered users’ loyalty payable	2	(w)	61,691	29,773	4,317
Advance from customers and deferred revenue			122,597	48,706	7,062
Salary and welfare payable			65,987	59,561	8,636
Tax payable	12		43,879	40,474	5,868
Lease liabilities, current	11		11,897	15,083	2,187
Accrued liabilities related to users’ loyalty programs	2	(w)	99,360	64,589	9,365
Accrued liabilities and other current liabilities	13		1,334,603	336,262	48,752
Convertible loan	14		1,182,963	1,746,188	253,173

Total current liabilities			3,263,673	2,736,222	396,715

		As of
	Note	December 31, 2021	December 31, 2022
		RMB	RMB	US$ (Note 2(e))
Non-current
liabilities:
(including
non-current
liabilities of the consolidated variable interest entity(“VIEs”) and its subsidiaries without recourse to the Company amounting to RMB15,985 and RMB7,599, as of December 31, 2021 and December 31, 2022, respectively)

Other non-current liabilities	13	1,733	—	—
Lease liabilities, non-current	11	15,985	7,599	1,102
Deferred tax liabilities	18	16,422	14,019	2,033

Total non-current liabilities		34,140	21,618	3,135

Total liabilities		3,297,813	2,757,840	399,850

Commitments and contingencies	24
Mezzanine equity:
Redeemable non-controlling interests	21	1,172,218	1,414,435	205,074

Shareholders’ deficit:
Class A ordinary shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2021 and 2022; 42,812,245 shares issued as of December 31, 2021 and 2022; 38,370,892 and 38,726,637 shares outstanding as of December 31, 2021 and 2022)	15	26	26	4
Class B ordinary shares (US$0.0001 par value; 34,248,442 shares authorized as of December 31, 2021 and 2022; 32,937,193 shares issued and outstanding as of December 31, 2021 and 2022)	15	24	24	3
Additional paid-in capital		4,979,353	5,049,458	732,103
Treasury stock (US$0.0001 par value; 4,441,353 and 4,085,608 shares as of December 31, 2021 and 2022, respectively)		(142,229)	(142,229)	(20,621)
Accumulated other comprehensive income		129,010	(102,834)	(14,911)
Accumulated deficit		(7,355,740)	(8,395,184)	(1,217,187)
Total Qutoutiao Inc. shareholders’ deficit		(2,389,556)	(3,590,739)	(520,609)

Total liabilities, mezzanine equity and shareholders’ deficit		2,080,475	581,536	84,315

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended December 31, 2020, 2021 and 2022
(All amounts in RMB thousands, except share data, or otherwise noted)

			Year ended December 31,
	Note		2020	2021	2022
			RMB	RMB	RMB	US$(Note 2(e))
Advertising and marketing revenue			4,795,960	4,050,120	836,926	121,343
Advertising and marketing revenue- related parties	22		250,875	40,263	2,451	355
Other revenue			238,360	249,220	243,668	35,328

Net revenues			5,285,195	4,339,603	1,083,045	157,026
Cost of revenues			(1,643,365)	(1,068,340)	(548,043)	(79,459)
Cost of revenues-related parties	22		(31,051)	(103,286)	(14,564)	(2,112)

Gross profit			3,610,779	3,167,977	520,438	75,455

Operating expenses:
Research and development expenses	2	(t)	(947,871)	(551,612)	(184,604)	(26,765)
Sales and marketing expenses	2	(u)	(3,377,368)	(3,467,933)	(552,771)	(80,144)
Sales and marketing expenses-related parties	22		(4,192)	(15,840)	(7,945)	(1,152)
General and administrative expenses	2	(v)	(392,816)	(431,913)	(155,445)	(22,537)

Total operating expenses			(4,722,247)	(4,467,298)	(900,765)	(130,598)

Other operating income	19		79,299	106,098	61,829	8,964

Loss from operations			(1,032,169)	(1,193,223)	(318,498)	(46,179)

Interest income	5, 6		10,419	3,174	1,370	199
Interest expense	14		(38,143)	(35,477)	(468,612)	(67,942)
Foreign exchange related gains/(loss), net			(7,183)	(1)	(903)	(131)
Investment income/(loss) including impairment, net	6		(31,788)	(36,041)	(45,877)	(6,652)
Other income/(expenses), net	20		(7,310)	27,637	(81,879)	(11,872)

Loss before income taxes			(1,106,174)	(1,233,931)	(914,399)	(132,577)
Income tax benefit/(expense)	18		1,008	(3,050)	1,048	152
Equity in loss of affiliate companies	6		—	(3,195)	(1,416)	(205)

Net loss			(1,105,166)	(1,240,176)	(914,767)	(132,630)

Net loss attributable to non-controlling interests			727	559	—	—

Net loss attributable to Qutoutiao Inc.			(1,104,439)	(1,239,617)	(914,767)	(132,630)
Accretion to redemption value of convertible redeemable preferred shares of a subsidiary	21		(48,277)	(108,896)	(124,677)	(18,076)
Gains on repurchase of convertible redeemable preferred shares of a subsidiary	21		14,842	—	—	—

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders			(1,137,874)	(1,348,513)	(1,039,444)	(150,706)

Net loss			(1,105,166)	(1,240,176)	(914,767)	(132,630)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax			102,254	44,690	(231,844)	(33,614)

Total comprehensive loss			(1,002,912)	(1,195,486)	(1,146,611)	(166,244)

Comprehensive loss attributable to non-controlling interests			727	559	—	—

Comprehensive loss attributable to Qutoutiao Inc.			(1,002,185)	(1,194,927)	(1,146,611)	(166,244)

Net loss per share attributable to Qutoutiao Inc.’s ordinary shareholders
— Basic and diluted	23		(15.69)	(17.80)	(13.56)	(1.97)
Weighted average number of ordinary shares used in per share calculation:
— Basic and Diluted	23		72,513,077	75,767,532	76,629,816	76,629,816

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
For the Years Ended December 31, 2020, 2021 and 2022
(All amounts in RMB thousands, except share data, or otherwise noted)

	Outstanding ordinary shares		Additional paid-in capital	Treasury stocks		Accumulated other comprehensive income/(loss)				Total shareholders’ deficit
	Number of Shares	Amount		Number of Shares	Amount		Accumulated deficit	Statutory reserves	Non-controlling interests
Balance as of January 1, 2020	65,114,018	45	4,321,101	8,635,420	(142,229)	(17,935)	(4,862,464)	—	(3,862)	(705,344)

Cumulative effect of adoption of accounting standard	—	—	—	—	—	—	(6,889)	—	—	(6,889)
Share-based compensation expense (Note 18)	—		463,214	—	—	—	—	—	—	463,214
Accretion on Series A convertible redeemable preferred shares of a subsidiary (Note 21)	—	—	—	—	—	—	(13,509)	—	—	(13,509)
Accretion on Series B convertible redeemable preferred shares of a subsidiary (Note 21)	—	—	—	—	—	—	(33,187)	—	—	(33,187)
Accretion on Series C convertible redeemable preferred shares of a subsidiary (Note 21)	—	—	—	—	—	—	(1,580)	—	—	(1,580)
Gains on repurchase of Series B convertible redeemable preferred shares of a subsidiary (Note 21)	—	—	—	—	—	—	14,843	—	—	14,843
Exercise of share options	3,144,786	2	—	(1,144,786)	—	—	—	—	—	2
Net loss	—	—	—	—	—	—	(1,104,441)	—	(727)	(1,105,168)
Foreign currency translation	—	—	—	—	—	102,255	—	—	—	102,255

Balance as of December 31, 2020	68,258,804	47	4,784,315	7,490,634	(142,229)	84,320	(6,007,227)	—	(4,589)	(1,285,363)

QUTOUTIAO INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
For the Years Ended December 31, 2020, 2021 and 2022
(All amounts in RMB thousands, except share data, or otherwise noted)

	Outstanding ordinary shares		Additional paid-in capital	Treasury stocks		Accumulated other comprehensive income				Total shareholders’ deficit
	Number of Shares	Amount		Number of Shares	Amount		Accumulated deficit	Statutory reserves	Non-controlling interests
Balance as of January 1, 2021	68,258,804	47	4,784,315	7,490,634	(142,229)	84,320	(6,007,227)	—	(4,589)	(1,285,363)

Share-based compensation expense (Note 16)	—		200,186	—	—	—	—	—	—	200,186
Accretion on Series A convertible redeemable preferred shares of a subsidiary (Note 21)	—	—	—	—	—	—	(14,089)	—	—	(14,089)
Accretion on Series B convertible redeemable preferred shares of a subsidiary (Note 21)	—	—	—	—	—	—	(21,726)	—	—	(21,726)
Accretion on Series C convertible redeemable preferred shares of a subsidiary (Note 21)	—	—	—	—	—	—	(73,081)	—	—	(73,081)
Exercise of share options	3,049,281	3	—	(3,049,281)	—	—	—	—	—	3
Net loss	—	—	—	—	—	—	(1,239,617)	—	(559)	(1,240,176)
Foreign currency translation	—	—	—	—	—	44,690	—	—	—	44,690
Acquisition of remaining equity interest of a subsidiary from the non-controlling interests (Note 21)	—	—	(5,148)	—	—	—	—	—	5,148	—

Balance as of December 31, 2021	71,308,085	50	4,979,353	4,441,353	(142,229)	129,010	(7,355,740)	—	—	(2,389,556)

QUTOUTIAO INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
For the Years Ended December 31, 2020, 2021 and 2022
(All amounts in RMB thousands, except share data, or otherwise noted)

	Outstanding ordinary shares		Additional paid-in capital	Treasury stocks		Accumulated other comprehensive income		Total
	Number of Shares	Amount		Number of Shares	Amount		Accumulated deficit	shareholders’ deficit
Balance as of January 1, 2022	71,308,085	50	4,979,353	4,441,353	(142,229)	129,010	(7,355,740)	(2,389,556)

Share-based compensation expense (Note 16)	—	—	70,105	—	—	—	—	70,105
Accretion on Series A convertible redeemable preferred shares of a subsidiary (Note 21)	—	—	—	—	—	—	(15,947)	(15,947)
Accretion on Series B convertible redeemable preferred shares of a subsidiary (Note 21)	—	—	—	—	—	—	(24,918)	(24,918)
Accretion on Series C convertible redeemable preferred shares of a subsidiary (Note 21)	—	—	—	—	—	—	(83,812)	(83,812)
Exercise of share options	355,745	—	—	(355,745)	—	—	—	—
Net loss	—	—	—	—	—	—	(914,767)	(914,767)
Foreign currency translation	—	—	—	—	—	(231,844)	—	(231,844)

Balance as of December 31, 2022	71,663,830	50	5,049,458	4,085,608	(142,229)	(102,834)	(8,395,184)	(3,590,739)

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2020, 2021 and 2022
(All amounts in RMB thousands, except share data, or otherwise noted)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$(Note 2(e))
Cash flows from operating activities
Net loss	(1,105,166)	(1,240,176)	(914,767)	(132,630)
Adjustments for:
Depreciation of property and equipment	12,144	11,108	2,324	337
Amortization of intangible assets	13,026	54,099	102,621	14,879
Non-cash operating lease expense	41,205	29,464	12,996	1,884
Deferred tax benefit	(2,404)	(2,403)	(2,403)	(348)
Share-based compensation	463,214	200,186	70,105	10,164
Interest expense	36,798	35,350	438,112	63,520
Changes in estimate for accrued liabilities related to users’ loyalty programs	8,746	12,369	4,137	600
Allowance for doubtful accounts	79,809	249,143	(467)	(68)
Unrealized loss (gain) of publicly traded equity security	(16,665)	15,315	—	—
Unrealized loss of non-marketable equity securities	54,403	1,208	50,487	7,320
Loss (gain) on disposal of property, plant and equipment	170	(216)	4,097	594
Gain on disposal of subsidiary	—	(23,083)	—	—
Equity in losses of affiliated companies	—	3,195	1,416	205
Impairment of long-term investment securities	—	28,528	—	—
Changes in assets and liabilities, net of impact of acquisition:
Accounts receivable	(297,664)	(282,272)	653,977	94,819
Amount due from related parties	(105,438)	123,731	211,061	30,601
Prepayments and other current assets	105,749	195,375	14,066	2,039
Accounts receivables, non-current	(54,639)	54,639	—	—
Other non-current assets	13,112	3,350	1,907	276
Accounts payable	120,575	(135,213)	81,226	11,777
Amount due to related parties	5,990	(2,499)	(6,336)	(919)
Registered users’ loyalty payable	(61,519)	(10,935)	(31,918)	(4,628)
Salary and welfare payable	20,257	(83,334)	(6,426)	(932)
Tax payable	(20,964)	(53,265)	(3,405)	(494)
Accrued liabilities related to users’ loyalty programs	2,157	(13,095)	(38,908)	(5,641)
Accrued liabilities and other current liabilities	(28,786)	593,134	(998,342)	(144,744)
Advances from customers and deferred revenue	(105,854)	(18,179)	(73,891)	(10,713)
Operating lease liabilities	(39,073)	(22,122)	(13,733)	(1,991)
Non-current liabilities	(2,957)	(2,524)	(1,733)	(251)
Net cash used in operating activities	(863,774)	(279,122)	(443,797)	(64,344)
Cash flows from investing activities:
Purchase of short-term investments	(1,271,776)	(899,787)	(26,402)	(3,828)
Purchase of long-term investments	(106,277)	—	—	—
Proceeds from sales and maturity of short-term investments	2,173,594	981,975	292,530	42,413
Purchase of intangible assets	(3,786)	(113)	—	—
Purchase of property and equipment	(6,198)	(7,607)	(7)	(1)
Proceeds from disposal of property and equipment	788	1,053	1,434	208
Prepayment for purchase of intangible asset	(3,800)	—	—	—
Net cash provided by investing activities	782,545	75,521	267,555	38,792

Cash flows from financing activities:
Payment of accrued issuance costs for Series B convertible redeemable preferred shares of a subsidiary	(435)	—	—	—
Payment of accrued issuance costs for Series C convertible redeemable preferred shares of a subsidiary	—	(3,135)	—	—
Repurchase of Series B Convertible redeemable Preferred Shares of a subsidiary	(135,744)	—	—	—
Proceeds from issuance of Series C Convertible redeemable Preferred Shares of a subsidiary, net of issuance costs	360,569	—	—	—
Proceeds from bank borrowings	70,000	20,000
Repayments of bank borrowings	—	(70,000)	(20,000)	(2,900)
Proceeds of borrowings from a related party	13,356	—	—	—
Repayment of borrowings from a related party	—	(12,959)	—	—
Net cash provided by financing activities	307,746	(66,094)	(20,000)	(2,900)
Net increase/(decrease) in cash, cash equivalents and restricted cash	226,517	(269,695)	(196,242)	(28,452)
Effect of exchange rate changes on cash, restricted cash and cash equivalents	(7,415)	(9,263)	10,810	1,567
Cash, cash equivalents and restricted cash at the beginning of year	375,689	594,791	315,833	45,791
Cash, cash equivalents and restricted cash at the end of year	594,791	315,833	130,401	18,906
Supplemental disclosure of cash flow information:
Cash paid for interest (Note 14)	364	42	30,247	4,385
Cash paid for income taxes	3,268	4,079	1,478	214
Non-cash financing and investing activities:
Accrued Series C convertible redeemable preferred shares issuance cost of a subsidiary	3,135	—	—	—
Gains on repurchase of convertible redeemable preferred shares of a subsidiary	(14,842)	—	—	—
Accretion to redemption value of Series A, B and C convertible redeemable preferred shares of a subsidiary	48,277	108,896	124,677	18,076
Content and intangible assets acquired from a third-party investor through the issuance of Series C convertible redeemable preferred shares of a subsidiary (Note 21)	(375,805)	—	—	—
The below table reconciles cash, cash equivalents, and restricted cash as reported in the consolidated balance sheets to the total of the same amounts shown in the consolidated statements of cash flows:

Cash and cash equivalents	494,475	240,351	122,801	17,804
Restricted cash	100,316	75,482	7,600	1,102
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash Flows	594,791	315,833	130,401	18,906
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
As of December 31, 2022, the Company’s principal subsidiaries and consolidated Affiliated Entities are as follows:

Name of subsidiaries and VIEs	Date of establishment/ acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Wholly owned subsidiaries of the Company:
InfoUniversal Limited(“InfoUniversal”)	August 2017	Hong Kong	100%
Qtech USA Inc. (“Qtech”)	April 2018	USA	100%
Fun Literature Limited (Cayman) (“Fun Literature”)	October 2018	Cayman Islands	65%
Fun Literature (HK) Limited (“Fun Literature HK”)	October 2018	Hong Kong	100%
Shanghai Quyun Internet Technology Co., Ltd. (“Quyun WFOE”)	October 2017	PRC	100%
Shanghai Dianguan Network Technology Co., Ltd. (“Dianguan”)	February 2018	PRC	100%
QTT Asia Ltd.(“QTT Asia”)	April 2018	British Virgin Islands(“BVI”)	100%
Kubik Media International Ltd. (“Kubik Media”)	May 2018	BVI	100%
Kubik Technology Pte., Ltd. (“Kubik Technology”)	May 2018	Singapore	100%
PT. Sedjahtera Inti Abadi (“Abadi”)	October 2018	Indonesia	100%
AI-Fun Technology Limited (“AI-Fun”)	January 2019	Hong Kong	100%
Fun-Platform Holdings Limited (“Fun-Platform”)	January 2019	Cayman	100%
Striking Technology Holdings limited (“Striking”)	January 2019	Hong Kong	100%
Fun Literature SG Pte. Ltd. (“Fun SG”)	February 2021	Singapore	100%
Shanghai Zhicao Information Technology Co., Ltd. (“Zhicao WFOE”)	December 2018	PRC	100%
Shanghai Chenxing Software Technology Co., Ltd. (“Chenxing”)	Januray 2020	PRC	100%
Shanghai Yanmo Software Technology Co., Ltd. (“Yanmo”)	October 2019	PRC	100%
Shanghai Shuqin Information Technology Co., Ltd. (“Shuqin”)	November 2020	PRC	100%
Shanghai Wennuo Information Technology Co., Ltd. (“Wennuo”)	July 2020	PRC	100%
Hainan Mengbang Network Technology Co., Ltd. (“Mengbang”)	June 2021	PRC	100%
Variable Interest Entity (“VIEs”)
Shanghai Jifen Culture Communications Co., Ltd. (“Jifen or Jifen VIE”)	January 2012	PRC	100%
Beijing Churun Internet Technology Co., Ltd. (“Churun”)	November 2018	PRC	100%
Shanghai Big Rhinoceros Horn Information Technology, Co., Ltd (“Big Rhinoceros Horn”)	November 2018	PRC	100%
Shanghai DragonS Information Technology, Co., Ltd (“ DragonS Information”)	January 2019	PRC	100%
Anhui Zhangduan Internet Technology Co., Ltd. (“Zhangduan”)	March 2017	PRC	100%
Hubei Rapid Information Technology Co., Ltd. (“Rapid Information”)	March 2019	PRC	100%
Shanghai Tuohuan Information Technology Co., Ltd. (“Tuohuan”)	September 2019	PRC	100%
Shanghai Ququanquan Information Technology Co., Ltd. (“Ququanquan”)	October 2019	PRC	100%
Shanghai Xunkai Information Technology Co., Ltd. (“Xunkai”)	October 2019	PRC	100%
Huaian Beixia Information Technology Co., Ltd. (“Beixia”)	November 2020	PRC	100%
Shanghai Yuanyin Information Technology Co., Ltd. (“Yuanyin”)	April 2021	PRC	100%
Shanghai Kuaishen Information Technology Co., Ltd. (“Kuaishen”)	April 2021	PRC	100%
Shanghai Guatian Network Technology Co., Ltd. (“Guatian”)	June 2021	PRC	100%

Name of subsidiaries and VIEs	Date of establishment/ acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Subsidiaries of Variable Interest Entity (“VIE subsidiaries”)
Shanghai Xike Information Technology Service Co., Ltd. (“Xike”)	July 2016	PRC	100%
Shanghai Tuile Information Technology Service Co., Ltd. (“Tuile”)	July 2016	PRC	100%
Beijing Qukandian Internet Technology Co., Ltd. (“Qukandian”)	April 2017	PRC	100%
Shanghai Heitu Internet Technology Co., Ltd. (“Heitu”)	January 2019	PRC	100%
Shanghai Zheyun Internet Technology Co., Ltd. (“Zheyun”)	January 2019	PRC	100%
Beijing Supreme Pole International Sports Development Co., Ltd. (“Supreme Pole International Sports”)	January 2019	PRC	100%
Tianjin Quwen Internet Technology Co., Ltd. (“Quwen”)	August 2018	PRC	100%
Shanghai Manchuan Information Technology Co., Ltd. (“Manchuan”)	March 2020	PRC	100%
Shanghai Yunxi Information Technology Co., Ltd. (“Yunxi”)	April 2020	PRC	100%
Hubei Xijie Information Technology Co., Ltd. Shanghai Branch (“Xijie”)	January 2020	PRC	100%
Hubei Xijie Information Technology Co., Ltd. (“Xijie”)	January 2019	PRC	100%
Hubei Rapid Information Technology Co., Ltd. Shanghai Branch (“Jietu”)	January 2020	PRC	100%
Shanghai Luoshi Software Technology Co., Ltd. (“Luoshi”)	Januray 2020	PRC	100%
Shanghai Songmang Internet Technology Co., Ltd. (“Songmang”)	December 2019	PRC	100%
Shanghai Miaoqu Internet Technology Co., Ltd. (“Miaoqu”)	December 2019	PRC	100%
Shanghai Xixia Information Technology Co., Ltd. (“Xixia”)	October 2019	PRC	100%
Shanghai Mili Information Technology Co., Ltd. (“Mili”)	March 2020	PRC	100%
Shanghai Kunjie Information Technology Co., Ltd. (“Kunjie”)	March 2020	PRC	100%
Hubei Qingluo Information Technology Co., Ltd. Shanghai Branch (“Qingluo”)	March 2020	PRC	100%
Hubei Qingluo Information Technology Co., Ltd. (“Qingluo”)	March 2019	PRC	100%
Shanghai Guanji Information Technology Co., Ltd. (“Guanji”)	February 2021	PRC	100%
Shanghai Yimao Information Technology Co., Ltd. (“Yimao”)	February 2021	PRC	100%
Shanghai Xier Information Technology Co., Ltd. (“Xier”)	April 2021	PRC	100%
Shanghai Yixun Information Technology Co., Ltd. (“Yixun”)	June 2021	PRC	100%
Hainan Jingxuan Information Technology Co., Ltd. (“Jingxuan”)	June 2021	PRC	100%
Shanghai Chengshan Information Technology Co., Ltd. (“Chengshan”)	March 2021	PRC	100%
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
The service fee payable by Jifen to Quyun WFOE is determined by Quyun WFOE based on its services provided including various factors such as Quyun WFOE’s incurred technology support and consulting services fees, performance data and Jifen VIE’s revenues. The term of this agreement will expire in 10 years and may be extended at Quyun WFOE’s request prior to the expiration date. Quyun WFOE is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Jifen VIE. There was no service fee paid and payable from Jifen VIE to Quyun WFOE for this agreement for the years ended December 31, 2020, 2021 and 2022 as Jifen, in aggregated, has been incurring losses.

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
The following factors raise substantial doubt about the Group’s ability to continue as a going concern:

•	For the years ended December 31, 2020, 2021 and 2022, the Group incurred net losses of RMB1,105.2 million, RMB1,240.2 million and RMB914.8 million, respectively.

•	For the years ended December 31, 2020, 2021 and 2022, the Group had net cash used in operating activities of RMB863.8 million, RMB279.1 million and RMB443.8 million, respectively.

•	As of December 31, 2022, the Group had an accumulated deficit of RMB8,395.2 million and a deficit in working capital of RMB2,254.4 million.

•	As of December 31, 2022, the Group had cash, cash equivalents, restricted cash and short-term investments of RMB156.8 million.

•
As of December 31, 2022, as discussed in Note 14 and Note 26 to the consolidated financial statements, the Group has a Convertible Loan from Alibaba (“Convertible Loan”) of approximately RMB1.74 billion, including principal of US$171.1 million and unpaid interest that was expected to be matured within one year from the date of the issuance of the consolidated financial statements.

The liquidity of the Group is primarily dependent on management’s ability to adjust the pace of its operation expansion, to control operating cost and expenses to reduce the cash used in operating cash flows, to pursue financing arrangements, including the renewal of its Convertible Loan with the creditor, and to obtain additional funds from the sale of its assets.
The Company has carried out a review of its cash flow forecast for the twelve months from the date of issuance of the consolidated financial statements. In preparing the cash flow forecast, the Company’s management has considered historical cash requirements of the Group, the Group’s expected loan repayment obligations in 2023 and beyond, and the Company’s plan to further reduce operating costs and expenses.
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
The Convertible Loan had the original maturity date on April 4, 2022 (Note 14). The Company and Alibaba entered into several supplemental agreements to the original convertible loan agreement, pursuant to which the maturity date of the Convertible Loan has been extended to September 30, 2023. The interest rate of the Convertible Loan has also been amended from an original compound rate of 3% per annum to a compound rate of 9% per annum plus a simple rate of 3% per annum, calculated from the original loan drawdown date of April 4, 2019. The total amount of the principal and accumulated interest payable of the Convertible Loan, including the incremental interest related to the increase in interest rate under the supplemental agreements, will amount to approximately US$270.3 million as of September 30, 2023. While the Company cannot assure that it will be able to continue to renew the Convertible Loan in future, the Company has assumed that it will be able to extend and renew the Convertible Loan in preparing its cash flow forecast.
Based on the management’s assessment, there can be no assurance, however, that the above operating measures will be successfully completed due to factors outside of the Company’s control. There can also be no assurance that new financing, additional funds from the sale of assets, extension of the maturity date of the Convertible Loan under the supplemental agreement, continuous renewal of the Convertible Loan, or other transactions will be available to the Company on commercially acceptable terms, or at all. In addition, the potential worsening global economic conditions may adversely impact the Group’s ability to secure additional financing.
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

The following table sets forth the assets, liabilities, results of operations and cash flows of VIEs and its subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and its subsidiaries are eliminated in the balances presented below:

	As of
	December 31, 2021	December 31, 2022
Assets
Current assets
Cash and cash equivalents	19,783	32,147
Restricted cash	13,160	7,384
Short-term investments	33,600	6,402
Accounts receivable, net	770,797	110,523
Amount due from subsidiaries of the Company	937,831	470,966
Amount due from related parties	259,863	48,284
Prepayments and other current assets	114,317	95,568

Total current assets	2,149,351	771,274

Non-current assets
Property and equipment, net	12,828	5,002
Long-term investments	1,416	—
Right-of-use assets	26,120	21,879
Intangible assets	99,582	6,574
Other non-current assets	2,164	1,426

Total non-current assets	142,110	34,881

Total assets	2,291,461	806,155

Liabilities
Current liabilities
Accounts payable	255,182	330,550
Amount due to subsidiaries of the Company	5,505,444	5,644,725
Amount due to related parties	1,495	—
Registered users’ loyalty payable	55,392	29,773
Advance from customers and deferred revenue	122,594	11,963
Salary and welfare payable	42,237	28,048
Tax payable	15,288	29,584
Lease liabilities, current	11,675	15,083
Accrued liabilities related to users’ loyalty programs	99,360	64,589
Accrued liabilities and other current liabilities	1,299,057	301,713

Total current liabilities	7,407,724	6,456,028
Lease liabilities, non-current	15,985	7,599

Total liabilities	7,423,709	6,463,627

	Year ended December 31,
	2020	2021	2022
Revenues:
Third-party revenues	5,238,682	4,336,388	828,341
Intra-Group revenues	—	188,298	579,967

Total revenues	5,238,682	4,524,686	1,408,308
Cost of revenues:
Third-party cost of revenue	(1,476,216)	(867,701)	(446,189)
Intra-Group cost of revenues	(15,462)	(18,959)	(376,184)

Total cost of revenues	(1,491,678)	(886,660)	(822,373)

Gross profit	3,792,004	3,638,026	585,935
Operating expenses:
Third-party operating expenses	(4,357,603)	(4,067,548)	(572,365)
Intra-Group operating expenses	(545,327)	(951,702)	(384,197)

Total operating expenses	(4,902,930)	(5,019,250)	(956,562)

Other operating income	22,999	18,659	9,153

Loss from Operations	(1,087,927)	(1,362,565)	(361,474)
Non-operating income/(expense)	(8,281)	22,282	(9,311)

Loss before income tax expense	(1,096,208)	(1,340,283)	(370,785)

Income tax expense	—	(131)	(54)
Equity in loss of affiliate companies	—	(3,195)	(1,416)

Net loss	(1,096,208)	(1,343,609)	(372,255)

	Year ended December 31,
	2020	2021	2022
Net cash used in operating activities	(391,007)	(190,975)	(22,037)
Net cash provided by/(used in) investing activities	(80,506)	63,047	28,625
Net cash provided by financing activities	512,233	84,471	—
Net increase (decrease) in cash and cash equivalents	40,720	(43,457)	6,588
Cash and cash equivalents , restricted cash at the beginning of year	35,680	76,400	32,943
Cash and cash equivalents, restricted cash at the end of year	76,400	32,943	39,531

In accordance with the aforementioned VIE agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of VIEs. Therefore the Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of December 31, 2021 and 2022. As the VIEs and their subsidiaries were incorporated as limited liability Company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs.
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
The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expense items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ deficit on the consolidated financial statement. The exchange rates used for translation on December 31, 2021 and December 31, 2022 were US$1.00= RMB6.3757 and RMB6.9646, respectively, representing the index rates stipulated by the People’s Bank of China.
(e) Convenience Translation
Translations of balances in the Group’s consolidated balance sheet, consolidated statement of operations and comprehensive loss and consolidated statement of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1 = RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the US Federal Reserve Board on December 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.

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
As of December 31, 2021 and 2022, the carrying values of cash and cash equivalents, short-term investments in time deposits, current accounts receivable, non-marketable
equity securities, short-term borrowings, accounts payable, advance from customers and deferred revenue, registered users’ loyalty payable and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.
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

As of December 31, 2021	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments — Wealth management products	—	192,900	—	192,900

As of December 31, 2022	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments — Wealth management products	—	26,402	—	26,402

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
(h) Restricted cash
As of December 31, 2022, restricted cash of RMB7.6 million represents the cash balance that was frozen in cooperation with previous investigation. As of this report date, RMB7.6 million was unfrozen.
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
The wealth management products are unsecured with variable interest rates and primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company measures the investments in wealth management products at fair value using the quoted subscription or redemption prices published by these banks. As of December 31, 2022, no allowance for credit losses in short-term investments was recorded.
As of December 31, 2021, the short-term investments balance also includes nonmarketable equity securities that became redeemable within one year. Refer to Note 2(l) and Note 6 – Investments for additional information. In conjunction with one of the investigations mentioned in Note 2(h) above, short-term investment account balances amounting to RMB56.8 million were also frozen as of December 31, 2021.
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
(l) Long-term equity investments
The Company’s equity investments are accounted for as follows:

•
Non-marketable
equity securities that do not have readily determinable fair value are measured using the measurement alternative recorded at cost less any impairment, plus or minus changes resulting from subsequent qualifying observable price changes. Any changes in carrying value of these equity investments are recorded in the consolidated statements of comprehensive loss. For the Company’s long-term investment in an equity fund, the Company elected to apply the net asset value (NAV) practical expedient per ASC 820 to measure these investments at fair value. The NAV is the estimated fair value of these investments, and changes in fair value is recorded in the consolidated statements of comprehensive loss. The fair value of this equity fund is nil as of December 31, 2022. This equity fund was reclassed to short-term investments as of December 31, 2021 since it became redeemable in 2022.

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
3-10
years.
As part of the Fun Series C Preferred Shares arrangement (see Note 21), the Company acquired intangible assets. For accounting purposes, the consideration was allocated to developed technology and user data. The acquired technology is amortized over 5 years and user data related assets is amortized over 3 years on a straight-line basis. The carrying value related to user data was fully amortized during 2022.(Note 10)
The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

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
As of December 31, 2021 and 2022, there is no event or any circumstance that the Company identified, which indicated that the fair value of the Company’s reporting unit was substantially lower than the respective carrying value. There was no impairment of goodwill for the years ended December 31, 2020, 2021 and 2022 and there was no change in goodwill during 2021 and 2022.
(n) Impairment of long-lived assets other than Goodwill
For other long-lived assets including property and equipment, other non-current
assets and intangible assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There was no impairment of any long-lived assets other than goodwill for the years ended December 31, 2020, 2021 and 2022.
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
(p) Short-term borrowings
As of December 31, 2021 and 2022, the Company had short-term borrowings from one bank of RMB20.0 million and nil in aggregate. The annualized interest rates of this borrowing is approximately 3.7%.
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
The Group may also enter into contracts that can include various combinations of virtual items and privileges such as priority speaking rights or special symbols, which are generally capable of being distinct and accounted for as separate performance obligations, such as the VIP member program. Judgments are required as follow: 1) determining whether those virtual items and privilege are considered distinct performance obligations that should be accounted for separately versus together, 2) determining the standalone selling price for each distinct performance obligation, and 3) allocating of the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as the Group does not sell the virtual item or privilege separately, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For consumable virtual items, revenues is recognized immediately when the virtual item is used. For durable virtual items, revenue is recognized over the estimated user relationship periods. For the years ended December 31, 2020, 2021 and 2022, the VIP membership program was not material.

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
C. Disaggregation of revenue
In the following table, revenue is disaggregated by major service line and gross vs net recognition.

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(e))
Major service line
Advertising service provided to advertising customers, recorded gross (1)	3,857,233	2,533,327	404,443	58,638
Advertising service provided to advertising platforms, recorded net	1,189,602	1,557,056	434,934	63,060
Other service
Agent and platform services	7,904	22,004	4,355	631
Live streaming and online games	193,141	140,269	195,213	28,303
Other revenues	37,315	86,947	44,100	6,394

Total Other services	238,360	249,220	243,668	35,328

Net Revenues	5,285,195	4,339,603	1,083,045	157,026

(1)
For the years ended December 31, 2020, 2021 and 2022 revenue in advertising services provided to advertising customers which recorded gross include integrated marketing solution services which amounted to RMB248.2 million, RMB39.8 million and nil.

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
The Company accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. For the years ended December 31, 2020, 2021 and 2022, the Company has not capitalized any costs related to internal use software because the inception of the Group software development costs qualified for capitalization have been insignificant.
(u) Sales and marketing expenses
Sales and marketing expenses consist primarily of (i) rewards to registered users related to loyalty programs, (ii) advertising and marketing expenses, (iii) charges for short mobile message service to registered users (iv) salary and welfare for sales and marketing personnel and (iv) stock-based compensation expenses for sales and marketing personnel. The advertising and marketing expenses amounted to RMB 1,728.1 million, RMB2,662.0 million and RMB234.0 million during the years ended December 31, 2020, 2021 and 2022, respectively.
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
.
The Group also has a number of other loyalty programs for various applications. As of December 31, 2022, the loyalty program volume associated with these applications are immaterial.
For
Qutoutiao
’s loyalty program, rewards to its users are cleared from their accounts and will not be redeemable after the users have been inactive for 90 days. Other loyalty programs also have similar rewards clearing policies after the users have been inactive for up to 90 days.
The Group’s experience indicates that a certain portion of rewards is never redeemed in cash by its users, which the Group refers to as a “breakage”. The liability accrued for the reward is reduced by the estimated breakage that is expected to occur. The Group estimates breakage based upon its analysis of relevant reward history and redemption pattern as well as considering the expiration period of the rewards under the users agreement. In the assessment of breakage, each individual user’s account is categorized into certain pools of different range of outstanding rewards, and then further grouped into certain sub-groups
on the basis of inactivity days. The past reward redemption pattern in those sub-groups
was used to estimate the respective breakage for the outstanding rewards in each sub-group
at each period end. For the years ended December 31, 2020, 2021and 2022, total costs related to the users’ rewards granted (before estimated breakage) amounted to RMB1,663.9 million, RMB731.2 million and RMB194.8 million, respectively, and total rewards redeemed in cash amounted to RMB1,509.3 million, RMB673.8 million and RMB250.9 million respectively. The Company also reversed the accrued rewards of users who have not been active for the period specified in accordance with its rewards clearance policies, which amounted to non-cash
adjustments of RMB213.9 million RMB81.4 million and RMB63.9 million for the years ended December 31, 2020, 2021 and 2022, respectively, which were recorded as a reduction of sales and marketing expense. As of December 31, 2020, 2021 and 2022, the total estimated breakage not accrued approximated to RMB27.8 million, RMB15.3 million and RMB6.2 million, respectively. For the years ended December 31, 2020, 2021 and 2022, rewards consumed by purchasing the virtual items in live streaming and online games amounted to RMB35.8 million, RMB8.0 million and RMB1.4 million respectively. The consumption was recorded as a reduction of revenue.

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
The actual cost to settle the estimated liability may differ from the estimated liability recorded. As of December 31, 2021 and 2022, users’ reward recorded in “Registered users’ loyalty payable” were RMB61.7 million and RMB29.8 million, respectively, and estimated users’ rewards recorded in “Accrued liabilities related to users’ loyalty programs” were RMB99.4 million and RMB64.6 million, respectively.

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
Uncertain tax positions
The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of operations and comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2020, 2021 and 2022. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.
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
Effective May 28, 2019, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$50 million of outstanding ADSs of the Company, from time to time over the next 12 months. For the year ended December 31, 2019, 1,166,425 ordinary shares were repurchased and held in treasury stock with a total consideration of RMB142.2 million. No additional shares were repurchased during 2020, 2021 or 2022. As of December 31, 2022, no repurchased shares have been retired or reissued.

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
(ab) Government grants
Government grants are recognized as other income/ (expenses) when received. For the years ended December 31, 2020, 2021 and 2022, the Group received financial subsidies of RMB5.8 million, RMB7.2 million and RMB4.5 million from the local PRC government authorities, respectively. These subsidies were non-recurring,
not refundable and with no conditions attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.
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
(ae) Dividends
Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2020, 2021 and 2022, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.
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
(ai) Recent Accounting Pronouncements
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measures contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.
In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

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
In addition, Jifen VIE issued equity interests representing 1% of its enlarged share capital to The Paper at a nominal price (Note 1(b)).

4.	Risks and Concentration
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

(i) Concentration of revenues
For the years ended December 31, 2020, 2021 and 2022, Customer A contributed 11%, 18% and 11% of total net revenue of the Group, respectively.
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
The following table summarized customers with greater than 10% of the accounts receivables, including accounts receivable from related parties:

	As of
	December 31, 2021	December 31, 2022
Customer A — advertising and marketing customer	22%	29%
Customer B — advertising and marketing customer	11%	14%
Customer C — advertising and marketing customer (related party – Note 22)	14%	*

*	Less than 10%

5.	Cash and cash equivalents
Cash and cash equivalents represent cash on hand and time deposits placed with banks or other financial institutions with original maturities less than three months, which are unrestricted as to withdrawal or use. Interest income associated with these deposits amounted to RMB4.1 million, RMB2.4 million and RMB1.4 million in the consolidated statements of comprehensive loss for the years ended December 31, 2020, 2021 and 2022.
The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2021 and 2022:

	RMB thousands			RMB thousands equivalent (US$)			RMB thousands equivalent (HKD/SGD/IDR)			Total in RMB thousands
	Overseas	China		Overseas	China		Overseas	China
		Non VIE	VIE		Non VIE	VIE		Non VIE	VIE
December 31, 2021	80	11,570	19,783	102,565	89,494	—	16,859	—	—	240,351
December 31, 2022	30,080	4,730	32,147	55,389	—	—	455	—	—	122,801

6.	Investments
As of December 31, 2021 and 2022, the Company’s short-term investments are comprised of the following:

	As of
	December 31, 2021	December 31, 2022
Time Deposits (maturity dates between 3 – 12 months)	105,199	—
Wealth management products	192,900	26,402
Non-marketable equity securities	44,918	—

Total short-term investments	343,017	26,402

For time deposits with original maturities between three months and a year, its interest income amounted to RMB6.3 million, RMB3.1 and RMB 1.3 million in the consolidated statements of comprehensive loss for the years ended December 31, 2020, 2021 and 2022, respectively.

The change in fair value of short-term investments in wealth management products was recorded as investment income which amounted to RMB5.9 million, RMB9.0 million and RMB2.3 million for the years ended December 31, 2020, 2021 and 2022, respectively.
During 2020, the Company invested RMB20.0 million in a publicly traded security listed on the Hong Kong Stock Exchange and the investment was sold in 2021. The unrealized gain (loss) for the security was recorded as investment income (loss) which amounted to RMB16.7 million and (RMB15.3 million) for the years ended December 31, 2020 and 2021.
The Company’s investments in non-marketable equity securities consist of an investment in an equity fund. During the first quarter of 2020, the Company subscribed to shares of an equity fund as a limited partner, with an initial cost of RMB106.0 million. The investment in the fund is nonredeemable for two years after the subscription date and the directors of the fund can extend the non-redemption period for another two years. The investment is measured under the NAV practical expedient. Unrealized losses of RMB54.4 million, RMB1.2 million and RMB50.5 million was recorded in investment income (loss) in the consolidated statements of comprehensive loss for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021, and 2022, the fair value of investments measured at NAV was RMB44.9 million and nil, respectively.
As of December 31, 2021 and 2022, the Company’s long-term investment in equity securities are comprised of the following:

	As of
	December 31, 2021	December 31, 2022
Equity method investments	1,416	—

Total long-term equity investments	1,416	—

As of December 31, 2020, the Company’s equity method investment is an investment of RMB27.6 million as a limited partner in a venture fund. During 2021, this equity method investment was fully impaired as the Company determined that it is unlikely their investment is recoverable due to the deterioration of the investment environment and capital market.
During 2021, the Company deconsolidated one of its subsidiaries when a third-party investor purchased 60% of the subsidiary’s equity ownership. On the date the subsidiary was deconsolidated, the Company recorded the difference of RMB23.1 million between the fair value consideration received and the carrying value of the subsidiary’s net assets as a disposal gain in Other Income /(Expenses). The remaining 40% equity ownership in the subsidiary was recorded as an equity method investment.
For the year end December 31, 2022, the Group recognized its share of loss of equity method investments in the amount of RMB1.4 million (2020 and 2021: share of loss of nil and RMB3.2 million, respectively).
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
nil
carrying value as of December 31, 2021.

7.	Accounts receivable, net

	As of
	December 31, 2021	December 31, 2022
Accounts receivable, gross – current	1,106,760	452,783
Less: allowance for credit losses (1)	(335,841)	(335,374)

Accounts receivable, net	770,919	117,409

Movement of allowance for credit losses was as follows:

	Year ended December 31,
	2020	2021 (1)	2022
At beginning of the period	—	(86,698)	(335,841)
ASC 326 Adoption impact	(6,889)	—	—
(Additional) reversal provisions	(79,809)	(249,143)	467

At the end of the period	(86,698)	(335,841)	(335,374)

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

8.	Prepayments and other assets
Prepayment and other current assets consist of the following:

	As of
	December 31, 2021	December 31, 2022

Value-added tax receivable	79,009	102,453
Loans and advance to employees 1	14,934	11,583
Prepayments of IT service fee	1,042	10,881
Deposit to third-party advertising platforms 2	14,981	6,087
Deposit to third-party payment service providers 3	19,359	5,378
Prepayments of advertising fee (4)	4,216	4,352
Cooperation service fee – current portion (Note 3b)	1,532	1,674
Prepayment for the use of contents 5	17,512	1,665
Prepayments of business insurance	2,600	1,068
Lease deposits-current portion	5,646	876
Others	12,046	12,794

Total	172,877	158,811

Other non-current assets:
Long-term cooperation service fee (Note 3b)	2,644	1,476
Long-term lease deposits	2,165	1,426

Total	4,809	2,902

(1)	Loans to employees mainly represents loans to the employees to meet their personal needs for a period within one year.
(2)
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

(3)
Deposit to third party payment service providers represent cash prepaid to the Group’s third party on-line payment service providers, which will be used to settle the Group’s obligation for outstanding user loyalty payable or content procurement fee to professional third party media companies and freelancers. As of December 31, 2021 and 2022, no allowance for current expected credit losses was provided for the prepayment.

(4)
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

(5)	Prepayment for the use of contents represents the payment to the content providers for the use of the content on the Company’s mobile applications for a period from 6 to 12 months.

9.	Property and equipment, net
Property and equipment consist of the following:

	As of
	December 31, 2021	December 31, 2022
Cost:
Office equipment	20,445	11,843
Leasehold improvements	25,204	4,211

Total cost	45,649	16,054
Less: Accumulated depreciation	(32,788)	(11,041)

Property and equipment, net	12,861	5,013

Depreciation expense recognized for the years ended December 31, 2020, 2021 and 2022 are summarized as follows:

	Year ended December 31,
	2020	2021	2022
Cost of revenues	3,463	3,024	534
Research and development expenses	6,653	6,150	1,202
Sales and marketing expenses	974	622	249
General and administrative expenses	1,054	1,312	339

Total	12,144	11,108	2,324

10.	Intangible assets, net
Intangible assets consist of the following:

	As of
	December 31, 2021	December 31, 2022
Cost:
Acquired user data	127,133	127,133
Acquired right to operate an online audio/video content platform including deferred tax liabilities impact	96,130	96,130
Computer software	12,290	12,290
Developed technology	9,000	9,000

Total cost	244,553	244,553
Less: Accumulated amortization	(79,283)	(181,904)

Intangible assets, net	165,270	62,649

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
The Company also acquired intangible assets of RMB136.1 million. For accounting purposes, the consideration was allocated to developed technology and user data (Note 21). The transfer of the intangible assets was completed in January 2021. The acquired technology with amount of RMB9.0 million will be amortized over 5 years and user data related assets of RMB127.1 million will be amortized over 3 years on a straight-line basis. The carrying value related to user data as of December 31, 2022, amounting to RMB45.9 million, was fully amortized during 2022 due to changes in its monetization pattern.
Amortization expense for intangible assets for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Year ended December 31,
	2020	2021	2022
Cost of revenues	9,613	9,613	9,613
Research and development expenses	—	825	900
Sales and marketing expenses	—	38,846	88,287
General and administrative expenses	3,413	4,815	3,821

Total	13,026	54,099	102,621

Future intangible asset amortization as of December 31, 2022 is as follows:

Year ended December 31,	Amortization Expense
2023	12,305
2024	11,437
2025	11,437
2026	9,787
2027	9,637
Thereafter	8,046

Total	62,649

11.	Leases
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
(a) The components of lease expenses were as follows:

	Year ended December 31,
	2021	2022
Lease cost:
Amortization of right-of-use assets	23,772	12,996
Interest of lease liabilities	1,873	1,232

Total lease cost	25,645	14,228

(b) Supplemental cash flow information related to leases was as follows:

	Year ended December 31,
	2021	2022
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease payments	22,122	13,327
Right-of-use assets obtained in exchange for lease obligations:	5,650	12,315
(c) Supplemental balance sheet information related to leases was as follows:

	Year ended December 31,
	2021	2022
Operating leases
Operating lease right-of-use assets	26,342	21,879

Operating lease liabilities, current	(11,897)	(15,083)
Operating lease liabilities, non-current	(15,985)	(7,599)

Total operating lease liabilities	(27,882)	(22,682)

	As of December 31,
	2021	2022
Weighted-average remaining lease term
Operating leases	2.1 years	1.5 years
Weighted-average discount rate
Operating leases	5.7%	5.7%

(d) Maturities of lease liabilities were as follows:

As of December 31, 2022
2023	15,526
2024	7,853

Total undiscounted lease payments	23,379
Less: imputed interest	(697)

Total lease liabilities	22,682

(e) Future minimum lease payments for the Group’s operating leases were as follows:

As of December 31, 2022
2023	15,526
2024	7,853

23,379

12.	Tax payable

	As of
	December 31, 2021	December 31, 2022
Value added tax	23,868	29,014
Corporate income tax	6,916	8,595
Individual income tax withholding	10,651	2,406
Urban maintenance and construction tax	1,376	79
Stamp duty	1,068	380

Total	43,879	40,474

The Group’s revenues are subject to value-added tax at a rate of approximately 6%.

13.	Accrued liabilities and other liabilities

	As of
	December 31, 2021	December 31, 2022
Accrued liabilities and other current liabilities
Accrued advertising and marketing expense	1,185,312	172,497
Tax surcharges and other fees (1)	134,821	133,471
Accrued professional service fees	5,876	6,368
Refund from depositary bank (2)	2,407	1,910
Others	6,187	22,016

	1,334,603	336,262

Non-current
Non-refundable incentive payment from depositary bank (2)	1,733	—

Total	1,336,336	336,262

(1)
This balance is primarily related to a cultural development fee on the provision of advertising services in the PRC that the Group is subject to. The applicable tax rate was 3% of the net advertising revenues up until June 30, 2019, and was updated to 1.5% effective July 1, 2019. Due to the
COVID-19
pandemic, the Group was exempt from the cultural development fee for 2020, 2021.

(2)
The Company received
non-refundable
incentive payment of US$1.8 million (RMB12.5 million) from depositary bank in September 2018, and the amount will be recorded ratably over a 5-year arrangement period. For the years ended December 31, 2021 and 2022, the Company recorded amount of RMB2.5 million each year as a reduction in general and administrative expenses.

14.	Convertible Loan
On March 28, 2019, the Company entered into a Convertible Loan agreement with Alibaba Investment Limited (“Alibaba”), pursuant to which Alibaba advanced approximately US$171.1 million (RMB1,147.0 million) in aggregate principal amount, which matured on April 4, 2022 (the “Convertible Loan”). The Convertible Loan will bear interest at a rate of 3.00% per annum, which will be waived in case of conversion or payable at maturity. The Convertible Loan will be unsecured and unsubordinated and mature in three years after the drawdown, unless previously repaid or converted in accordance with their terms prior to such date.
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
Considering the above, the Company has accounted for the Convertible Loan in accordance with ASC 470 as a single instrument as a long-term liability; the value of the Convertible Loan was measured by the cash received of US$ 171.1 million (RMB1,147.0 million). The debt issuance cost was recorded as a reduction to the Convertible Loan and is amortized as interest expense using the effective interest method, over the term of the Convertible Loan. As of December 31, 2022, the carrying value of the Company’s Convertible Loan, including accrued interest of RMB587.6 million (2021:RMB92.4 million), was RMB1,746.2 million (2021:RMB1,183.0 million). Interest expenses recorded amounted to RMB36.8 million, RMB35.4 million and RMB468.4 million for the years ended December 31, 2020, 2021 and 2022, respectively. The Company and Alibaba entered in to several supplemental agreements to the original convertible loan agreement on December 25, 2021, March 28, 2022, April 29, 2022, November 7, 2022, and March 31, 2023 (see Note 26). According to the supplemental agreements, the Company paid interest amount to US$3.0 million in May 2022, US$1.5 million November, 2022, and US$1.5 million in March, 2023, respectively.

15.	Ordinary Share
On July 17, 2017, Qutoutiao Inc. was incorporated as Limited Liability Company with authorized share capital of US$50,000 divided into 50,000 shares with par value US$1.00 each. On September 1, 2017, the authorized share capital of US$50,000, which represented 50,000 issued shares, was subdivided into 500,000,000 shares.
In February 2018, the Company established a trust to hold 10,000,000 of the Company’s issued shares. These ordinary shares were contributed by the founder and held in trust for the benefit of the employees who are under the 2017 Plan to be issued based on the discretion of the board of directors of the Company. The ordinary shares issued to the trust are accounted for as treasury shares of the Company and presented as such for all periods presented. The trust does not hold any other assets or liabilities as at December 31, 2021 and 2022, nor earn any income nor incur any expenses for the years presented.
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
Share-based compensation expense related to the option awards granted to the employees amounted to approximately RMB463.2 million, RMB200.2 million and RMB70.1 million for the years ended December 31, 2020, 2021 and 2022.

The following table summarizes the share option activity for the years ended December 31, 2020, 2021 and 2022:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
		RMB	In Years	RMB’000	RMB
Outstanding at January 1, 2020	11,346,381	0.0007	7.7	1,079,661	96.29
Granted	2,607,249	0.0007			104.85
Exercised	(3,144,786)	0.0007
Forfeited	(1,378,694)	0.0007
Outstanding at December 31, 2020	9,430,150	0.0007	7.2	391,330	78.35
Granted	1,041,585	0.0007			46.77
Exercised	(3,049,281)	0.0007
Forfeited	(1,041,366)	0.0007

Outstanding at December 31, 2021	6,381,088	0.0007	6.5	45,236	47.97

Granted	170,953	0.0007			2.74
Exercised	(355,745)	0.0007
Forfeited	(154,835)	0.0007

Outstanding at December 31, 2022	6,041,461	0.0007	5.1	11,609	48.39

Vested and expected to vest at December 31, 2022	6,053,661	0.0007	5.1	11,632	47.02
Exercisable at December 31, 2022	5,682,238	0.0007	4.8	10,919	45.40
The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of RMB41.50, RMB7.1 and RMB 1.9(US$0.28) at December 31, 2020, 2021 and 2022.
The total fair value of share options vested during the years ended December 31, 2020, 2021 and 2022 was RMB346.5 million, RMB115.2million and RMB66.2 million, respectively. The total intrinsic value of options exercised during the years ended December 31, 2020, 2021 and 2022 were RMB265.2 million, RMB296.7 million and RMB22.2 million, respectively.
As of December 31, 2022, there was RMB43.8 million of unrecognized share-based compensation expense related to share options granted, which were expected to be recognized over a weighted-average vesting period of 0.2 to 1.2 years, respectively. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.
The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees.
The fair values of share options granted during the years ended December 31, 2020, 2021 and 2022.

	Options Granted in the year ended December 31, 2020	Options Granted in the year ended December 31, 2021	Options Granted in the year ended December 31, 2022
Expected volatility	57.77%-58.65%	60.31%-61.94%	50.43%-52.00%
Risk-free interest rate	0.82%-1.09%	1.66%-1.96%	2.47%-4.10%
Exercise multiple	2.8	2.8	2.8
Expected dividend yield	0%	0%	0%
Contractual term	10	10	10
Expected forfeiture rate (post-vesting)	0-20%	0-20%	0-20%
Fair value of the common share on the date of option grant (RMB)	41.50-77.78	7.09-60.19	1.45-3.83

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
The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to RMB97.1 million, RMB98.7 million and RMB50.6 million for the years ended December 31, 2020, 2021 and 2022, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

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
company is located.”
The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25
%

of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

Jifen obtained in 2016 its HNTE certificate with a valid period of three years. Therefore, Jifen is eligible to enjoy a preferential tax rate of 15% from 2016 to 2018 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. The HNTE certificate was renewed in 2019 and 2022 respectively, and is valid through 2024. However, Jifen has not yet enjoyed the above-mentioned preferential tax treatments due to its loss position and as such there is no impact of these tax holidays on earnings or earnings per share.
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

	Year ended December 31,
	2020	2021	2022
PRC Statutory income tax rates	25.0%	25.0%	25.0%
Change in valuation allowance	(13.9%)	(16.9%)	(17.2%)
Permanent book — tax difference	(9.2%)	(6.1%)	4.1%
Difference in EIT rates of certain subsidiaries	(2.2%)	(2.5%)	(12.0%)

Total	(0.3%)	(0.5%)	(0.1%)

Loss from domestic and foreign components before income tax expense (benefit)
The loss before income tax expenses (benefit) for domestic and foreign components’ are as follows:

	Year ended December 31,
	2020	2021	2022
Domestic	558,657	870,174	316,425
Foreign	547,517	363,757	597,974

Total	1,106,174	1,233,931	914,399

Composition of income tax expense (benefit)
The current and deferred portions of income tax expense (benefit) included in the consolidated statements of comprehensive loss are as follows:

	Year ended December 31,
	2020	2021	2022
Current income tax expense	1,396	5,453	1,355
Deferred income tax benefit	(2,404)	(2,403)	(2,403)

Income tax expense (benefit)	(1,008)	3,050	(1,048)

Deferred tax assets and liabilities
The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of
	December 31, 2021	December 31, 2022
Deductible temporary difference to accruals and others	522,692	522,575
Tax losses carried forward	787,270	978,345
Less: Valuation allowance	(1,309,962)	(1,500,920)

Total of deferred tax assets	—	—

Taxable temporary difference related to acquired right to operate an online audio/video content platform	16,422	14,019

Total of deferred tax liabilities	16,422	14,019

Deferred tax liability of RMB14.0 million represents the difference between the accounting basis and tax basis of the acquired right to operate an online audio/video content platform (Note 10) and will be realized over 10 years which is in line with the acquired right’s amortization period.
As of December 31, 2020, 2021 and 2022, the PRC entities of the Group had tax loss carryforwards of approximately RMB2,409.4 million, RMB3,311.9 million and RMB4,434.5 million, respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carryforwards of the Group will start to expire in varying amounts between 2023 and 2027. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.
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
As of December 31, 2021 and 2022, valuation allowances of RMB1,310.0 million and RMB1,500.9 million were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.
Movement of valuation allowance is as follows:

	Year ended December 31,
	2020	2021	2022
Beginning balance	985,440	1,056,253	1,309,962
Current year additions	100,629	434,837	287,018
Current year reversals	(29,816)	(181,128)	(96,060)

Ending balance	1,056,253	1,309,962	1,500,920

19.	Other Operating Income
The Chinese tax bureau implemented a new tax rule which states that for the period between April 1, 2019 to December 31, 2021, companies from selected service industries (i.e. postal services, telecommunication services, modern services and lifestyle services) qualify for, an additional 10 percent super deduction of input VAT in addition to the existing, deductible input VAT. This policy has further been extended to December 31, 2023. The Company obtained the relevant certificate in 2019 and recorded a benefit from the super deduction of RMB48.7 million, RMB33.1 million and RMB21.0 million in other operating income for the years ended December 31, 2020, 2021 and 2022, respectively. In 2020, 2021 and 2022, other operating income also included a VAT related refund of RMB30.0 million, RMB73.0 million and RMB40.8 million, respectively, which was recorded upon receipt.

20.	Other Income/(Expenses), net
In 2022, one of our material subsidiaries and one of the Key VIEs paid fines of RMB
82.8
million in aggregate as a result of alleged fraudulent advertisements that an advertising customer placed on the Company’s online platform.

In November 2022, one of our VIE has been ordered by local police to pay an amount of RMB10.0 million (US$1.4 million) in connection with investigation on alleged fraudulent conduct of an advertising agent which has placed advertisements on one of our mobile applications (Note 24(d)).
In 2021, the Company deconsolidated one of its subsidiaries when a third-party investor purchased
60
% of the subsidiary’s equity ownership. On the date the subsidiary was deconsolidated, the Company recorded the difference of RMB
23.1
million between the fair value consideration received and the carrying value of the subsidiary’s net assets as a disposal gain in Other Income /(Expenses).

21.	Redeemable non-controlling interests and non-controlling interests
(a) Redeemable
non-controlling
interests
In November 2018, Fun literature, one of the Company’s wholly owned subsidiaries, entered into preferred share purchase agreements with certain third party investors to issue 3,763,440 shares of series A redeemable convertible preferred shares (Fun Series A Preferred Shares) for an aggregate issuance price of US$14.0 million (RMB97.1 million).
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
The consideration was comprised of US$55.0 million cash (RMB360.6 million), acquired intangible assets of US$20.8 million (RMB136.1 million) which for accounting purposes were allocated to developed technology and user data, and contents of US$36.6 million (RMB240.0 million) from one of the investors (Note 8) which were all measured at fair value on the date of exchange. The acquisition was accounted for as an asset acquisition rather than a business combination because the purchase did not meet the definition of a business under ASU
2017-01.
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

Specifically for the Series C call option, the Company concluded that the option should be separately accounted for and remeasured at fair value at the end of each reporting period as it represents a freestanding financial instrument. For the years ended December 31, 2021 and 2022, the value of the call option was not material.
The Company’s redeemable
non-controlling
interests activities for the years ended in December 31, 2020, 2021 and 2022 are summarized as follows:

	Year ended December 31,
	2020	2021	2022
Beginning balance	495,845	1,093,526	1,172,218
Issuance of Fun Preferred Shares, net of issuance costs	733,238	—	—
Foreign exchange impact	(37,374)	(30,034)	117,540
Repurchase of Series B Preferred Shares	(146,460)	—	—
Accretion to redemption value of redeemable non-controlling interests	48,277	108,726	124,677

Ending balance	1,093,526	1,172,218	1,414,435

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

22.	Related party transactions
For the years ended December 31, 2020, 2021 and 2022, the transactions and balance amount due to/from related parties was as follows:
Transaction amount with related parties

	Year ended December 31,
	2020	2021	2022
Services provided by the Group
Advertising and marketing service provided to related parties (1)	250,875	40,263	2,451

	Year ended December 31,
	2020	2021	2022
Services received by the Group
Advertisement costs charged from a related party (2)	29,206	103,275	14,564
Gaming cost sharing charged from a related party (3)	1,845	11	—
Others advertising and promotional costs charged from a related party (4)	4,192	15,840	7,945

Balance amount with related parties

	As of
	December 31, 2021	December 31, 2022
Amount due from related parties (1)	259,863	48,802
Amount due to related parties (2)& (3)	6,928	592

(1)
For the years ended December 31, 2020, 2021 and 2022, the service fee of RMB250.9 million, RMB39.8 million and RMB2.5 million charged to related parties represents advertising and marketing services provided to companies under the common control of the founder, to help promote these companies’ online applications, which were developed in late 2018.

As of December 31, 2021 and 2022, the amounts due from related parties that pertains to accounts receivable from related party revenues generated was RMB246.5 million and RMB48.8 million respectively.
Although the balance as of December 31, 2022 is overdue, as these companies are under the common control of the founder and they have demonstrated an ability to continuously pay off their balances, the Company did not view this delay in payment as a sign of collectability risk.

(2)
In 2019 the Group entered into CPM (cost per impression) arrangements with media platforms under the common control of the founder for the Group’s customer’s advertisement placement. The total service fee charged from related parties amounted to RMB29.2 million, RMB103.3 million and RMB14.6 million for the years ended December 31, 2020, 2021 and 2022, respectively.

(3)
In July 2019, the Company invested RMB3.0 million in a game developing company which the founder’s controlled entity has significant influence in. The investment was measured using the measurement alternative recorded at cost less any impairment since it does not have a readily determinable fair value. The investment was fully impaired as of December 31, 2021. (Note 6).

In 2019 the Group entered into a game cooperation agreement with this company and the Group is the principal in the arrangement. The total service fee represents the amount paid to this company in relation to the arrangement.

(4)
For the years ended December 31, 2020, 2021 and 2022, the service fee charged from related parties represented the expense charged from companies under common control of the founder which provided the Group advertising and marketing related promotion services.

23.	Basic and diluted net loss per share
Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2020, 2021 and 2022 as follows:

	Year ended December 31, 2020	Year ended December 31, 2021	Year ended December 31, 2022
Numerator:
Net loss attributable to Qutoutiao Inc.	(1,104,439)	(1,239,617)	(914,767)
Accretion on redemption value of Series A convertible redeemable preferred shares of a subsidiary (Note 21)	(13,509)	(14,089)	(15,947)
Accretion on redemption value of Series B convertible redeemable preferred shares of a subsidiary (Note 21)	(33,188)	(21,726)	(24,918)
Accretion on redemption value of Series C convertible redeemable preferred shares of a subsidiary (Note 21)	(1,580)	(73,081)	(83,812)
Gains on repurchase of convertible redeemable preferred shares of a subsidiary (Note 21)	14,842	—	—
Net loss attributable to ordinary shareholders-Basic and diluted	(1,137,874)	(1,348,513)	(1,039,444)

Denominator:
Denominator for basic and diluted loss per share Weighted- average ordinary shares outstanding
Basic and diluted	72,513,077	75,767,532	76,629,816
Basic and diluted loss per share	(15.69)	(17.80)	(13.56)

Denominator for basic and diluted loss per ADS Weighted-average ADS outstanding
Basic and diluted	29,005,231	30,307,013	30,651,926
Basic and diluted loss per ADS	(39.23)	(44.50)	(33.91)

Note:

(1)
Options exercisable for a minimal exercise price are included in the denominator of basic loss per share calculation once there are no further vesting conditions or contingencies associated with them, as they are considered contingently issuable shares. Accordingly, the weighted average number of shares of 6,141,679 (2,456,672 ADSs), 5,891,689 (2,356,676ADSs) and 5,699,256 (2,279,702ADSs) related to these options, for which the exercise price is RMB 0.0007 per share, are included in the denominator for the computation of basic EPS for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Pursuant to ASC 260, “Earnings Per Share,” the effects of all other outstanding share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2020, 2021 and 2022 due to their anti-dilutive effect. The following potential ordinary shares were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2020	2021	2022
Share options — weighted average	1,353,808	546,035	219,083

24. Commitments and contingencies
(a) Content fee
The Group has entered into
non-cancelable
agreements for the use of contents owned by certain content providers. As of December 31, 2022, future minimum payments with respect to these agreements consist of the following:

	RMB	US$ (Note 2 (e))
Years Ending December 31,
2023	11,000	1,595
(b) Capital and other commitments
As of December 31, 2022, future minimum payments under
non-cancellable
capital expenditure of the following:

	RMB	US$ (Note 2 (e))
Years Ending December 31,
2023	188	27.26
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
promulgated thereunder based on alleged materially false or misleading statements or omissions in offering documents and/ or issued throughout the Putative Class Period. Lead Plaintiff was appointed, and a consolidated amended complaint was filed on January 15, 2021. The Company filed a motion to dismiss such amended complaint and there were no significant developments in the case. No loss contingency was accrued as of December 31, 2022, since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated.
In 2022, one of our material subsidiaries and one of the Key VIEs paid fines of RMB82.8 million in aggregate as a result of alleged fraudulent advertisements that an advertising customer placed on the Company’s online platform.
(d) Contingency
In November 2022, requested by the local police, one of our VIE paid an amount of RMB 10.0 million (US$1.4 million) in connection with investigation on alleged fraudulent conduct of an advertising agent which had placed advertisements on one of our mobile applications. The above mentioned payment had been recorded as other expense for the year ended December 31, 2022. Due to the uncertainties of the circumstances, the Company was unable to estimate the contingent liabilities or if there will be any. As of this report date, based on current stage of legal proceedings, such investigation will not have material impact on our subsequent financial statements.

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

(a)
The Company and Alibaba entered into a supplemental agreement to the original convertible loan agreement on March 31, 2023, which has extended the maturity date to September 30, 2023. The Company has made several undertakings under the supplemental agreement dated March 31, 2023, including, among others, an undertaking to pay US$500,000 no later than June 30, 2023, and to further pay US$500,000 no later than September 30, 2023 as a part of the accrued interest of the Convertible Loan to Alibaba.

(b)
The lease contract for the Company’s office space in Shanghai, China was terminated in March, 2023. No penalty was charged for the early termination of contract. The Company signed a new 3-year lease contract starting from April, 2023 with the same lessor, and moved to another building in the same software park from Building No.8 to Building No. 2. The average lease payment changed from RMB569.8 thousand per month to RMB186.3 thousand per month.

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
As of December 31, 2022, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed Financial Information of the Parent Company
BALANCE SHEETS

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	19,633	50,989	7,393
Amount due from subsidiaries and VIEs of the Company	3,521,857	3,698,706	536,262
Prepayments and other current assets	4,605	2,935	425

Total current assets	3,546,095	3,752,630	544,080

Other non-current assets	2,645	1,476	214

Total non-current assets	2,645	1,476	214

Total assets	3,548,740	3,754,106	544,294

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	3,312	978	143
Amounts due to subsidiaries and VIEs of the Company	281,201	181,598	26,329
Convertible loan—current	1,182,963	1,746,188	253,173

Total current liabilities	1,467,476	1,928,764	279,645

Non-current liabilities:
Other non-current liabilities	1,733	—	—
Investment deficit of subsidiaries and VIEs	4,469,087	5,416,081	785,258

Total non-current liabilities	4,470,820	5,416,081	785,258

Total liabilities	5,938,296	7,344,845	1,064,903

Shareholders’ deficit:
Class A ordinary shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2021 and 2022; 42,812,245 shares issued as of December 31, 2021 and 2022; 38,370,892 and 38,726,637 shares outstanding as of December 31, 2021 and 2022)	26	26	4
Class B ordinary shares (US$0.0001 par value; 34,248,442 shares authorized as of December 31, 2021 and 2022; 32,937,193 shares issued and outstanding as of December 31, 2021 and 2022)	24	24	3
Additional paid-in capital	4,979,353	5,049,458	732,103
Treasury stock (US$0.0001 par value; 4,441,353 and 4,085,608 shares as of December 31, 2021 and 2022, respectively)	(142,229)	(142,229)	(20,621)
Accumulated other comprehensive loss	129,010	(102,834)	(14,911)
Accumulated deficit	(7,355,740)	(8,395,184)	(1,217,187)

Total shareholders’ deficit	(2,389,556)	(3,590,739)	(520,609)

Total liabilities and shareholders’ deficit	3,548,740	3,754,106	544,294

STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(e))
Operating expenses:
General and administrative	(471,730)	(208,594)	(77,185)	(11,191)

Total operating expenses	(471,730)	(208,594)	(77,185)	(11,191)

Loss from operations	(471,730)	(208,594)	(77,185)	(11,191)

Investment loss	—	(27,589)	—	—
Interest income	2,819	—	585	85
Interest expense	(36,774)	(30,683)	(468,358)	(67,906)
Foreign exchange related gains, net	(7)	—	(220)	(34)
Other expenses, net	(42)	(41)	(42)	(6)
Loss from subsidiaries and VIEs	(598,705)	(972,710)	(369,547)	(53,578)

Loss before provision for income taxes	(1,104,439)	(1,239,617)	(914,767)	(132,630)

Net loss	(1,104,439)	(1,239,617)	(914,767)	(132,630)

Accretion to redemption value of convertible redeemable preferred shares of a subsidiary	(48,277)	(108,896)	(124,677)	(18,076)
Gains on repurchase of convertible redeemable preferred shares of a subsidiary	14,842	—	—	—
Net loss attributable to ordinary shareholders	(1,137,874)	(1,348,513)	(1,039,444)	(150,706)

Net loss	(1,104,439)	(1,239,617)	(914,767)	(132,630)
Foreign currency translation adjustment, net of nil tax	102,254	44,690	(231,844)	(33,614)

Comprehensive loss	(1,002,185)	(1,194,927)	(1,146,611)	(166,244)

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2(e))
Cash flows used in operating activities	(354)	(14,807)	(39,578)	(5,738)
Cash flows (used in)/provided by investing activities	(10,008)	(32,506)	68,089	9,872
Cash flows used in financing activities	(135,744)	—	—	—
Effect of exchange rate changes on cash and cash equivalents	(240)	1	2,845	412

Net increase in cash and cash equivalents	(146,346)	17,700	31,356	4,546
Cash and cash equivalents, beginning of year	148,279	1,933	19,633	2,847

Cash and cash equivalents, end of year	1,933	19,633	50,989	7,393