Form 20-F
period 2023-12-31
Qutoutiao Inc.
filed 2024-05-15
CIK 1733298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

For the transition period from                  to

Commission file number 001-38644

Qutoutiao Inc.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Exact name of Registrant as specified in its charter)

Building No. 2, Shanghai Pudong Software Park

519 Yi De Road, Pudong New Area

Shanghai 200124

People’s Republic of China

(Address of principal executive offices)

Mr. Bing Xu, Chief Executive Officer and Chief Financial Officer

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

46,920,018 Class A ordinary shares were outstanding as of December 31, 2023

32,937,193 Class B ordinary shares were outstanding as of December 31, 2023

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

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentivebased compensation received by any of the registrant’s executive offi cers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

●	“installed users” are to the aggregate number of unique mobile devices that have downloaded and launched the Group’s relevant mobile application at least once;

●	“ADSs” are to American depositary shares, with every four ADSs representing one Class A ordinary share, and “ADRs” are to American depositary receipts that evidence ADSs;

●	“CAGR” are to compound annual growth rate;

●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

●	“DAUs” are to the number of unique mobile devices that accessed the Group’s relevant mobile application on a given day. “Combined average DAUs” for a particular period is the average of the DAUs for all of the Group’s mobile applications on each day during that period;

●	“the Group” are to Qutoutiao Inc., the Group VIEs and their respective subsidiaries;

●	“Group VIEs” are to the variable interest entities, or VIEs, that are controlled by us through contractual arrangements and are consolidated into the Group’s consolidated financial statements in accordance with U.S. GAAP;

●	“Key WFOEs” are to material wholly foreign-owned entities of Qutoutiao Inc., namely Shanghai Quyun Network Technology Co., Ltd. and Shanghai Zhicao Information Technology Co., Ltd.;

●	“Key VIEs” are to material variable interest entities of Qutoutiao Inc., namely Shanghai Jifen Culture Communications Co., Ltd., Shanghai Big Rhinoceros Horn Information Technology Co., Ltd., Beijing Churun Internet Technology Co., Ltd. and Shanghai Ququanquan Information Technology Co., Ltd.;

●	“MAUs” are to the number of unique mobile devices that accessed the Group’s relevant mobile application in a given month. “Combined average MAUs” for a particular period is the average of the MAUs for all of the Group’s mobile applications in each month during that period;

●	“oCPC” are to optimized cost-per-click as basis for charging the Group’s advertising services;

●	“oCPM” are to optimized cost-per-thousand-impressions as basis for charging the Group’s advertising services;

●	“Qutoutiao,” “we,” “us,” “our company” and “our” are to Qutoutiao Inc., its subsidiaries, and, in the context of describing its operations and consolidated financial information, the Group VIEs;

●	“R&D” are to research and development;

●	“registered users” are to users that have registered accounts on the Group’s relevant mobile application;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“lower-tier cities” are to cities in China that are not tier-1 and tier-2 cities;

●	“tier-1 and tier-2 cities” refer to (i) tier-1 cities in China, which are Beijing, Shanghai, Guangzhou and Shenzhen and (ii) tier-2 cities in China, which are Hangzhou, Nanjing, Jinan, Chongqing, Qingdao, Dalian, Ningbo, Xiamen, Tianjin, Chengdu, Wuhan, Harbin, Shenyang, Xi’an, Changchun, Changsha, Fuzhou, Zhengzhou, Shijiazhuang, Suzhou, Foshan, Dongguan, Wuxi, Yantai, Taiyuan, Hefei, Kunming, Nanchang, Nanning, Tangshan, Wenzhou and Zibo; and

●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States.

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

This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Unless the context indicates otherwise, all share and per share data in this annual report have given effect to a share split in September 2017 in which each one of the previously issued ordinary shares was split into 10,000 ordinary shares.

This annual report on Form 20-F includes the Group’s audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023, and as of December 31, 2022 and December 31, 2023.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause the Group’s actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

●	the Group’s goal and strategies;

●	the Group’s ability to maintain and strengthen its position as a leader amongst mobile content platform companies in China’s mobile content industry;

●	the Group’s expansion plans;

●	the Group’s ability to monetize through advertising and other products and services that it plans to introduce;

●	the Group’s future business development, financial condition and results of operations;

●	PRC laws, regulations, and policies relating to the Internet and Internet content providers; and

●	general economic and business conditions.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect the Group’s financial condition, results of operations, business strategy and financial needs.

You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information — D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, the Group operates in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on the Group’s business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that the Group’s actual future results may be materially different from what we expect.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

Our Corporate Structure and Contractual Arrangements

Qutoutiao Inc. is not a Chinese operating company but a holding company incorporated in the Cayman Islands as an exempted company with limited liability, with operations primarily conducted (i) through contractual arrangements with certain variable interest entities, or the Group VIEs, in China and (ii) by our subsidiaries in China. Qutoutiao Inc. does not own equity interests in the Group VIEs, and does not conduct business operations directly. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Therefore, we operate such businesses in China through the Group VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the Group VIEs and their respective shareholders to control the business operations of the Group VIEs. Investors in our ADSs do not hold equity interests in the Group’s operating entities in China, but instead hold equity interests in Qutoutiao Inc., a Cayman Islands holding company. See “Item 4. Information on the Company — D. Organizational Structure” for a diagram illustrating our corporate structure. As used in this annual report, “Qutoutiao,” “we,” “us,” “our company” or “our” refers to Qutoutiao Inc., its subsidiaries, and, in the context of describing its operations and consolidated financial information, the Group VIEs; “the Group” refers to Qutoutiao Inc., the Group VIEs and their respective subsidiaries; and “the Group VIEs” refer to the variable interest entities that conduct our business operations in China.

The contractual arrangements among our PRC subsidiaries, the Group VIEs and their respective shareholders collectively enable us to:

●	exercise effective control over the Group VIEs and their subsidiaries;

●	receive substantially all the economic benefits of the Group VIEs; and

●	have an exclusive option to purchase all or part of the equity interests and assets of the Group VIEs when and to the extent permitted by PRC law.

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

We are subject to risks associated with our contractual arrangements with the Group VIEs and their shareholders. Our Cayman Islands holding company and its investors may never hold equity interests in the Group VIEs. The contractual arrangements may be less effective than equity ownership in providing us with control over the Group VIEs and we may incur substantial costs to enforce the terms of the arrangements. If the Group VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our ability, as a Cayman Islands holding company, to enforce these contractual arrangements may be limited. The contractual arrangements have not been tested in a court of law in China. There are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the Group VIEs, and our ability to conduct the Group’s business and the Group’s results of operations and financial condition may be materially and adversely affected. See “— D. Risk Factors — Risks Relating to Our Corporate Structure — We rely on contractual arrangements with the Group VIEs and their respective shareholders to operate the Group’s business, which may be less effective than equity ownership in providing operational control and otherwise materially and adversely affect the Group’s business” and “— The shareholders of the Group VIEs may have potential conflicts of interest with us, which may materially and adversely affect the Group’s business, results of operations and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules with regard to our corporate structure and the contractual arrangements with the Group VIEs and their shareholders. If Chinese regulatory authorities disallow such structure and arrangements, it would have a material effect on our operations and cause the value of our ADSs to significantly decline or become worthless. See “— D. Risk Factors — Risks Relating to Our Corporate Structure — If the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. In addition, our ADSs may significantly decline in value or become worthless if we are unable to assert our contractual control over the assets of the Group VIEs” and “— Substantial uncertainties exist with respect to whether the controlling of PRC onshore variable interest entities by foreign investors via contractual arrangements will be recognized as ‘foreign investment’ and how it may impact the viability of the Group’s current corporate structure and operations.”

The Group also faces various legal and operational risks and uncertainties associated with being based in or having its operations primarily in China and the country’s complex and evolving laws and regulations. For example, the Group faces risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of the Group VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact the Group’s ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange outside of China. These risks could result in a material adverse change in the Group’s operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. See “— D. Risks Factors — Risks Relating to Doing Business in China.”

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted in December 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022, and may affect the trading of our ADSs in the over-the-counter, or OTC, trading market in the United States. Pursuant to the HFCAA, if the SEC determines that we are an issuer, or a covered issuer, that has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the U.S. Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the OTC trading market in the United States. In December 2021, the PCAOB determined that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On November 30, 2023, the PCAOB announced that it had completed its inspections on registered public accounting firms headquartered in mainland China and Hong Kong for 2023 with the complete access required under the HFCAA. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely in 2024 and beyond, or if we otherwise fail to meet the PCAOB’s requirements, our ADSs may be prohibited from trading on the OTC under the HFCAA.

Permissions and Approvals

As of the date of this annual report, the Group has obtained all material permissions and approvals that are, or may be, required for the Group’s main operations in China, except as disclosed in “— D. Risk Factors — Risk Relating to Our Business and Industry — The Group’s inability to fully comply with Audio-visual Program Provisions may expose it to administrative sanctions, which would materially and adversely affect the Group’s business, results of operations and financial condition” and “— The Group may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on its ability to own key assets such as its mobile applications.” No material permission or approval for the Group has been denied by relevant authorities in China. See “Item 4. Information on the Company — C. Regulations — Permissions and Licenses Requirements” for more details.

In addition, we, our PRC subsidiaries and the Group VIEs may be required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with any future offering and listing in an overseas market. See “— D. Risks Factors — Risks Relating to Doing Business in China — The approval of and the filing with the China Securities Regulatory Commission, or the CSRC, or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, which may hinder our ability to continue to offer securities to investors offshore; in addition, the regulation of the CSRC or other PRC regulatory agencies establish complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions” and “— Risks Relating to Our Industry and Business — We may be subject to cybersecurity review by regulatory authorities of the PRC in the future.”

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. In addition, rules and regulations in China can change quickly with little advance notice. Uncertainties due to evolving laws and regulations could impede the ability of a China-based issuer, such as us, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. See “— D. Risks Factors — Risks Relating to Doing Business in China — Changes in the political and economic policies of the PRC government may materially and adversely affect the Group’s business, results of operations and financial condition and may result in the Group’s inability to sustain our growth and expansion strategies. The PRC government may intervene or influence our operations at any time, which could result in a material change in the Group’s operations and/or the value of our ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder the Group’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless” and “— There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.”

Cash Transfers Through Our Organization

Qutoutiao Inc. is a holding company with no material operations of its own. We conduct our operations primarily (i) through contractual arrangements with the Group VIEs in China and (ii) by our subsidiaries in China. As a result, Qutoutiao Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries and remittances from the Group VIEs. If our PRC subsidiaries or the Group VIEs incur debt on their own in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions or remittances to us. In addition, current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Furthermore, each of our PRC subsidiaries and the Group VIEs is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. For more details, see “— D. Risks Factors — Risks Relating to Doing Business in China — We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and the Group VIEs to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries or the Group VIEs to make payments to us could materially and adversely affect our ability to conduct the Group’s business.”

Set forth in the table below is a summary of cash transfers that have occurred between our subsidiaries and the Group VIEs for the years ended December 31, 2021, 2022 and 2023, respectively.

	Year Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Cash paid by the Group VIEs to our subsidiaries under service agreements	(756,962)	(376,184)	(571,434)
Cash received by the Group VIEs from our subsidiaries under service agreements	188,798	236,903	637,646
Cash received by the Group VIEs from our subsidiaries for intra-Group financing	137,515	606,146	66,034

For the years ended December 31, 2021, 2022 and 2023, no subsidiaries or Group VIEs paid dividends or made other distributions to the Cayman Islands holding company, and no dividends or distributions were paid or made to U.S. investors. For the years ended December 31, 2021, 2022 and 2023, no assets were transferred between our subsidiaries and the Group VIEs other than the cash transfers set forth in the table above. We do not have any present plan to pay any dividends on our shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” However, if our PRC subsidiaries or Group VIEs declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to us. For PRC and United States federal income tax considerations in connection with an investment in our ADSs, see “Item 10. Additional Information — E. Taxation.” We plan to continue to determine the amount of service fee and payment method with the Group VIEs and their shareholders through bona fide negotiation, and settle fees under the contractual arrangements accordingly in the future.

In addition, our PRC subsidiaries, the Group VIEs and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us or our ability to pay dividends in foreign currencies to our investors. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We are subject to restrictions on currency exchange.”

Financial Information Related to the Group VIEs

We do not own any equity interest in the Group VIEs that are consolidated in the Group’s financial statements. The Group consolidates the results of the Group VIEs and their subsidiaries under U.S. GAAP through our contractual arrangements with the Group VIEs and their respective shareholders. For more details on such contractual arrangements, see “Item 4. — Information on the Company — D. Organizational Structure — Contractual Arrangements among Our Key WFOEs, the Key VIEs and Their Respective Shareholders.”

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

	For the Year Ended December 31, 2021
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Revenues:
Third-party revenues	—	225	2,990	4,336,388	—	4,339,603
Intra-Group revenues(2)	—	—	970,661	188,298	(1,158,959)	—
Total revenues	—	225	973,651	4,524,686	(1,158,959)	4,339,603
Cost of revenues:
Third-party cost of revenues	—	(325)	(303,600)	(867,701)	—	(1,171,626)
Intra-Group cost of revenues(2)	—	—	—	(18,959)	18,959	—
Total cost of revenues	—	(325)	(303,600)	(886,660)	18,959	(1,171,626)
Gross profit	—	(100)	670,051	3,638,026	(1,140,000)	3,167,977
Operating expenses:
Third-party operating expenses	(208,594)	(12,210)	(379,130)	(4,067,548)	200,184	(4,467,298)
Intra-Group operating expenses(2)	—	—	(188,298)	(951,702)	1,140,000	—
Total operating expenses	(208,594)	(12,210)	(567,428)	(5,019,250)	1,340,184	(4,467,298)
Other operating income/(expense)	—	—	87,439	18,659	—	106,098
Loss from Operations	(208,594)	(12,310)	190,062	(1,362,565)	200,184	(1,193,223)
Non-operating income/(expense)	(58,313)	(16,944)	12,267	22,282	—	(40,708)
Loss before income tax expense	(266,907)	(29,254)	202,329	(1,340,283)	200,184	(1,233,931)
Income tax benefits/expense	—	(1)	(2,918)	(131)	—	(3,050)
Loss from subsidiaries and VIEs(1)	(972,710)	(1,144,198)	(1,343,609)	—	3,460,517	—
Equity in loss of affiliate companies	—	—	—	(3,195)	—	(3,195)
Net Loss	(1,239,617)	(1,173,453)	(1,144,198)	(1,343,609)	3,660,701	(1,240,176)
Less: Net loss attributable to the noncontrolling interest shareholders	—	559	—	—	—	559
Net loss attributable to Qutoutiao Inc.	(1,239,617)	(1,172,894)	(1,144,198)	(1,343,609)	3,660,701	(1,239,617)
Accretion to convertible redeemable preferred shares redemption value	(108,896)	—	—	—	—	(108,896)
Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(1,348,513)	(1,172,894)	(1,144,198)	(1,343,609)	3,660,701	(1,348,513)

	For the Year Ended December 31, 2022
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Revenues:
Third-party revenues	—	297	254,407	828,341	—	1,083,045
Intra-Group revenues(2)	—	—	750,372	579,967	(1,330,339)	—
Total revenues	—	297	1,004,779	1,408,308	(1,330,339)	1,083,045
Cost of revenues:
Third-party cost of revenues	—	(14)	(115,170)	(446,189)	(1,234)	(562,607)
Intra-Group cost of revenues(2)	—	—	(523,625)	(376,184)	899,809	—
Total cost of revenues	—	(14)	(638,795)	(822,373)	898,575	(562,607)
Gross profit	—	283	365,984	585,935	(431,764)	520,438
Operating expenses:
Third-party operating expenses	(77,185)	2,277	(301,059)	(572,365)	47,567	(900,765)
Intra-Group operating expenses(2)	—	—	—	(384,197)	384,197	—
Total operating expenses	(77,185)	2,277	(301,059)	(956,562)	431,764	(900,765)
Other operating income/(expense)	—	—	52,676	9,153	—	61,829
Loss from Operations	(77,185)	2,560	117,601	(361,474)	—	(318,498)
Non-operating income/(expense)	(468,035)	(49,754)	(68,801)	(9,311)	—	(595,901)
Loss before income tax expense	(545,220)	(47,194)	48,800	(370,785)	—	(914,399)
Income tax benefits/expense	—	(15)	1,117	(54)	—	1,048
Loss from subsidiaries and VIEs(1)	(369,547)	(322,338)	(372,255)	—	1,064,140	—
Equity in loss of affiliate companies	—	—	—	(1,416)	—	(1,416)
Net Loss	(914,767)	(369,547)	(322,338)	(372,255)	1,064,140	(914,767)
Less: Net loss attributable to the noncontrolling interest shareholders	—	—	—	—	—	—
Net loss attributable to Qutoutiao Inc.	(914,767)	(369,547)	(322,338)	(372,255)	1,064,140	(914,767)
Accretion to convertible redeemable preferred shares redemption value	—	(124,677)	—	—	—	(124,677)
Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(914,767)	(494,224)	(322,338)	(372,255)	1,064,140	(1,039,444)

	For the Year Ended December 31, 2023
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Revenues:
Third-party revenues	—	16	71,811	673,730	0	745,557
Intra-Group revenues(2)	—	-	133,358	637,646	(771,004)	—
Total revenues	—	16	205,169	1,311,376	(771,004)	745,557
Cost of revenues:
Third-party cost of revenues	—	(32)	(46,576)	(365,857)	(3,448)	(415,913)
Intra-Group cost of revenues(2)	—	-	(51,201)	(571,434)	622,635	—
Total cost of revenues	—	(32)	(97,777)	(937,291)	619,187	(415,913)
Gross profit	—	(16)	107,392	374,085	(151,817)	329,644
Operating expenses:
Third-party operating expenses	(47,078)	(4,119)	(68,290)	(248,310)	16,652	(351,145)
Intra-Group operating expenses(2)	—	-	-	(140,418)	140,418	—
Total operating expenses	(47,078)	(4,119)	(68,290)	(388,728)	157,070	(351,145)
Other operating income/(expense)	—	-	15,370	4,237	-	19,607
Income/(Loss) from Operations	(47,078)	(4,135)	54,472	(10,406)	5,253	(1,894)
Non-operating income/(expense)	(184,433)	192	3,190	859	(5,253)	(185,445)
Loss before income tax expense	(231,511)	(3,943)	57,662	(9,547)	-	(187,339)
Income tax benefits/expense	—	-	1,614	412	-	2,026
Income from subsidiaries and VIEs(1)	46,198	50,141	(9,135)	—	(87,204)	—
Equity in loss of affiliate companies	—	-	-	—	-	—
Net Income/(Loss)	(185,313)	46,198	50,141	(9,135)	(87,204)	(185,313)
Less: Net loss attributable to the noncontrolling interest shareholders	—	-	-	—	-	—
Net income/(loss) attributable to Qutoutiao Inc.	(185,313)	46,198	50,141	(9,135)	(87,204)	(185,313)
Accretion to convertible redeemable preferred shares redemption value	—	(143,976)	-	—	-	(143,976)
Net income/(loss) attributable to Qutoutiao Inc.’s ordinary shareholders	(185,313)	(97,778)	50,141	(9,135)	(87,204)	(329,289)

Notes:

(1)	Represents the elimination of investments among Qutoutiao Inc., the Primary Beneficiaries of the Group VIEs, the Other Subsidiaries, and the Group VIEs and their subsidiaries that the Group consolidates. Share-based compensation expenses are recorded in Qutoutiao Inc., which issued these equity awards, and are also pushed down to the VIEs and subsidiaries. The expenses pushed down to the VIEs and subsidiaries are eliminated upon consolidation to avoid duplication.

(2)	Represents the elimination of the intercompany service charge at the consolidation level.

Condensed Consolidated Schedule of Balance Sheets

The following table presents the Group’s condensed consolidated schedule of financial position for Qutoutiao Inc., the Primary Beneficiaries of the Group VIEs, our Other Subsidiaries, and the Group VIEs and their subsidiaries that the Group consolidates as of the dates presented:

	As of December 31, 2022
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	50,989	34,984	4,681	32,147	—	122,801
Restricted cash	—	—	216	7,384	—	7,600
Short-term investments	—	—	20,000	6,402	—	26,402
Accounts receivable, net	—	133	6,753	110,523	—	117,409
Amount due from related parties	—	—	788	48,284	(270)	48,802
Prepaid and other current assets	2,935	2,005	58,303	95,568	—	158,811
Intra-Group receivables due from the Company’s subsidiaries(1)	3,698,706	426,911	5,752,591	470,966	(10,349,174)	—
Total current assets	3,752,630	464,033	5,843,332	771,274	(10,349,444)	481,825
Noncurrent assets:
Property and equipment, net	—	—	11	5,002	—	5,013
Right-of-use assets, net	—	—	—	21,879	—	21,879
Intangible assets	—	—	56,075	6,574	—	62,649
Goodwill	—	—	7,268	—	—	7,268
Long-term Investments	—	—	—	—	—	—
Other non-current assets	1,476	—	—	1,426	—	2,902
Total noncurrent assets	1,476	—	63,354	34,881	—	99,711
Total assets	3,754,106	464,033	5,906,686	806,155	(10,349,444)	581,536
LIABILITIES
Current liabilities:
Accounts payable	—	—	64,444	330,550	—	394,994
Amount due to related parties	—	—	862	—	(270)	592
Registered users’ loyalty payable	—	—	—	29,773	—	29,773
Advance from advertising customers and deferred revenue	—	—	36,743	11,963	—	48,706
Salary and welfare payable	—	82	31,431	28,048	—	59,561
Tax payable	—	—	10,890	29,584	—	40,474
Lease liabilities, current	—	—	—	15,083	—	15,083
Accrued liabilities related to users’ loyalty program	—	—	—	64,589	—	64,589
Accrued liabilities and other current liabilities	978	2,313	31,033	301,713	225	336,262
Convertible Loan—current	1,746,188	—	—	—	—	1,746,188
Intra-Group payables due to the Company’s subsidiaries(1)	181,598	3,710,864	928,758	5,644,725	(10,465,945)	—
Total current liabilities	1,928,764	3,713,259	1,104,161	6,456,028	(10,465,990)	2,736,222
Lease liabilities, non-current	—	—	—	7,599	—	7,599
Deferred tax liabilities	—	—	14,019	—	—	14,019
Deficit of investment in subsidiaries and VIEs(2)	5,416,081	868,966	5,657,472	—	(11,942,519)	—
Total long-term liabilities	5,416,081	868,966	5,671,491	7,599	(11,942,519)	21,618
Total liabilities	7,344,845	4,582,225	6,775,652	6,463,627	(22,408,509)	2,757,840
Commitments and contingencies	—	—	—	—	—	—
Mezzanine equity
Redeemable non-controlling interests	—	1,414,435	—	—	—	1,414,435
SHAREHOLDERS’ deficit
Total Qutoutiao Inc. shareholders’ deficit	(3,590,739)	(5,532,627)	(868,966)	(5,657,472)	12,059,065	(3,590,739)
Noncontrolling interest	—	—	—	—	—	—
Total shareholders’ deficit(2)	(3,590,739)	(5,532,627)	(868,966)	(5,657,472)	12,059,065	(3,590,739)
Total liabilities and shareholders’ deficit	3,754,106	464,033	5,906,686	806,155	(10,349,444)	581,536

	As of December 31, 2023
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	43,409	6,606	1,043	23,590	-	74,648
Restricted cash	—	-	50	17,008	-	17,058
Short-term investments	—	-	-	-	-	—
Accounts receivable, net	—	151	276	73,143	-	73,570
Amount due from related parties	—	-	790	45,182	(185)	45,787
Prepaid and other current assets	9,436	21	37,250	91,422	(195)	137,933
Intra-Group receivables due from the Company’s subsidiaries(1)	3,783,399	735,153	5,227,827	320,387	(10,066,766)	—
Total current assets	3,836,244	741,931	5,267,236	570,732	(10,067,146)	348,996
Noncurrent assets:
Property and equipment, net	—	-	11	493	-	504
Right-of-use assets, net	—	-	-	5,633	-	5,633
Intangible assets	—	-	46,461	3,883	-	50,344
Goodwill	—	-	7,268	—	-	7,268
Long-term Investments	—	-	-	-	-	—
Other non-current assets	—	-	-	666	-	666
Total noncurrent assets	—	-	53,740	10,675	-	64,415
Total assets	3,836,244	741,931	5,320,976	581,407	(10,067,146)	413,411
LIABILITIES
Current liabilities:
Accounts payable	—	-	29,580	349,993	-	379,573
Amount due to related parties	—	-	258	81	(185)	154
Registered users’ loyalty payable	—	-	-	13,863	-	13,863
Advance from advertising customers and deferred revenue	—	-	44,259	12,351	-	56,610
Salary and welfare payable	—	84	21,598	15,784	-	37,466
Tax payable	—	-	3,860	36,588	-	40,483
Lease liabilities, current	—	-	-	2,407	-	2,407
Accrued liabilities related to users’ loyalty program	—	-	-	33,489	-	33,489
Accrued liabilities and other current liabilities	—	707	23,003	220,104	29	243,843
Convertible Loan—current	1,944,834	-	-	—	-	1,944,834
Intra-Group payables due to the Company’s subsidiaries(1)	230,306	4,049,389	339,019	5,560,180	(10,178,894)	—
Total current liabilities	2,175,140	4,050,180	461,577	6,244,840	(10,179,050)	2,752,687
Lease liabilities, non-current	—	-	-	3,366	-	3,366
Deferred tax liabilities	—	-	11,616	—	-	11,616
Deficit of investment in subsidiaries and VIEs(2)	5,598,492	819,016	5,666,799	—	(12,084,307)	—
Total long-term liabilities	5,598,492	819,016	5,678,415	3,366	(12,084,307)	14,982
Total liabilities	7,773,632	4,869,196	6,139,992	6,248,206	(22,263,357)	2,767,669
Commitments and contingencies	—	-	-	—	-	—
Mezzanine equity
Redeemable non-controlling interests	—	1,583,130	-	—	-	1,583,130
SHAREHOLDERS’ deficit
Total Qutoutiao Inc. shareholders’ deficit	(3,937,388)	(5,710,395)	(819,016)	(5,666,799)	12,196,210	(3,937,388)
Noncontrolling interest	—	-	-	—	-	—
Total shareholders’ deficit(2)	(3,937,388)	(5,710,395)	(819,016)	(5,666,799)	12,196,210	(3,937,388)
Total liabilities and shareholders’ deficit	3,836,244	741,931	5,320,976	581,407	(10,067,147)	413,411

Notes:

(1)	Represents the elimination of intercompany balances among Qutoutiao Inc., the Primary Beneficiaries of the Group VIEs, the Other Subsidiaries, and the Group VIEs and their subsidiaries that we consolidate.

(2)	Represents the elimination of investments among Qutoutiao Inc., the Primary Beneficiaries of the Group VIEs, the Other Subsidiaries, and the Group VIEs and their subsidiaries that the Group consolidates. Share-based compensation expenses are recorded in Qutoutiao Inc., which issued these equity awards, and are also pushed down to the VIEs and subsidiaries. The expenses pushed down to the VIEs and subsidiaries are eliminated upon consolidation to avoid duplication.

Condensed Consolidated Schedule of Cash Flows

The following table presents our condensed consolidated schedules of cash flows for Qutoutiao Inc., the Primary Beneficiaries of the Group VIEs, our Other Subsidiaries, and the Group VIEs and their subsidiaries that the Group consolidates for the periods presented:

	For the Year Ended December 31, 2021
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(14,807)	67,637	(709,141)	377,189	—	(279,122)
Net cash provided by/(used in) transactions with intra-Group entities	—	—	568,164	(568,164)	—	—
Net cash provided by/(used in) operating activities	(14,807)	67,637	(140,977)	(190,975)	—	(279,122)
Cash flows from investing activities:
Net cash provided by/(used in) transactions with external parties	—	(84,723)	97,197	63,047	—	75,521
Cash used in capital contribution to intra-Group entities	—	(198,086)	—	—	198,086	—
Cash used in providing borrowings to intra-Group entities	—	—	(137,515)	—	137,515	—
Cash provided by repayment of borrowings from intra-Group entities	32,506	—	—	—	(32,506)	—
Net cash provided by/(used in) investing activities	32,506	(282,809)	(40,318)	63,047	303,095	75,521
Cash flows from financing activities:
Net cash provided by/(used in) transactions with external parties	—	(13,050)	—	(53,044)	—	(66,094)
Cash provided by capital contribution from intra-Group entities	—	—	198,086	—	(198,086)	—
Cash provided by borrowings from intra-Group entities	—	—	—	137,515	(137,515)	—
Cash used in repayment of borrowings to intra-Group entities	—	(32,506)	—	—	32,506	—
Net cash provided by/(used in) financing activities	—	(45,556)	198,086	84,471	(303,095)	(66,094)

	For the Year Ended December 31, 2022
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(39,578)	(3,089)	227,053	(628,183)	—	(443,797)
Net cash provided by/(used in) transactions with intra-Group entities	—	—	(606,146)	606,146	—	—
Net cash provided by/(used in) operating activities	(39,578)	(3,089)	(379,093)	(22,037)	—	(443,797)
Cash flows from investing activities:
Net cash provided by/(used in) transactions with external parties	—	99,630	139,300	28,625	—	267,555
Cash used in capital contribution to intra-Group entities	68,089	(101,304)	—	—	33,215	—
Cash used in providing borrowings to intra-Group entities	—	—	—	—	—	—
Net cash provided by/(used in) investing activities	68,089	(1,674)	139,300	28,625	33,215	267,555
Cash flows from financing activities:
Net cash provided by/(used in) transactions with external parties	—	—	(20,000)	—	—	(20,000)
Cash provided by capital contribution from intra-Group entities	—	(68,089)	101,304	—	(33,215)	—
Cash provided by borrowings from intra-Group entities	—	—	—	—	—	—
Net cash provided by/(used in) financing activities	—	(68,089)	81,304	—	(33,215)	(20,000)

	For the Year Ended December 31, 2023
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(31,937)	(4,541)	28,935	(58,155)	-	(65,698)
Net cash provided by/(used in) transactions with intra-Group entities	-	-	-	-	-	—
Net cash provided by/(used in) operating activities	(31,937)	(4,541)	28,935	(58,155)	-	(65,698)
Cash flows from investing activities:
Net cash provided by/(used in) transactions with external parties	-	-	33,295	(6,812)	-	26,483
Cash used in capital contribution to intra-Group entities	23,535	-	-	66,034	(89,569)	—
Cash used in providing borrowings to intra-Group entities	-	-	-	-	-	-
Net cash provided by/(used in) investing activities	23,535	-	33,295	59,222	(89,569)	26,483
Cash flows from financing activities:
Net cash provided by/(used in) transactions with external parties	-	-	-	-	-	—
Cash provided by capital contribution from intra-Group entities	-	(23,535)	(66,034)	-	89,569	—
Cash provided by borrowings from intra-Group entities	-	-	-	-	-	—
Net cash provided by/(used in) financing activities	-	(23,535)	(66,034)	-	89,569	—

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs is subject to a number of risks, including risks relating to our industry and business, risks relating to the Group’s corporate structure, risks relating to doing business in China and risks relating to the ADSs. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information — D. Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Relating to Our Industry and Business

●	The Group has a limited operating history, which makes it difficult to evaluate its business.

●	If the Group fails to acquire new users or retain existing users, or if user engagement on the Group’s platform declines, its business, results of operations and financial condition may be materially and adversely affected.

●	There is substantial doubt as to our ability to continue as a going concern.

●	We require a significant amount of cash to fund our operations as well as to meet our Convertible Loan obligations. If we cannot obtain additional financing and liquidity, our business, financial condition and results of operation will be materially and adversely affected.

●	The Group has incurred net losses in the past and may continue to incur losses in the future.

●	The Group’s inability to fully comply with Audio-visual Program Provisions may expose it to administrative sanctions, which would materially and adversely affect the Group’s business, results of operations and financial condition.

●	If the Group does not continue to increase the strength of its brand, the Group may not be able to maintain current or attract new users and customers for its products and services.

●	Any catastrophe, including natural catastrophes and outbreaks of health pandemics and other extraordinary events, could disrupt the Group’s business operation. For example, the COVID-19 pandemic may have a material adverse effect on the Group’s business, results of operations and financial condition, as well as the trading price of the ADSs.

●	If the Group is unable to compete effectively in the industry it operates, the Group’s business, results of operations and financial condition may be materially and adversely affected.

●	The Group generates a substantial majority of its revenues from advertising and marketing. A decline in the Group’s advertising and marketing revenues could harm its business.

●	The Group may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on its ability to own key assets such as its mobile applications.

●	Privacy concerns relating to the Group’s products and services and the use of user information could damage its reputation, deter current and potential users and customers from using the Group’s mobile applications and negatively impact its business.

●	We may be subject to cybersecurity review by regulatory authorities of the PRC in the future.

Risks Relating to Our Corporate Structure

●	We rely on contractual arrangements with the Group VIEs and their respective shareholders to operate the Group’s business, which may be less effective than equity ownership in providing operational control and otherwise materially and adversely affect the Group’s business.

●	The shareholders of the Group VIEs may have potential conflicts of interest with us, which may materially and adversely affect the Group’s business, results of operations and financial condition.

●	If the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. In addition, our ADSs may significantly decline in value or become worthless if we are unable to assert our contractual control over the assets of the Group VIEs.

●	Substantial uncertainties exist with respect to whether the controlling of PRC onshore variable interest entities by foreign investors via contractual arrangements will be recognized as “foreign investment” and how it may impact the viability of the Group’s current corporate structure and operations.

Risks Relating to Doing Business in China

●	Changes in the political and economic policies of the PRC government may materially and adversely affect the Group’s business, results of operations and financial condition and may result in the Group’s inability to sustain our growth and expansion strategies. The PRC government may intervene or influence our operations at any time, which could result in a material change in the Group’s operations and/or the value of our ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder the Group’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.

●	The approval of and the filing with the China Securities Regulatory Commission, or the CSRC, or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, which may hinder our ability to continue to offer securities to investors offshore; in addition, the regulation of the CSRC or other PRC regulatory agencies establish complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

●	We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and the Group VIEs to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries or the Group VIEs to make payments to us could materially and adversely affect our ability to conduct the Group’s business.

●	We are subject to restrictions on currency exchange.

●	The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

●	Our ADSs will be prohibited from trading on the OTC in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCAA if the PCAOB is unable to inspect or fully investigate auditors located in China at any point in the future.

Risks Relating to the ADSs

●	The trading price of the ADSs may be volatile, which could result in substantial losses to you.

●	The delisting of our ADSs from Nasdaq may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.

●	There are no independent directors on our board, which may create a potential conflict of interest.

●	Because we do not expect to pay cash dividends in the foreseeable future, you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them.

●	Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

●	The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

Risks Relating to Our Industry and Business

The Group has a limited operating history, which makes it difficult to evaluate its business.

The Group launched Qutoutiao in June 2016 and Midu Novels in May 2018, and further introduced Midu Lite in May 2019. The Group has experienced rapid growth in terms of installed users, MAUs, DAUs and revenues from 2016 to 2020, but declines in terms of these operating metrics and revenues in 2021, 2022 and 2023. As our operating history has suggested, the Group’s historical development trend may not be indicative of its future performance, and we cannot assure you that the level of growth we had prior to 2020 will be sustainable or achievable at all in the future. The Group’s growth prospects should be considered in light of the risks and uncertainties that companies with a limited operating history in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

●	retain existing users on, and attract new users to, the Group’s platform;

●	present real-time customized feeds to users based on their profiles, behaviors and social relationships;

●	maintain the effectiveness of the Group’s user loyalty programs;

●	maintain stable relationships with the Group’s content providers;

●	develop and implement successful monetization measures;

●	convince advertising customers of the benefits of the Group’s advertising and marketing services compared to alternative forms of marketing;

●	increase brand awareness through marketing and promotional activities;

●	upgrade existing technology and infrastructure and develop new technologies to support increasing user traffic, improve user experience, expand functionality and ensure system stability;

●	successfully compete with other companies that are currently in, or may in the future enter, our industry;

●	attract, retain and motivate talented employees;

●	adapt to the evolving regulatory environment; and

●	defend the Group against litigation, regulatory, intellectual property, privacy or other claims.

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

The size of the Group’s user base and the level of user engagement are critical to its success. The Group’s mobile applications had approximately 8.5 million combined average MAUs, approximately 2.9 million combined average DAUs and average daily time spent per DAU of approximately 41.8 minutes in the three months ended December 31, 2023. The Group’s business has been and will continue to be significantly affected by its ability in growing the number of active users and increasing their overall level of engagement on the Group’s platform. The size of the Group’s user base and the level of user engagement faced downward pressures in 2021 and 2022 due to the change of the operating strategies we adopted as we faced uncertainties in the advertising market, the tightening regulatory environment in internet and technology sector in China and the negative impacts of the COVID-19 pandemic on China’s macro-economic environment, and continued to face downward pressures in 2023 due to macroeconomic downturn and customer advertising budget constraints. We could also see user base decreases for certain future periods of time if we further adjust or change our strategy. To the extent the Group’s user growth rate slows or its user base decreases, the Group’s success will become increasingly dependent on our ability to increase user engagement with the Group’s platform. The Group has implemented user account systems and loyalty programs to, among other things, help it cost-effectively acquire new users and develop an engaged and loyal user base. However, although such user account systems and loyalty programs have contributed significantly to the growth in the Group’s installed users and high user engagement in the past, there can be no assurance that such systems and programs will continue to function effectively. Additionally, the Group’s acquisition cost per user may increase as it implements new marketing initiatives, such as placing advertisements in app stores. The Group’s user engagement efforts, including by increasing the number of content providers, expanding the breadth and quality of content, including video and user generated content, on its platform, diversifying into new content formats and strengthening its content recommendation capabilities, may also not achieve expected results. Users may no longer perceive content and other products and services on the Group’s platform to be entertaining and relevant, and it may not be able to attract users or increase their usage frequency of its platform. If we fail to execute any such new initiatives successfully or in a cost-effective manner, the Group’s business, results of operations and financial condition would be materially and adversely affected. If the Group is unable to grow its user base or the level of user engagement, or if the number of users or their level of engagement declines, this could result in its platform being less attractive to potential new users and thus advertising customers, which would have a material and adverse impact on the Group’s business, results of operations and financial condition.

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

There is substantial doubt as to our ability to continue as a going concern.

The following factors raise substantial doubt about our ability to continue as a going concern:

●	For the years ended December 31, 2021, 2022 and 2023, we incurred net losses of RMB1,240.2 million, RMB914.8 million and RMB185.3 million (US$26.1 million), respectively.

●	For the years ended December 31, 2021, 2022 and 2023, we had net cash used in operating activities of RMB279.1 million, RMB443.8 million and RMB65.7 million (US$9.3 million), respectively.

●	As of December 31, 2023, we had an accumulated deficit of RMB8,724.5 million (US$1,228.8 million) and a deficit in working capital of RMB458.9 million (US$64.6 million).

●	As of December 31, 2023, we had cash, cash equivalents, restricted cash and short-term investments of RMB91.7 million (US$12.9 million).

●	As of December 31, 2023, as discussed in Note 13 and Note 25 to the consolidated financial statements, the Group has a convertible loan from Alibaba, or the Convertible Loan, of approximately RMB1.94 billion (US$274.6 million), including principal of US$171.1 million and unpaid interest that was expected to be matured within one year from the date of the issuance of the consolidated financial statements.

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

We require a significant amount of cash to fund our operations. The Group had negative cash flow from operating activities of RMB279.1 million, RMB443.8 million and RMB65.7 million (US$9.3 million) for the years ended December 31, 2021, 2022 and 2023, respectively. Our ability to increase or maintain our user base, net revenues and gross profit will depend to a significant degree on our ability to obtain a sufficient amount of additional cash and liquidity to fund our operations.

We also require a significant amount of cash to meet our Convertible Loan obligations. We have a Convertible Loan of US$171.1 million advanced by Alibaba with an original maturity date of April 4, 2022. We and Alibaba entered into several supplemental agreements to the original convertible loan agreement, pursuant to which the maturity date of the Convertible Loan has been extended to April 30, 2025. The interest rate of the Convertible Loan has also been amended from an original compound rate of 3% per annum to a compound rate of 9% per annum plus a simple rate of 3% per annum, calculated from the original loan drawdown date of April 4, 2019. The total amount of the principal and accumulated interest payable of the Convertible Loan, including the incremental interest related to the increase in interest rate under the supplemental agreements, will amount to approximately US$312.7 million (RMB2,214.6 million) as of April 30, 2025. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for further details. We cannot assure you that we will be able to further extend the maturity date of the principal and accrued and unpaid interest of the Convertible Loan or repay the principal and accrued and unpaid interest of the Convertible Loan as they become due. Given the significance of the amount repayable upon maturity, the maturity of the Convertible Loan will have a significant impact on our liquidity.

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

The Group incurred net losses of RMB1,240.2 million, RMB914.8 million and RMB185.3 million (US$26.1 million) for the years ended December 31, 2021, 2022 and 2023, respectively. If we are unable to generate adequate revenues and to manage our cost and expenses, we may continue to incur significant losses in the future and may not be able to achieve profitability. In addition, we may continue to incur losses in the future due to a number of reasons, many of which are beyond our control, including tightening advertising budget of the Group’s advertising customers, declining demand for the Group’s products and services, increasing competition, emergence of alternative business models, changes in regulations and government policies, changes in general economic conditions, COVID-19 as well as other risks described in this annual report.

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

In particular, the COVID-19 pandemic negatively affected the global and Chinese economy as well as the advertising market in China from the beginning of 2020 to 2022, and put constraints on the advertising budget of the Group’s advertising customers, which might negatively affect its business, results of operations and financial condition, as well as the trading price of the ADSs.

The Group’s operations were also impacted by measures taken by national and regional Chinese governments to contain COVID-19 during this period. For example, a wave of infections caused by the Omicron variant emerged in Shanghai, where the majority of the Group’s workforce is based, in early 2022, and a series of restrictions and quarantines were implemented to contain the spread. As a result, our employees in Shanghai were not able to work in the office and we were not able to conduct our business operations as usual, which had significant adverse impact on the Group’s business and results of operations. China began to modify its policy to contain COVID-19 in December 2022. There were surges of cases in many cities during this time, and there remains uncertainty as to the future impact of the virus. We cannot be assured that restrictive measures will not be implemented in the future, and the Group’s business, results of operations and financial condition may be adversely affected by such measures.

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

The Group generated a substantial majority of its revenues from advertising and marketing services in 2021, 2022 and 2023. Given the Group’s short history, it has limited experience in operating the programmatic advertising system and in acquiring its own advertising agents and advertising customers. The Group may not be able to recruit sufficient sales personnel to effectively and efficiently acquire and retain advertising agents and advertising customers. The effectiveness of the Group’s programmatic advertising system may not perform as expected and achieve widespread acceptance by advertising customers.

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

We have faced downward pressures in the Group’s business and operations in 2021, 2022 and 2023, which have placed and will continue to place significant demands on our management, operational and financial resources. We may encounter difficulties as the Group establishes and expands its operations, product development, sales and marketing, and general and administrative capabilities. We face significant competition for talented employees from other high-growth companies, which include both publicly traded and privately held companies, and we may not be able to hire new employees quickly enough to meet the Group’s needs. To attract highly skilled personnel, we have had to offer, and believe we will need to continue to offer, competitive compensation packages. We are subject to the risks of over-hiring, over-compensating the Group’s employees and over-expanding the Group’s operating infrastructure, and to the challenges of integrating, developing and motivating a growing employee base. In addition, we may not be able to innovate or execute as quickly as a smaller and more efficient organization. If we fail to effectively manage the Group’s hiring needs and successfully integrate the Group’s new hires, the Group’s efficiency and ability to meet the Group’s forecasts and the Group’s employee morale, productivity and retention could suffer, and the Group’s business, results of operations and financial condition could be adversely affected.

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

In addition, advertisements on the Group’s mobile applications may also subject us to legal proceedings, which may result in penalties on us and adversely affect our financial condition. For instance, in 2022, one of our material subsidiaries and one of the Key VIEs paid fines of RMB82.8 million in aggregate as a result of alleged fraudulent advertisements that an advertising customer placed on the Group’s online platform. See “Item 8. Financial Information — A. Consolidated Statement and other Financial Information — Legal and Administrative Proceedings — Lawsuit Relating to Advertisements on Our Online Platform.” We have continued to implement various measures to improve our internal procedures. For instance, we have further enhanced screening and review of the qualification of the advertising agents and advertisers that place advertisements on our online platform. We have also further optimized our advertising business team and devoted additional efforts to handle complaints relating to advertisements on our online platform.

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

Government regulation of content and of content platforms generally may broaden in scope and oversee additional aspects of content platforms’ operation, such as information security, user suitability management, anti-addiction, and sales and marketing, in addition to being strengthened and becoming stricter as to content and advertising. For example, on December 15, 2019, the CAC promulgated the Provisions on Ecological Governance of Network Information Content, which became effective on March 1, 2020. The Provisions specify the information that is encouraged for, prohibited from or prevented and rejected from dissemination, to further regulate the network information and content. In addition, on November 29, 2021, the Office of the Ministry of Culture and Tourism issued the Opinions on Strengthening the Protection of Minors in the Network Cultural Market, which propose the entities to strengthen the construction of online content, explore the establishment of the review and judgment standards of the content unsuitable for minors to access, continue to improve the ability to identify illegal content models and improve the professionalism and effectiveness of manual audit to block and clean up the harmful content timely and effectively such as cult, pornography, illegal missionary, dangerous behavior, negative values and so on. On October 16, 2023, the State Council issued the Regulation on the Protection of Minors in Cyberspace which took effect on January 1, 2024. The Regulation provides that the organization or individual that produces, reproduces, releases or disseminates the information that may affect the physical and mental health of minors, such as information that may cause or induce minors to imitate unsafe acts, to commit acts in violation of social morality, to produce extreme emotions or to develop bad hobbies shall give a conspicuous reminder before displaying such information and the providers of cyber products and services, personal information handlers, manufacturers and sellers of intelligent terminal products shall abide by laws, administrative regulations and the relevant provisions of the State, respect social moralities, follow business ethics, act in good faith, fulfill the obligation of protecting minors in cyberspace, assume social responsibilities and cooperate with the relevant authorities in carrying out the supervision and inspection involving the protection of minors in cyberspace in accordance with the law. Any such new or broadened regulatory measures or oversight may cause the Group to incur higher compliance costs, revise the Group’s operational strategies, target user groups or promotional models, and thereby adversely affect the Group’s business and results of operations.

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

The Group’s quarterly results of operations have fluctuated in the past and will continue to fluctuate in the future. As a result, the Group’s past quarterly results of operations are not necessarily indicators of future performance. The Group’s results of operations in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

●	the Group’s ability to maintain its user base and user engagement;

●	fluctuations in spending by the Group’s advertising customers, including as a result of seasonality or other factors;

●	the Group’s ability to attract and retain advertising customers;

●	the occurrence of planned or unplanned significant events, including events that may cause substantial share-based compensation or other charges;

●	the development and introduction of new content formats, products or services or changes in features of existing content formats, products or services;

●	the impact of competitors or competitive products and services;

●	increases in the Group’s costs and expenses that we may incur to grow and expand the Group’s operations and to remain competitive;

●	changes in the legal or regulatory environment or proceedings, including with respect to security, privacy or enforcement by government regulators, including fines, orders or consent decrees; and

●	changes in Chinese or global business or macroeconomic conditions.

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

The Chinese government heavily regulates the Internet industry, including foreign investment in the Chinese Internet industry, content on the Internet and license and permit requirements for service providers in the Internet industry. Since some of the laws, regulations and legal requirements with respect to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the Chinese legal system is based on written statutes, such that prior court decisions can only be cited for reference and have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liabilities. Issues, risks and uncertainties relating to China’s government regulation of the Chinese Internet sector include the following:

●	The Group operates its mobile applications in China through businesses controlled via contractual arrangements rather than equity ownership due to restrictions on foreign investment in businesses providing value-added telecommunication services, including substantially all of the Group’s paid services and advertising services.

●	Uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, give rise to the risk that some of the Group’s permits, licenses or operations may be subject to challenge, which may be disruptive to the Group’s business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on the Group. For example, some of our business activities involve providing 1v1 real-time audio and video social communication functions, which might be regarded as provision of value-added telecommunications services of instant information interaction services under Catalog of Telecommunications Business and we might be ordered to obtain the value-added telecommunications service license covering service scope for provision of instant information interaction services which we have not obtained yet. Apart from this, the numerous and often vague restrictions on acceptable content in China subject the Group to potential civil and criminal liability, temporary blockage of the Group’s mobile applications or complete shutdown of the Group’s mobile applications. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website or mobile applications it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the recently amended Law on Preservation of State Secrets which published on February 27, 2024 and will become effective on May 1, 2024 provides that whenever a network operator detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any content on its website that may lead to disclosure of state secrets and carry out technical processing of the relevant equipment. Failure to do so on a timely and adequate basis may subject the service provider to liability and certain penalties imposed by the State Security Bureau, Ministry of Public Security and/or MIIT or their respective local counterparts.

●	On September 28, 2009, the NRTA (previously known as the SART, GAPPRFT and SARFT) and the National Office of Combating Pornography and Illegal Publications jointly published a circular expressly prohibiting foreign investors from participating in Internet game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements.

●	On February 4, 2016, the NRTA and the MIIT jointly issued the Rules for the Administration for Internet Publishing Services, or the Internet Publishing Rules, which took effect on March 10, 2016, and prohibit wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises from engaging in the provision of web publishing services. Under such rules, an Internet publishing license is required for a provider of online publications. Uncertainty remains regarding the interpretation of relevant concepts, including “online publications.” Although we have not been explicitly required by the NRTA or other relevant authorities to obtain an Internet publishing license to continue our business so far, we may face further scrutiny by such authorities, which may require us to apply for such license and/or subject us to penalties. In addition, project cooperation between an Internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual involving Internet publishing services shall be subject to examination and approval by the NRTA in advance.

●	In November 2020, the NRTA promulgated the Circular on Strengthening the Administration of the Online Show Live Streaming and E-commerce Live Streaming, or Circular 78. According to Circular 78, platforms providing online show live streaming or e-commerce live streaming services shall, among other things, register their information and business operations in the National Internet Audio-visual Platforms Information Management System, ensure real-name registration for all live streaming hosts and virtual gifting users, prohibit users that are minors or without real-name registration from virtual gifting, and set a limit on the maximum amount of virtual gifting per time, per day, and per month. On February 9, 2021, the CAC, the National Office of Anti-Pornography and Anti-Illegal, the MIIT, the Ministry of Public Security, or the MPS, the MCT, the SAMR and the NRTA jointly issued the Circular on the Guiding Opinions on Strengthening Standardized Management of Online Live Streaming, which further states that live-streaming platforms which carry out commercial online performances shall hold the Internet Cultural Business License, or ICB License, and go through ICP record-filing and live streaming platforms which provide online audio-visual program services must obtain the Audio-Visual Permit (or complete the registration on the National Internet Audio-visual Platforms Information Management System) and complete the ICP filing procedure. As of the date of this annual report, Beijing Supreme Pole International Sports Development Co., Ltd. has obtained the Audio-Visual Permit and the Group has been registered in the National Internet Audio-visual Platforms Information Management System with the Qutoutiao app. We cannot assure you all the live streaming platforms operated by us can be successfully registered with the National Internet Audio-visual Platforms Information Management System. Failure to make such registration may have adverse impact on the Group’s business. On March 25, 2022, the CAC, the SAT and the SAMR jointly issued Opinions on Further Regulating Profit-making Behaviors of Webcast to Promote the Healthy Development of the Industry, which provides that online live streaming platforms shall, on a semi-annual basis, submit to the cyberspace administration at the provincial level and the competent tax authorities information such as the personal identity of an online live streaming publisher who engages in online live streaming for profit, his or her live streaming account, online nickname, account name, type of income, and profitability and cooperate with cyberspace, market regulation, taxation and other authorities to conduct supervision and inspection according to the relevant laws. Circular 78 also sets forth requirements for certain live streaming businesses with respect to live streaming review personnel requirements, content tagging requirements, and other requirements. For more information on Circular 78, see “Item 4. Information on the Company — C. Regulations — Regulations Related to Online Live Streaming Services.” As there remain uncertainties to some of the requirements in Circular 78 and its implementation standards, we are still in the process of getting further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Circular 78 on the Group’s business. Any further regulatory updates with respect to Circular 78 or other intensified regulation with respect to live streaming may increase the Group’s compliance burden in the live streaming business, and may have an adverse impact on the Group’s business and results of operations.

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

The Group collects personal data from its users in order to better understand its users and their needs and to help advertising customers target specific demographic groups. Through an automated process, the Group develops a social graph for each user based on such person’s profile, behavior and social relationships. Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause the Group to lose users and customers and adversely affect the Group’s business, results of operations and financial condition. While the Group strives to comply with applicable data protection laws and regulations, as well as its own posted privacy policies and other obligations it may have with respect to privacy and data protection, the failure or perceived failure to comply may result, and in some cases has resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause the Group to lose users and customers, which could have an adverse effect on the Group’s business. For example, on September 28, 2023, Shanghai Jifen was notified by Shanghai Internet Information Office for collecting the personal information beyond the scope, failing to erase personal information upon deregistration and compulsorily collecting unnecessary personal information. Shanghai Jifen has completed the rectification.

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

On February 22, 2023, the CAC issued the Measures for the Standard Contract for Outbound Transfer of Personal Information, or the Standard Contract Measures, which took effect on June 1, 2023, regulates any personal information handler who intends to transfer personal information outside the PRC to a foreign recipient by entering into the standard contract. It provides that the previous transferring of personal information shall meet all of the following conditions: (i) it is not a critical information infrastructure operator; (ii) it processes the personal information of less than one million individuals; (iii) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year and prior to the outbound transfer of personal information, the personal information handler shall conduct a personal information protection impact assessment. Furthermore, the personal information handler shall, within ten working days after the standard contract enters into effect, apply for filing with the cyberspace administration at the provincial level. Any failure in the completion of the filing and compliance with such requirements may result in fines or other penalties, including suspension of services, fines or revoking relevant business permits or business licenses.

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating the Cross-border Flow of Data, or the Cross-border Flow of Data Provisions, which took effect on the same day and provides that unless the otherwise provided, the data processor shall apply for security assessment for cross-border data transfer to the CAC through the local cyberspace administration at the provincial level if any of the following conditions is met (i) the critical information infrastructure operator transfers personal information or important data abroad, or (ii) the data processor other than a critical information infrastructure operator transfers important data abroad, or has, since January 1 of the current year, transferred the personal information of more than 1 million users (excluding sensitive personal information) or the sensitive personal information of more than 10,000 users abroad cumulatively. Furthermore, the Cross-border Flow of Data Provisions also provides that unless the otherwise provided therein, the data processor other than a critical information infrastructure operator who has, since January 1 of the current year, transferred the personal information of more than 100,000 users, less than 1 million users (excluding sensitive personal information) or the sensitive personal information of more than 10,000 users abroad cumulatively shall conclude a standard contract for outbound transfer of personal information with overseas recipients or go through the authentication for protection of personal information in accordance with the law.

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

We are also dependent on the services of Mr. Bing Xu, chief executive officer and chief financial officer. Although Mr. Xu spends significant time with us and is active in the management of the Group’s business, he does not devote his full time and attention to us. If Mr. Xu reduces his time with us in the future and becomes less involved with the management of the Group’s business, we may no longer benefit from his extensive industry experience and the Group’s business and growth may suffer.

Our co-founder and chairman, Mr. Eric Siliang Tan, has control over us and our corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

Our co-founder and chairman, Mr. Eric Siliang Tan, has control over us and our corporate matters. Mr. Tan beneficially owns 27,123,442 of our Class B ordinary shares through Innotech Group Holdings Ltd., a British Virgin Islands limited liability company which is ultimately controlled by him. As of the date of this annual report on Form 20-F, these Class B ordinary shares constituted approximately 41.2% of our total issued and outstanding share capital and 87.5% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees — C. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Tan has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

The Group has incurred and may continue to incur substantial share-based compensation expenses.

We have adopted an equity incentive plan that permits the grant of share options, restricted shares, restricted share units, dividend equivalents, share appreciation rights and share payments as equity-based awards, to our directors, officers, employees and consultants. The equity incentive plan replaced the 2017 equity incentive plan and 2018 equity incentive plan that we previously adopted in their entirety and assumed all awards granted under these two plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all share options and other awards under our equity incentive plan was initially 12,464,141 Class A ordinary shares. On March 5, 2019, the Company increased the aggregate number of Class A ordinary shares reserved for issuance pursuant to awards granted under the equity incentive plan by 3.5% of the total number of Class A ordinary shares and Class B ordinary shares outstanding as of December 31, 2018. On every January 1 thereafter for four years, the aggregate number of Class A ordinary shares reserved and available for issuance pursuant to awards granted under the equity incentive plan will be increased by 2.0% of the total number of Class A ordinary shares and Class B ordinary shares outstanding on December 31 of the preceding calendar year. As of the date of this annual report on Form 20-F, options to purchase 6,041,461 Class A ordinary shares had been granted and were outstanding under our equity incentive plan. The Group is required to account for options granted to our employees, directors and consultants. The Group is required to classify options granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the share option or other equity award. In 2021, 2022 and 2023, RMB200.2 million, RMB70.1 million and RMB37.3 million (US$5.3 million) was recognized as share-based compensation expenses, respectively.

We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and motivate our management team and talented employees, and we will continue to grant share-based compensation to employees in the future. As a result, the Group’s expenses associated with share-based compensation may increase significantly, which may have an adverse effect on the Group’s results of operations and financial condition. See Note 15 to our audited consolidated financial statements included elsewhere in this annual report.

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

We regard the Group’s intellectual property as critical to its success. Such intellectual property includes trademarks, patents, domain names, copyrights, know-how and proprietary technologies. We currently rely on trademarks, copyrights, trade secret law and confidentiality, invention assignment and non-compete agreements with the Group’s employees and others to protect the Group’s proprietary rights. See “Item 4. Information on the Company — B. Business Overview — Intellectual Property” and “Item 4. Information on the Company — C. Regulations — Regulations Related to Intellectual Property Rights.” However, we cannot assure you that any of the Group’s intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. One of the Group’s competitors previously filed an objection when we applied for the trademark registration for “Qutoutiao” on the purported ground that “Qutoutiao” is similar to a trademark registered by such competitor. Although such objection was denied by the Trademark Office and we have successfully registered trademark for “Qutoutiao” in 2019, we have received a verdict in which the Trademark Office partially supported such competitor’s subsequent challenge against the validity of this registered trademark. We have brought administrative proceedings against the Trademark Office to dispute the verdict. We were supported by the Beijing Intellectual Property Court, which requires the Trademark Office to withdraw the verdict. However, the competitor appealed to the Higher People’s Court of Beijing in February 2022. On July 13, 2022, the Higher People’s Court of Beijing issued a judgement, revoking the judgement made by the Beijing Intellectual Property Court. On July 20, 2022, the Trademark Office issued an announcement to cancel our trademark registration for “Qutoutiao” under most of the sub-categories (including graphic arts design and computer software design) under Category 42.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established within the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2023, our internal control over financial reporting was ineffective due to the material weakness identified below.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness, which was first identified in the course of preparing the Group’s consolidated financial statements for the year ended December 31, 2017, relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of December 31, 2023.

Since we were a non-accelerated filer as of December 31, 2023, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm. Once we become an accelerated filer or a larged accelerated filer, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. In the future, our management may conclude that our internal control over financial reporting is still not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may not reach the same conclusion. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We and members of our management may be subject to allegations or lawsuits brought by our competitors, individuals, government and regulatory authorities or other persons in the future. Any such lawsuit or allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by the Group or perceived wrong-doing by any key member of our management team could harm our reputation and cause the Group’s user base to decline and distract our management from day-to-day operations of the Group’s. We cannot assure you that the Group or key members of our management team will not be subject to lawsuits or allegations of a similar nature in the future. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, the Group will record a related contingent liability. As additional information becomes available, we will assess the potential liability and revise estimates as appropriate. In 2021, 2022 and 2023, the Group did not record any contingent liabilities relating to pending litigation. On August 20, 2020, we and certain of our current and former directors and officers were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York. This action is brought on behalf of a putative class of persons who purchased or acquired our securities pursuant or traceable to our September 2018 initial public offering or April 2019 secondary public offering, or otherwise acquired our securities between September 14, 2018 and December 16, 2020 or “the Putative Class Period.” The complaint alleges violations of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder based on alleged materially false or misleading statements or omissions in offering documents and/or issued throughout the Putative Class Period. Lead Plaintiff was appointed, and a consolidated amended complaint was filed on January 15, 2021. We filed a motion to dismiss such amended complaint on March 16, 2021. Lead Plaintiff filed an opposition to the motion on May 17, 2021, and we filed a reply on July 1, 2021. On August 3, 2023, the District Court granted the motion to dismiss in its entirety. Plaintiff appealed the dismissal of the Securities Act of 1933 claims to the United States Court of Appeals for the Second Circuit. Plaintiff alleges on appeal there were materially false or misleading statements or omissions made only in the offering documents. On January 3, 2024, Plaintiff filed his opening brief, and on April 3, 2024, we filed our brief in response. Plaintiff filed his reply brief on April 24, 2024. A decision on the appeal is pending. It is premature at this stage of the litigation to evaluate the likelihood of a favorable or unfavorable outcome. In addition, in 2022, one of our material subsidiaries and one of the Key VIEs paid fines of RMB82.8 million in aggregate as a result of alleged fraudulent advertisements that an advertising customer placed on the Group’s online platform. For a detailed description of these cases, please refer to “Item 8. Financial Information — A. Consolidated Statement and other Financial Information — Legal and Administrative Proceedings.”

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

In addition, some of our VIEs and subsidiaries were fined an insignificant amount in 2023 for underpaying income tax. We have paid such fines in full and on time.

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

If the Group’s corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of the Group VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to the Group’s business. In addition, our ADSs may significantly decline in value or become worthless if we are unable to assert our contractual control over the assets of the Group VIEs. Further, if the Group’s corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the Group’s business and operating licenses;

●	levying fines on us;

●	confiscating any of the Group’s income that they deem to be obtained through illegal operations;

●	shutting down the Group’s services;

●	discontinuing or restricting the Group’s operations in China;

●	imposing conditions or requirements with which the Group may not be able to comply;

●	requiring us to change the Group’s corporate structure and contractual arrangements;

●	restricting or prohibiting the Group’s use of the proceeds from overseas offering to finance the Group VIE’s business and operations; and

●	taking other regulatory or enforcement actions that could be harmful to the Group’s business.

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

These regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the SAMR when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 (as amended in January 2024) is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow the Group’s business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand the Group’s business or maintain our market share. See “Item 4. Information on the Company — C. Regulations — Regulations Related to Mergers and Acquisitions and Overseas Listings.”

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

PRC laws and regulations, such as the M&A Rules, and other relevant rules, established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to a merger control security review. In August 2011, the MOFCOM promulgated the Rules on Implementation of Security Review System, or MOFCOM Security Review Rules, effective from September 1, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by the MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements of offshore transaction. Factors that the MOFCOM considers in its review are whether (i) an important industry is involved, (ii) such transaction involves factors that have had or may have an impact on national economic security and (iii) such transaction will lead to a change in control of a domestic enterprise that holds a well-known PRC trademark or a time-honored PRC brand. Furthermore, on December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, or the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance. As the Foreign Investment Security Review Measures are recently promulgated, there are great uncertainties with respect to its interpretation and implementation. If a business of any target company that we plan to acquire tails into the ambit of security review, we may not be able to successfully acquire such company. In addition, the PRC Anti-Monopoly Law requires that the anti-monopoly law enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. On March 10, 2023, the SAMR further issued the Provisions on the Review of Concentrations of Undertaking, which took effect on April 15, 2024, to further enhance the enforcement on the supervision of concentration of undertakings. Complying with the requirements of the relevant regulations to complete any such transaction could be time-consuming, and any required approval process, including approval from the MOFCOM, or other governmental authorities may delay or inhibit our ability to complete such transactions, which could affect our ability to expand the Group’s business.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China and the Group VIEs is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2023. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015 and was amended on December 30, 2019 and on March 23, 2023, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Supplementary Circular of the General Affairs Department of the State Administration of Foreign Exchange on Business Operational Issues Concerning Improving Administration for the Payment and Settlement of the Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 88, and the Circular of the State Administration of Foreign Exchange on Relevant Issues Concerning Pilot Reform in Some Regions on Administrative Approaches to Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 36. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016 and amended on December 4, 2023, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is an auditor of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the MOF, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection fieldwork and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have preliminarily identified numerous deficiencies in the audit firms in China, which are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world, and the final inspection reports were issued in 2023. If audit firms in China had been subject to such inspections in the past, such deficiencies may have been identified earlier and these audit firms, including our auditor, may have taken remedial measures to address any such deficiencies, and the historical inability of the PCAOB to inspect audit firms in China has deprived our investors of the benefits of such inspections. Because our auditor was not subject to such inspections before 2022, we cannot assure you that it will have sufficient time to fully address any deficiency that may be identified as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors or potential investors in our ADSs to lose confidence in the quality of the Group’s consolidated financial statements.

In addition, while the PCAOB announced in December 2022 and November 2023 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again.

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

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	announcements of studies and reports relating to the quality of our credit offerings or those of our competitors;

●	changes in the economic performance or market valuations of other mobile content platform companies;

●	actual or anticipated fluctuations in the Group’s quarterly results of operations and changes or revisions of the Group’s expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the markets for mobile content and targeted advertising and marketing services;

●	announcements by the Group or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or the ADSs; and

●	sales or perceived potential sales of additional ordinary shares or ADSs.

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

On April 12, 2023, the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting with the SEC to delist us from Nasdaq, and the delisting became effective 10 days after filing the Form 25. The delisting of our ADSs from Nasdaq has had and may continue to have a material adverse effect on us by, among other things, causing investors to dispose of our ADSs and limiting:

●	the liquidity of our ADSs;

●	the market price of our ADSs;

●	the number of institutional and other investors that will consider investing in our ADSs;

●	the availability of information concerning the trading prices and volume of our ADSs;

●	the number of broker-dealers willing to execute trades in our ADSs; and

●	our ability to obtain equity or debt financing for the continuation of our operations.

The lack of an active trading market may limit the liquidity of an investment in our ADSs, meaning you may not be able to sell our ADSs you own at times, or at prices, attractive to you. Any of these factors may materially and adversely affect the price of our ADSs.

There are no independent directors on our board, which may create a potential conflict of interest.

We are not subject to listing requirements of any national securities exchange and, as a result, we are not at this time required to have any “independent directors” on our board. On May 11, 2023, both of our independent directors resigned due to personal reasons. Following such resignation, our board of directors resolved to dissolve our audit, compensation and nominating and corporate governance committees on May 12, 2023. The functions that would have been performed by such committees are performed by our board of directors instead. Since all three directors on our board are executive officers, namely Eric Siliang Tan, our co-founder and chairman, Bing Xu, our chief executive officer and chief financial officer, and Jianfei Dong, our co-president, the lack of independent directors on our board could create a potential conflict of interest in that our directors have the authority to determine issues concerning management compensation, nominations, and audit that may conflict with the interest of our shareholders.

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

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. As of December 31, 2023, we had 46,920,018 Class A ordinary shares and 32,937,193 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares sold in our initial public offering and follow-on public offering are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other Class A ordinary shares outstanding are available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. To the extent a large number of shares are converted to ADSs and sold into the market, the market price of the ADSs could decline significantly.

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

Based on the composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or a PFIC, for our most recent taxable year, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or

●	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income, which generally includes cash.

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

We currently conduct the Group’s business primarily through the following subsidiaries, the Key VIEs and their subsidiaries:

●	Shanghai Jifen, a Key VIE, primarily engages in the operation of our Qutoutiao mobile application;

●	Big Rhinoceros Horn, a Key VIE, primarily engaged in the operation of our Midu Novels and Midu Lite mobile application;

●	Anhui Zhangduan, a subsidiary of Shanghai Jifen, primarily engages in content management;

●	Beijing Qukandian Internet Technology Co., Ltd., or Beijing Qukandian, a subsidiary of Shanghai Jifen, primarily engages in content procurement;

●	Shanghai Dianguan Internet Technology Co., Ltd., or Shanghai Dianguan, our subsidiary that primarily provides advertising and marketing services;

●	Shanghai Quyun, our subsidiary, primarily engages in technology R&D;

●	Shanghai Chenxing, a subsidiary of Shanghai Quyun, primarily engages in technology R&D;

●	Shanghai Zhicao, our subsidiary, primarily engages in technology R&D;

●	Beijing Churun Internet Technology Co., Ltd., or Beijing Churun, primarily engages in the operation of live-streaming business;

●	Beijing Supreme Pole International Sports Development Co., Ltd., or Beijing Supreme Pole, a subsidiary of Beijing Churun; and

●	Shanghai Ququanquan Information Technology Co., Ltd., or Shanghai Ququanquan, a Key VIE, primarily engages in software and information technology services.

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

Overview

The Group operates a mobile content platform in China with a mission to bring fun and value to its users. The Group’s eponymous mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Since its beginning as a news aggregator, Qutoutiao has evolved and developed significantly on the content side and now also has a rich offering in short video content, online games and live-streaming. Midu, first launched in May 2018 as Midu Novels and with an alternative version Midu Lite launched one year later, pioneered provision of free online literature supported by advertising. It became one of the market leaders of the free online literature industry. The Group has also been developing standalone short video applications and mobile games among the many other initiatives in motion since early 2019 to further diversify the range of products its users can enjoy and the ways in which it can bring value to its users. Although the Group had been under market expansion pressure in 2021 with further downward trend in 2022 and 2023, the Group’s mobile applications still gained a certain level of success and popularity among Chinese mobile internet users, with combined average MAUs of approximately 8.5 million, combined average DAUs of approximately 2.9 million and average daily time spent per DAU of approximately 41.8 minutes in the three months ended December 31, 2023.

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

Covering a broad range of topics, Qutoutiao is focused on humor, stories and other light entertainment content that delight and inspire. The Group’s content is generally sourced from third-party professional media companies under licensing arrangements. To improve the efficiency of its business processes, the Group changed its strategy to focus on developing other content sourcing channels and closed its online content upload system in the second half of 2022.

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

The Group’s net revenues decreased from RMB4,339.6 million in 2021 to RMB1,083.0 million in 2022 primarily due to the disruptions from the COVID-19 pandemic and weakness of macro environment in internet and technology sector, which adversely impacted on advertising demands, and further decreased to RMB745.6 million (US$105.0 million) in 2023 primarily due to macroeconomic downturn and customer advertising budget constraints. We have made significant progress on cost optimization and budgeting process to improve operating margin. The Group incurred net losses attributable to Qutoutiao Inc. of RMB1,239.6 million in 2021, RMB914.8 million in 2022 and RMB185.3 million (US$26.1 million) in 2023. Non-GAAP net losses attributable to Qutoutiao Inc., which represented net losses attributable to Qutoutiao Inc. before share-based compensation expenses, were RMB1,039.4 million in 2021, RMB969.3 million in 2022 and RMB292.0 million (US$41.1 million) in 2023.

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

	For the Year Ended December 31,
	2022	2023
	(in millions, except for daily time spent data)
Combined Average MAUs during the period	31.4	8.5
Combined Average DAUs during the period	9.9	2.9
New Installed Users	76.5	17.2
Average daily time spent per DAU during the period (minutes)	40.9	41.8

	For the Year Ended December 31,
	2022	2023
	(in RMB)
Average net revenue per DAU per day	0.43	0.69
User Engagement Expenses per DAU per day	0.07	0.04
User Acquisition Expenses per New Installed User	2.66	6.86

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

	For the Year Ended December 31,
	2022	2023
DAUs of loyalty program inclined apps	41.5%	59.3%
DAUs of other apps	58.5%	40.7%

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

The Group’s Content

The Group strives to become the light entertainment content platform of choice for a growing base of users. We believe that light entertainment-oriented and easily digestible content resonates with mobile users, and the Group primarily delivers content that can be viewed by users during a short period of time. The articles on the Group’s platform generally contain both images and short texts and can be read within one minute; and a majority of the videos on the Group’s platform run less than two minutes. In the three months ended December 31, 2023, the average daily time spent per DAU for the Group’s mobile applications was approximately 41.8 minutes. The Group aims to deliver quality and relevant content to users, and content sourcing, management and recommendation are among the core focuses of the Group’s operations.

Content Sourcing

The Group sources content from a few professional media outlets under a licensing arrangement.

The Group’s mobile literature applications, Midu Novels and Midu Lite, primarily source content from traditional PC-based online literature platforms which grant the Group permits to publish their literature content on the Group’s platforms for a fee. The Group curates quality literature content that caters to its users’ interests based on the Group’s analysis of users’ profiles and their reading histories. As of December 31, 2023, the Group offers more than 220,543 pieces of literature on Midu Novels and Midu Lite.

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

●	Algorithm-based Screening. The Group applies algorithms to screen texts as well as images and videos. The Group’s system screens texts based on pre-set keywords, and it utilizes artificial intelligence to identify inappropriate images and videos. The screening system automatically declines content that does not meet the standards of the Group’s platform and flags suspicious content for manual review by the Group’s content management team.

●	Manual Review. The Group’s content management team, which consisted of 82 employees as of December 31, 2023, is responsible for monitoring all information before delivery through the Group’s platform. The content management team reviews suspicious content identified in the algorithm-based screening process and makes the final decision as to whether to decline such content. Given the complexity and diversity of information submitted to the Group’s platform, the Group’s content management team also reviews all content that has not earlier been flagged up in the algorithm-based screening process.

●	Complaint Procedure. A user may submit a complaint about a particular piece of content through the Group’s mobile applications. The user is prompted to identify the basis for the complaint, such as duplication to pre-existing content, violation of law, factual mistake, low quality or plagiarism. The user also needs to provide a written commentary to support the complaint. The Group removes the relevant content if it concludes that the complaint is valid. In addition, while the complaint is under review, the Group may also temporarily block the relevant content from being further delivered until the Group can investigate the complaint and reach a conclusion.

Content Recommendation

The Group’s platform intelligently delivers personalized light entertainment content to users. The content recommendation process involves the following components.

●	Content Tagging. Each piece of content is multi-tagged with references to the key topics it covers. Before submitting an article or video, the content provider may provide up to six tags. Such tags range from general topics such as “entertainment news” to specific topics such as the name of an actor. The Group utilizes both algorithm-based screening and manual review to further refine such tags. Furthermore, the Group’s smart video tagging technology uses deep learning that further increases the accuracy of tags. The Group’s technology also automatically selects and displays to users the most appropriate “cover images” for videos. We believe the Group’s technology has the potential to improve the quality and relevance of video content shown to its users, thereby enhancing user experience.

●	Interest and Social Graphs. Through an automated process, the Group develops interests and social graphs for each user based on the user’s profile, behavior and social relationships. User profile data are provided by users when registering for an account on the Group’s mobile applications. In addition, the Group is also able to gain a fairly accurate picture of a user’s profile, including age, gender and location, based on the user’s behavior on the Group’s platform. The user’s behavior also provides the Group with a granular view of the topics and content characteristics that could be of interest to the user. In addition, the interest and social graphs take into account the user’s social relationships with other users and such other users’ interests and behaviors.

●	Recommendation. The Group’s content recommendation engine suggests content based on each user’s interests and social graphs, and continuously receives behavioral data inputs to update and refine its recommendations in real time to identify content that is most likely of interest to each user.

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

●	Interest and Social Graphing. Through an automated process, the Group develops interest and social graphs for each user based on such person’s profile, behavior and social relationships. The Group assesses the user’s desired content characteristics through technologies including natural language processing, image analysis, and content tagging. The interest and social graphs take into account the user’s social relationships with other users and such other users’ interests, including their behaviors. The Group continuously refines each user’s graphs based on the user’s behavior over time through artificial intelligence.

●	Content Recommendation Engine. The Group’s content recommendation engine recommends content based on user behavior, and continuously receives behavioral data inputs to update and refine its recommendations in real time to identify content that is most likely of interest to each user. The Group’s content recommendation engine is capable of processing large quantities of data, and currently can handle several billion inputs per day. In addition, new content is aggregated and recommended in real time from among millions of new contents added, reducing the possibility that the Group’s users are missing the content that may interest them when they next update their view in the Group’s mobile application.

●	Advertising. The Group’s advertising technology enables advertising customers to bid for audience and automatically deliver relevant, targeted promotional links to users. The Group’s system rewards more relevant advertisements with more prominent positions, despite the potentially lower priced bids of such advertisements. The Group’s audience segmentation technology helps ensure the relevance of advertisements shown to users by analyzing their interests through browsing activity, viewed content and commenting history. In addition, the Group has the ability to predict click-through rates for advertisements using logistic regression, gradient boosting decision tree and linear and nonlinear modeling algorithms. Enhanced precision of these click-through rate projections can help maximize the cost effectiveness of customers’ advertising budgets. The Group’s oCPC system further takes into consideration customers’ overall return requirements by assessing their desired end results in the context of their budgets and the availabilities of relevant advertising inventories, providing a holistic solution to their marketing needs rather than a simple product amid their marketing strategy.

●	Content Screening Technology. The Group’s text screening system screens information based on pre-set keywords. The Group utilizes artificial intelligence to identify inappropriate or objectionable content from images, speeches and videos, significantly increasing efficiency over manual review. The Group also applies deep learning methods to analyze complex visual content. Through big data and continuous training, the Group’s system is able to monitor and identify objectionable visual content with a high degree of accuracy. The screening system automatically declines content that does not meet the standards of the Group’s platform and flags suspicious content for manual review by the Group’s content management team.

●	Fraud Detection. The Group’s fraud detection technology focuses on ensuring that the Group’s user loyalty programs are not abused by fraudulent users or activities. The Group’s anti-fraud system employs self-encoding and deep learning methods such as sophisticated neural networks in analyzing users’ behaviors as well as the locations of and the data from their devices to detect fraud. The Group’s anti-fraud system assigns a fraud score to users based on the inputs it receives, with higher scores signifying a greater suspicion of fraudulent activity. The Group also utilizes artificial intelligence methods including decision trees, random decision forests, naive Bayes classifier, Gaussian mixed model, and logistic regression to maximize the predictive accuracy of the Group’s anti-fraud system while minimizing the need for manual review.

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

Intellectual Property

We regard the Group’s intellectual property as critical to its success. Such intellectual properties include trademarks, patents, domain names, copyrights, know-how and proprietary technologies. We currently rely on trademarks, copyrights, trade secret law and confidentiality, invention assignment and non-compete agreements with the Group’s employees and others to protect the Group’s proprietary rights. As of December 31, 2023, the Group had registered 873 trademarks, including trademark for “Qutoutiao,” and owned 21 patents in the PRC. The Group was the registered holder of 141 domain names in the PRC, and had been granted 867 software copyrights and 48 artwork copyrights as of the same date.

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

Company Name	Name of Permission/License	Governing Government Authority	Grant Date	Expiration Date
Shanghai Jifen	Value-added Telecommunications Service License (the “VAT License”)	Shanghai Communications Administration	September 23, 2022	September 25, 2027
Shanghai Jifen	Network Cultural Business Permit	Shanghai Municipal Administration of Culture and Tourism	October 21, 2022	October 21, 2025
Shanghai Jifen	Registration in the National Internet Audio-visual Platforms Information Management System	National Radio and Television Administration	January 18, 2023	June 30, 2024
Shanghai Jifen	Radio and Television Programme Production Business Permit	Radio and Television Station of Shanghai	April 1, 2023	March 31, 2025
Shanghai Jifen	Internet News Information Services License	Cyberspace Administration of China	July 30, 2022	July 29, 2025
Big Rhinoceros Horn	Value-added Telecommunications Service License (the “VAT License”)	Shanghai Communications Administration	December 29, 2023	March 8, 2029
Big Rhinoceros Horn	Network Cultural Business Permit	Shanghai Municipal Administration of Culture and Tourism	December 17, 2021	December 17, 2024
Big Rhinoceros Horn	Publication Operation License	Shanghai Municipal Bureau of Press and Publication	May 11, 2023	April 30, 2027

Company Name	Name of Permission/License	Governing Government Authority	Grant Date	Expiration Date
Big Rhinoceros Horn	Radio and Television Programme Production Business Permit	Radio and Television Station of Shanghai	April 1, 2023	March 31, 2025
Beijing Supreme Pole	Value-added Telecommunications Service License (the “VAT License”)	Beijing Communications Administration	November 25, 2020	September 28, 2025
Beijing Supreme Pole	Network Cultural Business Permit(1)	Beijing Municipal Administration of Culture and Tourism	June 1, 2022	June 10, 2025
Beijing Supreme Pole	License for Publication of Audio-Visual Programs through Information Network(2)	National Radio and Television Administration	October 31, 2021	October 31, 2024
Beijing Supreme Pole	Publication Operation License	Beijing Municipal Bureau of Press and Publication	August 28, 2023	April 30, 2028
Shanghai Xike	Value-added Telecommunications Service License (the “VAT License”)(3)	Shanghai Communications Administration	October 13, 2023	November 30, 2028
Shanghai Xike	Network Cultural Business Permit	Shanghai Municipal Administration of Culture and Tourism	March 4, 2024	March 4, 2027
Shanghai Xike	Radio and Television Programme Production Business Permit(4)	Radio and Television Station of Shanghai	April 1, 2023	March 31, 2025
Shanghai Manchuan Information Technology Co., Ltd.	Value-added Telecommunications Service License (the “VAT License”)	Shanghai Communications Administration	April 28, 2023	November 9, 2025
Shanghai Manchuan Information Technology Co., Ltd.	Network Cultural Business Permit	Shanghai Municipal Administration of Culture and Tourism	April 10, 2024	July 17, 2026
Shanghai Manchuan Information Technology Co., Ltd.	Radio and Television Programme Production Business Permit	Radio and Television Station of Shanghai	April 9, 2024	March 31, 2025
Shanghai Ququanquan Information Technology Co., Ltd.	Value-added Telecommunications Service License (the “VAT License”)(5)	Shanghai Communications Administration	September 30, 2020	September 30, 2025

Notes:

(1)	In the process of modification registration with regard to the registered address.

(2)	In the process of modification registration with regard to the registered address and the domain name.

(3)	In the process of modification registration with regard to the legal representative

(4)	In the process of modification registration with regard to the legal representative.

(5)	In the process of modification registration with regard to the legal representative.

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

In addition to the approval and license requirements, various ministries and agencies in the PRC, including the MIIT, the News Office of the State Council, the Ministry of Culture and Tourism and the General Administration of Press and Publication, have promulgated multiple measures relating to internet content, all of which specifically prohibit internet activities that result in the dissemination of any content that infringes the legal rights of others, is found to contain pornography, promotes gambling or violence, instigates crimes, undermines public morality or the cultural traditions of the PRC, or compromises state security or secrets. For example, the Internet Content Measures specifies a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate these measures may face criminal charges or administrative sanctions, such as fines and revoking any relevant business operation licenses. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities. On December 15, 2019, the CAC promulgated the Provisions on Ecological Governance of Network Information Content, which became effective on March 1, 2020, to further regulate the network information and content. On November 29, 2021, the Office of the Ministry of Culture and Tourism issued the Opinions on Strengthening the Protection of Minors in the Network Cultural Market, which propose the entities to strengthen the construction of online content, explore the establishment of the review and judgment standards of the content unsuitable for minors to access, continue to improve the ability to identify illegal content models and improve the professionalism and effectiveness of manual audit to block and clean up the harmful content timely and effectively such as cult, pornography, illegal missionary, dangerous behavior, negative values and so on. On October 16, 2023, the State Council issued the Regulation on the Protection of Minors in Cyberspace which took effect on January 1, 2024. The Regulation provides that the organization or individual that produces, reproduces, releases or disseminates the information that may affect the physical and mental health of minors, such as information that may cause or induce minors to imitate unsafe acts, to commit acts in violation of social morality, to produce extreme emotions or to develop bad hobbies shall give a conspicuous reminder before displaying such information and the providers of cyber products and services, personal information handlers, manufacturers and sellers of intelligent terminal products shall abide by laws, administrative regulations and the relevant provisions of the State, respect social moralities, follow business ethics, act in good faith, fulfill the obligation of protecting minors in cyberspace, assume social responsibilities and cooperate with the relevant authorities in carrying out the supervision and inspection involving the protection of minors in cyberspace in accordance with the law. Regulation on Internet News Dissemination Pursuant to the Provisions for the Administration of Internet News Information Services promulgated by the CAC, which was issued on May 2, 2017 and became effective on June 1, 2017, an Internet news information services license shall be obtained from CAC by the service provider for the provision of internet news information services to the public in a variety of ways, including offering platforms for such dissemination. “News information” as mentioned therein includes reports and comments relating to social and public affairs such as politics, economy, military affairs and foreign affairs, as well as relevant reports and comments on social emergencies. The service providers shall meet various qualifications and requirements as listed in such regulation, and further, to provide Internet-based news information services, the service providers are also required to complete formalities for ICP License or filing with the competent telecommunications authorities in accordance with the law. In practice, Internet news information service providers that are not state-owned, such as our company, are required to introduce a state-owned shareholder in order to apply for the Internet news information services license.

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

On October 16, 2023, the State Council issued the Regulation on the Protection of Minors in Cyberspace which took effect on January 1, 2024. The Regulation provides that cyber service providers that provide minors with information release, instant messaging and other services shall require the minors or their guardians to provide the real identity information of the minors in accordance with the law; if the minors or their guardians refuse to provide the real identity information of the minors, cyber service providers shall not provide relevant services for the minors. Furthermore, the online live-streaming service providers shall establish a dynamic verification mechanism for the real identity information of an online live-streaming uploader and shall not provide online live-streaming uploading services for minor users who do not conform to the legal provisions.

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

Regulation on Mobile Internet Applications Information Services

On June 28, 2016, the CAC issued the Provisions on the Administration of Mobile Internet Applications Information Services, or the APP Provisions, which became effective on August 1, 2016 and was amended on August 1, 2022. Under the APP Provisions, an app provider providing Internet news information services through an app shall obtain a permit for Internet news information services, and be prohibited from carrying out Internet news information service activities without permission or beyond the permitted scope and an app provider providing other Internet information services that must be subject to examination and approval of the competent authority or have obtained relevant permit in accordance with the law may only provide services upon examination and approval of the competent authority or with the relevant permit. Furthermore, an app provider that launches new technologies, a new app, and new functions with public opinion attributes or social mobilization capabilities shall conduct security assessment in accordance with relevant provisions of the state.

On July 21, 2023, the MIIT issued the Notice of the Ministry of Industry and Information Technology on the Record-filing of Mobile Internet Apps which became effective on July 21, 2023. The Notice provides that the app sponsor that engages in Internet information services within the territory of the PRC shall go through the record-filing formalities in accordance with the relevant laws and regulations. Any app sponsor that fails to complete the record-filing formalities shall not engage in app Internet information services.

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

Pursuant to the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in any of the following types of activities:

●	the production, duplication, importation, release or broadcasting of Internet cultural products;

●	the dissemination of online cultural products on the Internet or transmission thereof via Internet or mobile phone networks to users’ terminals such as computers, fixed-line or mobile phones, television sets, gaming consoles and Internet surfing service sites such as Internet cafés for the purpose of browsing, using or downloading such products; or

●	the exhibition or holding of contests related to Internet cultural products.

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

On November 7, 2016, the SCNPC promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. The PRC Cybersecurity Law applies to the construction, operation, maintenance, and use of networks as well as the supervision and administration of Internet security in the PRC. The PRC Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging, and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrator of networks and network service providers, shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including:

●	complying with security protection obligations in accordance with tiered requirements with respect to maintenance of the security of Internet systems, which include formulating internal security management rules and developing manuals, appointing personnel who will be responsible for Internet security, adopting technical measures to prevent computer viruses and activities that threaten Internet security, adopting technical measures to monitor and record status of network operations, holding Internet security training events, retaining user logs for at least six months, and adopting measures such as data classification, key data backup, and encryption for the purpose of securing networks from interference, vandalism, or unauthorized visits, and preventing network data from leakage, theft, or tampering;

●	verifying users’ identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing, or real-time communication services;

●	clearly indicating the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected when collecting or using personal information;

●	strictly preserving the privacy of user information they collect, and establish and maintain systems to protect user privacy; and

●	strengthening management of information published by users. When the network operators discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

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

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating the Cross-border Flow of Data, or the Cross-border Flow of Data Provisions, which took effect on the same day and provides that unless the otherwise provided, the data processor shall apply for security assessment for cross-border data transfer to the CAC through the local cyberspace administration at the provincial level if any of the following conditions is met (i) the critical information infrastructure operator transfers personal information or important data abroad, or (ii) the data processor other than a critical information infrastructure operator transfers important data abroad, or has, since January 1 of the current year, transferred the personal information of more than 1 million users (excluding sensitive personal information) or the sensitive personal information of more than 10,000 users abroad cumulatively. Furthermore, the Cross-border Flow of Data Provisions also provides that unless the otherwise provided therein, the data processor other than a critical information infrastructure operator who has, since January 1 of the current year, transferred the personal information of more than 100,000 users, less than 1 million users (excluding sensitive personal information) or the sensitive personal information of more than 10,000 users abroad cumulatively shall conclude a standard contract for outbound transfer of personal information with overseas recipients or go through the authentication for protection of personal information in accordance with the law.

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

On November 25, 2022, the CAC issued Administrative Provisions on Deep Synthesis of Internet-based Information Services, which took effect on January 10, 2023 and provides that the deep synthesis service providers shall implement principal responsibility for information security, establish sound management systems for user registration, algorithmic mechanism review, scientific and technological ethics review, information release review, data security, personal information protection, anti-telecommunication and Internet fraud, emergency response and other management systems, and have safe and controllable technical support measures in place. In addition, the deep synthesis service providers shall authenticate the real identity information of deep synthesis service users and shall not provide information publishing services for deep synthesis service users who have not gone through the authentication of their real identity information.

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

On October 16, 2023, the State Council issued the Regulation on the Protection of Minors in Cyberspace which took effect on January 1, 2024. The Regulation provides that the personal information handlers shall strictly abide by the provisions of the Cyberspace Administration of China and relevant authorities on the scope of necessary personal information for cyber products and services, and shall not compel minors or their guardians to consent to non-necessary personal information processing, nor shall they refuse minors to use their basic functional services because the minors or their guardians do not agree to handle non-necessary personal information of minors or withdraw their consent.

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

As of December 31, 2023, the Group had registered 873 trademarks in the PRC, including the trademark for “Qutoutiao,” and filed 1,358 trademark applications in the PRC.

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

As of December 31, 2023, the Group had owned 20 patents and filed 74 patent applications in the PRC.

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

As of December 31, 2023, the Group had been granted 581 software copyrights and 48 artwork copyrights in the PRC.

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

As of December 31, 2023, the Group was the registered holder of 141 domain names in the PRC.

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

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015 which was amended on December 30, 2019 and on March 23, 2023. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans except for which permitted under business operation scope, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016 and amended on December 4, 2023, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises.

On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which became effective on the same day and was amended on December 4, 2023. SAFE Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate the currently effective Negative List and the target investment projects are genuine and in compliance with laws. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt, and overseas listing for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

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

As of December 31, 2023, our wholly foreign-owned subsidiaries, Shanghai Quyun and Shanghai Zhicao, had incurred losses and would not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax, or the VAT Regulations, were promulgated by the State Council on December 13, 1993 and were last amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance on December 25, 1993 and were last amended on October 28, 2011 (collectively with the VAT Regulations, the “VAT Law”). According to the VAT Law, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax. For taxpayers selling or importing goods other than those specifically listed in the VAT Law, the value-added tax rate is 17%.

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

On March 20, 2020, Shanghai Chenxing performed record-filing for VAT tax invoice of software products and licenses of software products and was subject to the VAT rate of 13%. As of the date of this annual report, Shanghai Chenxing is the only company in the Group that is subject to the VAT rate of 13%. Besides that, as of December 31, 2023, our PRC subsidiaries, the Group VIEs and their subsidiaries were generally subject to the VAT rate of 6%.

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

Regulations on Social Insurance and Housing Fund

Under the Social Insurance Law of the PRC that was promulgated by the SCNPC on October 28, 2010, came into force as of July 1, 2011 and was amended on December 29, 2018 and the Interim Regulations on the Collection and Payment of Social Insurance Premiums that was promulgated by the State Council on and came into force as of January 22, 1999 and was amended on March 24, 2019, employers are required to pay basic endowment insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. Where an employer fails to fully pay social insurance premiums, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of 1 to 3 times the outstanding amount upon such employer.

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

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares, including the Circular on Issues Concerning the Individual Income Tax on Share-option Incentives, or the Circular 461, which was promulgated and took effective on August 24, 2009 and was amended on April 18, 2011. Under Circular 461 and other relevant laws and regulations, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

Equity Interest
Contractual Arrangement
Qutoutiao Inc.
(Cayman Islands)
Majority Owned
Qtech USA Inc.
(United States)
Fun Literature Limited
(Cayman Islands)
InfoUniversal Limited
(Hong Kong)
QTT Asia Limited
(British Virgin Islands)
Fun Literature (HK) Limited
(Hong Kong)
Outside China
Inside China
Shanghai Dianguan Internet Technology Co., Ltd.(2)
Shanghai Big Rhinoceros Horn Information Technology Co., Ltd.(4)
Shanghai Zhicao Information Technology Co., Ltd.
Shanghai Quyun Internet Technology Co., Ltd.
Shanghai Chenxing Software Technology Co., Ltd.
Shanghai Jifen Culture Communications Co., Ltd.(1)
Beijing Churun Internet Technology Co., Ltd.(5)
Other Consolidated VIEs and their subsidiaries(7)
Other Subsidiaries of Shanghai Jifen(3)
Subsidiaries of Beijing Churun(6)

(1)	Mr. Eric Siliang Tan, Mr. Lei Li, Tianjin Shanshi Technology L.P. and Shanghai Xinpai Management Consulting Co., Ltd., an affiliate of The Paper, hold 64.35%, 14.85%, 19.80% and 1% equity interest in Shanghai Jifen, respectively.

Tianjin Shanshi Technology L.P. is controlled by Mr. Eric Siliang Tan.

(2)	Shanghai Dianguan operates our in-house advertising platform.

(3)	Include Beijing Qukandian, Shanghai Xike, Shanghai Tuile Information Technology Service Co., Ltd., Tianjin Quwen Internet Technology Co., Ltd., Shanghai Xixia and Anhui Zhangduan Network Technology Co., Ltd.

Shanghai Jifen holds 39.9% equity interest in Shanghai Xiaoqiao Information Technology Co., Ltd.

(4)	Shanghai Miaoliang Information Technology Co., Ltd. and Shanghai Zishu Information Technology Co., Ltd. held 60% and 40% equity interest in Big Rhinoceros Horn, respectively.

(5)	Mrs. Yunhong Li and Mrs. Mengdie Hua held 60% and 40% equity interest in Beijing Churun, respectively.

(6)	Mainly include Beijing Supreme Pole.

(7)	Mr. Yang Hong and Mr. Yukun Wang hold 60% and 40% equity interest in Shanghai Ququanquan, respectively.

Contractual Arrangements among Our Key WFOEs, the Key VIEs and Their Respective Shareholders

PRC laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct the Group’s operations mainly through Shanghai Jifen, Big Rhinoceros Horn, Beijing Churun, Shanghai Ququanquan, which we collectively refer to as the Key VIEs, and their subsidiaries. We effectively control the Key VIEs through a series of contractual arrangements with the Key VIEs, their respective shareholders and Shanghai Quyun or Shanghai Zhicao, as applicable, as described in more detail below, which collectively enables us to:

●	exercise effective control over the Key VIEs and their subsidiaries;

●	receive substantially all the economic benefits of the Key VIEs; and

●	have an exclusive option to purchase all or part of the equity interests and assets of the Key VIEs when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of the Key VIEs and their subsidiaries. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP. In the opinion of King & Wood Mallesons, our PRC legal counsel:

●	the ownership structures of Shanghai Quyun and Shanghai Zhicao, or our Key WFOEs, and the Key VIEs in China, do not violate any applicable PRC law, regulation, or rule currently in effect; and

●	the contractual arrangements among our Key WFOEs, the Key VIEs and their respective shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

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

Cash Transfers Through Our Organization

The following table sets forth a summary of cash transfers that have occurred between our subsidiaries and the Group VIEs for the years ended December 31, 2021, 2022 and 2023, respectively:

	Year Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Cash paid by the Group VIEs to our subsidiaries under service agreements	(756,962)	(376,184)	(571,434)
Cash received by the Group VIEs from our subsidiaries under service agreements	188,798	236,903	420,855
Cash received by the Group VIEs from our subsidiaries for intra-Group financing	137,515	606,146	66,034

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

The Group’s corporate headquarters are located in Shanghai, China, where it leased approximately 3,211 square meters of office space as of December 31, 2023. The Group also maintained other leased offices in Beijing and Wuhu City in Anhui Province, totaling approximately 1,069 square meters. We believe that the Group has the adequate facilities to accommodate its operational needs.

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

Overview

The Group operates a mobile content platform in China with a mission to bring fun and value to its users. The Group’s eponymous mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Midu, first launched in May 2018 as Midu Novels and with an alternative version Midu Lite launched one year later, pioneered the provision of free online literature supported by advertising. It has grown tremendously and has been one of the leaders of the free online literature industry. Although the Group had been under its market expansion pressure in 2021 with further downward trend in 2022 and 2023, the Group’s mobile applications still gained a certain level of success and popularity among Chines mobile internet users, with combined average MAUs of approximately 8.5 million, combined average DAUs of approximately 2.9 million and average daily time spent per DAU of approximately 41.8 minutes in the three months ended December 31, 2023.

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

The Group’s net revenues decreased from RMB4,339.6 million in 2021 to RMB1,083.0 million in 2022 primarily due to the disruptions from the COVID-19 pandemic and weakness of macro environment in internet and technology sector, which adversely impacted on advertising demands, and further decreased to RMB745.5 million (US$105.0 million) in 2023 primarily due to macroeconomic downturn and customer advertising budget constraints. The Group incurred net losses attributable to Qutoutiao Inc. of RMB1,239.6 million in 2021, RMB914.8 million in 2022 and RMB185.3 million (US$26.1 million) in 2023. Non-GAAP net losses attributable to Qutoutiao Inc., which represented net losses attributable to Qutoutiao Inc. before share-based compensation expenses, were RMB1,039.4 million in 2021, RMB844.7 million in 2022 and RMB148.0 million (US$20.8 million) in 2023.

Key Factors Affecting Our Results of Operations

We believe the most significant drivers for the Group’s revenues are user engagement and its ability to monetize. On the other hand, we believe the most significant drivers behind the Group’s costs and expenses are those related to its user acquisition and engagement efforts, and to a lesser extent R&D and content procurement.

User Base and Level of Engagement

The size of the Group’s revenue is affected by the size of its user base both on its applications and external medias, and the level of engagement of its users, which contribute to the Group’s ability to attract advertising customers to its advertising and marketing services. A change in the number of DAUs and the amount of time they spend on the Group’s platform will lead to change in the number of advertisements served and potential clicks and impressions from users. User engagement in turn will depend on the quality and attractiveness of content on the Group’s platform and the Group’s continued ability to fine tune its understanding of users to deliver content that is most likely to interest them. The Group’s ability to maintain high user engagement will also be affected by its planned introduction of new content formats, users’ reception to them and the growth in the volume of such content. Users’ engagement with these new content formats will not only help drive demand for the Group’s advertising and marketing services but also create further monetization opportunities.

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

	For the Year Ended December 31,
	2022	2023
	(in millions, except for daily time spent data)
Combined Average MAUs during the period	31.4	8.5
Combined Average DAUs during the period	9.9	2.9
New Installed Users	76.5	17.2
Average daily time spent per DAU during the period (minutes)	40.93	41.8
Average net revenues per DAU per day (RMB)	0.43	0.69
User Engagement Expenses per DAU per day	0.07	0.04
User Acquisition Expenses per New Installed User	2.66	6.86

We view combined average MAUs and combined average DAUs as measures of the size of active user base and user engagement. Combined average MAUs and combined average DAUs generally experienced a downward trend in 2022 and 2023 primarily because the Group adjusted the pace of its operation expansion and paid closer attention to the quality and profile of the Group’s user base than its absolute size and growth. Since the Group had a lower level of combined average MAUs and combined average DAUs in 2023 than in 2022, its advertising and marketing revenue decreased on a year-over-year basis.

We monitor the number of new installed users closely to maintain a sizable user base. The steep downward trend in the number of new installed users during 2022 and 2023 was primarily due to the fact that the Group adjusted the pace of its operation expansion and paid closer attention to quality and profile of the user base than to its absolute size and growth.

We monitor average daily time spent per DAU to measure the level of user engagement on the Group’s platform. We had a relatively stable level of average daily time spent per DAU in 2022 and 2023.

We monitor average net revenues per DAU per day, or ARPU, to measure the Group’s ability to monetize. In general, the Group generally had a higher level of ARPU in 2023 compared with 2022 primarily due to improvement in the efficiency of monetization.

We use user engagement expenses per DAU per day to measure our user engagement efforts and reliance on loyalty programs. There is a decrease in user engagement expenses per DAU per day starting in 2023 compared with 2022, primarily due to our cost saving strategy.

We use user acquisition expenses per new installed user to measure our efforts to acquire new users. The Group adjusted the pace of its operation expansion and purposefully purchased high-quality users, which led to an increase in such metric in 2023.

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

The table below sets forth a reconciliation of the non-GAAP financial measure for the periods indicated:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net loss attributable to Qutoutiao Inc.	(1,239,617)	(914,767)	(185,313)	(26,101)
Add: share-based compensation expenses:
Cost of revenues	1,187	392	240	34
Research and development	102,838	46,811	25,471	3,587
Sales and marketing	32,122	5,601	1,960	276
General and administrative	64,039	17,301	9,638	1,358
Non-GAAP net loss attributable to Qutoutiao Inc.	(1,039,431)	(844,662)	(148,005)	(20,846)

Key Components of the Group’s Results of Operations

Revenues

The Group generates most of its revenues from advertising and marketing services. The following table sets forth a breakdown of the Group’s revenues, both in absolute amount and as a percentage of its net revenues, for the years indicated.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Advertising and marketing revenues	4,090,383	94.3	839,377	77.5	569,568	80,223	76.4
Other revenue	249,220	5.7	243,668	22.5	175,988	24,788	23.6
Net revenues	4,339,603	100.0	1,083,045	100.0	745,557	105,011	100.0

(1)	Revenues from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Advertising and marketing revenue	40,263	2,451	16	2

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

Cost of revenues from transactions with related parties are set forth below for the years indicated:

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues-related party	103,286	2.4	14,564	1.3	345	49	0.0

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the years indicated.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses(1):
Research and development expenses	551,612	12.7	184,604	17.0	106,592	15,013	14.3
Sales and marketing expenses	3,483,773	80.3	560,716	51.8	188,700	26,578	25.3
General and administrative expenses	431,913	10.0	155,445	14.4	55,853	7,867	7.5
Total operating expenses	4,467,298	103.0	900,765	83.2	351,145	49,458	47.1

(1)	Operating expenses from transactions with related parties are set forth below for the years indicated:

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing-related party	15,840	0.4	7,945	0.7	-	-	-

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

User engagement expenses consist of the costs of engagement-based loyalty points associated with our user loyalty programs to promote user engagement and retention for the Group’s mobile applications. Cost of users’ loyalty points is comprised of amount of loyalty points redeemed by users during a specific period and the change in estimated liabilities as to accumulated unredeemed loyalty points during such period. Pursuant to the Group’s user agreements, the Group can adjust at any time the minimum amount of loyalty points that must be earned before users can redeem their loyalty points. As such, change to such threshold in any specific period will affect the amount of sales and marketing expenses recorded during such period. For additional information on the accounting policy of our loyalty programs, see Note 2(v) to our audited consolidated financial statements included elsewhere in this annual report.

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

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)

Cost of revenues	1,187	0.0	392	0.0	240	34	0.0
Research and development expenses	102,835	2.4	46,811	4.4	25,470	3,588	3.4
Sales and marketing expenses	32,122	0.7	5,601	0.5	1,960	276	0.3
General and administrative expenses	64,039	1.5	17,301	1.6	9,638	1,357	1.3
Total	200,183	4.6	70,105	6.5	37,308	5,255	5.0

See Note 15 to our audited consolidated financial statements included elsewhere in this annual report for a description of what the Group accounts for the compensation cost from share-based payment transactions.

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

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profits tax at the rate of 8.25% for profit of up to HK$2.0 million and 16.5% for the remainder of taxable income. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our subsidiaries and the Group VIEs and their subsidiaries in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

On March 20, 2020, Shanghai Chenxing performed record-filing for VAT tax invoice of software products and licenses of software products and were subject to the VAT rate of 13%. As of the date of this annual report, Shanghai Chenxing is the only company in the Group that is subject to the VAT rate of 13%. Besides that, the Group’s revenues are subject to value-added tax at a rate of approximately 6%. The provision of advertising services in China is subject to a cultural development fee. The fee was charged at an applicable rate of 3% of the net advertising revenues prior to June 30, 2019, which was reduced to 1.5% commencing on July 1, 2019, according to a preferential tax policy issued on June 12, 2019 by the government of Shanghai. The preferential policy is said to be in effect until December 31, 2024. Moreover, pursuant to the Announcement on the Supporting Tax and Fee Policy for Film Industry and Other Industries issued by the MOF and the SAT on May 13, 2020, the cultural development fee was waived from January 1, 2020 until December 31, 2020. Pursuant to the Announcement on the Extension of Certain Tax Preferential Policies in Response to COVID-19 Epidemic, the exemption period of the cultural development fee was extended until December 31, 2021.

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

Expected Credit Losses

Nature of estimate: Effective January 1, 2020, we adopted Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Group to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.

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

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share and per share data)
Revenues(1):
Advertising and marketing revenue	4,090,383	94.3	839,377	77.5	569,569	80,223	76.4
Other revenue	249,220	5.7	243,668	22.5	175,988	24,788	23.6
Net revenues	4,339,603	100.0	1,083,045	100.0	745,557	105,011	100.0
Cost of revenues(2)	(1,171,626)	(27.0)	(562,607)	(51.9)	(415,913)	(58,581)	(55.8)
Gross profit	3,167,977	73.0	520,438	48.1	329,644	46,430	44.2
Operating expenses(2):
Research and development expenses	(551,612)	(12.7)	(184,604)	(17.0)	(106,592)	(15,013)	(14.3)
Sales and marketing expenses	(3,483,773)	(80.3)	(560,716)	(51.8)	(188,700)	(26,578)	(25.3)
General and administrative expenses	(431,913)	(10.0)	(155,445)	(14.4)	(55,853)	(7,868)	(7.5)
Total operating expenses	(4,467,298)	(102.9)	(900,765)	(83.2)	(351,145)	(49,459)	(47.1)
Other operating income	106,098	2.4	61,829	5.7	19,607	2,762	2.6
Income/(Loss) from operations(3)	(1,193,223)	(27.5)	(318,498)	(29.4)	(1,894)	(267)	(0.3)
Interest income	3,174	0.1	1,370	(0.1)	118	17	(0.0)
Interest expense	(35,477)	(0.8)	(468,612)	(43.3)	(185,794)	(26,169)	(24.9)
Foreign exchange related gains/(loss), net	(1)	0.0	(903)	(0.1)	(102)	(14)	(0.0)
Investment income (loss) including impairment	(36,041)	(0.8)	(45,877)	(4.2)	2,700	380	0.4
3Other income/(expenses), net	27,637	0.6	(81,879)	7.6	(2,367)	(333)	(0.3)
2,Loss before income taxes	(1,233,931)	(28.4)	(914,399)	(84.4)	(187,339)	(26,386)	(25.1)
Income tax benefit/(expense)	(3,050)	(0.1)	1,048	0.1	2,026	285	0.3
Equity in loss of affiliate companies	(3,195)	(0.1)	(1,416)	(0.1)	-	-	-
Net loss	(1,240,176)	(28.6)	(914,767)	(84.5)	(185,313)	(26,101)	(24.9)
Net loss attributable to non-controlling interests	559	0.0	—	—	-	-	-
Net loss attributable to Qutoutiao Inc.	(1,239,617)	(28.6)	(914,767)	(84.5)	(185,313)	(26,101)	(24.9)

(1)	Revenues from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Advertising and marketing revenue	40,263	2,451	17	3

(2)	Cost of revenues and operating expenses from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues(2)	103,286	2.4	14,564	1.3	345	49	0.0
Sales and marketing expenses	15,840	0.4	7,945	0.7	189	27	0.0

(3)	The Group recognized share-based compensation expenses of RMB200.2 million, RMB70.1 million and RMB37.3 million (US$5.3 million) in 2021, 2022 and 2023, respectively.

Comparison of Year Ended December 31, 2023 and Year Ended December 31, 2022

Revenues. The Group’s net revenues decreased from RMB1,083.0 million in 2022 to RMB745.6 million (US$105.0 million) in 2023, primarily due to the weakness of macro environment in internet and technology sector, which adversely impacted on advertising demands. The number of advertising clicks increased by 67.8% from 2022 to 2023 while the revenue per click decreased from 0.32 in 2022 to 0.13 in 2023, leading to a decrease in the Group’s advertising and marketing revenues charged on oCPC basis.

Cost of Revenues. The Group’s cost of revenues decreased from RMB562.6 million in 2022 to RMB415.9 million (US$58.6 million) in 2023, primarily due to the decrease in contenct procurement costs as well as bandwidth and IT infrastructure costs. Cost of revenues as a percentage of the Group’s net revenues increased from 51.9% in 2022 to 55.8% in 2023, as there is an increase in the procurement cost of external media as a support of the DAUs of the Group’s platform. Share-based compensation expenses recognized in cost of revenues decreased from RMB0.39 million in 2022 to RMB0.24 million (US$0.03 million) in 2023.

Gross Profit. The Group’s gross profit decreased from RMB520.4 million in 2022 to RMB329.6 million (US$46.4 million) in 2023.

Operating Expenses. The Group’s total operating expenses decreased from RMB900.8 million in 2022 to RMB351.1 million (US$49.5 million) in 2023.

●	Research and development expenses. The Group’s research and development expenses decreased from RMB184.6 million in 2022 to RMB106.6 million (US$15.0 million) in 2023. The decrease was primarily due to the decreased headcount of our research and development personnel which resulted in decreased expenditures on salaries and ESOP.

●	Sales and marketing expenses. The Group’s sales and marketing expenses decreased from RMB560.7 million in 2022 to RMB188.7 million (US$26.6 million) in 2023. The decrease was primarily because the Group ceased the expansion of its user base and the number of users decreased.

User engagement expenses decreased from RMB191.0 million in 2022 to RMB45.2 million (US$6.4 million) in 2023, primarily because the number of users declined.

User acquisition expenses decreased from RMB234.0 million in 2022 to RMB117.9 million (US$16.6 million) in 2023, which was primarily due to the Group ceased its expansion of user base..

Other sales and marketing expenses decreased from RMB135.7 million in 2022 to RMB25.6 million (US$3.6 million) in 2023, primarily due to the Group’s efforts to reduce its operating expenses.

The result of the foregoing contributed to a decrease in sales and marketing expenses as a percentage of the Group’s net revenues decreased from 51.8% in 2022 to 25.3% in 2023.

●	General and administrative expenses. The Group’s general and administrative expenses decreased from RMB155.4 million in 2022 to RMB55.6 million (US$7.9 million) in 2023. The decrease was primarily due to the Group’s continuing efforts to decrease its administrative expenses as well as a decrease in bad-debt provision for account receivables.

Other operating income. The Group’s other operating income decreased from RMB61.8 million in 2022 to RMB19.6 million (US$2.8 million) in 2023, primarily due to less refund of value-added taxes levied on software products and services.

Interest income. The Group’s interest income decreased from RMB1.4 million in 2022 to RMB0.1 million (US$0.01 million) in 2023 due to a lower average cash balance during 2023 in comparison to 2022.

Interest expense. The Group’s interest expense was RMB185.8 million (US$26.2 million) in 2023, compared to the once-off Convertible Loan incremental interests of RMB468.6 million in 2022.

Foreign exchange related gains/(losses), net. The Group recognized foreign exchange related losses, net, of RMB0.9 million in 2022 and RMB0.1 million (US$14.4 thousand) in 2023.

Investment income/(expenses), net. The Group recorded investment income of RMB2.7 million (US$0.4 million) in 2023, compared to investment loss of RMB45.9 million in 2022. The loss in 2022 mainly comprised of an impairment loss of a certain fund investment.

Other income/(expenses), net. The Group recorded other expenses of RMB81.9 million in 2022 and other expenses of RMB2.4 million (US$0.3 million) in 2023.

Income tax benefits/(expense), net. The Group recorded income tax benefits of RMB1.0 million and income tax benefits of RMB2.0 million (US$0.3 million) in 2022 and 2023, respectively.

Equity in loss of affiliate companies. The Group recorded equity in loss of affiliate companies of nil in 2023, compared to a loss of RMB1.4 million in 2022.

Net loss attributable to non-controlling interests. Net loss attributable to non-controlling interests represents a subsidiary’s cumulative result of operation in deficit attributed to non-controlling shareholders. The Group recorded net loss attributable to non-controlling interests of nil in 2022 and nil in 2023.

Net loss attributable to Qutoutiao Inc. As a result of the foregoing, net loss attributable to Qutoutiao Inc. decreased from RMB1,039.4 million in 2022 to RMB329.3 million (US$46.4 million) in 2023.

Non-GAAP net loss attributable to Qutoutiao Inc. Non-GAAP net loss attributable to Qutoutiao Inc., which represents net loss attributable to Qutoutiao Inc. before share-based compensation expenses, decreased from RMB969.3 million in 2022 to RMB292.0 million (US$41.1 million) in 2023.

Comparison of Year Ended December 31, 2022 and Year Ended December 31, 2021

Revenues. The Group’s net revenues significantly decreased from RMB4,339.6 million in 2021 to RMB1,083.0 million in 2022, primarily due to the disruptions from the COVID-19 pandemic and weakness of macro environment in internet and technology sector, which adversely impacted on advertising demands. The number of advertising clicks decreased by 67.6% from 2021 to 2022 and the revenue per click decreased from 0.41 in 2021 to 0.32 in 2022, leading to a decrease in the Group’s advertising and marketing revenues charged on oCPC basis.

Cost of Revenues. The Group’s cost of revenues decreased from RMB1,171.6 million in 2021 to RMB562.6 million in 2022, primarily due to the decrease in bandwidth and IT infrastructure costs, content procurement costs and costs incurred to vendors and suppliers for advertising and marketing services. Cost of revenues as a percentage of the Group’s net revenues increased from 27.0% in 2021 to 51.9% in 2022. Share-based compensation expenses recognized in cost of revenues decreased from RMB1.2 million in 2021 to RMB0.39 million in 2022.

Gross Profit. The Group’s gross profit significantly decreased from RMB3,168.0 million in 2021 to RMB520.4 million in 2022.

Operating Expenses. The Group’s total operating expenses significantly decreased from RMB4,467.3 million in 2021 to RMB900.8 million in 2022.

●	Research and development expenses. The Group’s research and development expenses decreased from RMB551.6 million in 2021 to RMB184.6 million in 2022. The decrease was primarily due to the decreased headcount of our research and development personnel, resulting in decreases in salaries and expenses relating to share-based compensation as well as the reduction IT service fees.

●	Sales and marketing expenses. The Group’s sales and marketing expenses decreased from RMB3,483.8 million in 2021 to RMB560.7 million in 2022. The decrease was primarily because the Group ceased the expansion of its user base and the number of users decreased.

User engagement expenses decreased from RMB666.9 million in 2021 to RMB191.0 million in 2022, primarily because the number of users has decreased.

User acquisition expenses decreased from RMB2,631.0 million in 2021 to RMB234.0 million in 2022 because the Group ceased the expansion of its user base.

Other sales and marketing expenses decreased from RMB186.0 million in 2021 to RMB135.7 million in 2022, primarily due to the Group’s efforts to reduce its operating expenses.

The result of the foregoing contributed to a decrease in sales and marketing expenses as a percentage of the Group’s net revenues decreased from 80.3% in 2021 to 51.8% in 2022.

●	General and administrative expenses. The Group’s general and administrative expenses decreased from RMB431.9 million in 2021 to RMB155.4 million in 2022. The decrease was primarily due to the decrease in bad-debt provision for account receivables.

Other operating income. The Group’s other operating income decreased from RMB106.1 million in 2021 to RMB61.8 million in 2022, primarily due to less refund of value-added taxes levied on software related products and services.

Interest income. The Group’s interest income decreased from RMB3.2 million in 2021 to RMB1.4 million in 2022, primarily due to a lower average cash balance during 2022 in comparison to 2021.

Interest expense. The Group’s interest expense was RMB468.6 million in 2022, compared to RMB35.5 million in 2021, primarily due to the incremental interest of the Convertible Loan under the supplemental agreement.

Foreign exchange related gains/(losses), net. The Group recognized foreign exchange related losses, net, of RMB0.9 thousand in 2021 and RMB0.9 million in 2022.

Investment income/(expenses), net. The Group recorded investment loss of RMB45.9 million in 2022, compared to investment loss of RMB36.0 million in 2021, primarily due to impairment loss on certain investments.

Other income/(expenses), net. The Group recorded other income of RMB27.6 million in 2021 and other expenses of RMB81.9 million in 2022, primarily due to a fine of a lawsuit in 2022, amounting to RMB82.8 million.

Income tax benefits/(expense), net. The Group recorded income tax expenses of RMB3.1 million and income tax benefits of RMB1.0 million in 2021 and 2022, respectively.

Equity in loss of affiliate companies. The Group recorded equity in loss of affiliate companies of RMB1.4 million in 2022, compared to a loss of RMB3.2 million in 2021.

Net loss attributable to non-controlling interests. Net loss attributable to non-controlling interests represents a subsidiary’s cumulative result of operation in deficit attributed to non-controlling shareholders. The Group recorded net loss attributable to non-controlling interests of RMB559.2 thousand in 2021 and nil in 2022.

Net loss attributable to Qutoutiao Inc. As a result of the foregoing, net loss attributable to Qutoutiao Inc. decreased from RMB1,239.6 million in 2021 to RMB914.8 million in 2022.

Non-GAAP net loss attributable to Qutoutiao Inc. Non-GAAP net loss attributable to Qutoutiao Inc., which represents net loss attributable to Qutoutiao Inc. before share-based compensation expenses, decreased from RMB1,039.4 million in 2021 to RMB844.7 million in 2022.

Recent Accounting Pronouncements

A list of recently adopted and recently issued accounting pronouncements that are relevant to us is included in Note 2(ah) to our audited consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

We require a significant amount of cash to fund our operations. We also have a significant amount of debt outstanding. We may also require cash to meet our future capital requirements, which may be difficult to predict.

We have conducted the below debt and equity financing activities since our initial public offering:

●	In September 2018, we completed our initial public offering and raised net proceeds of US$85.8 million after deducting underwriting discounts and commissions and the offering expenses.

●	On March 28, 2019, we and Alibaba entered into a convertible loan agreement, pursuant to which Alibaba advanced aggregate principal amount of approximately US$171.1 million to us on April 4, 2019. The Convertible Loan is unsecured and unsubordinated and has an original maturity date of April 4, 2022, which has been further extended pursuant to certain supplemental agreements. The convertible loan agreement contains certain covenants, restrictions and events of default on our activities, including, but not limited to, limitations on the incurrence of additional indebtedness; dividends or other distributions in cash or cash equivalents; and mergers, consolidations or the sale of all or substantially all of our assets.

●	In April 2019, we completed a follow-on public offering and raised net proceeds of US$31.0 million after deducting underwriting discounts and commissions and offering expenses.

●	On September 27, 2019, we issued an aggregate of 1,480,123 Class A ordinary shares to Haitong International Investment Solutions Limited pursuant to various agreements entered into between us, Shanghai Dongfang Newspaper Co., Ltd. and its subsidiaries, or collectively, The Paper, and certain other parties, and received proceeds of US$20.4 million.

●	In November 2018, Fun Literature Limited, our subsidiary that is the holding company of the entities that operate Midu Novels, entered into preferred share purchase agreements with certain third-party investors to issue series A redeemable convertible preferred shares an aggregate issuance price of US$14.0 million.

●	In 2019, Fun Literature Limited entered into a series of preferred share purchase agreements with third-party investors to issue series A and B redeemable preferred shares for an aggregate issuance price of US$54 million.

●	In December 2020, Fun Literature Limited issued Series C redeemable convertible preferred shares to certain third-party investors for a total consideration of US$111.8 million, which is net of issuance costs amounting to US$0.5 million. The consideration was comprised of US$55.0 million in cash, intangible assets of US$20.8 million, which mainly included developed technology and user data, and contents of US$36.6 million from one of the investors, which were all measured at fair value on the date of exchange. The Series C preferred shares were issued in December 2020 and the transfer of the intangible assets were completed in January 2021.

For the Convertible Loan, we and Alibaba entered into several supplemental agreements to the original convertible loan agreement, pursuant to which the maturity date of the Convertible Loan has been extended to April 30, 2025. The interest rate of the Convertible Loan has been amended from an original compound rate of 3% per annum to a compound rate of 9% per annum plus a simple rate of 3% per annum, calculated from the original loan drawdown date of April 4, 2019.

The following factors raise substantial doubt about our ability to continue as a going concern:

●	For the years ended December 31, 2021, 2022 and 2023, we incurred net losses of RMB1,240.2 million, RMB914.8 million and RMB185.3 million (US$26.1 million), respectively.

●	For the years ended December 31, 2021, 2022 and 2023, we had net cash used in operating activities of RMB279.1 million, RMB443.8 million and RMB65.7 million (US$9.3 million), respectively.

●	As of December 31, 2023, we had an accumulated deficit of RMB8,724.5 million (US$1,228.8 million) and a deficit in working capital of RMB458.9 million (US$64.6 million).

●	As of December 31, 2023, we had cash, cash equivalents, restricted cash and short-term investments of RMB91.7 million (US$12.9 million).

●	As of December 31, 2023, as discussed in Note 13 and Note 25 to the consolidated financial statements, the Group has a Convertible Loan of approximately RMB1.94 billion (US$274.6 million), including principal of US$171.1 million and unpaid interest that was expected to be matured within one year from the date of the issuance of the consolidated financial statements.

Our liquidity is primarily dependent on our ability to adjust the pace of the operation expansion, to control operating costs and expenses to reduce the cash used in operating cash flows, to pursue financing arrangements, including the renewal of the Convertible Loan with the creditor, and to obtain additional funds from sale of our assets.

We have carried out an assessment of our cash flow forecast for the twelve months from the date of issuance of this annual report. In preparing the cash flow forecast, we have considered our historical cash requirements, our expected loan repayment obligations in 2024 and beyond, and our plan to further reduce operating costs and expenses.

We are currently exploring a variety of measures to improve our liquidity and financial position as follows:

We continue to optimize our user loyalty programs and traffic acquisition strategy to efficiently control and reduce costs and continue to be selective in the content and better leverage our existing content varieties to attract and maintain users. These measures can in turn lead to savings in user related costs. We further plan to preserve liquidity and manage cash flows by reducing expenditure on developing novel applications and limiting other general and administrative expenses. We also plan to obtain additional external financing and funds through, including but not limited to, additional credit facilities obtained from banks in the normal course of business, potential additional issuances of equity and/ or debt as a Group or through our subsidiaries, and sale of our assets, including our equity interest in our subsidiaries, to third parties.

In addition, the maturity date of the Convertible Loan has been extended to April 30, 2025. The total amount of the principal and accumulated interest payable of the Convertible Loan, including the incremental interest related to the increase in interest rate under the supplemental agreements from a compound rate of 3% per annum to a compound rate of 9% per annum plus a simple rate of 3% per annum, calculated starting from the original loan drawdown date of April 4, 2019, will amount to approximately US$312.7 million (RMB2,214.6 million) as of April 30, 2025. While we cannot assure you that we will be able to further extend the maturity date of the principal and accrued and unpaid interest of the Convertible Loan after April 30, 2025, we have assumed that we will be able to extend the maturity date of the Convertible Loan in preparing our cash flow forecast.

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

The following table sets forth a summary of the Group’s cash flows for the years indicated:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash provided by/(used in) operating activities	(279,122)	(443,797)	(65,698)	(9,253)
Net cash provided by/(used in) investing activities	75,521	267,555	26,483	3,730
Net cash provided by financing activities	(66,094)	(20,000)	—	—
Net increase/(decrease) in cash, cash equivalents and restricted cash	(269,695)	(196,242)	(39,215)	(5,523)
Effect of exchange rate changes on cash and cash equivalents	(9,263)	10,810	520	73
Cash, cash equivalents and restricted cash at beginning of the year	594,791	315,833	130,401	18,367
Cash, cash equivalents and restricted cash at the end of the year	315,833	130,401	91,706	12,917

Operating Activities

Net cash used in operating activities was RMB65.7 million (US$9.3 million) in 2023, primarily due to net loss of RMB185.3 million (US$26.1 million), adjusted for (i) interest expense of RMB168.2 million (US$23.7 million), (ii) share-based compensation of RMB37.3 million (US$5.3 million) and (iii) negative allowance for doubtful accounts of RMB19.6 million (US$2.8 million). Changes in assets and liabilities primarily consisted of (i) an increase of accrued liabilities and other current liabilities of RMB92.4 million (US$13.0 million), (ii) an increase of accrued liabilities related to users’ loyalty programs of RMB33.1 million (US$4.6 million), and (iii) a decrease in accounts payable of RMB25.2 million (US$3.5 million) as well as (iv) a decrease in accounts receivable of RMB22.8 million (US$3.2 million).

Net cash used in operating activities was RMB443.8 million in 2022, primarily due to net loss of RMB914.8 million, adjusted for (i) interest expense of RMB438.1 million, (ii) amortization of intangible assets of RMB102.6 million and (iii) share-based compensation of RMB70.1 million. Changes in assets and liabilities primarily consisted of (i) an increase of accrued liabilities and other current liabilities of RMB998.4 million, (ii) a decrease in accounts receivable of RMB654.0 million, (iii) a decrease in amount due from related parties of RMB211.1 million and (iv) an increase of advances from customers and deferred revenue of RMB73.9 million.

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

Investing Activities

Net cash provided by investing activities was RMB26.5 million (US$3.7 million) in 2023, which was primarily attributable to proceeds from sales and maturity of short-term investments of RMB26.4 million (US$3.7 million).

Net cash provided by investing activities was RMB267.6 million in 2022, which was primarily due to (i) proceeds from sales and maturity of short-term investments of RMB292.5 million and (ii) proceeds from disposal of property and equipment of RMB1.4 million.

Net cash provided by investing activities was RMB75.5 million in 2021, which was primarily due to proceeds from sales and maturity of short-term investments of RMB982.0 million, partially offset by purchase of short-term investments of RMB899.8 million.

Financing Activities

Net cash provided by financing activities was nil in 2023.

Net cash used in financing activities was RMB20.0 million in 2022, which was primarily attributable to repayments of bank borrowings of RMB20.0 million.

Net cash used in financing activities was RMB66.1 million in 2021, which was primarily due to (i) repayments of bank borrowings of RMB70.0 million and (ii) repayment of borrowings from a related party of RMB13.0 million, partially offset by proceeds from bank borrowings of RMB20.0 million.

Capital Expenditures

The Group made capital expenditures of RMB7.0 thousand and RMB54.0 thousand (US$7.6 thousand) in 2022 and 2023, respectively. The Group’s capital expenditures were mainly used for purchase of property and equipment and purchase of intangible assets.

Commitments

The following table sets forth the Group’s contractual obligations as of December 31, 2023:

	Payment due by period
	Total		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Operating lease obligations	6,117	862	2,341	3,776	-	-
Content fee	11,000	1,595	11,000	-	-	-
Total	17,117	2,457	13,341	3,776	-	-

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

The Group’s research and development expenses were RMB551.6 million, RMB184.6 million and RMB106.6 million (US$16.0 million) in 2021, 2022 and 2023, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material effect on the Group’s total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Estimates.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Eric Siliang Tan	45	Co-founder and chairman
Bing Xu	44	Director, chief executive officer and chief financial officer
Jianfei Dong	43	Director and co-president
Sihui Chen	40	Co-founder and chief operating officer
Zhiliang Wang	41	Co-founder and chief technology officer

Mr. Eric Siliang Tan is our co-founder and chairman of our board of directors. Mr. Tan has more than 16 years of experience in the Internet industry and serial entrepreneurship experiences. Mr. Tan served as chief executive officer of AdIn Media (Shanghai) Co., Ltd. from 2013 to 2018, an advertising technology company he founded in 2013, which was acquired in 2015 by Wutong Holding Group Co., Ltd., a company listed on Shenzhen Stock Exchange. Prior to that, Mr. Tan was head of advertising solutions of Shanghai Shengyue Advertising Co., Ltd., a subsidiary of SNDA Interactive Entertainment Limited from 2010 to 2013, in charge of developing open Internet advertising platforms. Previously, Mr. Tan served at Wealink.com, an Internet recruiting company, as chief technology officer from 2008 to 2009, and at 51.com, an online game company, as an engineering manager in 2008. Mr. Tan worked at Yahoo! China, with his last position as a senior engineer, from 2006 to 2008. Mr. Tan graduated from Tsinghua University with a bachelor of engineering degree in automation in 2002. Mr. Tan graduated from Chinese Academy of Sciences with a master of engineering degree in artificial intelligence in 2006.

Mr. Bing Xu is our director, chief executive officer and chief financial officer. Prior to joining our company in June 2023, Mr. Xu served as the president of an advertisement technology company, from 2017 to 2023. Mr. Xu graduated from Tsinghua University with a bachelor of engineering degree in automation in 2002 and a master of engineering degree in system integration in 2006.

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

Compensation

In 2023, we paid aggregate cash compensation of approximately RMB3.1 million (US$0.4 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the Group VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers and will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

The functions and powers of our board of directors include, among others:

●	conducting and managing the business of our company;

●	representing our company in contracts and deals;

●	appointing attorneys for our company;

●	selecting senior management;

●	providing employee benefits and pension;

●	managing our company’s finance and bank accounts;

●	exercising the borrowing powers of our company and mortgaging the property of our company;

●	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association; and

●	exercising the functions that would have been performed by audit committee, compensation committee and nominating and corporate governance committee.

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

As of December 31, 2021, 2022 and 2023, the Group had a total of 1,110, 427 and 370 employees, respectively. The following table sets forth the breakdown of the Group’s employees as of December 31, 2023 by function:

Function	Number of Employees	% of Total
Content management	82	22.2
Technology and product development	156	42.2
Sales, customer service and marketing	73	19.7
General administration	59	15.9
Total	370	100.0

The Group’s employees are based in Shanghai, Beijing, Wuhu City in Anhui Province, Shaoxin City in Zhejiang, Hainan and overseas, respectively. We believe the Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative and meritocracy. As a result, the Group has generally been able to attract and retain qualified personnel and maintain a stable core management team. The Group plans to hire additional experienced and talented employees in areas such as content management and research and development as it expands its business.

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

The following table sets forth information as of the date of this annual report with respect to the beneficial ownership of our Class A ordinary shares and Class B ordinary shares by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially 5.0% or more of our ordinary shares.

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

For the purpose of the table below that sets forth information as to the beneficial ownership of our ordinary shares, the total number of ordinary shares issued and outstanding as of the date of this annual report is 79,857,211, comprising 46,920,018 Class A ordinary shares and 32,937,193 Class B ordinary shares. The 46,920,018 Class A ordinary shares issued and outstanding include 3,876,500 Class A ordinary shares held by an equity incentive trust, Qu World Limited. Although these shares are legally issued and outstanding, they are accounted for as treasury shares and as a result, are not deemed as outstanding from an accounting perspective. Upon satisfaction of vesting conditions and exercise by a grant recipient, the trustee of our equity incentive trusts will transfer the ordinary shares underlying the relevant equity awards to such grant recipient.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Oridinary Shares	Percentage of total ordinary shares	Percentage of aggregate voting power***
Directors and Executive Officers:**
Eric Siliang Tan(1)	—	27,123,442	34.0%	72.1%
Lei Li(2)	—	5,813,751	7.3%	15.5%
Zhiliang Wang(5)	1,852,965	—	2.3%	0.5%
Sihui Chen	*	—	*	—
Bing Xu	—	—	—	—
Directors and Executive Officers as a Group	2,940,620	32,937,193	44.9%	88.4%
Principal Shareholders
Innotech Group Holdings Ltd.(1)	—	27,123,442	34.0%	72.1%
News List Ltd.(2)	—	5,813,751	7.3%	15.5%
Qu World Limited(3)	3,876,500	—	4.9%	—
Mount McKinley Investment Limited(4)	3,343,245	—	4.2%	0.9%

*	Less than 1% of our outstanding shares.

**	The business address for our directors and executive officers is Building No. 2, Shanghai Pudong Software Park, 519 Yi De Road, Pudong New Area, Shanghai, 200124, People’s Republic of China.

***	For each person and group included in this column, the percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters upon which the ordinary shares are entitled to vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten (10) votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents 27,123,442 Class B ordinary shares that are held by Innotech Group Holdings Ltd., a limited liability company established in the Cayman Islands. Innotech Group Holdings Ltd. is indirectly wholly owned by a trust of which Mr. Eric Siliang Tan and his family are beneficiaries. The registered address of Innotech Group Holdings Ltd. is P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

(2)	Represents 5,813,751 Class B ordinary shares that are held by News List Ltd., a limited liability company established in the British Virgin Islands. News List Ltd. is indirectly wholly owned by a trust of which Mr. Lei Li and his family are beneficiaries. The registered address of News List Ltd. is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

(3)	Represents 3,876,500 Class A ordinary shares held by Qu World Limited, a limited liability company established in the British Virgin Islands, as a nominee of our equity incentive trust. Qu World Limited is wholly owned by The Core Trust Company Limited, a trust company established in Hong Kong that acts as the trustee of our equity incentive trust. The registered address of Qu World Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The trust deed for our equity incentive trust provides that the trustee shall not have any voting power in relation to the 3,876,500 Class A ordinary shares held by Qu World Limited.

(4)	Represents 3,343,245 Class A ordinary shares in the form of 1,337,298 ADSs held by Mount McKinley Investment Limited, a company incorporated in the British Virgin Islands, as reported in Amendment No. 1 to the Schedule 13G filed on February 11, 2022, which accounts for 7.1% of the outstanding Class A ordinary shares as of the date of this annual report. Mount McKinley Investment Limited is a wholly-owned subsidiary of Tencent Holdings Limited, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange. The registered address of Mount McKinley Investment Limited is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of Tencent Holdings Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(5)	Represents 1,852,965 Class A ordinary shares issuable to Mr. Zhiliang Wang upon exercise of the share options granted under our equity incentive plan that have vested or are expected to vest within 60 days from the date of this annual report.

The trustee of our equity incentive trusts does not have any voting power in relation to the 3,876,500 Class A ordinary shares held by Qu World Limited. In addition, The Bank of New York Mellon, the depositary bank of our ADR program, does not have voting power over the 3,145,390 Class A ordinary shares it holds that are reserved for equity awards granted under our equity incentive plan. As such, 72,835,321 of the 79,857,211 ordinary shares issued and outstanding as of the date of this annual report have voting power.

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

Transactions with Companies Controlled by or Affiliated with Mr. Tan

The Group provided advertising and marketing services to several companies controlled by Mr. Eric Siliang Tan, mainly Shanghai Tujin Internet Technology Co., Ltd., or Shanghai Tujin, and charged service fees of RMB40.3 million, RMB2.5 million and nil in the fiscal years ended December 31, 2021, 2022 and 2023, respectively. The advertising and marketing services were provided to help promote these companies’ mobile applications, which were developed in late 2018. As of December 31, 2022 and 2023, the amount due from such related parties that pertained to accounts receivable from related parties’ revenues generated was RMB48.8 million and RMB45.8 million (US$6.5 million), respectively. Although the settlement of the remaining receivables may be after the due date, as these companies are under the common control of our founder and they have demonstrated an ability to continuously pay off their balances, we did not view this delay in payment as a sign of collectability risk.

The Group entered into a cost-per-impression (CPM) arrangement for advertisement placement by the Group’s advertising customers with Shanghai Mengjia Internet Technology Co., Ltd., or Shanghai Mengjia, and Shanghai Tujin, which are media platforms controlled by Mr. Eric Siliang Tan, in 2019. The total service fee charged by Shanghai Mengjia and Shanghai Tujin amounted to RMB103.3 million, RMB16.7 million and RMB0.3 million (US$48.6 thousand) for the fiscal years ended December 31, 2021, 2022 and 2023, respectively.

The Group entered into a game cooperation agreement with Shanghai Ruiti Internet Technology Co., Ltd., or Shanghai Ruiti, a game developing company in which Mr. Eric Siliang Tan’s controlled entity has significant influence on. The total service fee the Group paid to Shanghai Ruiti in relation to the arrangement amounted to RMB11.0 thousand, nil and nil for the fiscal years ended December 31, 2021, 2022 and 2023, respectively. The investment in this company was fully impaired as of December 31, 2021.

As of December 31, 2022 and 2023, amount due to the related parties in relation to the CPM arrangement was RMB0.6 million and RMB0.2 million (US$21.7 thousand), respectively.

In addition, Shanghai Tujin also provided advertising and marketing-related promotion services to the Group. For the years ended December 31, 2020, 2021 and 2022, the service fees charged from such related parties amounted to RMB15.8 million, RMB7.9 million and RMB0.2 million (US$26.6 thousand), respectively.

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

In re Qutoutiao, Inc. Securities Litigation, 23-1233 (2d Cir.)

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

On August 3, 2023, the District Court granted the motion to dismiss in its entirety. Plaintiff appealed the dismissal of the Securities Act of 1933 claims to the United States Court of Appeals for the Second Circuit. Plaintiff alleges on appeal there were materially false or misleading statements or omissions made only in the offering documents. On January 3, 2024, Plaintiff filed his opening brief, and on April 3, 2024, we filed our brief in response. Plaintiff filed his reply brief on April 24, 2024. A decision on the appeal is pending. It is premature at this stage of the litigation to evaluate the likelihood of a favorable or unfavorable outcome.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations, and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs and Class A ordinary shares. Stamp duties may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands and instruments which were executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer or broker in securities or currencies;

●	a financial institution;

●	a regulated investment company;

●	a real estate investment trust;

●	an insurance company;

●	a tax-exempt organization;

●	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

●	a trader in securities that has elected the mark-to-market method of accounting for your securities;

●	a person liable for alternative minimum tax;

●	a person who owns or is deemed to own 10% or more of our stock by vote or value;

●	a partnership or other pass-through entity for United States federal income tax purposes;

●	a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement; or

●	a person whose “functional currency” is not the U.S. dollar.

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

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, if you are eligible for the benefits of the Treaty, any PRC withholding taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable rate under the Treaty. In addition, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you are eligible for and elect to claim the benefits of the Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service (the “IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our most recent taxable year, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or

●	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

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

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

You will generally be required to file IRS Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are considered a PFIC in any taxable year.

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

Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may be able to elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, if you do not claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed upon the disposition of ADSs or Class A ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit or a deduction and the election to treat any gain as PRC source, under your particular circumstances.

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

Foreign Exchange Risk

Substantially all of the Group’s revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company and our Hong Kong subsidiary is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the Group VIEs and their subsidiaries is the Renminbi. The Group uses Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. The Group recorded a loss in foreign currency translation adjustment, net of RMB45 million in 2021, RMB232 million in 2022 and RMB55 million (US$8 million) in 2023.

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

Inflation

Since its inception, inflation in China has not materially affected the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2021, 2022 and 2023 were increases of 0.9%, 2.0% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

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

Depositary Fees and Charges

Under the terms of the deposit agreement for our ADSs, an ADS holder will be required to pay the following service fees to the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of ADSs):

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	Depositary services

Persons depositing or withdrawing shares or ADS holders must pay:	For:
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Payments by Depositary

We did not receive any payment from The Bank of New York Mellon, the depositary bank for our ADR program, in 2023.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2023. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that, as of December 31, 2023, our existing disclosure controls and procedures were ineffective due to the material weakness in internal control over financial reporting identified in “— Management’s Annual Report on Internal Control over Financial Reporting” below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established within the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2023, our internal control over financial reporting was ineffective due to the material weakness identified below.

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

To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that material weakness in our internal control over financial reporting had not been corrected as of December 31, 2023.

Since we were a non-accelerated filer as of December 31, 2023, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

	For the Year Ended December 31,
	2022	2023
	(In thousands of US dollars)
Audit Fees(1)	814	261
Tax Fees (2)	—	-
All Other Fees	—	-
Total	814	261

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements.

(2)	“Tax fees” represents the aggregate fees for professional services rendered by our principal auditors for tax compliance.

The policy of our board of directors is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit services, audit-related services and other services as described above. All of the services of PricewaterhouseCoopers Zhong Tian LLP for the years ended December 31, 2022 and 2023, and Shandong Haoxin Certified Public Accountants Co., Ltd. for the years ended December 31, 2022 and 2023 described above were in accordance with the pre-approval policy.

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

PwC’s audit report on the Group’s consolidated financial statements as of and for the year ended December 31, 2021 issued on May 2, 2022 (the “2021 audit report”) did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle, except that the 2021 audit report was modified to contain a required additional paragraph due to there being substantial doubt about our ability to continue as a going concern.

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

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not Applicable.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

We have integrated cybersecurity risk management into our overall risk management system, and implemented comprehensive cybersecurity risk management procedures for assessing, identifying and managing cybersecurity risks. For instance, we have adopted internal policies and procedures for routine maintenance, vulnerability scanning and threat defense to identify and prevent threats to information, network and system security. These internal policies and procedures are implemented through various technical measures, such as firewalls, access controls, automated monitoring system and data loss prevention, which helps us timely identify, assess and mitigate cybersecurity risks, and protect the confidentiality, integrity and availability of the data stored in our system. We have also established a robust incident response mechanism to effectively address cybersecurity risks and threats, and formulated a set of contingency plans for various types of cybersecurity incidents such as virus outbreaks, unauthorized access, denial-of-service attacks and system failures and disruptions. Once cybersecurity incidents are identified, dedicated personnel at the relevant department will instantly make analysis and classification of the incidents based on the level of potential impact, report material incidents to the Cybersecurity and Information Security Committee, and take remedial measures in accordance with the pre-established contingency plans.

We have engaged a third-party assessment agency to evaluate our cybersecurity system, including its compliance with applicable standards. We have implemented procedures to identify and mitigate cybersecurity risks arising from our use of third-party service providers. For instance, as part of our supplier selection process, we conduct screenings to evaluate the capabilities and qualifications of third-party service providers. In addition, our contracts with third-party service providers generally set out access controls for sensitive data, requirements for data storage measures as well as confidentiality obligations.

As of the date of this annual report on Form 20-F, we have not experienced any cybersecurity incidents or identified any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations and financial condition.

Cybersecurity Governance

Our board of directors oversees our overall risk management, including cybersecurity risk management, and reviews management reports on material cybersecurity risks and incidents as they arise. Our board of directors also reviews and approves cybersecurity-related disclosure in our periodic reports, including our annual reports on Form 20-F.

At the management level, we have established a Cybersecurity and Information Security Committee to oversee the process of assessing, identifying and managing material risks from cybersecurity threats and monitor the prevention, detection, mitigation and remediation of material cybersecurity incidents. The Cybersecurity and Information Security Committee is chaired by Mr. Jianfei Dong, our director and co-president, and comprised of experts from various departments, including big data, cybersecurity, IT, business information security, operation and maintenance and back office. Mr. Dong brings to this role over one decade of experience in technical and leadership roles at technology companies, as well as academic credentials in control science and automation engineering. For more details on Mr. Jianfei Dong’s biographical information, see “Item 6. Directors, Senior Management and Employees — B. Directors and Senior Management — Directors and Executive Officers.” The Cybersecurity and Information Security Committee reports to our board of directors on the prevention, detection, mitigation and remediation of material risks arising from cybersecurity threats, as well as material cybersecurity incidents, if any, on a regular basis.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Qutoutiao Inc., its subsidiaries and the Group VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
2.1	Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (1) to the registration statement on Form F-6 (File No. 333-227181), as amended, filed with the Securities and Exchange Commission on September 4, 2018)
2.2	Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
2.3	Form of Deposit Agreement among the Registrant and The Bank of New York Mellon, as depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (1) to the registration statement on Form F-6 (File No. 333-227181), as amended, filed with the Securities and Exchange Commission on September 4, 2018)
2.4	Description of Rights of Each Class of Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
4.3	Equity Interest Pledge Agreement by and among Shanghai Quyun Internet Technology Co., Ltd. (“Shanghai Quyun”), Shanghai Jifen Culture Communications Co., Ltd. (“Shanghai Jifen”) and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
4.4	Voting Rights Proxy Agreement by and among Shanghai Quyun, Shanghai Jifen and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
4.5	Exclusive Technology and Consulting Service Agreement by and between Shanghai Quyun and Shanghai Jifen (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
4.6	Exclusive Option Agreement by and among Shanghai Quyun, Shanghai Jifen and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
4.7	Loan Agreement by and among Shanghai Quyun and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
4.8	Qutoutiao Inc. Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (Registration No. 333-229673), filed with the Securities and Exchange Commission on February 14, 2019)

Exhibit Number	Description of Document
4.9	Series B1 Preferred Share Purchase Agreement, dated March 4, 2018, by and among Image Flag Investment (HK) Limited, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
4.10	Series B2 Preferred Share Purchase Agreement, dated March 8, 2018, by and among several investors, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
4.11	Trust Deed dated February 26, 2018 among the Registrant, The Core Trust Company Limited, as trustee, and Qu World Limited and QFUN Limited, each as a nominee (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
4.12	Baidu Alliance Membership Registration Agreement (English Translation) (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
4.13	Series B3 Preferred Share Purchase Agreement, dated April 19, 2018, by and among several investors, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
4.14	Series C1 Preferred Share Purchase Agreement, dated August 17, 2018, by and among Shimmering Investment (BVI) Ltd., the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
4.15	Series C1 Preferred Share Purchase Agreement, dated August 17, 2018, by and among CG Partners Opportunity Fund SP, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
4.16	Supplementary Agreement to Series C1 Preferred Share Purchase Agreement, dated September 4, 2018, by and among Shimmering Horizon L.P., the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
4.17	Series C2 Preferred Share Purchase Agreement, dated August 27, 2018, by and among Shanghai Pengpai Online Network Technology Co., Ltd., the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
4.18	Strategic Cooperation Framework Agreement, dated August 27, 2018, by and between Shanghai Dongfang Newspaper Co., Ltd. and Shanghai Jifen (English Translation) (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

Exhibit Number	Description of Document
4.19	Supplementary Agreement to Series C1 Preferred Share Purchase Agreement, dated September 11, 2018, by and among CG Partners Opportunity Fund SP, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
4.20	Equity Interest Pledge Agreement by and among Shanghai Zhicao Information Technology Co., Ltd. (“Shanghai Zhicao”), Shanghai Big Rhinoceros Horn Information Technology, Co., Ltd. (“Big Rhinoceros Horn”) and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)
4.21	Voting Rights Proxy Agreement by and among Shanghai Zhicao, Big Rhinoceros Horn and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)
4.22	Exclusive Technology and Consulting Service Agreement by and between Shanghai Zhicao and Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)
4.23	Exclusive Option Agreement by and among Shanghai Zhicao, Big Rhinoceros Horn and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)
4.24	Loan Agreement by and among Shanghai Zhicao and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)
4.25	Convertible Loan Agreement, dated March 28, 2019, by and between the Registrant and Alibaba Investment Limited (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)
4.25A	Third Supplemental Agreement to the Convertible Loan Agreement, dated April 29, 2022, by and between the Registrant and Alibaba Investment Limited (incorporated herein by reference to Exhibit 4.25A to the annual report on Form 20-F for the fiscal year ended December 31, 2021)
4.26	Series B Preferred Share Purchase Agreement, dated September 24, 2019, by and among Fun Literature Limited, Fun Literature (HK) Limited, Shanghai Zhicao, Big Rhinoceros Horn, Qutoutiao Inc. and CMC Rocket Holdings Limited (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)
4.27	Share Pledge Agreement, dated September 29, 2019, by and among Shanghai Quyun, Anhui Zhangduan Internet Technology Co., Ltd. (“Anhui Zhangduan”) and each shareholder of Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

Exhibit Number	Description of Document
4.28	Voting Rights Proxy Agreement, dated September 29, 2019, by and among Shanghai Quyun, Anhui Zhangduan and each shareholder of Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)
4.29	Exclusive Technical and Consulting Service Agreement, dated September 29, 2019, by and between Shanghai Quyun and Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)
4.30	Exclusive Option Agreement, dated September 29, 2019, by and among Shanghai Quyun, Anhui Zhangduan and each shareholder of Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)
4.31	Loan Agreement, dated September 29, 2019, by and among Shanghai Quyun and each shareholder of Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)
4.32	Share Pledge Agreement, dated January 1, 2019, by and among Shanghai Quyun, Shanghai DragonS Information Technology, Co., Ltd. (“DragonS Information”) and each shareholder of DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)
4.33	Voting Rights Proxy Agreement, dated January 1, 2019, by and among Shanghai Quyun, DragonS Information and each shareholder of DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)
4.34	Exclusive Technical and Consulting Service Agreement, dated January 1, 2019, by and between Shanghai Quyun and DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)
4.35	Exclusive Option Agreement, dated January 1, 2019, by and among Shanghai Quyun, DragonS Information and each shareholder of DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)
4.36	Loan Agreement, dated January 1, 2019, by and among Shanghai Quyun and each shareholder of DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)
12.1*	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Shandong Haoxin Certified Public Accountants Co., Ltd.
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.3*	Consent of King & Wood Mallesons
16.1	Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission (incorporated herein by reference to Exhibit 16.1 to the annual report on Form 20-F for the fiscal year ended December 31, 2022)
101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished herewith

†	Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The omitted information is (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. Schedules have been omitted from this exhibit pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of the exhibit or a copy of any omitted schedule to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUTOUTIAO INC.

By:	/s/ Bing Xu
Name:	Bing Xu
Title:	Chief Executive Officer and Chief Financial Officer

Date: May 15, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Qutoutiao Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qutoutiao Inc., its subsidiaries and its consolidated variable interest entities (the “Company”) as of December 31, 2022 and 2023, and the related consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows for each of the two years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, facts and circumstances including accumulated and recurring losses from operations, net cash used in operating activities, negative working capital as of December 31, 2023, and uncertainties on the repayment of a convertible loan raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

May 15, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Qutoutiao Inc.

Opinion on the Financial Statements

We have audited the consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows of Qutoutiao Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

May 2, 2022

We served as the Company’s auditor from 2017 to 2022.

QUTOUTIAO INC. CONSOLIDATED BALANCE SHEETS

As of December 31, 2022 and 2023

(All amounts in RMB thousands, except share data, or otherwise noted)

		As of
	Note	December 31, 2022	December 31, 2023
		RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	4	122,801	74,648	10,514
Restricted cash	2(h)	7,600	17,058	2,403
Short-term investments	5	26,402	-	-
Accounts receivable, net	6	117,409	73,570	10,362
Amounts due from related parties	21	48,802	45,787	6,449
Prepayments and other current assets	7	158,811	137,933	19,427
Total current assets		481,825	348,996	49,155
Non-current assets:
Property and equipment, net	8	5,013	504	71
Right-of-use assets, net	10	21,879	5,633	793
Intangible assets	9	62,649	50,344	7,091
Goodwill		7,268	7,268	1,024
Other non-current assets	7	2,902	666	94
Total non-current assets		99,711	64,415	9,073
Total assets		581,536	413,411	58,228
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities (including current liabilities of the consolidated variable interest entity(“VIEs”) and its subsidiaries without recourse to the Company amounting to RMB811,303 and RMB684,660 as of December 31, 2022 and December 31, 2023, respectively):
Accounts payable		394,994	379,573	53,462
Amounts due to a related party	21	592	154	22
Registered users’ loyalty payable	2(v)	29,773	13,863	1,953
Advance from customers and deferred revenue		48,706	56,610	7,973
Salary and welfare payable		59,561	37,466	5,277
Tax payable	11	40,474	40,448	5,697
Lease liabilities, current	10	15,083	2,407	339
Accrued liabilities related to users’ loyalty programs	2(v)	64,589	33,489	4,717
Accrued liabilities and other current liabilities	12	336,262	243,843	34,344
Total current liabilities		990,034	807,853	113,784

		As of
	Note	December 31, 2022	December 31, 2023
		RMB	RMB	US$ (Note 2(e))
Non-current liabilities (including non-current liabilities of the consolidated variable interest entity(“VIEs”) and its subsidiaries without recourse to the Company amounting to RMB7,599 and RMB3,366, as of December 31, 2022 and December 31, 2023, respectively):

Convertible loan	13	1,746,188	1,944,834	273,924
Lease liabilities, non-current	10	7,599	3,366	474
Deferred tax liabilities	17	14,019	11,616	1,636
Non-current liabilities		1,767,806	1,959,816	276,034
Total liabilities		2,757,840	2,767,669	389,818

Commitments and contingencies	23
Mezzanine equity:
Redeemable non-controlling interests	20	1,414,435	1,583,130	222,979

Shareholders’ deficit:
Class A ordinary shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2022 and 2023; 42,812,245 shares issued as of December 31, 2022 and 2023; 38,726,637 and 38,726,637 shares outstanding as of December 31, 2022 and 2023)	14	26	26	4
Class B ordinary shares (US$0.0001 par value; 34,248,442 shares authorized as of December 31, 2022 and 2023; 32,937,193 shares issued and outstanding as of December 31, 2022 and 2023)	14	24	24	3
Additional paid-in capital		5,049,458	5,086,766	716,456
Treasury stock (US$0.0001 par value; 4,085,608 and 4,085,608 shares as of December 31, 2022 and 2023, respectively)		(142,229)	(142,229)	(20,033)
Accumulated other comprehensive income		(102,834)	(157,502)	(22,183)
Accumulated deficit		(8,395,184)	(8,724,473)	(1,228,816)
Total Qutoutiao Inc. shareholders’ deficit		(3,590,739)	(3,937,388)	(554,569)
Total liabilities, mezzanine equity and shareholders’ deficit		581,536	413,411	58,228

QUTOUTIAO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2021, 2022 and 2023

(All amounts in RMB thousands, except share data, or otherwise noted)

		Year ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$(Note 2(e))
Advertising and marketing revenue		4,050,120	836,926	569,552	80,220
Advertising and marketing revenue- related parties	21	40,263	2,451	17	3
Other revenue		249,220	243,668	175,988	24,788
Net revenues		4,339,603	1,083,045	745,557	105,011
Cost of revenues		(1,068,340)	(548,043)	(415,568)	(58,532)
Cost of revenues-related parties	21	(103,286)	(14,564)	(345)	(49)
Gross profit		3,167,977	520,438	329,644	46,430
Operating expenses:
Research and development expenses	2(s)	(551,612)	(184,604)	(106,592)	(15,013)
Sales and marketing expenses	2(t)	(3,467,933)	(552,771)	(188,511)	(26,551)
Sales and marketing expenses-related parties	21	(15,840)	(7,945)	(189)	(27)
General and administrative expenses	2(u)	(431,913)	(155,445)	(55,853)	(7,868)
Total operating expenses		(4,467,298)	(900,765)	(351,145)	(49,459)
Other operating income	18	106,098	61,829	19,607	2,762
Loss from operations		(1,193,223)	(318,498)	(1,894)	(267)
Interest income	4, 5	3,174	1,370	118	17
Interest expense	13	(35,477)	(468,612)	(185,794)	(26,169)
Foreign exchange related loss, net		(1)	(903)	(102)	(14)
Investment gains/(loss) including impairment	5	(36,041)	(45,877)	2,700	380
Other income/(expenses), net	19	27,637	(81,879)	(2,367)	(333)
Loss before income taxes		(1,233,931)	(914,399)	(187,339)	(26,386)
Income tax benefit/(expense)	17	(3,050)	1,048	2,026	285
Equity in loss of an affiliate company	5	(3,195)	(1,416)	-	-
Net loss		(1,240,176)	(914,767)	(185,313)	(26,101)
Net loss attributable to non-controlling interests		559	-	-	-
Net loss attributable to Qutoutiao Inc.		(1,239,617)	(914,767)	(185,313)	(26,101)
Accretion to redemption value of convertible redeemable preferred shares of a subsidiary	20	(108,896)	(124,677)	(143,976)	(20,278)
Net loss attributable to Qutoutiao Inc.’s ordinary shareholders		(1,348,513)	(1,039,444)	(329,289)	(46,379)

Net loss		(1,240,176)	(914,767)	(185,313)	(26,101)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax		44,690	(231,844)	(54,668)	(7,700)
Total comprehensive loss		(1,195,486)	(1,146,611)	(239,981)	(33,801)
Comprehensive loss attributable to non-controlling interests		559	-	-	-
Comprehensive loss attributable to Qutoutiao Inc.		(1,194,927)	(1,146,611)	(239,981)	(33,801)

Net loss per share attributable to Qutoutiao Inc.’s ordinary shareholders
— Basic and diluted	22	(17.80)	(13.56)	(4.30)	(0.61)
Weighted average number of ordinary shares used in per share calculation:
— Basic and Diluted	22	75,767,532	76,629,816	76,631,037	76,631,037

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the Years Ended December 31, 2021, 2022 and 2023

(All amounts in RMB thousands, except share data, or otherwise noted)

	Outstanding ordinary shares			Treasury stocks
	Number of Shares	Amount	Additional paid-in capital	Number of Shares	Amount	Accumulated other comprehensive income	Accumulated deficit	Non-controlling interests	Total shareholders’ deficit
Balance as of January 1, 2021	68,258,804	47	4,784,315	7,490,634	(142,229)	84,320	(6,007,227)	(4,589)	(1,285,363)
Share-based compensation expense (Note 15)	-	-	200,186	-	-	-	-	-	200,186
Accretion on Series A convertible redeemable preferred shares of a subsidiary (Note 20)	-	-	-	-	-	-	(14,089)	-	(14,089)
Accretion on Series B convertible redeemable preferred shares of a subsidiary (Note 20)	-	-	-	-	-	-	(21,726)	-	(21,726)
Accretion on Series C convertible redeemable preferred shares of a subsidiary (Note 20)	-	-	-	-	-	-	(73,081)	-	(73,081)
Exercise of share options	3,049,281	3	-	(3,049,281)	-	-	-	-	3
Net loss	-	-	-	-	-	-	(1,239,617)	(559)	(1,240,176)
Foreign currency translation	-	-	-	-	-	44,690	-	-	44,690
Acquisition of remaining equity interest of a subsidiary from the non-controlling interests (Note 20)	-	-	(5,148)	-	-	-	-	5,148	-
Balance as of December 31, 2021	71,308,085	50	4,979,353	4,441,353	(142,229)	129,010	(7,355,740)	-	(2,389,556)

QUTOUTIAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the Years Ended December 31, 2021, 2022 and 2023

(All amounts in RMB thousands, except share data, or otherwise noted)

	Outstanding ordinary shares			Treasury stocks
	Number of Shares	Amount	Additional paid-in capital	Number of Shares	Amount	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
Balance as of January 1, 2022	71,308,085	50	4,979,353	4,441,353	(142,229)	129,010	(7,355,740)	(2,389,556)
Share-based compensation expense (Note 15)	-	-	70,105	-	-	-	-	70,105
Accretion on Series A convertible redeemable preferred shares of a subsidiary (Note 20)	-	-	-	-	-	-	(15,947)	(15,947)
Accretion on Series B convertible redeemable preferred shares of a subsidiary (Note 20)	-	-	-	-	-	-	(24,918)	(24,918)
Accretion on Series C convertible redeemable preferred shares of a subsidiary (Note 20)	-	-	-	-	-	-	(83,812)	(83,812)
Exercise of share options	355,745		-	(355,745)	-	-	-	-
Net loss	-	-	-	-	-	-	(914,767)	(914,767)
Foreign currency translation	-	-	-	-	-	(231,844)	-	(231,844)
Balance as of December 31, 2022	71,663,830	50	5,049,458	4,085,608	(142,229)	(102,834)	(8,395,184)	(3,590,739)

QUTOUTIAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the Years Ended December 31, 2021, 2022 and 2023

(All amounts in RMB thousands, except share data, or otherwise noted)

	Outstanding ordinary shares			Treasury stocks
	Number of Shares	Amount	Additional paid-in capital	Number of Shares	Amount	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
Balance as of January 1, 2023	71,663,830	50	5,049,458	4,085,608	(142,229)	(102,834)	(8,395,184)	(3,590,739)
Share-based compensation expense (Note 15)	-	-	37,308	-	-	-	-	37,308
Accretion on Series A convertible redeemable preferred shares of a subsidiary (Note 20)	-	-	-	-	-	-	(18,370)	(18,370)
Accretion on Series B convertible redeemable preferred shares of a subsidiary (Note 20)	-	-	-	-	-	-	(28,736)	(28,736)
Accretion on Series C convertible redeemable preferred shares of a subsidiary (Note 20)	-	-	-	-	-	-	(96,870)	(96,870)
Exercise of share options			-	-	-	-	-	-
Net loss	-	-	-	-	-	-	(185,313)	(185,313)
Foreign currency translation	-	-	-	-	-	(54,668)	-	(54,668)
Balance as of December 31, 2023	71,663,830	50	5,086,766	4,085,608	(142,229)	(157,502)	(8,724,473)	(3,937,388)

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2021, 2022 and 2023

(All amounts in RMB thousands, except share data, or otherwise noted)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$(Note 2(e))
Cash flows from operating activities
Net loss	(1,240,176)	(914,767)	(185,313)	(26,101)
Adjustments for:
Depreciation of property and equipment	11,108	2,324	4,345	612
Amortization of intangible assets	54,099	102,621	12,305	1,733
Non-cash operating lease expense	29,464	12,996	6,164	868
Deferred tax benefit	(2,403)	(2,403)	(2,403)	(338)
Share-based compensation	200,186	70,105	37,308	5,255
Interest expense	35,350	438,112	168,177	23,687
Changes in estimate for accrued liabilities related to users’ loyalty programs	12,369	4,137	2,000	282
Allowance for doubtful accounts	249,143	(467)	(19,589)	(2,759)
Unrealized loss of publicly traded equity security	15,315	-	-	-
Unrealized loss of non-marketable equity securities	1,208	50,487	-	-
Loss (gain) on disposal of property, plant and equipment	(216)	4,097	83	12
Gain on disposal of subsidiary	(23,083)	-	-	-
Equity in losses of an affiliate company	3,195	1,416	-	-
Impairment of long-term investment securities	28,528	-	-	-
Changes in assets and liabilities:
Accounts receivable	(282,272)	653,977	22,828	3,216
Amount due from related parties	123,731	211,061	3,015	425
Prepayments and other current assets	195,375	14,066	20,878	2,941
Accounts receivables, non-current	54,639	-	-	-
Other non-current assets	3,350	1,907	2,236	315
Accounts payable	(135,213)	81,226	25,179	3,546
Amount due to related parties	(2,499)	(6,336)	(438)	(62)
Registered users’ loyalty payable	(10,935)	(31,918)	(15,910)	(2,241)
Salary and welfare payable	(83,334)	(6,426)	(22,095)	(3,112)
Tax payable	(53,265)	(3,405)	(26)	(4)
Accrued liabilities related to users’ loyalty programs	(13,095)	(38,908)	(33,100)	(4,662)
Accrued liabilities and other current liabilities	593,134	(998,342)	(92,419)	(13,017)
Advances from customers and deferred revenue	(18,179)	(73,891)	7,904	1,113
Operating lease liabilities	(22,122)	(13,733)	(6,827)	(962)
Non-current liabilities	(2,524)	(1,733)	-	-
Net cash used in operating activities	(279,122)	(443,797)	(65,698)	(9,253)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$(Note 2(e))
Cash flows from investing activities:
Purchase of short-term investments	(899,787)	(26,402)	-	-
Proceeds from sales and maturity of short-term investments	981,975	292,530	26,402	3,719
Purchase of intangible assets	(113)	-	-	-
Purchase of property and equipment	(7,607)	(7)	(54)	(8)
Proceeds from disposal of property and equipment	1,053	1,434	135	19
Net cash provided by investing activities	75,521	267,555	26,483	3,730
Cash flows from financing activities:
Payment of accrued issuance costs for Series C convertible redeemable preferred shares of a subsidiary	(3,135)	-	-	-
Proceeds from bank borrowings	20,000	-	-	-
Repayments of bank borrowings	(70,000)	(20,000)	-	-
Repayment of borrowings from a related party	(12,959)	-	-	-
Net cash used in financing activities	(66,094)	(20,000)	-	-
Net decrease in cash, cash equivalents and restricted cash	(269,695)	(196,242)	(39,215)	(5,523)
Effect of exchange rate changes on cash, restricted cash and cash equivalents	(9,263)	10,810	520	73
Cash, cash equivalents and restricted cash at the beginning of year	594,791	315,833	130,401	18,367
Cash, cash equivalents and restricted cash at the end of year	315,833	130,401	91,706	12,917
Supplemental disclosure of cash flow information:
Cash paid for interest (Note 13)	42	30,247	17,617	2,481
Cash paid for income taxes	4,079	1,478	4,482	631
Non-cash financing and investing activities:
Accretion to redemption value of Series A, B and C convertible redeemable preferred shares of a subsidiary	108,896	124,677	143,976	20,279
The below table reconciles cash, cash equivalents, and restricted cash
Cash and cash equivalents	240,351	122,801	74,648	10,514
Restricted cash	75,482	7,600	17,058	2,403
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	315,833	130,401	91,706	12,917

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

As of December 31, 2023, the Company’s principal subsidiaries and consolidated Affiliated Entities are as follows:

Name of subsidiaries and VIEs	Date of direct or indirect establishment/acquisition	Place of incorporation	Percentage of direct or economic ownership
Wholly owned subsidiaries of the Company:
InfoUniversal Limited(“InfoUniversal”)	August, 2017	Hong Kong	100%
Shanghai Quyun Internet Technology Co., Ltd. (“Quyun WFOE”)	October, 2017	PRC	100%
Shanghai Dianguan Network Technology Co., Ltd. (“Dianguan”)	February, 2018	PRC	100%
Qtech USA Inc. (“Qtech”)	April, 2018	USA	100%
QTT Asia Ltd.(“QTT Asia”)	April, 2018	British	100%
Kubik Media International Ltd. (“Kubik Media”)	May, 2018	BVI	100%
Kubik Technology Pte., Ltd. (“Kubik Technology”)	May, 2018	Singapore	100%
Fun Literature Limited (Cayman) (“Fun Literature”)	October, 2018	Cayman Islands	65%
Fun Literature (HK) Limited (“Fun Literature HK”)	October, 2018	Hong Kong	100%
PT. Sedjahtera Inti Abadi (“Abadi”)	October, 2018	Indonesia	100%
Shanghai Zhicao Information Technology Co., Ltd. (“Zhicao WFOE”)	December, 2018	PRC	100%
AI-Fun Technology Limited (“AI-Fun”)	January, 2019	Hong Kong	100%
Fun-Platform Holdings Limited (“Fun-Platform”)	January, 2019	Cayman	100%
Striking Technology Holdings limited (“Striking”)	January, 2019	Hong Kong	100%
Shanghai Chenxing Software Technology Co., Ltd. (“Chenxing”)	January, 2020	PRC	100%
Shanghai Luoshi Software Technology Co., Ltd. (“Luoshi”)	January, 2020	PRC	100%
Shanghai Wennuo Information Technology Co., Ltd. (“Wennuo”)	July, 2020	PRC	100%
Shanghai Shuqin Information Technology Co., Ltd. (“Shuqin”)	November, 2020	PRC	100%
Fun Literature SG Pte. Ltd. (“Fun SG”)	February, 2021	Singapore	100%
Shanghai Chengshan Information Technology Co., Ltd. (“Chengshan”)	March, 2021	PRC	100%
Hainan Mengbang Network Technology Co., Ltd. (“Mengbang”)	June, 2021	PRC	100%
Variable Interest Entity (“VIEs”)
Shanghai Jifen Culture Communications Co., Ltd. (“Jifen or Jifen VIE”)	January, 2012	PRC	100%
Beijing Churun Internet Technology Co., Ltd. (“Churun”)	November, 2018	PRC	100%
Shanghai DragonS Information Technology, Co., Ltd (“ DragonS Information”)	January, 2019	PRC	100%
Hubei Rapid Information Technology Co., Ltd. (“Rapid Information”)	March, 2019	PRC	100%
Shanghai Ququanquan Information Technology Co., Ltd. (“Ququanquan”)	October, 2019	PRC	100%
Huaian Beixia Information Technology Co., Ltd. (“Beixia”)	November, 2020	PRC	100%
Shanghai Miaoliang Information Technology Co., Ltd. (“Miaoliang”)	November, 2020	PRC	100%
Shanghai Zishu Information Technology Co., Ltd. (“Zishu”)	November, 2020	PRC	100%
Shanghai Yuanying Information Technology Co., Ltd. (“Yuanying”)	April, 2021	PRC	100%
Hainan Jinxuan Information Technology Co., Ltd. (“Jinxuan”)	June, 2021	PRC	100%
Bixing Network Technology (Shaoxing) Co., Ltd	February, 2023	PRC	100%

Name of subsidiaries and VIEs	Date of establishment/ acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Subsidiaries of Variable Interest Entity (“VIE subsidiaries”)
Shanghai Xike Information Technology Service Co., Ltd. (“Xike”)	July, 2016	PRC	100%
Shanghai Tuile Information Technology Service Co., Ltd. (“Tuile”)	July, 2016	PRC	100%
Anhui Zhangduan Internet Technology Co., Ltd. (“Zhangduan”)	March, 2017	PRC	100%
Beijing Qukandian Internet Technology Co., Ltd. (“Qukandian”)	April, 2017	PRC	100%
Tianjin Quwen Internet Technology Co., Ltd. (“Quwen”)	August, 2018	PRC	100%
Shanghai Big Rhinoceros Horn Information Technology, Co., Ltd (“Big Rhinoceros Horn”)	November, 2018	PRC	100%
Shanghai Heitu Internet Technology Co., Ltd. (“Heitu”)	January, 2019	PRC	100%
Shanghai Zheyun Internet Technology Co., Ltd. (“Zheyun”)	January, 2019	PRC	100%
Beijing Supreme Pole International Sports Development Co., Ltd. (“Supreme Pole International Sports”)	January, 2019	PRC	100%
Hubei Qingluo Information Technology Co., Ltd. (“Qingluo”)	March, 2019	PRC	100%
Hubei Qingluo Information Technology Co., Ltd. Shanghai Branch (“Qingluo”)	March, 2020	PRC	100%
Shanghai Tuohuan Information Technology Co., Ltd. (“Tuohuan”)	September, 2019	PRC	100%
Shanghai Xunkai Information Technology Co., Ltd. (“Xunkai”)	October, 2019	PRC	100%
Shanghai Xixia Information Technology Co., Ltd. (“Xixia”)	October, 2019	PRC	100%
Hubei Rapid Information Technology Co., Ltd. Shanghai Branch (“Jietu”)	January, 2020	PRC	100%
Shanghai Manchuan Information Technology Co., Ltd. (“Manchuan”)	March, 2020	PRC	100%
Shanghai Yunxi Information Technology Co., Ltd. (“Yunxi”)	April, 2020	PRC	100%
Shanghai Mili Information Technology Co., Ltd. (“Mili”)	March, 2020	PRC	100%
Shanghai Guanji Information Technology Co., Ltd. (“Guanji”)	February, 2021	PRC	100%
Shanghai Yimao Information Technology Co., Ltd. (“Yimao”)	February, 2021	PRC	100%
Shanghai Xier Information Technology Co., Ltd. (“Xier”)	April, 2021	PRC	100%
Shanghai Yixun Information Technology Co., Ltd. (“Yixun”)	June, 2021	PRC	100%

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

The service fee payable by Jifen to Quyun WFOE is determined by Quyun WFOE based on its services provided including various factors such as Quyun WFOE’s incurred technology support and consulting services fees, performance data and Jifen VIE’s revenues. The term of this agreement will expire in 10 years and may be extended at Quyun WFOE’s request prior to the expiration date. Quyun WFOE is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Jifen VIE. There was no service fee paid and payable from Jifen VIE to Quyun WFOE for this agreement for the years ended December 31, 2021, 2022 and 2023 as Jifen, in aggregated, has been incurring losses.

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

Jifen, under Generally Accepted Accounting Principles in the United States (“US GAAP”), is considered to be a consolidated VIE in which the Company, or its subsidiaries, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or one of its subsidiaries is the primary beneficiary of the entity. Through the aforementioned contractual agreements, the Company has the ability to:

●	exercise effective control over Jifen whereby having the power to direct Jifen’s activities that most significantly drive the economic results of Jifen;

●	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from the Jifen as if it was their sole shareholder; and

●	have an exclusive option to purchase all of the equity interests in Jifen.

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

The following factors raise substantial doubt about the Group’s ability to continue as a going concern:

●	For the years ended December 31, 2021, 2022 and 2023, the Group incurred net losses of RMB1,240.2 million, RMB914.8 million and RMB185.3 million, respectively.

●	For the years ended December 31, 2021, 2022 and 2023, the Group had net cash used in operating activities of RMB279.1million, RMB443.8 million and RMB65.7 million, respectively.

●	As of December 31, 2023, the Group had an accumulated deficit of RMB8,724.5 million and a deficit in working capital of RMB458.9 million.

●	As of December 31, 2023, the Group had cash, cash equivalents, restricted cash and short-term investments of RMB91.7 million.

●	As of December 31, 2023, as discussed in Note 13 and Note 25 to the consolidated financial statements, the Group has a Convertible Loan from Alibaba (“Convertible Loan”) of approximately RMB1.94 billion, including principal of US$171.1 million and unpaid interest that was expected to be matured within one year from the date of the issuance of the consolidated financial statements.

The liquidity of the Group is primarily dependent on management’s ability to adjust the pace of its operation expansion, to control operating cost and expenses to reduce the cash used in operating cash flows, to pursue financing arrangements, including the renewal of its Convertible Loan with the creditor, and to obtain additional funds from the sale of its assets.

The Company has carried out a review of its cash flow forecast for the twelve months from the date of issuance of the consolidated financial statements. In preparing the cash flow forecast, the Company’s management has considered historical cash requirements of the Group, the Group’s expected loan repayment obligations in 2024 and beyond, and the Company’s plan to further reduce operating costs and expenses.

The Company is currently exploring a variety of measures to improve the Group’s liquidity and financial position as follows:

The Company continues to optimize its user loyalty programs and traffic acquisition strategy to efficiently control and reduce costs and continues to be selective in their content and better leverage its existing content varieties to attract and maintain users. These measures can in turn lead to savings in user related costs. The Company further plans to preserve liquidity and manage cash flows by reducing expenditure on developing novel applications and limiting other general and administrative expenses. The Company also plans to obtain additional external financing and funds through, including but not limited to, additional credit facilities obtained from banks in the normal course of business, potential additional issuances of equity and/ or debt as a Group or through its subsidiaries, and sale of its assets, including the Group’s equity interest in its subsidiaries, to third parties.

The Convertible Loan had the original maturity date on April 4, 2022 (Note 13). The Company and Alibaba entered into several supplemental agreements to the original convertible loan agreement, pursuant to which the maturity date of the Convertible Loan has been extended to April 30, 2025. The interest rate of the Convertible Loan has also been amended from an original compound rate of 3% per annum to a compound rate of 9% per annum plus a simple rate of 3% per annum, calculated from the original loan draw down date of April 4, 2019. The total amount of the principal and accumulated interest payable of the Convertible Loan, including the incremental interest related to the increase in interest rate under the supplemental agreements, will amount to approximately US$312.7 million as of April 30, 2025. While the Company cannot assure that it will be able to continue to renew the Convertible Loan in future, the Company has assumed that it will be able to extend and renew the Convertible Loan in preparing its cash flow forecast.

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

The following table sets forth the assets, liabilities, results of operations and cash flows of VIEs and its subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and its subsidiaries are eliminated in the balances presented below:

	As of
	December 31, 2022	December 31, 2023
Assets
Current assets
Cash and cash equivalents	32,147	23,590
Restricted cash	7,384	17,008
Short-term investments	6,402	-
Accounts receivable, net	110,523	73,143
Amount due from subsidiaries of the Company	470,966	320,387
Amount due from related parties	48,284	45,182
Prepayments and other current assets	95,568	91,422
Total current assets	771,274	570,732
Non-current assets
Property and equipment, net	5,002	493
Right-of-use assets	21,879	5,633
Intangible assets	6,574	3,883
Other non-current assets	1,426	666
Total non-current assets	34,881	10,675
Total assets	806,155	581,407
Liabilities
Current liabilities
Accounts payable	330,550	349,993
Amount due to subsidiaries of the Company	5,644,725	5,560,180
Amount due to related parties	-	81
Registered users’ loyalty payable	29,773	13,863
Advance from customers and deferred revenue	11,963	12,351
Salary and welfare payable	28,048	15,784
Tax payable	29,584	36,588
Lease liabilities, current	15,083	2,407
Accrued liabilities related to users’ loyalty programs	64,589	33,489
Accrued liabilities and other current liabilities	301,713	220,104
Total current liabilities	6,456,028	6,244,840
Lease liabilities, non-current	7,599	3,366
Total liabilities	6,463,627	6,248,206

	Year ended December 31,
	2021	2022	2023
Revenues:
Third-party revenues	4,336,388	828,341	673,730
Intra-Group revenues	188,298	579,967	637,646
Total revenues	4,524,686	1,408,308	1,311,376
Cost of revenues:
Third-party cost of revenues	(867,701)	(446,189)	(365,857)
Intra-Group cost of revenues	(18,959)	(376,184)	(571,434)
Total cost of revenues	(886,660)	(822,373)	(937,291)
Gross profit	3,638,026	585,935	374,085
Operating expenses:
Third-party operating expenses	(4,067,548)	(572,365)	(248,310)
Intra-Group operating expenses	(951,702)	(384,197)	(140,418)
Total operating expenses	(5,019,250)	(956,562)	(388,728)
Other operating income	18,659	9,153	4,237
Loss from Operations	(1,362,565)	(361,474)	(10,406)
Non-operating income/(expense)	22,282	(9,311)	859
Loss before income tax expense	(1,340,283)	(370,785)	(9,547)
Income tax benefit /(expense)	(131)	(54)	412
Equity in loss of an affiliate company	(3,195)	(1,416)	-
Net loss	(1,343,609)	(372,255)	(9,135)

	Year ended December 31,
	2021	2022	2023

Net cash used in operating activities	(190,975)	(22,037)	(58,155)
Net cash provided by investing activities	63,047	28,625	59,222
Net cash provided by financing activities	84,471	—	—
Net (decrease)/ increase in cash and cash equivalents	(43,457)	6,588	1,067
Cash and cash equivalents at the beginning of year	76,400	32,943	39,531
Cash and cash equivalents, restricted cash at the end of year	32,943	39,531	40,598

In accordance with the aforementioned VIE agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of VIEs. Therefore the Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of December 31, 2022 and 2023. As the VIEs and their subsidiaries were incorporated as limited liability Company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs.

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

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expense items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ deficit on the consolidated financial statement. The exchange rates used for translation on December 31, 2022 and December 29, 2023 were US$1.00= RMB6.9646 and RMB7.0827, respectively, representing the index rates stipulated by the People’s Bank of China.

(e) Convenience Translation

Translations of balances in the Group’s consolidated balance sheet, consolidated statement of operations and comprehensive loss and consolidated statement of cash flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1 = RMB7.0999, representing the noon buying rate set forth in the H.10 statistical release of the US Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

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

As of December 31, 2022 and 2023, the carrying values of cash and cash equivalents, short-term investments in time deposits, current accounts receivable, non-marketable equity securities, short-term borrowings, accounts payable, advance from customers and deferred revenue, registered users’ loyalty payable and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

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

Assets and liabilities measured at fair value on a recurring basis

On a recurring basis, the Group measures its short-term investments in wealth management products and publicly traded equity security at fair value. The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 31, 2022	level 1	level 2	level 3	Balance at fair value
Assets
Short-term investments—Wealth management products	—	26,402	—	26,402

As of December 31, 2023	level 1	level 2	level 3	Balance at fair value
Assets
Short-term investments—Wealth management products	—	—	—	—

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

(h) Restricted cash

As of December 31, 2022 and 2023, restricted cash of RMB7.6 million and RMB17.1 million represents the cash balance that was frozen in cooperation with preliminary investigation.

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

The wealth management products are unsecured with variable interest rates and primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company measures the investments in wealth management products at fair value using the quoted subscription or redemption prices published by these banks. As of December 31, 2023, no allowance for credit losses in short- term investments was recorded.

(j) Accounts receivable, net

Accounts receivable represents those receivables derived in the ordinary course of business, net of an allowance for any potentially uncollectible amounts, and are classified as current or long-term in accordance with customer payment terms. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon its assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions that may vary by geography, customer-type, or industry sub-vertical, and other factors that may affect its ability to collect from customers. Expected credit losses are recorded as general and administrative expenses on our consolidated statements of comprehensive loss.

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

(l) Long-term equity investments

The Company’s equity investments are accounted for as follows:

●	Non-marketable equity securities that do not have readily determinable fair value are measured using the measurement alternative recorded at cost less any impairment, plus or minus changes resulting from subsequent qualifying observable price changes. Any changes in carrying value of these equity investments are recorded in the consolidated statements of comprehensive loss. For the Company’s long-term investment in an equity fund, the Company elected to apply the net asset value (NAV) practical expedient per ASC 820 to measure these investments at fair value. The NAV is the estimated fair value of these investments, and changes in fair value is recorded in the consolidated statements of comprehensive loss. The fair value of this equity fund is nil as of December 31, 2023. This equity fund was reclassed to short-term investments as of December 31, 2021 since it became redeemable in 2022.

●	Equity method investments are securities that the Company does not control but is able to exert significant influence over the investments. These investments are initially recorded at cost and subsequently recognizes proportionate share of each equity investee’s net income or loss and to reflect the amortization of basis differences in the consolidated statements of comprehensive loss and accordingly adjusts the carrying amount of the investments. An impairment charge is recorded if the carrying amount of the investments exceed their fair value and this condition is determined to be other-than-temporary. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. Refer to Note 5– Investments for additional information.

(m) Goodwill and intangible assets

Intangible assets

Intangible assets include the acquired right to operate an online audio/video content platform, which is amortized on a straight-line basis over its estimated useful life of 10 years, and computer software, which is amortized on a straight-line basis over its estimated useful life of 3-10 years.

As part of the Fun Series C Preferred Shares arrangement (see Note 20), the Company acquired intangible assets. For accounting purposes, the consideration was allocated to developed technology and user data. The acquired technology is amortized over 5 years and user data related assets is amortized over 3 years on a straight-line basis. The carrying value related to user data was fully amortized during 2022. (Note 9)

The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

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

As of December 31, 2022 and 2023, there is no event or any circumstance that the Company identified, which indicated that the fair value of the Company’s reporting unit was substantially lower than the respective carrying value. There was no impairment of goodwill for the years ended December 31, 2021, 2022 and 2023 and there was no change in goodwill during 2022 and 2023.

(n) Impairment of long-lived assets other than Goodwill

For other long-lived assets including property and equipment, other non-current assets and intangible assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There was no impairment of any long-lived assets other than goodwill for the years ended December 31, 2021, 2022 and 2023.

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

The Group may also enter into contracts that can include various combinations of virtual items and privileges such as priority speaking rights or special symbols, which are generally capable of being distinct and accounted for as separate performance obligations, such as the VIP member program. Judgments are required as follow: 1) determining whether those virtual items and privilege are considered distinct performance obligations that should be accounted for separately versus together, 2) determining the standalone selling price for each distinct performance obligation, and 3) allocating of the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as the Group does not sell the virtual item or privilege separately, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For consumable virtual items, revenues is recognized immediately when the virtual item is used. For durable virtual items, revenue is recognized over the estimated user relationship periods. For the years ended December 31, 2021, 2022 and 2023, the VIP membership program was not material.

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

D. Disaggregation of revenue

In the following table, revenue is disaggregated by major service line and gross vs net recognition.

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$(Note 2(e))
Major service line
Advertising service provided to advertising customers, recorded gross	2,533,327	404,443	420,275	59,196
Advertising service provided to advertising platforms, recorded net	1,557,056	434,934	149,294	21,027
Other service
Agent and platform services	22,004	4,355	16,548	2,331
Live streaming and online games	140,269	195,213	155,659	21,924
Other revenues	86,947	44,100	3,781	533
Total Other services	249,220	243,668	175,988	24,788
Net Revenues	4,339,603	1,083,045	745,557	105,011

For the years ended December 31, 2021, 2022 and 2023 revenue in advertising services provided to advertising customers which recorded gross include integrated marketing solution services which amounted to RMB39.8 million, nil and nil.

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

The Company accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. For the years ended December 31, 2021, 2022 and 2023, the Company has not capitalized any costs related to internal use software because the inception of the Group software development costs qualified for capitalization have been insignificant.

(t) Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) rewards to registered users related to loyalty programs, (ii) advertising and marketing expenses, (iii) charges for short mobile message service to registered users (iv) salary and welfare for sales and marketing personnel and (v) stock-based compensation expenses for sales and marketing personnel. The advertising and marketing expenses amounted to RMB 2,662.0 million , RMB234.0 million and RMB117.9 million during the years ended December 31, 2021, 2022 and 2023, respectively.

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

The Group also has a number of other loyalty programs for various applications. As of December 31, 2023, the loyalty program volume associated with these applications are immaterial.

For Qutoutiao’s loyalty program, rewards to its users are cleared from their accounts and will not be redeemable after the users have been inactive for 90 days. Other loyalty programs also have similar rewards clearing policies after the users have been inactive for a certain period of time.

The Group’s experience indicates that a certain portion of rewards is never redeemed in cash by its users, which the Group refers to as a “breakage”. The liability accrued for the reward is reduced by the estimated breakage that is expected to occur. The Group estimates breakage based upon its analysis of relevant reward history and redemption pattern as well as considering the expiration period of the rewards under the users agreement. In the assessment of breakage, each individual user’s account is categorized into certain pools of different range of outstanding rewards, and then further grouped into certain sub-groups on the basis of inactivity days. The past reward redemption pattern in those sub-groups was used to estimate the respective breakage for the outstanding rewards in each sub-group at each period end. For the years ended December 31, 2021, 2022 and 2023, total costs related to the users’ rewards granted (before estimated breakage) amounted to RMB731.2 million, RMB194.8 million and RMB40.2 million, respectively, and total rewards redeemed in cash amounted to RMB673.8 million, RMB250.9 million and RMB89.6 million respectively. The Company also reversed the accrued rewards of users who have not been active for the period specified in accordance with its rewards clearance policies, which amounted to non-cash adjustments of RMB81.4 million RMB 63.9 million and RMB48.4 million for the years ended December 31, 2021, 2022 and 2023, respectively, which were recorded as a reduction of sales and marketing expense. As of December 31, 2021, 2022 and 2023, the total estimated breakage not accrued approximated to RMB15.3 million, RMB6.2 million and RMB2.0 million, respectively. For the years ended December 31, 2021, 2022 and 2023, rewards consumed by purchasing the virtual items in live streaming and online games amounted to RMB8.0 million, RMB1.4 million and RMB0.04 million respectively. The consumption was recorded as a reduction of revenue.

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

The actual cost to settle the estimated liability may differ from the estimated liability recorded. As of December 31, 2022 and 2023, users’ reward recorded in Registered Users’ Loyalty Payable were RMB29.8 million and RMB13.9 million, respectively, and estimated users’ rewards recorded in Accrued Liabilities Related to Users’ Loyalty Programs” were RMB64.6 million and RMB33.5 million, respectively.

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

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of operations and comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2021, 2022 and 2023. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

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

Option granted to non-employee

For share-based awards granted to non-employees, the Group accounts for the related share-based compensation expenses in accordance with ASC subtopic, 505-50 (“ASC 505-50”), Equity-Based Payments to Non-Employees. Under the provision of ASC 505-50, options of the Company issued to non-employees are measured based on fair value of the options which are determined by using the binomial option pricing model. These options are measured as of the earlier of the date at which either: (1) commitment for performance by the non-employee has been reached; or the non-employee’s performance is complete. Subsequent to the completion of the performance, the share-based award is assessed in accordance with ASC 815 to determine whether the award meets the definition of a derivative. In 2020, the entity adopted ASU 2018-07, and from the adoption date the Company applied the same guidance to both employee and nonemployee share-based awards, which nonemployee share- based payment equity awards are measured at the grant-date fair value of the equity instruments, similar to employee share-based payment equity awards.

(aa) Government grants

Government grants are recognized as other income/ (expenses) when received. For the years ended December 31, 2021, 2022 and 2023, the Group received financial subsidies of RMB7.2 million, RMB4.5 million and RMB0.1 million from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

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

(ad) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2021, 2022 and 2023, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

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

(ah) Recent Adopted Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, Topic 805 “Business Combinations” – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. The Group adopted this standard on January 1, 2023 with no material impact on its consolidated financial statements and related disclosures as a result of adopting the standard.

(ai) Recent Issued Accounting Pronouncements

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Group is currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

3. Risks and Concentration

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

(2) Inability to fully comply with Audio-visual Program Provisions

Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which was issued by the State Administration of Radio, Film and Television (the predecessor of GAPPRFT), or SARFT, and MIIT on December 20, 2007 and came into effect on January 31, 2008 and was amended on August 28, 2015, online transmission of audio and video programs requires an Internet audio- visual program transmission license and online audio-visual service providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual service providers that had already been operating lawfully prior to the issuance of the Audiovisual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after the Audio-visual Program Provisions was issued.

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

(1)	Concentration of revenues

For the years ended December 31, 2021, 2022 and 2023, Customer A contributed 18%, 11% and lower than 10% of total net revenue of the Group, respectively.

(2)	Concentration of accounts receivable

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

The following table summarized customers with greater than 10% of the accounts receivables, including accounts receivable from related parties:

	As of December 31,
	2022	2023
Customer A — advertising and marketing customer	29%	31%
Customer B — advertising and marketing customer	14%	13%

4. Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits placed with banks or other financial institutions with original maturities less than three months, which are unrestricted as to withdrawal or use. Interest income associated with these deposits amounted to RMB2.4 million, RMB1.4 million and RMB0.1 million in the consolidated statements of comprehensive loss for the years ended December 31, 2021, 2022 and 2023.

The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2022 and 2023:

	RMB thousands			RMB thousands equivalent (US$)			RMB thousands equivalent
							(HKD/SGD/IDR)			Total in
	Overseas	China		Overseas	China		Overseas	China		RMB thousands
		Non-VIE	VIE		Non-VIE	VIE		Non-VIE	VIE
December 31, 2022	30,080	4,730	32,147	55,389	—	—	455	—	—	122,801
December 31, 2023	32,470	1,043	23,490	17,486	—	—	159			74,648

5. Investments

As of December 31, 2022 and 2023, the Company’s short-term investments are comprised of the following:

	As of December 31,
	2022	2023
Wealth management products	26,402	-
Total short-term investments	26,402	-

For time deposits with original maturities between three months and a year, its interest income amounted to RMB3.1 million, RMB1.3 million and RMB1.7 million in the consolidated statements of comprehensive loss for the years ended December 31, 2021, 2022 and 2023, respectively.

The change in fair value of short-term investments in wealth management products was recorded as investment gains which amounted to RMB9.0 million, RMB2.3 million and RMB1 million for the years ended December 31, 2021, 2022 and 2023, respectively.

During 2020, the Company invested RMB20.0 million in a publicly traded security listed on the Hong Kong Stock Exchange and the investment was sold in 2021. The gain (loss) for the security was recorded as Investment Gains/(Loss) which amounted to RMB16.7 million and (RMB15.3 million) for the years ended December 31, 2020 and 2021.

The Company’s investments in non-marketable equity securities consist of an investment in an equity fund. During the first quarter of 2020, the Company subscribed to shares of an equity fund as a limited partner, with an initial cost of RMB106.0 million. The investment in the fund is nonredeemable for two years after the subscription date and the directors of the fund can extend the non-redemption period for another two years. The investment is measured under the NAV practical expedient. Unrealized losses of RMB1.2 million, RMB50.5 million and nil was recorded in Investment Gains/(Loss) in the consolidated statements of comprehensive loss for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022, and 2023, the fair value of investments measured at NAV was nil and nil, respectively.

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

For the year end December 31, 2023, the Group recognized nil of share of loss of equity method investments (2021 and 2022: share of loss of RMB3.2 million and RMB1.4 million, respectively).

The Company’s investments in non-marketable equity securities primarily consist of an investment in an equity fund and small, non- controlling investments in companies for which the Company has equity ownership with preferential rights but cannot exert significant influence. During 2021, equity securities of RMB8.0 million without readily determinable fair value were either disposed or impaired and had nil carrying value as of December 31, 2022 and 2023.

6. Accounts receivable, net

	As of December 31,
	2022	2023
Accounts receivable, gross – current	452,783	389,355
Less: allowance for credit losses	(335,374)	(315,785)
Accounts receivable, net	117,409	73,570

Movement of allowance for credit losses was as follows:

	Year ended December 31,
	2021	2022	2023
At beginning of the period	(86,698)	(335,841)	(335,374)
(Additional)/Reversal of provisions	(249,143)	467	19,589
At the end of the period	(335,841)	(335,374)	(315,785)

7. Prepayments and other assets

Prepayment and other current assets consist of the following:

	As of December 31,
	2022	2023
Value-added tax receivable	102,453	102,528
Deposits	11,465	9,402
Loans and advance to employees	11,583	8,892
Prepayment for the third parties	16,898	6,225
Cooperation service fee – current portion	1,674	1,240
Lease deposits-current portion	876	2,048
Others	13,862	7,598
Total	158,811	137,933
Other non-current assets:
Long-term cooperation service fee	1,476	-
Long-term lease deposits	1,426	666
Total	2,902	666

8. Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2022	2023
Cost:
Office equipment	11,843	8,626
Leasehold improvements(1)	4,211	-
Total cost	16,054	8,626
Less: Accumulated depreciation	(11,041)	(8,122)
Property and equipment, net	5,013	504

(1)	Leasehold improvements of RMB4.2 million was expensed due to the termination of the underlying office lease contract in 2023.

Depreciation expense recognized for the years ended December 31, 2021, 2022 and 2023 are summarized as follows:

	Year ended December 31,
	2021	2022	2023
Cost of revenues	3,024	534	358
Research and development expenses	6150	1202	525
Sales and marketing expenses	622	249	415
General and administrative expenses	1,312	339	3,047
Total	11,108	2,324	4,345

9. Intangible assets, net

Intangible assets consist of the following:

	As of December 31,
	2022	2023
Cost:
Acquired user data	127,133	127,133
Acquired right to operate an online audio/video platform including content deferred tax liabilities impact	96,130	96,130
Computer software	12,290	12,290
Developed technology	9,000	9,000
Total cost	244,553	244,553
Less: Accumulated amortization	(181,904)	(194,209)
Intangible assets, net	62,649	50,344

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

The Company also acquired intangible assets of RMB136.1 million. For accounting purposes, the consideration was allocated to developed technology and user data (Note 20). The transfer of the intangible assets was completed in January 2021. The acquired technology with amount of RMB9.0 million will be amortized over 5 years and user data related assets of RMB127.1 million will be amortized over 3 years on a straight-line basis. The carrying value related to user data as of December 31, 2022, amounting to RMB45.9 million, was fully amortized during 2022 due to changes in its monetization pattern.

Amortization expense for intangible assets for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Year ended December 31,
	2021	2022	2023
Cost of revenues	9,613	9,613	9,613
Research and development expenses	825	900	1,800
Sales and marketing expenses	38,846	88,287	-
General and administrative expenses	4,815	3,821	892
Total	54,099	102,621	12,305

Future intangible asset amortization as of December 31, 2023 is as follows:

Year ended December 31,	Amortization Expense
2024	11,437
2025	11,437
2026	9,787
2027	9,637
2028	8,036
Thereafter	10
Total	50,344

10. Leases

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

●	The components of lease expenses were as follows:

	Year ended December 31,
	2022	2023
Lease cost:
Amortization of right-of-use assets	12,996	6,164
Interest of lease liabilities	1,232	532
Total lease cost	14,228	6,696

●	Supplemental cash flow information related to leases was as follows:

	Year ended December 31,
	2022	2023
Operating leases
Operating lease right-of-use assets	21,879	5,633
Operating lease liabilities, current	(15,083)	(2,407)
Operating lease liabilities, non-current	(7,599)	(3,366)
Total operating lease liabilities	(22,682)	(5,773)

●	Supplemental balance sheet information related to leases was as follows:

	Year ended December 31,
	2022	2023
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease payments	13,327	6,689
Right-of-use assets obtained in exchange for lease obligations:	12,315	6,983

	As of December 31,
	2022	2023
Weighted-average remaining lease term
Operating leases	1.5 years	2.2 years
Weighted-average discount rate
Operating leases	5.7%	5.7%

●	Maturities of lease liabilities were as follows:

As of December 31, 2023
2024	2,341
2025	2,918
2026	858
Total undiscounted lease payments	6,117
Less: imputed interest	(344)
Total lease liabilities	5,773

●	Future minimum lease payments for the Group’s operating leases were as follows:

As of December 31, 2023
2024	2,341
2025	2,918
2026	858

11. Tax payable

	As of December 31,
	2022	2023
Value added tax	29,014	33,078
Corporate income tax	8,595	4,490
Individual income tax withholding	2,406	2,455
Urban maintenance and construction tax	79	77
Stamp duty	380	348
Total	40,474	40,448

The Group’s revenues are subject to value-added tax at a rate of approximately 6%.

12. Accrued liabilities and other liabilities

	As of December 31,
	2022	2023
Accrued liabilities and other current liabilities
Accrued advertising and marketing expense	172,497	100,868
Tax surcharges and other fees	133,471	133,502
Accrued professional service fees	6,368	1,854
Refund from depositary bank(1)	1,910	-
Others	22,016	7,619
	336,262	243,843

(1)	The Company received non-refundable incentive payment of US$1.8 million (RMB12.5 million) from depositary bank in September 2018, and the amount will be recorded ratably over a 5-year arrangement period. For the years ended December 31, 2021, 2022 and 2023, the Company recorded amount of RMB2.5 million, RMB2.5 million and RMB1.9 million as a reduction in general and administrative expenses.

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

The Company assessed the Convertible Loan under ASC 815 and concluded that:

●	Since the conversion option is considered indexed to the Company’s own stock, bifurcation of conversion option from the Convertible Loan is not required as the scope exception prescribed in ASC 815-10-15-74 is met;

●	There was no BCF attribute to the Convertible Loan as the set conversion price for the Convertible Loan was greater than the fair value of the ordinary share price at date of issuance;

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

As of December 31, 2023, the carrying value of the Company’s Convertible Loan, including unpaid interest of RMB734.7 million (2022: RMB:556.2 million), was RMB1,944.8 million (2022:RMB1,746.2 million). Interest expenses recorded amounted to RMB35.4 million, RMB 468.4 million and RMB185.8 million for the years ended December 31, 2021, 2022 and 2023, respectively. The Company and Alibaba entered into several supplemental agreements to the original convertible loan agreement on December 25, 2021, March 28, 2022, April 29, 2022, November 7, 2022, March 31, 2023, and April 16, 2024. (see Note 25). According to the supplemental agreements, the Company paid interest amount to US$4.5 million in 2022, and US$2.5 million in 2023, respectively.

14. Ordinary Share

On July 17, 2017, Qutoutiao Inc. was incorporated as Limited Liability Company with authorized share capital of US$50,000 divided into 50,000 shares with par value US$1.00 each. On September 1, 2017, the authorized share capital of US$50,000, which represented 50,000 issued shares, was subdivided into 500,000,000 shares.

In February 2018, the Company established a trust to hold 10,000,000 of the Company’s issued shares. These ordinary shares were contributed by the founder and held in trust for the benefit of the employees who are under the 2017 Plan to be issued based on the discretion of the board of directors of the Company. The ordinary shares issued to the trust are accounted for as treasury shares of the Company and presented as such for all periods presented. The trust does not hold any other assets or liabilities as at December 31, 2022 and 2023, nor earn any income nor incur any expenses for the years presented.

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

15. Share-based compensation Share option plan

In January 2019, the board of the directors of the Company approved a 2019 Equity incentive plan. The equity incentive plan replaced the 2017 equity incentive plan and 2018 equity incentive plan that the Company previously adopted in their entirety and assumed the awards previously granted under these two plans.

Share-based compensation expense related to the option awards granted to the employees amounted to approximately RMB200.2 million, RMB70.1 million and RMB37.3 million for the years ended December 31, 2021, 2022 and 2023.

The following table summarizes the share option activity for the years ended December 31, 2021, 2022 and 2023:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
		RMB	In Years	RMB ‘000	RMB
Outstanding at January 1, 2021	9,430,150	0.0007	7.2	391,330	78.35
Granted	1,041,585	0.0007			46.77
Exercised	(3,049,281)	0.0007
Forfeited	(1,035,306)	0.0007
Cancelled	(6,060)	0.0007
Outstanding at December 31, 2021	6,381,088	0.0007	6.5	45,236	47.97
Granted	170,953	0.0007			2.74
Exercised	(355,745)	0.0007
Forfeited	(154,835)	0.0007
Cancelled	-	0.0007
Outstanding at December 31, 2022	6,041,461	0.0007	5.1	11,609	48.39
Granted		0.0007
Exercised		0.0007
Forfeited		0.0007
Cancelled		0.0007
Outstanding at December 31, 2023	6,041,461	0.0007	4.1	339	49.21
Vested and expected to vest at December 31, 2023	6,110,965	0.0007	4.1	343	50.15
Exercisable at December 31, 2023	6,033,599	0.0007	4.0	338	49.96

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of RMB7.1million, RMB1.9million and RMB0.1million (US$0.01) at December 31, 2021, 2022 and 2023.

The total fair value of share options vested during the years ended December 31, 2021, 2022 and 2023 was RMB115.2 million, RMB66.2 million and nil, respectively. The total intrinsic value of options exercised during the years ended December 31, 2021, 2022 and 2023 were RMB296.7 million, RMB22.2 million and nil, respectively.

As of December 31, 2023, there was RMB5.4 million of unrecognized share-based compensation expense related to share options granted, which were expected to be recognized over a weighted-average vesting period within 1 year, respectively. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. There were no new grants in the year ended December 31, 2023.

	Options Granted in the year ended December 31, 2021	Options Granted in the year ended December 31, 2022	Options Granted in the year ended December 31, 2023
Expected volatility	60.31%-61.94%	50.43%-52.00%	-
Risk-free interest rate	1.66%-1.96%	2.47%-4.10%	-
Exercise multiple	2.8	2.8	-
Expected dividend yield	0%	0%	-
Contractual term	10	10	-
Expected forfeiture rate (post-vesting)	0-20%	0-20%	-
Fair value of the common share on the date of option grant (RMB)	7.09-60.19	1.45-3.83	-

Notes:

（1）The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of the Chinese sovereign bond/US government bond with a maturity life equal to the expected life to expiration.

（2）The Company has no history or expectation of paying dividends on its ordinary shares.

（3）Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

16. Employee benefits

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to RMB98.7 million, RMB50.6 million and RMB30.1 million for the years ended December 31, 2021, 2022 and 2023, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

17. Income Taxes

●	Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

●	Hong Kong Profits Tax

One of the Company’s subsidiaries incorporated in Hong Kong is subject to Hong Kong profits tax at the rate of 8.25% for profit of up to HK$2.0 million and 16.5% for the remainder of taxable income. Dividend income received from subsidiaries in China are not subject to Hong Kong profits tax.

●	PRC Enterprise Income Tax (“EIT”)

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a beneficial owner of the dividend from a PRC tax perspective.

Jifen obtained its HNTE certificate in 2016 with a valid period of three years. Therefore, Jifen is eligible to enjoy a preferential tax rate of 15% from 2016 to 2018 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. The HNTE certificate was renewed in 2019 and 2022, respectively, and is valid through 2024. However, Jifen has not yet enjoyed the above-mentioned preferential tax treatments due to its loss position and as such there is no impact of these tax holidays on earnings or earnings per share.

In 2021, the Company’s subsidiary, Chenxing, was approved for the Software Enterprise Status. In accordance with the EIT Law, Chenxing is entitled to enjoy full income tax exemption for 2021 and 2022, and a preferential income tax rate of 12.5% for 2023 to 2024.

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year ended December 31,
	2021	2022	2023
PRC Statutory income tax rates	25.0%	25.0%	25.0%
Change in valuation allowance	(16.9)%	(17.2)%	(28.9)%
Permanent book — tax difference	(6.1)%	4.1%	29.0%
Difference in EIT rates of certain subsidiaries	(2.5)%	(12.0)%	(26.2)%
Total	(0.5)%	(0.1)%	(1.1)%

Loss from domestic and foreign components before income tax expense (benefit)

The loss before income tax expenses (benefit) for domestic and foreign components’ are as follows:

	Year ended December 31,
	2021	2022	2023
Domestic	870,174	316,425	(49,736)
Foreign	363,757	597,974	237,075
Total	1,233,931	914,399	187,339

Composition of income tax expense (benefit)

The current and deferred portions of income tax expense (benefit) included in the consolidated statements of comprehensive loss are as follows:

	Year ended December 31,
	2021	2022	2023
Current income tax expense	5,453	1,355	377
Deferred income tax benefit	(2,403)	(2,403)	(2,403)
Income tax expense (benefit)	3,050	(1,048)	(2,026)

Deferred tax assets and liabilities

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of
	December 31, 2022	December 31, 2023
Deductible temporary difference to accruals and others	522,575	518,990
Tax losses carried forward	978,345	913,576
Less: Valuation allowance	(1,500,920)	(1,432,566)
Total of deferred tax assets	-	-

Taxable temporary difference related to acquired right to operate an online audio/video content platform	14,019	11,616
Total of deferred tax liabilities	14,019	11,616

Deferred tax liability of RMB11.6 million represents the difference between the accounting basis and tax basis of the acquired right to operate an online audio/video content platform (Note 9) and will be realized over 10 years which is in line with the acquired right’s amortization period.

As of December 31, 2021, 2022 and 2023, the PRC entities of the Group had tax loss carryforwards of approximately RMB3,311.9 million, RMB4,434.5 million and RMB3,936.9 million, respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carryforwards of the Group will start to expire in varying amounts between 2024 and 2028. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carryforwards. Valuation allowance was provided for net operating loss carryforwards because it was more likely than not that such deferred tax assets will not be realized due to lack of profitable history to support the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize part or all of its deferred tax assets, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

As of December 31, 2022 and 2023, valuation allowances of RMB1,500.9 million and RMB1,432.6 million were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carryforwards and other deferred tax assets generated by its subsidiaries and Affiliated Entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance is as follows:

	Year ended December 31,
	2021	2022	2023
Beginning balance	1,056,253	1,309,962	1,500,920
Current year additions	434,837	287,018	59,096
Current year reversals	(181,128)	(96,060)	(127,450)
Ending balance	1,309,962	1,500,920	1,432,566

18. Other Operating Income

The Chinese tax bureau implemented a new tax rule which states that for the period between April 1, 2019 to December 31, 2021, companies from selected service industries (i.e. postal services, telecommunication services, modern services and lifestyle services) qualify for an additional 10 percent super deduction of input VAT in addition to the existing, deductible input VAT. This policy has further been extended to December 31, 2023. The Company obtained the relevant certificate in 2019 and recorded a benefit from the super deduction of RMB33.1 million, RMB21.0 million and RMB2.8 million in other operating income for the years ended December 31, 2021, 2022 and 2023, respectively. In 2021, 2022 and 2023, other operating income also included a VAT related refund of RMB73.0 million, RMB40.8 million and RMB6.3 million, respectively, which was recorded upon receipt.

19. Other Income/(Expenses), net

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

Specifically for the Series C call option, the Company concluded that the option should be separately accounted for and remeasured at fair value at the end of each reporting period as it represents a freestanding financial instrument. For the years ended December 31, 2021, 2022 and 2023, the value of the call option was not material.

The Company’s redeemable non-controlling interests activities for the years ended in December 31, 2021, 2022 and 2023 are summarized as follows:

	Year ended December 31,
	2021	2022	2023
Beginning balance	1,093,526	1,172,218	1,414,435
Foreign exchange impact	(30,034)	117,540	24,719
Accretion to redemption value of redeemable non-controlling interests	108,726	124,677	143,976
Ending balance	1,172,218	1,414,435	1,583,130

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

21. Related party transactions

For the years ended December 31, 2021, 2022 and 2023, the transactions and balance amount due to/from related parties was as follows:

Transaction amount with related parties

	Year ended December 31,
	2021	2022	2023
Services provided by the Group
Advertising and marketing service provided to related parties(1)	40,263	2,451	17

	Year ended December 31,
	2021	2022	2023
Services received by the Group
Advertisement costs charged from a related party(2)	103,275	14,564	345
Gaming cost sharing charged from a related party	11	—	—
Others advertising and promotional costs charged from a related party(4)	15,840	7,945	189

Balance amount with related parties

	As of
	December 31,2022	December 31,2023
Amount due from related parties(1)	48,802	45,787
Amount due to related parties(2)	592	154

(1)	For the years ended December 31, 2021, 2022 and 2023, the service fee of RMB40.3 million, RMB2.5 million and nil million charged to related parties represents advertising and marketing services provided to companies under the common control of the founder, to help promote these companies’ online applications, which were developed in late 2018.

As of December 31, 2022 and 2023, the amounts due from related parties that pertains to accounts receivable from related party revenues generated was RMB48.8 million and RMB45.8 million respectively.

Although the balance as of December 31, 2023 is overdue, as these companies are under the common control of the founder and they have demonstrated an ability to continuously pay off their balances, the Company did not view this delay in payment as a sign of collectability risk.

(2)	In 2019 the Group entered into CPM (cost per impression) arrangements with media platforms under the common control of the founder for the Group’s customer’s advertisement placement. The total service fee charged from related parties amounted to RMB103.3 million, RMB14.6 million and RMB0.3 million for the years ended December 31, 2021, 2022 and 2023, respectively.

(3)	For the years ended December 31, 2021, 2022 and 2023, the service fee charged from related parties represented the expense charged from companies under common control of the founder which provided the Group advertising and marketing related promotion services.

22. Basic and diluted net loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2021, 2022 and 2023 as follows:

	Year ended December 31,
	2021	2022	2023
Numerator:
Net loss attributable to Qutoutiao Inc.	(1,239,617)	(914,767)	(185,313)
Accretion on redemption value of Series A convertible redeemable preferred shares of a subsidiary (Note 20)	(14,089)	(15,947)	(18,370)
Accretion on redemption value of Series B convertible redeemable preferred shares of a subsidiary (Note 20)	(21,726)	(24,918)	(28,736)
Accretion on redemption value of Series C convertible redeemable preferred shares of a subsidiary (Note 20)	(73,081)	(83,812)	(96,870)
Net loss attributable to ordinary shareholders -Basic and diluted	(1,348,513)	(1,039,444)	(329,289)

Denominator:
Denominator for basic and diluted loss per share Weighted- average ordinary shares outstanding
Basic and diluted	75,767,532	76,629,816	76,631,037
Basic and diluted loss per share	(17.80)	(13.56)	(4.30)
Denominator for basic and diluted loss per ADS Weighted- average ADS outstanding
Basic and diluted	30,307,013	30,651,926	30,652,414
Basic and diluted loss per ADS	(44.50)	(33.91)	(10.74)

Note:

(1)	Options exercisable for a minimal exercise price are included in the denominator of basic loss per share calculation once there are no further vesting conditions or contingencies associated with them, as they are considered contingently issuable shares. Accordingly, the weighted average number of shares of 5,891,689 (2,356,676ADSs) ,5,087,049 (2,034,820ADSs) and 4,967,207 (1,986,883ADSs) related to these options, for which the exercise price is RMB 0.0007 per share, are included in the denominator for the computation of basic EPS for the years ended December 31, 2021, 2022 and 2023, respectively.

(2)	On December 2, 2021, the Company announced its plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”) from the current ADS Ratio of four (4) ADSs to one (1) Class A ordinary share to a new ADS Ratio of two (2) ADSs to five (5) Class A ordinary shares. The change in the ADS Ratio became effective on December 10, 2021. For all the periods presented, basic and diluted loss per ADS, including the contingently issuable shares mentioned in (1) above, have been revised assuming the change of ADS ratio from a ratio of four ADSs to one Class A ordinary share to a new Ratio of two ADSs to five Class A ordinary shares occurred at the beginning of the earliest period presented.

Pursuant to ASC 260, “Earnings Per Share,” the effects of all other outstanding share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2021, 2022 and 2023 due to their anti-dilutive effect. The following potential ordinary shares were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2021	2022	2023
Share options — weighted average	546,035	219,083	219,083

23. Commitments and contingencies

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

On August 20, 2020, the Company and certain of its current and former directors and officers were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York. This action is brought on behalf of a putative class of persons who purchased or acquired the Company’s securities pursuant or traceable to the Company’s September 2018 initial public offering or April 2019 secondary public offering, or otherwise acquired the Company’s securities between September 14, 2018 and December 16, 2020 (the “Putative Class Period”). The complaint alleges violations of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder based on alleged materially false or misleading statements or omissions in offering documents and/ or issued throughout the Putative Class Period. Lead Plaintiff was appointed, and a consolidated amended complaint was filed on January 15, 2021. The Company filed a motion to dismiss such amended complaint and there were no significant developments in the case. No loss contingency was accrued as of December 31, 2023, since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated.

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

25. Subsequent events

The Company and Alibaba entered into a supplemental agreement to the original convertible loan agreement on April 16, 2024, which has extended the maturity date to April 30, 2025. The Company has made an undertaking to pay US$0.5 million no later than May 17, 2024, and to further pay US$0.5 million no later than September 30, 2024 as a part of the accrued interest of the Convertible Loan to Alibaba.

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

As of December 31, 2023, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed Financial Information of the Parent Company

BALANCE SHEET

	As of December 31,
	2022	2023
	RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	50,989	43,409	6,115
Amount due from subsidiaries and VIEs of the Company	3,698,706	3,783,399	532,881
Prepayments and other current assets	2,935	9,436	1,328
Total current assets	3,752,630	3,836,244	540,324
Other non-current assets	1,476	-	-
Total non-current assets	1,476	-	-
Total assets	3,754,106	3,836,244	540,324
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	978	-	-
Amounts due to subsidiaries and VIEs of the Company	181,598	230,306	32,438
Total current liabilities	182,576	230,306	32,438
Non-current liabilities:
Convertible loan	1,746,188	1,944,834	273,924
Investment deficit of subsidiaries and VIEs	5,416,081	5,598,492	788,531
Total non-current liabilities	7,162,269	7,543,326	1,062,455
Total liabilities	7,344,845	7,773,632	1,094,893
Shareholders’ deficit:
Class A ordinary shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2022 and 2023; 42,812,245 shares issued as of December 31, 2022 and 2023; 38,726,637 and 38,726,637 shares outstanding as of December 31, 2022 and 2023)	26	26	4
Class B ordinary shares (US$0.0001 par value; 34,248,442 shares authorized as of December 31, 2022 and 2023; 32,937,193 shares issued and outstanding as of December 31, 2022 and 2023)	24	24	3
Additional paid-in capital	5,049,458	5,086,766	716,456
Treasury stock (US$0.0001 par value; 4,085,608 and 4,085,608 shares as of December 31, 2022 and 2023, respectively)	(142,229)	(142,229)	(20,033)
Accumulated other comprehensive loss	(102,834)	(157,502)	(22,183)
Accumulated deficit	(8,395,184)	(8,724,473)	(1,228,816)
Total shareholders’ deficit	(3,590,739)	(3,937,388)	(554,569)
Total liabilities and shareholders’ deficit	3,754,106	3,836,244	540,324

STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2(e))
Operating expenses:
General and administrative	(208,594)	(77,185)	(47,078)	(6,631)
Total operating expenses	(208,594)	(77,185)	(47,078)	(6,631)
Loss from operations	(208,594)	(77,185)	(47,078)	(6,631)
Investment gains / (loss)	(27,589)	585	1,408	198
Interest expense	(30,683)	(468,358)	(185,794)	(26,169)
Foreign exchange related gains, net	—	(220)	(14)	(2)
Other expenses, net	(41)	(42)	(33)	(5)
Loss from subsidiaries and VIEs	(972,710)	(369,547)	46,198	6,508
Loss before provision for income taxes	(1,239,617)	(914,767)	(185,313)	(26,101)
Net loss	(1,239,617)	(914,767)	(185,313)	(26,101)
Accretion to redemption value of convertible redeemable preferred shares of a subsidiary	(108,896)	(124,677)	(143,976)	(20,278)
Net loss attributable to ordinary shareholders	(1,348,513)	(1,039,444)	(329,289)	(46,379)
Net loss	(1,239,617)	(914,767)	(185,313)	(26,101)
Foreign currency translation adjustment, net of nil tax	44,690	(231,844)	(54,668)	(7,700)
Comprehensive loss	(1,194,927)	(1,146,611)	(239,981)	(33,801)

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2(e))
Cash flows used in operating activities	(14,807)	(39,578)	(31,937)	(4,498)
Cash flows provided by investing activities	32,506	68,089	23,535	3,315
Effect of exchange rate changes on cash	1	2,845	822	116
Net increase/(decrease) in cash and cash equivalents	17,700	31,356	(7,580)	(1,067)
Cash and cash equivalents, beginning of year	1,933	19,633	50,989	7,182
Cash and cash equivalents, end of year	19,633	50,989	43,409	6,115

