Form 20-F
period 2024-12-31
Qutoutiao Inc.
filed 2025-04-30
CIK 1733298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

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

46,920,018 Class A ordinary shares were outstanding as of December 31, 2024

32,937,193 Class B ordinary shares were outstanding as of December 31, 2024

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Unless the context indicates otherwise, all share and per share data in this annual report have given effect to a share split in September 2017 in which each one of the previously issued ordinary shares was split into 10,000 ordinary shares.

This annual report on Form 20-F includes the Group’s audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024, and as of December 31, 2023 and December 31, 2024.

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

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted in December 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022, and may affect the trading of our ADSs in the over-the-counter, or OTC, trading market in the United States. Pursuant to the HFCAA, if the SEC determines that we are an issuer, or a covered issuer, that has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the U.S. Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the OTC trading market in the United States. In December 2021, the PCAOB determined that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely in 2025 and beyond, or if we otherwise fail to meet the PCAOB’s requirements, our ADSs may be prohibited from trading on the OTC under the HFCAA.

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

Set forth in the table below is a summary of cash transfers that have occurred between our subsidiaries and the Group VIEs for the years ended December 31, 2022, 2023 and 2024, respectively.

	Year Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Cash paid by the Group VIEs to our subsidiaries under service agreements	(376,184)	(571,434)	207,656
Cash received by the Group VIEs from our subsidiaries under service agreements	236,903	637,646	-
Cash received by the Group VIEs from our subsidiaries for intra-Group financing	606,146	66,034	-
Cash repaid by the Group VlEs to our subsidiaries for intra-Group financing	-	-	365,627

For the years ended December 31, 2022, 2023 and 2024, no subsidiaries or Group VIEs paid dividends or made other distributions to the Cayman Islands holding company, and no dividends or distributions were paid or made to U.S. investors. For the years ended December 31, 2022, 2023 and 2024, no assets were transferred between our subsidiaries and the Group VIEs other than the cash transfers set forth in the table above. We do not have any present plan to pay any dividends on our shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” However, if our PRC subsidiaries or Group VIEs declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to us. For PRC and United States federal income tax considerations in connection with an investment in our ADSs, see “Item 10. Additional Information — E. Taxation.” We plan to continue to determine the amount of service fee and payment method with the Group VIEs and their shareholders through bona fide negotiation, and settle fees under the contractual arrangements accordingly in the future.

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

	For the Year Ended December 31, 2022
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Revenues:
Third-party revenues	—	297	254,407	828,341	—	1,083,045
Intra-Group revenues(2)	—	—	750,372	579,967	(1,330,339)	—
Total revenues	—	297	1,004,779	1,408,308	(1,330,339)	1,083,045
Cost of revenues:
Third-party cost of revenues	—	(14)	(115,170)	(446,189)	(1,234)	(562,607)
Intra-Group cost of revenues(2)	—	—	(523,625)	(376,184)	899,809	—
Total cost of revenues	—	(14)	(638,795)	(822,373)	898,575	(562,607)
Gross profit	—	283	365,984	585,935	(431,764)	520,438
Operating expenses:
Third-party operating expenses	(77,185)	2,277	(301,059)	(572,365)	47,567	(900,765)
Intra-Group operating expenses(2)	—	—	—	(384,197)	384,197	—
Total operating expenses	(77,185)	2,277	(301,059)	(956,562)	431,764	(900,765)
Other operating income/(expense)	—	—	52,676	9,153	—	61,829
Loss from Operations	(77,185)	2,560	117,601	(361,474)	—	(318,498)
Non-operating income/(expense)	(468,035)	(49,754)	(68,801)	(9,311)	—	(595,901)
Loss before income tax expense	(545,220)	(47,194)	48,800	(370,785)	—	(914,399)
Income tax benefits/expense	—	(15)	1,117	(54)	—	1,048
Loss from subsidiaries and VIEs(1)	(369,547)	(322,338)	(372,255)	—	1,064,140	—
Equity in loss of affiliate companies	—	—	—	(1,416)	—	(1,416)
Net Loss	(914,767)	(369,547)	(322,338)	(372,255)	1,064,140	(914,767)
Less: Net loss attributable to the noncontrolling interest shareholders	—	—	—	—	—	—
Net loss attributable to Qutoutiao Inc.	(914,767)	(369,547)	(322,338)	(372,255)	1,064,140	(914,767)
Accretion to convertible redeemable preferred shares redemption value	—	(124,677)	—	—	—	(124,677)
Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(914,767)	(494,224)	(322,338)	(372,255)	1,064,140	(1,039,444)

	For the Year Ended December 31, 2023
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Revenues:
Third-party revenues	—	16	71,811	673,730	0	745,557
Intra-Group revenues(2)	—	—	133,358	637,646	(771,004)	—
Total revenues	—	16	205,169	1,311,376	(771,004)	745,557
Cost of revenues:
Third-party cost of revenues	—	(32)	(46,576)	(365,857)	(3,448)	(415,913)
Intra-Group cost of revenues(2)	—	—	(51,201)	(571,434)	622,635	—
Total cost of revenues	—	(32)	(97,777)	(937,291)	619,187	(415,913)
Gross profit	—	(16)	107,392	374,085	(151,817)	329,644
Operating expenses:
Third-party operating expenses	(47,078)	(4,119)	(68,290)	(248,310)	16,652	(351,145)
Intra-Group operating expenses(2)	—	—	—	(140,418)	140,418	—
Total operating expenses	(47,078)	(4,119)	(68,290)	(388,728)	157,070	(351,145)
Other operating income/(expense)	—	—	15,370	4,237	—	19,607
Income/(Loss) from Operations	(47,078)	(4,135)	54,472	(10,406)	5,253	(1,894)
Non-operating income/(expense)	(184,433)	192	3,190	859	(5,253)	(185,445)
Loss before income tax expense	(231,511)	(3,943)	57,662	(9,547)	—	(187,339)
Income tax benefits/expense	—	—	1,614	412	—	2,026
Income from subsidiaries and VIEs(1)	46,198	50,141	(9,135)	—	(87,204)	—
Equity in loss of affiliate companies	—	—	—	—	—	—
Net Income/(Loss)	(185,313)	46,198	50,141	(9,135)	(87,204)	(185,313)
Less: Net loss attributable to the noncontrolling interest shareholders	—	—	—	—	—	—
Net income/(loss) attributable to Qutoutiao Inc.	(185,313)	46,198	50,141	(9,135)	(87,204)	(185,313)
Accretion to convertible redeemable preferred shares redemption value	—	(143,976)	—	—	—	(143,976)
Net income/(loss) attributable to Qutoutiao Inc.’s ordinary shareholders	(185,313)	(97,778)	50,141	(9,135)	(87,204)	(329,289)

	For the Year Ended December 31, 2024
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Revenues:
Third-party revenues	—	344	—	1,021,548	—	1,021,892
Intra-Group revenues(2)	—	—	112,329	—	(112,329)	—
Total revenues	—	344	112,329	1,021,548	(112,329)	1,021,892
Cost of revenues:
Third-party cost of revenues	—	(375)	(32,639)	(527,431)	94	(560,351)
Intra-Group cost of revenues(2)	—	—	—	—	—	—
Total cost of revenues	—	(375)	(32,639)	(527,431)	94	(560,351)
Gross profit	—	(31)	79,654	494,117	(112,235)	461,541
Operating expenses:
Third-party operating expenses	(13,535)	(4,294)	(96,493)	(327,081)	(94)	(441,497)
Intra-Group operating expenses(2)	—	—	—	(112,329)	112,329	—
Total operating expenses	(13,535)	(4,294)	(96,493)	(439,410)	112,235	(441,497)
Other operating income/(expense)	—	—	13,197	226	—	13,423
Income/(Loss) from Operations	(13,535)	(4,325)	(3,606)	54,933	—	33,467
Non-operating income/(expense)	(202,678)	(722)	(265)	1,780	—	(201,885)
Loss before income tax expense	(216,213)	(5,047)	(3,871)	56,713	—	(168,418)
Income tax benefits/expense	—	—	1,029	(141)	—	888
Income from subsidiaries and VIEs(1)	48,683	53,730	56,572	—	(159,021)	—
Equity in loss of affiliate companies	—	—	—	—	—	—
Net Income/(Loss)	(167,530)	48,683	53,730	56,572	(159,021)	(167,530)
Less: Net loss attributable to the noncontrolling interest shareholders	—	—	—	—	—	—
Net income/(loss) attributable to Qutoutiao Inc.	(167,530)	48,683	53,730	56,572	(159,021)	(167,530)
Accretion to convertible redeemable preferred shares redemption value	(162,076)	—	—	—	—	(162,076)
Net income/(loss) attributable to Qutoutiao Inc.’s ordinary shareholders	(329,606)	48,683	53,730	56,572	(159,021)	(329,606)

Notes:

(1)	Represents the elimination of investments among Qutoutiao Inc., the Primary Beneficiaries of the Group VIEs, the Other Subsidiaries, and the Group VIEs and their subsidiaries that the Group consolidates. Share-based compensation expenses are recorded in Qutoutiao Inc., which issued these equity awards, and are also pushed down to the VIEs and subsidiaries. The expenses pushed down to the VIEs and subsidiaries are eliminated upon consolidation to avoid duplication.

(2)	Represents the elimination of the intercompany service charge at the consolidation level.

Condensed Consolidated Schedule of Balance Sheets

The following table presents the Group’s condensed consolidated schedule of financial position for Qutoutiao Inc., the Primary Beneficiaries of the Group VIEs, our Other Subsidiaries, and the Group VIEs and their subsidiaries that the Group consolidates as of the dates presented:

	As of December 31, 2023
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	43,409	6,606	1,043	23,590	—	74,648
Restricted cash	—	—	50	17,008	—	17,058
Short-term investments	—	—	—	—	—	—
Accounts receivable, net	—	151	276	73,143	—	73,570
Amount due from related parties	—	—	790	45,182	(185)	45,787
Prepaid and other current assets	9,436	21	37,250	91,422	(195)	137,933
Intra-Group receivables due from the Company’s subsidiaries(1)	3,783,399	735,153	5,227,827	320,387	(10,066,766)	—
Total current assets	3,836,244	741,931	5,267,236	570,732	(10,067,146)	348,996
Noncurrent assets:
Property and equipment, net	—	—	11	493	—	504
Right-of-use assets, net	—	—	—	5,633	—	5,633
Intangible assets	—	—	46,461	3,883	—	50,344
Goodwill	—	—	7,268	—	—	7,268
Long-term Investments	—	—	—	—	—	—
Other non-current assets	—	—	—	666	—	666
Total noncurrent assets	—	—	53,740	10,675	—	64,415
Total assets	3,836,244	741,931	5,320,976	581,407	(10,067,146)	413,411
LIABILITIES
Current liabilities:
Accounts payable	—	—	29,580	349,993	—	379,573
Amount due to related parties	—	—	258	81	(185)	154
Registered users’ loyalty payable	—	—	—	13,863	—	13,863
Advance from advertising customers and deferred revenue	—	—	44,259	12,351	—	56,610
Salary and welfare payable	—	84	21,598	15,784	—	37,466
Tax payable	—	—	3,860	36,588	—	40,483
Lease liabilities, current	—	—	—	2,407	—	2,407
Accrued liabilities related to users’ loyalty program	—	—	—	33,489	—	33,489
Accrued liabilities and other current liabilities	—	707	23,003	220,104	29	243,843
Convertible Loan—current	1,944,834	—	—	—	—	1,944,834
Intra-Group payables due to the Company’s subsidiaries(1)	230,306	4,049,389	339,019	5,560,180	(10,178,894)	—
Total current liabilities	2,175,140	4,050,180	461,577	6,244,840	(10,179,050)	2,752,687
Lease liabilities, non-current	—	—	—	3,366	—	3,366
Deferred tax liabilities	—	—	11,616	—	—	11,616
Deficit of investment in subsidiaries and VIEs(2)	5,598,492	819,016	5,666,799	—	(12,084,307)	—
Total long-term liabilities	5,598,492	819,016	5,678,415	3,366	(12,084,307)	14,982
Total liabilities	7,773,632	4,869,196	6,139,992	6,248,206	(22,263,357)	2,767,669
Commitments and contingencies	—	—	—	—	—	—
Mezzanine equity
Redeemable non-controlling interests	—	1,583,130	—	—	—	1,583,130
SHAREHOLDERS’ deficit
Total Qutoutiao Inc. shareholders’ deficit	(3,937,388)	(5,710,395)	(819,016)	(5,666,799)	12,196,210	(3,937,388)
Noncontrolling interest	—	—	—	—	—	—
Total shareholders’ deficit(2)	(3,937,388)	(5,710,395)	(819,016)	(5,666,799)	12,196,210	(3,937,388)
Total liabilities and shareholders’ deficit	3,836,244	741,931	5,320,976	581,407	(10,067,147)	413,411

	As of December 31, 2024
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	64,415	933	261	2,095	—	67,704
Restricted cash	—	165	3,619	25,009	—	28,793
Short-term investments	—	—	—	—	—	—
Accounts receivable, net	—	154	706	193,525	—	194,385
Amount due from related parties	—	—	753	43,747	—	44,500
Prepaid and other current assets	112	17	38,699	61,218	—	100,046
Intra-Group receivables due from the Company’s subsidiaries(1)	3,843,508	1,068,217	5,264,485	448,016	(10,624,227)	—
Total current assets	3,908,035	1,069,486	5,308,524	773,610	(10,624,227)	435,328
Noncurrent assets:
Property and equipment, net	—	—	32	552	—	584
Right-of-use assets, net	—	—	—	3,043	—	3,043
Intangible assets	—	—	36,850	2,057	—	38,907
Goodwill	—	—	—		—	—
Long-term Investments	—	4,468,648	—	6,318	(4,474,966)	—
Other non-current assets	84	—	—	666	—	750
Total noncurrent assets	84	4,468,648	36,882	12,636	(4,474,966)	43,284
Total assets	3,908,119	5,538,134	5,345,406	786,246	(15,099,193)	478,712
LIABILITIES
Current liabilities:
Accounts payable	—	—	8,025	357,731	—	365,556
Amount due to related parties	—	—	50	430	—	480
Registered users’ loyalty payable	—	—	—	6,307	—	6,307
Advance from advertising customers and deferred revenue	—	—	24,044	51,516	—	75,560
Salary and welfare payable	—	85	33,314	28,930	—	62,329
Tax payable	—	—	4,173	42,421	—	46,594
Lease liabilities, current	—	—	—	2,516	—	2,516
Accrued liabilities related to users’ loyalty program	—	—	—	38,205	—	38,205
Accrued liabilities and other current liabilities	—	—	22,577	224,158	409	247,144
Convertible Loan—current	—	—	—	—	—	—
Intra-Group payables due to the Company’s subsidiaries(1)	283,879	4,308,931	673,787	5,343,426	(10,610,023)	-
Total current liabilities	283,879	4,309,016	765,970	6,095,440	(10,609,614)	844,691
Convertible Loan—non-current	2,168,619	—	—	—	—	2,168,619
Lease liabilities, non-current	—	—	—	850	—	850
Deferred tax liabilities	—	—	9,212	—	—	9,212
Deficit of investment in subsidiaries and VIEs(2)	5,789,582	758,771	5,328,996	—	(11,877,349)	-
Total long-term liabilities	7,958,201	758,771	5,338,208	850	(11,877,349)	2,178,681
Total liabilities	8,242,080	5,067,787	6,104,177	6,096,290	(22,486,962)	3,023,372
Commitments and contingencies	—	—	—	—	—	—
Mezzanine equity
Redeemable non-controlling interests	—	1,770,350	—	—	—	1,770,350
SHAREHOLDERS’ deficit
Total Qutoutiao Inc. shareholders’ deficit	(4,315,010)	(1,300,003)	(758,771)	(5,328,996)	7,387,770	(4,315,010)
Noncontrolling interest	—	—	—	—	—	—
Total shareholders’ deficit(2)	(4,315,010)	(1,300,003)	(758,771)	(5,328,996)	7,387,770	(4,315,010)
Total liabilities and shareholders’ deficit	3,927,070	5,538,134	5,345,406	767,295	(15,099,193)	478,712

Notes:

(1)	Represents the elimination of intercompany balances among Qutoutiao Inc., the Primary Beneficiaries of the Group VIEs, the Other Subsidiaries, and the Group VIEs and their subsidiaries that we consolidate.

(2)	Represents the elimination of investments among Qutoutiao Inc., the Primary Beneficiaries of the Group VIEs, the Other Subsidiaries, and the Group VIEs and their subsidiaries that the Group consolidates. Share-based compensation expenses are recorded in Qutoutiao Inc., which issued these equity awards, and are also pushed down to the VIEs and subsidiaries. The expenses pushed down to the VIEs and subsidiaries are eliminated upon consolidation to avoid duplication.

Condensed Consolidated Schedule of Cash Flows

The following table presents our condensed consolidated schedules of cash flows for Qutoutiao Inc., the Primary Beneficiaries of the Group VIEs, our Other Subsidiaries, and the Group VIEs and their subsidiaries that the Group consolidates for the periods presented:

	For the Year Ended December 31, 2022
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(39,578)	(3,089)	227,053	(628,183)	—	(443,797)
Net cash provided by/(used in) transactions with intra-Group entities	—	—	(606,146)	606,146	—	—
Net cash provided by/(used in) operating activities	(39,578)	(3,089)	(379,093)	(22,037)	—	(443,797)
Cash flows from investing activities:
Net cash provided by/(used in) transactions with external parties	—	99,630	139,300	28,625	—	267,555
Cash used in capital contribution to intra-Group entities	68,089	(101,304)	—	—	33,215	—
Cash used in providing borrowings to intra-Group entities	—	—	—	—	—	—
Net cash provided by/(used in) investing activities	68,089	(1,674)	139,300	28,625	33,215	267,555
Cash flows from financing activities:
Net cash provided by/(used in) transactions with external parties	—	—	(20,000)	—	—	(20,000)
Cash provided by capital contribution from intra-Group entities	—	(68,089)	101,304	—	(33,215)	—
Cash provided by borrowings from intra-Group entities	—	—	—	—	—	—
Net cash provided by/(used in) financing activities	—	(68,089)	81,304	—	(33,215)	(20,000)

	For the Year Ended December 31, 2023
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(31,937)	(4,541)	28,935	(58,155)	—	(65,698)
Net cash provided by/(used in) transactions with intra-Group entities	—	—	—	—	—	—
Net cash provided by/(used in) operating activities	(31,937)	(4,541)	28,935	(58,155)	—	(65,698)
Cash flows from investing activities:
Net cash provided by/(used in) transactions with external parties	—	—	33,295	(6,812)	—	26,483
Cash used in capital contribution to intra-Group entities	23,535	—	—	66,034	(89,569)	—
Cash used in providing borrowings to intra-Group entities	—	—	—	—	—	—
Net cash provided by/(used in) investing activities	23,535	—	33,295	59,222	(89,569)	26,483
Cash flows from financing activities:
Net cash provided by/(used in) transactions with external parties	—	—	—	—	—	—
Cash provided by capital contribution from intra-Group entities	—	(23,535)	(66,034)	—	89,569	—
Cash provided by borrowings from intra-Group entities	—	—	—	—	—	—
Net cash provided by/(used in) financing activities	—	(23,535)	(66,034)	—	89,569	—

	For the Year Ended December 31, 2024
	Qutoutiao Inc.	Other subsidiaries	Primary Beneficiaries of the Group VIEs	Group VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(25,853)	(5,437)	(109,411)	144,531	-	3,830
Net cash provided by/(used in) transactions with intra-Group entities	-	-	(207,656)	207,656	-	-
Net cash provided by/(used in) operating activities	(25,853)	(5,437)	(317,067)	352,187	—	3,830
Cash flows from investing activities:
Net cash provided by/(used in) transactions with external parties	-	-	(95)	(54)	-	(149)
Cash used in capital contribution to intra-Group entities	-	-	-	-	-	-
Cash used in providing borrowings to intra-Group entities	45,678	-	365,627	(365,627)	(45,678)	-
Net cash provided by/(used in) investing activities	45,678	—	365,532	(365,681)	(45,678)	(149)
Cash flows from financing activities:
Net cash provided by/(used in) transactions with external parties	—	—	—	—	—	—
Cash provided by capital contribution from intra-Group entities	—	—	—	—	—	—
Cash provided by borrowings from intra-Group entities	—	—	(45,678)	—	45,678	—
Net cash provided by/(used in) financing activities	—	—	(45,678)	—	45,678	—

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Risks Relating to Our Industry and Business

●	The Group has a limited operating history, which makes it difficult to evaluate its business.

●	If the Group fails to acquire new users or retain existing users, or if user engagement on the Group’s platform declines, its business, results of operations and financial condition may be materially and adversely affected.

●	There is substantial doubt as to our ability to continue as a going concern.

●	We require a significant amount of cash to fund our operations as well as to meet our Convertible Loan obligations and the redemption obligations of our subsidiary. If we cannot obtain additional financing and liquidity, our business, financial condition and results of operation will be materially and adversely affected.

●	The Group has incurred net losses in the past and may continue to incur losses in the future.

●	The Group’s inability to fully comply with Audio-visual Program Provisions may expose it to administrative sanctions, which would materially and adversely affect the Group’s business, results of operations and financial condition.

●	If the Group does not continue to increase the strength of its brand, the Group may not be able to maintain current or attract new users and customers for its products and services.

●	Any catastrophe, including natural catastrophes and outbreaks of health pandemics and other extraordinary events, could disrupt the Group’s business operation. For example, the COVID-19 pandemic may have a material adverse effect on the Group’s business, results of operations and financial condition, as well as the trading price of the ADSs.

●	If the Group is unable to compete effectively in the industry it operates, the Group’s business, results of operations and financial condition may be materially and adversely affected.

●	The Group generates a substantial majority of its revenues from advertising and marketing. A decline in the Group’s advertising and marketing revenues could harm its business.

●	The Group may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on its ability to own key assets such as its mobile applications.

●	Privacy concerns relating to the Group’s products and services and the use of user information could damage its reputation, deter current and potential users and customers from using the Group’s mobile applications and negatively impact its business.

●	We may be subject to cybersecurity review by regulatory authorities of the PRC in the future.

Risks Relating to Our Corporate Structure

●	We rely on contractual arrangements with the Group VIEs and their respective shareholders to operate the Group’s business, which may be less effective than equity ownership in providing operational control and otherwise materially and adversely affect the Group’s business.

●	The shareholders of the Group VIEs may have potential conflicts of interest with us, which may materially and adversely affect the Group’s business, results of operations and financial condition.

●	If the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. In addition, our ADSs may significantly decline in value or become worthless if we are unable to assert our contractual control over the assets of the Group VIEs.

●	Substantial uncertainties exist with respect to whether the controlling of PRC onshore variable interest entities by foreign investors via contractual arrangements will be recognized as “foreign investment” and how it may impact the viability of the Group’s current corporate structure and operations.

Risks Relating to Doing Business in China

●	Changes in the political and economic policies of the PRC government may materially and adversely affect the Group’s business, results of operations and financial condition and may result in the Group’s inability to sustain our growth and expansion strategies. The PRC government may intervene or influence our operations at any time, which could result in a material change in the Group’s operations and/or the value of our ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder the Group’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.

●	The approval of and the filing with the China Securities Regulatory Commission, or the CSRC, or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, which may hinder our ability to continue to offer securities to investors offshore; in addition, the regulation of the CSRC or other PRC regulatory agencies establish complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

●	We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and the Group VIEs to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries or the Group VIEs to make payments to us could materially and adversely affect our ability to conduct the Group’s business.

●	We are subject to restrictions on currency exchange.

●	The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

●	Our ADSs will be prohibited from trading on the OTC in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCAA if the PCAOB is unable to inspect or fully investigate auditors located in China at any point in the future.

Risks Relating to the ADSs

●	The trading price of the ADSs may be volatile, which could result in substantial losses to you.

●	The delisting of our ADSs from Nasdaq may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.

●	There are no independent directors on our board, which may create a potential conflict of interest.

●	Because we do not expect to pay cash dividends in the foreseeable future, you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them.

●	Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

●	The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

Risks Relating to Our Industry and Business

The Group has a limited operating history, which makes it difficult to evaluate its business.

The Group launched Qutoutiao in June 2016 and Midu Novels in May 2018, and further introduced Midu Lite in May 2019. The Group has experienced rapid growth in terms of installed users, MAUs, DAUs and revenues from 2016 to 2020, but declines in terms of these operating metrics and revenues from 2021 to 2024. As our operating history has suggested, the Group’s historical development trend may not be indicative of its future performance, and we cannot assure you that the level of growth we had prior to 2020 will be sustainable or achievable at all in the future. The Group’s growth prospects should be considered in light of the risks and uncertainties that companies with a limited operating history in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

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

The size of the Group’s user base and the level of user engagement are critical to its success. The Group’s mobile applications had approximately 5.0 million combined average MAUs, approximately 1.8 million combined average DAUs and average daily time spent per DAU of approximately 28.7 minutes in the three months ended December 31, 2024. The Group’s business has been and will continue to be significantly affected by its ability in growing the number of active users and increasing their overall level of engagement on the Group’s platform. The size of the Group’s user base and the level of user engagement faced downward pressures in 2022 due to the change of the operating strategies we adopted as we faced uncertainties in the advertising market, the tightening regulatory environment in internet and technology sector in China and the negative impacts of the COVID-19 pandemic on China’s macro-economic environment, and continued to face downward pressures in 2023 and 2024 due to macroeconomic downturn and customer advertising budget constraints. We could also see user base decreases for certain future periods of time if we further adjust or change our strategy. To the extent the Group’s user growth rate slows or its user base decreases, the Group’s success will become increasingly dependent on our ability to increase user engagement with the Group’s platform. The Group has implemented user account systems and loyalty programs to, among other things, help it cost-effectively acquire new users and develop an engaged and loyal user base. However, although such user account systems and loyalty programs have contributed significantly to the growth in the Group’s installed users and high user engagement in the past, there can be no assurance that such systems and programs will continue to function effectively. Additionally, the Group’s acquisition cost per user may increase as it implements new marketing initiatives, such as placing advertisements in app stores. The Group’s user engagement efforts, including by increasing the number of content providers, expanding the breadth and quality of content, including video and user generated content, on its platform, diversifying into new content formats and strengthening its content recommendation capabilities, may also not achieve expected results. Users may no longer perceive content and other products and services on the Group’s platform to be entertaining and relevant, and it may not be able to attract users or increase their usage frequency of its platform. If we fail to execute any such new initiatives successfully or in a cost-effective manner, the Group’s business, results of operations and financial condition would be materially and adversely affected. If the Group is unable to grow its user base or the level of user engagement, or if the number of users or their level of engagement declines, this could result in its platform being less attractive to potential new users and thus advertising customers, which would have a material and adverse impact on the Group’s business, results of operations and financial condition.

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

There is substantial doubt as to our ability to continue as a going concern.

The following factors raise substantial doubt about our ability to continue as a going concern:

●	For the years ended December 31, 2022, 2023 and 2024, we incurred net losses of RMB914.8 million, RMB185.3 million and RMB167.5 million (US$22.9 million), respectively.

●	For the years ended December 31, 2022, 2023 and 2024, we had net cash used in operating activities of RMB443.8 million and RMB65.7 million, and net cash provided by operating activities of RMB3.8 million (US$0.5 million), respectively.

●	As of December 31, 2024, we had an accumulated deficit of RMB9,054.1 million (US$1,240.4 million) and a deficit in working capital of RMB409.3 million (US$56.1 million).

●	As of December 31, 2024, we had cash, cash equivalents, restricted cash and short-term investments of RMB96.5 million (US$13.2 million).

●	As of December 31, 2024, as discussed in Note 13 and Note 25 to the consolidated financial statements, the Group has a convertible loan from Alibaba, or the Convertible Loan, of approximately RMB2.2 billion (US$301.7 million), including principal of US$171.1 million and unpaid interest that was expected to be matured on June 30, 2026.

●	The failure of our subsidiary, Fun Literature Limited, to complete a qualified initial public offering (“IPO”) by the stipulated deadline of December 31, 2024 has triggered redemption/sale rights exercisable by its preferred shareholders. As of the date of this annual report, the financial position of Fun Literature Limited reflects a shareholders’ deficit, with cash and cash equivalents amounting to RMB4.5 million (US$0.6 million). The deficiency of the subsidiary’s ability to perform potential redemption obligation will impose additional burdens on us.

Our ability to continue as a going concern is dependent upon our continued operations, which in turn is dependent on our management’s ability to adjust the pace of our business expansion, control operating costs and expenses to reduce the cash used in operating activities, seek financing arrangements, including reaching a settlement agreement with preferred shareholders of Fun Literature Limited, and obtain additional funds through selling assets, which in turn, are subject to various risks discussed herein including, among others, risks relating to our ability to maintain and improve our liquidity and financial position. See “— We require a significant amount of cash to fund our operations as well as to meet our Convertible Loan obligations and the redemption obligations of our subsidiary. If we cannot obtain additional financing and liquidity, our business, financial condition and results of operation will be materially and adversely affected.”

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

We require a significant amount of cash to fund our operations as well as to meet our Convertible Loan obligations and the redemption obligations of our subsidiary. If we cannot obtain additional financing and liquidity, our business, financial condition and results of operation will be materially and adversely affected.

We require a significant amount of cash to fund our operations. The Group had negative cash flow from operating activities of RMB443.8 million and RMB65.7 million, and positive cash flow from operating activities of RMB3.8 million (US$0.5 million) for the years ended December 31, 2022, 2023 and 2024, respectively. Our ability to increase or maintain our user base, net revenues and gross profit will depend to a significant degree on our ability to obtain a sufficient amount of additional cash and liquidity to fund our operations.

We also require a significant amount of cash to meet our Convertible Loan obligations. We have a Convertible Loan of US$171.1 million advanced by Alibaba with an original maturity date of April 4, 2022. We and Alibaba entered into several supplemental agreements to the original convertible loan agreement, pursuant to which the maturity date of the Convertible Loan has been extended to June 30, 2026. The interest rate of the Convertible Loan has also been amended from an original compound rate of 3% per annum to a compound rate of 9% per annum plus a simple rate of 3% per annum, calculated from the original loan drawdown date of April 4, 2019. The total amount of the principal and accumulated interest payable of the Convertible Loan, including the incremental interest related to the increase in interest rate under the supplemental agreements, will amount to approximately US$344.6 million (RMB2,440.9 million) as of June 30, 2026. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for further details. We cannot assure you that we will be able to further extend the maturity date of the principal and accrued and unpaid interest of the Convertible Loan or repay the principal and accrued and unpaid interest of the Convertible Loan as they become due. Given the significance of the amount repayable upon maturity, the maturity of the Convertible Loan will have a significant impact on our liquidity.

In addition, the investors of Fun Literature Limited, our subsidiary that is the holding company of the entities that operate Midu Novels, have the right to require Fun Literature Limited to repurchase all of their preferred shares and the right to sell all of their preferred shares to Qutoutiao Inc. upon occurrence of certain triggering events, including, among others, failure of Fun Literature Limited to complete a qualified IPO by the end of 2024, material breach of representations, warranties and covenants under the transactions documents, and willful or fraudulent misconduct of any entity within the Group that results in a material adverse effect of the Group’s business. As Fun Literature Limited failed to complete a qualified IPO by the end of 2024, the redemption/sale rights of its preferred shareholders has been triggered. Our management is attempting to reach a settlement with the preferred shareholders, but there is no assurance that such settlement would be reached. In addition, the investors of Fun Literature Limited may also require us to purchase their shares upon a sale of the shares of Fun Literature Limited that we hold or upon change of control resulting from such sale. If the investors decide to exercise their redemption/sale rights, we cannot assure you that we will have sufficient funds to pay the purchase price of the preferred shares. The obligation to make such payment will place additional significant burden on our liquidity and cash position, and we may not have sufficient cash to fund our operations.

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

The Group incurred net losses of RMB914.8 million, RMB185.3 million and RMB167.5 million (US$22.9 million) for the years ended December 31, 2022, 2023 and 2024, respectively. If we are unable to generate adequate revenues and to manage our cost and expenses, we may continue to incur significant losses in the future and may not be able to achieve profitability. In addition, we may continue to incur losses in the future due to a number of reasons, many of which are beyond our control, including tightening advertising budget of the Group’s advertising customers, declining demand for the Group’s products and services, increasing competition, emergence of alternative business models, changes in regulations and government policies, changes in general economic conditions, COVID-19 as well as other risks described in this annual report.

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

The Group generated a substantial majority of its revenues from advertising and marketing services in 2022, 2023 and 2024. Given the Group’s short history, it has limited experience in operating the programmatic advertising system and in acquiring its own advertising agents and advertising customers. The Group may not be able to recruit sufficient sales personnel to effectively and efficiently acquire and retain advertising agents and advertising customers. The effectiveness of the Group’s programmatic advertising system may not perform as expected and achieve widespread acceptance by advertising customers.

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

We have faced downward pressures in the Group’s business and operations in 2022, 2023 and 2024, which have placed and will continue to place significant demands on our management, operational and financial resources. We may encounter difficulties as the Group establishes and expands its operations, product development, sales and marketing, and general and administrative capabilities. We face significant competition for talented employees from other high-growth companies, which include both publicly traded and privately held companies, and we may not be able to hire new employees quickly enough to meet the Group’s needs. To attract highly skilled personnel, we have had to offer, and believe we will need to continue to offer, competitive compensation packages. We are subject to the risks of over-hiring, over-compensating the Group’s employees and over-expanding the Group’s operating infrastructure, and to the challenges of integrating, developing and motivating a growing employee base. In addition, we may not be able to innovate or execute as quickly as a smaller and more efficient organization. If we fail to effectively manage the Group’s hiring needs and successfully integrate the Group’s new hires, the Group’s efficiency and ability to meet the Group’s forecasts and the Group’s employee morale, productivity and retention could suffer, and the Group’s business, results of operations and financial condition could be adversely affected.

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

On July 16, 2020, CCTV reported in its Annual Consumer Rights Show that certain advertisements placed by third-party advertising agents on Qutoutiao exaggerated the health benefits of certain food and diet products and promoted activities that may involve online-gambling. In response, we promptly took appropriate measures such as immediate suspension of all employees involved in these advertisements, including the person in charge of advertising operations, stricter management of all third-party advertising agents, enhancement of content management capabilities in identifying misleading or inappropriate advertisements, and the launch of an easy-to-use and easy-to-find complaint channel on the home screen of Qutoutiao so that users can file their complaints with us on any advertisement placed on the Group’s app. The Qutoutiao app was temporarily removed from several major Android-based app stores in China after the report but was reinstated on July 31, 2020. On October 14, 2020, Shanghai Jifen and Shanghai Dianguan were fined by a local Regulator for certain false advertisements placed on the Qutoutiao app. The advertisement fees that these two entities earned from the false advertisements were also confiscated. The aggregate amounts of the fines and confiscated earnings were approximately RMB0.6 million for Shanghai Jifen and RMB2.0 million for Shanghai Dianguan, which were fully paid on November 27, 2020. On February 8, 2023, Midu Lite was notified by MIIT for deceiving, misleading and compelling users (for example, the users’ click would trigger automatic downloads of ads) and ordered to conduct rectification. On February 10, 2023, we submitted the remediation report to MIIT and completed the rectification. On March 14, 2024, Midu Lite was notified by MIIT for the disorderly jumping of the information window and misleading users. On March 18, 2024, we submitted the remediation report to MIIT and completed the rectification. Although we have enhanced the Group’s internal procedures by taking remedial actions, we cannot assure you that all of the advertisements on the Group’s platform will be fully in compliance with the applicable rules and regulations.

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

The Chinese government heavily regulates the Internet industry, including foreign investment in the Chinese Internet industry, content on the Internet and license and permit requirements for service providers in the Internet industry. Since some of the laws, regulations and legal requirements with respect to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the Chinese legal system is based on written statutes, such that prior court decisions can only be cited for reference and have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liabilities. Issues, risks and uncertainties relating to China’s government regulation of the Chinese Internet sector include the following:

●	The Group operates its mobile applications in China through businesses controlled via contractual arrangements rather than equity ownership due to restrictions on foreign investment in businesses providing value-added telecommunication services, including substantially all of the Group’s paid services and advertising services.

●	Uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, give rise to the risk that some of the Group’s permits, licenses or operations may be subject to challenge, which may be disruptive to the Group’s business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on the Group. For example, some of our business activities involve providing 1v1 real-time audio and video social communication functions, which might be regarded as provision of value-added telecommunications services of instant information interaction services under Catalog of Telecommunications Business and we might be ordered to obtain the value-added telecommunications service license covering service scope for provision of instant information interaction services which we have not obtained yet. Apart from this, the numerous and often vague restrictions on acceptable content in China subject the Group to potential civil and criminal liability, temporary blockage of the Group’s mobile applications or complete shutdown of the Group’s mobile applications. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website or mobile applications it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the recently amended Law on Preservation of State Secrets which published on February 27, 2024 and became effective on May 1, 2024 provides that whenever a network operator detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any content on its website that may lead to disclosure of state secrets and carry out technical processing of the relevant equipment. Failure to do so on a timely and adequate basis may subject the service provider to liability and certain penalties imposed by the State Security Bureau, Ministry of Public Security and/or MIIT or their respective local counterparts.

●	On September 28, 2009, the NRTA (previously known as the SART, GAPPRFT and SARFT) and the National Office of Combating Pornography and Illegal Publications jointly published a circular expressly prohibiting foreign investors from participating in Internet game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements.

●	On February 4, 2016, the NRTA and the MIIT jointly issued the Rules for the Administration for Internet Publishing Services, or the Internet Publishing Rules, which took effect on March 10, 2016, and prohibit wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises from engaging in the provision of web publishing services. Under such rules, an Internet publishing license is required for a provider of online publications. Uncertainty remains regarding the interpretation of relevant concepts, including “online publications.” Although we have not been explicitly required by the NRTA or other relevant authorities to obtain an Internet publishing license to continue our business so far, we may face further scrutiny by such authorities, which may require us to apply for such license and/or subject us to penalties. In addition, project cooperation between an Internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual involving Internet publishing services shall be subject to examination and approval by the NRTA in advance.

●	In November 2020, the NRTA promulgated the Circular on Strengthening the Administration of the Online Show Live Streaming and E-commerce Live Streaming, or Circular 78. According to Circular 78, platforms providing online show live streaming or e-commerce live streaming services shall, among other things, register their information and business operations in the National Internet Audio-visual Platforms Information Management System, ensure real-name registration for all live streaming hosts and virtual gifting users, prohibit users that are minors or without real-name registration from virtual gifting, and set a limit on the maximum amount of virtual gifting per time, per day, and per month. On February 9, 2021, the CAC, the National Office of Anti-Pornography and Anti-Illegal, the MIIT, the Ministry of Public Security, or the MPS, the MCT, the SAMR and the NRTA jointly issued the Circular on the Guiding Opinions on Strengthening Standardized Management of Online Live Streaming, which further states that live-streaming platforms which carry out commercial online performances shall hold the Internet Cultural Business License, or ICB License, and go through ICP record-filing and live streaming platforms which provide online audio-visual program services must obtain the Audio-Visual Permit (or complete the registration on the National Internet Audio-visual Platforms Information Management System) and complete the ICP filing procedure. As of the date of this annual report, Beijing Supreme Pole International Sports Development Co., Ltd. has obtained the Audio-Visual Permit and the Group has been registered in the National Internet Audio-visual Platforms Information Management System with the Qutoutiao app. We cannot assure you all the live streaming platforms operated by us can be successfully registered with the National Internet Audio-visual Platforms Information Management System. Failure to make such registration may have adverse impact on the Group’s business. On March 25, 2022, the CAC, the SAT and the SAMR jointly issued Opinions on Further Regulating Profit-making Behaviors of Webcast to Promote the Healthy Development of the Industry, which provides that online live streaming platforms shall, on a semi-annual basis, submit to the cyberspace administration at the provincial level and the competent tax authorities information such as the personal identity of an online live streaming publisher who engages in online live streaming for profit, his or her live streaming account, online nickname, account name, type of income, and profitability and cooperate with cyberspace, market regulation, taxation and other authorities to conduct supervision and inspection according to the relevant laws. Circular 78 also sets forth requirements for certain live streaming businesses with respect to live streaming review personnel requirements, content tagging requirements, and other requirements. For more information on Circular 78, see “Item 4. Information on the Company — C. Regulations — Regulations Related to Online Live Streaming Services.” As there remain uncertainties to some of the requirements in Circular 78 and its implementation standards, we are still in the process of getting further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Circular 78 on the Group’s business. Any further regulatory updates with respect to Circular 78 or other intensified regulation with respect to live streaming may increase the Group’s compliance burden in the live streaming business, and may have an adverse impact on the Group’s business and results of operations.

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

On September 24, 2024, the State Council of the PRC promulgated the Regulation on Network Data Security Management, which took effect on January 1, 2025. The regulation specifies several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also clarifies definitions for important data, outlines the obligations of those handling important data, establishes broader contractual requirements for data sharing between data handlers, and introduces a new exemption for regulatory obligations regarding cross-border data transfers.

The Group has been making constant efforts to comply with the revised Cybersecurity Review Measures and other data protection laws and regulations of the PRC. Our mobile apps and websites only collect basic user information which are necessary for the provision of the corresponding services. The Group updates its privacy policies and adjusts its data processing practices from time to time to meet the latest regulatory requirements of CAC and other authorities and adopts technical and organizational measures to protect data and cybersecurity. However, since the revised Cybersecurity Review Measures were recently promulgated, there exist uncertainties with respect to their interpretation and implementation, the Group still faces uncertainties that the rules may be interpreted or implemented in ways that will negatively affect the Group. The Group could be subject to cybersecurity review, and if so, it may not be able to pass such a review. In addition, the Group could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of the Group’s app from app stores, and revocation of licenses, as well as reputational damage or legal proceedings or actions against the Group, which may have a material adverse effect on the Group’s business, financial condition or results of operations. In addition, our ability to continue to offer our ADSs to investors could be significantly limited or completely hindered, and the value of our ADSs could significantly decline or become worthless. Our Qutoutiao and Midu Novels mobile applications were listed in the notices issued by CAC in June 2021 and August 2021, respectively, for issues regarding collection of personal data, and we were asked to undertake remedial measures. Since then, we have implemented measures to improve the data privacy protection of our mobile applications, and we have not received any administrative penalties in this regard. As of the date of this annual report, the Group has not been involved in any cybersecurity review initiated by the CAC or other relevant governmental regulatory authorities, and it has not received any inquiry, notice, warning, or sanction in such respect, other than the incidents mentioned above. However, we cannot rule out the possibility that the Group may be subject to the cybersecurity review or other investigations initiated by the CAC or the related governmental regulatory authorities.

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

We have adopted an equity incentive plan that permits the grant of share options, restricted shares, restricted share units, dividend equivalents, share appreciation rights and share payments as equity-based awards, to our directors, officers, employees and consultants. The equity incentive plan replaced the 2017 equity incentive plan and 2018 equity incentive plan that we previously adopted in their entirety and assumed all awards granted under these two plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all share options and other awards under our equity incentive plan was initially 12,464,141 Class A ordinary shares. On March 5, 2019, the Company increased the aggregate number of Class A ordinary shares reserved for issuance pursuant to awards granted under the equity incentive plan by 3.5% of the total number of Class A ordinary shares and Class B ordinary shares outstanding as of December 31, 2018. On every January 1 thereafter for four years, the aggregate number of Class A ordinary shares reserved and available for issuance pursuant to awards granted under the equity incentive plan will be increased by 2.0% of the total number of Class A ordinary shares and Class B ordinary shares outstanding on December 31 of the preceding calendar year. As of the date of this annual report on Form 20-F, options to purchase 6,033,599 Class A ordinary shares had been granted and were outstanding under our equity incentive plan.The Group is required to account for options granted to our employees, directors and consultants. The Group is required to classify options granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the share option or other equity award. In 2022, 2023 and 2024, RMB70.1 million, RMB37.3 million and RMB6.8 million (US$0.9 million) was recognized as share-based compensation expenses, respectively.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria established within the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2024, our internal control over financial reporting was ineffective due to the material weakness identified below.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness, which was first identified in the course of preparing the Group’s consolidated financial statements for the year ended December 31, 2017, relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of December 31, 2024.

Since we were a non-accelerated filer as of December 31, 2024, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm. Once we become an accelerated filer or a larged accelerated filer, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. In the future, our management may conclude that our internal control over financial reporting is still not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may not reach the same conclusion. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Under PRC tax laws and regulations, Shanghai Jifen, one of the Group VIEs, and Shanghai Chenxing Software Technology Co., Ltd., or Shanghai Chenxing, a subsidiary of Shanghai Quyun Network Technology Co., Ltd., or Shanghai Quyun, are both qualified to enjoy, certain preferential income tax benefits. The modified Enterprise Income Tax Law, effective on December 29, 2018, or the EIT Law, and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state”, or HNTEs, to enjoy a reduced enterprise tax rate of 15%. According to the relevant administrative measures, to qualify as a “HNTE”, Shanghai Jifen must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as a “HNTE” is subject to review by the relevant government authorities in China once every three years, and in practice certain local tax authorities also require annual evaluation of the qualification. In addition, Shanghai Chenxing is qualified to enjoy certain preferential value-added tax benefits, according to the Notice on Value-added Tax Policies for Software Products issued by the Ministry of Finance, or the MOF, and the State Administration of Taxation, or the SAT, on October 13, 2011. Apart from that, Shanghai Chenxing obtained the certificate of Qualified Software Enterprise. Once meeting other criteria, Shanghai Chenxing will be qualified to enjoy certain preferential enterprise income tax benefits, according to relevant rules, including the Notice on Enterprise Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries issued by the MOF and the SAT on April 20, 2012, Notice on Relevant Issues concerning Preferential Enterprise Income Tax Policies for Enterprises in Software and Integrated Circuit Industries issued by the MOF, the SAT, the National Development and Reform Commission, or the NDRC, and the MIIT on May 4, 2016, and Announcement on the Enterprise Income Tax Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry jointly issued by the MOF, the SAT, the NDRC and the MIIT on December 11, 2020. In the event the preferential tax treatments for the entities are discontinued or are not verified by the local tax authorities, and the affected entity fails to obtain preferential tax treatments based on other qualifications such as Advanced Technology Service Enterprise, it will become subject to the standard tax rates and policies, including the PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue any of the Group’s preferential tax treatments, potentially with retroactive effect.

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

We and members of our management may be subject to allegations or lawsuits brought by our competitors, individuals, government and regulatory authorities or other persons in the future. Any such lawsuit or allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by the Group or perceived wrong-doing by any key member of our management team could harm our reputation and cause the Group’s user base to decline and distract our management from day-to-day operations of the Group’s. We cannot assure you that the Group or key members of our management team will not be subject to lawsuits or allegations of a similar nature in the future. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, the Group will record a related contingent liability. As additional information becomes available, we will assess the potential liability and revise estimates as appropriate. In 2022, 2023 and 2024, the Group did not record any contingent liabilities relating to pending litigation. On August 20, 2020, we and certain of our current and former directors and officers were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York. This action is brought on behalf of a putative class of persons who purchased or acquired our securities pursuant or traceable to our September 2018 initial public offering or April 2019 secondary public offering, or otherwise acquired our securities between September 14, 2018 and December 16, 2020 or “the Putative Class Period.” The complaint alleges violations of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 (the “Securities Act”), Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder based on alleged materially false or misleading statements or omissions in offering documents and/or issued throughout the Putative Class Period. Lead Plaintiff was appointed, and a consolidated amended complaint was filed on January 15, 2021. We filed a motion to dismiss such amended complaint on March 16, 2021. Lead Plaintiff filed an opposition to the motion on May 17, 2021, and we filed a reply on July 1, 2021. On August 3, 2023, the District Court granted the motion to dismiss in its entirety. Plaintiff appealed the dismissal of the Securities Act claims to the United States Court of Appeals for the Second Circuit (the “Second Circuit”). Plaintiff alleges on appeal there were materially false or misleading statements or omissions made only in the offering documents. On January 3, 2024, Plaintiff filed his opening brief, and on April 3, 2024, we filed our brief in response. Plaintiff filed his reply brief on April 24, 2024. On October 28, 2024, the Second Circuit vacated the District Court’s dismissal of the Securities Act claims on the grounds that the District Court applied the wrong pleading standard to the Securities Act claims. The Second Circuit noted that all of Defendants’ other arguments remained available to them on remand. Plaintiff filed a second amended complaint on February 5, 2025, and Defendants moved to dismiss on April 7, 2025. It is premature at this stage of the litigation to evaluate the likelihood of a favorable or unfavorable outcome. In addition, in 2022, one of our material subsidiaries and one of the Key VIEs paid fines of RMB82.8 million in aggregate as a result of alleged fraudulent advertisements that an advertising customer placed on the Group’s online platform. For a detailed description of these cases, please refer to “Item 8. Financial Information — A. Consolidated Statement and other Financial Information — Legal and Administrative Proceedings.”

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

According to the Circular on Issues Relating to Cultural Undertaking Development Fee Policies and Administration of Levying and Collection Relating to Levying VAT in place of Business Tax, which was issued by the MOF and the SAT on March 28, 2016, or Circular 25, the provision of advertising services by advertising media agencies and outdoor advertisement business operators (including entities engaging in distribution, screening, promotion and exhibition of outdoor advertisements and other advertisements, as well as entities engaging in advertisement agency services) in China is subject to a cultural development fee. The fee was charged at an applicable rate of 3% of the net advertising revenues prior to June 30, 2019, which was reduced to 1.5% commencing on July 1, 2019, according to a preferential tax policy issued on June 12, 2019 by the government of Shanghai. The preferential policy was in effect until December 31, 2024. The net advertising revenues refer to, as specified in Circular 25, the balance after deducting advertisement distribution fee paid to other advertising company or advertisement distributor, from the total tax inclusive price and out-of-pocket expenses obtained from provision of advertising and marketing services. Historically, the Group did not pay cultural development fees and surcharges for the part of the Group’s revenue that we did not consider as revenues from advertising services subject to Circular 25. Pursuant to the Announcement on the Supporting Tax and Fee Policy for Film Industry and Other Industries issued by the MOF and the SAT on May 13, 2020, the cultural development fee was waived from January 1, 2020 until December 31, 2020. Pursuant to the Announcement on the Extension of Certain Tax Preferential Policies in Response to COVID-19 Epidemic, the exemption period of the cultural development fee was extended until December 31, 2021. Although the Group has not been challenged by the tax authorities so far for our payment of cultural development fees and surcharges, it may face further scrutiny by the PRC tax authorities that may result in a conclusion that subjects the Group to additional taxes, fees and surcharges and substantially increases the Group’s taxes owed, thereby materially and adversely affecting the Group’s results of operations. As a result of not making adequate contributions, the Group may also be subject to fines or other penalties imposed by the relevant authorities pursuant to applicable laws and regulations.

In addition, some of our VIEs and subsidiaries were fined an insignificant amount in 2023 and 2024 for underpaying income tax or failing to withhold or collect the amount of tax which should be withheld or collected. We have paid such fines in full and on time.

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

The regulation of the China Securities Regulatory Commission, or the CSRC, or other PRC regulatory agencies establish complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions; in addition, the approval of and the filing with the CSRC, or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, which may hinder our ability to continue to offer securities to investors offshore.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the SAT, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange in the event that the special purpose vehicle acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

These regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, or the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance. As the Foreign Investment Security Review Measures are recently promulgated, there are great uncertainties with respect to its interpretation and implementation. If a business of any target company that we plan to acquire tails into the ambit of security review, we may not be able to successfully acquire such company. In addition, the PRC Anti-Monopoly Law requires that the anti-monopoly law enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. On March 10, 2023, the SAMR further issued the Provisions on the Review of Concentrations of Undertaking, which took effect on April 15, 2024, to further enhance the enforcement on the supervision of concentration of undertakings. We may grow the Group’s business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand the Group’s business or maintain our market share. See “Item 4. Information on the Company — C. Regulations — Regulations Related to Mergers and Acquisitions and Overseas Listings.”

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China and the Group VIEs is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2024. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 pandemic, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce, or MOFCOM, on January 9, 2021, which will apply to situations where the extra-territorial application of foreign legislation and other measures, in violation of international law and the basic principles of international relations, unjustifiably prohibits or restricts the citizens, legal persons or other organizations of China from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations. Starting from February 2025, the U.S. government imposed a series of tariff increases on imports from China. Following the recent announcement by President Trump on April 9, 2025, the tariffs on imports from China have been raised to 145%, and a fact sheet issued by White House on April 15, 2025 indicated that tariffs on certain goods imported from China could be as high as 245%. In response to the multiple rounds of tariff increases by the U.S. government, China also announced several rounds of retaliatory tariffs on goods imported from the U.S., raising the rate to 125%. There may be further developments in tariff policies that are currently unpredictable. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting the Group’s ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct the Group’s business as it is currently conducted as a result of such regulatory changes, the Group’s business, results of operations and financial condition would be materially and adversely affected.

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

However, following the Statement of Protocol signed between the PCAOB and the CSRC and the MOF in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer again in 2025. However, the PCAOB may change its determinations under the HFCAA at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCAA. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again.

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

Our ADSs were listed on NASDAQ Global Select Market (the “Nasdaq”) since our SEC-registered initial public offering in September 2018. We received a delisting notice from Nasdaq on March 14, 2023. On April 12, 2023, the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting with the SEC to delist us from Nasdaq, and the delisting became effective 10 days after filing the Form 25.

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

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. As of December 31, 2024, we had 46,920,018 Class A ordinary shares and 32,937,193 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares sold in our initial public offering and follow-on public offering are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other Class A ordinary shares outstanding are available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. To the extent a large number of shares are converted to ADSs and sold into the market, the market price of the ADSs could decline significantly.

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

Overview

The Group operates a mobile content platform in China with a mission to bring fun and value to its users. The Group’s eponymous mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Since its beginning as a news aggregator, Qutoutiao has evolved and developed significantly on the content side and now also has a rich offering in short video content, online games and live-streaming. Midu, first launched in May 2018 as Midu Novels and with an alternative version Midu Lite launched one year later, pioneered provision of free online literature supported by advertising. It became one of the market leaders of the free online literature industry. The Group has also been developing standalone short video applications and mobile games among the many other initiatives in motion since early 2019 to further diversify the range of products its users can enjoy and the ways in which it can bring value to its users. Although the Group was faced with downward trend in the past few years , the Group’s mobile applications still gained a certain level of success and popularity among Chinese mobile internet users, with combined average MAUs of approximately 5.0 million, combined average DAUs of approximately 1.8 million and average daily time spent per DAU of approximately 28.7 minutes in the three months ended December 31, 2024.

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

The Group’s net revenues decreased from RMB1,083.0 million in 2022 to RMB745.6 million in 2023 primarily due to macroeconomic downturn and customer advertising budget constraints, but increased to RMB1,021.9 million (US$140.0 million) in 2024 primarily due to an overall increase in advertising budgets and the active expansion of new channel customers. We have made significant progress on cost optimization and budgeting process to improve operating margin. The Group incurred net losses attributable to Qutoutiao Inc. of RMB914.8 million in 2022, RMB185.3 million in 2023 and RMB167.5 million (US$23.0 million) in 2024. Non-GAAP net loss, which represented net loss before share-based compensation expenses, was RMB844.7 million in 2022, RMB148.0 million in 2023 and RMB160.7 million (US$22.0 million) in 2024.

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

	For the Year Ended December 31,
	2023	2024
	(in millions, except for daily time spent data)
Combined Average MAUs during the period	8.5	5.6
Combined Average DAUs during the period	2.9	2.0
New Installed Users	17.2	10.4
Average daily time spent per DAU during the period (minutes)	41.8	33.4

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

	For the Year Ended December 31,
	2023	2024
DAUs of loyalty program inclined apps	59.3%	65.9%
DAUs of other apps	40.7%	34.1%

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

The Group’s Content

The Group strives to become the light entertainment content platform of choice for a growing base of users. We believe that light entertainment-oriented and easily digestible content resonates with mobile users, and the Group primarily delivers content that can be viewed by users during a short period of time. The articles on the Group’s platform generally contain both images and short texts and can be read within one minute; and a majority of the videos on the Group’s platform run less than two minutes. In the three months ended December 31, 2024, the average daily time spent per DAU for the Group’s mobile applications was approximately 28.7 minutes. The Group aims to deliver quality and relevant content to users, and content sourcing, management and recommendation are among the core focuses of the Group’s operations.

Content Sourcing

The Group sources content from a few professional media outlets under a licensing arrangement.

The Group’s mobile literature applications, Midu Novels and Midu Lite, primarily source content from traditional PC-based online literature platforms which grant the Group permits to publish their literature content on the Group’s platforms for a fee. The Group curates quality literature content that caters to its users’ interests based on the Group’s analysis of users’ profiles and their reading histories. As of December 31, 2024, the Group offers more than 31,629 pieces of literature on Midu Novels and Midu Lite.

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

●	Algorithm-based Screening. The Group applies algorithms to screen texts as well as images and videos. The Group’s system screens texts based on pre-set keywords, and it utilizes artificial intelligence to identify inappropriate images and videos. The screening system automatically declines content that does not meet the standards of the Group’s platform and flags suspicious content for manual review by the Group’s content management team.

●	Manual Review. The Group’s content management team, which consisted of 67 employees as of December 31, 2024, is responsible for monitoring all information before delivery through the Group’s platform. The content management team reviews suspicious content identified in the algorithm-based screening process and makes the final decision as to whether to decline such content. Given the complexity and diversity of information submitted to the Group’s platform, the Group’s content management team also reviews all content that has not earlier been flagged up in the algorithm-based screening process.

●	Complaint Procedure. A user may submit a complaint about a particular piece of content through the Group’s mobile applications. The user is prompted to identify the basis for the complaint, such as duplication to pre-existing content, violation of law, factual mistake, low quality or plagiarism. The user also needs to provide a written commentary to support the complaint. The Group removes the relevant content if it concludes that the complaint is valid. In addition, while the complaint is under review, the Group may also temporarily block the relevant content from being further delivered until the Group can investigate the complaint and reach a conclusion.

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

Intellectual Property

We regard the Group’s intellectual property as critical to its success. Such intellectual properties include trademarks, patents, domain names, copyrights, know-how and proprietary technologies. We currently rely on trademarks, copyrights, trade secret law and confidentiality, invention assignment and non-compete agreements with the Group’s employees and others to protect the Group’s proprietary rights. As of December 31, 2024, the Group had registered 904 trademarks, including trademark for “Qutoutiao,” and owned 15 patents in the PRC. The Group was the registered holder of 162 domain names in the PRC, and had been granted 582 software copyrights and 26 artwork copyrights as of the same date.

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

Company Name	Name of Permission/License	Governing Government Authority	Grant Date	Expiration Date
Shanghai Jifen	Value-added Telecommunications Service License (the “VAT License”)	Shanghai Communications Administration	September 23, 2022	September 25, 2027
Shanghai Jifen	Network Cultural Business Permit	Shanghai Municipal Administration of Culture and Tourism	October 21, 2022	October 21, 2025
Shanghai Jifen	Registration in the National Internet Audio-visual Platforms Information Management System	National Radio and Television Administration	September 23, 2024	May 31, 2025
Shanghai Jifen	Radio and Television Programme Production Business Permit	Radio and Television Station of Shanghai	April 1, 2023	March 31, 2027
Shanghai Jifen	Internet News Information Services License	Cyberspace Administration of China	July 30, 2022	July 29, 2025
Shanghai Jifen	Publication Operation License	Shanghai Municipal Bureau of Press and Publication	February 25,2025	April 30, 2030
Big Rhinoceros Horn	Value-added Telecommunications Service License (the “VAT License”)	Shanghai Communications Administration	December 29, 2023	March 8, 2029
Big Rhinoceros Horn	Network Cultural Business Permit	Shanghai Municipal Administration of Culture and Tourism	October 30, 2024	October 30, 2027
Big Rhinoceros Horn	Publication Operation License	Shanghai Municipal Bureau of Press and Publication	May 11, 2023	April 30, 2027

Company Name	Name of Permission/License	Governing Government Authority	Grant Date	Expiration Date
Big Rhinoceros Horn	Radio and Television Programme Production Business Permit	Radio and Television Station of Shanghai	April 1, 2023	March 31, 2027
Beijing Supreme Pole	Value-added Telecommunications Service License (the “VAT License”)	Beijing Communications Administration	November 25, 2020	September 28, 2025
Beijing Supreme Pole	Network Cultural Business Permit(1)	Beijing Municipal Administration of Culture and Tourism	June 1, 2022	June 10, 2025
Beijing Supreme Pole	License for Publication of Audio-Visual Programs through Information Network	National Radio and Television Administration	October 31, 2024	October 31, 2027
Beijing Supreme Pole	Publication Operation License	Beijing Municipal Bureau of Press and Publication	August 28, 2023	April 30, 2028
Shanghai Xike	Value-added Telecommunications Service License (the “VAT License”)	Shanghai Communications Administration	October 13, 2023	November 30, 2028
Shanghai Xike	Network Cultural Business Permit	Shanghai Municipal Administration of Culture and Tourism	March 4, 2024	March 4, 2027
Shanghai Xike	Radio and Television Programme Production Business Permit	Radio and Television Station of Shanghai	April 1, 2023	March 31, 2027
Shanghai Manchuan Information Technology Co., Ltd.	Value-added Telecommunications Service License (the “VAT License”)	Shanghai Communications Administration	April 28, 2023	November 9, 2025
Shanghai Manchuan Information Technology Co., Ltd.	Network Cultural Business Permit	Shanghai Municipal Administration of Culture and Tourism	April 10, 2024	July 17, 2026
Shanghai Manchuan Information Technology Co., Ltd.	Radio and Television Programme Production Business Permit	Radio and Television Station of Shanghai	April 9, 2024	March 31, 2027
Shanghai Ququanquan Information Technology Co., Ltd.	Value-added Telecommunications Service License (the “VAT License”)(2)	Shanghai Communications Administration	September 30, 2020	September 30, 2025

Notes:

(1)	In the process of modification registration with regard to the registered address.
(2)	In the process of modification registration with regard to the legal representative.

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

On July 3, 2017, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures provide that there are two types of telecommunications operating licenses for operators in China, one for basic telecommunications services and one for value-added telecommunications services. A distinction is also made to licenses for value-added telecommunications services as to whether a license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. The license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded in its telecommunications operating License.

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

The current effective negative list is the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024. Industries that are not listed in the 2024 Negative List are permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold majority interests in such joint ventures. In addition, projects in the restricted category may be subject to higher-level government approval requirements. Foreign investors are not allowed to invest in industries in the prohibited category.

In addition, foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and amended and issued on September 10, 2008, on February 6, 2016 and on March 29, 2022 (became effective on May 1, 2022). Pursuant to the FITE Regulations and the 2024 Negative List, subject to undertakings for opening telecommunication industries made by China for joining World Trade Organization, the ultimate foreign equity ownership in a value-added telecommunications services provider cannot exceed 50%, except for e-commerce, domestic multiparty communications, store-and-forward and call centers. Furthermore, the prior FITE Regulations used to require that, for a foreign investor to own any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business, and obtain approvals from the MIIT and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Although the previous requirement of good track record and experience has been cancelled in the newly modified FITE Regulation since May 1, 2022, this modification is relatively new and uncertainties exist in relation to its interpretation and implementation.

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

Regulations on the Provision of Internet Content

Regulation on Internet Information Services

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and last amended on December 6, 2024, set out guidelines on the provision of Internet information services. The Internet Content Measures classifies Internet information services into commercial Internet information services and non-commercial Internet information services, and commercial Internet information services refer to services that provide information or services to Internet users with charge. A provider of commercial Internet information services must obtain an ICP License, and, prior to the application for such ICP License from the MIIT or its local branch at the provincial or municipal level, entities providing online information services regarding news, publishing and education must procure the consent of the national authorities responsible for such areas. As a provider of commercial Internet information services, Shanghai Jifen, Big Rhinoceros Horn and other relevant entities have been granted the ICP Licenses as mentioned above, which authorize relevant companies’ provision of information services via the Internet.

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

The Group is required to obtain an Internet news information services license from CAC for the dissemination of news through the Group’s mobile application. On July 30, 2019, Shanghai Jifen Culture Communications Co., Ltd., or Shanghai Jifen, one of the Group VIEs, obtained an Internet News Information Services License from CAC and had it renewed in July 2022.

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

According to the Measures for the Administration of Cyber Performance Business Operations, promulgated by the Ministry of Culture on December 2, 2016 and became effective on January 1, 2017, a cyber-performance business entity engaging in cyber performance business operations shall, in accordance with the Internet Culture Provisions, apply to the cultural administrative department at the provincial level for an Internet Cultural Business Licenses, or ICB License, and the license shall specify the scope of its cyber performance. A cyber-performance business entity shall indicate the number of its ICB License in a conspicuous position on its homepage. According to the 2024 Negative List, foreign investors are prohibited from investing in an entity holding an ICB License (except for music). Consequently, foreign investors are prohibited from investing in businesses that carry out and operate the short video and live streaming and online game via platform(s), as these businesses are deemed as businesses subject to foreign-investment prohibition by virtue of the platform’s need to obtain an ICB License (except for music).

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

The Law of the PRC on the Protection of Minors (Revised in 2024) promulgated and took effect on April 26, 2024, provide that, among others, internet live streaming service providers shall not provide minors under age 16 with online live streaming publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged 16 or above to register live streaming publisher accounts.

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

Pursuant to the Administrative Regulations on Publishing (Revised in 2024) promulgated by the State Council on December 6, 2024 and took effect on January 20, 2025, organizations and individually owned businesses engaging in distribution of publications through information network such as the Internet shall obtain a Publication Operation License pursuant to the provisions of these regulations.

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

On November 26, 2021, the SAMR publicly solicited opinions on the Measures for the Administration of Online Advertising (Draft for Comments), or the Draft Internet Advertising Measures. On February 25, 2023, the SAMR issued the Measures for the Administration of Online Advertising, or the Internet Advertising Measures, which took effect on May 1, 2023 and replaced the SAIC Interim Measures. The Internet Advertising Measures states that platform operators providing Internet information services shall take measures to prevent and stop false and illegal advertisements. The Internet Advertising Measures further strengthen the one-click-to-close requirement and prohibit advertisements for certain items on Internet media that targets minors, including, among others, advertisements related to online games that are harmful to the physical or mental health of minors.

The New Advertising Law and Internet Advertising Measures require the Group to monitor the advertising content shown on the Group’s mobile applications to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. However, we cannot assure you that all of the content contained in such advertisements is true and accurate as required by the advertising laws and regulations.

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

The New Online Culture Regulations further classifies Internet cultural activities into commercial Internet cultural activities and non-commercial Internet cultural activities. Entities engaging in commercial Internet cultural activities must apply to the relevant authorities for an Internet Cultural Business License, or ICB License, while non-commercial cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. According to the 2024 Negative List, foreign investors are prohibited from investing in an entity holding an ICB License (except for music). Consequently, foreign investors are prohibited from investing in businesses that carry out and operate the short video and live streaming and online game via platform(s), as these businesses are deemed as businesses subject to foreign-investment prohibition by virtue of the platform’s need to obtain an ICB License (except for music).

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

On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the revised Cybersecurity Review Measures, which became effective from February 15, 2022 and replaced the Review Measures. The revised Cybersecurity Review Measures require that, (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, (ii) any data processing activities by network platform operators, which affects or may affect national security, or (iii) any network platform operators which has personal information of more than one million users and is going to be listed abroad, shall be subject to cybersecurity review. Furthermore, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. If the Group was found to be in violation of applicable laws and regulations of the PRC during such review, it could be subject to administrative penalties, such as warnings, fines, service suspension or removal of the Group’s apps from the relevant app stores. Therefore, cybersecurity review could have a material and adverse impact on the Group’s business, results of operations and financial condition. Since the measures were recently promulgated, there exist uncertainties with respect to their interpretation and implementation.

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

On February 22, 2023, the CAC issued the Measures for the Standard Contract for Outbound Transfer of Personal Information, which took effect on June 1, 2023. It provides that the personal information handler transferring personal information abroad by entering into the standard contract shall meet all of the following conditions: (i) it is not a critical information infrastructure operator; (ii) it processes the personal information of less than one million individuals; (iii) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year and prior to the outbound transfer of personal information, the personal information handler shall conduct a personal information protection impact assessment. Furthermore, the personal information handler shall, within ten working days after the standard contract enters into effect, apply for filing with the cyberspace administration at the provincial level.

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

On September 12, 2022, the CAC issued Decision on Amending the Cybersecurity Law of the People’s Republic of China (Draft), which mainly increases penalties for violations of network operation security, user personal information protection, critical information infrastructure security protection and network information security, and to make transferable provisions on specific liability provisions. On March 28, 2025, the CAC issued the Cybersecurity Law of the People’s Republic of China (Draft Amendment for Comment), which strengthens the legal liability for cybersecurity, imposes heavier penalties on illegal acts and scientifically sets the legal liability for different types of illegal acts such as network operation security and network information security.

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

On September 24, 2024, the State Council of the PRC promulgated the Regulation on Network Data Security Management, which took effect on January 1, 2025. The regulation specifies several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also clarifies definitions for important data, outlines the obligations of those handling important data, establishes broader contractual requirements for data sharing between data handlers, and introduces a new exemption for regulatory obligations regarding cross-border data transfers.

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

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information, or the Order, which took effect on September 1, 2013. Most of the requirements under the Order that are relevant to Internet services providers are consistent with the requirements already established under the provisions discussed above, except that under the Order the requirements are often more strict and have a wider scope. If an Internet services provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from the users whose information is being collected or used. Internet services providers are also required to establish and publish their protocols relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet services providers are also required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. Internet services providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. The Order states, in broad terms, that violators may face warnings, fines, and disclosure to the public and, in the most severe cases, criminal liability.

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

On April 26, 2024, the Law of the PRC on the Protection of Minors (Revised in 2024), promulgated by the SCNPC and came into effect, which specifies stringent requirements for the protection of minors’ information.

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

As of December 31, 2024, the Group had registered 824 trademarks in the PRC, including the trademark for “Qutoutiao,” and filed 824 trademark applications in the PRC.

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

As of December 31, 2024, the Group had owned 15 patents and filed 15 patent applications in the PRC.

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

The Computer Software Protection Regulations, promulgated by the State Council on June 4, 1991 and last amended on January 30, 2013, provides that a software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council.

As of December 31, 2024, the Group had been granted 582 software copyrights and 26 artwork copyrights in the PRC.

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

As of December 31, 2024, the Group was the registered holder of 162 domain names in the PRC.

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

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was last amended onDecember 30, 2019, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of PRC companies and further improve the administration on foreign exchange settlement for FIEs.

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

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015 which was last amended on March 23, 2023. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans except for which permitted under business operation scope, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party.

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

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by FIEs in the PRC include the Company Law of the PRC, as amended in 2023 and Foreign Investment Law promulgated by SCNPC on March 15, 2019 and came into effect on January 1, 2020 and its implementation regulations that took effect on the same day.

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

As of December 31, 2024, our wholly foreign-owned subsidiaries, Shanghai Quyun and Shanghai Zhicao, had incurred losses and would not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

On November 16, 2011, the MOF and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, to lay out main content of the pilot scheme for the reform of levying value-added tax in place of business tax. Further, on March 23, 2016, the MOF and the SAT jointly promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016 and was last amended on March 20, 2019, which amendment came into effect on April 1, 2019. Pursuant to the above mentioned notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On December 25, 2024, the SCNPC issued the Value-added Tax Law of the PRC, which will be effective on January 1, 2026. According to the Value-added Tax Law of the PRC, any entities and individuals (including individual industrial and commercial households) that sell goods, services, intangible assets, or immovables, or import goods within the territory of the PRC are taxpayers of VAT and shall pay the VAT in accordance with the law and regulation. The VAT rate for sale of goods, labor services of processing, repairs or replacement, tangible movable property leasing services, and import of goods is generally 13%, except that (i) the VAT rate for sale of agricultural products, sale of transportation, postal, basic telecommunications, construction, immovable leasing services, sale of immovables, and transfer of the rights to use land is 9%, and (ii) the VAT rate for taxpayers’ export of goods and the sale of services or intangible assets within the scope as prescribed by the State Council by domestic entities and individuals across national borders is zero. In addition to the above circumstances, the rate of VAT for sale of services or intangible assets is 6%.

On March 20, 2020, Shanghai Chenxing performed record-filing for VAT tax invoice of software products and licenses of software products and was subject to the VAT rate of 13%. As of the date of this annual report, Shanghai Chenxing is the only company in the Group that is subject to the VAT rate of 13%. Besides that, as of December 31, 2024, our PRC subsidiaries, the Group VIEs and their subsidiaries were generally subject to the VAT rate of 6%.

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

On February 24, 2023, the CSRC, the MOF, the National Administration of State Secrets Protection and the National Archives Administration of China jointly issued the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Confidentiality and Archives Provisions, which took effect on March 31, 2023, regulating the secrets protection and archives administration behaviors relevant to the overseas listing. Pursuant to the Confidentiality and Archives Provisions, where a domestic enterprise provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing subjects, documents and materials involving state secrets and working secrets of state organs, it shall report the same to the competent department with the examination and approval authority for approval in accordance with the law, and submit the same to the secrecy administration department of the same level for filing. Domestic enterprises providing accounting archives or copies thereof to entities and individuals concerned such as securities companies, securities service institutions and overseas regulatory authorities shall perform the corresponding procedures pursuant to the relevant provisions of the state.

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
Qtech USA Inc. (United States)
Fun Literature Limited (Cayman Islands)
InfoUniversal Limited (Hong Kong)
QTT Asia Limited (British Virgin Islands)
Fun Literature (HK) Limited (Hong Kong)
Outside China
Inside China
Shanghai Big Rhinoceros Horn Information Technology Co., Ltd.(3)
Shanghai Zhicao Information Technology Co., Ltd.
Shanghai Quyun Internet Technology Co., Ltd.
Shanghai Chenxing Software Technology Co., Ltd.
Shanghai Jifen Culture Communications Co., Ltd.(1)
Beijing Churun Internet Technology Co., Ltd.(4)
Other Consolidated VIEs and their subsidiaries(6)
Other Subsidiaries of Shanghai Jifen(2)
Subsidiaries of Beijing Churun(5)

(1)	Mr. Eric Siliang Tan, Mr. Lei Li, Tianjin Shanshi Technology L.P. and Shanghai Xinpai Management Consulting Co., Ltd., an affiliate of The Paper, hold 64.35%, 14.85%, 19.80% and 1% equity interest in Shanghai Jifen, respectively.

Tianjin Shanshi Technology L.P. is controlled by Mr. Eric Siliang Tan.

(2)	Include Shanghai Xike, Shanghai Tuile Information Technology Service Co., Ltd., Tianjin Quwen Internet Technology Co., Ltd., Shanghai Xixia and Anhui Zhangduan Network Technology Co., Ltd.

Shanghai Jifen holds approximately 40% equity interest in Shanghai Xiaoqiao Information Technology Co., Ltd.

(3)	Shanghai Miaoliang Information Technology Co., Ltd. and Shanghai Zishu Information Technology Co., Ltd. held 60% and 40% equity interest in Big Rhinoceros Horn, respectively.

(4)	Mr. Xinjie Hu and Ms. Wenjia Ni held 60% and 40% equity interest in Beijing Churun, respectively.

(5)	Mainly include Beijing Supreme Pole.

(6)	Mr. Yang Hong and Mr. Yukun Wang hold 60% and 40% equity interest in Shanghai Ququanquan, respectively.

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

Cash Transfers Through Our Organization

The following table sets forth a summary of cash transfers that have occurred between our subsidiaries and the Group VIEs for the years ended December 31, 2022, 2023 and 2024, respectively:

	Year Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Cash paid by the Group VIEs to our subsidiaries under service agreements	(376,184)	(571,434)	207,656
Cash received by the Group VIEs from our subsidiaries under service agreements	236,903	637,646	-
Cash received by the Group VIEs from our subsidiaries for intra-Group financing	606,146	66,034	-
Cash repaid by the Group VlEs to our subsidiaries for intra-Group financing	-	-	365,627

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

The Group’s corporate headquarters are located in Shanghai, China, where it leased approximately 3,211 square meters of office space as of December 31, 2024. The Group also maintained other leased offices in Beijing and Wuhu City in Anhui Province, totaling approximately 950 square meters. We believe that the Group has the adequate facilities to accommodate its operational needs.

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

Overview

The Group operates a mobile content platform in China with a mission to bring fun and value to its users. The Group’s eponymous mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Midu, first launched in May 2018 as Midu Novels and with an alternative version Midu Lite launched one year later, pioneered the provision of free online literature supported by advertising. It has grown tremendously and has been one of the leaders of the free online literature industry. Although the Group was faced with downward trend in the past few years, the Group’s mobile applications still gained a certain level of success and popularity among Chinese mobile internet users, with combined average MAUs of approximately 5.0 million, combined average DAUs of approximately 1.8 million and average daily time spent per DAU of approximately 28.7 minutes in the three months ended December 31, 2024.

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

The Group’s net revenues decreased from RMB1,083.0 million in 2022 to RMB745.6 million in 2023 primarily due to macroeconomic downturn and customer advertising budget constraints, but increased to RMB1,021.8 million (US$140.0 million) in 2024 primarily due to an overall increase in advertising budgets and the active expansion of new channel customers. The Group incurred net losses attributable to Qutoutiao Inc. of RMB914.8 million in 2022, RMB185.3 million in 2023 and RMB167.5 million (US$23.0 million) in 2024. Non-GAAP net loss, which represented net loss before share-based compensation expenses, were RMB844.7 million in 2022, RMB148.0 million in 2023 and RMB160.7 million (US$22.0 million) in 2024.

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

	For the Year Ended December 31,
	2023	2024
	(in millions, except for daily time spent data)
Combined Average MAUs during the period	8.5	5.6
Combined Average DAUs during the period	2.9	2.0
New Installed Users	17.2	10.4
Average daily time spent per DAU during the period (minutes)	41.8	33.4

We view combined average MAUs and combined average DAUs as measures of the size of active user base and user engagement. Combined average MAUs and combined average DAUs generally experienced a downward trend in 2023 and 2024 primarily because the Group adjusted the pace of its operation expansion and paid closer attention to the quality and profile of the Group’s user base than its absolute size and growth. Though the Group had a lower level of combined average MAUs and combined average DAUs in 2024 than in 2023, due to an overall increase in advertising budgets and expansion in new channels customers, its advertising and marketing revenue increased on a year-over-year basis.

We monitor the number of new installed users closely to maintain a sizable user base. The steep downward trend in the number of new installed users during 2023 and 2024 was primarily due to the fact that the Group adjusted the pace of its operation expansion and paid closer attention to quality and profile of the user base than to its absolute size and growth.

We monitor average daily time spent per DAU to measure the level of user engagement on the Group’s platform. Average daily time spent per DAU decreased from approximately 41.8 minutes for the year ended December 31, 2023 to approximately 33.4 minutes for the year ended December 31, 2024.

Non-GAAP Financial Measure

Non-GAAP net loss represents net loss before share-based compensation expenses. We use such non-GAAP financial measure in evaluating the Group’s results of operation and for financial and operational decision-making purposes. We believe that such non-GAAP financial measure helps identify underlying trends in the Group’s business that could otherwise be distorted by the effect of such share-based compensation expenses that the Group includes in cost of revenues, total operating expenses and net loss attributable to Qutoutiao Inc. We believe that such non-GAAP financial measure also provides useful information about the Group’s operating results, enhances the overall understanding of the Group’s past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

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

The table below sets forth a reconciliation of the non-GAAP financial measure for the periods indicated:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(914,767)	(185,313)	(167,530)	(22,951)
Add: share-based compensation expenses:
Cost of revenues	392	240	-	-
Research and development	46,811	25,471	-	-
Sales and marketing	5,601	1,960	2,050	281
General and administrative	17,301	9,638	4,799	657
Non-GAAP net loss	(844,662)	(148,005)	(160,681)	(22,013)

Key Components of the Group’s Results of Operations

Revenues

The Group generates most of its revenues from advertising and marketing services. The following table sets forth a breakdown of the Group’s revenues, both in absolute amount and as a percentage of its net revenues, for the years indicated.

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Advertising and marketing revenues	839,377	77.5	569,568	76.4	972,933	133,291	95.2
Other revenue	243,668	22.5	175,988	23.6	48,959	6,707	4.8
Net revenues	1,083,045	100.0	745,557	100.0	1,021,892	139,998	100.0

(1)	Revenues from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Advertising and marketing revenue	2,451	17	-	-

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

Cost of Revenues

Cost of revenues consists primarily of (i) bandwidth and server costs, (ii) costs incurred to vendors and suppliers for advertising and marketing services, (iii) content procurement costs paid to third-party professional media companies and freelancers, (iv) direct cost related to in-house content, rental cost, depreciation, salary and welfare for cost personnel and other miscellaneous costs, (v) costs incurred for mobile gaming and live streaming content, and (vi) cultural development fee and surcharges. The Group is subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate was 1.5% of the net advertising revenues in 2022, 2023 and 2024, according to the relevant preferential tax policy.

Cost of revenues from transactions with related parties are set forth below for the years indicated:

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues-related party	14,564	1.3	345	0.0	1,031	141	0.1

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the years indicated.

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses(1):
Research and development expenses	184,604	17.0	106,592	14.3	71,058	9,735	7.0
Sales and marketing expenses	552,716	51.8	188,700	25.3	238,313	32,649	23.3
General and administrative expenses	155,445	14.4	55,853	7.5	132,126	18,101	12.9
Total operating expenses	900,765	83.2	351,145	47.1	441,497	60,485	43.2

(1)	Operating expenses from transactions with related parties are set forth below for the years indicated:

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing-related party	7,945	0.7	189	0.0	—	—	—

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

User engagement expenses consist of the costs of engagement-based loyalty points associated with our user loyalty programs to promote user engagement and retention for the Group’s mobile applications. Cost of users’ loyalty points is comprised of amount of loyalty points redeemed by users during a specific period and the change in estimated liabilities as to accumulated unredeemed loyalty points during such period. Pursuant to the Group’s user agreements, the Group can adjust at any time the minimum amount of loyalty points that must be earned before users can redeem their loyalty points. As such, change to such threshold in any specific period will affect the amount of sales and marketing expenses recorded during such period. For additional information on the accounting policy of our loyalty programs, see Note 2(u) to our audited consolidated financial statements included elsewhere in this annual report.

User acquisition expenses consist of the costs of both word-of-mouth referrals and third-party marketing.

Other sales and marketing expenses represent advertising and marketing expenses through third-party online and offline channels to promote brand recognition, short mobile messaging expenses and salaries and benefits for the Group’s sales and marketing personnel, including share-based compensation as well as impairment of certain other current assets.

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

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)

Cost of revenues	392	0.0	240	0.0	-	-	-
Research and development expenses	46,811	4.4	25,470	3.4	-	-	-
Sales and marketing expenses	5,601	0.5	1,960	0.3	2,050	281	0.2
General and administrative expenses	17,301	1.6	9,638	1.3	4,799	657	0.5
Total	70,105	6.5	37,308	5.0	6,849	938	0.7

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

On March 20, 2020, Shanghai Chenxing performed record-filing for VAT tax invoice of software products and licenses of software products and were subject to the VAT rate of 13%. As of the date of this annual report, Shanghai Chenxing is the only company in the Group that is subject to the VAT rate of 13%. Besides that, the Group’s revenues are subject to value-added tax at a rate of approximately 6%. The provision of advertising services in China is subject to a cultural development fee. The fee was charged at an applicable rate of 3% of the net advertising revenues prior to June 30, 2019, which was reduced to 1.5% commencing on July 1, 2019, according to a preferential tax policy issued on June 12, 2019 by the government of Shanghai. The preferential policy was in effect until December 31, 2024. Moreover, pursuant to the Announcement on the Supporting Tax and Fee Policy for Film Industry and Other Industries issued by the MOF and the SAT on May 13, 2020, the cultural development fee was waived from January 1, 2020 until December 31, 2020. Pursuant to the Announcement on the Extension of Certain Tax Preferential Policies in Response to COVID-19 Epidemic, the exemption period of the cultural development fee was extended until December 31, 2021.

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

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share and per share data)
Revenues(1):
Advertising and marketing revenue	839,377	77.5	569,569	76.4	972,933	133,291	95.2
Other revenue	243,668	22.5	175,988	23.6	48,959	6,707	4.8
Net revenues	1,083,045	100.0	745,557	100.0	1,021,892	139,998	100.0
Cost of revenues(2)	(562,607)	(51.9)	(415,913)	(55.8)	(560,351)	(76,768)	(54.8)
Gross profit	520,438	48.1	329,644	44.2	461,541	63,230	45.2
Operating expenses(2):
Research and development expenses	(184,604)	(17.0)	(106,592)	(14.3)	(71,058)	(9,735)	(7.0)
Sales and marketing expenses	(560,716)	(51.8)	(188,700)	(25.3)	(238,313)	(32,649)	(23.3)
General and administrative expenses	(155,445)	(14.4)	(55,853)	(7.5)	(132,126)	(18,101)	(12.9)
Total operating expenses	(900,765)	(83.2)	(351,145)	(47.1)	(441,497)	(60,485)	(43.2)
Other operating income	61,829	5.7	19,607	2.6	13,423	1,839	1.3
Income/(Loss) from operations(3)	(318,498)	(29.4)	(1,894)	(0.3)	33,466	4,584	3.3
Interest income	1,370	0.1	118	0.0	120	16	0.0
Interest expense	(468,612)	(43.3)	(185,794)	(24.9)	(202,083)	(27,685)	(19.8)
Foreign exchange related loss, net	(903)	(0.1)	(102)	(0.0)	(323)	(44)	(0.0)
Investment income/(loss) including impairment	(45,877)	(4.2)	2,700	0.4	750	103	0.1
Other income/(expenses), net	(81,879)	(7.6)	(2,367)	(0.3)	(349)	(48)	0.1
Loss before income taxes	(914,399)	(84.4)	(187,339)	(25.1)	(168,418)	(23,073)	(16.3)
Income tax benefit	1,048	0.1	2,026	0.3	888	122	0.1
Equity in loss of affiliate companies	(1,416)	(0.1)	—	—	—	—	—
Net loss	(914,767)	(84.5)	(185,313)	(24.9)	(167,530)	(22,951)	(16.2)

(1)	Revenues from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Advertising and marketing revenue	2,451	17	-	-

(2)	Cost of revenues and operating expenses from transactions with related parties are set forth below for the periods indicated:

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues(2)	14,564	1.3	345	0.0	1,031	141	0.1
Sales and marketing expenses	7,945	0.7	189	0.0	—	—	—

(3)	The Group recognized share-based compensation expenses of RMB70.1 million, RMB37.3 million and RMB6.8 million (US$0.9 million) in 2022, 2023 and 2024, respectively.

Comparison of Year Ended December 31, 2024 and Year Ended December 31, 2023

Revenues. The Group’s net revenues increased from RMB745.6 million in 2023 to RMB1,021.9 million (US$140.0 million) in 2024, primarily due to an overall increase in advertising budgets and the active expansion of new channel customers.

Cost of Revenues. The Group’s cost of revenues increased from RMB415.9 million in 2023 to RMB560.4 million (US$76.8 million) in 2024, primarily due to increases in media procurement cost as well as IT and bandwidth cost, which was partially offset by decreases in content procurement costs. Cost of revenues as a percentage of the Group’s net revenues decreased from 55.8% in 2023 to 54.8% in 2024. Share-based compensation expenses recognized in cost of revenues decreased from RMB0.24 million in 2023 to nil in 2024.

Gross Profit. The Group’s gross profit increased from RMB329.6 million in 2023 to RMB461.5 million (US$63.2 million) in 2024.

Operating Expenses. The Group’s total operating expenses increased from RMB351.1 million in 2023 to RMB441.5 million (US$60.5 million) in 2024.

●	Research and development expenses. The Group’s research and development expenses decreased from RMB106.6 million in 2023 to RMB71.1 million (US$9.7 million) in 2024. The decrease was primarily due to decrease in staff costs.

●	Sales and marketing expenses. The Group’s sales and marketing expenses increased from RMB188.7 million in 2023 to RMB238.3 million (US$32.6 million) in 2024. The increase was primarily due to increases in sales staff costs, user acquisition expenses, user engagement expenses.

User engagement expenses increased from RMB45.2 million in 2023 to RMB59.4 million (US$8.1 million) in 2024, primarily because we made efforts to increase user engagement on our platform.

User acquisition expenses increased from RMB117.9 million in 2023 to RMB151.6 million (US$21.0 million) in 2024, which was primarily because we strove to acquire more high quality users.

Other sales and marketing expenses increased from RMB25.6 million in 2023 to RMB27.3 million (US$3.8 million) in 2024, primarily due to increases in sales staff costs.

The sales and marketing expenses as a percentage of the Group’s net revenues decreased from 25.3% in 2023 to 23.3% in 2024.

●	General and administrative expenses. The Group’s general and administrative expenses increased from RMB55.9 million in 2023 to RMB132.1 million (US$18.1 million) in 2024. The increase was primarily due to to bad-debt provision, goodwill impairment as well as rising staff costs.

Other operating income. The Group’s other operating income decreased from RMB19.6 million in 2023 to RMB13.4 million (US$1.8 million) in 2024.

Interest income. The Group’s interest income slightly increased from RMB0.1 million in 2023 to RMB0.1 million (US$0.01 million) in 2024.

Interest expense. The Group’s interest expense was RMB202.1 million (US$27.7 million) in 2024, compared to RMB185.8 million in 2023. The interest expense was accrualed under the Convertible Loan Agreement and its supplemental agreements.

Foreign exchange related losses, net. The Group recognized foreign exchange related losses, net, of RMB0.1 million in 2023 and RMB0.3 million (US$44 thousand) in 2024.

Investment income, net. The Group recorded investment income, net of RMB0.8 million (US$0.1 million) in 2024, compared to investment income of RMB2.7 million in 2023 due to a lower average cash and cash equivalent balance during 2024.

Other income/(expenses), net. The Group recorded other expenses of RMB2.4 million in 2023 and RMB0.4 million (US$0.1 million) in 2024.

Income tax benefit. The Group recorded income tax benefit of RMB2.0 million and RMB0.9 million (US$0.1 million) in 2023 and 2024, respectively.

Net loss. As a result of the foregoing, net loss decreased from RMB185.3 million in 2023 to RMB167.5 million (US$22.9 million) in 2024.

Non-GAAP net loss. Non-GAAP net loss, which represents net loss before share-based compensation expenses, increased from RMB148.0 million in 2023 to RMB160.7 million (US$22.0 million) in 2024.

Comparison of Year Ended December 31, 2023 and Year Ended December 31, 2022

Revenues. The Group’s net revenues decreased from RMB1,083.0 million in 2022 to RMB745.6 million in 2023, primarily due to the weakness of macro environment in internet and technology sector, which adversely impacted on advertising demands. The number of advertising clicks increased by 67.8% from 2022 to 2023 while the revenue per click decreased from 0.32 in 2022 to 0.13 in 2023, leading to a decrease in the Group’s advertising and marketing revenues charged on oCPC basis.

Cost of Revenues. The Group’s cost of revenues decreased from RMB562.6 million in 2022 to RMB415.9 million in 2023, primarily due to the decrease in contenct procurement costs as well as bandwidth and IT infrastructure costs. Cost of revenues as a percentage of the Group’s net revenues increased from 51.9% in 2022 to 55.8% in 2023, as there is an increase in the procurement cost of external media as a support of the DAUs of the Group’s platform. Share-based compensation expenses recognized in cost of revenues decreased from RMB0.39 million in 2022 to RMB0.24 million in 2023.

Gross Profit. The Group’s gross profit decreased from RMB520.4 million in 2022 to RMB329.6 million in 2023.

Operating Expenses. The Group’s total operating expenses decreased from RMB900.8 million in 2022 to RMB351.1 million in 2023.

●	Research and development expenses. The Group’s research and development expenses decreased from RMB184.6 million in 2022 to RMB106.6 million in 2023. The decrease was primarily due to the decreased headcount of our research and development personnel which resulted in decreased expenditures on salaries and ESOP.

●	Sales and marketing expenses. The Group’s sales and marketing expenses decreased from RMB560.7 million in 2022 to RMB188.7 million in 2023. The decrease was primarily because the Group ceased the expansion of its user base and the number of users decreased.

User engagement expenses decreased from RMB191.0 million in 2022 to RMB45.2 million in 2023, primarily because the number of users declined.

User acquisition expenses decreased from RMB234.0 million in 2022 to RMB117.9 million in 2023, which was primarily due to the Group ceased its expansion of user base.

Other sales and marketing expenses decreased from RMB135.7 million in 2022 to RMB25.6 million in 2023, primarily due to the Group’s efforts to reduce its operating expenses.

The result of the foregoing contributed to a decrease in sales and marketing expenses as a percentage of the Group’s net revenues decreased from 51.8% in 2022 to 25.3% in 2023.

●	General and administrative expenses. The Group’s general and administrative expenses decreased from RMB155.4 million in 2022 to RMB55.9 million in 2023. The decrease was primarily due to the Group’s continuing efforts to decrease its administrative expenses as well as a decrease in bad-debt provision for account receivables.

Other operating income. The Group’s other operating income decreased from RMB61.8 million in 2022 to RMB19.6 million in 2023, primarily due to less refund of value-added taxes levied on software products and services.

Interest income. The Group’s interest income decreased from RMB1.4 million in 2022 to RMB0.1 million in 2023 due to a lower average cash balance during 2023 in comparison to 2022.

Interest expense. The Group’s interest expense was RMB185.8 million in 2023, compared to the once-off Convertible Loan incremental interests of RMB468.6 million in 2022.

Foreign exchange related loss, net. The Group recognized foreign exchange related loss, net, of RMB0.9 million in 2022 and RMB0.1 million in 2023.

Investment income/(expenses), net. The Group recorded investment income of RMB2.7 million in 2023, compared to investment loss of RMB45.9 million in 2022. The loss in 2022 mainly comprised of an impairment loss of a certain fund investment.

Other expenses, net. The Group recorded other expenses, net of RMB81.9 million and RMB2.4 million in 2022 and 2023, respectively.

Income tax benefit. The Group recorded income tax benefit of RMB1.0 million and RMB2.0 million in 2022 and 2023, respectively.

Equity in loss of affiliate companies. The Group recorded equity in loss of affiliate companies of nil in 2023, compared to a loss of RMB1.4 million in 2022.

Net loss. As a result of the foregoing, net loss decreased from RMB914.8 million in 2022 to RMB185.3 million in 2023.

Non-GAAP net loss. Non-GAAP net loss, which represents net loss before share-based compensation expenses, decreased from RMB844.7 million in 2022 to RMB148.0 million in 2023.

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

We have conducted the below debt and equity financing activities since our initial public offering:

●	In September 2018, we completed our initial public offering and raised net proceeds of US$85.8 million after deducting underwriting discounts and commissions and the offering expenses.

●	On March 28, 2019, we and Alibaba entered into a convertible loan agreement, pursuant to which Alibaba advanced aggregate principal amount of approximately US$171.1 million to us on April 4, 2019. The Convertible Loan is unsecured and unsubordinated and has an original maturity date of April 4, 2022, which has been extended to June 30, 2026 pursuant to certain supplemental agreements. The convertible loan agreement contains certain covenants, restrictions and events of default on our activities, including, but not limited to, limitations on the incurrence of additional indebtedness; dividends or other distributions in cash or cash equivalents; and mergers, consolidations or the sale of all or substantially all of our assets.

●	In April 2019, we completed a follow-on public offering and raised net proceeds of US$31.0 million after deducting underwriting discounts and commissions and offering expenses.

●	On September 27, 2019, we issued an aggregate of 1,480,123 Class A ordinary shares to Haitong International Investment Solutions Limited pursuant to various agreements entered into between us, Shanghai Dongfang Newspaper Co., Ltd. and its subsidiaries, or collectively, The Paper, and certain other parties, and received proceeds of US$20.4 million.

●	In November 2018, Fun Literature Limited, our subsidiary that is the holding company of the entities that operate Midu Novels, entered into preferred share purchase agreements with certain third-party investors to issue series A redeemable convertible preferred shares an aggregate issuance price of US$14.0 million.

●	In 2019, Fun Literature Limited entered into a series of preferred share purchase agreements with third-party investors to issue series A and B redeemable preferred shares for an aggregate issuance price of US$54 million.

●	In December 2020, Fun Literature Limited issued Series C redeemable convertible preferred shares to certain third-party investors for a total consideration of US$111.8 million, which is net of issuance costs amounting to US$0.5 million. The consideration was comprised of US$55.0 million in cash, intangible assets of US$20.8 million, which mainly included developed technology and user data, and contents of US$36.6 million from one of the investors, which were all measured at fair value on the date of exchange. The Series C preferred shares were issued in December 2020 and the transfer of the intangible assets were completed in January 2021.

For the Convertible Loan, we and Alibaba entered into several supplemental agreements to the original convertible loan agreement, pursuant to which the maturity date of the Convertible Loan has been extended to June 30, 2026. The interest rate of the Convertible Loan has been amended from an original compound rate of 3% per annum to a compound rate of 9% per annum plus a simple rate of 3% per annum, calculated from the original loan drawdown date of April 4, 2019.

The following factors raise substantial doubt about our ability to continue as a going concern:

●	For the years ended December 31, 2022, 2023 and 2024, we incurred net losses of RMB914.8 million, RMB185.3 million and RMB167.5 million (US$22.9 million), respectively.

●	For the years ended December 31, 2022, 2023 and 2024, we had net cash used in operating activities of RMB443.8 million, RMB65.7 million, and net cash provided by operating activities of RMB3.8 million (US$0.5 million), respectively.

●	As of December 31, 2024, we had an accumulated deficit of RMB9,054.1 million (US$1,240.4 million) and a deficit in working capital of RMB409.3 million (US$56.0 million).

●	As of December 31, 2024, we had cash, cash equivalents, restricted cash and short-term investments of RMB96.5 million (US$13.2 million).

●	As of December 31, 2024, as discussed in Note 13 and Note 25 to the consolidated financial statements, the Group has a Convertible Loan of approximately RMB2.2 billion (US$301.7 million), including principal of US$171.1 million and unpaid interest that was expected to be matured on June 30, 2026.

●	The failure of our subsidiary, Fun Literature Limited, to complete a qualified initial public offering (“IPO”) by the stipulated deadline of December 31, 2024 has triggered redemption/sale rights exercisable by its preferred shareholders. As of the date of this annual report, the financial position of Fun Literature Limited reflects a shareholders’ deficit, with cash and cash equivalents amounting to RMB4.5 million (US$0.6 million). The deficiency of the subsidiary’s ability to perform potential redemption obligation will impose additional burdens on us.

Our liquidity is primarily dependent on our management’s ability to adjust the pace of our business expansion, control operating costs and expenses to reduce the cash used in operating activities, seek financing arrangements, including reaching a settlement agreement with preferred shareholders of Fun Literature Limited, and obtain additional funds through selling assets.

We have carried out an assessment of our cash flow forecast for the twelve months from the date of issuance of this annual report. In preparing the cash flow forecast, we have considered our historical cash requirements, our expected loan repayment obligations in 2025 and beyond, and our plan to further reduce operating costs and expenses.

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

In addition, the maturity date of the Convertible Loan has been extended to June 30, 2026. The total amount of the principal and accumulated interest payable of the Convertible Loan, including the incremental interest related to the increase in interest rate under the supplemental agreements from a compound rate of 3% per annum to a compound rate of 9% per annum plus a simple rate of 3% per annum, calculated starting from the original loan drawdown date of April 4, 2019, will amount to approximately US$344.6 million (RMB2,440.9 million) as of June 30, 2026. While we cannot assure you that we will be able to further extend the maturity date of the principal and accrued and unpaid interest of the Convertible Loan after June 30, 2026, we have assumed that we will be able to extend the maturity date of the Convertible Loan in preparing our cash flow forecast.

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

Facts and circumstances including accumulated and recurring losses from operations, net cash used in operating activities, negative working capital and uncertainties on the repayment of the Convertible Loan raise substantial doubt about our ability to continue as a going concern. See “Item 3.D. Risk Factors — Risks Relating to Our Industry and Business — There is substantial doubt as to our ability to continue as a going concern” and “— We require a significant amount of cash to fund our operations as well as to meet our Convertible Loan obligations and the redemption obligations of our subsidiary. If we cannot obtain additional financing and liquidity, our business, financial condition and results of operation will be materially and adversely affected.”

The following table sets forth a summary of the Group’s cash flows for the years indicated:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash provided by/(used in) operating activities	(443,797)	(65,698)	3,830	525
Net cash provided by/(used in) investing activities	267,555	26,483	(149)	(20)
Net cash provided by financing activities	(20,000)	—	—	—
Net increase/(decrease) in cash, cash equivalents and restricted cash	(196,242)	(39,215)	3,681	505
Effect of exchange rate changes on cash and cash equivalents	10,810	520	1,110	151
Cash, cash equivalents and restricted cash at beginning of the year	315,833	130,401	91,706	12,564
Cash, cash equivalents and restricted cash at the end of the year	130,401	91,706	96,497	13,220

Operating Activities

Net cash provided by operating activities was RMB3.8 million (US$0.5 million) in 2024, primarily due to net loss of RMB167.5 million (US$22.9 million), adjusted for (i) interest expense of RMB193.0 million (US$26.4 million), (ii) allowance for doubtful accounts of RMB26.0 million (US$3.5 million) and (iii) amortization of intangible assets of RMB11.4 million (US$1.6 million). Changes in assets and liabilities primarily consisted of (i) an increase in accounts receivable of RMB146.7 million (US$20.1 million), (ii) a decrease in accounts payable of RMB14.0 million (US$1.9 million) and (iii) an increase in accrued liabilities related to users’ loyalty programs of RMB4.7 million (US0.6 million).

Net cash used in operating activities was RMB65.7 million in 2023, primarily due to net loss of RMB185.3 million, adjusted for (i) interest expense of RMB168.2 million, (ii) share-based compensation of RMB37.3 million and (iii) negative allowance for doubtful accounts of RMB19.6 million. Changes in assets and liabilities primarily consisted of (i) an increase of accrued liabilities and other current liabilities of RMB92.4 million, (ii) an increase of accrued liabilities related to users’ loyalty programs of RMB33.1 million, and (iii) a decrease in accounts payable of RMB25.2 million as well as (iv) a decrease in accounts receivable of RMB22.8 million.

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

Investing Activities

Net cash used in investing activities was RMB149 thousand (US$20 thousand) in 2024, which was primarily due to purchase of property and equipment.

Net cash provided by investing activities was RMB26.5 million in 2023, which was primarily attributable to proceeds from sales and maturity of short-term investments of RMB26.4 million.

Net cash provided by investing activities was RMB267.6 million in 2022, which was primarily due to (i) proceeds from sales and maturity of short-term investments of RMB292.5 million and (ii) proceeds from disposal of property and equipment of RMB1.4 million.

Financing Activities

Net cash provided by financing activities was nil in 2023 and 2024, respectively.

Net cash used in financing activities was RMB20.0 million in 2022, which was primarily attributable to repayments of bank borrowings of RMB20.0 million.

Capital Expenditures

The Group made capital expenditures of RMB54 thousand and RMB149 thousand (US$20 thousand) in 2023 and 2024, respectively. The Group’s capital expenditures were mainly used for purchase of property.

Commitments

The following table sets forth the Group’s contractual obligations as of December 31, 2024:

	Payment due by period
	Total		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Operating lease obligations	3,479	477	2,621	858	-	-
Total	3,479	477	2,621	858	-	-

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

The Group’s research and development expenses were RMB184.6 million, RMB106.6 million and RMB71.1 million (US$9.7 million) in 2022, 2023 and 2024, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material effect on the Group’s total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Estimates.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Eric Siliang Tan	46	Co-founder and chairman
Bing Xu	45	Director, chief executive officer and chief financial officer
Jianfei Dong	44	Director and co-president
Sihui Chen	41	Co-founder and chief operating officer
Zhiliang Wang	42	Co-founder and chief technology officer

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

Compensation

In 2024, we paid aggregate cash compensation of approximately RMB3.0 million (US$0.4 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the Group VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers and will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

As of the date of this annual report, equity-based awards with respect to 6,033,599 Class A ordinary shares have been granted and were outstanding under the equity incentive plan (including equity-based awards previously granted under the 2017 equity incentive plan and the 2018 equity incentive plan).

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

As of December 31, 2022, 2023 and 2024, the Group had a total of 427, 370 and 331 employees, respectively. The following table sets forth the breakdown of the Group’s employees as of December 31, 2024 by function:

Function	Number of Employees	% of Total
Content management	67	20.2
Technology and product development	152	45.9
Sales, customer service and marketing	52	15.7
General administration	60	18.2
Total	331	100.0

The Group’s employees are based in Shanghai, Beijing, Wuhu City in Anhui Province, Shaoxin City in Zhejiang Province, Hainan and overseas, respectively. We believe the Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative and meritocracy. As a result, the Group has generally been able to attract and retain qualified personnel and maintain a stable core management team. The Group plans to hire additional experienced and talented employees in areas such as content management and research and development as it expands its business.

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

Transactions with Companies Controlled by or Affiliated with Mr. Tan

The Group provided advertising and marketing services to several companies controlled by Mr. Eric Siliang Tan, mainly Shanghai Tujin Internet Technology Co., Ltd., or Shanghai Tujin, and charged service fees of RMB2.5 million, nil and nil in the fiscal years ended December 31, 2022, 2023 and 2024, respectively. The advertising and marketing services were provided to help promote these companies’ mobile applications, which were developed in late 2018. As of December 31, 2023 and 2024, the amount due from such related parties that pertained to accounts receivable from related parties’ revenues generated was RMB45.8 million and RMB44.5 million (US$6.1 million), respectively. Although the settlement of the remaining receivables may be after the due date, as these companies are under the common control of our founder and they have demonstrated an ability to continuously pay off their balances, we did not view this delay in payment as a sign of collectability risk.

The Group entered into a cost-per-impression (CPM) arrangement for advertisement placement by the Group’s advertising customers with Shanghai Mengjia Internet Technology Co., Ltd., or Shanghai Mengjia, and Shanghai Tujin, which are media platforms controlled by Mr. Eric Siliang Tan, in 2019. The total service fee charged by Shanghai Mengjia and Shanghai Tujin amounted to RMB14.6 million, RMB0.3 million and RMB1.0 million (US$0.1 million) for the fiscal years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, amount due to the related parties in relation to the CPM arrangement was RMB0.2 million and RMB0.5 million (US$66 thousand), respectively.

In addition, Shanghai Tujin also provided advertising and marketing-related promotion services to the Group. For the years ended December 31, 2022, 2023 and 2024, the service fees charged from such related parties amounted to RMB7.9 million, RMB0.2 million and nil, respectively.

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

Legal and Administrative Proceedings

In re Qutoutiao Inc. Securities Litigation, 1:20-cv-06707 (SHS) (SDNY)

In re Qutoutiao, Inc. Securities Litigation, 23-1233 (2d Cir.)

On August 20, 2020, we and certain of our current and former directors and officers were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York. This action is brought on behalf of a putative class of persons who purchased or acquired our securities pursuant or traceable to our September 2018 initial public offering or April 2019 secondary public offering, or otherwise acquired our securities between September 14, 2018 and December 16, 2020 (the “Putative Class Period”). The complaint alleges violations of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 (the “Securities Act”), Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder based on alleged materially false or misleading statements or omissions in offering documents and/or issued throughout the Putative Class Period. Lead Plaintiff was appointed, and a consolidated amended complaint was filed on January 15, 2021. We filed a motion to dismiss such amended complaint on March 16, 2021. Lead Plaintiff filed an opposition to the motion on May 17, 2021, and we filed a reply on July 1, 2021.

On August 3, 2023, the District Court granted the motion to dismiss in its entirety. Plaintiff appealed the dismissal of the Securities Act claims to the United States Court of Appeals for the Second Circuit (the “Second Circuit”). Plaintiff alleges on appeal there were materially false or misleading statements or omissions made only in the offering documents. On January 3, 2024, Plaintiff filed his opening brief, and on April 3, 2024, we filed our brief in response. Plaintiff filed his reply brief on April 24, 2024. On October 28, 2024, the Second Circuit vacated the District Court’s dismissal of the Securities Act claims on the grounds that the District Court applied the wrong pleading standard to the Securities Act claims. The Second Circuit noted that all of Defendants’ other arguments remained available to them on remand. Plaintiff filed a second amended complaint on February 5, 2025, and Defendants moved to dismiss on April 7, 2025. It is premature at this stage of the litigation to evaluate the likelihood of a favorable or unfavorable outcome.

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

Our ADSs were listed on the NASDAQ Global Select Market since September 14, 2018 under the symbol “QTT.” We received a delisting notice from Nasdaq on March 14, 2023. On April 12, 2023, the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting with the SEC to delist us from Nasdaq, and the delisting became effective 10 days after filing the Form 25.

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

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld on account of PRC withholding taxes, as discussed above under “— People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your tax basis in the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend.

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

Foreign Exchange Risk

Substantially all of the Group’s revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company and our Hong Kong subsidiary is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the Group VIEs and their subsidiaries is the Renminbi. The Group uses Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. The Group recorded a loss in foreign currency translation adjustment, net of RMB232 million in 2022, RMB55 million in 2023 and RMB55 million (US$7.6 million) in 2024.

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

Inflation

Since its inception, inflation in China has not materially affected the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2022, 2023 and 2024 were increases of 2.0%, 0.2% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

We did not receive any payment from The Bank of New York Mellon, the depositary bank for our ADR program, in 2024.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2024. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that, as of December 31, 2024, our existing disclosure controls and procedures were ineffective due to the material weakness in internal control over financial reporting identified in “— Management’s Annual Report on Internal Control over Financial Reporting” below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria established within the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2024, our internal control over financial reporting was ineffective due to the material weakness identified below.

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

To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that material weakness in our internal control over financial reporting had not been corrected as of December 31, 2024.

Since we were a non-accelerated filer as of December 31, 2024, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Shandong Haoxin Certified Public Accountants Co., Ltd., our independent public accountant for the periods indicated. We did not pay any other fees to our auditors during the years indicated below.

	For the Year Ended December 31,
	2023	2024
	(In thousands of US dollars)
Audit Fees(1)	261	203
Tax Fees (2)	—	—
All Other Fees	—	—
Total	261	203

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements.

(2)	“Tax fees” represents the aggregate fees for professional services rendered by our principal auditors for tax compliance.

The policy of our board of directors is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit services, audit-related services and other services as described above. All of the services of Shandong Haoxin Certified Public Accountants Co., Ltd. for the years ended December 31, 2023 and 2024 described above were in accordance with the pre-approval policy.

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

We provided a copy of this disclosure to PwC and requested that PwC furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of PwC’s letter dated May 12, 2023 is incorporated herewith as Exhibit 16.1.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.	INSIDER TRADING POLICIES

At the time of our initial public offering, we adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. After delisted from Nasdaq in April 2023, the ADSs started to trade on the OTC Market, and the trading volume of the ADSs has been very low since then. As a result, we ceased to implement the Insider Trading Policy.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Qutoutiao Inc., its subsidiaries and the Group VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (1) to the registration statement on Form F-6 (File No. 333-227181), as amended, filed with the Securities and Exchange Commission on September 4, 2018)

2.2	Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

2.3	Form of Deposit Agreement among the Registrant and The Bank of New York Mellon, as depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (1) to the registration statement on Form F-6 (File No. 333-227181), as amended, filed with the Securities and Exchange Commission on September 4, 2018)

2.4	Description of Rights of Each Class of Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.3	Equity Interest Pledge Agreement by and among Shanghai Quyun Internet Technology Co., Ltd. (“Shanghai Quyun”), Shanghai Jifen Culture Communications Co., Ltd. (“Shanghai Jifen”) and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.4	Voting Rights Proxy Agreement by and among Shanghai Quyun, Shanghai Jifen and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.5	Exclusive Technology and Consulting Service Agreement by and between Shanghai Quyun and Shanghai Jifen (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.6	Exclusive Option Agreement by and among Shanghai Quyun, Shanghai Jifen and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.7	Loan Agreement by and among Shanghai Quyun and each shareholder of Shanghai Jifen (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.8	Qutoutiao Inc. Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (Registration No. 333-229673), filed with the Securities and Exchange Commission on February 14, 2019)

4.9	Series B1 Preferred Share Purchase Agreement, dated March 4, 2018, by and among Image Flag Investment (HK) Limited, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.10	Series B2 Preferred Share Purchase Agreement, dated March 8, 2018, by and among several investors, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.11	Trust Deed dated February 26, 2018 among the Registrant, The Core Trust Company Limited, as trustee, and Qu World Limited and QFUN Limited, each as a nominee (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.12	Baidu Alliance Membership Registration Agreement (English Translation) (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.13	Series B3 Preferred Share Purchase Agreement, dated April 19, 2018, by and among several investors, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.14	Series C1 Preferred Share Purchase Agreement, dated August 17, 2018, by and among Shimmering Investment (BVI) Ltd., the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.15	Series C1 Preferred Share Purchase Agreement, dated August 17, 2018, by and among CG Partners Opportunity Fund SP, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.16	Supplementary Agreement to Series C1 Preferred Share Purchase Agreement, dated September 4, 2018, by and among Shimmering Horizon L.P., the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.17	Series C2 Preferred Share Purchase Agreement, dated August 27, 2018, by and among Shanghai Pengpai Online Network Technology Co., Ltd., the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.18	Strategic Cooperation Framework Agreement, dated August 27, 2018, by and between Shanghai Dongfang Newspaper Co., Ltd. and Shanghai Jifen (English Translation) (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.19	Supplementary Agreement to Series C1 Preferred Share Purchase Agreement, dated September 11, 2018, by and among CG Partners Opportunity Fund SP, the Registrant, its principal shareholders and subsidiaries and other parties named thereto (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

4.20	Equity Interest Pledge Agreement by and among Shanghai Zhicao Information Technology Co., Ltd. (“Shanghai Zhicao”), Shanghai Big Rhinoceros Horn Information Technology, Co., Ltd. (“Big Rhinoceros Horn”) and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.21	Voting Rights Proxy Agreement by and among Shanghai Zhicao, Big Rhinoceros Horn and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.22	Exclusive Technology and Consulting Service Agreement by and between Shanghai Zhicao and Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.23	Exclusive Option Agreement by and among Shanghai Zhicao, Big Rhinoceros Horn and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.24	Loan Agreement by and among Shanghai Zhicao and each shareholder of Big Rhinoceros Horn (English Translation) (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.25	Convertible Loan Agreement, dated March 28, 2019, by and between the Registrant and Alibaba Investment Limited (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-230624), as amended, initially filed with the Securities and Exchange Commission on March 29, 2019)

4.25A	Third Supplemental Agreement to the Convertible Loan Agreement, dated April 29, 2022, by and between the Registrant and Alibaba Investment Limited (incorporated herein by reference to Exhibit 4.25A to the annual report on Form 20-F for the fiscal year ended December 31, 2021)

4.26	Series B Preferred Share Purchase Agreement, dated September 24, 2019, by and among Fun Literature Limited, Fun Literature (HK) Limited, Shanghai Zhicao, Big Rhinoceros Horn, Qutoutiao Inc. and CMC Rocket Holdings Limited (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.27	Share Pledge Agreement, dated September 29, 2019, by and among Shanghai Quyun, Anhui Zhangduan Internet Technology Co., Ltd. (“Anhui Zhangduan”) and each shareholder of Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.28	Voting Rights Proxy Agreement, dated September 29, 2019, by and among Shanghai Quyun, Anhui Zhangduan and each shareholder of Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.29	Exclusive Technical and Consulting Service Agreement, dated September 29, 2019, by and between Shanghai Quyun and Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.30	Exclusive Option Agreement, dated September 29, 2019, by and among Shanghai Quyun, Anhui Zhangduan and each shareholder of Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.31	Loan Agreement, dated September 29, 2019, by and among Shanghai Quyun and each shareholder of Anhui Zhangduan (English Translation) (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.32	Share Pledge Agreement, dated January 1, 2019, by and among Shanghai Quyun, Shanghai DragonS Information Technology, Co., Ltd. (“DragonS Information”) and each shareholder of DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.33	Voting Rights Proxy Agreement, dated January 1, 2019, by and among Shanghai Quyun, DragonS Information and each shareholder of DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.34	Exclusive Technical and Consulting Service Agreement, dated January 1, 2019, by and between Shanghai Quyun and DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.35	Exclusive Option Agreement, dated January 1, 2019, by and among Shanghai Quyun, DragonS Information and each shareholder of DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

4.36	Loan Agreement, dated January 1, 2019, by and among Shanghai Quyun and each shareholder of DragonS Information (English Translation) (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F for the fiscal year ended December 31, 2019)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-226913), as amended, initially filed with the Securities and Exchange Commission on August 17, 2018)

12.1*	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Shandong Haoxin Certified Public Accountants Co., Ltd.

15.2*	Consent of King & Wood Mallesons

16.1	Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission (incorporated herein by reference to Exhibit 16.1 to the annual report on Form 20-F for the fiscal year ended December 31, 2022)

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished herewith

†	Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The omitted information is (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. Schedules have been omitted from this exhibit pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of the exhibit or a copy of any omitted schedule to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUTOUTIAO INC.

By:	/s/ Bing Xu
Name:	Bing Xu
Title:	Chief Executive Officer and Chief Financial Officer

Date: April 30, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of Qutoutiao Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qutoutiao Inc., its subsidiaries and its consolidated variable interest entities (the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, facts and circumstances including accumulated and recurring losses from operations, negative working capital as of December 31, 2024, and uncertainties on the repayment of a convertible loan and on the triggering of the redemption terms exercisable by the preferred shareholders of the Company’s subsidiary Fun Literature Limited raised substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Board of Directors and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.

We have served as the Company’s auditor since 2023.

Weifang, the People’s Republic of China

April 30, 2025

QUTOUTIAO INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2023 and 2024

(All amounts in RMB thousands, except share data, or otherwise noted)

		As of
	Note	December 31, 2023	December 31, 2024
		RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	4	74,648	67,704	9,275
Restricted cash	2(h)	17,058	28,793	3,945
Accounts receivable, net	6	73,570	194,385	26,631
Amounts due from related parties	21	45,787	44,500	6,096
Prepayments and other current assets	7	137,933	100,046	13,706
Total current assets		348,996	435,428	59,653
Non-current assets:
Property and equipment, net	8	504	584	80
Right-of-use assets, net	10	5,633	3,043	417
Intangible assets	9	50,344	38,907	5,330
Goodwill		7,268	-	-
Other non-current assets	7	666	750	103
Total non-current assets		64,415	43,284	5,930
Total assets		413,411	478,712	65,583
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities (including current liabilities of the consolidated variable interest entity(“VIEs”) and its subsidiaries without recourse to the Company amounting to RMB684,660 and RMB 752,014 as of December 31, 2023 and December 31, 2024, respectively):
Accounts payable		379,573	365,556	50,081
Amounts due to a related party	21	154	480	66
Registered users’ loyalty payable	2(u)	13,863	6,307	864
Advance from customers and deferred revenue		56,610	75,560	10,352
Salary and welfare payable		37,466	62,329	8,539
Tax payable	11	40,448	46,594	6,383
Lease liabilities, current	10	2,407	2,516	345
Accrued liabilities related to users’ loyalty programs	2(u)	33,489	38,205	5,234
Accrued liabilities and other current liabilities	12	243,843	247,144	33,858
Total current liabilities		807,853	844,691	115,722

		As of
	Note	December 31, 2023	December 31, 2024
		RMB	RMB	US$ (Note 2(e))
Non-current liabilities (including non-current liabilities of the consolidated variable interest entity(“VIEs”) and its subsidiaries without recourse to the Company amounting to RMB3,366 and RMB 850, as of December 31, 2023 and December 31, 2024, respectively):

Convertible loan	13	1,944,834	2,168,619	297,100
Lease liabilities, non-current	10	3,366	850	116
Deferred tax liabilities	17	11,616	9,212	1,262
Non-current liabilities		1,959,816	2,178,681	298,478
Total liabilities		2,767,669	3,023,372	414,200

Commitments and contingencies	23
Mezzanine equity:
Redeemable non-controlling interests	20	1,583,130	1,770,350	242,537

Shareholders’ deficit:
Class A ordinary shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2023 and 2024; 42,812,245 shares issued as of December 31, 2023 and 2024; 38,726,637 shares outstanding as of December 31, 2023 and 2024)	14	26	26	4
Class B ordinary shares (US$0.0001 par value; 34,248,442 shares authorized As of December 31, 2023 and 2024; 32,937,193 shares issued and outstanding As of December 31, 2023 and 2024)	14	24	24	3
Additional paid-in capital		5,086,766	5,093,615	697,822
Treasury stock (US$0.0001 par value; 4,085,608 shares As of December 31, 2023 and 2024, respectively)		(142,229)	(142,229)	(19,485)
Accumulated other comprehensive income		(157,502)	(212,367)	(29,094)
Accumulated deficit		(8,724,473)	(9,054,079)	(1,240,404)
Total Qutoutiao Inc. shareholders’ deficit		(3,937,388)	(4,315,010)	(591,154)
Total liabilities, mezzanine equity and shareholders’ deficit		413,411	478,712	65,583

QUTOUTIAO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2022, 2023 and 2024

(All amounts in RMB thousands, except share data, or otherwise noted)

		Year ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$(Note 2(e))
Advertising and marketing revenue		836,926	569,552	972,933	133,291
Advertising and marketing revenue- related parties	21	2,451	17	-	-
Other revenue		243,668	175,988	48,959	6,707
Net revenues		1,083,045	745,557	1,021,892	139,998
Cost of revenues		(548,043)	(415,568)	(559,320)	(76,626)
Cost of revenues-related parties	21	(14,564)	(345)	(1,031)	(141)
Gross profit		520,438	329,644	461,541	63,231
Operating expenses:
Research and development expenses	2(r)	(184,604)	(106,592)	(71,058)	(9,735)
Sales and marketing expenses	2(s)	(552,771)	(188,511)	(238,313)	(32,649)
Sales and marketing expenses-related parties	21	(7,945)	(189)	-	-
General and administrative expenses	2(t)	(155,445)	(55,853)	(132,126)	(18,101)
Total operating expenses		(900,765)	(351,145)	(441,497)	(60,485)
Other operating income	18	61,829	19,607	13,423	1,839
(Loss) income from operations		(318,498)	(1,894)	33,467	4,585
Interest income	4, 5	1,370	118	120	16
Interest expense	13	(468,612)	(185,794)	(202,083)	(27,685)
Foreign exchange related loss, net		(903)	(102)	(323)	(44)
Investment gains/(loss) including impairment	5	(45,877)	2,700	750	103
Other income/(expenses), net	19	(81,879)	(2,367)	(349)	(48)
Loss before income taxes		(914,399)	(187,339)	(168,417)	(23,073)
Income tax benefit	17	1,048	2,026	888	122
Equity in loss of an affiliate company	5	(1,416)	-
Net loss attributable to Qutoutiao Inc.		(914,767)	(185,313)	(167,530)	(22,951)
Accretion to redemption value of convertible redeemable preferred shares of a subsidiary	20	(124,677)	(143,976)	(162,076)	(22,203)
Net loss attributable to Qutoutiao Inc.’s ordinary shareholders		(1,039,444)	(329,289)	(329,606)	(45,155)

Net loss		(914,767)	(185,313)	(167,530)	(22,951)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax		(231,844)	(54,668)	(54,865)	(7,516)
Total comprehensive loss attributable to Qutoutiao Inc.		(1,146,611)	(239,981)	(222,395)	(30,467)

Net loss per share attributable to Qutoutiao Inc.’s ordinary shareholders
— Basic and diluted	22	(13.56)	(4.30)	(4.30)	(0.59)
Weighted average number of ordinary shares used in per share calculation:
— Basic and Diluted	22	76,629,816	76,631,037	76,631,037	76,631,037

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the Years Ended December 31, 2022, 2023 and 2024

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

For the Years Ended December 31, 2022, 2023 and 2024

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

QUTOUTIAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the Years Ended December 31, 2022, 2023 and 2024

(All amounts in RMB thousands, except share data, or otherwise noted)

	Outstanding ordinary shares			Treasury stocks
	Number of Shares	Amount	Additional paid-in capital	Number of Shares	Amount	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
Balance as of January 1, 2024	71,663,830	50	5,086,766	4,085,608	(142,229)	(157,502)	(8,724,473)	(3,937,388)

Share-based compensation expense (Note 15)	-	-	6,849					6,849
Accretion on Series A convertible redeemable preferred shares of a subsidiary (Note 20)	-	-					(21,856)	(21,856)
Accretion on Series B convertible redeemable preferred shares of a subsidiary (Note 20)	-	-					(32,058)	(32,058)
Accretion on Series C convertible redeemable preferred shares of a subsidiary (Note 20)	-	-					(108,162)	(108,162)
							-	-
Exercise of share options
Net loss	-	-					(167,530)	(167,530)
Foreign currency translation	-	-				(54,865)		(54,865)
Balance as of December 31, 2024	71,663,830	50	5,093,615	4,085,608	(142,229)	(212,367)	(9,054,079)	(4,315,010)

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2022, 2023 and 2024

(All amounts in RMB thousands, except share data, or otherwise noted)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$(Note 2(e))
Cash flows from operating activities
Net loss	(914,767)	(185,313)	(167,530)	(22,951)
Adjustments for:
Depreciation of property and equipment	2,324	4,345	65	9
Amortization of intangible assets	102,621	12,305	11,437	1,567
Non-cash operating lease expense	12,996	6,164	2,590	355
Deferred tax benefit	(2,403)	(2,403)	(2,403)	(329)
Share-based compensation	70,105	37,308	6,849	938
Interest expense	438,112	168,177	192,953	26,434
Changes in estimate for accrued liabilities related to users’ loyalty programs	4,137	2,000	1,000	137
Allowance for doubtful accounts	(467)	(19,589)	25,908	3,549
Unrealized loss of non-marketable equity securities	50,487	-	-	-
Equity in losses of an affiliate company	1,416	-	-	-
Loss (gain) on disposal of property, plant and equipment	4,097	83	4	1
Impairment of goodwill and other current assets			7,268	996
Changes in assets and liabilities:			-	-
Accounts receivable	653,977	22,828	(146,723)	(20,101)
Amount due from related parties	211,061	3,015	1,287	176
Prepayments and other current assets	14,066	20,878	37,887	5,190
Other non-current assets	1,907	2,236	(84)	(12)
Accounts payable	81,226	25,179	(14,017)	(1,920)
Amount due to related parties	(6,336)	(438)	326	45
Registered users’ loyalty payable	(31,918)	(15,910)	(7,556)	(1,035)
Salary and welfare payable	(6,426)	(22,095)	24,863	3,406
Tax payable	(3,405)	(26)	6,146	842
Accrued liabilities related to users’ loyalty programs	(38,908)	(33,100)	3,716	509
Accrued liabilities and other current liabilities	(998,342)	(92,419)	3,301	453
Advances from customers and deferred revenue	(73,891)	7,904	18,950	2,596
Operating lease liabilities	(13,733)	(6,827)	(2,407)	(330)
Non-current liabilities	(1,733)	-	-	-
Net cash provided by / (used in) operating activities	(443,797)	(65,698)	3,830	525

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$(Note 2(e))
Cash flows from investing activities:
Purchase of short-term investments	(26,402)	-
Proceeds from sales and maturity of short-term investments	292,530	26,402	-
Purchase of property and equipment	(7)	(54)	(149)	(20)
Proceeds from disposal of property and equipment	1,434	135	-	-
Net cash provided by investing activities	267,555	26,483	(149)	(20)
Cash flows from financing activities:
Repayments of bank borrowings	(20,000)	-	-
Net cash used in financing activities	(20,000)	-	-
Net decrease in cash, cash equivalents and restricted cash	(196,242)	(39,215)	3,681	505
Effect of exchange rate changes on cash, restricted cash and cash equivalents	10,810	520	1,110	151
Cash, cash equivalents and restricted cash at the beginning of year	315,833	130,401	91,706	12,564
Cash, cash equivalents and restricted cash at the end of year	130,401	91,706	96,497	13,220
Supplemental disclosure of cash flow information:				-
Cash paid for interest (Note 13)	30,247	17,617	8,902	1,220
Cash paid for income taxes	1,478	4,482	1,515	208
Non-cash financing and investing activities:				-
Accretion to redemption value of Series A, B and C convertible redeemable preferred shares of a subsidiary	124,677	143,976	162,076	22,203
The below table reconciles cash, cash equivalents, and restricted cash
Cash and cash equivalents	122,801	74,648	67,704	9,275
Restricted cash	7,600	17,058	28,793	3,945
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	130,401	91,706	96,497	13,220

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

As of December 31, 2024, the Company’s principal subsidiaries and consolidated Affiliated Entities are as follows:

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

The service fee payable by Jifen to Quyun WFOE is determined by Quyun WFOE based on its services provided including various factors such as Quyun WFOE’s incurred technology support and consulting services fees, performance data and Jifen VIE’s revenues. The term of this agreement will expire in 10 years and may be extended at Quyun WFOE’s request prior to the expiration date. Quyun WFOE is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Jifen VIE. There was no service fee paid and payable from Jifen VIE to Quyun WFOE for this agreement For the Years Ended December 31, 2022, 2023 and 2024 as Jifen, in aggregated, has been incurring losses.

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

The following factors raise substantial doubt about the Group’s ability to continue as a going concern:

●	For the years ended December 31, 2022, 2023 and 2024, the Group incurred net losses of RMB914.8 million, RMB185.3 million and RMB167.5 million, respectively.

●	For the years ended December 31, 2022, 2023, the Group had net cash used in operating activities of RMB443.8 million, RMB65.7 million, and for the year ended December 31,2024, the Group had net cash provided by operating activities of RMB3.8 million, respectively.

●	As of December 31, 2024, the Group had an accumulated deficit of RMB9,054.1 million and a deficit in working capital of RMB409.3 million.

●	As of December 31, 2024, the Group had cash, cash equivalents, restricted cash and short-term investments of RMB96.5 million.

●	As of December 31, 2024, as discussed in Note 13 and Note 26 to the consolidated financial statements, the Group has a Convertible Loan from Alibaba (“Convertible Loan”) of approximately RMB2.17 billion, including principal of US$171.1 million and unpaid interest that was expected to be matured on June 30, 2026

●	As disclosed in Notes 20 and 23, the failure of the Company’s subsidiary, Fun Literature Limited (“FLL”), to complete a qualified initial public offering (IPO) by the stipulated deadline of December 31, 2024, has activated redemption/sale rights exercisable by its preferred shareholders. As of the reporting date, FLL’s financial position reflects a shareholders’ deficit, with cash, cash equivalents and restricted cash amounting to RMB6.0 million. The deficiency of the subsidiary’s ability to perform potential redemption obligation will impose additional burdens on the Company.

The liquidity of the Company mainly relies on the management’s ability to adjust its business expansion pace, control operating costs and expenses to reduce the cash used in operating activities, seek financing arrangements including reaching a settlement agreement with FLL’s preferred shareholders, and obtain additional funds through selling assets

The Company has carried out a review of its cash flow forecast for the twelve months from the date of issuance of the consolidated financial statements. In preparing the cash flow forecast, the Company’s management has considered historical cash requirements of the Group, the Group’s expected loan repayment obligations in 2024 and beyond, and the Company’s plan to further reduce operating costs and expenses.

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

The Convertible Loan had the original maturity date on April 4, 2022 (Note 13). The Company and Alibaba entered into several supplemental agreements to the original convertible loan agreement, pursuant to which the maturity date of the Convertible Loan has been extended to June 30, 2026. The interest rate of the Convertible Loan has also been amended from an original compound rate of 3% per annum to a compound rate of 9% per annum plus a simple rate of 3% per annum, calculated from the original loan draw down date of April 4, 2019. The total amount of the principal and accumulated interest payable of the Convertible Loan, including the incremental interest related to the increase in interest rate under the supplemental agreements, will amount to approximately US$312.7 million as of April 30, 2025. While the Company cannot assure that it will be able to continue to renew the Convertible Loan in future, the Company has assumed that it will be able to extend and renew the Convertible Loan in preparing its cash flow forecast.

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

The following table sets forth the assets, liabilities, results of operations and cash flows of VIEs and its subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and its subsidiaries are eliminated in the balances presented below:

	As of
	December 31, 2023	December 31, 2024
Assets
Current assets
Cash and cash equivalents	23,590	2,095
Restricted cash	17,008	25,009
Accounts receivable, net	73,143	193,525
Amount due from subsidiaries of the Company	320,387	448,016
Amount due from related parties	45,182	43,747
Prepayments and other current assets	91,422	61,218
Total current assets	570,732	773,610
Non-current assets
Property and equipment, net	493	552
Right-of-use assets	5,633	3,043
Intangible assets	3,883	2,057
Other non-current assets	666	666
Total non-current assets	10,675	6,318
Total assets	581,407	779,928
Liabilities
Current liabilities
Accounts payable	349,993	357,531
Amount due to subsidiaries of the Company	5,560,180	5,343,426
Amount due to related parties	81	430
Registered users’ loyalty payable	13,863	6,307
Advance from customers and deferred revenue	12,351	51,516
Salary and welfare payable	15,784	28,930
Tax payable	36,588	42,421
Lease liabilities, current	2,407	2,516
Accrued liabilities related to users’ loyalty programs	33,489	38,205
Accrued liabilities and other current liabilities	220,104	224,158
Total current liabilities	6,244,840	6,095,440
Lease liabilities, non-current	3,366	850
Total liabilities	6,248,206	6,096,290

	Year ended December 31,
	2022	2023	2024
Revenues:
Third-party revenues	828,341	673,730	1,021,548
Intra-Group revenues	579,967	637,646	-
Total revenues	1,408,308	1,311,376	1,021,548
Cost of revenues:
Third-party cost of revenues	(446,189)	(365,857)	(527,431)
Intra-Group cost of revenues	(376,184)	(571,434)	-
Total cost of revenues	(822,373)	(937,291)	(527,431)
Gross profit	585,935	374,085	494,117
Operating expenses:
Third-party operating expenses	(572,365)	(248,310)	(327,081)
Intra-Group operating expenses	(384,197)	(140,418)	(112,329)
Total operating expenses	(956,562)	(388,728)	(439,410)
Other operating income	9,153	4,237	226
Income / (Loss) from Operations	(361,474)	(10,406)	54,933
Third-party non-operating income/(expense)	(9,311)	859	1,780
Intra-Group non-operating expense	-	-	-
Income / (Loss) before income tax expense	(370,785)	(9,547)	56,713
Income tax benefit /(expense)	(54)	412	(141)
Equity in loss of an affiliate company	(1,416)	-	-
Net income / (loss)	(372,255)	(9,135)	56,572

	Year ended December 31,
	2022	2023	2024

Net cash (used in)/provided by operating activities	(22,037)	(58,155)	352,187
Net cash provided by/(used in) investing activities	28,625	59,222	(365,681)
Net cash provided by financing activities	—	—	-
Net increase/(decrease) in cash and cash equivalents	6,588	1,067	(13,494)
Cash and cash equivalents, restricted cash at the beginning of year	32,943	39,531	40,598
Cash and cash equivalents, restricted cash at the end of year	39,531	40,598	27,104

In accordance with the aforementioned VIE agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of VIEs. Therefore the Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs, except for registered capital, As of December 31, 2023 and 2024. As the VIEs and their subsidiaries were incorporated as limited liability Company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs.

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

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expense items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ deficit on the consolidated financial statement. The exchange rates used for translation on December 29, 2023 and December 31, 2024 and were US$1.00= RMB7.0827 and RMB7.1884, respectively, representing the index rates stipulated by the People’s Bank of China.

(e) Convenience Translation

Translations of balances in the Group’s consolidated balance sheet, consolidated statement of operations and comprehensive loss and consolidated statement of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1 = RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the US Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

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

As of December 31, 2023 and 2024, the carrying values of cash and cash equivalents, current accounts receivable, non-marketable equity securities, accounts payable, advance from customers and deferred revenue, registered users’ loyalty payable and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

The estimated fair value of the Convertible Loan approximated its carrying amount as the stated interest rate of the loan is close to the market rate. The Convertible Loan would qualify as Level 3 in the fair value hierarchy if it was to be carried at fair value due to the presence of significant unobservable inputs.

Assets and liabilities measured at fair value on a recurring basis

On a recurring basis, the Group measures its short-term investments in wealth management products and publicly traded equity security at fair value. As of December 31,2023 and 2024, the company has no assets and liabilities measured at fair value on a recurring basis.

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

(h) Restricted cash

As of December 31, 2023 and 2024, restricted cash of RMB17.1 million and RMB28.8 million represents the cash balance that was frozen in cooperation with preliminary investigation.

(i) Accounts receivable, net

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

(k) Long-term equity investments

The Company’s equity investments are accounted for as follows:

●	Non-marketable equity securities that do not have readily determinable fair value are measured using the measurement alternative recorded at cost less any impairment, plus or minus changes resulting from subsequent qualifying observable price changes. Any changes in carrying value of these equity investments are recorded in the consolidated statements of comprehensive loss. For the Company’s long-term investment in an equity fund, the Company elected to apply the net asset value (NAV) practical expedient per ASC 820 to measure these investments at fair value. The NAV is the estimated fair value of these investments, and changes in fair value is recorded in the consolidated statements of comprehensive loss. The fair value of this equity fund is nil as of December 31, 2024. This equity fund was reclassed to short-term investments as of December 31, 2021 since it became redeemable in 2022.

●	Equity method investments are securities that the Company does not control but is able to exert significant influence over the investments. These investments are initially recorded at cost and subsequently recognizes proportionate share of each equity investee’s net income or loss and to reflect the amortization of basis differences in the consolidated statements of comprehensive loss and accordingly adjusts the carrying amount of the investments. An impairment charge is recorded if the carrying amount of the investments exceed their fair value and this condition is determined to be other-than-temporary. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. Refer to Note 5– Investments for additional information.

(l) Goodwill and intangible assets

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

According to the above testing, no impairment losses for investments in equity investees were recognized during the years of 2022 and 2023. Impairment loss of RMB7,268 for investments in equity investees were recognized during the year of 2024.

(m) Impairment of long-lived assets other than Goodwill

For other long-lived assets including property and equipment, other non-current assets and intangible assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There was no impairment of any long-lived assets other than goodwill For the Years Ended December 31, 2022, 2023 and 2024.

(n) Leases

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

The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements.

(o) Advances from customers and deferred revenue

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

(p) Revenue recognition

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

The Group may also enter into contracts that can include various combinations of virtual items and privileges such as priority speaking rights or special symbols, which are generally capable of being distinct and accounted for as separate performance obligations, such as the VIP member program. Judgments are required as follow: 1) determining whether those virtual items and privilege are considered distinct performance obligations that should be accounted for separately versus together, 2) determining the standalone selling price for each distinct performance obligation, and 3) allocating of the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as the Group does not sell the virtual item or privilege separately, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For consumable virtual items, revenues is recognized immediately when the virtual item is used. For durable virtual items, revenue is recognized over the estimated user relationship periods. For the years ended December 31, 2022, 2023 and 2024, the VIP membership program was not material.

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

D. Disaggregation of revenue

In the following table, revenue is disaggregated by major service line and gross vs net recognition.

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$(Note 2(e))
Major service line
Advertising service provided to advertising customers	839,377	569,569	972,933	133,291
Other service
Agent and platform services	4,355	16,548	8,544	1,171
Live streaming and online games	195,213	155,659	18,912	2,591
Other revenues	44,100	3,781	21,503	2,945
Total Other services	243,668	175,988	48,959	6,707
Net Revenues	1,083,045	745,557	1,021,892	139,998

(q) Cost of revenues

The Group’s cost of revenues consists primarily of (i) bandwidth and server costs, (ii) costs incurred to vendors and suppliers for advertising and marketing services, (iii) content procurement costs paid to third-party professional media companies and freelancers, (iv) direct cost related to in-house content, rental cost, depreciation, salary and welfare for cost personnel and other miscellaneous costs, (v) costs incurred for mobile gaming and live streaming content, (vi) cultural development fee and surcharges. The Group is subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate prior to June 30, 2019 was 3% of the net advertising revenues, and was changed to 1.5% effective from July 1, 2019 to December 31, 2027.

(r) Research and development expenses

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

The Company accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. For the years ended December 31, 2022, 2023 and 2024, the Company has not capitalized any costs related to internal use software because the inception of the Group software development costs qualified for capitalization have been insignificant.

(s) Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) rewards to registered users related to loyalty programs, (ii) advertising and marketing expenses, (iii) charges for short mobile message service to registered users (iv) salary and welfare for sales and marketing personnel and (v) stock-based compensation expenses for sales and marketing personnel. The advertising and marketing expenses amounted to RMB234.0 million, RMB117.9 million and RMB132.7 million during the years ended December 31, 2022, 2023 and 2024, respectively.

(t) General and administrative expenses

General and administrative expenses also consist of (i) salary and welfare for general and administrative personnel, (ii) office expense, (iii) professional service fees, (iv) stock-based compensation expense, (v) bad debt expense and (vi) impairment of goodwill.

(u) User loyalty programs

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

For Qutoutiao’s loyalty program, rewards to its users are cleared from their accounts and will not be redeemable after the users have been inactive for 180 days. Other loyalty programs also have similar rewards clearing policies after the users have been inactive for a certain period of time.

The Group’s experience indicates that a certain portion of rewards is never redeemed in cash by its users, which the Group refers to as a “breakage”. The liability accrued for the reward is reduced by the estimated breakage that is expected to occur. The Group estimates breakage based upon its analysis of relevant reward history and redemption pattern as well as considering the expiration period of the rewards under the users agreement. In the assessment of breakage, each individual user’s account is categorized into certain pools of different range of outstanding rewards, and then further grouped into certain sub-groups on the basis of inactivity days. The past reward redemption pattern in those sub-groups was used to estimate the respective breakage for the outstanding rewards in each sub-group at each period end. For the years ended December 31, 2022, 2023 and 2024, total costs related to the users’ rewards granted (before estimated breakage) amounted to RMB194.8 million RMB40.2 million and RMB65.4 million, respectively, and total rewards redeemed in cash amounted to RMB250.9 million RMB89.6 million and RMB62.3 million respectively. The Company also reversed the accrued rewards of users who have not been active for the period specified in accordance with its rewards clearance policies, which amounted to non-cash adjustments of RMB 63.9 million RMB48.4 million and RMB7.7 million for the years ended December 31, 2022, 2023and 2024, respectively, which were recorded as a reduction of sales and marketing expense. As of December 31, 2022, 2023 and 2024, the total estimated breakage not accrued approximated to RMB6.2 million RMB2.0 million and RMB1.0 million, respectively. For the years ended December 31, 2022, 2023 and 2024, rewards consumed by purchasing the virtual items in live streaming and online games amounted to RMB1.4 million RMB0.04 million and RMB0.02 million respectively. The consumption was recorded as a reduction of revenue.

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

The actual cost to settle the estimated liability may differ from the estimated liability recorded. As of December 31, 2023 and 2024, users’ reward recorded in Registered Users’ Loyalty Payable were RMB13.9 million and RMB6.3 million, respectively, and estimated users’ rewards recorded in Accrued Liabilities Related to Users’ Loyalty Programs” were RMB33.5 million and RMB38.2 million, respectively.

(v) Employee social security and welfare benefits

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

(w) Income taxes

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of operations and comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions For the years ended December 31, 2022, 2023 and 2024. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

(x) Treasury Stock

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

(y) Share-based compensation

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

Option granted to non-employee

For share-based awards granted to non-employees, the Group accounts for the related share-based compensation expenses in accordance with ASC subtopic, 505-50 (“ASC 505-50”), Equity-Based Payments to Non-Employees. Under the provision of ASC 505-50, options of the Company issued to non-employees are measured based on fair value of the options which are determined by using the binomial option pricing model. These options are measured as of the earlier of the date at which either: (1) commitment for performance by the non-employee has been reached; or the non-employee’s performance is complete. Subsequent to the completion of the performance, the share-based award is assessed in accordance with ASC 815 to determine whether the award meets the definition of a derivative. In 2020, the entity adopted ASU 2018-07, and from the adoption date the Company applied the same guidance to both employee and non-employee share-based awards, which non-employee share- based payment equity awards are measured at the grant-date fair value of the equity instruments, similar to employee share-based payment equity awards.

(z) Government grants

Government grants are recognized as other income when received. For the years ended December 31, 2022, 2023 and 2024, the Group received financial subsidies of RMB4.5 million, RMB0.1 million and RMB0.2 million from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

(aa) Statutory reserves

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

(ab) Related parties

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

(ac) Dividends

Dividends are recognized when declared. No dividends were declared For the years ended December 31, 2022, 2023 and 2024, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ad) Loss per share

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

(ae) Comprehensive loss

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

(af) Recent Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 25 Segment and Geographic Information in the accompanying notes to the consolidated financial statements for further detail.

(ag) Recent Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), Income (or loss) from continuing operations before income tax expense (or benefit) and Income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Group’s fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2023-09.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”), which improves financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Company is currently evaluating the provisions of this ASU.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20) (“ASU 2024-04”). This new guidance clarifies the assessment of whether a transaction should be accounted for as an induced conversion or extinguishment of convertible debt when changes are made to conversion features as part of an offer to settle the instrument. The guidance is effective for fiscal years beginning after December 15, 2025, with early adoption permitted, and it can be adopted either on a prospective or retrospective basis. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2024-04.

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

For the years ended December 31, 2022, 2023 and 2024, Customer A contributed 11%, lower than 10% , lower than 10%, Customer C contributed lower than 10%, lower than 10% and 12%, Customer D contributed lower than 10%, lower than 10% and 12% of the Group, respectively.

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

The following table summarized customers with greater than 10% of the accounts receivables, including accounts receivable from related parties:

	As of December 31,
	2023	2024
Customer A — advertising and marketing customer	31%	23%
Customer B — advertising and marketing customer	13%	*	%

*	：less than 10%

4. Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits placed with banks or other financial institutions with original maturities less than three months, which are unrestricted as to withdrawal or use. Interest income associated with these deposits amounted to RMB1.4 million, RMB0.1 million and RMB0.1 million in the consolidated statements of comprehensive loss for the years ended December 31, 2022, 2023 and 2024.

The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction As of December 31, 2023 and 2024:

	RMB thousands			RMB thousands equivalent (US$)			RMB thousands equivalent			Total in
							(HKD/SGD/IDR)			RMB
	Overseas	China		Overseas	China		Overseas	China		thousands
		Non-VIE	VIE		Non-VIE	VIE		Non-VIE	VIE
December 31, 2023	32,470	1,043	23,490	17,486	—	—	159			74,648
December 31, 2024	49,383	261	2,094	15,773	—	—	193	—	—	67,704

5. Investments

As of December 31, 2023 and 2024, the Company held no short-term investments.

For time deposits with original maturities between three months and a year, its interest income amounted to RMB1.3 million, RMB2.7 million and RMB0.8 million in the consolidated statements of comprehensive loss for the years ended December 31, 2022, 2023 and 2024, respectively.

The change in fair value of short-term investments in wealth management products was recorded as investment gains which amounted to RMB2.3 million, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

The Company’s investments in non-marketable equity securities consist of an investment in an equity fund. During the first quarter of 2020, the Company subscribed to shares of an equity fund as a limited partner, with an initial cost of RMB106.0 million. The investment in the fund is nonredeemable for two years after the subscription date and the directors of the fund can extend the non-redemption period for another two years. The investment is measured under the NAV practical expedient. Unrealized losses of RMB50.5 million nil and nil was recorded in investment loss in the consolidated statements of comprehensive loss for the years ended December 31, 2022, 2023 and 2024, respectively. The fund was liquidated in 2023.

For the year end December 31, 2024, the Group recognized nil of share of loss of equity method investments (2022 and 2023: share of loss of RMB1.4 million and nil, respectively).

6. Accounts receivable, net

	As of December 31,
	2023	2024
Accounts receivable, gross	389,355	536,078
Less: allowance for credit losses	(315,785)	(341,693)
Accounts receivable, net	73,570	194,385

Movement of allowance for credit losses was as follows:

	Year ended December 31,
	2022	2023	2024
At beginning of the period	(335,841)	(335,374)	(315,785)
Reversal/(additional) of provisions	467	19,589	(25,908)
At the end of the period	(335,374)	(315,785)	(341,693)

7. Prepayments and other assets

Prepayment and other current assets consist of the following:

	As of December 31,
	2023	2024
Value-added tax receivable	102,528	75,878
Prepayment for the third parties	6,225	6,667
Loans and advance to employees	8,892	4,411
Lease deposits-current portion	2,048	2,048
Deposits	9,402	2,912
Cooperation service fee – current portion	1,240	-
Others	7,598	8,130
Total	137,933	100,046
Other non-current assets:
Long-term lease deposits	666	750
Total	666	750

8. Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2023	2024
Cost:
Office equipment	8,626	8,704
Less: Accumulated depreciation	(8,122)	(8,120)
Property and equipment, net	504	584

Depreciation expense recognized for the years ended December 31, 2022, 2023 and 2024 are summarized as follows:

	Year ended December 31,
	2022	2023	2024
Cost of revenues	534	358	-
Research and development expenses	1202	525	-
Sales and marketing expenses	249	415	-
General and administrative expenses	339	3,047	65
Total	2,324	4,345	65

9. Intangible assets, net

Intangible assets consist of the following:

	As of December 31,
	2023	2024
Cost:
Acquired user data	127,133	127,133
Acquired right to operate an online audio/video platform including content deferred tax liabilities impact	96,130	96,130
Computer software	12,290	12,290
Developed technology	9,000	9,000
Total cost	244,553	244,553
Less: Accumulated amortization	(194,209)	(205,646)
Intangible assets, net	50,344	38,907

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

Amortization expense for intangible assets For the years ended December 31, 2022, 2023 and 2024 is as follows:

	Year ended December 31,
	2022	2023	2024
Cost of revenues	9,613	9,613	9,613
Research and development expenses	900	1,800	900
Sales and marketing expenses	88,287	-	-
General and administrative expenses	3,821	892	924
Total	102,621	12,305	11,437

Future intangible asset amortization as of December 31, 2024 is as follows:

Year ended December 31,	Amortization Expense
2025	11,437
2026	9,787
2027	9,637
2028	8,036
Thereafter	10
Total	38,907

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

●	The components of lease expenses were as follows:

	Year ended December 31,
	2023	2024
Lease cost:
Amortization of right-of-use assets	6,164	2,590
Interest of lease liabilities	532	231
Total lease cost	6,696	2,821

●	Supplemental cash flow information related to leases was as follows:

	Year ended December 31,
	2023	2024
Operating leases
Operating lease right-of-use assets	5,633	3,043
Operating lease liabilities, current	(2,407)	(2,516)
Operating lease liabilities, non-current	(3,366)	(850)
Total operating lease liabilities	(5,773)	(3,366)

●	Supplemental balance sheet information related to leases was as follows:

	Year ended December 31,
	2023	2024
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease payments	6,689	2,639
Right-of-use assets obtained in exchange for lease obligations:	6,983	-

	As of December 31,
	2023	2024
Weighted-average remaining lease term
Operating leases	2.2 years	1.3	years
Weighted-average discount rate
Operating leases	5.7%	5.7%

●	Maturities of lease liabilities were as follows:

As of December 31, 2024
2025	2,621
2026	858
Total undiscounted lease payments	3,479
Less: imputed interest	(113)
Total lease liabilities	3,366

●	Future minimum lease payments for the Group’s operating leases were as follows:

As of December 31, 2024
2025	2,621
2026	858

11. Tax payable

	As of December 31,
	2023	2024
Value added tax	33,078	40,859
Corporate income tax	4,490	4,490
Individual income tax withholding	2,455	776
Urban maintenance and construction tax	77	120
Stamp duty	348	349
Total	40,448	46,594

The Group’s revenues are subject to value-added tax at a rate of approximately 6%.

12. Accrued liabilities and other liabilities

	As of December 31,
	2023	2024
Accrued liabilities and other current liabilities
Tax surcharges and other fees	133,502	142,225
Accrued advertising and marketing expense	100,868	90,260
Accrued professional service fees	1,854	6,680
Others	7,619	7,979
Total	243,843	247,144

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

As of December 31, 2024, the carrying value of the Company’s Convertible Loan, including unpaid interest of RMB940.4 million (2022: RMB:734.7 million), was RMB2,168.6 million (2023:RMB1,944.8million). Interest expenses recorded amounted to RMB468.4 million, RMB185.8 million and RMB201.9 million for the years ended December 31, 2022, 2023 and 2024, respectively. The Company and Alibaba entered into several supplemental agreements to the original convertible loan agreement on December 25, 2021, March 28, 2022, April 29, 2022, November 7, 2022, March 31, 2023, April 16, 2024 and April 17, 2025. According to the supplemental agreements, the Company paid interest amount to US$4.5 million in 2022, US$2.5 million in 2023 and US$1.3 million in 2024, respectively.

14. Ordinary Share

On July 17, 2017, Qutoutiao Inc. was incorporated as Limited Liability Company with authorized share capital of US$50,000 divided into 50,000 shares with par value US$1.00 each. On September 1, 2017, the authorized share capital of US$50,000, which represented 50,000 issued shares, was subdivided into 500,000,000 shares.

In February 2018, the Company established a trust to hold 10,000,000 of the Company’s issued shares. These ordinary shares were contributed by the founder and held in trust for the benefit of the employees who are under the 2017 Plan to be issued based on the discretion of the board of directors of the Company. The ordinary shares issued to the trust are accounted for as treasury shares of the Company and presented as such for all periods presented. The trust does not hold any other assets or liabilities as at December 31, 2023 and 2024, nor earn any income nor incur any expenses for the years presented.

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

Share-based compensation expense related to the option awards granted to the employees amounted to approximately RMB70.1 million, RMB37.3 million and RMB6.8 million For the years ended December 31, 2022, 2023 and 2024.

The following table summarizes the share option activity For the years ended December 31, 2022, 2023 and 2024:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
		RMB	In Years	RMB ‘000	RMB
Outstanding at January 1, 2022	6,381,088	0.0007	6.5	45,236	47.97
Granted	170,953	0.0007			2.74
Exercised	(355,745)	0.0007
Forfeited	(154,835)	0.0007
Cancelled	-	0.0007
Outstanding at December 31, 2022	6,041,461	0.0007	5.1	11,609	48.39
Granted		0.0007
Exercised		0.0007
Forfeited		0.0007
Cancelled		0.0007
Outstanding at December 31, 2023	6,041,461	0.0007	4.1	339	49.21
Granted
Exercised
Forfeited
Cancelled
Outstanding at December 31, 2024	6,041,461	0.0007	3.1	-	49.95
Vested and expected to vest at December 31, 2024	6,110,965	0.0007	3.1		50.90
Exercisable at December 31, 2024	6,033,599	0.0007	3.0		50.71

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of RMB1.9, RMB0.1 and RMB0.1 (US$0.01) at December 31, 2022, 2023 and 2024.

The total fair value of share options vested during the years ended December 31, 2022, 2023 and 2024 was RMB66.2 million, nil and nil, respectively. The total intrinsic value of options exercised during the years ended December 31, 2022, 2023 and 2024 were RMB22.2 million, nil and nil, respectively.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. There were no new grants in the year ended December 31, 2024.

	Options Granted in the year ended December 31, 2022	Options Granted in the year ended December 31, 2023	Options Granted in the year ended December 31, 2024
Expected volatility	50.43%-52.00%	-	-
Risk-free interest rate	2.47%-4.10%	-	-
Exercise multiple	2.8	-	-
Expected dividend yield	0%	-	-
Contractual term	10	-	-
Expected forfeiture rate (post-vesting)	0-20%	-	-
Fair value of the common share on the date of option grant (RMB)	1.45-3.83	-	-

Notes:

(1) The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of the Chinese sovereign bond/US government bond with a maturity life equal to the expected life to expiration.

(2) The Company has no history or expectation of paying dividends on its ordinary shares.

(3) Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

16. Employee benefits

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to RMB50.6 million, RMB30.1 million and RMB25.9 million for the years ended December 31, 2022, 2023 and 2024, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

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

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year ended December 31,
	2022	2023	2024
PRC Statutory income tax rates	25.0%	25.0%	25.0%
Change in valuation allowance	(17.2)%	(28.9)%	(10.2)%
Permanent book — tax difference	4.1%	29.0%	5.9%
Difference in EIT rates of certain subsidiaries	(12.0)%	(26.2)%	(21.2)%
Total	(0.1)%	(1.1)%	(0.5)%

Loss from domestic and foreign components before income tax benefit

The loss before income tax benefit for domestic and foreign components’ are as follows:

	Year ended December 31,
	2022	2023	2024
Domestic	316,425	(49,736)	(52,844)
Foreign	597,974	237,075	221,261
Total	914,399	187,339	168,417

Composition of income tax benefit

The current and deferred portions of income tax benefit included in the consolidated statements of comprehensive loss are as follows:

	Year ended December 31,
	2022	2023	2024
Current income tax expense	1,355	377	1,515
Deferred income tax benefit	(2,403)	(2,403)	(2,403)
Income tax benefit	(1,048)	(2,026)	(888)

Deferred tax assets and liabilities

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of
	December 31, 2023	December 31, 2024
Deductible temporary difference to accruals and others	518,990	211,338
Tax losses carried forward	913,576	647,240
Less: Valuation allowance	(1,432,566)	(858,578)
Total of deferred tax assets	-	-

Taxable temporary difference related to acquired right to operate an online audio/video content platform	11,616	9,212
Total of deferred tax liabilities	11,616	9,212

Deferred tax liability of RMB11.6 million represents the difference between the accounting basis and tax basis of the acquired right to operate an online audio/video content platform (Note 9) and will be realized over 10 years which is in line with the acquired right’s amortization period.

As of December 31, 2022, 2023 and 2024, the PRC entities of the Group had tax loss carryforwards of approximately RMB4,434.5 million, RMB3,936.9 million and RMB3,405.9 million, respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carryforwards of the Group will start to expire in varying amounts between 2025 and 2029. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

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

As of December 31, 2023 and 2024, valuation allowances of RMB1,432.6 million and RMB858.6 million were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carryforwards and other deferred tax assets generated by its subsidiaries and affiliated entities. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance is as follows:

	Year ended December 31,
	2022	2023	2024
Beginning balance	1,309,962	1,500,920	1,432,566
Current year additions	287,018	59,096	63,496
Current year reversals	(96,060)	(127,450)	(637,484)
Ending balance	1,500,920	1,432,566	858,578

18. Other Operating Income

The Chinese tax bureau implemented a new tax rule which states that for the period between April 1, 2019 to December 31, 2021, companies from selected service industries (i.e. postal services, telecommunication services, modern services and lifestyle services) qualify for an additional 10 percent super deduction of input VAT in addition to the existing, deductible input VAT. This policy has further been extended to December 31, 2023. The Company obtained the relevant certificate in 2019 and recorded a benefit from the super deduction of RMB33.1 million, RMB21.0 million and RMB0.2 million in other operating income for the years ended December 31, 2022, 2023 and 2024, respectively. In 2022, 2023 and 2024, other operating income also included a VAT related refund of RMB40.8 million, RMB6.3 million and RMB13.2 million, respectively, which was recorded upon receipt.

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

20. Redeemable non-controlling interests

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

In September 2019, Fun Literature issued 8,794,703 shares of Series B redeemable convertible preferred shares (“Fun Series B Preferred Shares”) each to CMC Capital and the Company for cash consideration of US$50,000,000 from each of them.

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

Specifically for the Series C call option, the Company concluded that the option should be separately accounted for and remeasured at fair value at the end of each reporting period as it represents a freestanding financial instrument. For the years ended December 31, 2022, 2023 and 2024, the value of the call option was not material.

The Company’s redeemable non-controlling interests activities for the years ended in December 31, 2022, 2023 and 2024 are summarized as follows:

	Year ended December 31,
	2022	2023	2024
Beginning balance	1,172,218	1,414,435	1,583,130
Foreign exchange impact	117,540	24,719	25,144
Accretion to redemption value of redeemable non-controlling interests	124,677	143,976	162,076
Ending balance	1,414,435	1,583,130	1,770,350

21. Related party transactions

For the years ended December 31, 2022, 2023 and 2024, the transactions and balance amount due to/from related parties was as follows:

Transaction amount with related parties

	Year ended December 31,
	2022	2023	2024
Services provided by the Group
Advertising and marketing service provided to related parties(1)	2,451	17	-

	Year ended December 31,
	2022	2023	2024
Services received by the Group
Advertisement costs charged from a related party(2)	14,564	345	1,031
Others advertising and promotional costs charged from a related party(3)	7,945	189	-

Balance amount with related parties

	As of
	December 31,2023	December 31,2024
Amount due from related parties(1)	45,787	44,500
Amount due to related parties(2)	154	480

(1)	For the years ended December 31, 2022, 2023 and 2024, the service fee of RMB2.5 million, nil and nil charged to related parties represents advertising and marketing services provided to companies under the common control of the founder, to help promote these companies’ online applications, which were developed in late 2018.

As of December 31, 2023 and 2024, the amounts due from related parties that pertains to accounts receivable from related party revenues generated was RMB45.8 million and RMB44.5 million respectively.

Although the balance as of December 31, 2024 is overdue, as these companies are under the common control of the founder and they have demonstrated an ability to continuously pay off their balances, the Company did not view this delay in payment as a sign of collectability risk.

(2)	In 2019 the Group entered into CPM (cost per impression) arrangements with media platforms under the common control of the founder for the Group’s customer’s advertisement placement. The total service fee charged from related parties amounted to RMB14.6 million, RMB0.3 million and RMB1 million for the years ended December 31, 2022, 2023 and 2024, respectively.

(3)	For the years ended December 31, 2022, 2023 and 2024, the service fee charged from related parties represented the expense charged from companies under common control of the founder which provided the Group advertising and marketing related promotion services.

22. Basic and diluted net loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share For the years ended December 31, 2022, 2023 and 2024 as follows:

	Year ended December 31,
	2022	2023	2024
Numerator:
Net loss attributable to Qutoutiao Inc.	(914,767)	(185,313)	(167,530)
Accretion on redemption value of Series A convertible redeemable preferred shares of a subsidiary (Note 20)	(15,947)	(18,370)	(21,856)
Accretion on redemption value of Series B convertible redeemable preferred shares of a subsidiary (Note 20)	(24,918)	(28,736)	(32,058)
Accretion on redemption value of Series C convertible redeemable preferred shares of a subsidiary (Note 20)	(83,812)	(96,870)	(108,162)
Net loss attributable to ordinary shareholders -Basic and diluted	(1,039,444)	(329,289)	(329,606)

Denominator:
Denominator for basic and diluted loss per share Weighted- average ordinary shares outstanding
Basic and diluted	76,629,816	76,631,037	76,631,037
Basic and diluted loss per share	(13.56)	(4.30)	(4.30)
Denominator for basic and diluted loss per ADS Weighted- average ADS outstanding

Basic and diluted	30,651,926	30,652,414	30,652,415
Basic and diluted loss per ADS	(33.91)	(10.74)	(10.75)

Note:

(1)	Options exercisable for a minimal exercise price are included in the denominator of basic loss per share calculation once there are no further vesting conditions or contingencies associated with them, as they are considered contingently issuable shares. Accordingly, the weighted average number of shares of 5,087,049 (2,034,820ADSs), 4,967,207 (1,986,883ADSs) and 4,967,207 (1,986,883ADSs) related to these options, for which the exercise price is RMB 0.0007 per share, are included in the denominator for the computation of basic EPS for the years ended December 31, 2022, 2023 and 2024, respectively.

(2)	On December 2, 2021, the Company announced its plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”) from the current ADS Ratio of four (4) ADSs to one (1) Class A ordinary share to a new ADS Ratio of two (2) ADSs to five (5) Class A ordinary shares. The change in the ADS Ratio became effective on December 10, 2021. For all the periods presented, basic and diluted loss per ADS, including the contingently issuable shares mentioned in (1) above, have been revised assuming the change of ADS ratio from a ratio of four ADSs to one Class A ordinary share to a new Ratio of two ADSs to five Class A ordinary shares occurred at the beginning of the earliest period presented.

Pursuant to ASC 260, “Earnings Per Share,” the effects of all other outstanding share options have been excluded from the computation of diluted loss per share For the years ended December 31, 2022, 2023 and 2024 due to their anti-dilutive effect. The following potential ordinary shares were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2022	2023	2024
Share options — weighted average	219,083	219,083	219,083

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

On August 20, 2020, the Company and certain of its current and former directors and officers were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York. This action is brought on behalf of a putative class of persons who purchased or acquired the Company’s securities pursuant or traceable to the Company’s September 2018 initial public offering or April 2019 secondary public offering, or otherwise acquired the Company’s securities between September 14, 2018 and December 16, 2020 (the “Putative Class Period”). The complaint alleges violations of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder based on alleged materially false or misleading statements or omissions in offering documents and/ or issued throughout the Putative Class Period. Lead Plaintiff was appointed, and a consolidated amended complaint was filed on January 15, 2021. The Company filed a motion to dismiss such amended complaint and there were no significant developments in the case. No loss contingency was accrued as of December 31, 2024, since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated.

In 2022, one of our material subsidiaries and one of the Key VIEs paid fines of RMB82.8 million in aggregate as a result of alleged fraudulent advertisements that an advertising customer placed on the Company’s online platform.

Contingencies

As disclosed in Note 20, FLL is a subsidiary of the Company primarily operating Midu novels. The failure of FLL to complete a qualified IPO by the end of 2024 has triggered the right of repurchase and sale by its preferred shareholders. The deficiency of the subsidiary’s ability to perform potential redemption obligation will impose additional significant burdens on the liquidity of the Company. The company’s management is attempting to reach a settlement with the preferred shareholders and anticipates no material adverse effect on the Company’s operating condition.

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

25. Segment Information

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its chief executive officer, who reviews financial information presented on a consolidated basis. The CODM uses consolidated net income and gross profit to assess financial performance and allocate resources. These financial metrics are used by the CODM to make key operating decisions, such as the determination of the rate at which the Company seeks to grow net income and the allocation of budget between cost of revenues and general and administrative expenses.

26. Subsequent events

On April 17, 2025, the Company and Alibaba entered into the Eighth Supplemental Agreement to the Convertible Loan Agreement, which extended the maturity date to June 30, 2026. The Company has made an undertaking to pay US$1.5 million no later than June 30, 2025 and another US$1.5 million immediately following the unfreezing of certain frozen bank accounts.

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

As of December 31, 2024, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed Financial Information of the Parent Company

BALANCE SHEET

	As of December 31,
	2023	2024
	RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	43,409	64,415	8,825
Amount due from subsidiaries and VIEs of the Company	3,783,399	3,843,508	526,559
Prepayments and other current assets	9,436	112	15
Total current assets	3,836,244	3,908,035	535,399
Other non-current assets	-	84	12
Total non-current assets	-	84	12
Total assets	3,836,244	3,908,119	535,411
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	-	-	-
Amounts due to subsidiaries and VIEs of the Company	230,306	283,879	38,892
Total current liabilities	230,306	283,879	38,892
Non-current liabilities:
Convertible loan	1,944,834	2,168,619	297,100
Investment deficit of subsidiaries and VIEs	5,598,492	5,770,631	790,573
Total non-current liabilities	7,543,326	7,939,250	1,087,673
Total liabilities	7,773,632	8,223,129	1,126,565
Shareholders’ deficit:
Class A ordinary shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2023 and 2024; 42,812,245 shares issued as of December 31, 2023 and 2024; 38,726,637 shares outstanding as of December 31, 2023 and 2024)	26	26	4
Class B ordinary shares (US$0.0001 par value; 34,248,442 shares authorized as of December 31, 2023 and 2024; 32,937,193 shares issued and outstanding as of December 31, 2023 and 2024)	24	24	3
Additional paid-in capital	5,086,766	5,093,615	697,822
Treasury stock (US$0.0001 par value; 4,085,608 shares as of December 31, 2023 and 2024, respectively)	(142,229)	(142,229)	(19,485)
Accumulated other comprehensive loss	(157,502)	(212,367)	(29,094)
Accumulated deficit	(8,724,473)	(9,054,079)	(1,240,404)
Total shareholders’ deficit	(3,937,388)	(4,315,010)	(591,154)
Total liabilities and shareholders’ deficit	3,836,244	3,908,119	535,411

STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2(e))
Operating expenses:
General and administrative	(77,185)	(47,078)	(13,535)	(1,854)
Total operating expenses	(77,185)	(47,078)	(13,535)	(1,854)
Loss from operations	(77,185)	(47,078)	(13,535)	(1,854)
Investment gains	585	1,408	53	7
Interest expense	(468,358)	(185,794)	(201,158)	(27,559)
Foreign exchange related gains, net	(220)	(14)	143	20
Other expenses, net	(42)	(33)	(1,716)	(235)
(Loss)/gain from subsidiaries and VIEs	(369,547)	46,198	48,683	6,670
Loss before provision for income taxes	(914,767)	(185,313)	(167,530)	(22,951)
Net loss	(914,767)	(185,313)	(167,530)	(22,951)
Accretion to redemption value of convertible redeemable preferred shares of a subsidiary	(124,677)	(143,976)	(162,076)	(22,204)
Net loss attributable to ordinary shareholders	(1,039,444)	(329,289)	(329,606)	(45,155)
Net loss	(914,767)	(185,313)	(167,530)	(22,951)
Foreign currency translation adjustment, net of nil tax	(231,844)	(54,668)	(54,865)	(7,516)
Comprehensive loss	(1,146,611)	(239,981)	(222,395)	(30,467)

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2022	2023	2024
Cash flows used in operating activities	(39,578)	(31,937)	(25,853)	(3,542)
Cash flows provided by investing activities	68,089	23,535	45,678	6,258
Effect of exchange rate changes on cash	2,845	822	1,181	162
Net increase/(decrease) in cash and cash equivalents	31,356	(7,580)	21,006	2,878
Cash and cash equivalents, beginning of year	19,633	50,989	43,409	5,947
Cash and cash equivalents, end of year	50,989	43,409	64,415	8,825

